As filed with the Securities and Exchange Commission on September 19, 2017

Registration No. 333-[●]

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

JACOBS ENGINEERING GROUP INC.

(Exact name of registrant as specified in its charter)

Delaware	8711	95-4081636
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1999 Bryan Street

Suite 1200

Dallas, Texas 75201

(214) 583-8500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael Tyler

Senior Vice President & General Counsel

Jacobs Engineering Group Inc.

1999 Bryan Street

Suite 1200

Dallas, Texas 75201

(214) 583-8500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Thomas M. McCoy CH2M HILL Companies, Ltd. 9191 South Jamaica Street Englewood, Colorado 80112 (303) 771-0900	Tad J. Freese Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	Mark J. Gentile Richards Layton & Finger, P.A. One Rodney Square, 920 North King Street Wilmington, Delaware 19801 (302) 651-7700	Christopher Ewan Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000	David A. Katz Wachtell, Lipton, Rosen & Katz 51 West 52nd St. New York, New York 10019 (212) 403-1000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and all other conditions to the transaction contemplated by the Agreement and Plan of Merger, dated as of August 1, 2017, described in the enclosed Proxy Statement/Prospectus have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, par value $1.00 per share	20,769,473(1)	N/A	$1.00(2)	$0.00(3)

(1)	The number of shares of common stock, par value $1.00 per share, of Jacobs Engineering Group Inc. (“Jacobs Common Stock”) being registered represents the estimated maximum number of shares of Jacobs Common Stock to be issuable in connection with the merger described herein (the “Merger”). The estimated maximum number of shares is calculated based upon (i) 31,105,995 shares of common stock, par value $0.01 per share, of CH2M HILL Companies, Ltd. (“CH2M Common Stock”), representing 24,603,332 shares of CH2M Common Stock outstanding as of September 5, 2017, including awards of restricted CH2M Common Stock granted under any CH2M HILL Companies, Ltd. (“CH2M”) equity incentive plan, plus 4,821,600 shares of Series A Preferred Stock, par value $0.01 per share, of CH2M outstanding as of September 5, 2017 which will be deemed converted to 6,502,663 shares of CH2M Common Stock upon consummation of the Merger, multiplied by (ii) a mixed election stock exchange ratio of 0.6677.
(2)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended (the “Securities Act”), and calculated pursuant to Rules 457(f)(2) and 457(f)(3) under the Securities Act, the proposed maximum aggregate offering price is equal to (a) the product of: (i) the book value of CH2M Common Stock on September 5, 2017, the date of CH2M’s latest balance sheet prior to the date of filing of this registration statement ($24.82 per share), and (ii) the approximate number of shares of CH2M Common Stock to be converted in the Merger (calculated as set forth in note (1) above), minus (b) $1,643,951,835.75 (the estimated minimum amount of cash to be paid to CH2M stockholders in the Merger calculated as the 31,105,995 shares of CH2M Common Stock outstanding as of September 5, 2017 multiplied by mixed election cash consideration of $52.85).
(3)	Calculated by multiplying the estimated aggregate offering price of securities to be registered by Jacobs Engineering Group Inc. by 0.000115900.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to the Jacobs Engineering Group Inc. shares of common stock has been filed with the Securities and Exchange Commission. These securities may not be offered or sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY PROXY STATEMENT/PROSPECTUS—SUBJECT TO COMPLETION—

DATED SEPTEMBER 19, 2017

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholders:

You are cordially invited to attend a special meeting of the stockholders (the “CH2M Special Meeting”) of CH2M HILL Companies, Ltd. (“CH2M”), which will take place on [●], 2017 at [●] [a.m./p.m.] Mountain time, at our World Headquarters, 9191 South Jamaica Street, Englewood, Colorado, 80112, USA.

As previously announced, on August 1, 2017, Jacobs Engineering Group Inc. (“Jacobs”) entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) with CH2M and Basketball Merger Sub Inc., a Delaware corporation and wholly-owned direct subsidiary of Jacobs (“Merger Sub”), pursuant to which Merger Sub will merge with and into CH2M, with CH2M continuing as the surviving corporation and becoming a wholly-owned direct subsidiary of Jacobs (the “Merger”). Each of the boards of directors of Jacobs and CH2M has unanimously approved the Merger.

If the Merger is completed, each share of common stock, par value $0.01 per share, of CH2M (“CH2M Common Stock”) outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than shares held by Jacobs, CH2M or any of their respective wholly-owned subsidiaries, and shares held by any holder of CH2M Common Stock who is entitled to demand and properly demands appraisal of such shares under Delaware law) will be converted into the right to receive, at the election of the holder of such share and subject to proration and adjustment procedures, either (i) mixed consideration consisting of $52.85 in cash, without interest, and 0.6677 shares of common stock, par value $1.00 per share, of Jacobs (“Jacobs Common Stock”), (ii) cash consideration consisting of $88.08 in cash, without interest or (iii) stock consideration consisting of 1.6693 shares of Jacobs Common Stock. Holders of CH2M Common Stock who do not make an election will receive the mixed consideration described in clause (i) above.

At the Effective Time, each share of Series A Preferred Stock, par value $0.01 per share, of CH2M (“CH2M Preferred Stock”) outstanding immediately prior to the Effective Time will be deemed converted into shares of CH2M Common Stock pursuant to Section 2.2 of the Certificate of Designation of the Series A Preferred Stock of CH2M, and such shares of CH2M Common Stock will be converted into the right to receive, at the election of the holder thereof, the mixed consideration, cash consideration or stock consideration described above.

It is anticipated that, immediately following the completion of the Merger, CH2M’s stockholders will own approximately 15% of the outstanding shares of Jacobs Common Stock, calculated on a fully-diluted basis.

Jacobs Common Stock is traded on the New York Stock Exchange (“NYSE”) under the trading symbol “JEC.” On [●], 2017, the latest practicable trading date before the printing of this Proxy Statement/Prospectus, Jacobs Common Stock closed at $[●] per share as reported by NYSE.

Jacobs and CH2M cannot complete the Merger unless, among other things, stockholders of CH2M adopt the Merger Agreement. The board of directors of CH2M unanimously recommends a vote “FOR” the CH2M Merger Proposal, “FOR” the CH2M Adjournment Proposal, and “FOR” the CH2M Golden Parachute Proposal, each as described in more detail in this Proxy Statement/Prospectus.

Your vote is very important. Whether or not you plan to attend the CH2M Special Meeting, it is important that your shares of CH2M Common Stock and CH2M Preferred Stock be represented and voted at the CH2M Special Meeting. I urge you to promptly vote and authorize your proxy instructions electronically through the Internet, by telephone or by signing, dating and returning the proxy card enclosed with this Proxy Statement/Prospectus. Voting through the Internet or by phone will eliminate the need to return your proxy card by mail.

This Proxy Statement/Prospectus contains important information about Jacobs, CH2M, the Merger Agreement, the proposed Merger and the CH2M Special Meeting. We encourage you to read carefully and in its entirety this Proxy Statement/Prospectus, including the Annexes and the documents incorporated by reference hereto, before voting. In particular, we urge you to read carefully the “Risk Factors” beginning on page 25 of this Proxy Statement/Prospectus.

On behalf of the board of directors of CH2M, thank you for your consideration and continued support.

Sincerely,

Jacqueline Hinman

Chairman, President and Chief Executive Officer

CH2M HILL Companies, Ltd.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of the proposed transactions described in this Proxy Statement/Prospectus or the securities to be issued pursuant to the Merger Agreement or determined if the information contained in this Proxy Statement/Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This Proxy Statement/Prospectus is dated [●], 2017, and is first being mailed to stockholders of CH2M on or about [●], 2017.

IF YOU ARE NOT A PARTICIPANT IN THE CH2M HILL RETIREMENT AND TAX-DEFERRED SAVINGS PLAN PLEASE DISREGARD THIS LETTER

CH2M HILL Companies, Ltd.

Participant Notice

Retirement and Tax-Deferred Savings Plan

[●], 2017

Dear Plan Participant:

This Proxy Statement/Prospectus has been furnished by CH2M HILL Companies, Ltd. (“CH2M”) in conjunction with the special meeting of stockholders (the “CH2M Special Meeting”) of CH2M to be held on [●], 2017, to vote on the CH2M Merger Proposal, the CH2M Adjournment Proposal and the CH2M Golden Parachute Proposal, each as described in more detail in this Proxy Statement/Prospectus.

While only the trustee of the CH2M HILL Companies, Ltd. Retirement and Tax-Deferred Savings Plan (the “CH2M 401(k) Plan”) can vote the shares of common stock, par value $0.01 per share, of CH2M (“CH2M Common Stock”) held in the CH2M 401(k) Plan, you, as a participant or a beneficiary of the shares of CH2M Common Stock in your account under the Plan as of [●], 2017 (the “Record Date”), and a named fiduciary under the CH2M 401(k) Plan, are entitled to instruct the trustee of the CH2M 401(k) Plan with respect to the voting of CH2M Common Stock in your account under the CH2M 401(k) Plan on the Record Date. The trustee will vote the CH2M Common Stock credited to your account in accordance with your instructions, provided that the trustee determines it can do so in accordance with the Employee Retirement Income Security Act of 1974 (“ERISA”). Pursuant to ERISA, the trustee would only be prevented from voting the CH2M Common Stock credited to your account in accordance with your instructions if the trustee deems that following the instructions would be a violation of their fiduciary duties.

A named fiduciary is a person who under ERISA has the authority and responsibility (if he or she chooses to exercise it) to instruct the trustee of a plan regarding specific investments. Consequently, because of the provisions of the CH2M 401(k) Plan, the CH2M 401(k) Plan participant as a named fiduciary may (if he or she chooses) instruct the trustee of the CH2M 401(k) Plan as to how to vote shares of CH2M Common Stock in his or her CH2M 401(k) Plan account.

As a CH2M 401(k) Plan participant, you will receive a voting instruction form allowing you to submit voting instructions to the trustee. Such voting instruction form is separate from and in addition to the proxy card you will receive if you are also the direct holder of CH2M Common Stock. If you do not send instructions regarding the voting of CH2M Common Stock in your CH2M 401(k) Plan account, or if your instructions are not received in a timely manner, such shares shall be voted at the CH2M Special Meeting by the trustee of the CH2M 401(k) Plan in accordance with the interests of the CH2M 401(k) Plan participants and the CH2M 401(k) Plan as a whole, as determined by the trustee. The voting instruction form must be received before 11:59 p.m., Mountain time, on [●], 2017 to be timely.

The trustee of the CH2M 401(k) Plan will vote uninstructed CH2M Common Stock in accordance with the interests of the CH2M 401(k) Plan participants and the CH2M 401(k) Plan as a whole, as determined by the trustee. In all events, the trustee will comply with ERISA in voting shares of CH2M Common Stock.

It should be noted that your instructions to the trustee are strictly confidential. You may, therefore, feel completely free to instruct the trustee to vote these shares in the manner you think best.

If you have any questions regarding the information provided to you, you may contact Erik Ammidown, CH2M 401(k) Plan Administrator, 9191 South Jamaica Street, Englewood, Colorado 80112, Erik.Ammidown@CH2M.com.

Sincerely,

The Trustee of the CH2M HILL Companies, Ltd. Retirement and Tax-Deferred Savings Plan

NOTICE OF SPECIAL MEETING

To Be Held on [●], 2017

To the stockholders of CH2M HILL Companies, Ltd.:

We will hold a special meeting of stockholders (the “CH2M Special Meeting”) of CH2M HILL Companies, Ltd., a Delaware corporation (“CH2M,” “we” or “our”), at our World Headquarters, 9191 South Jamaica Street, Englewood, Colorado, 80112, USA, on [●], 2017 at [●], Mountain time. We will consider and act on the following proposals at the CH2M Special Meeting:

1.	To approve, direct and adopt the Agreement and Plan of Merger, dated as of August 1, 2017, by and among Jacobs Engineering Group Inc., a Delaware corporation (“Jacobs”), Basketball Merger Sub Inc., a Delaware corporation and a wholly-owned direct subsidiary of Jacobs (“Merger Sub”) and CH2M (as it may be amended from time to time, the “Merger Agreement”), pursuant to which, upon the satisfaction or waiver of the conditions to closing set forth therein, Merger Sub will merge with and into CH2M (the “Merger”), with CH2M surviving the Merger as a wholly-owned direct subsidiary of Jacobs (the “CH2M Merger Proposal”). A copy of the Merger Agreement is attached hereto as Annex A and is more fully described in this Proxy Statement/Prospectus;

2.	To approve one or more adjournments of the CH2M Special Meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the CH2M Merger Proposal (the “CH2M Adjournment Proposal”); and

3.	To approve on a non-binding, advisory basis, certain compensation that will or may become payable to our named executive officers that is based on or otherwise relates to the Merger (the “CH2M Golden Parachute Proposal”), as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Interests of CH2M’s Directors and Officers in the Merger—Quantification of Payments and Benefits to CH2M’s Named Executive Officers” beginning on page 179.

This Proxy Statement/Prospectus and its Annexes, including all documents incorporated by reference into this Proxy Statement/Prospectus, more fully describes these items of business. We urge you to read this information carefully and in its entirety.

The board of directors of CH2M unanimously recommends that you vote (1) “FOR” the CH2M Merger Proposal; (2) “FOR” the CH2M Adjournment Proposal; and (3) “FOR” the CH2M Golden Parachute Proposal. The approval by CH2M stockholders of the CH2M Merger Proposal is required to complete the Merger described in this Proxy Statement/Prospectus. The approval of the adoption of the Merger Agreement, on the one hand, and the approval of the CH2M Adjournment Proposal and the advisory approval of the CH2M Golden Parachute Proposal, on the other hand, are subject to separate votes by CH2M stockholders, and neither the approval of the CH2M Adjournment Proposal nor the advisory approval of the CH2M Golden Parachute Proposal is a condition to completion of the Merger.

The CH2M Merger Proposal will be approved if a majority in voting power of the shares of CH2M common stock, par value $0.01 per share (“CH2M Common Stock”) and the shares of CH2M Series A Preferred Stock, par value $0.01 per share (“CH2M Preferred Stock”) entitled to vote on such matter, voting together as a single class on an as-converted basis, vote to adopt the Merger Agreement, assuming a quorum is present. The CH2M Adjournment Proposal will be approved if a majority of the votes cast by the shares of CH2M Common Stock and CH2M Preferred Stock, voting together as a single class on an as-converted basis, present or represented by proxy at the CH2M Special Meeting and entitled to vote on such matter, vote in favor of the CH2M Adjournment

Proposal, whether or not a quorum is present. The CH2M Golden Parachute Proposal will be approved if a majority of the votes cast by the shares of CH2M Common Stock and CH2M Preferred Stock, voting together as a single class on an as-converted basis, present or represented by proxy at the CH2M Special Meeting and entitled to vote on such matter, vote in favor of the CH2M Golden Parachute Proposal, assuming a quorum is present. The obligations of CH2M and Jacobs to complete the Merger are also subject to the satisfaction or waiver of several other conditions. We encourage you to read this Proxy Statement/Prospectus, including the Annexes, in its entirety because it explains the proposed Merger, the documents related to the Merger and other related matters.

Only holders of record of shares of CH2M Common Stock and CH2M Preferred Stock at the close of business on [●], 2017, the record date for the CH2M Special Meeting (the “Record Date”), are entitled to notice of and to vote at the CH2M Special Meeting and any adjournments or postponements of the CH2M Special Meeting. If you have any questions concerning the Merger, the CH2M Special Meeting or this Proxy Statement/Prospectus, need help voting your shares of CH2M Common Stock or CH2M Preferred Stock, or would like additional copies, without charge, of this Proxy Statement/Prospectus, the election forms, the proxy card or voting instruction form, please contact CH2M’s proxy solicitor:

Georgeson LLC

Toll Free: (888) 566-8006

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

Your vote is very important. It is important that your shares of CH2M Common Stock and CH2M Preferred Stock be represented and voted whether or not you plan to attend the CH2M Special Meeting. You may submit your proxy by completing and mailing the proxy card enclosed with this Proxy Statement/Prospectus, or you may grant your proxy electronically via the Internet or by telephone by following the instructions on the proxy card.

If your shares are held by the trustees of the CH2M HILL Companies Ltd., Retirement and Tax-Deferred Savings Plan (the “CH2M 401(k) Plan”), you will receive a voting instruction form allowing you to instruct the trustee of the CH2M 401(k) Plan with respect to the voting of the shares of CH2M Common Stock in your account under the CH2M 401(k) Plan on the Record Date. Such voting instruction form is separate from and in addition to the proxy card you will receive if you are also the direct holder of CH2M Common Stock. The trustee will vote the CH2M Common Stock credited to your account in accordance with your instructions, provided that the trustee determines it can do so in accordance with the Employee Retirement Income Security Act of 1974 (“ERISA”). Pursuant to ERISA, the trustee would only be prevented from voting the CH2M Common Stock credited to your account in accordance with your instructions if the trustee deems that following the instructions would be a violation of their fiduciary duties. If you do not send instructions regarding the voting of CH2M Common Stock in your CH2M 401(k) Plan account, or if your instructions are not received in a timely manner, such shares shall be voted at the CH2M Special Meeting by the trustee of the CH2M 401(k) Plan in accordance with the interests of the CH2M 401(k) Plan participants and the CH2M 401(k) Plan as a whole, as determined by the trustee. The voting instruction form must be received before 11:59 p.m., Mountain time, on [●], 2017 to be timely.

Please note that you may not vote the shares of CH2M Common Stock that are credited to your account(s) under the CH2M Deferred Compensation Plan, the CH2M Supplemental Executive Retirement and Retention Plan and/or the CH2M International Deferred Compensation Plan since these shares have not been issued to you.

Please submit your proxy promptly whether or not you expect to attend the CH2M Special Meeting.

By Order of the CH2M Board of Directors,

Thomas McCoy

Executive Vice President, General Counsel and Secretary

Englewood, Colorado

[●], 2017

REFERENCES TO ADDITIONAL INFORMATION

This Proxy Statement/Prospectus incorporates by reference important business and financial information about Jacobs from documents previously filed by Jacobs with the Securities and Exchange Commission (the “SEC”) that are not included in or delivered with this Proxy Statement/Prospectus. In addition, each of Jacobs and CH2M file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. This information is available without charge to you upon written or oral request.

This Proxy Statement/Prospectus and the Annexes hereto, the registration statement to which this Proxy Statement/Prospectus relates and the exhibits thereto, the information incorporated by reference herein and the other information filed by Jacobs and CH2M with the SEC is available for you to read and copy, without charge, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

You can also obtain these documents through the SEC’s website at www.sec.gov or on either Jacobs’ website at http://www.jacobs.com in the “Investors” section under “Filings and reports” or on CH2M’s website at http://www.ch2m.com in the “Investors” section under “Financial Information.” By referring to Jacobs’ website, CH2M’s website, and the SEC’s website, Jacobs and CH2M do not incorporate any such website or its contents into this Proxy Statement/Prospectus. You can also obtain these documents, without charge, by requesting them in writing, by email or by telephone from Jacobs or CH2M, as applicable, at its address and telephone number listed below.

Jacobs Engineering Group Inc. 1999 Bryan Street Suite 1200 Dallas, Texas 75201 Attention: Investor Relations Telephone: 214-583-8596 Email: jonathan.doros@jacobs.com	CH2M HILL Companies, Ltd. 9191 South Jamaica Street Englewood, Colorado 80112 Attention: Investor Relations Telephone: 720-286-2000 Email: stockholder@CH2M.com

In addition, if you have questions about the Merger or the CH2M Special Meeting, or if you need to obtain additional copies, without charge, of this Proxy Statement/Prospectus, the election forms, the proxy card, voting instruction form or other documents incorporated by reference in the Proxy Statement/Prospectus, you may contact CH2M’s proxy solicitor:

Georgeson LLC

Toll Free: (888) 566-8006

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

To obtain timely delivery of these documents before the CH2M Special Meeting, you must request the information no later than [●], 2017.

For a more detailed description of the information incorporated by reference in this Proxy Statement/Prospectus and how you may obtain it, see “Where You Can Find More Information” beginning on page 237.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This Proxy Statement/Prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Jacobs (File No. [●]), constitutes a prospectus of Jacobs under Section 5 of the Securities Act of 1933, as amended (“Securities Act”), with respect to the shares of common stock, par value $1.00, of Jacobs Engineering Group Inc. (“Jacobs Common Stock”) to be issued pursuant to the Merger Agreement. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the CH2M Special Meeting, at which CH2M stockholders will be asked to consider and vote on, among other matters, a proposal to adopt the Merger Agreement.

No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this Proxy Statement/Prospectus. This Proxy Statement/Prospectus is dated [●], 2017. The information contained in this Proxy Statement/Prospectus is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies.

This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

The information concerning Jacobs contained in this Proxy Statement/Prospectus or incorporated by reference has been provided by Jacobs, and the information concerning CH2M contained in this Proxy Statement/Prospectus has been provided by CH2M.

i

COMPARISON OF STOCKHOLDERS RIGHTS	224
EXPERTS	233
LEGAL MATTERS	234
DEADLINE FOR CH2M STOCKHOLDER PROPOSALS	235
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	236
WHERE YOU CAN FIND MORE INFORMATION	237
INDEX TO FINANCIAL STATEMENTS	F-1

ANNEXES

Annex A	Agreement and Plan of Merger, dated as of August 1, 2017, by and among Jacobs Engineering Group Inc., Basketball Merger Sub Inc. and CH2M HILL Companies, Ltd.

Annex B	Voting and Support Agreement, dated as of August 1, 2017, by and among Jacobs Engineering Group Inc., Basketball Merger Sub Inc. and AP VIII CH2 Holdings, L.P.

Annex C	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated August 1, 2017

Annex D	Opinion of Credit Suisse Securities (USA) LLC, dated August 1, 2017

Annex E	Form of Election Form and Letter of Transmittal

Annex F	Appraisal Rights

QUESTIONS AND ANSWERS

The following are brief answers to some questions that you may have regarding the Merger and the CH2M Special Meeting (each as defined below). The questions and answers in this section may not address all questions that might be important to you as a stockholder. For more detailed information, and for a description of the legal terms governing the Merger, we urge you to read carefully and in its entirety this Proxy Statement/Prospectus, including the Annexes hereto, and the documents incorporated by reference herein, as well as the registration statement to which this Proxy Statement/Prospectus relates, including the exhibits to the registration statement. See “Incorporation of Certain Documents by Reference” beginning on page 236 and “Where You Can Find More Information” beginning on page 237.

Q:	What is the Merger?

A:	On August 1, 2017, Jacobs Engineering Group Inc. (“Jacobs”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CH2M HILL Companies, Ltd., a Delaware corporation (“CH2M”), and Basketball Merger Sub Inc., a Delaware corporation and wholly-owned direct subsidiary of Jacobs (“Merger Sub”). Pursuant to and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into CH2M, with CH2M continuing as the surviving corporation and becoming a wholly-owned direct subsidiary of Jacobs (the “Merger”). The Merger Agreement is attached to this Proxy Statement/Prospectus as Annex A.

Q:	Why am I receiving this Proxy Statement/Prospectus?

A:	Pursuant to the terms of the Merger Agreement and Delaware law, CH2M stockholders must approve the Merger Agreement prior to the Merger. The CH2M board of directors is using this Proxy Statement/Prospectus to solicit proxies of the CH2M stockholders. In addition, this Proxy Statement/Prospectus is a prospectus for CH2M stockholders because Jacobs is offering shares of its common stock, par value $1.00 per share, (“Jacobs Common Stock”) in exchange for shares of CH2M common stock, par value $0.01 per share, (“CH2M Common Stock”) and shares of CH2M preferred stock, par value $0.01 per share, (“CH2M Preferred Stock”) which are convertible into shares of CH2M Common Stock in the Merger, at the election of the CH2M stockholders (as further discussed below). This Proxy Statement/Prospectus contains important information about the Merger Agreement, the Merger and the special meeting of the CH2M stockholders (the “CH2M Special Meeting”), and you should read it carefully. The enclosed voting materials allow you to vote your shares of CH2M Common Stock and CH2M Preferred Stock without attending the CH2M Special Meeting in person. If you are the direct holder of CH2M Common Stock and a participant in the CH2M HILL Companies Ltd., Retirement and Tax-Deferred Savings Plan (the “CH2M 401(k) Plan”), you will receive two proxy cards, and will need to timely submit both proxy cards in order to vote the shares held directly by you and to instruct the trustee of the CH2M 401(k) as to how to vote your shares held in the CH2M 401(k) Plan.

Your vote is important. We encourage you to submit your voting materials as soon as possible.

Q:	What will CH2M stockholders receive in the Merger?

A:

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of CH2M Common Stock (other than shares of CH2M Common Stock owned by (i) Jacobs, CH2M or any of their wholly-owned subsidiaries, which shares will be cancelled and will cease to exist or (ii) any person who is entitled to and properly demands statutory appraisal of his, her or its shares of CH2M Common Stock under Delaware law) will be converted into the right to receive, at the election of the holder thereof in accordance with, and subject to, the terms, conditions and procedures set forth in the

Merger Agreement, in each case without interest, one of the following consideration (the “Merger Consideration”):

•	the combination of (a) $52.85 in cash and (b) 0.6677 shares of Jacobs Common Stock (the “Mixed Election Consideration”);

•	$88.08 in cash (the “Cash Election Consideration”); or

•	1.6693 shares of Jacobs Common Stock (the “Stock Election Consideration”).

In addition, at the Effective Time, each outstanding share of CH2M Preferred Stock will be deemed converted into shares of CH2M Common Stock pursuant to Section 2.2 of the Certificate of Designation of the Series A Preferred Stock of CH2M, and such shares will be converted into the right to receive, at the election of the holder thereof in accordance with, and subject to, the terms, conditions and procedures set forth in the Merger Agreement, the applicable Merger Consideration elected by such holder.

CH2M stockholders who elect to receive the Cash Election Consideration or the Stock Election Consideration will be subject to proration to ensure that the aggregate number of shares of Jacob Common Stock to be issued by Jacobs in the Merger and the aggregate amount of cash to be paid in the Merger will be the same as if all applicable CH2M stockholders received the Mixed Election Consideration. Any CH2M stockholder who does not make an election will be treated as having elected to receive the Mixed Election Consideration. No fractional shares of Jacobs Common Stock will be issued in the Merger, and CH2M stockholders will receive cash in lieu of any fractional shares (after aggregating all shares delivered by such CH2M stockholder pursuant to the Merger). The Merger Consideration will be delivered to CH2M stockholders who have properly submitted the applicable forms described in this Proxy Statement/Prospectus as promptly as practicable following the Merger.

CH2M stockholders who hold shares of CH2M Common Stock under the CH2M 401(k) Plan may elect any of the above forms of Merger Consideration in the manner described below. Individuals who have shares of CH2M Common Stock credited to accounts under the CH2M Deferred Compensation Plan (the “DCP”), the CH2M Supplemental Executive Retirement and Retention Plan (the “SERRP”) and/or the CH2M International Deferred Compensation Plan (the “ISVEU”) may not elect the form of Merger Consideration in respect of such shares. Instead, the administrator of each of the DCP, SERRP and ISVEU will elect the form of Merger Consideration to be credited to accounts under the DCP, the SERRP and the ISVEU.

Q.	How do I make an election and what is the deadline for making an election?

A:	The election form (“Election Form”) will be mailed to CH2M stockholders with this Proxy Statement/Prospectus. The Election Form will allow each CH2M stockholder to specify the number of shares of CH2M Common Stock and CH2M Preferred Stock with respect to which such holder elects to receive Cash Election Consideration, Stock Election Consideration or Mixed Election Consideration. An Election Form, to be properly submitted, must be received by Wells Fargo Shareowner Services, the exchange agent for the Merger (the “Exchange Agent”), at its designated office by the election deadline, which is 5:00 p.m. Eastern time, on [●], 2017 (which is the date that is one (1) business day preceding the CH2M Special Meeting (the “Election Deadline”).

The election form for shares of CH2M Common Stock held by CH2M stockholders in the CH2M 401(k) Plan (the “401(k) Election Form”) will be separately mailed to CH2M stockholders by, or at the direction of, the trustee of the CH2M 401(k) Plan. The 401(k) Election Form will allow CH2M stockholders to direct the trustee to make a specific election with respect to shares of CH2M Common Stock held in the CH2M 401(k) Plan. The trustee of the CH2M 401(k) Plan must receive the 401(k) Election Form prior to the date specified in such form. For all purposes of this Proxy Statement/Prospectus, the “Election Deadline” for the shares of CH2M Common Stock held by CH2M stockholders in the CH2M 401(k) Plan is the date specified in the 401(k) Election Form.

Please note that if there are shares of CH2M Common Stock credited to your account(s) under the DCP, SERRP and/or the ISVEU, you do not need to make any election with respect to such shares. The administrator of each of the DCP, SERRP and ISVEU will elect the form of Merger Consideration to be credited to accounts under the DCP, the SERRP and the ISVEU.

Additional instructions for submitting your election are set forth in this Proxy Statement/Prospectus.

Q.	What happens if I do not send an Election Form (or 401(k) Election Form) or it is not received by the Election Deadline?

A:	If the Exchange Agent does not receive a properly completed Election Form from a CH2M stockholder at or prior to the Election Deadline, then such CH2M stockholder will be deemed to have elected to receive the Mixed Election Consideration with respect to his, her or its shares of CH2M Common Stock and CH2M Preferred Stock. You bear the risk of delivery of the Election Form to the Exchange Agent.

If the trustee of the CH2M 401(k) Plan does not receive a properly completed 401(k) Election Form prior to the date specified in the 401(k) Election Form, the trustee cannot ensure that your election will be followed and the trustee will make an election on your behalf with respect to shares of CH2M Common Stock held in the CH2M 401(k) Plan.

Q.	Can I change my election after the form of election has been submitted?

A:	Yes. You may revoke your election at or prior to the Election Deadline by submitting a written notice of revocation to the Exchange Agent or trustee of the CH2M 401(k) Plan, as applicable. Revocations must specify the name in which your shares of CH2M Common Stock or CH2M Preferred Stock are registered on the share transfer books of CH2M and any other information that the Exchange Agent or trustee may request, as applicable. If you wish to submit a new Election Form or 401(k) Election Form, you must do so in accordance with the election procedures described in this Proxy Statement/Prospectus and the Election Form or 401(k) Election Form. The notice of revocation must be received by the Exchange Agent or trustee of the CH2M 401(k) Plan, as applicable, at or prior to the Election Deadline for the revocation to be valid.

Q.	What will be the treatment of CH2M options and other equity awards?

A:	Immediately prior to the Effective Time, the vesting of each (i) outstanding share of restricted CH2M Common Stock (collectively, “CH2M Restricted Shares”), (ii) restricted stock unit in respect of CH2M Common Stock that is not an Assumed Restricted Stock Unit (as defined below), (iii) performance stock unit in respect of CH2M Common Stock that is not an Assumed Performance Stock Unit (as defined below), (iv) phantom stock right in respect of or economically linked to a share of CH2M Common Stock, (v) option to purchase CH2M Common Stock, (vi) stock appreciation right in respect of CH2M Common Stock and (vii) other equity or equity-based award in respect of, linked to or denominated in, CH2M Common Stock other than an Assumed Restricted Stock Unit (as defined below) or Assumed Performance Stock Unit (as defined below) (collectively, “CH2M Accelerated Equity Awards”) will accelerate with respect to one hundred percent (100%) of the shares of CH2M Common Stock underlying, or otherwise linked to, such CH2M Accelerated Equity Award (treating for this purpose any performance-based vesting condition as having been attained at “target”).

In addition, immediately prior to the Effective Time, each CH2M Accelerated Equity Award (other than CH2M Restricted Shares which will be converted in the Merger pursuant to the terms described above) will be cancelled in exchange for a cash payment equal to (i) any positive difference between the Mixed Election Consideration (valuing the Jacobs Common Stock in the Mixed Election Consideration based on the VWAP, defined below) and the exercise price per share of CH2M Common Stock, if applicable thereto, multiplied by (ii) the total number of shares of CH2M Common Stock subject to such CH2M Accelerated Equity Award as of immediately prior to such cancellation (the “Accelerated Equity Award Payment”).

At the Effective Time, each (i) restricted stock unit in respect of CH2M Common Stock granted after February 28, 2017 under CH2M’s Amended and Restated Long-Term Incentive Plan (“Assumed Restricted Stock Units”) held by an employee of CH2M who will continue employment with CH2M, Jacobs or their affiliates following the Effective Time (each, a “Continuing Employee”) will be converted into a restricted stock unit on the same terms and conditions (including applicable vesting requirements) in respect of the number of shares of Jacobs Common Stock equal to (a) the number of shares of CH2M Common Stock subject thereto immediately prior to the Effective Time, multiplied by (b) the Assumed Equity Award Exchange Ratio (as defined below) and (ii) performance stock unit in respect of CH2M Common Stock granted after February 28, 2017 under CH2M’s Amended and Restated Long-Term Incentive Plan (“Assumed Performance Stock Units”) held by a Continuing Employee will be converted into a Jacobs restricted stock unit on the same terms and conditions (with vesting to occur in substantially equal installments on each of the first three (3) anniversaries of the original date of grant of the related Assumed Performance Stock Unit, subject to such accelerated vesting, if any, provided to the holder thereof upon a qualifying termination of employment pursuant to current CH2M arrangements), in respect of the number of shares of Jacobs Common Stock equal to (a) the number of shares of CH2M Common Stock that would have vested at the end of the performance period if target performance had been achieved immediately prior to the Effective Time, multiplied by (b) the Assumed Equity Award Exchange Ratio. The “Assumed Equity Award Exchange Ratio” means (x) the sum of the cash and stock portions of the Mixed Election Consideration, divided by (y) the volume weighted average trading price of Jacobs Common Stock on the New York Stock Exchange (“NYSE”) for the ten (10) consecutive trading days ending on the third complete trading day prior to (and excluding) the closing date (the “VWAP”).

Q.	What will happen to the Payroll Deduction Stock Purchase Plan (the “PDSPP”) in connection with the Merger?

A:	In accordance with the terms of the Merger Agreement, CH2M terminated the offering period that was ongoing under the PDSPP as of the date of the Merger Agreement and refunded all funds credited to accounts under the PDSPP. If the Merger is consummated, the PDSPP will terminate as of the Effective Time.

Q:	When do you expect the Merger to be completed?

A:	The Merger is expected to close by the end of the 2017 calendar year. However, the closing of the Merger is subject to various conditions, including the approval by the CH2M stockholders, as well as certain required regulatory approvals. No assurance can be provided as to when or if the Merger will be completed, and it is possible that factors outside the control of Jacobs and CH2M could result in the Merger being completed at a later time, or not at all.

Q:	Will current Jacobs stockholders be affected by the Merger?

A:	Upon the closing of the Merger, each Jacobs stockholder will continue to hold the same number of shares of Jacobs Common Stock that such stockholder held immediately prior to the closing of the Merger. However, because, in connection with the Merger, Jacobs will be issuing shares of Jacobs Common Stock to CH2M stockholders in exchange for their shares of CH2M Common Stock and CH2M Preferred Stock, each share of Jacobs Common Stock outstanding immediately prior to the Merger will represent a smaller percentage of the aggregate number of shares of Jacobs Common Stock outstanding after the Merger.

Q:	When and where will the CH2M Special Meeting be held?

A:	The CH2M Special Meeting will be held at CH2M’s World Headquarters, 9191 South Jamaica Street, Englewood, Colorado, 80112, USA, on [●], 2017 at [●], Mountain time.

Q:	Who can attend and vote at the CH2M Special Meeting?

A:	Only holders of record of CH2M Common Stock and CH2M Preferred Stock at the close of business on [●], 2017 (the “Record Date”) are entitled to notice of, and to vote at, the CH2M Special Meeting. As of the Record Date, there were [●] shares of CH2M Common Stock and [●] shares of CH2M Preferred Stock outstanding and entitled to vote at the CH2M Special Meeting, held by approximately [●] holders of record. On the Record Date, the CH2M Preferred Stock was convertible into [●] shares of CH2M Common Stock. Each holder of CH2M Common Stock and CH2M Preferred Stock is entitled to one (1) vote for each share of CH2M Common Stock and each share of CH2M Preferred Stock (on an as-converted basis) owned as of the Record Date. If you are a participant in the CH2M 401(k) Plan, you may not vote directly at the CH2M Special Meeting; however, prior to the meeting you have the right to instruct the trustee of the CH2M 401(k) Plan regarding how to vote the shares of CH2M Common Stock in your account under such CH2M 401(k) Plan on the Record Date by submitting the voting instruction form. The trustee will vote the shares of CH2M Common Stock in your account under the CH2M 401(k) Plan in accordance with your instructions, provided that the trustee determines it can do so in accordance with ERISA. Please note that you may not vote the shares of CH2M Common Stock that are credited to your account(s) under the DCP, SERRP and/or the ISVEU since these shares have not been issued to you.

Q:	What constitutes a quorum for the CH2M Special Meeting?

A:	A majority of the outstanding shares of CH2M Common Stock and CH2M Preferred Stock (on an as-converted basis), represented in person or by proxy, will constitute a quorum for the CH2M Special Meeting. The shares of CH2M Common Stock and CH2M Preferred Stock held by a stockholder present in person at the CH2M Special Meeting, but not voting, and shares of CH2M Common Stock and CH2M Preferred Stock for which CH2M has received proxies indicating that the holders thereof have abstained will be counted as present at the CH2M Special Meeting for purposes of determining whether a quorum is established. For the avoidance of doubt, if you are a participant in the CH2M 401(k) Plan, you may not vote directly at the CH2M Special Meeting.

Q:	What are the proposals on which CH2M stockholders are being asked to vote and what is the recommendation of the CH2M board of directors with respect to each proposal?

A:	At the CH2M Special Meeting, the holders of record of CH2M Common Stock and CH2M Preferred Stock on the Record Date are being asked to:

1.	consider and vote on a proposal to approve and adopt the Merger Agreement, which is attached to this Proxy Statement/Prospectus as Annex A (the “CH2M Merger Proposal”);

2.	consider and vote on a proposal to approve one or more adjournments of the CH2M Special Meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the CH2M Merger Proposal (the “CH2M Adjournment Proposal”); and

3.	consider and vote on a proposal to approve, on a non-binding, advisory basis, certain compensation that will or may become payable to CH2M’s named executive officers that is based on or otherwise relates to the Merger (the “CH2M Golden Parachute Proposal”), as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Interests of CH2M’s Directors and Officers in the Merger—Quantification of Payments and Benefits to CH2M’s Named Executive Officers” beginning on page 179.

The board of directors of CH2M unanimously recommends a vote “FOR” the CH2M Merger Proposal, “FOR” the CH2M Adjournment Proposal and “FOR” the Golden Parachute Proposal, each described in more detail in this Proxy Statement/Prospectus. The approval of the adoption of the Merger Agreement, on the one hand, and the approval of the CH2M Adjournment Proposal and the advisory approval of the CH2M Golden Parachute Proposal, on the other hand, are subject to separate votes by CH2M stockholders, and neither the approval of the CH2M Adjournment Proposal nor the advisory approval of the CH2M Golden Parachute Proposal is a condition to completion of the Merger.

CH2M does not expect any other business to be conducted at the CH2M Special Meeting.

Q:	If I am a CH2M stockholder, why am I being asked to cast an advisory (non-binding) vote to approve the CH2M Golden Parachute Proposal?

A:	Securities and Exchange Commission (“SEC”) rules require CH2M to seek an advisory (non-binding) vote with respect to certain compensation that CH2M’s named executive officers may potentially receive from CH2M and/or Jacobs in connection with the Merger.

Q:	What vote is required to approve the proposals being presented at the CH2M Special Meeting?

A:	The CH2M Merger Proposal will be approved if a majority in voting power of the shares of CH2M Common Stock and CH2M Preferred Stock entitled to vote on such matter, voting together as a single class on an as-converted basis, vote to adopt the Merger Agreement at the CH2M Special Meeting. Since the vote on the CH2M Merger Proposal is based on the total number of shares of CH2M Common Stock and CH2M Preferred Stock outstanding (on an as-converted basis), rather than the number of actual votes cast, abstentions and failures to vote or submit a proxy card or voting instructions will have the same effect as voting “AGAINST” the approval of the CH2M Merger Proposal.

The CH2M Adjournment Proposal will be approved if a majority of the votes cast (excluding abstentions) by the shares of CH2M Common Stock and CH2M Preferred Stock, voting together as a single class on an as-converted basis, present or represented by proxy at the CH2M Special Meeting and entitled to vote on such matter, vote in favor of the CH2M Adjournment Proposal, whether or not a quorum is present. In this case, an abstention from voting and a failure to vote or to submit a proxy card or voting instructions will have no effect on the vote.

The non-binding advisory CH2M Golden Parachute Proposal will be approved if a majority of the votes cast (excluding abstentions) by the shares of CH2M Common Stock and CH2M Preferred Stock, voting together as a single class on an as-converted basis, present or represented by proxy at the CH2M Special Meeting and entitled to vote on such matter, vote in favor of the CH2M Golden Parachute Proposal, assuming a quorum is present. In this case, an abstention from voting and a failure to vote or to submit a proxy card or voting instructions will have no effect on the vote. The vote on the CH2M Merger Proposal is a vote separate and apart from the vote on the CH2M Golden Parachute Proposal.

Q:	What is the effect if the CH2M Merger Proposal is not approved at the CH2M Special Meeting?

A:	If the CH2M Merger Proposal is not approved by the requisite vote at the CH2M Special Meeting or any adjournment thereof, then the Merger will not occur. Instead, Jacobs and CH2M would each remain an independent company, and the Merger Consideration to be received by CH2M stockholders would not be paid. Each of Jacobs and CH2M have the right to terminate the Merger Agreement under certain circumstances, including failure to obtain the required CH2M stockholder vote.

Upon a termination for failure to obtain the CH2M required stockholder vote, CH2M will be required to reimburse Jacobs for certain of its out-of-pocket expenses in an amount not to exceed $15.0 million. In addition, CH2M will be required to pay Jacobs a termination fee equal to $85,444,783.80 (less any amount previously paid pursuant to the preceding sentence) if a third party made a public proposal for CH2M or such proposal became publicly known and was not withdrawn prior to the CH2M Special Meeting and, within twelve (12) months following the termination of the Merger Agreement, CH2M enters into a definitive written agreement providing for or consummates an acquisition of a material portion of CH2M.

Q:	What is the effect if the CH2M Golden Parachute Proposal is not approved at the CH2M Special Meeting?

A:	Approval of the CH2M Golden Parachute Proposal is not a condition to completion of the Merger. The CH2M stockholder vote with respect to the CH2M Golden Parachute Proposal is an advisory vote and will not be binding on CH2M. Therefore, if the Merger is approved by CH2M’s stockholders and completed, any “golden parachute” compensation may still be paid to CH2M’s named executive officers.

Q:	Are any CH2M stockholders already committed to vote in favor of the CH2M Merger Proposal?

A:	Yes. On August 1, 2017, in connection with the execution of the Merger Agreement, AP VIII CH2 Holdings, L.P. (“Apollo”), entered into a voting and support agreement with Jacobs (the “Voting Agreement”), pursuant to which Apollo, who owns 100% of the issued and outstanding CH2M Preferred Stock, which is convertible into approximately [●]% of the issued and outstanding shares of CH2M Common Stock as of the Record Date, has agreed to, among other things, vote in favor of the CH2M Merger Proposal and against any competing proposals. The Voting Agreement will terminate upon the earlier of (i) the conclusion of the CH2M Special Meeting and (ii) the termination of the Merger Agreement in accordance with its terms.

The Voting Agreement is attached to this Proxy Statement/Prospectus as Annex B and is incorporated by reference into this Proxy Statement/Prospectus.

Q:	If I have shares of CH2M Common Stock credited to accounts under the DCP, the SERRP and/or the ISVEU, can I vote those shares or elect what Merger Consideration I will receive?

A:	Shares of CH2M Common Stock credited to your account(s) under the DCP, the SERRP and/or the ISVEU have not been issued to you but instead are held by the trustee of each such plan. You may not vote such shares at the CH2M Special Meeting or elect the form of Merger Consideration with regard thereto. The administrator of the DCP, SERRP and ISVEU will vote such shares and determine the form of Merger Consideration to be credited to accounts under the DCP, the SERRP and the ISVEU.

Q:	If I am a CH2M stockholder, how do I vote?

A:	After reading and carefully considering the information contained in this Proxy Statement/Prospectus, please submit the enclosed proxy card or voting instructions for your shares of CH2M Common Stock or CH2M Preferred Stock as promptly as possible so that your shares will be represented at the CH2M Special Meeting. You may submit your proxy card or voting instructions before the CH2M Special Meeting in one of the following ways:

By Internet. Access the Internet website specified on the enclosed proxy card or voting instructions to submit your proxy or instructions and for the electronic delivery up until 11:59 p.m. Mountain time on [●] ([●] for participants in the CH2M 401(k) Plan). Have your proxy card or voting instructions in hand when you access the website and follow the instructions to obtain your records and to create an electronic proxy or voting instruction form.

By Phone. Use any touch-tone telephone to dial [●] to submit your proxy or voting instructions up until 11:59 p.m. Mountain time on [●] ([●] for participants in the CH2M 401(k) Plan). Have your proxy card or voting instructions in hand when you call and then follow the instructions. If you submit proxy or voting instructions by telephone, do not also return your proxy card or voting instructions by other means.

By Mail. Mark, sign and date your proxy card or voting instructions and return it in the postage-paid envelope we have provided or return it to the address set forth in such proxy card. Your proxy card or voting instructions must be received no later than the close of business on [●] ([●] for participants in the CH2M 401(k) Plan).

In addition, all holders of record of CH2M Common Stock and CH2M Preferred Stock may vote in person at the CH2M Special Meeting. In order to attend the CH2M Special Meeting, you must (i) be a holder of record of shares of CH2M Common Stock or CH2M Preferred Stock as of the Record Date and (ii) present valid photo identification issued by a government agency, such as a driver’s license or passport in person at the CH2M Special Meeting.

If you are a participant in the CH2M 401(k) Plan, you have the right, if you choose, to instruct the trustee of the CH2M 401(k) Plan to vote the shares of CH2M Common Stock in your account under the CH2M 401(k) Plan as of the Record Date. If you are a participant in the CH2M 401(k) Plan, you will receive a voting instruction form allowing you to submit voting instructions to the trustee. Such voting instruction form is separate from and in addition the proxy card you will receive if you are also the direct holder of CH2M Common Stock. The trustee will vote the shares of CH2M Common Stock in your account under the CH2M 401(k) Plan in accordance with your instructions, provided that the trustee determines it can do so in accordance with ERISA. If you do not send instructions regarding the voting of CH2M Common Stock in your CH2M 401(k) Plan account, such shares shall be voted by the trustee of the CH2M 401(k) Plan in accordance with the trustee’s determination of the interests of the CH2M 401(k) Plan participants and the CH2M 401(k) Plan as a whole. Please follow the instructions on your voting instruction form, which may be different from those provided to other CH2M stockholders. For the avoidance of doubt, if you are a participant in the CH2M 401(k) Plan, you may not vote directly at the CH2M Special Meeting.

Shares of CH2M Common Stock credited to your account(s) under the DCP, the SERRP and/or the ISVEU have not been issued to you but instead are held by the trustee of each such plan. You may not vote such shares at the CH2M Special Meeting.

After reading and carefully considering the information contained in this Proxy Statement/Prospectus, please submit your proxy or voting instructions as soon as possible even if you plan to attend the CH2M Special Meeting.

Q:	What do I do if I receive more than one set of voting materials?

A:	You may receive multiple sets of proxy materials if you hold your shares of CH2M Common Stock in multiple ways, such as directly as a holder of record and indirectly through the CH2M 401(k) Plan.

Please complete, sign, date and return each proxy card and voting instruction form you receive, or submit each proxy or voting instruction form by telephone or Internet by following the instructions on your proxy cards or the voting instruction form. If you received multiple sets of voting and election materials, you should submit each form as described in each separate set of voting materials you receive.

Q:	What will happen if I abstain from voting, fail to vote or submit a proxy card or voting instructions?

A:	If holders of CH2M Common Stock or CH2M Preferred Stock do not vote or fail to submit a proxy or voting instructions it may have a negative effect on the ability of CH2M to obtain the number of votes necessary for approval of the CH2M Merger Proposal.

The CH2M Merger Proposal will be approved if a majority in voting power of the shares of CH2M Common Stock and CH2M Preferred Stock entitled to vote on such matter, voting together as a single class on an as-converted basis, vote to adopt the Merger Agreement at the CH2M Special Meeting. Since the vote on the CH2M Merger Proposal is based on the total number of shares of CH2M Common Stock and CH2M Preferred Stock outstanding (on an as-converted basis), rather than the number of actual votes cast, abstentions and failures to vote or submit a proxy card or voting instructions will have the same effect as voting “AGAINST” the approval of the CH2M Merger Proposal.

The CH2M Adjournment Proposal will be approved if a majority of the votes cast (excluding abstentions) by the shares of CH2M Common Stock and CH2M Preferred Stock, voting together as a single class on an as-converted basis, present or represented by proxy at the CH2M Special Meeting and entitled to vote on such matter, vote in favor of the CH2M Adjournment Proposal, whether or not a quorum is present. In this case, an abstention from voting and a failure to vote or to submit a proxy card or voting instructions will have no effect on the vote. The chairman of the CH2M Special Meeting is also entitled to adjourn the meeting to another place, date or time if a quorum is not present.

The non-binding advisory CH2M Golden Parachute Proposal will be approved if a majority of the votes cast (excluding abstentions) by the shares of CH2M Common Stock and CH2M Preferred Stock, voting together as a single class on an as-converted basis, present or represented by proxy at the CH2M Special Meeting and entitled to vote on such matter, vote in favor of the CH2M Golden Parachute Proposal, assuming a quorum is present. In this case, an abstention from voting and a failure to vote or to submit a proxy card or voting instructions will have no effect on the vote. The vote on the CH2M Merger Proposal is a vote separate and apart from the vote on the CH2M Golden Parachute Proposal.

All properly submitted proxies or voting instructions (other than proxies for shares credited to accounts under the CH2M 401(k) Plan) received at the appropriate time in advance of the CH2M Special Meeting that are not revoked or changed prior to being exercised at the CH2M Special Meeting will be voted at the CH2M Special Meeting in accordance with the instructions indicated on the proxies or voting instructions or, if no instructions were provided, “FOR” the CH2M Merger Proposal, “FOR” the CH2M Adjournment Proposal and “FOR” the CH2M Golden Parachute Proposal.

The trustee of the CH2M 401(k) Plan will vote the shares of CH2M Common Stock in your account under the CH2M 401(k) Plan in accordance with your properly submitted proxy or voting instructions that have not been revoked or changed, provided that the trustee determines it can do so in accordance with ERISA. If you do not timely send a proxy or voting instructions regarding the voting of CH2M Common Stock in your CH2M 401(k) Plan account, such shares shall be voted by the trustee of the CH2M 401(k) Plan in accordance with the trustee’s determination of the interests of the CH2M 401(k) Plan participants and the CH2M 401(k) Plan as a whole.

Q:	Can I revoke or change my vote after I have submitted a proxy or voting instruction card?

A:	Yes. If you are a holder of record of CH2M Common Stock or CH2M Preferred Stock as of the Record Date (other than shares of CH2M Common Stock in your account under the CH2M 401(k) Plan), you can change your vote in one of three ways:

1.	you can send a signed notice of revocation, which must be received prior to the close of business on [●], to the address set forth in the proxy card;

2.	you can submit a new, valid, revised proxy bearing a later date by mail, over the Internet or by telephone as described above, which revised proxy must be received prior to the deadlines set forth above for each method of voting; or

3.	you can attend the CH2M Special Meeting and vote in person, which will automatically cancel any proxy previously given, though your attendance alone will not revoke any proxy that you have previously given.

If you are a participant in the CH2M 401(k) Plan, you can change your vote in one of two ways:

1.	you can send a signed notice of revocation, which must be received prior to the close of business on [●], to the address set forth in the voting instruction form relating to the shares of CH2M Common Stock in your account under the CH2M 401(k) Plan; or

2.	you can submit a new, valid, revised proxy bearing a later date by mail, over the Internet or by telephone as described above, which revised proxy must be received prior to the deadlines set forth above for each method of voting.

If you are a participant in the CH2M 401(k) Plan, you may not vote directly at the CH2M Special Meeting.

Q:	Are there any risks that I should consider?

A:	Yes. We have described certain of these risks in more detail under “Risk Factors” beginning on page 25. You also should read and carefully consider the risk factors relating to Jacobs contained in the documents that are incorporated by reference into this Proxy Statement/Prospectus.

Q:	Are CH2M stockholders entitled to appraisal rights in the Merger?

A:	Yes. CH2M stockholders are expected to be entitled to appraisal rights in connection with the Merger. For further information, see “The Merger—CH2M Stockholder Appraisal Rights” beginning on page 183.

Q:	What are the material U.S. federal income tax consequences of the Merger to a holder of CH2M Common Stock or CH2M Preferred Stock?

A:	In general, the receipt of the Merger Consideration is intended to be a taxable transaction for U.S. federal income tax purposes. For a more detailed summary of the material U.S. federal income tax consequences of the Merger, see “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 187.

CH2M stockholders should also consult their own tax advisors to determine the particular tax consequences to them of the Merger (including the application and effect of any U.S. federal estate, gift and other non-income tax laws and tax consequences under state, local or non-U.S. tax laws).

Q:	Can I sell my CH2M Common Stock or CH2M Preferred Stock prior to the Merger?

A:	No. There will be no further trading permitted through CH2M’s internal market prior to the Effective Time.

Q:	What are the conditions to the closing of the Merger?

A:	The consummation of the Merger is subject to customary closing conditions, including: (i) the approval of the Merger Agreement by the CH2M stockholders, (ii) the expiration or termination of applicable waiting periods under, or receipt of the applicable consents required under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and certain foreign antitrust and competition laws, (iii) the absence of any order, applicable law or other legal restraints of certain specified governmental authorities enjoining or otherwise prohibiting the consummation of the Merger, (iv) the accuracy of certain representations and warranties of each of the parties contained in the Merger Agreement, subject to specified materiality qualifications, (v) compliance, in all material respects, by each of the parties with their respective covenants contained in the Merger Agreement, (vi) the effectiveness of this registration statement (and no stop order suspending the effectiveness of the registration statement shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced or threatened unless subsequently withdrawn) and the approval of the listing of the Jacobs Common Stock to be issued in the Merger on the NYSE, (vii) the absence of a material adverse effect on either CH2M or Jacobs since the date of the Merger Agreement and (viii) the other conditions set forth in the Merger Agreement.

The consummation of the Merger is not subject to a financing condition.

Q:	Where can I find more information about the parties to the Merger?

A:	You can find more information about Jacobs, Merger Sub and CH2M by reading the sections of the Proxy Statement/Prospectus titled “Information about Jacobs and Merger Sub” beginning on page 93 and “Information about CH2M” beginning on page 94.

Q:	How do I obtain the voting results from the CH2M Special Meeting?

A:	Preliminary voting results will be announced at the CH2M Special Meeting and will be set forth in a press release that Jacobs and CH2M intend to issue after the CH2M Special Meeting. The press release is expected to be available on Jacobs’ and CH2M’s respective websites. Final voting results for the CH2M Special Meeting are required to be filed in a Current Report on Form 8-K filed with the SEC within four (4) business days after the CH2M Special Meeting.

Q:	Whom should I contact if I have any questions about these materials or voting?

A:	If you have any questions about the proxy materials or if you need assistance submitting your proxy card(s) or voting instructions or voting your shares or need additional copies of this Proxy Statement/Prospectus, the Election Form, the 401(k) Election Form or the proxy card or voting instruction form, you should contact Georgeson LLC:

Georgeson LLC

Toll Free: (888) 566-8006

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

SUMMARY

This summary highlights selected information contained elsewhere in this Proxy Statement/Prospectus and does not contain all the information that may be important to you. For more detailed information, and for a description of the legal terms governing the Merger (as defined below), we urge you to read carefully and in its entirety this Proxy Statement/Prospectus, including the Annexes hereto, and the documents incorporated by reference herein, as well as the registration statement to which this Proxy Statement/Prospectus relates, including the exhibits to the registration statement. See “Incorporation of Certain Documents by Reference” beginning on page 236 and “Where You Can Find More Information” beginning on page 237. The page references have been included in this summary to direct you to a more complete description of the topics presented below.

Information about the Companies

Jacobs Engineering Group Inc. (Page 93)

Jacobs Engineering Group Inc.

1999 Bryan Street

Suite 1200

Dallas, Texas 75201

Phone: (214) 583-8500

Jacobs Engineering Group Inc. (“Jacobs”) is one of the world’s largest and most diverse providers of full-spectrum technical, professional and construction services for industrial, commercial and government organizations globally. Jacobs employs over 54,000 people and operates in more than 25 countries around the world.

Jacobs is a Delaware corporation headquartered in Dallas, Texas. The common stock, par value $1.00 per share, of Jacobs (“Jacobs Common Stock”) is traded on the New York Stock Exchange (“NYSE”) under the symbol “JEC.” Additional information about Jacobs and its subsidiaries is included in documents incorporated by reference into this Proxy Statement/Prospectus. See “Where You Can Find More Information” beginning on page 237.

Basketball Merger Sub Inc. (Page 93)

Basketball Merger Sub Inc.

1999 Bryan Street

Suite 1200

Dallas, Texas 75201

Phone: (214) 583-8500

Basketball Merger Sub Inc. (“Merger Sub”) is a wholly-owned direct subsidiary of Jacobs and was formed on July 20, 2017 solely for the purpose of consummating the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger, including the preparation of applicable regulatory filings in connection with the Merger.

CH2M HILL Companies, Ltd. (Page 94)

CH2M HILL Companies, Ltd.

9191 South Jamaica Street

Englewood, Colorado 80112-5946

(303) 771-0900

CH2M HILL Companies, Ltd. (“CH2M”) is a large employee-controlled professional engineering services firm, founded in 1946, providing engineering, construction, consulting, design, design-build, procurement, engineering-procurement-construction, operations and maintenance, program management and technical services to U.S. federal, state, municipal and local government agencies, national governments, as well as private industry and utilities, around the world. A substantial portion of CH2M’s professional fees are derived from projects that are funded directly or indirectly by government entities.

CH2M was incorporated in Oregon in 1946. CH2M is a private company and neither the common stock, par value $0.01 per share, of CH2M (“CH2M Common Stock”) nor the Series A Preferred Stock, par value $0.01 per share, of CH2M (“CH2M Preferred Stock”) is publicly traded.

The Merger (Page 133)

On August 1, 2017, Jacobs entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CH2M, and Merger Sub. Pursuant to and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into CH2M, with CH2M continuing as the surviving corporation and becoming a wholly-owned direct subsidiary of Jacobs (the “Merger”).

It is anticipated that, upon the closing of the Merger, CH2M’s stockholders will own approximately 15% of Jacobs Common Stock, calculated on a fully-diluted basis.

Merger Consideration (Page 133)

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of CH2M Common Stock (other than shares of CH2M Common Stock owned by (i) Jacobs, CH2M or any of their wholly-owned subsidiaries, which shares will be cancelled and will cease to exist or (ii) any person who is entitled to and properly demands statutory appraisal of his, her or its shares of CH2M Common Stock under Delaware law) will be converted into the right to receive, at the election of the holder thereof in accordance with, and subject to, the terms, conditions and procedures set forth in the Merger Agreement, in each case without interest, one of the following considerations (the “Merger Consideration”):

•	the combination of (a) $52.85 in cash and (b) 0.6677 shares of Jacobs Common Stock (together, the “Mixed Election Consideration”);

•	$88.08 in cash (the “Cash Election Consideration”); or

•	1.6693 shares of Jacobs Common Stock (the “Stock Election Consideration”).

In addition, at the Effective Time, each outstanding share of CH2M Preferred Stock will be deemed converted into shares of CH2M Common Stock pursuant to Section 2.2 of the Certificate of Designation of the Series A Preferred Stock of CH2M (the “Certificate of Designation”), and such shares will be converted into the right to receive, at the election of the holder thereof in accordance with, and subject to, the terms, conditions and procedures set forth in the Merger Agreement, the applicable Merger Consideration elected by such holder.

CH2M stockholders who elect to receive the Cash Election Consideration or the Stock Election Consideration will be subject to proration to ensure that the aggregate number of shares of Jacob Common Stock to be issued by Jacobs in the Merger and the aggregate amount of cash to be paid in the Merger will be the same as if all applicable CH2M stockholders received the Mixed Election Consideration. Any applicable CH2M stockholder who does not make an election (including for shares for which an election is not properly made) will be treated as having elected to receive the Mixed Election Consideration. CH2M stockholders who hold shares of CH2M Common Stock under the CH2M HILL Companies Ltd., Retirement and Tax-Deferred Savings Plan (the

“CH2M 401(k) Plan”) may elect any of the above forms of Merger Consideration. Individuals who have shares of CH2M Common Stock credited to accounts under the Deferred Compensation Plan (the “DCP”), the Supplemental Executive Retirement and Retention Plan (the “SERRP”) and/or the International Deferred Compensation Plan (the “ISVEU”) may not elect the form of Merger Consideration set forth above and, instead, the administrator of each such plan will determine the form of Merger Consideration to be credited to such accounts.

No fractional shares of Jacobs Common Stock will be issued in the Merger, and applicable CH2M stockholders who would otherwise have been entitled to receive a fraction of a share of Jacobs Common Stock (after aggregating all shares represented by the certificates and book-entry shares of CH2M delivered by such CH2M stockholder pursuant to the Merger) will receive cash, without interest, in lieu of any fractional shares. The Merger Consideration will be delivered to CH2M stockholders who have properly submitted the applicable forms described in this Proxy Statement/Prospectus as promptly as practicable following the Merger.

Treatment of CH2M Equity Awards (Page 134)

Immediately prior to the Effective Time, the vesting of each (i) outstanding share of restricted CH2M Common Stock (collectively, “CH2M Restricted Shares”), (ii) restricted stock unit in respect of CH2M Common Stock that is not an Assumed Restricted Stock Unit (as defined below), (iii) performance stock unit in respect of CH2M Common Stock that is not an Assumed Performance Stock Unit (as defined below), (iv) phantom stock right in respect of or economically linked to a share of CH2M Common Stock, (v) option to purchase CH2M Common Stock, (vi) stock appreciation right in respect of CH2M Common Stock and (vii) other equity or equity-based award in respect of, linked to or denominated in, CH2M Common Stock other than an Assumed Restricted Stock Unit (as defined below) or Assumed Performance Stock Unit (as defined below) (collectively, “CH2M Accelerated Equity Awards”) will accelerate with respect to one hundred percent (100%) of the shares of CH2M Common Stock underlying, or otherwise linked to, such CH2M Accelerated Equity Award (treating for this purpose any performance-based vesting condition as having been attained at “target”).

In addition, immediately prior to the Effective Time, each CH2M Accelerated Equity Award (other than CH2M Restricted Shares which will be converted in the Merger pursuant to the terms described above) will be cancelled in exchange for a cash payment equal to (i) any positive difference between the Mixed Election Consideration (valuing the Jacobs Common Stock in the Mixed Election Consideration based on the VWAP (as defined below)) and the exercise price per share of CH2M Common Stock, if applicable thereto, multiplied by (ii) the total number of shares of CH2M Common Stock subject to such CH2M Accelerated Equity Award as of immediately prior to such cancellation (the “Accelerated Equity Award Payment”).

At the Effective Time, each (i) restricted stock unit in respect of CH2M Common Stock granted after February 28, 2017 under CH2M’s Amended and Restated Long-Term Incentive Plan (“Assumed Restricted Stock Units”) held by an employee of CH2M who will continue employment with CH2M, Jacobs or their affiliates following the Effective Time (each, a “Continuing Employee”) will be converted into a restricted stock unit on the same terms and conditions (including applicable vesting requirements) in respect of the number of shares of Jacobs Common Stock equal to (a) the number of shares of CH2M Common Stock subject thereto immediately prior to the Effective Time, multiplied by (b) the Assumed Equity Award Exchange Ratio (as defined below) and (ii) performance stock unit in respect of CH2M Common Stock granted after February 28, 2017 under CH2M’s Amended and Restated Long-Term Incentive Plan (“Assumed Performance Stock Units”) held by a Continuing Employee will be converted into a Jacobs restricted stock unit on the same terms and conditions (with vesting to occur in substantially equal installments on each of the first three (3) anniversaries of the original date of grant of the related Assumed Performance Stock Unit, subject to such accelerated vesting, if any, provided to the holder thereof upon a qualifying termination of employment pursuant to current CH2M arrangements), in respect of the number of shares of Jacobs Common Stock equal to (a) the number of shares of CH2M Common Stock that would have vested at the end of the performance period if target performance had been achieved immediately prior to the Effective Time, multiplied by (b) the Assumed Equity Award Exchange Ratio. The “Assumed Equity Award Exchange Ratio” means (x) the sum of the cash and stock portions of the Mixed Election Consideration, divided by (y) the volume weighted average trading price of Jacobs Common Stock on the NYSE for the ten (10) consecutive trading days ending on the third complete trading day prior to (and excluding) the closing date (the “VWAP”).

Jacobs’ Reasons for the Merger (Page 148)

After careful consideration, Jacobs’ board of directors has unanimously determined that that the Merger and the other transactions contemplated by the Merger Agreement, including the issuance of Jacobs Common Stock in the Merger, are fair to and in the best interests of Jacobs and its stockholders and approved, adopted and declared advisable the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

In evaluating the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the Jacobs board of directors consulted with Jacobs’ management, as well as its independent financial and legal advisors, and considered a number of factors. The Jacobs board of directors also considered the potential risks related to the Merger but concluded that the anticipated benefits of the Merger were likely to substantially outweigh these risks.

CH2M’s Reasons for the Merger; Recommendation of the CH2M Board of Directors (Page 150)

After careful consideration, the CH2M board of directors has unanimously determined that the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of CH2M and its stockholders and approved, adopted and declared advisable the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

The CH2M board of directors therefore unanimously recommends that you vote “FOR” the CH2M Merger Proposal, “FOR” the CH2M Adjournment Proposal and “FOR” the CH2M Golden Parachute Proposal (each as defined below).

In evaluating the Merger, the CH2M board of directors consulted with CH2M’s senior management, as well as CH2M’s outside legal and financial advisors, and, in reaching its decision to approve the Merger Agreement and declare its advisability and to recommend that CH2M’s stockholders vote in favor of the adoption of the Merger Agreement, the CH2M board of directors considered a number of factors, including the anticipated benefits and potential risks of the Merger and considered potential alternative transactions, including an initial public offering of CH2M Common Stock. The CH2M board of directors concluded that the anticipated benefits of the Merger were likely to substantially outweigh the potential risks and determined that the Merger was more advisable that any potential alternative transaction.

Opinions of CH2M’s Financial Advisors (Page 153)

Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

CH2M has engaged Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) as a financial advisor in connection with the Merger. In connection with the Merger, BofA Merrill Lynch delivered a written opinion, dated August 1, 2017, to the board of directors of CH2M as to the fairness, from a financial point of view and as of such date, to the holders of CH2M Common Stock (other than holders of shares of CH2M

Preferred Stock and their respective affiliates, which shares will be deemed converted into shares of CH2M Common Stock in connection with the Merger) of the consideration to be received by such holders in the Merger. The full text of BofA Merrill Lynch’s written opinion, dated August 1, 2017, is attached as Annex C and sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by BofA Merrill Lynch in rendering its opinion. BofA Merrill Lynch delivered its opinion to the board of directors of CH2M for the benefit and use of the board of directors of CH2M (in its capacity as such) in connection with and for purposes of its evaluation of the Merger Consideration from a financial point of view. BofA Merrill Lynch’s opinion did not address any other terms, aspects or implications of the Merger and no opinion or view was expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to CH2M or in which CH2M might engage or as to the underlying business decision of CH2M to proceed with or effect the Merger. BofA Merrill Lynch also expressed no opinion or recommendation as to any election made by a stockholder or how any stockholder should vote or act in connection with the Merger or any other matter. BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect BofA Merrill Lynch’s opinion and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion.

Opinion of Credit Suisse Securities (USA) LLC

On August 1, 2017, Credit Suisse Securities (USA) LLC (“Credit Suisse”), rendered its oral opinion to the CH2M board of directors (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) as to, as of August 1, 2017, the fairness, from a financial point of view, to the holders of CH2M Common Stock (other than holders of shares of CH2M Preferred Stock and their respective affiliates, which shares will be deemed converted into shares of CH2M Common Stock in connection with the Merger) of the Merger Consideration to be received by such holders in the Merger pursuant to the Merger Agreement.

Credit Suisse’s opinion was directed to the CH2M board of directors (in its capacity as such), and only addressed the fairness, from a financial point of view, to the holders of CH2M Common Stock (other than holders of shares of CH2M Preferred Stock and their respective affiliates, which shares will be deemed converted into shares of CH2M Common Stock in connection with the Merger) of the Merger Consideration to be received by such holders in the Merger and did not address any other aspect or implication of the Merger. The summary of Credit Suisse’s opinion in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex D to this Proxy Statement/Prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in connection with the preparation of its opinion. However, neither Credit Suisse’s written opinion nor the summary of its opinion and the related analyses set forth in this Proxy Statement/Prospectus is intended to be, and they do not constitute, advice or a recommendation to any CH2M stockholder as to how such CH2M stockholder should vote or act with respect to any matter relating to the Merger.

CH2M Special Meeting; Proposals; Required Vote (Page 84)

The CH2M Special Meeting (Page 84)

The special meeting of stockholders of CH2M (the “CH2M Special Meeting”) will take place on [●], 2017 at [●] [a.m./p.m.] Mountain time, at CH2M’s World Headquarters, 9191 South Jamaica Street, Englewood, Colorado, 80112, USA. At the CH2M Special Meeting, CH2M stockholders of record will be asked to vote on the CH2M Merger Proposal, the CH2M Adjournment Proposal and the CH2M Golden Parachute Proposal (each as defined below).

Proposals (Page 84)

Holders of record of shares of CH2M Common Stock and CH2M Preferred Stock at the close of business on [●], 2017, the record date for the CH2M Special Meeting (the “Record Date”) will consider and act on the following proposals at the CH2M Special Meeting:

1.	To approve, direct and adopt the Merger Agreement, which is attached to this Proxy Statement/Prospectus as Annex A (the “CH2M Merger Proposal”);

2.	To approve one or more adjournments of the CH2M Special Meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the CH2M Merger Proposal (the “CH2M Adjournment Proposal”);

3.	To approve, on a non-binding, advisory basis, certain compensation that will or may become payable to CH2M’s named executive officers that is based on or otherwise relates to the Merger (the “CH2M Golden Parachute Proposal”), as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Interests of CH2M’s Directors and Officers in the Merger—Quantification of Payments and Benefits to CH2M’s Named Executive Officers” beginning on page 179.

Stockholders Entitled to Vote; Vote Required (Page 84)

Holders of record of CH2M Common Stock or CH2M Preferred Stock as of the Record Date may vote at the CH2M Special Meeting. Each share of CH2M Common Stock owned on the Record Date, is entitled to cast one (1) vote on each matter voted upon at the CH2M Special Meeting. Each share of CH2M Preferred Stock is entitled to cast (1) vote for each share of CH2M Common Stock such share of CH2M Preferred Stock would be convertible into on the Record Date.

The CH2M Merger Proposal will be approved if a majority in voting power of the shares of CH2M Common Stock and the shares of CH2M Preferred Stock entitled to vote on such matters, voting together as a single class on an as-converted basis, vote to adopt the Merger Agreement. The CH2M Adjournment Proposal will be approved if a majority of the votes cast by the shares of CH2M Common Stock and CH2M Preferred Stock, voting together as a single class on an as-converted basis, present or represented by proxy at the CH2M Special Meeting and entitled to vote on such matter, vote in favor of the CH2M Adjournment Proposal, whether or not a quorum is present. The CH2M Golden Parachute Proposal will be approved if a majority of the votes cast by the shares of CH2M Common Stock and CH2M Preferred Stock, voting together as a single class on an as-converted basis, present or represented by proxy at the CH2M Special Meeting and entitled to vote on such matter, vote in favor of the CH2M Golden Parachute Proposal, assuming a quorum is present.

As of the Record Date, there were [●] shares of CH2M Common Stock and [●] shares of CH2M Preferred Stock outstanding and entitled to vote at the CH2M Special Meeting, held by approximately [●] holders of record. On the Record Date, the CH2M Preferred Stock was convertible into [●] shares of CH2M Common Stock. As of the Record Date, approximately [●]% of the outstanding shares of CH2M Common Stock and CH2M Preferred Stock (on an as-converted basis) were held by AP VIII CH2 Holdings, L.P. (“Apollo”), which has entered into a Voting Agreement (as defined below) obligating it to vote all of its shares in favor of the CH2M Merger Proposal and any other proposals necessary to consummate the Merger and against any competing proposals.

Quorum (Page 85)

A quorum of CH2M stockholders is necessary to hold the CH2M Special Meeting. The required quorum for the transaction of business at the CH2M Special Meeting shall exist when the holders of a majority in voting power of the shares of CH2M Common Stock and CH2M Preferred Stock (on an as-converted basis) issued and outstanding and entitled to vote at the CH2M Special Meeting are present or represented by proxy. If a quorum is not present at the CH2M Special Meeting, we expect that the CH2M Special Meeting will be adjourned to solicit additional proxies. Abstentions, if any, count as present for establishing a quorum.

Interests of CH2M’s Directors and Officers in the Merger (Page 175)

Certain members of the CH2M board of directors and certain executive officers of CH2M have interests in the Merger that are different from, or are in addition to, the interests of CH2M stockholders generally. Interests of the CH2M directors and executive officers of CH2M may be different from or in addition to the interests of the CH2M stockholders for the following reasons, among others:

•	Under the Merger Agreement, as of immediately prior to the Effective Time, each CH2M Accelerated Equity Award will vest (assuming performance is achieved at target for any performance-based vesting condition) and, except for CH2M Restricted Shares which will be treated like other shares of CH2M Common Stock, will be cancelled in exchange for the Accelerated Equity Award Payment.

•	Under the Merger Agreement, as of immediately prior to the Effective Time, each outstanding Assumed Restricted Stock Unit and Assumed Performance Stock Unit will be assumed by Jacobs and converted into a restricted stock unit denominated in Jacobs Common Stock (assuming performance is achieved at target for the Assumed Performance Stock Units). Vesting of Assumed Restricted Stock Units will continue as in effect immediately prior to the Effective Time, and vesting of Assumed Performance Stock Units will occur in substantially equal installments on each of the first three (3) anniversaries of the original date of grant of the Assumed Performance Stock Units, subject to such accelerated vesting, if any, provided to the holder thereof upon a qualifying termination of employment pursuant to current CH2M arrangements.

•	Each of CH2M’s executive officers has entered into a change of control agreement with CH2M (the “CoC Agreements”) that provide for severance payments and benefits in the event of certain qualifying terminations of employment within the period of time commencing on the Effective Time and ending 24 months after the Merger.

•	Under the Merger Agreement, participants in CH2M’s Annual Incentive Plan (the “AIP”), including executive officers of CH2M, will receive a portion of their annual AIP bonus amount shortly following the Effective Time based on performance through September 30, 2017 and the remaining portion of their annual AIP bonus early next year, as originally scheduled, based on performance for the full performance year. If the employment of any participant, including executive officers of CH2M, is terminated without cause before payment of any portion of his or her AIP bonus amount, then the participant will remain eligible to receive their unpaid AIP bonus amount at the same time the unpaid portion of such bonuses are paid to other participants.

•	Pursuant to the terms of the applicable plan documents, cash awards held by employees of CH2M, including CH2M executive officers, under CH2M’s Amended and Restated Long-Term Incentive Plan (the “LTIP”) for performance periods originally scheduled to end on December 31, 2017 and December 31, 2018 will be accelerated at the target level of performance and become payable at the Effective Time.

•	Under the Merger Agreement, CH2M’s directors and executive officers are entitled to continued indemnification, expense advancement and insurance coverage for acts and omissions prior to the Effective Time.

•	Under the Merger Agreement, effective as of immediately following the Effective Time, Jacobs will appoint one (1) director from the CH2M board of directors who qualifies as an “independent director” under applicable NYSE rules to the Jacobs board of directors, to serve in such capacity until his or her successor is duly elected or appointed and qualified in accordance with applicable law.

These interests are discussed in more detail in the section entitled “The Merger—Interests of CH2M’s Directors and Officers in the Merger” beginning on page 175. The members of the CH2M board of directors were aware of the different or additional interests described in such section and considered these interests, among other matters, in evaluating, negotiating and approving the Merger Agreement and the Merger, and in recommending to the CH2M stockholders that the CH2M Merger Proposal be approved.

Share Ownership of Certain Stockholders; Voting of Directors and Executive Officers (Page 130)

None of Jacobs’ directors, executive officers and their affiliates own any outstanding shares of CH2M Common Stock or CH2M Preferred Stock.

As of the Record Date, CH2M’s directors and executive officers beneficially owned and were entitled to vote an aggregate of [●] shares of CH2M Common Stock, or the right to vote approximately [●]% of the total CH2M voting stock outstanding on the Record Date. These numbers do not give effect to outstanding CH2M Accelerated Equity Awards (other than the CH2M Restricted Shares), which CH2M Accelerated Equity Awards (other than the CH2M Restricted Shares) are not entitled to vote at the CH2M Special Meeting. Apollo, which is affiliated with two of CH2M’s directors, has entered into a Voting Agreement (as defined below) obligating Apollo to vote all of its shares of CH2M Common Stock and CH2M Preferred Stock in favor of the CH2M Merger Proposal and any other proposals necessary to consummate the Merger and against any competing proposals. CH2M currently expects that each of its directors and executive officers will vote their shares of CH2M Common Stock in favor of the proposals to be presented at the CH2M Special Meeting.

The CH2M Merger Proposal will be approved if a majority in voting power of the shares of CH2M Common Stock and the shares of CH2M Preferred Stock entitled to vote on such matters, voting together as a single class on an as-converted basis, vote to adopt the Merger Agreement.

Key Terms of the Merger Agreement (Page 196)

Conditions to the Closing of the Merger

As more fully described in this Proxy Statement/Prospectus and as set forth in the Merger Agreement, the respective obligations of Jacobs and CH2M to consummate the Merger will be subject to the satisfaction or, if permitted by applicable law, written waiver at or prior to the Effective Time of each of the following conditions:

•	the holders of a majority of the outstanding shares of CH2M Common Stock and CH2M Preferred Stock (on an as-converted basis) entitled to vote upon the adoption of the Merger Agreement, voting together as a single class shall have approved the Merger Agreement (the “CH2M Stockholder Approval”);

•	the expiration or termination of applicable waiting periods under, or receipt of the applicable consents required under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and certain foreign antitrust and competition laws;

•	the absence of any order, applicable law or other legal restraints of certain specified governmental authorities enjoining or otherwise prohibiting the consummation of the Merger;

•	the effectiveness of this registration statement in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”) and no stop order suspending the effectiveness of this registration statement shall have been issued by the Securities and Exchange Commission (the “SEC”) and remain in effect and no proceeding to that effect shall have been commenced or threatened unless subsequently withdrawn;

•	the shares of Jacobs Common Stock to be issued in the Merger shall have been authorized and approved for listing on the NYSE subject to official notice of issuance;

•	the accuracy of certain representations and warranties of each of Jacobs and CH2M contained in the Merger Agreement (subject to specified materiality qualifications), and receipt of an officer’s certificate from each party to that effect;

•	the performance in all material respects by each of Jacobs and CH2M of all obligations required to be performed by such party under the Merger Agreement and receipt of an officer’s certificate from each party to that effect; and

•	since August 1, 2017, there shall not have occurred any change, event, development, condition, occurrence or effect or state of facts that has had a material adverse effect on either Jacobs or CH2M and the receipt of an officer’s certificate from each party to that effect.

The consummation of the Merger is not subject to a financing condition.

No-Shop; Acquisition Proposals; Change in Recommendation

Pursuant to the terms of the Merger Agreement, CH2M is subject to customary “no-shop” restrictions on its ability to:

•	solicit, initiate, seek or knowingly encourage or facilitate any alternative acquisition proposal from a third party;

•	enter into, participate in, maintain or continue discussions or negotiations with any third party regarding any alternative acquisition proposal or enter into any agreement or arrangement regarding an alternative acquisition proposal;

•	furnish non-public information to a third party if such information would reasonably be expected to be used for purposes of formulating an alternative acquisition proposal; or

•	submit an alternative acquisition proposal to a vote of the CH2M stockholders.

However, prior to the approval of the CH2M Merger Proposal, the foregoing restrictions are subject to a customary “fiduciary-out” provision that allows CH2M to provide information to and participate in negotiations or discussions with third parties with respect to an unsolicited alternative acquisition proposal if (i) CH2M determines in good faith, after consultation with its outside legal counsel and financial advisors, that such alternative acquisition proposal constitutes or is reasonably expected to be superior to the Merger and (ii) CH2M determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties owed by the board of directors of CH2M to the CH2M stockholders under applicable law.

In addition, prior to the approval of the CH2M Merger Proposal, the board of directors of CH2M may change its recommendation to the CH2M stockholders regarding approval of the Merger Agreement or undertake actions demonstrating similar opposition to the Merger:

•	in response to an unsolicited alternative acquisition proposal if the CH2M board of directors (i) has negotiated in good faith with Jacobs for a four (4) business day period to improve the terms and conditions of the Merger Agreement and (ii) has determined in good faith, after consultation with CH2M’s outside legal counsel and financial advisors, that the alternative acquisition proposal is superior to the Merger (taking into account the results of such negotiations with Jacobs) and the failure to make such change in recommendation would reasonably be expected to be inconsistent with the fiduciary duties owed by the board of directors of CH2M to the CH2M stockholders under applicable law; or

•	in light of the occurrence of certain intervening events if the CH2M board of directors (i) has negotiated in good faith with Jacobs for a five (5) business day period to improve the terms and conditions of the Merger Agreement and (ii) has determined in good faith, after consultation with CH2M’s outside legal counsel and financial advisors, that the failure to make such change in recommendation would reasonably be expected to be inconsistent with the fiduciary duties owed by the board of directors of CH2M to the CH2M stockholders under applicable law.

Termination of the Merger Agreement

The Merger Agreement may be terminated by mutual written consent of Jacobs and CH2M at any time prior to the Effective Time. In addition, subject to other terms of the Merger Agreement, the Merger Agreement may be terminated by either Jacobs or CH2M if:

•	a specified governmental entity has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, which order or other action has become final and nonappealable;

•	any law is in effect which makes the Merger illegal or prohibits or otherwise prevents the consummation of the Merger;

•	the Effective Time has not occurred on or before May 1, 2018 (such date, the “Outside Date”), which Outside Date may be extended to August 1, 2018 in certain circumstances; or

•	approval of the CH2M Merger Proposal is not obtained at the CH2M Special Meeting or at any adjournment or postponement thereof.

Subject to other the terms of the Merger Agreement, the Merger Agreement may be terminated by CH2M if:

•	prior to the receipt of approval of the CH2M Merger Proposal, (i) the CH2M board of directors has effected a change of recommendation in response to a superior alternative acquisition proposal; (ii) CH2M enters into a definitive agreement with respect to such alternative acquisition proposal; and (iii) CH2M pays to Jacobs the Breakup Fee (as defined below); or

•	(i) Jacobs or Merger Sub has breached any of its representations, warranties or covenants such that certain conditions to the Merger cannot be satisfied; (ii) CH2M has delivered written notice to Jacobs of such breach; and (iii) such breach is not capable of cure or, if curable, has not been cured in all material respects prior to the earlier of the Outside Date and twenty (20) days after the written notice of such breach.

Subject to the other terms of the Merger Agreement, the Merger Agreement may be terminated by Jacobs if:

•	at any time prior to the Effective Time, (i) the board of directors of CH2M effects a change of board recommendation with respect to the Merger Agreement; (ii) CH2M enters into a definitive agreement with respect to an alternative acquisition proposal; (iii) the board of directors of CH2M publicly recommends any alternative acquisition proposal; (iv) an alternative acquisition proposal has been publicly disclosed and the board of directors of CH2M fails to publicly reaffirm its recommendation of the Merger within a certain number of business days after such disclosure; (v) a tender offer or exchange offer for the equity securities of CH2M is commenced by a bona fide third party and the CH2M board of directors fails to recommend against acceptance within ten (10) business days after such commencement; or (vi) the board of directors of CH2M formally resolves to take or announces its intention to take any of the foregoing actions (each, a “Triggering Event”); or

•	(i) CH2M has breached any of its representations, warranties or covenants such that certain conditions to the Merger cannot be satisfied; (ii) Jacobs has delivered written notice to CH2M of such breach; and (iii) such breach is not capable of cure or, if curable, has not been cured in all material respects prior to the earlier of the Outside Date and twenty (20) days after the written notice of such breach.

Transaction Expenses; Termination Fee and Expense Fee

CH2M must pay Jacobs a termination fee of $85,444,783.80 less any Expense Fee (as defined below) previously paid (the “Breakup Fee”) if:

•	CH2M terminates the Merger Agreement to enter into a definitive agreement with respect to a superior alternative acquisition proposal in accordance with the terms of the Merger Agreement;

•	Jacobs terminates the Merger Agreement in connection with a Triggering Event; or

•	the Merger Agreement is terminated because (i) the Merger has not been consummated before the Outside Date, (ii) CH2M has breached any of its representations, warranties or covenants such that certain conditions to the Merger cannot be satisfied or (iii) approval of the CH2M Merger Proposal shall not have been obtained at the CH2M Special Meeting or at any adjournment or postponement thereof and, in each case, an alternative acquisition proposal has been publicly announced or become publicly known and is not withdrawn prior to such termination, and at any time within twelve (12) months of such termination, CH2M enters into a definitive written agreement in respect of, or consummates, any alternative acquisition proposal.

Each party will generally pay its own fees and expenses in connection with the Merger, whether or not the Merger is completed. However, CH2M must reimburse Jacobs for its reasonable and documented out-of-pocket expenses in connection with the Merger Agreement (including its negotiation) and the transactions contemplated by the Merger Agreement, in an amount not to exceed $15.0 million (the “Expense Fee”) if approval of the CH2M Merger Proposal shall not have been obtained at the CH2M Special Meeting or at any adjournment or postponement thereof.

Key Terms of the Voting Agreement (Page 218)

On August 1, 2017, in connection with the execution of the Merger Agreement, Apollo entered into a voting and support agreement with Jacobs (the “Voting Agreement”), pursuant to which Apollo, who owns 100% of the issued and outstanding CH2M Preferred Stock, which is convertible into approximately [●]% of the issued and outstanding shares of CH2M Common Stock as of the Record Date, has agreed to, among other things, vote in favor of the CH2M Merger Proposal and against any competing proposals. The Voting Agreement will terminate upon the earlier of (i) the conclusion of the CH2M Special Meeting and (ii) the termination of the Merger Agreement in accordance with its terms.

Executive Officers and Board of Directors of Jacobs after the Merger (Page 181)

Jacobs’ board of directors currently consists of ten (10) directors. Prior to the closing of the Merger, Jacobs will take all actions necessary such that, effective as of the Effective Time, the number of directors constituting the board of directors of Jacobs will be increased by one and such vacancy is filled by one director from the board of directors of CH2M who qualifies as an “independent director” under applicable NYSE rules. The current executive officers of Jacobs are currently expected to remain unchanged after the Merger.

Financing of the Merger (Page 190)

On August 1, 2017, in connection with the execution of the Merger Agreement, Jacobs entered into a commitment letter (the “Term Loan Commitment Letter”) with BNP Paribas, BNP Paribas Securities Corp. and The Bank of Nova Scotia (the “Commitment Parties”), pursuant to which the Commitment Parties have committed to provide a three-year senior unsecured delayed-draw term loan facility in an aggregate principal amount of $1.2 billion (the “Term Loan Facility”). The proceeds of the Term Loan Facility will be used to finance a portion of the cash consideration in the Merger and to pay related fees and expenses.

In addition, Jacobs has solicited certain consents from the lenders party to its existing revolving credit agreement (the “Existing Revolving Credit Agreement”) in connection with the Merger (the “Revolver Consents”). If the Revolver Consents are obtained, Jacobs intends to finance a portion of the cash consideration in the Merger with borrowings under the Existing Revolving Credit Agreement. If the Revolver Consents are not obtained, the Commitment Parties have committed to provide a senior unsecured revolving credit facility in an aggregate principal amount of $1.6 billion (the “Backstop Revolver Facility”, and, collectively with the Term Loan Facility, the “Debt Financing”) pursuant to a commitment letter dated August 1, 2017 (the “Backstop Revolver Commitment Letter”), and Jacobs will finance a portion of the cash consideration in the Merger with borrowings under the Backstop Revolver Facility.

In connection with the Merger, it is currently expected that substantially all of CH2M’s outstanding indebtedness will be repaid or satisfied and discharged at the Effective Time.

Regulatory Approvals Required for the Merger (Page 182)

Subject to the terms of the Merger Agreement, Jacobs and CH2M have agreed to cooperate with each other and use their reasonable best efforts to obtain all regulatory approvals required to complete the Merger; provided that Jacobs is not required to, and CH2M is not permitted to, divest any assets if such divestiture would reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of Jacobs and its subsidiaries (as measured on a scale relative to CH2M and its subsidiaries taken as a whole), on the one hand, or CH2M and its subsidiaries, on the other hand. These approvals include the expiration or termination of the waiting period pursuant to the HSR Act. On August 15, 2017, Jacobs and CH2M filed the required notifications with the Antitrust Division of the U.S. Department of Justice (“Antitrust Division”) and the Federal Trade Commission (“FTC”). Jacobs voluntarily withdrew its HSR Act notification effective Thursday, September 14, 2017 to provide the Antitrust Division and the FTC an extension beyond the initial 30-day HSR Act waiting period to conduct their review, and re-filed it on Monday, September 18, 2017. The 30-day HSR Act waiting period will expire at 11:59 p.m. on October 18, 2017, unless terminated or extended. The Antitrust Division and the FTC may terminate the applicable waiting period at any time before its expiration. On September 5, 2017, Jacobs submitted a request for an advance ruling certificate under the Canadian Competition Act (“Competition Act”). The waiting period under section 114 of the Competition Act will expire 30 days after the Competition Bureau has received the prescribed information pursuant to section 114 (1) of the Competition Act unless, before that time, the Commissioner shortens that period by issuing an advance ruling certificate or issuing a no action letter. Jacobs and CH2M also expect to file notice with the antitrust and competition authorities at the European Commission.

While Jacobs and CH2M expect to obtain all required regulatory clearances, we cannot assure you that these clearances will be obtained or that the granting of these regulatory clearances will not involve the imposition of additional conditions on the completion of the Merger, including the requirement to divest assets, or require changes to the terms of the Merger Agreement. These conditions or changes could result in the conditions to the Merger not being satisfied.

CH2M Stockholder Appraisal Rights (Page 183)

Pursuant to Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”), holders of CH2M Common Stock or CH2M Preferred Stock who do not vote in favor of adoption of the Merger Agreement and who comply fully with and properly demand appraisal under the applicable requirements of Section 262 of the DGCL and do not otherwise withdraw or lose the right to appraisal under Delaware law, have the right to seek appraisal of the fair value of their shares of CH2M Common Stock or CH2M Preferred Stock, as determined by the Delaware Court of Chancery, if the Merger is completed. The “fair value” of shares of CH2M Common Stock or CH2M Preferred Stock as determined by the Delaware Court of Chancery may be more than, less than, or equal to the value of the Merger Consideration that CH2M Stockholders would otherwise be entitled to receive under the terms of the Merger Agreement. CH2M stockholders also should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Holders of CH2M Common Stock or CH2M Preferred Stock who wish to preserve any appraisal rights they may have, must so advise CH2M by submitting a written demand for appraisal prior to the vote to adopt the Merger Agreement, and must otherwise follow fully the procedures prescribed by Section 262 of the DGCL.

NYSE Listing of Jacobs Common Stock (Page 190)

Jacobs is required under the terms of the Merger Agreement to apply to list the shares of Jacobs Common Stock to be issued in the Merger on the NYSE prior to the Effective Time.

Deregistration of CH2M Common Stock (Page 190)

Following the closing of the Merger, the CH2M Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Material U.S. Federal Income Tax Consequences of the Merger (Page 187)

The receipt of the Merger Consideration in exchange for shares of CH2M Common Stock pursuant to the Merger is intended (and should be assumed) to be a taxable transaction for U.S. federal income tax purposes. For U.S. federal income tax purposes, a U.S. holder (as defined below in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 187), will generally recognize gain or loss equal to the difference, if any, between (i) the sum of any cash and the fair market value (as of the Effective Time) of any Jacobs Common Stock received pursuant to the Merger and (ii) the U.S. holder’s adjusted tax basis in the CH2M Common Stock surrendered in exchange therefor.

Tax matters can be complicated, and the tax consequences of the Merger to a particular holder of CH2M Common Stock will depend on such holder’s particular facts and circumstances. Holders of CH2M Common Stock should consult their own tax advisors to determine the specific consequences to them of exchanging their shares of CH2M Common Stock for cash and/or shares of Jacobs Common Stock pursuant to the Merger.

Accounting Treatment of the Merger (Page 187)

Each of Jacobs and CH2M prepares its financial statements in accordance with United States generally accepted accounting principles (“GAAP”). The Merger will be accounted for using the acquisition method of accounting with Jacobs treated as the acquiror of CH2M for accounting purposes. This means that Jacobs will allocate the purchase price to the fair value of CH2M’s tangible and intangible assets and liabilities and non-controlling interests at the acquisition date, and the excess purchase price, if any, will be recorded as goodwill. Under the acquisition method of accounting, intangible assets are amortized over their remaining useful lives and tested for impairment at least annually.

Risk Factors (Page 25)

You should consider all the information contained in or incorporated by reference into this Proxy Statement/Prospectus in deciding how to vote on the proposals presented in this Proxy Statement/Prospectus. In particular, you should consider the factors described under “Risk Factors” beginning on page 25.

RISK FACTORS

In addition to general investment risks and the other information contained or incorporated by reference in this Proxy Statement/Prospectus, you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this Proxy Statement/Prospectus. For further information regarding the documents incorporated into this Proxy Statement/Prospectus by reference, please see the section titled “Where You Can Find More Information” beginning on page 237. Realization of any of the risks described below, any of the uncertainties described under “Cautionary Note Regarding Forward-Looking Statements” beginning on page 82 or any of the risks or uncertainties described in the documents incorporated by reference in this Proxy Statement/Prospectus could have a material adverse effect on Jacobs’, CH2M’s or the combined company’s businesses, financial condition, cash flows and results of operations. In addition, you should read and carefully consider the risks associated with Jacobs and its businesses. These risks can be found in Jacobs’ Annual Report on Form 10-K for the year ended September 30, 2016 and in Jacobs’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, each of which is filed with the SEC and incorporated by reference into this Proxy Statement/Prospectus. The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control, including the risks currently applicable to Jacobs’ and CH2M’s businesses as set forth below and incorporated by reference herein .

Risks Relating to the Merger

The number of shares of Jacobs Common Stock that CH2M stockholders will receive in the Mixed Election Consideration or the Stock Election Consideration is fixed and will not be adjusted for changes in the market price of Jacobs Common Stock. Because the market price of Jacobs Common Stock will fluctuate between the date of the Merger Agreement and the closing of the Merger, CH2M stockholders cannot be sure of the value of the Merger Consideration they will receive.

At the Effective Time, each share of CH2M Common Stock outstanding immediately prior to the Effective Time (other than shares of CH2M Common Stock owned by (i) Jacobs, CH2M or any of their wholly-owned subsidiaries, which shares will be cancelled and will cease to exist or (ii) any person who is entitled to and properly demands statutory appraisal of his, her or its shares of CH2M Common Stock under Delaware law) will be converted into the right to receive, at the election of the holder thereof in accordance with, and subject to, the terms, conditions and procedures set forth in the Merger Agreement, in each case without interest, the Mixed Election Consideration, the Cash Election Consideration or the Stock Election Consideration.

The number of shares of Jacobs Common Stock included in the Mixed Election Consideration is fixed at 0.6677 shares of Jacobs Common Stock and the number of shares of Jacobs Common Stock included in the Stock Election Consideration is fixed at 1.6693 shares of Jacobs Common Stock. Neither the Mixed Election Consideration nor the Stock Election Consideration will change to reflect changes in the market prices of Jacobs Common Stock between the date of the Merger Agreement and the closing of the Merger.

In addition, the Merger Consideration is subject to proration and allocation procedures to ensure that the aggregate number of shares of Jacobs Common Stock to be issued by Jacobs in the Merger and the aggregate amount of cash to be paid in the Merger will be the same as if all electing CH2M stockholders received the Mixed Election Consideration. Accordingly, a CH2M stockholder that elects the Cash Election Consideration may receive a fixed number of Jacobs Common Stock as a result of such proration mechanics. Similarly, a CH2M stockholder that elects the Stock Election Consideration may receive cash as a result of the proration mechanics.

The Merger might not be completed until a significant period of time has passed after a CH2M stockholder has made a Merger Consideration election. The market price of Jacobs Common Stock at the Effective Time may vary significantly from the market price of Jacobs Common Stock on the date the Merger Agreement was executed, the date of this Proxy Statement/Prospectus, the date of the CH2M Special Meeting and the date of the

Effective Time. Accordingly, CH2M stockholders will not know or be able to calculate at the time of the CH2M Special Meeting the market value of the Merger Consideration they will receive upon completion of the Merger and will not know how the proration will affect the Merger Consideration they elected prior to the CH2M Special Meeting. Further, the market value of the Jacobs Common Stock received in the Merger may fluctuate after the closing of the Merger.

Stock price changes may result from, among other things, changes in the business, operations or prospects of Jacobs prior to or following the Merger, litigation or regulatory considerations, general business, market, industry or economic conditions and other factors both within and beyond the control of Jacobs. For additional information on risks related to Jacobs Common Stock, see “Risks Relating to Jacobs” beginning on page 33. Neither Jacobs nor CH2M is permitted to terminate the Merger Agreement solely because of changes in the market price of Jacobs Common Stock.

Holders may not receive the form of Merger Consideration that they elect.

The Merger Consideration is subject to proration and allocation procedures to ensure that the aggregate number of shares of Jacobs Common Stock to be issued by Jacobs in the Merger and the aggregate amount of cash to be paid in the Merger will be the same as if all electing CH2M stockholders received the Mixed Election Consideration. Accordingly, there is no assurance that CH2M stockholders will receive the form of consideration that they elect with respect to all CH2M Common Stock and CH2M Preferred Stock they hold. For more information on the proration procedures, see “The Merger—Proration Procedures” beginning on page 199. No fractional shares of Jacobs Common Stock will be issued in the Merger, and CH2M stockholders will receive cash in lieu of any fractional shares of Jacobs Common Stock.

If Jacobs’ financing for the Merger becomes unavailable, the Merger may not be completed.

Jacobs intends to finance all or a portion of the cash component of the Merger Consideration with cash on hand and debt financing, which includes the Term Loan Facility in an aggregate principal amount of $1.2 billion and, if the Revolver Consents are not obtained, a portion of the Backstop Revolver Facility in an aggregate principal amount of $1.6 billion. There are a number of conditions in the Term Loan Commitment Letter and the Backstop Revolver Commitment Letter that must be satisfied or waived in order for closing of the debt financing to occur. There is a risk that these conditions will not be satisfied. In the event that the financing contemplated by the Term Loan Commitment Letter and the Backstop Revolver Commitment Letter is not available, Jacobs may obtain alternative financing to finance the Merger Consideration. Such alternative financing may not be available on acceptable terms, in a timely manner or at all. While obtaining financing is not a condition to Jacobs’ obligation to effect the Merger, if other financing becomes necessary and Jacobs is unable to secure such other financing, the Merger may not be completed.

The Merger is subject to certain conditions, including conditions that may not be satisfied or completed on a timely basis, if at all.

Consummation of the Merger is subject to certain closing conditions which make the closing and timing of the Merger uncertain. The conditions include, among others, obtaining approval of the CH2M Merger Proposal, obtaining of various clearances and approvals from certain regulatory and governmental authorities as described in “The Merger—Regulatory Approvals Required for the Merger” beginning on page 182, the effectiveness of the registration statement to which this Proxy Statement/Prospectus relates, the authorization and approval for listing on the NYSE of the shares of Jacobs Common Stock to be issued in the Merger subject to official notice of issuance and the other conditions set forth in the Merger Agreement. See “The Merger Agreement—Conditions to the Merger” beginning on page 214.

Although Jacobs and CH2M have agreed in the Merger Agreement to use their reasonable best efforts to obtain the requisite approvals and consents, there can be no assurance that these approvals and consents will be obtained. Even if obtained, these approvals and consents may be obtained later than anticipated. In addition, Jacobs’ and CH2M’s obligations to obtain the requisite consents and approvals from regulatory authorities are subject to certain limitations, including that Jacobs is not required to, and CH2M is not permitted to, divest any assets if such divestiture would reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of Jacobs and its subsidiaries (as measured on a scale relative to CH2M and its subsidiaries taken as a whole), on the one hand, or CH2M and its subsidiaries, on the other hand.

Jacobs and CH2M will be subject to business uncertainties and contractual restrictions while the Merger is pending.

Uncertainty about the effect of the Merger on Jacobs’ and/or CH2M’s employees and business relationships may have an adverse effect on Jacobs and/or CH2M and, consequently, on the combined company following the closing of the Merger. Employees may decide not to remain with Jacobs or CH2M, as applicable, while the Merger is pending. If key employees terminate their employment, or if an insufficient number of employees are retained to maintain effective operations, Jacobs’ and/or CH2M’s business activities may be adversely affected and management’s attention may be diverted from successfully managing the respective businesses to hiring suitable replacements, any of which factors may cause business to deteriorate. In addition, Jacobs and/or CH2M may not be able to motivate certain key employees during the pendency of the Merger due to a perceived lack of appropriate opportunities for advancement or other reasons.

In addition, uncertainties during the pendency of the Merger may cause third parties who deal with Jacobs and/or CH2M to seek to change existing business relationships with Jacobs and/or CH2M, which may adversely affect Jacobs and/or CH2M. Moreover, customers’ uncertainty about the effect of the Merger, including the perception of potential conflicts of interest with respect to projects where CH2M assumes, or will assume, a project role and Jacobs assumes, or will assume, a delivery role, and vice versa, may have an adverse effect on the ability of Jacobs and/or CH2M to attract or retain customers or to win customer contracts.

Further, the Merger Agreement contains customary interim covenants, including the obligation of CH2M to (i) carry on its business in the ordinary course during the period between the execution of the Merger Agreement and the consummation of the Merger and (ii) comply with certain other operating covenants, as set forth more fully in the Merger Agreement. These restrictions may prevent CH2M from pursuing otherwise attractive business opportunities that may arise prior to the closing of the Merger or termination of the Merger Agreement, and from making other changes during that interim period to the businesses of CH2M.

Some of CH2M’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the interests of CH2M stockholders.

In considering whether to approve the proposals at the CH2M Special Meeting, CH2M stockholders should recognize that some directors and executive officers of CH2M may have interests in the Merger that differ from, or that are in addition to, their interests as stockholders of CH2M. These interests include, among others, their designation as directors or executive officers of the combined company and the accelerated vesting of certain equity awards and/or certain severance benefits in connection with the Merger. These interests, among others, may influence the directors and executive officers of CH2M to support or approve the CH2M Merger Proposal or other proposals to be approved at the CH2M Special Meeting. See the sections entitled “The Merger—Interests of CH2M’s Directors and Officers in the Merger” beginning on page 175.

The Merger Agreement contains provisions that may discourage other companies from trying to acquire CH2M, that restrict CH2M’s ability to pursue alternative acquisition transactions and that could require CH2M to pay Jacobs a termination fee.

The Merger Agreement contains customary “no-shop” restrictions that, subject to limited exceptions, restrict CH2M’s ability to solicit, knowingly encourage, discuss or negotiate an alternative acquisition proposal. In addition, the board of directors of CH2M has limitations on its ability to change its recommendation that CH2M stockholders vote “FOR” the CH2M Merger Proposal or undertake actions demonstrating similar opposition to the Merger.

CH2M may also be required to (i) reimburse Jacobs for its reasonable and documented out-of-pocket expenses in connection with the Merger Agreement (including its negotiation) and the transactions contemplated by the Merger Agreement, in an amount not to exceed $15.0 million if approval of the CH2M Merger Proposal is not obtained and/or (ii) pay Jacobs a fee of $85,444,783.80 (less any amount paid pursuant to clause (i)) in certain circumstances.

In addition, Apollo, who owns 100% of the issued and outstanding CH2M Preferred Stock, which is convertible into approximately [●]% of the issued and outstanding shares of CH2M Common Stock as of the Record Date, has agreed to, among other things, vote all of its shares of CH2M Preferred Stock in favor of the adoption of the Merger Agreement and against any competing transaction. Apollo also agreed not to solicit or engage in negotiations with respect to any alternative acquisition proposal.

These provisions could discourage a potential third-party acquirer that might have an interest in acquiring CH2M from considering or proposing an acquisition, even if it were prepared to pay consideration with a higher per share cash or value than the market value proposed to be received or realized in the Merger. Similarly, these provisions might result in a potential third-party acquirer proposing to pay a lower price to CH2M stockholders than it might otherwise have proposed to pay because of the added expenses described above. If the Merger Agreement is terminated and CH2M determines to seek another business combination, it may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the Merger.

For further information, see “The Merger Agreement—No-Shop; Acquisition Proposals; Change in Recommendation” beginning on page 206.

Failure to complete the Merger could negatively impact the stock prices and future businesses and financial results of Jacobs and/or CH2M.

Completion of the Merger is subject to certain closing conditions which make the closing and timing of the Merger uncertain. The conditions include, among others, obtaining approval of the CH2M Merger Proposal, obtaining various clearances and approvals from certain regulatory and governmental authorities as described in “The Merger—Regulatory Approvals Required for the Merger” beginning on page 182, the effectiveness of the registration statement to which this Proxy Statement/Prospectus relates, the authorization and approval for listing on the NYSE of the shares of Jacobs Common Stock to be issued in the Merger subject to official notice of issuance and the other conditions set forth in the Merger Agreement. See “The Merger Agreement—Conditions to the Merger” beginning on page 214.

There can be no assurance that these conditions to the completion of the Merger will be satisfied in a timely manner or at all. In addition, other factors, such as Jacobs’ ability to obtain the debt financing it needs to consummate the transaction, may affect when and whether the Merger will occur. If the Merger is not completed, the ongoing businesses of Jacobs and/or CH2M may be adversely affected and Jacobs and/or CH2M may be subject to several risks and consequences, including the following:

•	CH2M may be required, under certain circumstances, to pay Jacobs the Breakup Fee and/or the Expense Fee;

•	Jacobs and CH2M will be required to pay certain costs relating to the Merger, whether or not the Merger is completed, such as legal, accounting, financial advisory and printing fees;

•	Jacobs and CH2M would not realize the expected benefits of the Merger;

•	the only available source of liquidity for CH2M stockholders, if at all, would be sales through CH2M’s internal market;

•	matters relating to the Merger may require substantial commitments of time and resources by Jacobs and/or CH2M management, which could otherwise have been devoted to other opportunities;

•	legal proceedings related to the Merger;

•	negative publicity and a negative impression of Jacobs and/or CH2M in the investment community; and

•	disruption to Jacobs’ and/or CH2M’s business resulting from the announcement and pendency of the Merger, including any adverse changes in their respective relationships with their customers, suppliers and/or employees that may continue or intensify.

In addition, if the Merger is not completed or delayed, Jacobs and/or CH2M may experience negative reactions from their respective stockholders, customers, vendors, regulators and employees and their respective business, financial condition and results of operations may be materially adversely affected and the market price of Jacobs Common Stock may decline significantly, particularly to the extent that the market price reflects a market assumption that the Merger will be consummated or will be consummated on a particular timeframe.

The shares of Jacobs Common Stock to be received by CH2M stockholders as a result of the Merger will have different rights than the shares of CH2M Common Stock.

Upon completion of the Merger, CH2M stockholders will become Jacobs stockholders, unless such CH2M stockholders elect to receive and actually receive only the Cash Election Consideration, and their rights will be governed by the Amended and Restated Certificate of Incorporation of Jacobs, amended on January 27, 2014 (the “Jacobs Charter”) and the Amended and Restated Bylaws of Jacobs, amended on January 19, 2017 (the “Jacobs Bylaws”). The rights associated with Jacobs Common Stock are different from the rights associated with CH2M Common Stock and CH2M Preferred Stock. See “Comparison of Stockholders Rights” beginning on page 224 for a discussion of the different rights associated with Jacobs Common Stock and CH2M Common Stock and CH2M Preferred Stock.

The Merger may adversely affect the outcome of pending and future claims and litigation.

The Merger may give rise to unexpected liabilities and costs, including costs associated with the defense and resolution of possible litigation or other claims, and may have an adverse effect on any pending claims against Jacobs or CH2M. Litigation and claims are subject to inherent uncertainties and unfavorable rulings can and do occur. The nature of Jacobs’ and CH2M’s business sometimes results in clients, subcontractors, and vendors presenting claims for, among other things, recovery of costs related to certain projects. These claims can be the subject of lengthy and costly negotiations, arbitration or litigation proceedings. In addition, Jacobs and CH2M could be subject to claims or litigation related to the Merger, whether or not the Merger is consummated. Such actions may create additional uncertainty relating to the Merger, and responding to such claims and defending such actions may be costly and distracting to management.

The Merger may divert the attention of Jacobs’ and CH2M’s respective employees and management.

The Merger may divert the attention of Jacob’s and CH2M’s respective employees and management due to activities related to the transactions contemplated by the Merger Agreement. As a result, Jacobs and/or CH2M may neglect their ongoing businesses and may not pursue otherwise attractive business opportunities.

The current ownership and voting interests of CH2M stockholders and Jacobs stockholders will be diluted by the merger.

Jacobs stockholders will have a reduced ownership and voting interest in Jacobs after the Merger and will exercise less influence over Jacobs management. Upon the completion of the Merger, except for stockholders who own stock in both Jacobs and CH2M, each Jacobs stockholder will have a percentage ownership of Jacobs that is smaller than such stockholder’s current percentage ownership of Jacobs. Additionally, each CH2M stockholder who elects the Mixed Election Consideration or the Stock Election Consideration and receives shares of Jacobs Common Stock will become a Jacobs stockholder with a percentage ownership of Jacobs that is smaller than the stockholder’s percentage ownership of CH2M. Because of this, Jacobs stockholders and CH2M stockholders will generally have less influence on the management and policies of the combined company than they now have on the management and policies of Jacobs and CH2M, respectively. If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the Merger, Jacobs and CH2M stockholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving any commensurate benefit, or only receiving part of the strategic and financial benefits currently anticipated from the Merger.

The Merger and related transactions are subject to approval by CH2M stockholders.

In order for the Merger to be completed, the CH2M Merger Proposal must be approved. The CH2M Merger Proposal will be approved if a majority in voting power of the shares of CH2M Common Stock and the shares of CH2M Preferred Stock entitled to vote on such matter, voting together as a single class on an as-converted basis, vote to adopt the Merger Agreement. There is no assurance that approval of the CH2M Merger Proposal will be obtained.

Risks Relating to the Combined Company’s Business upon Completion of the Merger

The combined company will incur significant integration costs and may not realize all of the anticipated benefits of the transactions contemplated by the Merger Agreement or such benefits may take longer to realize than expected.

The success of the Merger will depend, in part, on the combined company’s ability to realize the anticipated benefits from combining the businesses of Jacobs and CH2M as further described in the section titled “The Merger—Jacobs’ Reasons for the Merger” beginning on page 148 and “The Merger—CH2M’s Reasons for the Merger; Recommendation of the CH2M Board of Directors” beginning on page 150. The combined company’s ability to realize the anticipated benefits of the Merger will depend, to a large extent, on the ability of Jacobs to integrate the businesses of CH2M with Jacobs. The combination of two independent companies is a complex, costly and time-consuming process. As a result, the combined company will be required to devote significant management attention and resources to integrating the business practices and operations of Jacobs and CH2M. The integration process may disrupt the business of either or both of the companies and, if implemented ineffectively, could preclude or delay the realization of the full benefits expected by Jacobs and CH2M. The failure of the combined company to meet the challenges involved in integrating successfully the operations of Jacobs and CH2M or otherwise to realize the anticipated benefits of the proposed transactions could cause an interruption of, or a loss of momentum in, the activities of the combined company and could seriously harm its results of operations. In addition, the overall integration of the two companies may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of client relationships and diversion of management’s attention, and may cause the combined company’s stock price to decline. The difficulties of combining the operations of the companies include, among others:

•	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from the combination;

•	delays, unexpected costs or difficulties in completing the integration of CH2M or its assets;

•	unanticipated issues in integrating, logistics, information, communications and other systems;

•	unanticipated changes in applicable laws and regulations;

•	difficulties assimilating the operations and personnel of CH2M into Jacobs’ operations;

•	unanticipated changes in the combined business due to potential divestitures or other requirements imposed by antitrust regulators;

•	diversion of the attention and resources of management or other disruptions to current operations;

•	challenges in attracting and retaining key personnel;

•	retaining key customers and suppliers;

•	challenges in obtaining new customers and winning customer contracts;

•	retaining and obtaining required regulatory approvals, licenses and permits;

•	organizational conflicts of interest;

•	difficulties in managing the expanded operations of a significantly larger and more complex company; and

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the Merger.

Many of these factors will be outside of the combined company’s control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact the combined company’s business, financial condition and results of operations.

In addition, even if the operations of Jacobs and CH2M are integrated successfully, the combined company may not realize the full benefits of the proposed transactions, including the synergies, cost savings or growth opportunities that the combined company expects. These benefits may not be achieved within the anticipated time frame, or at all. As a result, Jacobs and CH2M cannot assure you that the combination of CH2M with Jacobs will result in the realization of the full benefits anticipated from the transactions contemplated by the Merger Agreement.

Jacobs expects to incur substantial indebtedness to finance the Merger, which may decrease Jacobs’ business flexibility and adversely affect Jacobs’ financial results.

In addition to using cash on hand at Jacobs and CH2M, the combined company expects to incur substantial indebtedness to finance a portion of the cash component of the aggregate Merger Consideration and to pay related fees and expenses. The financial and other covenants to which Jacobs has agreed to, or may agree to in connection with the incurrence of new indebtedness, and the combined company’s increased indebtedness may have the effect, among other things, of reducing the combined company’s flexibility to respond to changing business and economic conditions, thereby placing the combined company at a competitive disadvantage compared to competitors that have less indebtedness and making the combined company more vulnerable to general adverse economic and industry conditions. The combined company’s increased indebtedness will also increase borrowing costs, and the covenants pertaining thereto may also limit the combined company’s ability to obtain additional financing to fund working capital, capital expenditures, acquisitions or general corporate requirements. The combined company will also be required to dedicate a larger portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow for other purposes, including working capital, capital expenditures and general corporate purposes. In addition, the terms and conditions of such debt may not be favorable to the combined company and, as such, could further increase the costs of the Merger, as well as the overall burden of such debt upon the combined company and the combined company’s business flexibility. Further, the combined company will be exposed to the risk of increased interest rates as a result of (i) higher leverage at or after the closing of the Merger and (ii) unless the combined company enters into offsetting hedging transactions, interest rates that vary based on LIBOR or a bank’s prime rate.

The combined company’s ability to make payments on and to refinance its debt obligations and to fund planned capital expenditures will depend on its ability to generate cash from the combined company’s operations. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond the combined company’s control.

The combined company may not be able to refinance any of its indebtedness on commercially reasonable terms, or at all. If the combined company cannot service its indebtedness, the combined company may have to take actions such as selling assets, selling additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments or alliances, any of which could impede the implementation of the combined company’s business strategy or prevent the combined company from entering into transactions that would otherwise benefit its business. Additionally, the combined company may not be able to effect such actions, if necessary, on commercially reasonable terms, or at all.

Any of the foregoing consequences could adversely affect the combined company’s financial results.

If the combined company is unable to manage its growth, its business and financial results could suffer.

The combined company’s future financial results will depend in part on its ability to manage its core businesses, including any growth that the combined company may be able to achieve. Over the past several years, each of Jacobs and CH2M has engaged in the identification of, and competition for, growth and expansion opportunities. In order to achieve those initiatives, the combined company will need to, among other things, recruit, train, retain and effectively manage employees and expand its operations and financial control systems. If the combined company is unable to manage its businesses effectively and profitably, its business and financial results could suffer.

To be successful, the combined company must retain and motivate key employees, including those experienced with post-acquisition integration, and failure to do so could seriously harm the combined company.

The success of the combined company, like each of Jacobs and CH2M, largely depends on the skills, experience and continued efforts of management and other key personnel. As a result, to be successful, the combined company must retain and motivate executives and other key employees. If key Jacobs or CH2M personnel were to leave, the combined company may experience increased difficulty in the post-Merger integration process and may not be able to adequately replace such personnel, which could have a material adverse effect on the combined company’s overall business, results of operations and financial condition.

Employees of Jacobs and CH2M may experience uncertainty about their future roles with the combined company until integration strategies for the combined company are announced or executed. These circumstances may adversely affect the combined company’s ability to retain key personnel. The combined company also must continue to motivate employees and maintain their focus on the strategies and goals of the combined company. Doing so may be difficult due to the uncertainties and challenges associated with post-Merger integration. If the combined company is unable to retain executives and other key employees, the roles and responsibilities of such executives and employees will need to be filled either by existing or new executives and employees, which may require the combined company to devote time and resources to identifying, hiring and integrating replacements for the departed executives and employees that could otherwise be used to integrate the businesses of Jacobs and CH2M or otherwise pursue business opportunities. There can be no assurance that the combined company will be able to retain and motivate its employees in the same manner as Jacobs and CH2M have historically.

The market price of the common stock of the combined company may be affected by factors different from those affecting the market price for shares of Jacobs Common Stock.

Upon completion of the Merger, CH2M stockholders will become Jacobs stockholders, unless such CH2M stockholders elect to receive and actually receive solely the Cash Election Consideration. Jacobs’ business differs from that of CH2M, and the business of the combined company will differ from that of Jacobs. Accordingly, the results of operations for the combined company will be affected by factors different from those currently affecting the results of operations of CH2M and may be affected by factors different from those currently affecting the results of operations of Jacobs. For a discussion of the businesses of Jacobs and of certain factors to consider in connection with those businesses, see “Information about Jacobs and Merger Sub” beginning on page 93 and the documents incorporated by reference in this Proxy Statement/Prospectus and referred to in the section entitled “Where You Can Find More Information” beginning on page 237. For a discussion of the businesses of CH2M and of certain factors to consider in connection with those businesses, see “Information about CH2M” beginning on page 94. See also “Comparative Per Share Market Prices and Dividends” beginning on page 75 for additional information on the market value of shares of Jacobs Common Stock and CH2M Common Stock.

The unaudited pro forma financial statements included in this Proxy Statement/Prospectus are not necessarily an indication of the combined company’s financial condition or results of operations following the closing of the Merger.

The pro forma financial information included in this Proxy Statement/Prospectus is derived from the historical audited and unaudited consolidated financial statements of Jacobs and CH2M, respectively. The preparation of this pro forma information is based upon available information and certain assumptions and estimates that Jacobs and CH2M believe are reasonable as of the date of this Proxy Statement/Prospectus. However, this pro forma information may be materially different from what the combined company’s actual results of operations and financial condition would have been had the Merger occurred during the periods presented or what the combined company’s results of operations and financial position will be after the consummation of the Merger. In particular, the assumptions used in preparing the pro forma financial information may not be correct, and other factors that are not reflected in the pro forma financial information may affect the combined company’s financial condition and results of operations following the closing of the Merger. See “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 57.

Completion of the Merger may trigger change in control or other provisions in certain agreements to which CH2M is a party.

The completion of the Merger may trigger change in control or other provisions in certain agreements to which CH2M is a party. If Jacobs and CH2M are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, including potentially terminating the agreements or seeking monetary damages. Even if Jacobs and CH2M are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to the combined company.

Risks Relating to Jacobs

Jacobs is, and will continue to be, subject to the risks described in Part I, Item 1A in Jacobs’ Annual Report on Form 10-K for the year ended September 30, 2016 and in Part II, Item 1A in Jacobs’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, each as filed with the SEC and incorporated by reference into this Proxy Statement/Prospectus. See “Where You Can Find More Information” beginning on page 237.

Risks Relating to CH2M’s Business

Project losses and other adverse operating results can constrain CH2M’s cash flow and liquidity, which could reduce CH2M’s ability to win new business or materially and adversely affect CH2M’s business and results of operations, and CH2M’s strategic initiatives may not be successful.

CH2M has experienced project losses and other adverse operating results in recent periods—such as a charge to operations of $121.3 million, $93.6 million, and $38.7 million for the years ended December 30, 2016, December 25, 2015 and December 31, 2014, respectively, for estimated cost growth on a fixed-price contract to design and construct roadway improvements on an expressway in the southwestern United States and a charge to operations of $301.5 million and $280.0 million for the years ended December 30, 2016 and December 31, 2014, respectively (no charges to operations for 2015), for estimated costs growth identified for CH2M’s consolidated Australian joint venture project—which has constrained CH2M’s cash flow and liquidity. If CH2M sustains additional project losses or other adverse operating results in the future, or if cash flow and liquidity continue to be constrained, CH2M may have a reduced ability to win new business, which could materially and adversely affect its business, results of operations, cash flows and financial position.

CH2M may not be able to recover all or a portion of its project losses, and CH2M could be found liable to the client or general contractor, in connection with a fixed-price EPC project that was terminated in early 2017.

Prior to 2017, through a consolidated joint venture partnership with an Australian construction contractor, CH2M was involved in a consortium with a major U.S. power plant equipment supplier engaged in a fixed-price EPC project with a general contractor to engineer, procure, construct and start-up a combined cycle power plant to supply power to a large liquefied natural gas facility in Australia. The joint venture experienced project losses resulting in a charge to operations of $301.5 million and $280.0 million for the years ended December 30, 2016 and December 31, 2014, respectively, of which CH2M’s portion of the loss was $154.1 million and $140.0 million, respectively (there were no project losses in 2015). In 2015, the consortium reached agreement with the client to settle certain claims to recover costs and extend the amount of time allowed to complete interim delivery milestones for the project. During the second quarter of 2016, however, the client advised that it would be unable to meet its obligations in line with the revised program schedule. As a result, the project experienced delays and was expected to incur additional future delays resulting in increases in the total estimated costs to complete. On January 24, 2017, the consortium terminated the fixed-price EPC contract with the general contractor. The Consortium filed the Request for Arbitration against JKC on August 3, 2017 with the International Chamber of Commerce (“ICC”) in Hong Kong.

CH2M expects the arbitration process to be lengthy and at this time CH2M is unable to predict the timing of resolution or the outcome of disputes. The ultimate outcome of the dispute will depend upon contested issues of fact and law. CH2M cannot currently predict whether it will realize any recoveries from the general contractor or the amount of any recoveries that it may ultimately receive. Moreover, CH2M cannot currently predict whether either or both CH2M’s consolidated joint venture partnership or the consortium will be held liable to the general contractor or the amount of any such liability should it occur. The timing and amount of any recovery or liability is currently unknown and will be subject to negotiations, arbitration or other formal dispute-resolution processes, and could be materially adverse to CH2M’s results of operations, cash flow and financial condition.

If CH2M is unable to continue to access credit or raise capital on acceptable terms, CH2M’s business may be adversely affected.

CH2M’s primary sources of liquidity are cash flows from operations and borrowings under CH2M’s Amended Credit Agreement (“CH2M Amended Credit Agreement”). CH2M’s primary uses of cash are working capital, stock repurchases primarily in CH2M’s internal market, capital expenditures, and acquisitions. Cash flows from operations primarily result from earnings on CH2M’s operations and changes in CH2M’s working capital. Earnings from CH2M’s operations and working capital requirements can vary significantly from period to period based primarily on the mix of CH2M’s projects underway and the percentage of project work completed during the period. For example, cash used in operations for the year ended December 30, 2016 was $245.5 million. While CH2M manages cash requirements for working capital needs, unpredictability in cash collections and payments has required CH2M in the past and may require CH2M in the future to borrow on the CH2M Amended Credit Agreement from time to time to meet the needs of CH2M’s operations.

CH2M’s borrowing capacity under the Fourth Amendment to the CH2M Amended Credit Agreement is limited by a maximum consolidated leverage ratio, which is based on a multiple of CH2M’s adjusted earnings before interest, taxes, depreciation and amortization, and other outstanding obligations of CH2M. Moreover, the

Certificate of Designation limits CH2M’s ability to incur additional debt under certain circumstances without the consent of the holders of at least a majority of the then outstanding shares of CH2M Preferred Stock. As of June 30, 2017, the remaining unused borrowing capacity under the CH2M Amended Credit Agreement was over $400.0 million.

The CH2M Amended Credit Agreement and the Certificate of Designation may contain covenants that limit or restrict CH2M’s operations and require that CH2M comply with certain financial ratios.

The CH2M Amended Credit Agreement contains customary affirmative and negative covenants, some of which limit or restrict CH2M’s operations including its ability to incur additional indebtedness and other obligations, grant liens to secure obligations, make investments, merge or consolidate and dispose of assets, subject to certain customary exceptions. These restrictions could limit CH2M’s ability to plan for or react to market or economic conditions or meet capital needs or otherwise restrict CH2M’s activities or business plans, and could adversely affect CH2M’s ability to finance its operations, acquisitions, investments or strategic alliances or other capital needs or limit its ability to take advantage of business opportunities.

In addition, the CH2M Amended Credit Agreement requires that CH2M comply with a minimum consolidated fixed charge coverage ratio, and both the CH2M Amended Credit Agreement and the Certificate of Designation require that it comply with a maximum consolidated leverage ratio. CH2M’s ability to comply with these ratios depends on its results of operations from time to time, which may be affected by events beyond its control. If CH2M fails to satisfy the requirements of or if CH2M is in default of the CH2M Amended Credit Agreement, CH2M would be prohibited from incurring further borrowings under the CH2M Amended Credit Agreement unless CH2M was able to secure necessary waivers from the lenders. If the lenders declined to waive a default under the CH2M Amended Credit Agreement, CH2M’s outstanding indebtedness under the CH2M Amended Credit Agreement could be accelerated. Further, if CH2M’s consolidated leverage ratio exceeds certain limits specified in the Certificate of Designation, CH2M may be unable to incur additional indebtedness.

Any of the factors could have a material adverse impact on CH2M’s business, results of operations, cash flow and financial condition.

CH2M may be unable to amend the CH2M Amended Credit Agreement or maintain or expand CH2M’s credit capacity, each of which would adversely affect CH2M’s operations and business.

CH2M uses credit facilities to support CH2M’s working capital and acquisition needs. If CH2M exhausts its borrowing capacity or if CH2M is unable to increase the available borrowing capacity of the CH2M Amended Credit Agreement, CH2M’s ability to fund the working capital and other needs of its existing operations could be constrained and its business and results of operations could be materially adversely affected. In addition, CH2M’s credit facility reaches maturity in 2019 and there is no guarantee that CH2M will be able to renew its credit facility on favorable terms or at all, and, if CH2M is unable to do so, CH2M’s costs of borrowing and its business may be adversely affected. There can be no assurance that CH2M will be able to secure any additional capacity or amendment to the CH2M Amended Credit Agreement or to do so on terms that are acceptable to CH2M, in which case, CH2M’s costs of borrowing could rise and CH2M’s business and results of operations could be materially adversely affected.

CH2M’s new awards and liquidity may be adversely affected by bonding and letter of credit capacity.

A portion of CH2M’s new awards requires the support of bid and performance surety bonds or letters of credit, as well as advance payment and retention bonds. CH2M’s primary use of surety bonds is to support water and wastewater treatment in the U.S., while letters of credit are generally used to support other projects. The issuance of surety bonds is at CH2M’s sureties’ sole discretion and sureties rely on tangible net worth as an indication of risk when deciding whether to issue a requested surety bond. CH2M currently has a negative tangible net worth, which if significantly expanded could limit CH2M’s bonding capacity or require CH2M to use more of its letters of credit under its credit facility. If CH2M is required to utilize CH2M’s credit facility for letters of credit, the amount available under the credit facility for other purposes, including compensating for any swings in working capital could be adversely affected. Further, if CH2M is unable to procure such surety bonds or use letters of credit, CH2M’s ability to win new business and achieve its business plans could be adversely impacted, which would have a material adverse effect on CH2M’s growth, liquidity and financial condition.

An impairment of some or all of CH2M’s goodwill and intangible assets could have a material adverse effect on CH2M’s financial condition and results of operations.

As of June 30, 2017, CH2M had $499.2 million of goodwill and $30.5 million of net intangible assets. CH2M conducts a test for impairment of goodwill as of the first day of the fourth quarter of each year or if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. If the future fair value of any of CH2M’s reporting units is less than their carrying value, CH2M is required to record an impairment charge. The amount of any impairment charge could be significant and could have a material adverse effect on CH2M’s financial condition and results of operations.

Unpredictable economic cycles, uncertain demand for CH2M’s engineering and related services, and failure by CH2M’s major customers to pay CH2M’s fees, could cause CH2M’s revenue to fluctuate or be uncollectible.

Demand for CH2M’s engineering and other services is affected by the general level of economic activity in the markets in which CH2M operates, both inside and outside of the U.S. CH2M’s customers and the markets in which CH2M competes to provide services are likely to experience periods of economic decline from time-to-time. For example, the most recent global economic downturn and governmental tax revenue declines resulted in a slowdown in demand for CH2M’s services from local government clients. Similarly, the decline in oil, gas and other commodity prices beginning in 2014 and continuing to date has negatively affected demand for certain of CH2M’s services and has pressured pricing.

Adverse economic conditions may decrease the willingness of CH2M’s customers to make capital expenditures or otherwise reduce their spending for CH2M’s services, which could result in diminished revenue and margins for CH2M’s business. The demand for services depends on the demand and capital spending of CH2M’s customers in their target markets, some of which are cyclical in nature. Adverse economic conditions could alter the overall mix of services that CH2M’s customers seek to purchase, and increased competition during a period of economic decline could force CH2M to accept contract terms that are less favorable to it than it might be able to negotiate under other circumstances. Changes in CH2M’s mix of services or a less favorable contracting environment may cause CH2M’s revenue and margins to decline. Moreover, CH2M’s customers impacted by the economic downturn could delay or fail to pay CH2M’s fees. If a customer failed to pay a significant outstanding fee, CH2M’s financial results could be adversely affected. Adverse credit market conditions could negatively impact customers’ ability to fund their projects and therefore utilize CH2M’s services; they can also impact subcontractors’ and suppliers’ ability to deliver work. These credit disruptions could negatively impact CH2M’s backlog and profits, and could increase CH2M’s costs or adversely impact project schedules.

The uncertainties involved in prolonged procurement processes associated with CH2M’s projects make it particularly difficult to predict whether and when CH2M will receive a contract award. The uncertainty of contract award timing can present difficulties in matching CH2M’s workforce size with CH2M’s project needs. If an expected project award is delayed or not received, CH2M could incur costs resulting from idle workforce reductions in staff, or redundancy of facilities that would have the effect of reducing CH2M’s profits.

Changes and fluctuations in the U.S. government’s spending priorities could adversely affect CH2M’s revenue expectations.

Because a substantial part of CH2M’s overall business is generated either directly or indirectly as a result of U.S. federal, state and local government regulatory and infrastructure priorities, shifts in these priorities due to changes in policy imperatives, changes in elected officials following elections or changing economic conditions are often unpredictable and may affect CH2M’s revenue.

CH2M’s contracts with the U.S. federal government are subject to the uncertainties of U.S. Congressional funding. Since government contracts represent a significant percentage of CH2M’s revenue, government budget deficits or a significant reduction in government funding could lead to continued delays in contract awards and termination or suspension of CH2M’s existing contracts, which could have an adverse impact on CH2M’s business, financial condition and results of operations. In addition, any government shutdown or other curtailment of funding, such as the U.S. federal government shutdown in October 2013, could have an impact on CH2M’s government projects including CH2M’s ability to earn revenue on the projects already awarded, and could have an adverse impact on CH2M.

Effective March 1, 2013, the Budget Control Act of 2011 imposed a process known as sequestration to implement $1.2 trillion in automatic spending cuts effective through fiscal year 2021, subsequently extended to 2023. Under sequestration the agencies of the U.S. federal government may be required to modify or terminate contracts and substantially reduce awards of new work to companies like CH2M, which will likely impact CH2M’s ability to earn revenue on projects already awarded, win new work from U.S. federal government customers and may have an adverse impact on CH2M. In December 2015, Congress and the President enacted a two year budget agreement that removed the threat of sequestration in the U.S. federal government’s fiscal 2016 and 2017 budgets, but absent a future budget agreement, the full effect of sequestration could return in the U.S. federal government’s 2018 budget. Because some of the spending cuts under the Budget Control Act of 2011 are continuing and others could be reinstated in future years, the U.S. federal government spending limitations and reductions from sequestration may continue to affect CH2M’s operations in the foreseeable future.

Political instability in key regions around the world coupled with the U.S. federal government’s commitment to the war on terror put at risk U.S. federal discretionary spending, such as spending on infrastructure projects that are of particular importance to CH2M’s business. At the state and local levels, the need to compensate for reductions in federal matching funds, as well as financing of federal unfunded mandates, creates pressures to cut back on infrastructure project expenditures. As a result, there can be no assurances that changing U.S. government priorities and spending would not have a material adverse impact on CH2M’s business.

Government contracts present risks of termination for convenience, adjustment of payments received, restrictions on ability to compete for government work and funding constraints.

The following risks are inherent in contracts with the U.S. federal government and agencies regulated by the U.S. federal government, which represents 21% of CH2M’s total revenue for fiscal 2016:

•	Because U.S. federal laws permit government agencies to terminate a contract for convenience, CH2M’s U.S. government clients may terminate or decide not to renew CH2M’s contracts with little or no prior notice.

•

Due to payments CH2M receives from CH2M’s U.S. government clients, CH2M’s books, records and processes are subject to audit by various U.S. governmental agencies for a number of years after these payments are made. Based on these audits, the U.S. government may adjust or demand repayment of payments CH2M previously received, or withhold a portion of fees due to CH2M because of unsatisfactory audit outcomes. Audits have been completed on CH2M’s U.S. federal contracts through December 31, 2010, and are continuing for subsequent periods. Audits performed to date have not resulted in material adjustments to CH2M’s financial statements; however, there can be no assurance that future audit findings will not result in repayments or disqualification of CH2M’s processes/systems, which could impact CH2M’s ability to bid or win future U.S. government contract work. In addition, as a government contractor, CH2M is subject to increased risks of investigation, criminal prosecution and other legal actions and liabilities to which purely private sector companies are not. The results of any such actions could adversely impact CH2M’s business and have an adverse effect on CH2M’s consolidated financial statements.

•	CH2M’s ability to earn revenue from CH2M’s existing and future U.S. federal government projects will depend upon the availability of funding from U.S. federal government agencies. CH2M cannot control whether those clients will fund or continue funding CH2M’s existing projects.

•	In years when the U.S. federal government does not complete its budget process before the end of its fiscal year on September 30, government operations are typically funded pursuant to a “continuing resolution” that authorizes agencies of the U.S. government to continue to operate, but does not authorize new spending initiatives, which can delay the award of new contracts. These delays could have an adverse effect on CH2M’s operating results.

•	Many U.S. federal government programs in which CH2M works require security clearances. Security clearances can be difficult and time-consuming to obtain. If CH2M or CH2M’s employees are unable to obtain or retain necessary security clearances, CH2M may not be able to win new business or may not be able to renew existing contracts. To the extent CH2M cannot obtain or maintain the required security clearances for CH2M’s employees working on a particular contract, CH2M may not derive the revenue anticipated from the contract, which could adversely affect CH2M’s business and results of operations.

CH2M’s ability to secure new government contracts and CH2M’s revenue from existing government contracts could be adversely affected by any one or a combination of the factors listed above.

Many of CH2M’s projects are funded by U.S. federal, state and local governments, and if CH2M violates applicable laws governing this work, CH2M would be subject to the risk of suspension or debarment from government contracting activities, which could have a material adverse effect on CH2M’s business and results of operations.

If CH2M fails to comply with the terms of one or more of CH2M’s government contracts or adhere to the statutes and regulations that govern this type of work, or if CH2M or CH2M’s employees are indicted or convicted on criminal charges (including misdemeanors) relating to any of CH2M’s government contracts, in addition to any civil or criminal penalties and costs CH2M may incur, CH2M could be suspended or barred from government contracting activities for a period of time. Some U.S. federal and state statutes and regulations provide for automatic debarment in certain circumstances. The suspension or debarment in any particular case may be limited to the facility, contract or subsidiary involved in the violation or could be applied to CH2M’s entire enterprise in certain severe circumstances. Even a narrow scope suspension or debarment could result in negative publicity that could adversely affect CH2M’s ability to renew contracts and to secure new contracts, both with governments and private customers, which could materially and adversely affect CH2M’s business and results of operations.

CH2M may incur additional restructuring charges in future periods.

During the third quarter of 2016, CH2M began a process to review the structure and resources within CH2M’s business segments and formulate a restructuring plan to more fully align global operations with CH2M’s client-centric strategy, including a simplified organization structure and streamlined delivery model to achieve higher levels of profitable growth. The restructuring activities have included workforce reductions and facilities consolidations. During the year ended December 30, 2016 and the six months ended June 30, 2017, CH2M incurred $42.2 million and $13.1 million of costs, respectively, for these restructuring activities, which have been included in general and administration expense on the consolidated statement of operations. These restructuring activities were substantially complete in the first quarter of 2017, and, as such, no restructuring costs were incurred during the three months ended June 30, 2017. Overall, as of June 30, 2017, CH2M incurred aggregate costs of $55.3 million in total restructuring charges under the 2016 Restructuring Plan, and CH2M expects aggregate annual cost savings of approximately $100.0 million. These restructuring activities may result in a diversion of management’s attention from ongoing business, a loss of key personnel and a loss of clients, all of which could disrupt CH2M’s operations. If these restructuring activities are not completed in a timely manner, if CH2M incurs costs that are higher than originally anticipated or if anticipated cost savings, synergies, and efficiencies are not realized, there could be a material adverse impact on CH2M’s business, financial condition, and results of operations.

The results of the United Kingdom’s referendum on a withdrawal from the European Union may have a negative effect on CH2M’s business, results of operation and financial condition.

On June 23, 2016, the United Kingdom held a referendum in which a majority of the voters elected to withdraw from the European Union, commonly referred to as “Brexit.” It is expected that the United Kingdom will exit the European Union within two years; although, the exact timeframe for such exit is unknown. Nevertheless, the referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, and may adversely affect global economic conditions and the stability of global financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. Lack of clarity about future United Kingdom laws and regulations as the United Kingdom determines which European Union laws to replace or replicate in the event of a withdrawal could depress economic activity and restrict CH2M’s access to capital. Changes in leadership and public sector infrastructure funding could lead to cancellations, delays or changes in timing to CH2M’s current and prospective infrastructure projects in the United Kingdom. These factors, among others, could potentially materially affect CH2M’s business, results of operations and financial condition.

CH2M’s industry is highly competitive.

CH2M is engaged in a highly competitive business in which most of CH2M’s contracts with public sector clients are awarded through a competitive bidding process that places no limit on the number or type of potential service providers. The process usually begins with a government agency request for proposal that delineates the size and scope of the proposed contract. The government agency evaluates the proposals on the basis of technical merit and cost.

In both the private and public sectors, acting either as a prime contractor or as a subcontractor, CH2M may join with other firms that CH2M otherwise competes with to form a team to compete for a single contract. Because a team can often offer stronger combined qualifications than any firm standing alone, these teaming arrangements can be very important to the success of a particular contract competition or proposal. Consequently, CH2M maintains a network of relationships with other companies to form teams that compete for particular contracts and projects. Failure to maintain technical and price competitiveness, as well as failure to maintain access to strong teaming partners may adversely impact CH2M’s ability to win work.

CH2M’s backlog is subject to unexpected adjustments and cancellations and may, therefore, be an uncertain indicator of CH2M’s future performance.

CH2M’s backlog represents the total dollar amount of revenue CH2M estimates it will earn as a result of performing work under contracts that have been awarded. CH2M cannot assure that the revenue projected in CH2M’s backlog will be realized or, if realized, will result in profits. Projects may remain in CH2M’s backlog for an extended period of time prior to project execution and, once project execution begins, it may occur unevenly over multiple periods. In addition, CH2M’s ability to earn revenue from CH2M’s backlog depends on the availability of funding for various government and private clients. Most of CH2M’s contracts with industrial clients have termination for convenience provisions. Further, even if CH2M provides services under the relevant contract, it is possible that the customer may default or otherwise refuse to pay amounts owed to CH2M. Therefore, project terminations, contract suspensions or reductions in scope, or defaults in payment may occur from time-to-time with respect to contracts reflected in CH2M’s backlog, which in turn would adversely affect the revenue and profit CH2M actually receives from contracts reflected in CH2M’s backlog. Future project cancellations and scope adjustments could further reduce the dollar amount of CH2M’s backlog and the revenue and profit that CH2M actually earns.

Backlog is not a measure defined in GAAP, and CH2M’s methodology for determining backlog may not be comparable to the methodology used by other companies in determining their backlog. The amount of backlog is not necessarily indicative of CH2M’s future earnings or cash flows.

CH2M’s inability to attract and retain professional personnel could adversely affect CH2M’s business.

CH2M’s ability to attract, retain and expand CH2M’s staff of qualified engineers and technical professionals will be an important factor in determining CH2M’s future success and growth. The market for these professionals is competitive inside and outside the U.S. CH2M lost veteran managers and engineers through the reduction in force and voluntary retirement programs CH2M initiated in 2014 and continued to date as part of CH2M’s planned restructuring activities. As some of CH2M’s existing key personnel approach retirement age, CH2M is developing and implementing proactive succession plans. If CH2M cannot attract and retain qualified personnel, or if CH2M cannot effectively implement CH2M’s succession plans, CH2M could experience a material adverse impact on CH2M’s business, financial condition, and results of operations. Since CH2M derives a significant part of CH2M’s revenue from services performed by CH2M’s professional staff, CH2M’s failure to retain and attract professional staff could adversely affect CH2M’s business by impacting CH2M’s ability to complete CH2M’s projects and secure new contracts.

CH2M faces potential liability for faulty engineering services and CH2M is subject to potential liability in other litigation, regulatory and legal proceedings.

CH2M’s engineering practice involves professional judgments regarding the planning, design, development, construction, operations and management of industrial facilities and public infrastructure projects. Because CH2M’s projects are often large and can affect many people, CH2M’s failure to make judgments and recommendations in accordance with applicable professional standards could result in large damages and, perhaps, punitive damages. Although CH2M has adopted quality control, risk management and risk avoidance programs designed to reduce potential liabilities, and carry professional liability insurance to further set off this risk, there can be no assurance that such programs will protect CH2M fully from all risks and liabilities.

CH2M is also a party to other lawsuits and other legal and regulatory proceedings that arise in the normal course of business, including employment-related claims and contractual disputes. While CH2M does not currently believe that any pending lawsuits or proceedings will have a material adverse effect on CH2M’s results of operations or financial condition, there can be no assurance that this will not be the case.

Fluctuations in commodity prices may affect the investment decisions of CH2M’s customers and therefore subject CH2M to risks of cancellation or delays in existing work, or changes in the timing and funding of new awards.

Commodity prices can affect CH2M’s customers and may have a significant impact on the costs and profitability of CH2M’s projects. For example, for projects that CH2M performs on a guaranteed fixed price or “not to exceed” cost basis, unforeseen rising commodity prices can reduce CH2M’s profit or cause CH2M to incur a loss. Further, rising commodity prices can negatively impact the potential returns on investments for CH2M’s customers and may lead to customers deferring new investments or canceling or delaying existing projects. Some of CH2M’s customers are engaged in the production or processing of commodity products, particularly in the energy sector, and fluctuations in commodity prices can impact their business and their willingness to make new capital investments, which in turn may reduce demand for CH2M’s services. Cancellations, delays and weakness in demand for CH2M’s services in markets that are affected by commodity price fluctuations may affect CH2M’s operating results in significant and unpredictable ways and could have a material adverse impact on CH2M’s business, financial condition, and results of operations.

Changes in the level of activity in the hydrocarbon industry may adversely affect CH2M’s financial condition and results of operations.

Demand for CH2M’s oilfield services and other services CH2M provides to the hydrocarbon industry fluctuates, and depends in part on decisions by CH2M’s customers about their current and future activities and expenditures which, in turn, depend largely upon prevailing industry and market conditions that are influenced by numerous factors over which CH2M has no control, including, but not limited to:

•	Current and projected prices of oil and natural gas and hydrocarbon products;

•	Oil and natural gas supply and demand in different geographic areas around the world;

•	Cost of exploring for, developing, producing and delivering oil and natural gas;

•	Availability of qualified personnel and lead times associated with acquiring equipment and products;

•	Federal, state and local regulation of oilfield activities;

•	Environmental concerns regarding oil and natural gas exploration and production activities and methods; and

•	Seasonal limitations on access to work locations.

Anticipated future prices for natural gas and crude oil are a primary factor affecting activity and expenditure levels of CH2M’s customers in the hydrocarbon industry. Lower prices or volatility in prices for oil and natural gas, as has recently occurred, typically decrease spending and drilling activity, which can cause rapid and material declines in demand for CH2M’s oilfield services and in the prices CH2M is able to charge for CH2M’s services. Worldwide political, economic, military and terrorist events, as well as natural disasters and other factors beyond CH2M’s control contribute to oil and natural gas price levels and volatility and are likely to continue to do so in the future.

CH2M could sustain losses on contracts that contain a fixed price or guaranteed maximum price provision if CH2M’s costs exceed the maximum prices.

Under fixed price contracts, CH2M agrees to deliver projects for a definite, predetermined price and under guaranteed maximum price contracts, CH2M agrees to deliver projects for a price that is capped regardless of CH2M’s actual costs incurred over the life of the project. Under cost reimbursable contracts with maximum pricing provisions, CH2M is typically compensated for the labor hours expended at agreed-upon hourly rates plus cost of materials plus any subcontractor costs used; however, there is a stated maximum compensation for the services to be provided under the contract. Many fixed-price or guaranteed maximum price contracts are for large industrial facilities and public infrastructure projects and present the risk that CH2M’s costs to complete a project may exceed the guaranteed maximum or fixed-price agreed upon with the client. The fees negotiated for such projects may not cover CH2M’s actual costs and desired profit margins. In addition, many of CH2M’s customers on fixed or maximum price contracts do not accept escalation clauses regarding labor or material cost increases, including commodity price increases. If CH2M’s actual costs for a maximum price project or fixed-price project are higher than CH2M expects, as has occurred in recent years, CH2M’s profit margins on the project will be reduced or CH2M could suffer a loss that could materially affect CH2M’s results of operations.

CH2M’s use of the percentage-of-completion method requires the use of estimates and changes in those estimates could result in a reduction or reversal of previously recorded revenues and profits.

The revenue for CH2M’s engineering and construction contracts is accounted for on the percentage-of-completion method of accounting. This method of accounting recognizes revenue and profit over the duration of the contract, generally based on the proportion of costs incurred to date, to the total costs expected to be incurred for the project. Revised estimates of costs and contract revenue are recorded when they are known or can otherwise be reasonably estimated. The inherent uncertainties in the estimating process make it possible for actual cost and revenue to vary materially from prior estimates, which can result in the reduction or reversal of previously recorded revenues and profits.

Environmental and other regulations and related compliance investigations may adversely impact CH2M’s project performance, expose CH2M to liability and could adversely affect CH2M’s revenue.

A substantial portion of CH2M’s business is generated either directly or indirectly as a result of laws and regulations related to environmental and other matters. In particular, CH2M’s business involves significant risks including the assessment, analysis, remediation, handling, management and disposal of hazardous substances. As a result, CH2M is subject to a variety of environmental laws and regulations governing, among other things, discharges of pollutants and hazardous substances into the air and water and the handling and disposal of hazardous waste including nuclear materials and related record keeping requirements. These laws and regulations and related investigations into CH2M’s compliance, as it pertains to facility operations and remediation of hazardous substances, can cause project delays and substantial management time commitment and may significantly add to CH2M’s costs. Violations of these environmental laws and regulations could subject CH2M to civil and criminal penalties and other liabilities, which can be very large. Although CH2M has not been subject to any material civil or criminal penalties for violations of these laws to date, CH2M has incurred costs and diverted resources to respond to reviews that have negatively impacted the profitability of some of CH2M’s projects. While the costs of these reviews have not been material to CH2M’s consolidated results of operations in the past, additional or expanded reviews or proceedings on environmental compliance, or any substantial fines or penalties, could affect CH2M’s profitability and CH2M’s stock price in the future, or could adversely affect CH2M’s ability to compete for new business. Changes in environmental regulations could affect CH2M’s business more significantly than other firms. Accordingly, a reduction in the number or scope of these laws and regulations, or changes in government policies regarding the funding, implementation or enforcement of such laws and regulations, could significantly reduce one of CH2M’s most important markets and limit CH2M’s opportunities for growth or reduce CH2M’s revenue. In addition, any effort by government agencies to reduce the role of private contractors in regulatory programs, including environmental compliance projects and department of defense projects, could have material adverse effects on CH2M’s business.

CH2M may not be successful in growing through acquisitions or integrating effectively any businesses and operations CH2M may acquire.

CH2M’s success depends in part on CH2M’s ability to continually enhance and broaden CH2M’s service offerings and CH2M’s service delivery footprint in response to changing customer demands, technology, and competitive pressures. Numerous mergers and acquisitions in CH2M’s industry have resulted in a group of larger firms that offer a full complement of single source services including studies, design, engineering, procurement, construction, operations, maintenance, and facility ownership. To remain competitive, CH2M may acquire new and complementary businesses to expand CH2M’s portfolio of services, add value to the projects undertaken for clients or enhance CH2M’s capital strength. CH2M does not know if it will be able to complete any future acquisitions or whether CH2M will be able to successfully integrate any acquired businesses, operate them profitably, or retain their key employees.

When suitable acquisition candidates are identified, CH2M anticipates significant competition when trying to acquire these companies, and there can be no assurance that CH2M will be able to acquire such acquisition targets at reasonable prices or on favorable terms. The Certificate of Designation also limits CH2M’s ability to conduct certain acquisitions by requiring the consent of the holders of a majority of the outstanding shares of CH2M Preferred Stock before a proposed acquisition can be approved. If CH2M cannot identify or successfully acquire suitable acquisition candidates, CH2M may not be able to successfully expand CH2M’s operations. Further, there can be no assurance that CH2M will be able to generate sufficient cash flow from an acquisition to service any indebtedness incurred to finance such acquisitions or realize any other anticipated benefits. In addition, there can be no assurance that the due diligence undertaken in connection with an acquisition will uncover all liabilities relating to the acquired business. Nor can there be any assurance that CH2M’s profitability will be improved as a result of these acquisitions. Any acquisition may involve operating risks, such as:

•	The difficulty of assimilating the acquired operations and personnel and integrating them into CH2M’s current business;

•	The potential impairment of employee morale;

•	The potential disruption of CH2M’s ongoing business;

•	Preserving important strategic and customer relationships;

•	The diversion of management’s attention and other resources;

•	The risks of entering markets in which CH2M has little or no experience;

•	The possibility that acquisition related liabilities that CH2M incurs or assumes may prove to be more burdensome than anticipated;

•	The risks associated with possible violations of the Foreign Corrupt Practices Act, the United Kingdom Bribery Act of 2010, and other anti-corruption laws as a result of any acquisition or otherwise applicable to CH2M business; and

•	The possibility that any acquired firms do not perform as expected.

The success of CH2M’s joint ventures depends on the satisfactory performance by CH2M’s joint venture partners. The failure of CH2M’s joint venture partners to perform their obligations could impose on CH2M additional financial and performance obligations that could result in reduced profits or significant losses on the projects that CH2M’s joint ventures undertake.

CH2M routinely enters into joint ventures as part of CH2M’s business. The success of these joint ventures depends, in large part, on the satisfactory performance of CH2M’s joint venture partners. If CH2M’s joint venture partners fail to satisfactorily perform their joint venture obligations as a result of financial or other difficulties, the joint venture may be unable to adequately perform or deliver its contracted services. Under these circumstances, CH2M may be required to make additional investments and provide additional services to ensure the adequate performance and project delivery. These additional obligations could result in reduced profits or, in some cases, significant losses for CH2M with respect to the joint venture.

Occasionally, CH2M participates in joint ventures where CH2M is not a controlling party. In such instances CH2M may have limited control over joint venture decisions and actions, including internal controls and financial reporting, which may have an adverse impact on CH2M’s business.

CH2M may be restricted in CH2M’s ability to access the cash flows or assets from CH2M’s subsidiaries and joint venture partners upon which CH2M is substantially dependent.

Substantially all of CH2M’s cash flows and liquidity necessary to meet CH2M’s operating expenditures and to participate in CH2M’s internal market are generated by CH2M’s subsidiaries. CH2M’s ability to access these necessary cash flows may be restricted by certain rules and regulations regarding the financial condition and operational requirements imposed on CH2M’s foreign subsidiaries that may limit CH2M’s ability to gain access to the cash flows or assets of these entities. CH2M does not manage all of these entities. Even in those joint ventures that CH2M manages, CH2M is often required to consider the interests of CH2M’s joint venture partners in connection with decisions concerning the operations of the joint ventures and distributions out of the joint ventures. CH2M’s ability to access cash flows from CH2M’s joint ventures may be restricted by certain rules and regulations imposed on CH2M’s foreign joint ventures and by joint venture arrangements that may restrict CH2M from gaining access to the cash flows or assets of these entities. As of December 30, 2016, $46.6 million of CH2M’s cash included in CH2M’s consolidated balance sheet was held in bank accounts of CH2M’s consolidated joint ventures. As of December 30, 2016, cash and cash equivalents held in CH2M’s consolidated joint ventures included $9.7 million related to an Australian fixed-price Power EPC joint venture, which is presented within current assets of discontinued operations in CH2M’s consolidated financial statements was deconsolidated in the first quarter of 2017.

CH2M’s dependence on subcontractors and equipment manufacturers could adversely affect CH2M.

CH2M relies on third-party subcontractors as well as third-party equipment manufacturers to complete CH2M’s projects. To the extent that CH2M cannot engage subcontractors or acquire equipment or materials, CH2M’s ability to complete a project in a timely fashion or at a profit may be impaired. If the amount CH2M is required to pay for these goods and services exceeds the amount CH2M has estimated in bidding for fixed price contracts, CH2M could experience losses in the performance of these contracts. In addition, if a subcontractor or a manufacturer is unable to deliver its services, equipment or materials according to the negotiated terms for any reason, including the deterioration of its financial condition, CH2M may be required to purchase the services, equipment or materials from another source at a higher price or on less favorable terms. These risks are potentially more significant in an economic downturn if financial difficulties in CH2M’s supply chain cause CH2M’s subcontractors or equipment suppliers not to be able to support the demands and schedules of CH2M’s business. This may reduce the profit CH2M expects to realize or result in a loss on a project for which the services, equipment or materials were needed.

CH2M’s defined benefit pension plans have significant deficits that may grow in the future; deficits require payments over time to meet any underfunded benefit obligations under these plans which can create volatility in CH2M’s cash flows from operations.

As a result of CH2M’s acquisition of Halcrow Group Limited, CH2M acquired defined benefit pension plans (also known as “defined benefit pension schemes”) that have significant deficits. The ongoing funding obligations for the defined benefit pension plans vary from time to time depending on actuarial assumptions outside of CH2M’s control, such as discount rates, inflation rates, plan investment returns, and life expectancy of the plan members. Additionally, certain transactions, such as the October 4, 2016 transaction to restructure the benefits provided to members of the Halcrow Pension Scheme, one of CH2M’s defined benefit pension schemes, may change CH2M’s funding obligations. In order to maintain an adequate funding position over time, CH2M continuously reviews these assumptions and mitigates these risks by working with the pension plan trustees and with actuarial and investment advisors. CH2M maintains an ongoing dialog with its pension plan trustees to negotiate a reasonable schedule for cash contributions as required by local regulations. Certain assumptions that are outside CH2M’s control, such as discount rates, inflation rates, plan investment returns or life expectancy change over time and impact the level of contributions CH2M has to make relative to the schemes. As a result, there is an inherent variability to CH2M to meet such funding obligations, which could have material adverse effects on CH2M’s financial position and/or cash flows.

CH2M faces risks associated with CH2M’s international business.

CH2M derives a substantial portion of CH2M’s revenue from operations outside of the U.S. Conducting business abroad is subject to a variety of risks including:

•	Currency exchange rate fluctuations, restrictions on currency movement and impact of international tax laws could adversely affect CH2M’s results of operations and particularly if CH2M is forced to maintain assets in currencies other than the U.S. dollar as CH2M’s financial results are reported in U.S. dollars.

•	Political and economic instability and unexpected changes in regulatory environment in countries outside the U.S. or negative attitudes and sentiments towards the U.S. could adversely affect CH2M’s projects overseas and CH2M’s ability to repatriate cash.

•	Inconsistent and diverse regulations, licensing and legal requirements may increase CH2M’s costs because CH2M’s operations must comply with a variety of laws that differ from country-to-country.

•	Terrorist attacks and civil unrest in some of the countries where CH2M does business may delay project schedules, threaten the health and safety of CH2M’s employees, increase CH2M’s cost of operations, and also result in cancellation of CH2M’s contracts.

•	Challenges in managing risks inherent in international operations, such as unique labor rules and corrupt business environments may cause inadvertent violations of both foreign and U.S. laws that CH2M may not immediately detect or correct.

While CH2M is monitoring such regulatory, geopolitical and other factors, CH2M cannot assess with certainty what impact they may have over time on CH2M’s business.

Foreign exchange risks may affect CH2M’s ability to realize a profit from certain projects.

CH2M attempts to minimize CH2M’s exposure from currency risks by denominating CH2M’s contracts in the currencies of CH2M’s expenditures, obtaining escalation provisions for projects in inflationary economies, or entering into derivative (hedging) instruments. However, these actions may not always eliminate CH2M’s currency risk exposure. Based on fluctuations in currency, the U.S. dollar value of CH2M’s backlog may from time to time increase or decrease significantly. CH2M does not enter into derivative instruments or hedging activities for speculative purposes. CH2M’s operational cash flows and cash balances may consist of different currencies at various points in time in order to execute CH2M’s project contracts globally. In addition, CH2M’s non-U.S. asset and liability balances are subject to currency fluctuations when measured period to period for financial reporting purposes in U.S. dollars.

Limitations of or modifications to, indemnification regulations of the U.S. or foreign countries could adversely affect CH2M’s business.

The Price-Anderson Nuclear Industries Indemnity Act, commonly called the Price-Anderson Act (the “PAA”), is a U.S. federal law, which, among other things, regulates radioactive materials and the nuclear energy industry, including liability and compensation in the event of nuclear related incidents. The PAA provides certain protections and indemnification to nuclear energy plant operators and U.S. Department of Energy (“DOE”) contractors. The PAA protections and indemnification apply to CH2M as part of CH2M’s services to the U.S. nuclear energy industry and DOE for new facilities, maintenance, modification, decontamination and decommissioning of nuclear energy, weapons, and research facilities. CH2M offers similar services in other jurisdictions outside the U.S., provided CH2M believes similar protections and indemnities are available, either through laws or commercial insurance. These protections and indemnifications, however, may not cover all of CH2M’s liability that could arise in the performance of these services. To the extent the PAA or other protections and indemnifications do not apply to CH2M’s services, CH2M’s business could be adversely affected because of the cost of losses associated with liability not covered by the available protections and indemnifications, or by virtue of CH2M’s loss of business because of these added costs.

Risks associated with doing business in highly corrupt environments and employee, agent or partner misconduct or failure to comply with anti-bribery and other governmental laws could, among other things, harm CH2M’s reputation.

The global nature of CH2M’s business creates various domestic and local regulatory challenges. In select cases, CH2M’s operations include projects in developing countries and countries torn by war and conflict. Many of these countries are rated poorly by Transparency International, the independent watchdog organization for government and institutional corruption around the world. Further, CH2M’s operations outside of the U.S. are subject to the Foreign Corrupt Practices Act (“FCPA”), the United Kingdom Bribery Act 2010, and similar anti-bribery laws in other jurisdictions which generally prohibit companies and their intermediaries from paying or offering anything of value to foreign government officials for the purpose of obtaining or retaining business, or otherwise receiving discretionary favorable treatment of any kind. In addition, CH2M may be held liable for actions taken by CH2M’s local partners, subcontractors and agents even though such parties are not always subject to CH2M’s control. Any determination that CH2M has violated FCPA, the United Kingdom Bribery Act 2010, or any similar anti-bribery laws in other jurisdictions (whether directly or through acts of others, intentionally or through inadvertence) could result in sanctions that could have a material adverse effect on

CH2M’s business and CH2M’s reputation and on CH2M’s ability to secure U.S. federal government and other contracts. While CH2M’s staff is trained on FCPA, the United Kingdom Bribery Act 2010, and other anti-corruption laws and CH2M has procedures and controls in place to monitor compliance, situations may arise that could potentially put CH2M in violation of these regulations and thus negatively impact CH2M’s business. In addition, CH2M is also subject to various international trade and export laws. Any misconduct, fraud, non-compliance with applicable governmental laws and regulations, or other improper activities by CH2M’s employees, agents or partners could have a significant adverse impact on CH2M’s business, financial results and reputation and could subject CH2M to criminal and civil enforcement actions.

Misconduct could also include the failure to comply with government procurement regulations, regulations regarding the protection of classified information, regulations regarding the pricing of labor and other costs in government contracts, regulations on lobbying or similar activities, regulations pertaining to the internal controls over financial reporting, environmental laws and any other applicable laws or regulations. In addition, CH2M regularly provides services that may be highly sensitive or that relate to critical national security matters; if a security breach were to occur, CH2M’s ability to procure future government contracts could be severely limited. Failure to comply with applicable laws or regulations or acts of misconduct could subject CH2M to fines and penalties, loss of security clearances, and suspension or debarment from contracting, any or all of which could harm CH2M’s reputation, reduce CH2M’s revenue and profits and subject CH2M to criminal and civil enforcement actions.

CH2M faces risks associated with working in locations where there are high security risks.

Some of CH2M’s projects are performed in locations known for their high security risks. In these high risk locations, CH2M may incur substantial security costs to maintain the safety of CH2M’s employees and work sites. Despite CH2M’s best efforts, CH2M cannot guarantee the safety of CH2M’s employees and CH2M may suffer future losses of employees and subcontractors.

CH2M faces risks associated with CH2M’s work sites and the maintenance of adequate safety standards.

Construction and maintenance sites are inherently dangerous workplaces and place CH2M’s employees in close proximity to dangers of the work site, such as mechanized equipment, moving vehicles, chemical and manufacturing process and materials. While CH2M routinely plans and implements site-specific safety programs and training for CH2M’s employees and subcontractors. CH2M’s failure to maintain and implement adequate safety standards and procedures could have a material adverse impact on CH2M’s business, financial condition and results of operations.

CH2M’s businesses can be materially and adversely affected by severe weather.

Severe weather has in the past and can in the future create conditions that adversely affect CH2M’s ability to complete specific projects on time or without excess costs. Such adverse weather conditions may include:

•	Evacuation of personnel and curtailment of services which may be temporary in nature;

•	Increased labor and materials costs in areas impacted by weather and subsequent increased demand for labor and materials for repairing and rebuilding;

•	Weather related damage to CH2M’s jobsites or facilities;

•	Inability to deliver materials to jobsites in accordance with contract schedules;

•	Loss of productivity; and

•	Inability to complete projects in accordance with project schedules.

CH2M typically remains obligated to perform CH2M’s services after a natural disaster unless the contract contains a force majeure clause. CH2M has force majeure clauses in the majority of CH2M’s contracts that are at the highest risk of being impacted by a force majeure, which are CH2M’s design-build, program management and EPC contracts. In addition, CH2M typically seeks and frequently obtains force majeure clauses in CH2M’s engineering and consulting contracts. If a contract contains a force majeure provision, CH2M may be able to obtain an extension of time to complete CH2M’s obligations under such contracts, but CH2M will still be subject to CH2M’s other contractual obligations in the event of such an extraordinary event. Because CH2M cannot predict the length, severity or location of any potential force majeure event, it is not possible to determine the specific effects any such event may have on CH2M. Depending on the specific circumstances of any particular force majeure event, or if CH2M is unable to react quickly such an event, CH2M’s operations may be affected significantly, CH2M’s productivity may be affected, CH2M’s ability to complete projects in accordance with CH2M’s contractual obligations may be affected and CH2M may incur increased labor and materials costs, which could have a negative impact on CH2M’s financial condition, relationships with customers or suppliers, and CH2M’s reputation.

Rising inflation and increases to interest rates and construction costs could reduce the demand for CH2M’s services as well as decrease CH2M’s profit on CH2M’s existing contracts.

Rising inflation could result in reduced demand for CH2M’s services as inflationary pressures can prompt CH2M’s public, government and commercial clients to reduce or eliminate spending. Further, increasing inflation could have an adverse impact on CH2M’s costs of operations as increasing inflation could increase the cost of certain services or products used in delivering CH2M’s services.

This risk is further heightened because in some instances CH2M may bear some or all of the risk of rising inflation in CH2M’s fixed price and guaranteed maximum price contracts which make up a significant portion of CH2M’s revenue. In addition, if CH2M expands its business into markets and geographic areas where fixed price work is more prevalent, inflation may have a larger impact on CH2M’s results of operations in the future. Therefore, increases in inflation, interest rates or construction costs could individually or collectively have a material adverse impact on CH2M’s business and financial results.

It can be difficult or expensive to obtain the insurance CH2M needs for CH2M’s business operations.

As part of CH2M’s business operations, CH2M maintains insurance both as a corporate risk management strategy and to satisfy the requirements of many of CH2M’s contracts. Insurance products go through market fluctuations and can become expensive and sometimes very difficult to obtain. CH2M works with a diversified team of insurers to reduce CH2M’s risk of available capacity. There can be no assurances, however, that CH2M can secure all necessary or appropriate insurance in the future at an affordable price for the required limits. CH2M’s failure to obtain such insurance could lead to uninsured losses that could have a material adverse effect on CH2M’s results of operations or financial condition.

CH2M’s present assessment of the insurance market is that there is adequate capacity to cover CH2M’s insurance needs, but the cost of insurance may rise. Currently CH2M’s insurance and bonds are purchased from several of the world’s leading and financially stable providers often in layered insurance or co-surety arrangements. The built-in redundancy of such arrangements usually enables CH2M to call upon existing insurance and surety suppliers to fill gaps that may arise if other such suppliers become financially unstable, however, this may not always be the case. CH2M’s risk management personnel continuously monitor the developments in the insurance market and financial stability of the insurance providers.

The restatement of CH2M’s previously issued financial statements may lead to additional expenses, risks and uncertainties and could have a material adverse effect on CH2M’s business, results of operation and financial condition.

As discussed in an amendment to CH2M’s Form 10-K for the fiscal year ended December 25, 2015 as filed with the Securities Exchange Commission on January 19, 2017, CH2M previously restated its unaudited consolidated financial statements as of and for the quarterly periods ended June 26, 2015, September 25, 2015 and December 25, 2015. As a result of these restatements, CH2M has become subject to a number of additional costs and risks, including unanticipated costs for accounting and legal fees in connection with or related to the restatement and the remediation of CH2M’s ineffective disclosure controls and procedures and material weakness in internal control over financial reporting. In addition, the attention of CH2M’s management team has been diverted by these efforts. CH2M could be subject to additional stockholder, governmental, or other actions in connection with the restatement or other matters. Any such proceedings will, regardless of the outcome, consume management’s time and attention and may result in additional legal, accounting, insurance and other costs. If CH2M does not prevail in any such proceedings, CH2M could be required to pay substantial damages and settlement costs. In addition, the restatement and related matters could impair CH2M’s reputation or could cause CH2M’s counterparties to lose confidence in CH2M. Each of these occurrences could have a material adverse effect on CH2M’s business, results of operations and financial condition.

CH2M has identified a material weakness in its internal control over financial reporting and CH2M’s disclosure controls and procedures which could result in additional material misstatements in CH2M’s consolidated financial statements.

CH2M’s management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over CH2M’s financial reporting. As disclosed in an amendment to CH2M’s Form 10-K for the fiscal year ended December 25, 2015, management identified a material weakness in CH2M’s internal control over financial reporting and determined CH2M’s disclosure controls and procedures were not effective as of December 25, 2015. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of CH2M’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. As disclosed in Item 9A of CH2M’s most recent Annual Report on Form 10-K, CH2M determined that this previously identified material weakness continues to affect CH2M’s internal control over financial reporting and, as a result of such material weakness, CH2M’s disclosure controls and procedures were not effective as of December 30, 2016.

CH2M has developed a remediation plan to address the material weakness in internal control over financial reporting and ineffective disclosure controls and procedures. If CH2M’s remedial measures are not effectively designed or implemented, CH2M may not be able to accurately and timely report its financial results, which could materially and adversely affect CH2M’s business, results of operations, and financial condition, require CH2M to expend significant resources to correct the weaknesses or deficiencies, harm CH2M’s reputation, impact CH2M’s ability to request the issuance of new loan advances under the CH2M Amended Credit Agreement or otherwise cause a decline in investor confidence. As a result, CH2M’s business could decline or CH2M’s ability to fund ongoing operations could be adversely affected, which would adversely affect CH2M’s liquidity and results of operations.

Actual results could differ from the estimates and assumptions used to prepare CH2M’s financial statements.

In order to prepare financial statements in conformity with GAAP, CH2M is required to make estimates and assumptions as of the date of the financial statements which affect the reported values of CH2M’s assets, liabilities, revenue and expenses, and disclosures of contingent assets and liabilities. Any changes in CH2M’s estimates or assumptions could adversely affect CH2M’s results of operations and result in future impairment charges. Areas requiring significant estimates by CH2M include:

•	Recognition of contract revenue, costs, profit or losses in applying the percentage-of-completion method of accounting;

•	Recognition of recoveries under contract change orders or claims;

•	Collectability of billed and work-in-process unbilled accounts receivables and the need for and the amount of allowances for problematic accounts;

•	Estimated amounts for anticipated project losses, warranty costs and contract close-out costs;

•	Determination of liabilities under pension and other postretirement benefit programs;

•	Accruals for self-insurance programs for medical, workers compensation, general liability and professional liability;

•	Recoverability of deferred tax assets and the related valuation allowances, and accruals for uncertain tax positions;

•	Stock option valuation model assumptions;

•	Accruals for other estimated liabilities;

•	Employee incentive plans; and

•	Asset valuations.

CH2M relies on information systems to conduct CH2M’s business, and failure to protect these systems against security breaches could adversely affect CH2M’s business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, CH2M’s business could be harmed.

Because of recent advancements in technology and well-known efforts on the part of computer hackers and cyber terrorists to breach data security of companies, CH2M faces risks associated with potential failure to adequately protect critical corporate, client, and employee data which, if released, could adversely impact CH2M’s client relationships, CH2M’s reputation, CH2M’s operational capabilities and results, and violate privacy laws and other applicable laws and regulations. As part of CH2M’s business, CH2M develops, receives and retains confidential and sensitive data about CH2M’s company and CH2M’s clients including the U.S. federal government.

In addition, as a global company, CH2M relies heavily on computer, information and communications technology and related systems in order to operate. From time to time, CH2M may be subject to systems failures, including network, software or hardware failures, whether caused by CH2M, third-party service providers, intruders or hackers, computer viruses, natural disasters, power shortages or terrorist attacks. Such failures could cause loss of data and interruptions or delays in CH2M’s or its customers’ businesses and could damage CH2M’s reputation. In addition, the failure or disruption of CH2M’s communications or utilities could cause CH2M to interrupt or suspend CH2M’s operations or otherwise adversely affect CH2M’s business. Losses that may occur as a result of any system or operational failure or disruption may cause CH2M’s actual results to differ materially from those anticipated.

CH2M relies on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on CH2M’s information systems. However, these measures and technology may not adequately prevent security breaches. Any significant interruption or failure of CH2M’s information systems or any significant breach of security could result in the violation of privacy laws and other applicable laws and regulations, damage CH2M’s reputation and adversely affect CH2M’s business and results of operations.

Further, there is increasing public attention on the importance of cyber security relating to critical infrastructure. This creates the potential for future developments in the regulatory approach to this area, which may adversely impact CH2M’s clients and how CH2M offers its services to CH2M’s clients.

Risks Relating to CH2M Preferred Stock

The issuance of shares of CH2M Preferred Stock to Apollo has reduced the relative voting power of holders of CH2M Common Stock, may dilute the ownership of such holders and therefore negatively affect the price of CH2M Common Stock, and any additional issuance of shares of CH2M Preferred Stock in the future may increase these effects.

On June 24, 2015, CH2M sold and issued an aggregate of 3,214,400 shares of CH2M Preferred Stock to Apollo for an aggregate purchase price of approximately $200.0 million in a private placement. On April 11, 2016, CH2M sold and issued an additional 1,607,200 shares of CH2M Preferred Stock to Apollo for an aggregate purchase price of approximately $100.0 million in a second closing subject to the conditions within the Subscription Agreement. As holders of CH2M Preferred Stock are entitled to vote, on an as-converted basis, together with holders of CH2M Common Stock as a single class on all matters submitted to a vote of CH2M’s common stockholders, the issuance of CH2M Preferred Stock to Apollo has effectively reduced the relative voting power of the holders of CH2M Common Stock.

In addition, any holder of outstanding shares of CH2M Preferred Stock may elect, from time to time, to convert any or all of such holder’s shares of CH2M Preferred Stock into a number of shares of CH2M Common Stock as is determined by dividing the original issue price of $62.22 per share (the “Original Issue Price”) by a conversion price (the “Initial Conversion Price”), which initially is also $62.22 per share. Under certain circumstances set forth in CH2M’s Investor Rights Agreement with Apollo, after June 24, 2020, the Initial Conversion Price will be reduced to $52.65 or $47.86. The Initial Conversion Price is also subject to adjustments on a broad-based, weighted-average basis upon the issuance of shares of common stock or certain equivalent securities at a price per share less than the Initial Conversion Price as adjusted to date, subject to certain exclusions. Conversion of CH2M Preferred Stock to CH2M Common Stock would dilute the ownership interest of existing holders of CH2M Common Stock.

The holders of CH2M Preferred Stock may exercise influence over CH2M, including through Apollo’s ability to elect up to two members of CH2M’s Board of Directors.

As of the Record Date, the shares of CH2M Preferred Stock owned by Apollo represent approximately [●]% of the voting rights of CH2M Common Stock, on an as-converted basis. As a result, Apollo has the ability to influence the outcome of any matter submitted for the vote of CH2M’s stockholders, including the Merger.

In addition, the Certificate of Designation grants certain consent rights to the holders of at least a majority of CH2M Preferred Stock before taking certain actions, including (a) increasing the authorized number of shares of CH2M Preferred Stock; (b) authorizing securities having rights, preferences or privileges that are senior to or on a parity with the CH2M Preferred Stock as to dividends or upon any liquidation, dissolution or winding up of CH2M, whether voluntary or involuntary, or any other transaction deemed a liquidation event pursuant to the certificate of designation (including a sale of CH2M) or increasing the authorized number of shares of any such securities; (c) amending CH2M’s restated certificate of incorporation in any way that adversely affects the rights, preferences or privileges of CH2M Preferred Stock; (d) conducting certain liquidation events in which the holders of CH2M Preferred Stock would receive less than $600.0 million in cash or liquid assets; (e) effecting or allowing the registration or listing on a securities exchange of any securities of CH2M other than in accordance with post-registration or post-listing restrictions on transfer of CH2M Common Stock as further described in the Certificate of Designation; (f) entering into agreements for certain acquisitions, joint ventures or investments, except, in certain circumstances, those involving amounts of $100.0 million or less; (g) entering into agreements for certain firm, fixed-price or lump-sum design-build or EPC contracts outside of CH2M’s water business group involving certain negotiated amounts; (h) entering into certain related-party transactions; (i) entering into any new line of business; (j) conducting certain repurchases of shares of capital stock in excess of negotiated pre-approved amounts set forth in the certificate of designation; (k) incurring certain debt for borrowed money in amounts that would cause CH2M’s leverage ratio to exceed 3.00:1.00 (or 3.25:1.00 for 2015); (l) increasing the number of directors on the CH2M board of directors to more than 13; and (m) under certain circumstances set forth in CH2M’s Investor Rights Agreement with Apollo, after June 24, 2020, issuing equity securities other than certain pre-approved issuances pursuant to existing plans and agreements. Apollo and any other future holders of CH2M Preferred Stock may have interests that diverge from, or even conflict with, those of CH2M’s other stockholders. For example, the holders of CH2M Preferred Stock may have an interest in directly or indirectly pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their other equity investments, even though such transactions might involve risks to CH2M.

On August 1, 2017, the sole holder of CH2M Preferred Stock, Apollo, held a special meeting of the holders of CH2M Preferred Stock. At that meeting, Apollo approved CH2M’s entry into the Merger Agreement with Jacobs in accordance with clause (d) above.

In addition, for so long as Apollo continues to hold a minimum required number of the shares of CH2M Preferred Stock set forth in the Investor Rights Agreement, Apollo will have the right to designate two directors to the CH2M board of directors.

Notwithstanding the fact that all directors will be subject to fiduciary duties and applicable law, the interests of the directors appointed by Apollo may differ from the interests of CH2M’s stockholders as a whole or of CH2M’s other directors.

The CH2M Preferred Stock has rights, preferences and privileges that are not held by, and are preferential to, the rights of CH2M’s common stockholders. Such preferential rights could adversely affect CH2M’s liquidity and financial condition and may result in the interests of the holders of CH2M Preferred Stock differing from those of CH2M’s common stockholders.

In the event of any liquidation, dissolution or winding up of CH2M, whether voluntary or involuntary, or any other transaction deemed a liquidation event pursuant to the Certificate of Designation, including a sale of CH2M (a “Liquidation”), each holder of outstanding shares of CH2M Preferred Stock will be entitled to be paid out of CH2M’s assets available for distribution to stockholders, before any payment may be made to the holders of CH2M Common Stock, an amount per share equal to the Original Issue Price, plus accrued and unpaid dividends thereon or, in the event that such Liquidation occurs before the June 24, 2020, such dividends as would have accrued on such shares through such date and are unpaid, and in each case, together with any other dividends declared and unpaid on such shares of CH2M Preferred Stock. If, upon such Liquidation, the amount that the holders of CH2M Preferred Stock would have received if all outstanding shares of CH2M Preferred Stock had been converted into shares of CH2M Common Stock immediately prior to such Liquidation would exceed than the amount they would receive pursuant to the preceding sentence, the holders of CH2M Preferred Stock will receive such greater amount.

Pursuant to the Certificate of Designation, dividends on CH2M Preferred Stock are cumulative and accrue quarterly, whether or not declared by the CH2M board of directors, at the rate of 5.0% per annum on the sum of the Original Issue Price plus all accrued and unpaid dividends thereon. On April 28, 2017, CH2M filed a Certificate of Amendment to the Certificate of Designation which increased the annual rate at which dividends accrue from 5% to 7% beginning April 1, 2017. After June 24, 2020, the rate at which dividends accrue may increase from 7.0% to 10.0% or 15.0% if CH2M’s stockholders do not approve a sale of CH2M which has been recommended by the CH2M board of directors or subsequently do not approve certain other actions to facilitate an initial public offering. Dividends accruing on shares of CH2M Preferred Stock prior to June 24, 2020 are not paid in cash or in kind but are added to the liquidation preference of the CH2M Preferred Stock pursuant to the Certificate of Designation. After June 24, 2020, dividends accruing on shares of CH2M Preferred Stock will be payable in cash at the election of the CH2M board of directors. In addition, under certain circumstances set forth in the Certificate of Designation, after June 24, 2020, dividends accrued on shares of CH2M Preferred Stock will be payable in cash or in kind at the election of the holders of a majority of the outstanding shares of CH2M Preferred Stock. In addition to the dividends accruing on shares of CH2M Preferred Stock described above, if CH2M declares certain dividends on CH2M Common Stock, CH2M will be required to declare and pay a dividend on the outstanding shares of CH2M Preferred Stock on a pro rata basis with the CH2M Common Stock, determined on an as-converted basis.

Pursuant to the Certificate of Designation, CH2M may redeem all shares of CH2M Preferred Stock, but no less than all shares of CH2M Preferred Stock, out of funds lawfully available for such purpose in one installment commencing at any time on or after June 24, 2018. The aggregate redemption price for the shares of CH2M Preferred Stock will be equal to the greater of (a) the fair value of such shares, as determined by an appraisal provided for in the Certificate of Designation, plus accrued and unpaid dividends on such shares, together with any other dividends declared and unpaid thereon, and (b) certain guaranteed minimum prices of up to an aggregate of $600.0 million. The CH2M Preferred Stock is not redeemable upon the election of the holders of CH2M Preferred Stock.

CH2M’s obligation to pay dividends to the holders of CH2M Preferred Stock in certain circumstances and CH2M’s potential decision to redeem the outstanding shares of CH2M Preferred Stock could impact CH2M’s liquidity and reduce the amount of cash flows available for working capital, capital expenditures, growth opportunities, acquisitions and other general corporate purposes and the repurchase of common stock on CH2M’s internal market. CH2M’s obligations to the holders of CH2M Preferred Stock could also limit CH2M’s ability to obtain additional financing or increase CH2M’s borrowing costs, which could have an adverse effect on CH2M’s financial condition.

On August 1, 2017, in connection with the execution of the Merger Agreement, Apollo entered into a voting and support agreement with Jacobs, pursuant to which Apollo, who owns 100% of the issued and outstanding CH2M Preferred Stock, has agreed to, among other things, vote in favor of the CH2M Merger Proposal and against any competing proposals.

If the Merger is consummated, 100% of the issued and outstanding CH2M Preferred Stock will be converted into Merger Consideration and the rights, preferences and privileges of the CH2M Preferred Stock will no longer be in place.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL INFORMATION OF JACOBS

Set forth below are selected consolidated historical financial data for Jacobs. The selected consolidated historical financial data presented below under the captions “Selected Statement of Operations Data” and “Selected Balance Sheet Data” for, and as of the years ended September 30, 2016 and October 2, 2015, are derived from Jacobs’ audited financial statements that are incorporated by reference into this Proxy Statement/Prospectus from Jacobs’ Annual Report on Form 10-K for the year ended September 30, 2016. The selected consolidated historical financial statement data as of and for the years ended September 26, 2014, September 27, 2013 and September 28, 2012 are derived from Jacobs’ audited financial statements for the years ended October 2, 2015, September 26, 2014 and September 27, 2013, which financial statements are not included in or incorporated by reference into this Proxy Statement/Prospectus. The selected consolidated historical financial data as of June 30, 2017 and for the nine months ended June 30, 2017 have been derived from Jacobs’ unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, which is incorporated by reference into this Proxy Statement/Prospectus. The summary selected consolidated financial data as of July 1, 2016 and for the nine months ended July 1, 2016 have been derived from Jacobs’ unaudited consolidated financial statements and related notes for the quarterly period ended July 1, 2016, which financial statements are not included in or incorporated by reference into this Proxy Statement/Prospectus. The results for the nine months ended June 30, 2017 and July 1, 2016 are not necessarily indicative of the results that may be expected for the entire fiscal year. Jacobs’ unaudited interim financial statements reflect all adjustments that management of Jacobs considers necessary for the fair presentation of Jacobs’ financial position and results of operations as of June 30, 2017 and July 1, 2016 and for the nine months ended as of June 30, 2017 and July 1, 2016 in accordance with U.S. generally accepted accounting principles (“GAAP”). Historical results are not necessarily indicative of the results that may be expected for any future period.

The financial statement data provided below is only a summary, and you should read it in conjunction with the historical consolidated financial statements of Jacobs and the related notes contained in its annual and quarterly reports and the other information that Jacobs has previously filed with the SEC and which is incorporated into this Proxy Statement/Prospectus by reference. See “Incorporation of Certain Documents by Reference” beginning on page 236 and “Where You Can Find More Information” beginning on page 237. Amounts below are presented in thousands, except per share amounts.

	Nine Months Ended		Fiscal Year Ended
(in millions, except per share data)	June 30, 2017	July 1, 2016	September 30, 2016 (a)	October 2, 2015 (b)	September 26, 2014 (c)	September 27, 2013	September 28, 2012 (d)
Selected Statement of Operations Data:
Revenues	$7,368.9	$8,323.6	$10,964.2	$12,114.8	$12,695.2	$11,818.4	$10,893.8
Operating income	285.3	255.8	338.6	445.5	528.1	669.0	596.1
Net income of the Group (1)	194.0	184.6	214.5	328.9	352.1	440.2	391.0
Net income (loss) attributable to noncontrolling interests	5.6	(3.8)	(4.1)	(25.9)	(24.0)	(17.1)	(12.0)
Net income attributable to Jacobs	199.6	180.8	210.4	303.0	328.1	423.1	379.0
Net income per share:
Basic	1.65	1.50	1.75	2.42	2.51	3.27	2.97
Diluted	1.64	1.49	1.73	2.40	2.48	3.23	2.94
Selected Balance Sheet Data:
Total assets	$7,244.8	$7,420.8	$7,360.0	$7,785.9	$8,453.7	$7,274.1	$6,839.4
Long-term debt	282.0	479.0	385.3	584.4	764.1	415.1	528.3
Total liabilities	2,959.8	2,931.5	3,029.8	3,429.5	3,948.0	3,025.8	3,080.5
Total Jacobs stockholders’ equity	4,225.7	4,424.6	4,265.3	4,291.7	4,469.3	4,213.1	3,722.5
Total Group stockholders’ equity	4,285.0	4,489.3	4,330.2	4,356.4	4,505.7	4,248.3	3,758.9

(1)	“Group” refers to the combined economic interests and activities of Jacobs and the persons and entities holding noncontrolling interests in the subsidiaries and affiliates that are consolidated into the accompanying Consolidated Financial Statements.
(a)	Includes costs of $135.6 million or $1.12 per diluted share, related to Jacobs’ restructuring initiatives in the first, second, third and fourth quarter of fiscal 2016. Also, included in the fourth quarter of fiscal 2016 are (i) a loss on sale of Jacobs’ French subsidiary of $17.1 million or $0.14 per diluted share; and (ii) a non-cash write-off on an equity investment of $10.4 million or $0.09 per diluted share.

(b)	Includes costs of $107.9 million or $0.86 per diluted share, related to Jacobs’ restructuring initiatives in the second, third and fourth quarters of fiscal 2015.
(c)	Includes costs of $109.2 million or $0.82 per diluted share, related to Jacobs’ restructuring initiatives in the third and fourth quarter of fiscal 2014.
(d)	Includes a one-time, after-tax gain of $4.0 million, or $0.03 per diluted share, related to the sale of Jacobs’ intellectual property for iron ore pelletizing and certain other related assets.

Dividend Program

On December 1, 2016, Jacobs announced that its board of directors had approved the initiation of a quarterly cash dividend program. Prior to such date, Jacobs had not declared or paid a dividend during the preceding five fiscal years. A quarterly dividend of $0.15 per share of Jacobs Common Stock was paid on March 17, 2017, to Jacobs stockholders of record as of the close of business on February 17, 2017. A quarterly dividend of $0.15 per share of Jacobs Common Stock was paid on June 16, 2017, to Jacobs stockholders of record as of the close of business on May 19, 2017. A quarterly dividend of $0.15 per share of Jacobs Common Stock was paid on September 1, 2017 to Jacobs stockholders of record as of the close of business on August 4, 2017. Future dividend payments are subject to review and approval by the Jacobs board of directors.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL INFORMATION OF CH2M

The selected CH2M financial data presented below under the captions “Selected Statement of Operations Data” and “Selected Balance Sheet Data” for, and as of the end of, each of the years in the five year period ended December 30, 2016, have been revised to reflect the presentation of our fixed-price Power EPC business as discontinued operations. CH2M’s selected financial data as of December 30, 2016 and December 25, 2015, and for each of the years in the three year period ended December 30, 2016, were derived from the consolidated financial statements which have been audited by KPMG LLP, an independent registered public accounting firm. The report thereon of KPMG LLP is included in this Proxy Statement/Prospectus. CH2M’s selected financial data as of December 31, 2014, 2013 and 2012 and for the years ended December 31, 2013 and 2012 are unaudited.

	Years Ended
($ in millions, except per share data)	December 30, 2016		December 25, 2015	December 31, 2014		December 31, 2013	December 31, 2012
Selected Statement of Operations Data:
Revenue	$5,195.7		$5,149.8	$5,216.5		$5,378.6	$5,577.1
Operating income	50.0		128.0	55.3		216.9	163.2
Net income (loss) from continuing operations	121.5		84.9	(5.8	)(e)	143.7	100.6
Net (loss) income from discontinued operations	(245.7	)(b)	7.3	(312.8	)(f)	(12.5)	(2.3)
Net income (loss) attributable to CH2M	$15.0	(c)	$80.4	$(181.5)		$118.3	$93.0
Net income (loss) from continuing operations attributable to CH2M per common share:
Basic	$0.26		$2.64	$(0.44)		$4.62	$3.10
Diluted	$0.26		$2.63	$(0.44)		$4.58	$3.06
Net income (loss) attributable to CH2M per common share:
Basic	$0.03		$2.62	$(6.42)		$4.00	$2.99
Diluted	$0.03		$2.61	$(6.42)		$3.96	$2.95
Selected Balance Sheet Data:
Total assets	$2,670.5		$2,861.3	$2,941.3		$3,056.4	$3,114.6
Long-term debt, including current maturities (a)	497.9		301.7	513.0		391.1	252.3
Total CH2M common stockholders’ equity	$546.7	(d)	412.2	$212.8	(g)	624.4	$603.7

(a)	Substantially all of CH2M’s long-term debt relates to CH2M’s revolving credit facility. Borrowings on this facility are primarily used for working capital needs, required pension contributions and funds to repurchase shares on CH2M’s internal market.
(b)	The net loss from discontinued operations was primarily caused by estimated project losses related to an Australian fixed-price Power EPC contract within CH2M’s discontinued fixed-price Power EPC business.
(c)	The net income (loss) attributable to CH2M included estimated project losses and costs incurred for restructuring activities in 2016. These losses were offset by the release of a significant tax valuation allowance for an existing deferred tax asset related to the Halcrow Pension Scheme benefit restructuring as well as project losses attributable to noncontrolling interests resulting in net income attributable to CH2M.
(d)	The increase in stockholders’ equity primarily relates to the change in accumulated other comprehensive income due to the Halcrow Pension Scheme benefit restructuring.
(e)	The primary cause for the net loss from continuing operations relates to estimated project losses within CH2M’s State & Local Governments sector, impairment charges within CH2M’s Private sector, and costs incurred for restructuring activities in 2014.
(f)	The net loss from discontinued operations was primarily caused by estimated project losses related to an Australian fixed-price Power EPC contract and a fixed-price Power contract to design and construct a new power generation facility in the northeastern United States as well as impairment charges within CH2M’s discontinued fixed-price Power EPC business.
(g)	The decrease in stockholders’ equity is related to the consolidated net loss incurred in 2014, shares repurchases and changes in assumptions that increased pension liabilities that are included in accumulated other comprehensive income.

Dividend Program

CH2M has not declared or paid any cash dividends on CH2M Common Stock during the last five fiscal years. Dividends accrue on each outstanding share of CH2M Preferred Stock on the last day of March, June, September and December each year, whether or not declared, and are cumulative. Such dividends on the CH2M Preferred Stock accrued quarterly in arrears at an annual rate of 5% on the original issue price of the CH2M Preferred Stock and all accumulated and unpaid dividends accrued on the CH2M Preferred Stock to and including the quarter ending March 31, 2017. Beginning with the quarter ending June 30, 2017 such dividend on the CH2M Preferred Stock increased to an annual rate of 7% on the original issue price of the CH2M Preferred

Stock and all accumulated and unpaid dividends accrued on the CH2M Preferred Stock. The CH2M Preferred Stock was first issued on June 24, 2015 at an original issue price of $62.22. In addition, the CH2M Amended Credit Agreement limits CH2M’s ability to declare and pay dividends, subject to compliance with the financial covenants and other restrictions set forth therein.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information presents the combination of the historical consolidated financial statements of Jacobs and CH2M adjusted to give effect to the Merger and the Financing Transactions (as defined below).

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X and gives effect to events that are (1) directly attributable to the Merger and the Financing Transactions (as defined below), (2) factually supportable and (3) with respect to the statement of earnings, expected to have a continuing impact on the combined company’s results. The unaudited pro forma condensed combined financial information and related notes have been prepared utilizing period ends that differ by fewer than 93 days, as permitted by Regulation S-X.

The unaudited pro forma condensed combined balance sheet as of June 30, 2017 combines the unaudited consolidated balance sheets of Jacobs and CH2M as of June 30, 2017 and gives effect to the Merger and the Financing Transactions (as defined below) as if they had occurred on June 30, 2017.

The unaudited pro forma condensed combined statement of earnings for the year ended September 30, 2016 combines Jacobs’ audited consolidated statement of earnings for the fiscal year ended September 30, 2016 with CH2M’s audited consolidated statement of operations for the fiscal year ended December 30, 2016.

The unaudited pro forma condensed combined statement of earnings for the nine months ended June 30, 2017 combines Jacobs’ unaudited consolidated statement of earnings for the nine months ended June 30, 2017 with CH2M’s unaudited consolidated statement of operations for the nine months ended June 30, 2017. For purposes of the unaudited pro forma condensed combined statement of earnings for the nine months ended June 30, 2017, the historical CH2M amounts were derived by subtracting the unaudited consolidated statement of operations for the nine months ended September 30, 2016 from the audited consolidated statement of operations for the fiscal year ended December 30, 2016, and combining it with the unaudited consolidated statement of operations for the six months ended June 30, 2017. The historical results of CH2M’s fiscal quarter ended December 30, 2016 are included in the unaudited pro forma condensed combined statement of earnings for both the year ended September 30, 2016 and the nine months ended June 30, 2017. The unaudited pro forma condensed combined statements of earnings give effect to the Merger and the Financing Transactions (as defined below) as if they had occurred on October 1, 2015.

The unaudited pro forma condensed combined financial information should be read in conjunction with:

•	the accompanying notes to the unaudited condensed combined pro forma financial information;

•	the separate audited consolidated financial statements of Jacobs as of and for the year ended September 30, 2016 and the related notes, included in Jacobs’ Annual Report on Form 10-K for the fiscal year ended September 30, 2016, as incorporated by reference into this Proxy Statement/Prospectus;

•	the separate unaudited condensed consolidated financial statements of Jacobs as of and for the nine months ended June 30, 2017 and the related notes, included in Jacobs’ Quarterly Report on Form 10-Q for the period ended June 30, 2017, as incorporated by reference into this Proxy Statement/Prospectus;

•	the separate audited consolidated financial statements of CH2M as of and for the fiscal year ended December 30, 2016 and the related notes, included in this Proxy Statement/Prospectus; and

•	the separate unaudited condensed consolidated financial statements of CH2M as of and for the six months ended June 30, 2017 and the related notes included in this Proxy Statement/Prospectus.

The unaudited pro forma condensed combined financial information is provided for informational purposes only and is not necessarily indicative of the operating results that would have occurred if the Merger and the

Financing Transactions (as defined below) had been completed as of the dates indicated, nor is it indicative of future operating results or financial position. The unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the Merger, the costs to integrate the operations of Jacobs and CH2M or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements. The pro forma adjustments represent Jacobs and CH2M management’s best estimates and are based upon current available information and certain assumptions that Jacobs and CH2M believe are reasonable under the circumstances. The final valuation may materially change the fair values assigned to the assets and liabilities and could result in a material change to the unaudited pro forma condensed combined financial information. Refer to Note 3 of the “Notes to Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 62 for more information on the basis of preparation.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2017

	As of June 30, 2017						As of June 30, 2017
	Jacobs (Historical)	CH2M (Historical)	Reclassification Adjustments (Note 4)	Deconsolidation of Chalk River Joint Venture (Note 5)	Pro Forma Adjustments		Pro Forma Combined
	(unaudited)		(in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$758,296	$112,400	$—	$(10,365)	$(478,896)	7(a)	$381,435
Receivables	2,086,331	—	1,180,257	(90,520)	—		3,176,068
Client accounts	—	568,386	(568,386)	—	—		—
Unbilled revenue	—	573,162	(573,162)	—	—		—
Other	—	13,678	(13,678)	—	—		—
Income tax receivable	—	25,031	(25,031)	—	—		—
Prepaid expenses and other	95,608	103,899	827	(19,015)	(2,443)	7(b)	178,876
Current assets of discontinued operations	—	827	(827)	—	—		—

Total current assets	2,940,235	1,397,383	—	(119,900)	(481,339)		3,736,379

Property, Equipment and Improvements, net	329,128	233,536	—	—	16,000	7(c)	578,664
Other Noncurrent Assets:
Goodwill	2,900,819	499,221	—	—	1,664,693	7(d)	5,064,733
Intangibles, net	310,416	30,496	—	—	780,504	7(e)	1,121,416
Miscellaneous	764,161	—	515,666	152	(229,243)	7(f)	1,050,736
Deferred income taxes	—	348,446	(348,446)	—	—		—
Employee benefit plan assets and other	—	93,594	(93,594)	—	—		—
Investments in unconsolidated affiliates	—	73,626	(73,626)	—	—		—

Total other noncurrent assets	3,975,396	1,045,383	—	152	2,215,954		7,236,885

	$7,244,759	$2,676,302	$—	$(119,748)	$1,750,615		$11,551,928

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Notes payable	$3,020	$2,231	$—	$—	$(2,231)	7(g)	$3,020
Accounts payable	553,744	—	363,536	(79,278)	—		838,002
Accounts payable and accrued subcontractor costs	—	369,515	(369,515)	—	—		—
Accrued liabilities	886,215	—	492,293	(28,715)	(11,984)	7(h)	1,337,809
Accrued payroll and employee related liabilities	—	290,407	(290,407)	—	—		—
Other accrued liabilities	—	194,668	(194,668)	—	—		—
Current liabilities of discontinued operations	—	1,239	(1,239)	—	—		—
Billings in excess of costs	396,823	211,141	—	(2,395)	—		605,569

Total current liabilities	1,839,802	1,069,201	—	(110,388)	(14,215)		2,784,400

Long-term Debt	282,000	520,234	—	—	1,406,162	7(i)	2,208,396
Other Deferred Liabilities	838,028	102,216	372,563	(8,660)	(40,223)	7(j)	1,263,924
Long term employee related liabilities	—	294,643	(294,643)	—	—		—
Long term liabilities of discontinued operations	—	77,920	(77,920)	—	—		—
Commitments and Contingencies
Stockholders’ Equity:
Capital Stock:
Preferred stock	—	48	—	—	(48)	7(l)	—
Common stock	120,267	246	—	—	20,518	7(l) 7(m)	141,031
Additional paid-in capital	1,223,805	144,197	—	—	933,827	7(l) 7(m)	2,301,829
Retained earnings	3,664,970	642,504	—	—	(750,313)	7(k)	3,557,161
Accumulated other comprehensive loss	(783,387)	(171,234)	—	—	171,234	7(l)	(783,387)

Total stockholders’ equity	4,225,655	615,761	—	—	375,218		5,216,634
Noncontrolling interests	59,274	(3,673)	—	(700)	23,673	7(n)	78,574

Total Group stockholders’ equity	4,284,929	612,088	—	(700)	398,891		5,295,208

	$7,244,759	$2,676,302	$—	$(119,748)	$1,750,615		$11,551,928

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS

FOR THE NINE MONTHS ENDED JUNE 30, 2017

	For the Nine Months Ended June 30, 2017						For the Nine Months Ended June 30, 2017
	Jacobs (Historical)	CH2M (Historical)	Reclassification Adjustments (Note 4)	Deconsolidation of Chalk River Joint Venture (Note 5)	Pro Forma Adjustments		Pro Forma Combined
	(unaudited)		(in thousands except per share data)
Revenues	$7,368,922	$3,840,375	$—	$(527,973)	$—		$10,681,324
Equity in earnings of joint ventures and affiliated companies	—	30,049	—	—	—		30,049
Costs and Expenses:
Direct cost of contracts	(6,070,961)	(3,128,861)	—	533,683	(746)	8(b)	(8,666,885)

Selling, general and administrative expenses	(1,012,685)	(614,869)	—	8	(46,176)	8(a), 8(b), 8(c), 8(d)	(1,673,722)

Operating profit	285,276	126,694	—	5,718	(46,922)		370,766
Other Income (Expense):
Interest income	5,697	446	—	—	—		6,143
Interest expense	(11,327)	(22,574)	—	(3)	(14,234)	8(e)	(48,138)
Miscellaneous (expense) income, net	(5,879)	—	—	—	—		(5,879)

Total other income (expense), net	(11,509)	(22,128)	—	(3)	(14,234)		(47,874)

Earnings before taxes	273,767	104,566	—	5,715	(61,156)		322,892
Income tax (expense) benefit	(79,820)	10,094	—	—	19,570	8(f)	(50,156)

Net earnings of the group from continuing operations	193,947	114,660	—	5,715	(41,586)		272,736
Net earnings attributable to noncontrolling interests	5,639	(4,924)	—	(5,715)	—		(5,000)

Net earnings attributable to the company from continuing operations	$199,586	$109,736	$—	$—	$(41,586)		$267,736

Net Earnings Per Share:
Basic	$1.65						$1.91

Diluted	$1.64						$1.88

Weighted Average Shares Outstanding:
Basic	119,360				20,793	8(g)	140,153
Diluted	121,567				21,205	8(g)	142,772

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS FOR THE YEAR ENDED SEPTEMBER 30, 2016

	For the Fiscal Year Ended						For the Fiscal Year Ended September 30, 2016
	Jacobs (Historical) September 30, 2016	CH2M (Historical) December 30, 2016	Reclassification Adjustments (Note 4)	Deconsolidation of Chalk River Joint Venture (Note 5)	Pro Forma Adjustments		Pro Forma Combined
			(in thousands except per share data)
Revenues	$10,964,157	$5,195,667	$—	$(646,830)	$—		$15,512,994
Equity in earnings of joint ventures and affiliated companies	—	51,957	—	—	—		51,957
Costs and Expenses:
Direct cost of contracts	(9,196,326)	(4,288,408)	—	647,050	(1,028)	8(b)	(12,838,712)
Selling, general and administrative expenses	(1,429,233)	(909,254)	—	—	(69,065)	8(a)8(b)8(c)	(2,407,552)

Operating profit	338,598	49,962	—	220	(70,093)		318,687
Other Income (Expense):
Interest income	7,848	544	—	—	—		8,392
Interest expense	(15,260)	(16,183)	—	(2)	(33,929)	8(e)	(65,374)
Loss on disposal of business and investments	(41,410)	—	—	—	—		(41,410)
Miscellaneous (expense) income, net	(3,053)	—	—	—	—		(3,053)

Total other income (expense), net	(51,875)	(15,639)	—	(2)	(33,929)		(101,445)

Earnings before taxes	286,723	34,323	—	218	(104,022)		217,242
Income tax (expense) benefit	(72,208)	87,148	—	—	33,287	8(f)	48,227

Net earnings of the group from continuing operations	214,515	121,471	—	218	(70,735)		265,469
Net earnings attributable to noncontrolling interests	(4,052)	(4,611)	—	(218)	—		(8,881)

Net earnings attributable to the company from continuing operations	$210,463	$116,860	$—	$—	$(70,735)		$256,588

Net Earnings Per Share:
Basic	$1.75						$1.82

Diluted	$1.73						$1.80

Weighted Average Shares Outstanding:
Basic	120,133				20,774	8(g)	140,907
Diluted	121,483				21,205	8(g)	142,688

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Description of the Merger

On August 1, 2017, Jacobs entered into the Merger Agreement with CH2M and Merger Sub. Pursuant to and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into CH2M, with CH2M continuing as the surviving corporation and becoming a wholly-owned direct subsidiary of Jacobs. Each outstanding share of CH2M Common Stock will be converted into the right to receive, at the election of the holder, the Merger Consideration, consisting of (i) the Mixed Election Consideration of (a) $52.85 in cash and (b) 0.6677 shares of Jacobs Common Stock; (ii) the Cash Election Consideration of $88.08; or (iii) the Stock Election Consideration of 1.6693 shares of Jacobs Common Stock. In accordance with the terms of the Merger Agreement, regardless of the elections of CH2M’s stockholders, the Merger Consideration will be subject to proration such that the aggregate consideration paid to CH2M stockholders in the Merger will equal 60% cash and 40% Jacobs Common Stock.

Immediately prior to the Effective Time, each (i) outstanding CH2M Restricted Share, (ii) restricted stock unit in respect of CH2M Common Stock that is not an Assumed Restricted Stock Unit, (iii) performance stock in respect of CH2M Common Stock that is not an Assumed Performance Stock Unit, (iv) phantom stock right in respect of or economically linked to share of CH2M Common Stock, (v) option to purchase CH2M Common Stock, (vi) stock appreciation right in respect of CH2M Common Stock and (vii) any other equity or equity-based award in respect of, linked to or denominated in in respect of CH2M Common Stock other than the Assumed Restricted Stock Units and Assumed Performance Stock Units will accelerate vesting with respect to one hundred percent (100%) of the shares of CH2M Common Stock underlying such CH2M Accelerated Equity Award (treating for this purpose any performance-based vesting condition as having been attained at “target”).

In addition, immediately prior to the Effective Time, each CH2M Accelerated Equity Award (other than CH2M Restricted Shares which will be converted in the Merger pursuant to the terms described above) will be cancelled and exchanged for (i) any positive difference between the Mixed Consideration (valuing the Jacobs Common Stock in the Mixed Consideration based on the VWAP) and the exercise price per share of CH2M Common Stock, if applicable thereto, multiplied by (ii) the total number of shares of CH2M Common Stock subject to such CH2M Accelerated Equity Award as of immediately prior to such cancellation.

At the Effective Time, (i) each Assumed Restricted Stock Unit will be converted into a restricted stock unit on the same terms and conditions (including applicable vesting requirements) in respect of the number of shares of Jacobs Common Stock equal to (a) the number of shares of CH2M Common Stock subject thereto immediately prior to the Effective Time, multiplied by (b) the Assumed Equity Award Exchange Ratio and (ii) each Assumed Performance Stock Unit will be converted into a restricted stock unit on the same terms and conditions (with vesting to occur in substantially equal installments on each of the first three anniversaries of the original date of grant of the related Assumed Performance Stock Units, subject to such accelerated vesting, if any, provided to the holder thereof), in respect of the number of shares of Jacobs Common Stock equal to (a) the number of shares of CH2M Common Stock that would have vested at the end of the performance period if target performance had been achieved immediately prior to the Effective Time, multiplied by (b) the Assumed Equity Award Exchange Ratio.

2. Description of the Financing Transactions

On August 1, 2017, in connection with execution of the Merger Agreement, Jacobs entered into the Term Loan Commitment Letter with the Commitment Parties, pursuant to which the Commitment Parties have committed to provide the Term Loan Facility, which is a three-year senior unsecured delayed-draw term loan facility in an aggregate principal amount of $1.2 billion. The proceeds of the Term Loan Facility will be used to finance a portion of the Cash Election Consideration and related transactions and to pay related fees and expenses.

Additionally, in connection with the Merger, Jacobs has solicited the Revolver Consents from the lenders party to its Existing Revolving Credit Agreement. If the Revolver Consents are obtained, Jacobs expects to finance a portion of the Cash Election Consideration with borrowings under the Existing Revolving Credit Agreement. If the Revolver Consents are not obtained, the Commitment Parties have committed to provide the Backstop Revolver Facility, which is a senior unsecured revolving credit facility with an aggregate principal amount of $1.6 billion, and Jacobs will finance a portion of the Cash Election Consideration with borrowings under the Backstop Revolver Facility.

It is currently expected that substantially all of CH2M’s outstanding indebtedness will be repaid or satisfied and discharged at the Effective Time.

We refer to the foregoing transactions as the “Financing Transactions.” See “The Merger—Financing of the Merger” beginning on page 190 for additional information.

3. Basis of Preparation

This unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), with Jacobs as the accounting acquirer, using the fair value concepts defined in ASC Topic 820, Fair Value Measurements, and based on the historical consolidated financial statements of Jacobs and CH2M. Under ASC 805, all assets acquired, liabilities assumed and noncontrolling interest in the acquiree are required to be recognized and measured as of the acquisition date at fair value, while transaction costs and restructuring costs associated with the business combination are expensed as incurred. The excess of Merger Consideration over the fair value of assets acquired, liabilities assumed and noncontrolling interest, if any, is allocated to goodwill. The determination of the estimated fair value of CH2M’s assets to be acquired, liabilities to be assumed and noncontrolling interest presented herein has been made for the purpose of developing the unaudited pro forma condensed combined financial information. Jacobs has not completed the detailed valuation work necessary to finalize the required estimated fair values of CH2M’s assets to be acquired, liabilities to be assumed and noncontrolling interest. The final determination of such fair value will be determined after the Merger is completed and after completion of an analysis to determine the fair value of CH2M’s net assets and liabilities. This final determination may materially affect the fair values assigned to the assets, liabilities and noncontrolling interest, and could result in a material change to this unaudited pro forma condensed combined financial information.

Additionally, the accounting policies used in the preparation of this unaudited pro forma condensed combined financial information are those set out in Jacobs’ audited consolidated financial statements as of and for the year ended September 30, 2016. Upon consummation of the Merger, Jacobs will perform a comprehensive review of CH2M’s accounting policies. As a result of the review, Jacobs may identify additional differences between the accounting policies of the two companies, which, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information. Based on a preliminary analysis, Jacobs has identified a policy difference between Jacobs and CH2M related to investments in certain of the two companies’ respective unconsolidated joint venture entities. Under the provisions of ASC Topic 810, Consolidation, Jacobs elects to account for such entities using proportionate consolidation, when such entities meet the criteria for such treatment, while CH2M elects to account for all such entities using the equity method of accounting. Determining the impact of aligning CH2M’s policy related to such entities with respect to the unaudited pro forma condensed combined financial information requires a detailed analysis of the facts and circumstances of each entity. This analysis is in progress and has not been completed. Based on its preliminary analysis, Jacobs has not identified any additional differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information assumes there are no differences in accounting policies.

The pro forma financial information is presented solely for informational purposes and is not necessarily indicative of the combined results of operations or financial position that might have been achieved for the periods or dates indicated, nor is it necessarily indicative of the future results of the combined company. The unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the Merger, the costs to integrate the operations of Jacobs and CH2M or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

4. Reclassification Adjustments

Certain reclassification adjustments have been made to the unaudited pro forma condensed combined financial information to conform CH2M’s consolidated balance sheet as of June 30, 2017 to Jacobs’ presentation.

The unaudited pro forma condensed combined financial information may not reflect all reclassifications necessary to conform CH2M’s presentation to that of Jacobs due to limitations on the availability of information as of the date of this document. Additional reclassification adjustments may be identified as more information becomes available.

5. Deconsolidation of Chalk River Joint Venture

On July 3, 2017, because of the closing of the acquisition of WS Atkins plc. by SNC-Lavalin Group Inc., both of whom were partners with CH2M in a joint venture (the “Chalk River Joint Venture”) through which CH2M is executing a large Canadian nuclear project within CH2M’s National Governments sector, CH2M believes that it may no longer be the primary beneficiary of the Chalk River Joint Venture, and it expects to deconsolidate the joint venture from its consolidated financial statements. The unaudited pro forma condensed combined financial information includes a pro forma adjustment to deconsolidate the investment (referred to in the disclosure) for the periods presented.

6. Calculation of Merger Consideration and Preliminary Purchase Price Allocation

            Merger Consideration

The Merger Consideration for the purpose of this unaudited pro forma condensed combined financial information is $2.8 billion. The Merger Consideration was determined by reference to the fair value on the date the Merger Agreement was executed. The calculation of Merger Consideration is as follows:

	Shares	Per Share	Total
	(dollars and shares in thousands, except per share amounts)
Estimated cash paid for outstanding CH2M common and preferred stock (1)			$1,643,274
Estimated shares of Jacobs’ common stock issued to CH2M’s common stockholders (1)	20,764	$52.76	1,095,516
Estimated Jacobs’ equity awards for CH2M’s equity awards (2)	37		3,272
Estimated cash paid for settlement of CH2M’s other equity awards (2)			97,890

Merger Consideration			$2,839,952

(1)	CH2M’s stockholders have the option to elect to receive Cash Election Consideration of $88.08, Stock Election Consideration of 1.6693 shares of Jacobs Common Stock or Mixed Election Consideration of $52.85 and 0.6677 shares of Jacobs Common Stock, subject to proration such that the aggregate consideration paid to CH2M stockholders in the Merger will equal 60% cash and 40% Jacobs Common Stock.

(2)	Estimated consideration for settlement of CH2M outstanding equity awards consists of a cash component and Jacobs equity award component. A portion of the cash payment represents consideration transferred, while a portion represents compensation expense based on the vesting terms of the equity award. The portion of the equity awards not settled in cash are settled by the issuance of Jacobs equity awards with similar terms.

For pro forma purposes, the fair value of consideration given and thus the Merger Consideration was partially based on Jacobs’ volume weighted average trading price for the five days preceding and including July 31, 2017 ($52.76 per share).

            Preliminary Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired, liabilities assumed and noncontrolling interest of CH2M are recognized and measured as of the acquisition date at fair value and added to those of Jacobs. The determination of fair value used in the pro forma adjustments presented herein are preliminary and based on management estimates and have been prepared to illustrate the estimated effect of the Merger. The final determination of fair value is dependent upon certain valuation and other studies that have not yet been completed. Accordingly, the pro forma purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed. These additional analyses and final valuations may result in changes to the estimates of fair value set forth below, and such changes may be material.

The following table sets forth a preliminary allocation of the Merger Consideration to the identifiable tangible and intangible assets acquired, liabilities assumed and noncontrolling interest of CH2M based on CH2M’s consolidated balance sheet as of June 30, 2017, with the excess recorded as goodwill:

(dollars in thousands)
Current assets	$1,393,574
Property, equipment and improvements	249,536
Goodwill (1)	2,163,914
Intangibles	811,000
Other noncurrent assets	286,309

4,904,333
Current liabilities	1,064,680
Long-term debt	545,145
Other deferred liabilities	434,556

2,044,381
Noncontrolling interests	20,000

Merger Consideration	$2,839,952

(1)	Goodwill represents the excess of the Merger Consideration over the fair value of the underlying net assets acquired. Goodwill is not amortized, but instead is reviewed for impairment at least annually, absent any indicators of impairment.

7. Notes to Unaudited Pro Forma Condensed Combined Balance Sheet

(a)	Reflects the Financing Transactions to fund a portion of the Merger Consideration as described in Note 2 and the payments of transaction and financing costs.

(dollars in thousands)
Cash proceeds of the Financing Transactions	$1,919,409
Cash consideration paid (1)	(1,741,164)
Cash paid to settle unvested equity and incentive awards	(28,040)
Cash paid to extinguish CH2M’s Revolving Credit Facility and the CH2M Second Lien Notes (inclusive of $20 million prepayment penalty and accrued interest)	(542,022)
Transaction costs paid (exclusive of debt financing and Backstop Revolver Facility commitment fees paid)	(82,819)
Debt financing fees paid	(2,780)
Backstop Revolver Facility commitment fees paid	(1,480)

Net adjustment to cash	$(478,896)

(1)	Cash consideration paid of $1,741.2 million reflects $1,643.3 million paid to CH2M’s common and preferred stockholders and $97.9 million paid to cash settle CH2M’s equity awards.

(b)	Reflects the elimination of debt financing fees related to the CH2M Credit Facility and the capitalization of the Jacobs Backstop Revolver Facility commitment fee incurred by Jacobs to finance the Merger.

(dollars in thousands)
Elimination of debt financing fees on the CH2M Credit Facility (1)	$(3,809)
Backstop Revolver Facility commitment fee (2)	1,366

Net adjustment to prepaid expenses and other	$(2,443)

(1)	Debt financing fees of $11.6 million in total have been eliminated. In this adjustment, $3.8 million have been removed from prepaid expenses and other assets, $2.9 million have been removed from miscellaneous as described in Note 7(f) below and $4.9 million have been removed from long-term debt as described in Note 7(i) below.
(2)	Backstop Revolver Facility commitment fees of $1.5 million in total have been capitalized. In this adjustment, $1.4 million have been capitalized as prepaid expenses and other assets and $0.1 million have been capitalized as miscellaneous as described in Note 7(f) below.

(c)	Reflects the purchase accounting adjustment for property, equipment and improvements based on the acquisition method of accounting. Refer to Note 10 for additional information.

(dollars in thousands)
Elimination of CH2M’s property, equipment and improvements—carrying value	$(233,536)
Property, equipment and improvements—fair value	249,536

Net adjustment to property, equipment and improvements	$16,000

(d)	Reflects the elimination of CH2M’s goodwill and the capitalization of the preliminary goodwill for the Merger Consideration in excess of the fair value of the net assets acquired in connection with the Merger. Refer to Note 6 for additional information.

(dollars in thousands)
Elimination of CH2M’s goodwill	$(499,221)
Recording of preliminary goodwill in connection with the Merger	2,163,914

Net adjustment to goodwill	$1,664,693

(e)	Reflects the purchase accounting adjustment for intangibles based on the acquisition method of accounting. Refer to Note 9 for additional information.

(dollars in thousands)
Elimination of CH2M’s intangibles	$(30,496)
Recording of preliminary intangibles	811,000

Net adjustment to intangibles	$780,504

(f)	Reflects the elimination of debt financing fees related to CH2M’s Revolving Credit Facility, the capitalization of the Backstop Revolver Facility commitment fee incurred by Jacobs to finance the Merger, the purchase accounting adjustment for the investment in unconsolidated subsidiaries based on the acquisition method of accounting and adjustments to deferred tax assets (“DTAs”) and liabilities (“DTLs”) resulting from pro forma fair value adjustments of the acquired assets and assumed liabilities based upon a blended statutory rate of 32%.

(dollars in thousands)
Elimination of debt financing fees on the CH2M Credit Facility (1)	$(2,857)
Jacobs Backstop Revolver Facility commitment fee (2)	114
Elimination of CH2M’s investment in unconsolidated subsidiaries	(73,626)
Recording of preliminary investment in unconsolidated subsidiaries	100,000
Recording of CH2M’s net DTL (3)	(252,874)

Net adjustment to miscellaneous	$(229,243)

(1)	Debt financing fees of $11.6 million in total have been eliminated. In this adjustment, $2.9 million have been removed from miscellaneous. $3.8 million have been removed from prepaid expenses and other assets as described in Note 7(b) above and $4.9 million have been removed from long-term debt as described in Note 7(i) below.
(2)	Jacobs Backstop Revolver Facility commitment fees of $1.5 million in total have been capitalized. In this adjustment, $0.1 million have been capitalized as miscellaneous and $1.4 million have been capitalized as prepaid expenses and other assets as described in Note 7(b) above.
(3)	Deferred tax liabilities have been recognized at an estimated blended statutory rate of 32% associated with the net increase in estimated amortizable identifiable intangible assets, the net increase in investment in unconsolidated subsidiaries, the net increase in noncontrolling interests, the increase in property, equipment and improvements due to purchase accounting and the write-off of unamortized debt financing fees and deferred rent.

(g)	Reflects the payment of the current portion of CH2M’s Revolving Credit Facility and the CH2M Second Lien Notes.

(dollars in thousands)
Payment of the CH2M Credit Facility and CH2M Second Lien Notes	$(2,231)

Net adjustment to notes payable	$(2,231)

(h)	Reflects the elimination of the current portion of CH2M’s deferred rent and the payments of CH2M’s accrued interest and transaction costs as of June 30, 2017.

(dollars in thousands)
Elimination of CH2M’s deferred rent (1)	$(4,521)
Payment of CH2M’s accrued interest	(4,413)
Payment of transaction related costs accrued as of June 30, 2017	(3,050)

Net adjustment to accrued liabilities	$(11,984)

(1)	Deferred rent of $44.7 million in total has been eliminated ($4.5 million from accrued liabilities and $40.2 million from other deferred liabilities).

(i)	Reflects the recognition of the noncurrent portion of the Financing Transactions (net of unamortized debt financing fees) to fund the Merger, the elimination of debt financing fees related to CH2M’s Second Lien Notes and the payment of the noncurrent portion of CH2M’s Revolving Credit Facility and the CH2M Second Lien Notes.

(dollars in thousands)
Anticipated new borrowings (1)	$1,919,409
Unamortized debt financing fees (2)	(2,780)
Elimination of debt financing fees on CH2M’s Second Lien Notes (3)	4,911
Payment of CH2M’s Revolving Credit Facility and the CH2M Second Lien Notes (4)	(515,378)

Net adjustment to long-term debt	$1,406,162

(1)	Anticipated new borrowings of $1,919.4 million in total have been recognized.
(2)	Unamortized debt financing fees of $2.8 million in total have been recognized.
(3)	Debt financing fees of $11.6 million in total have been eliminated. In this adjustment, $4.9 million have been removed from long-term debt. $3.8 million have been removed from prepaid expenses and other assets as described in Note 7(b) above and $2.9 million have been removed from miscellaneous as described in Note 7(f) above.
(4)	The CH2M Credit Facility and CH2M’s Second Lien Notes (the “CH2M Second Lien Notes”) of $517.6 million in total will be paid in connection with the Merger. In this adjustment, $515.4 million has been recognized in long-term debt and $2.2 million has been recognized in notes payable as described in Note 7(g) above.

(j)	Reflects the elimination of the noncurrent portion of CH2M’s deferred rent.

(k)	Reflects the payment of transaction costs and the elimination of CH2M’s retained earnings after adjustment.

(dollars in thousands)
Payment of transaction related costs not accrued as of June 30, 2017 (1)	$(79,769)
Cash paid to settle unvested equity and incentive awards	(28,040)
Elimination of CH2M’s retained earnings after adjustments	(642,504)

Net adjustment to retained earnings	$(750,313)

(1)	Jacobs and CH2M are expected to incur a total of $87.1 million in transaction related costs. These costs consist of legal advisory, financial advisory, accounting, consulting and financing costs and are not reflected in the unaudited pro forma condensed combined statements of earnings because they do not have a continuing effect on the combined company. Of the $87.1 million of transaction related costs, $3.0 million was accrued on the balance sheet as of June 30, 2017. Approximately $79.8 million has been shown as a pro forma adjustment reducing retained earnings. Approximately $4.3 million was related to financing and was capitalized. Of this $4.3 million, $2.8 million was netted against the debt balance as described in Note 7(i) and $1.5 million was capitalized as a deferred expense as described in Note 7(b) and Note 7(f).

(l)	Reflects the elimination of CH2M’s historical preferred stock, common stock, additional paid-in capital and accumulated other comprehensive loss.

(m)	Reflects the stock consideration component of the Merger ($20.8 million in common stock and $1,074.8 million in additional paid-in capital) and $3.3 million for the consideration attributable to the replacement of CH2M’s outstanding equity awards, as described in Note 6 above.

(n)	Reflects the purchase accounting adjustment for noncontrolling interests based on the acquisition method of accounting.

8. Notes to Unaudited Pro Forma Condensed Combined Statements of Earnings

(a)	Represents adjustment to record amortization expense related to other identifiable intangible assets calculated on a straight-line basis as a result of the fair values recorded in purchase accounting. The amortization of intangible assets is based on the periods over which the economic benefits of the intangible assets are expected to be realized. See Note 9 for further details on the amortization lives of the intangible assets expected to be recognized.

	Pro Forma Nine Months Ended June 30, 2017	Pro Forma Twelve Months Ended September 30, 2016
	(dollars in thousands)
Selling, general and administrative expenses:
Elimination of CH2M’s amortization on intangible assets	$13,135	$18,152
Amortization after fair value adjustment	(57,400)	(76,533)

Net adjustment to amortization expense	$(44,265)	$(58,381)

(b)

Represents adjustment to record depreciation expense related to property, equipment and improvements calculated on a straight-line basis as a result of the fair values recorded in purchase accounting. The depreciation of property, equipment and improvements is based on the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the lesser of the estimated useful life of the asset or the remaining term of the related lease. See Note 10 for further details on the depreciation lives of the property, equipment and improvements expected to be recognized.

	Pro Forma Nine Months Ended June 30, 2017	Pro Forma Twelve Months Ended September 30, 2016
	(dollars in thousands)
Direct costs of contracts:
Elimination of CH2M’s depreciation on property, equipment and improvements	$11,230	$14,630
Depreciation after fair value adjustment	(11,976)	(15,658)

Net adjustment to depreciation expense	$(746)	$(1,028)

Selling, general and administrative expenses:
Elimination of CH2M’s depreciation on property, equipment and improvements	$20,978	$28,163
Depreciation after fair value adjustment	(22,374)	(30,142)

Net adjustment to depreciation expense	$(1,396)	$(1,979)

(c)	Reflects the change in stock-based compensation expense due to the equity award modification and resulting remeasurement of the fair value of stock based compensation as a result of the Merger. Under the terms of the Merger Agreement, certain unvested time based CH2M restricted stock units and CH2M performance stock units will be replaced and converted into unvested equity awards of Jacobs Common Stock. Additional pro forma stock-based compensation expense of $3.6 million and $8.7 million were recognized for the nine months ended June 30, 2017 and the year ended September 30, 2016, respectively.

(d)	Reflects the elimination of transaction related costs incurred by Jacobs and CH2M to consummate the Merger of $3.1 million during the nine months ended June 30, 2017 as transaction related costs do not have a continuing effect on the combined company.

(e)	Reflects estimated incremental interest expense, amortization of debt financing fees, amortization of Backstop Revolver Facility commitment fees and the elimination of CH2M’s interest expense and amortization of deferred debt financing and commitment fees.

	Pro Forma Nine Months Ended June 30, 2017	Pro Forma Twelve Months Ended September 30, 2016
	(dollars in thousands)
Interest expense on anticipated borrowings	$(36,002)	$(47,846)
Amortization of debt financing fees	(692)	(900)
Amortization of Backstop Revolver Facility commitment fees	(114)	(1,366)
Elimination of CH2M’s interest expense and amortization of debt financing fees	22,574	16,183

Net adjustment to interest expense	$(14,234)	$(33,929)

A sensitivity analysis on interest expense for the nine months ended June 30, 2017 and the year ended September 30, 2016 has been performed to assess the effect of a change of 12.5 basis points of the hypothetical interest rate would have on the debt financing.

	Pro Forma Nine Months Ended June 30, 2017	Pro Forma Twelve Months Ended September 30, 2016
	(dollars in thousands)
Interest expense assuming:
Increase of 0.125%	$2,064	$2,751
Decrease of 0.125%	(2,064)	(2,751)

(f)	Represents adjustment to income tax expense as a result of the tax impact on the pro forma adjustments. The blended statutory tax rate was used to compute the income tax expense related to the pro forma condensed combined statement of income adjustment as follows:

	Pro Forma Nine Months Ended June 30, 2017	Pro Forma Twelve Months Ended September 30, 2016
	(dollars in thousands)
Pro forma net loss before taxes	$(61,156)	$(104,022)
Statutory rate	32%	32%

Income tax benefit	$19,570	$33,287

(g)	Reflects the adjustments to weighted average shares outstanding.

	Pro Forma Nine Months Ended June 30, 2017	Pro Forma Twelve Months Ended September 30, 2016
	(shares in thousands)
Pro forma basic weighted average shares:
Historical Jacobs weighted average shares outstanding	119,360	120,133
Issuance of shares to CH2M common stockholders	20,764	20,764
Issuance of Jacobs replacement awards to CH2M equity award holders	29	10

Pro forma weighted average shares (basic)	140,153	140,907

Pro forma diluted weighted average shares:
Historical Jacobs weighted average shares outstanding	121,567	121,483
Issuance of shares to CH2M common stockholders	20,764	20,764
Issuance of Jacobs replacement awards to CH2M equity award holders	441	441

Pro forma weighted average shares (diluted)	142,772	142,688

9. Intangible Assets

The significant intangible assets identified in the preliminary purchase price allocation discussed above include customer relationships and trade names. The table below indicates the estimated fair value of each of the intangibles identified and the approximate useful lives of each:

	Approximate Fair Value	Estimated Useful Life
	(dollars in thousands)
Customer Relationships	$765,000	13 years
Trade Name	46,000	3 years

	$811,000

Fair value was estimated using inputs primarily from the income approach. The income approach included the use of both the multiple period excess earnings method and the relief from royalties method. The significant assumptions used in estimating fair value includes (i) the estimated life the asset will contribute to cash flows, such as attrition rate of customers or remaining contractual terms, (ii) profitability and (iii) the estimated discount rate the reflects the level of risk associated with receiving future cash flows.

10. Property, Equipment and Improvements

The significant property, equipment and improvements valued in the preliminary purchase price allocation discussed above include land and land improvements, buildings, furniture, fixtures and equipment, computers and office equipment, field equipment and leasehold improvements.

The fair value of land was determined using the market approach, which arrives at an indication of value by comparing the site being valued to sites that have been recently acquired in arm’s-length transactions. The market data is then adjusted for any significant differences, to the extent known, between the identified comparable sites and the site being valued. Personal property assets with an active and identifiable secondary market such as field equipment (cranes, heavy equipment, tractors, trailers and vehicles) were valued using the market approach. Buildings and land improvements were valued using the cost approach using a direct cost model built on estimates of replacement cost. Other personal property assets such as furniture, fixtures and equipment were valued using the cost approach which is based on replacement or reproduction costs of the asset less depreciation.

The cost approach is an estimation of fair value developed by estimating the current cost of replacing a property and subtracting any depreciation resulting from one or more of the following factors: physical deterioration, functional obsolescence, and/or economic obsolescence.

COMPARATIVE PER SHARE DATA

The following tables present selected historical per share information of Jacobs and CH2M. Also set forth below is information for Jacobs on an unaudited pro forma basis, calculated using the methodology described in “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 57, which is referred to as “pro forma combined” information. The pro forma combined information is also presented on a hypothetical basis per share of CH2M Common Stock, which we refer to as “CH2M equivalent” information.

The historical per share information of Jacobs below is derived from Jacobs’ audited financial statements from Jacobs’ Annual Report on Form 10-K for the year ended September 30, 2016 and from Jacobs’ unaudited consolidated financial statements contained in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017. The historical per share information of CH2M below is derived from audited financial statements of CH2M for the year ended December 30, 2016 and the unaudited condensed consolidated financial statements of CH2M for the six months ended June 30, 2017.

The pro forma combined and the CH2M equivalent per share information does not purport to represent the actual results of operations that CH2M would have achieved had the Merger occurred prior to these periods or to project the future results of operations that Jacobs may achieve after closing of the Merger.

You should read the information in this section in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 57, with Jacobs’s historical consolidated financial statements and related notes that Jacobs has previously filed with the SEC and which are incorporated in this Proxy Statement/Prospectus by reference (see “Incorporation of Certain Documents by Reference” beginning on page 236 and “Where You Can Find More Information” beginning on page 237) and with CH2M’s historical consolidated financial statements set forth in this Proxy Statement/Prospectus. The pro forma combined information below is presented for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been completed as of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. In addition, the pro forma combined information does not purport to indicate balance sheet data or results of operations data as of any future date or for any future period.

	Nine Months Ended	Year Ended
	June 30, 2017	September 30, 2016
Jacobs Historical Per Share Data:
Net Earnings Per Share:
Basic	$1.65	$1.75
Diluted	$1.64	$1.73
Cash Dividends Per Share	$0.30	—
Book Value Per Share at Period End	$35.14	$35.26

	Six Months Ended	Year Ended
	June 30, 2017	December 30, 2016
CH2M Historical Per Share Data:
Net income (loss) attributable to CH2M per common share:
Basic	$1.55	$0.03
Diluted	$1.55	$0.03
Cash Dividends Per Share	—	—
Book Value Per Share at Period End	$25.05	$21.74

Nine Months Ended
June 30, 2017
Pro Forma Combined Per Share Data
Net Earnings Per Share:
Basic	$1.91
Diluted	$1.88
Cash Dividends Per Share	$0.30
Book Value Per Share at Period End	$37.22

Nine Months Ended
June 30, 2017(1)
CH2M Equivalent Per Share Data
Net Earnings Per Share:
Basic	$3.19
Diluted	$3.14
Cash Dividends Per Share	—
Book Value Per Share at Period End	$62.13

(1)	Pro forma per equivalent CH2M share information is calculated based on pro forma combined information multiplied by the applicable exchange ratio of 1.6693.

COMPARATIVE PER SHARE MARKET PRICES AND DIVIDENDS

The following table presents trading information on the last full trading day prior to the public announcement of the Merger and on the latest practicable date before the date of this Proxy Statement/Prospectus. On July 31, 2017, the last trading day before the public announcement of the signing of the Merger Agreement, the closing sale price per share of Jacobs Common Stock was $52.72 on the NYSE and the price of shares of CH2M Common Stock, as established by the CH2M board of directors (in a process more fully described below) was $50.69. On [●], 2017, the latest practicable date before the date of this Proxy Statement/Prospectus, the last sales price per share of Jacobs Common Stock was $[●] on the NYSE and the price of shares of CH2M Common Stock, as established by the CH2M board of directors (in a process more fully described below) was $50.69. The equivalent per share prices set forth below were determined, for CH2M Common Stock in respect of which (A) a Stock Election is made, by multiplying the closing price of Jacobs Common Stock on the relevant date by the exchange ratio of 1.6693 and (B) a Mixed Election is made, by multiplying the closing price of Jacobs Common Stock on the relevant date by the exchange ratio of 0.6677 and adding $52.85 to such amount.

	Jacobs Common Stock		CH2M Common Stock	CH2M Equivalent Per Stock Election Share		CH2M Equivalent Per Mixed Election Share
July 31, 2017		$52.72	$50.69		$88.01		$88.05
[●], 2017	$	[●]	$50.69	$	[●]	$	[●]

CH2M stockholders are advised to obtain current market quotations for Jacobs Common Stock. The market price of Jacobs Common Stock will fluctuate between the date of this Proxy Statement/Prospectus and the completion of the Merger. No assurance can be given concerning the market price of Jacobs Common Stock before, at or after the Effective Time.

Jacobs

Price of Jacobs Common Stock

The Jacobs Common Stock is traded on the NYSE under the symbol “JEC.” The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share of Jacobs Common Stock which trade on the NYSE.

	High	Low
Fiscal 2017:
First quarter	$62.17	$49.25
Second quarter	61.87	53.70
Third quarter	55.92	51.40
Fiscal 2016:
First quarter	45.41	37.51
Second quarter	44.77	34.76
Third quarter	53.33	40.93
Fourth quarter	55.89	48.13
Fiscal 2015:
First quarter	49.94	39.78
Second quarter	45.49	37.87
Third quarter	48.25	41.68
Fourth quarter	44.64	36.05

On July 31, 2017, the last trading day before the public announcement of the signing of the Merger Agreement, the closing sale price per share of Jacobs Common Stock on the NYSE was $52.72. On [●], 2017, the latest practicable date before the date of this Proxy Statement/Prospectus, the closing sale price per share of Jacobs Common Stock on the NYSE was $[●].

Jacobs Dividend Policy

On December 1, 2016, Jacobs announced that its board of directors had approved the initiation of a quarterly cash dividend program. Prior to such date, Jacobs had not declared or paid a dividend during the preceding five fiscal years. A quarterly dividend of $0.15 per share of Jacobs Common Stock was paid on March 17, 2017, to Jacobs stockholders of record as of the close of business on February 17, 2017. A quarterly dividend of $0.15 per share of Jacobs Common Stock was paid on June 16, 2017, to Jacobs stockholders of record as of the close of business on May 19, 2017. A quarterly dividend of $0.15 per share of Jacobs Common Stock was paid on September 1, 2017 to Jacobs stockholders of record as of the close of business on August 4, 2017. Future dividend payments are subject to review and approval by the Jacobs board of directors.

CH2M

CH2M Internal Market Information

CH2M has a long history as an employee-controlled professional engineering services firm. CH2M’s Common Stock was, in the past, only available to be owned by certain active and former employees, directors, eligible consultants and benefit plans and their participants (“Eligible Employee Stockholders”) and, under limited circumstances at CH2M’s discretion, other third parties. In 2015, CH2M’s stockholders approved certain measures, including amendments to CH2M’s restated certificate of incorporation, intended to facilitate investments in CH2M Common Stock or CH2M Preferred Stock, by third-party investors (“Outside Investors”), and to permit such Outside Investors to transfer CH2M Common Stock other than through the internal market, subject to any contractual limitations CH2M and the Outside Investor agree upon. In addition, certain other rights and restrictions in CH2M’s restated certificate of incorporation are applicable to Eligible Employee Stockholders, but are not applicable to Outside Investors who may hold CH2M Common Stock or Preferred Stock from time to time.

There is no market on which CH2M’s stock may be purchased by the general public. In order to provide liquidity for its Eligible Employee Stockholders, in 2000 CH2M established an internal market (“Internal Market”) effected through an external third-party plan administrator, currently Computershare Trust Company, N.A (“Computershare”).

The Internal Market enabled Eligible Employee Stockholders to offer to sell or purchase shares of CH2M Common Stock on predetermined days (each, a “Trade Date”). The Trade Dates were determined by the CH2M board of directors in its sole discretion and generally occur on a quarterly basis. Unlike public companies whose stock is traded on a national securities exchange, the price of CH2M Common Stock is determined by the CH2M board of directors, generally on a quarterly basis in conjunction with the determination and announcement of quarterly Trade Dates based on a company fair valuation methodology that is intended to establish a price for CH2M Common Stock that represents fair value as of the applicable Trade Date. After the CH2M board of directors determines the stock price for use on the next Trade Date, all Eligible Employee Stockholders are advised as to the new stock price and the next Trade Date.

Upon CH2M’s entry into the Merger Agreement, CH2M’s board of directors suspended any further actions with respect to the Internal Market. Accordingly, the CH2M board of directors does not intend to determine any further Trade Dates unless the Merger Agreement is terminated.

Price of CH2M Common Stock

The price of CH2M Common Stock was established by the CH2M board of directors for each Trade Date based on a fair valuation methodology described in the CH2M Prospectus, dated March 23, 2010 (the “Prospectus”), as filed with the SEC, as amended by the information contained in the subsequent annual, quarterly and current reports filed by CH2M with the SEC pursuant to the Exchange Act. The valuation methodology used by the CH2M board of directors includes the following valuation formula (“Stock Valuation Formula”):

Share Price = [(7.8 × M × P) + (SE)] / CS

As further discussed below, the Stock Valuation Formula was one of several factors considered by the CH2M board of directors as part of the total mix of information available to determine the fair value of CH2M Common Stock.

In order to determine the fair value of CH2M Common Stock in the absence of a public trading market, the CH2M board of directors thought it appropriate to develop a valuation methodology to use as a tool to determine a price that would be a valid approximation of the fair value. In determining the fair value stock price, the CH2M board of directors believed that the use of a going concern component (i.e., net income, which CH2M calls profit after tax, as adjusted by the market factor) and a book value component (i.e., total stockholders’ equity) is a reasonable valuation process based on factors that are generally used in the valuation of equity securities. As part of the total mix of information that the CH2M board of directors considered in determining the fair value of CH2M Common Stock in addition to the Stock Valuation Formula, the CH2M board of directors reviewed appraisal information prepared by independent third-party valuation experts and other available information. The valuation methodology used to determine the stock price is subject to change at the discretion of the CH2M board of directors, as described below.

The existence of an over-subscribed or under-subscribed market on any given Trade Date did not affect the stock price on that Trade Date. However, the CH2M board of directors, when determining the stock price for a future Trade Date, may take into account the fact that there have been under-subscribed or over-subscribed markets on prior Trade Dates.

Market Factor (“M”). “M” is the market factor, which is subjectively determined in the sole discretion of the CH2M board of directors. A market factor greater than one increases the price per share, while a market factor less than one would decrease the price per share. In determining the market factor, the CH2M board of directors took into account factors it considered to be relevant in determining the fair value of the CH2M Common Stock, including:

•	The market for publicly traded equity securities of companies comparable to CH2M;

•	The merger and acquisition market for companies comparable to CH2M;

•	The prospects for CH2M’s future performance, including CH2M’s financial condition and results of operations;

•	General economic conditions;

•	General capital market conditions; and,

•	Other factors the CH2M board of directors deemed appropriate.

The CH2M board of directors did not assign predetermined weights to the various factors it considered in determining the market factor.

In its discretion, the CH2M board of directors changed the market factor used in the valuation process from time-to-time. The CH2M board of directors may have changed the market factor, for example, following a change in general market conditions that either increased or decreased stock market equity values for companies comparable to CH2M, if the CH2M board of directors thought that the market change was applicable to CH2M Common Stock as well. The CH2M board of directors considered adjusting the “M” factor of CH2M Common Stock to enable the stock price formula to better reflect the fair value of CH2M, including expectations for the future performance of CH2M as well as any other factors as described above.

As part of the total mix of information that the CH2M board of directors considered in determining the “M” factor, the CH2M board of directors also took into account appraisal information of CH2M Common Stock regarding CH2M prepared by independent valuation experts. In setting the price of CH2M Common Stock, the CH2M board of directors compared the total of the going concern and book value components used in the valuation methodology to the enterprise value of CH2M in the appraisal provided by the independent valuation experts. If the CH2M board of directors concluded that its initial determination of the “M” factor should have been re-examined, the CH2M board of directors reviewed, and if appropriate, adjusted the “M” factor. Since the inception of the Internal Market program on January 1, 2000, the total of the going concern and book value components used by the CH2M board of directors in setting the price for the CH2M Common Stock has always been within the enterprise appraisal range provided quarterly by the independent valuation experts.

Profit After Tax (“P”). “P” is profit after tax, otherwise referred to as net income, for the four fiscal quarters immediately preceding the Trade Date. The CH2M board of directors, at its discretion, may have excluded nonrecurring or unusual transactions from the calculation. Nonrecurring or unusual transactions are developments that the market would not generally take into account in valuing an equity security. A change in accounting rules, for example, could increase or decrease net income without changing the fair value of the CH2M Common Stock. Similarly, such a change could fail to have an immediate impact on the value of the CH2M Common Stock, but still have an impact on the value of the CH2M Common Stock over time. The CH2M board of directors believes that in order to determine the fair value of the CH2M Common Stock, it is important for the CH2M board of directors to have the ability to review unusual or one-time events that affect net income. For example, in 2016 there was a one-time, non-cash tax benefit related to the redesign of one of CH2M’s defined benefit plans in the United Kingdom. Additionally, results related to CH2M’s Power EPC business are excluded as CH2M chose to exit the business in 2014, and inclusion of Power EPC results do not accurately reflect the profitability or value of CH2M’s continuing operations. In 2016, there were also certain restructuring activities which resulted in recording non-cash charges for restructuring activities and recognizing a cash restructuring charge related primarily to severance costs, as well as reductions to reported earnings as a result of the recognition of certain non-cash depreciation and amortization charges relating to acquisitions. The CH2M board of directors concluded that these charges are among the types of cash and non-cash charges that would generally not be taken into account by the market in valuing an equity security. Therefore, the CH2M board of directors decided to exclude these charges from the “P” (profit after tax) parameter for stock valuation purposes during the relevant periods and expects to treat similar charges and costs in future periods in the same manner. Because “P” is calculated on a four quarter basis, an exclusion impacts the calculation of fair value for four consecutive quarters.

Total Stockholders’ Equity (“SE”). “SE” is CH2M’s total stockholders’ equity, which includes intangible items, as set forth on CH2M’s most recent available quarterly or annual financial statements. The CH2M board of directors, at its discretion, may have excluded from the stockholders’ equity parameter nonrecurring or unusual transactions that the market would not generally take into account in valuing an equity security. The exclusions from stockholders’ equity generally were those transactions that were non-cash and were reported as “accumulated other comprehensive income (loss)” on the face of CH2M’s consolidated balance sheet. For example, the CH2M board of directors excluded a non-cash adjustment to stockholders’ equity related to the accounting for CH2M’s defined benefit pension and other postretirement plans. Because this adjustment is unusual and fluctuates from period to period, the CH2M board of directors excluded it from the “SE” parameter for stock valuation purposes. Similarly, other items that are reported as components of “accumulated other comprehensive income (loss)” and non-controlling interests are excluded from “SE” and include items such as unrealized gains/losses on securities and foreign currency translation adjustments.

Common Stock Outstanding (“CS”). “CS” is the weighted-average number of shares of CH2M Common Stock outstanding during the four fiscal quarters immediately preceding the Trade Date, calculated on a fully-diluted basis. By “fully-diluted” this means that the calculations are made as if all outstanding options to purchase CH2M Common Stock had been exercised and other “dilutive” securities, such as CH2M Preferred Stock, were converted into shares of CH2M Common Stock. In addition, an estimate of the weighted-average number of shares that CH2M reasonably anticipated would be issued under CH2M’s stock-based compensation programs and employee benefit plans were included in this calculation. For example, CH2M included in CS as calculated an estimate of the weighted-average number of shares that CH2M reasonably anticipated would be issued during the next four quarters under CH2M’s stock-based compensation programs and employee benefit plans in this calculation. CH2M included an estimate of the weighted-average number of shares that it reasonably anticipated would be issued during the next four quarters because CH2M has more than a 30-year history in making annual grants of stock-based compensation. Therefore, CH2M believed that it had sufficient information to reasonably estimate the number of such “to be issued” shares. This approach avoids an artificial variance in share value during the first calendar quarter of each year when the bulk of shares of CH2M Common Stock were issued pursuant to CH2M’s stock-based compensation programs. Similarly, if CH2M makes a substantial issuance of shares during the four fiscal quarters immediately preceding the Trade Date, using the weighted average of those shares may create an inappropriate variance in share value during the four fiscal quarters following the issuance. For example, if CH2M used shares as all or part of the consideration for the acquisition of a business, the time-weighted average number of shares issued in the acquisition transaction would not match the impact of the transaction reflected in total stockholders’ equity (or “SE”) as described above. Therefore, in the discretion of the CH2M board of directors, a substantial issuance of shares during the four-quarter period used to calculate CS for each Trade Date may have been treated as having been issued at the beginning of such four-quarter period. As a result, the CH2M board of directors may determine, in its discretion, to adjust the weighted-average number of shares to reflect in an appropriate manner the impact of past or anticipated future issuances.

The following table shows a comparison of the “CS” value actually used by the CH2M board of directors to calculate common stock prices on the dates indicated versus the year-to-date weighted-average number of shares of CH2M Common Stock as reflected in the diluted earnings per share calculation in CH2M’s financial statements for the past three years.

Effective Date	CS	YTD Weighted- Average Number of Shares as reflected in Diluted EPS calculation
	(in thousands)	(in thousands)
February 14, 2014	30,502	29,890
May 16, 2014	30,242	28,809
August 15, 2014	29,892	28,976
November 24, 2014	29,470	28,429
February 20, 2015	28,980	28,257
May 7, 2015	28,465	27,386
August 3, 2015	31,270	27,383
November 2, 2015	31,918	28,717
February 22, 2016	31,702	27,181
May 2, 2016	31,482	26,507
August 1, 2016	33,111	26,065
January 19, 2017	32,622	25,817
March 6, 2017	32,173	25,732

Constant 7.8. In the course of developing this valuation methodology, it became apparent to the CH2M board of directors that a multiple would be required in order for the price of CH2M Common Stock derived by this methodology to approximate CH2M’s historical, pre-Internal Market common stock price. Another objective of the CH2M board of directors when developing the valuation methodology was to establish the fair value of CH2M Common Stock using a market factor of 1.0. CH2M believed that it was important to begin the Internal Market program with an “M” factor equal to 1.0 in order to make it easier for CH2M’s stockholders to understand future changes, if any, to the market factor.

Therefore, the constant 7.8 was introduced into the formula. The constant 7.8 is the multiple that CH2M’s board of directors determined necessary (i) for the new stock price to approximate CH2M’s historical stock price derived using the pre-Internal Market formula as well as (ii) to allow the use of the market factor of 1.0 at the beginning of the Internal Market program.

CH2M generally announced the new stock price and the Trade Date approximately four weeks prior to each Trade Date. The external third-party administrator, currently Computershare, delivered the information to all employees and eligible participants in the Internal Market. In addition, CH2M filed a Current Report on Form 8-K disclosing the new stock price and all components used by the CH2M board of directors in determining such price in accordance with the valuation methodology described above.

CH2M also made the most current prospectus for CH2M Common Stock and its audited annual financial statements available to all CH2M stockholders, as well as other employees, and to participants in the Internal Market through the employee benefit plans. Such information was made available at the same time as CH2M’s annual reports and proxy information.

Historical Price of CH2M Common Stock

Starting in 2000, with the introduction of the Internal Market and its quarterly trades, the CH2M board of directors reviewed the CH2M Common Stock price prior to each Trade Date using the valuation methodology described above to set the price for the CH2M Common Stock.

The prices of CH2M Common Stock for the past three years, along with the various factors and values used by the CH2M board of directors to determine such stock prices on each date, are as follows:

Effective Date	M	P	SE	CS	Price Per Share	Percentage Price Increase (Decrease)
		(in thousands)	(in thousands)	(in thousands)
February 14, 2014	1.2	$144,682	$763,383	30,502	$69.43	12.4%
May 16, 2014	1.2	$131,486	$729,888	30,242	$64.83	(6.6)%
August 15, 2014	1.2	$117,630	$698,369	29,892	$60.20	(7.1)%
November 24, 2014	1.2	$84,307	$564,545	29,470	$45.93	(23.7)%
February 20, 2015	1.2	$96,361	$485,115	28,980	$47.86	4.2%
May 7, 2015	1.2	$101,314	$507,560	28,465	$51.14	6.9%
August 3, 2015	1.2	$110,060	$713,237	31,270	$55.75	9.0%
November 2, 2015	1.2	$153,652	$728,232	31,918	$67.87	21.7%
February 22, 2016	1.2	$139,622	$686,890	31,702	$62.89	(7.3)%
May 2, 2016	1.2	$131,724	$684,531	31,482	$60.91	(3.1)%
August 1, 2016	1.2	$110,648	$693,619	33,111	$52.23	(14.3)%
January 19, 2017	1.2	$88,288	$701,729	32,622	$46.83	(10.3)%
March 6, 2017	1.2	$93,446	$756,124	32,173	$50.69	8.2%

CH2M Dividend Policy

CH2M has not declared or paid any cash dividends on CH2M Common Stock during the last five fiscal years. Dividends accrue on each outstanding share of CH2M Preferred Stock on the last day of March, June, September and December each year, whether or not declared, and are cumulative. Such dividends on the CH2M Preferred Stock accrued quarterly in arrears at an annual rate of 5% on the original issue price of the CH2M Preferred Stock and all accumulated and unpaid dividends accrued on the CH2M Preferred Stock to and including the quarter ending March 31, 2017. Beginning with the quarter ending June 30, 2017 such dividend on the CH2M Preferred Stock increased to an annual rate of 7% on the original issue price of the CH2M Preferred

Stock and all accumulated and unpaid dividends accrued on the CH2M Preferred Stock. In connection with certain events, the accruing dividend on the CH2M Preferred Stock may increase to an annual rate of 10% or 15%. The CH2M Preferred Stock was first issued on June 24, 2015 at an original issue price of $62.22. In addition, the CH2M Amended Credit Agreement limits CH2M’s ability to declare and pay dividends, subject to compliance with the financial covenants and other restrictions set forth therein. Future declarations and payments of dividends on the CH2M Common Stock are subject to review and approval by the CH2M board of directors.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement/Prospectus and the documents that are incorporated into this Proxy Statement/Prospectus by reference may contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements.” You can typically identify forward-looking statements by the use of forward-looking words, such as “may,” “will,” “should,” “could,” “would,” “predicts,” “future,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “aim,” “seek,” “forecast” and other similar words. These include, but are not limited to, statements relating to the strategy of the combined company, the synergies and the benefits that are expected to be achieved as a result of the closing of the Merger, future financial and operating results, the combined company’s plans, objectives, expectations and intentions, Jacobs’ and CH2M’s projections and other prospective financial information, as well as other statements that are not historical facts. These forward-looking statements represent intentions, plans, expectations, assumptions and beliefs about future events including the operations of the combined company and are subject to risks, uncertainties and other factors outside the control of Jacobs and CH2M, which could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. In addition to the risk factors described under “Risk Factors” beginning on page 25, these risks, uncertainties and other factors include:

•	uncertainties as to the timing of the closing of the Merger;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, including a termination under circumstances that could require CH2M to pay the Breakup Fee and/or the Expense Fee to Jacobs;

•	the inability to complete the Merger due to the failure to obtain the requisite CH2M stockholder approval or the failure to satisfy (or to have waived) other conditions to closing of the Merger;

•	the inability to complete the Merger due to the failure to obtain the requisite regulatory approvals or, if obtained, the possibility of being subjected to conditions that could reduce the expected synergies and other benefits of the Merger, result in a material delay in, or the abandonment of, the Merger or otherwise have an adverse effect on Jacobs or CH2M;

•	risks that the Merger disrupts current plans and operations of Jacobs and CH2M, and the potential difficulties in employee retention as a result of the Merger;

•	the outcome and costs of any legal proceedings that may be instituted against Jacobs, CH2M and/or others relating to the Merger Agreement;

•	diversion of each of Jacobs and CH2M’s management’s attention from ongoing business concerns;

•	the effect of disruption from the Merger on each of Jacobs’ and CH2M’s business relationships, operating results and business generally;

•	the amount of the costs, fees, expenses and charges related to the Merger, including any possible unexpected costs resulting therefrom;

•	risks that the respective businesses of Jacobs and CH2M will have been adversely impacted during the pendency of the Merger;

•	the risk that competing offers may be made for either Jacobs or CH2M;

•	the ability to integrate Jacobs’ and CH2M’s businesses successfully and to avoid problems which may result in the combined company not operating as effectively and efficiently as expected;

•	the inability to retain key personnel of Jacobs or of CH2M;

•	risks that expected synergies, operational efficiencies and cost savings from the Merger may not be fully realized or realized within the expected time frame;

•	significant changes in the business environment in which Jacobs and/or CH2M operate;

•	the effects of future regulatory or legislative actions on Jacobs and/or CH2M;

•	the impact of the issuance of Jacobs Common Stock as consideration in connection with the Merger on the current holders of Jacobs Common Stock, including dilution of their ownership and voting interests;

•	the resulting credit ratings of Jacobs, CH2M or their respective subsidiaries;

•	changing circumstances related to third-party relationships on which Jacobs and CH2M rely for their respective businesses;

•	the impact of changes in national and regional economies;

•	market risks from fluctuations in interest rates;

•	risks, uncertainties and other factors discussed in Jacobs’ SEC filings;

•	events that are outside of the control of Jacobs and CH2M, such as political unrest in international markets, terrorist attacks, malicious human attacks, natural disasters, pandemics and other similar events; and

•	other economic, business, regulatory and/or competitive factors affecting Jacobs’ and CH2M’s businesses generally.

The areas of risk and uncertainty described above should be considered in connection with any written or oral forward-looking statements that may be made after the date of this Proxy Statement/Prospectus by Jacobs or CH2M or any of their representatives.

Jacobs and CH2M also caution the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this Proxy Statement/Prospectus, or in the case of a document incorporated by reference, as of the date of that document. Except as required by law, neither of Jacobs or CH2M undertakes any duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this Proxy Statement/Prospectus or to reflect actual outcomes.

CH2M SPECIAL MEETING

General

If you are a holder of record of CH2M Common Stock or CH2M Preferred Stock on the Record Date, your proxy is solicited on behalf of the CH2M board of directors for use at the CH2M Special Meeting to be held at 9191 South Jamaica Street, Englewood, Colorado, 80112 on [●], 2017, at [●], Mountain time, or at any postponement or adjournment thereof, for the purposes discussed in this Proxy Statement/Prospectus and in the accompanying Notice of Special Meeting and any business properly brought before the CH2M Special Meeting. Proxies are solicited to give all CH2M stockholders of record as of the Record Date entitled to vote, an opportunity to vote on matters properly presented at the CH2M Special Meeting. Instructions on how to attend and participate at the CH2M Special Meeting are also posted online at http://www.[●].com.

Date, Time and Place of the Special Meeting

CH2M will hold the CH2M Special Meeting on [●], 2017, at [●], Mountain time, at 9191 South Jamaica Street, Englewood, Colorado, 80112. On or about [●], 2017, CH2M commenced mailing this Proxy Statement/Prospectus and the enclosed proxy card and voting instructions to CH2M stockholders who held shares of CH2M Common Stock and CH2M Preferred Stock as of the Record Date.

Purpose of the Special Meeting

At the CH2M Special Meeting, CH2M is asking holders of record of CH2M Common Stock and CH2M Preferred Stock as of the Record Date of [●], 2017, to consider and vote on the following:

1.	the CH2M Merger Proposal;

2.	the CH2M Adjournment Proposal; and

3.	the advisory, non-binding CH2M Golden Parachute Proposal, as disclosed pursuant to Item 402(t) of Regulation S-K in the section entitled “The Merger—Interests of CH2M’s Directors and Officers in the Merger—Quantification of Payments and Benefits to CH2M’s Named Executive Officers” beginning on page 179.

Recommendation of the CH2M Board of Directors

After careful consideration, the CH2M board of directors has unanimously determined that the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of CH2M and its stockholders and approved, adopted and declared advisable the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

The CH2M board of directors unanimously recommends that CH2M’s stockholders vote “FOR” the CH2M Merger Proposal, “FOR” the CH2M Adjournment Proposal and “FOR” the CH2M Golden Parachute Proposal. See the section entitled “The Merger—CH2M’s Reasons for the Merger; Recommendation of the CH2M Board of Directors” beginning on page 150.

Stockholders Entitled to Vote; Record Date

You may vote at the CH2M Special Meeting if you were a record holder of shares of CH2M Common Stock or CH2M Preferred Stock at the close of business on the Record Date of [•], 2017.

If your shares are held by the trustees of the CH2M 401(k) Plan you may not vote directly at the CH2M Special Meeting, rather you will receive a voting instruction form allowing you to instruct the trustee of the CH2M 401(k) Plan with respect to the voting of the shares of CH2M Common Stock in your account under the CH2M 401(k) Plan on the Record Date. Such voting instruction form is separate from and in addition to the proxy card you will receive if you are also the direct holder of CH2M Common Stock. The trustee will vote the CH2M Common Stock credited to your account in accordance with your instructions, provided that the trustee determines it can do so in accordance with ERISA. If you do not send instructions regarding the voting of CH2M Common Stock in your CH2M 401(k) Plan account, or if your instructions are not received in a timely manner, such shares shall be voted at the CH2M Special Meeting by the trustee of the CH2M 401(k) Plan in accordance with the interests of the CH2M 401(k) Plan participants and the CH2M 401(k) Plan as a whole, as determined by the trustee. The voting instruction form must be received before 11:59 p.m., Mountain time, on [●], 2017 to be timely. Please note that you may not vote the shares of CH2M Common Stock that are credited to your account(s) under the DCP, SERRP and/or the ISVEU since these shares have not been issued to you.

Each share of CH2M Common Stock and each share of CH2M Common Stock into which shares of CH2M Preferred Stock are convertible on the Record Date is entitled to cast one vote on each matter voted upon at the CH2M Special Meeting. As of the Record Date, there were [●] shares of CH2M Common Stock and [●] shares of CH2M Preferred Stock outstanding and entitled to vote at the CH2M Special Meeting, held by approximately [●] holders of record. On the Record Date, the CH2M Preferred Stock was convertible into [●] shares of CH2M Common Stock.

Quorum and Vote Required

A quorum of stockholders is necessary to hold the CH2M Special Meeting. The required quorum for the transaction of business at the CH2M Special Meeting shall exist when the holders of a majority in voting power of the shares of CH2M Common Stock and CH2M Preferred Stock (on an as-converted basis) issued and outstanding and entitled to vote at the CH2M Special Meeting are present or represented by proxy. Shares of CH2M Common Stock and CH2M Preferred Stock held by a stockholder present in person at the CH2M Special Meeting, but not voting, and shares of CH2M Common Stock and CH2M Preferred Stock for which CH2M has received proxies indicating that the holders thereof have abstained will be counted as present at the CH2M Special Meeting for purposes of determining whether a quorum is established. If a quorum is not present at the CH2M Special Meeting, we expect that the CH2M Special Meeting will be adjourned to solicit additional proxies. As of the Record Date, approximately [●] shares of CH2M Common Stock and [●] shares CH2M Preferred Stock were outstanding and entitled to vote. Apollo holds the right to vote approximately [●]% of the total amount of CH2M voting stock outstanding as of the Record Date as a result of its holdings of CH2M Preferred Stock, which, as discussed below, Apollo has agreed, pursuant to the Voting Agreement, to vote in favor of the CH2M Merger Proposal and any other proposals necessary to consummate the Merger.

You may vote “FOR” or “AGAINST,” or you may “ABSTAIN” from voting on, the CH2M Merger Proposal. The CH2M Merger Proposal will be approved if a majority in voting power of the shares of CH2M Common Stock and CH2M Preferred Stock entitled to vote on such matter, voting together as a single class on an as-converted basis, vote in favor of the CH2M Merger Proposal at the CH2M Special Meeting. Since the vote on the CH2M Merger Proposal is based on the total number of shares of CH2M Common Stock and CH2M Preferred Stock outstanding (on an as-converted basis), rather than the number of actual votes cast, abstentions and failures to vote or submit a proxy card or voting instructions will have the same effect as voting “AGAINST” the approval of the CH2M Merger Proposal.

You may vote “FOR” or “AGAINST,” or you may “ABSTAIN” from voting on, the CH2M Adjournment Proposal. The CH2M Adjournment Proposal will be approved if a majority of the votes cast (excluding abstentions) by the shares of CH2M Common Stock and CH2M Preferred Stock, voting together as a single class on an as-converted basis, present or represented by proxy at the CH2M Special Meeting and entitled to vote on such matter, vote in favor of the CH2M Adjournment Proposal, whether or not a quorum is present. In this case, an abstention from voting and a failure to vote or to submit a proxy card or voting instructions will have no effect on the approval of the CH2M Adjournment Proposal.

You may vote “FOR” or “AGAINST,” or you may “ABSTAIN” from voting on, the CH2M Golden Parachute Proposal. The non-binding advisory CH2M Golden Parachute Proposal will be approved if a majority of the votes cast (excluding abstentions) by the shares of CH2M Common Stock and CH2M Preferred Stock, voting together as a single class on an as-converted basis, present or represented by proxy at the CH2M Special Meeting and entitled to vote on such matter, vote in favor of the CH2M Golden Parachute Proposal, assuming a quorum is present. In this case, an abstention from voting and a failure to vote or to submit a proxy card or voting instructions will have no effect on the approval of the CH2M Golden Parachute Proposal.

Shares Owned by CH2M’s Directors and Executive Officers

As of the Record Date, CH2M’s directors and executive officers beneficially owned and were entitled to vote an aggregate of [●] shares of CH2M Common Stock, or the right to vote approximately [●]% of the total CH2M voting stock outstanding on the Record Date. These numbers do not give effect to outstanding CH2M Accelerated Equity Awards (other than the CH2M Restricted Shares), which CH2M Accelerated Equity Awards (other than the CH2M Restricted Shares) are not entitled to vote at the CH2M Special Meeting. Apollo, which is affiliated with two of CH2M’s directors, has entered into a Voting Agreement (as defined below) obligating Apollo to vote all of its shares of CH2M Common Stock and CH2M Preferred Stock in favor of the CH2M Merger Proposal and any other proposals necessary to consummate the Merger and against any competing proposals. CH2M currently expects that each of its directors and executive officers will vote their shares of CH2M Common Stock in favor of the proposals to be presented at the CH2M Special Meeting.

Voting; Proxies

You may vote in person at the CH2M Special Meeting or you may submit a proxy over the Internet, by telephone or by signing, dating and returning the proxy card by the deadlines set forth herein.

Voting at the CH2M Special Meeting

You may attend the CH2M Special Meeting in person and vote at the CH2M Special Meeting. If you do not plan to attend the CH2M Special Meeting in person and wish to vote at the CH2M Special Meeting, follow the instructions provided on your proxy card.

To ensure that your shares are represented and voted at the CH2M Special Meeting, CH2M recommends that you promptly submit a proxy, even if you plan to attend the CH2M Special Meeting.

Voting by Proxy

You may submit your proxy by completing, dating, signing and returning the enclosed proxy card by mail or by granting a proxy by telephone or on the Internet as set forth below.

If your shares are held by the trustees of the CH2M 401(k) Plan, you will receive a voting instruction form allowing you to instruct the trustee of the CH2M 401(k) Plan with respect to the voting of the shares of CH2M Common Stock in your account under the CH2M 401(k) Plan on the Record Date. Such voting instruction form is separate from and in addition to the proxy card you will receive if you are also the direct holder of CH2M Common Stock. The trustee will vote the CH2M Common Stock credited to your account in accordance with your instructions, provided that the trustee determines it can do so in accordance with ERISA. If you do not send instructions regarding the voting of CH2M Common Stock in your CH2M 401(k) Plan account, or if your instructions are not received in a timely manner, such shares shall be voted at the CH2M Special Meeting by the trustee of the CH2M 401(k) Plan in accordance with the interests of the CH2M 401(k) Plan participants and the CH2M 401(k) Plan as a whole, as determined by the trustee. Please follow the instructions on your voting instruction form, which may be different from those provided to other CH2M stockholders. For the avoidance of doubt, if you are a participant in the CH2M 401(k) Plan, you may not vote directly at the CH2M Special Meeting.

Please note that you may not vote the shares of CH2M Common Stock that are credited to your account(s) under the DCP, SERRP and/or the ISVEU since these shares have not been issued to you.

All shares of CH2M Common Stock and CH2M Preferred Stock represented by properly executed proxies (other than proxies for shares credited to accounts under the CH2M 401(k) Plan) received at the times indicated below and that are not revoked or changed prior to being exercised at the CH2M Special Meeting will be voted at the CH2M Special Meeting in accordance with the instructions indicated on the proxies or voting instructions or, if no instructions were provided, “FOR” the CH2M Merger Proposal, “FOR” the CH2M Adjournment Proposal, and “FOR” the CH2M Golden Parachute Proposal.

Only shares of CH2M Common Stock and CH2M Preferred Stock affirmatively voted for the CH2M Merger Proposal, the CH2M Adjournment Proposal, or the CH2M Golden Parachute Proposal, as applicable, and properly executed proxies that do not contain voting instructions (other than proxies for shares credited to accounts under the CH2M 401(k) Plan), will be counted as votes “FOR” the applicable proposals. Shares of CH2M Common Stock and CH2M Preferred Stock held by persons who attend the CH2M Special Meeting but abstain from voting at the CH2M Special Meeting or by proxy, and shares of CH2M Common Stock and CH2M Preferred Stock for which we received proxies directing an abstention, will have the same effect as votes “AGAINST” the CH2M Merger Proposal, but will have no effect on the CH2M Adjournment Proposal or the CH2M Golden Parachute Proposal.

By Internet. Access the Internet website specified on the enclosed proxy card or voting instructions to submit your proxy or instructions and for the electronic delivery up until 11:59 p.m. Mountain time on [●] ([●] for participants in the CH2M 401(k) Plan). Have your proxy card or voting instructions in hand when you access the website and follow the instructions to obtain your records and to create an electronic proxy or voting instruction form.

By Phone. Use any touch-tone telephone to dial [•] to submit your proxy or voting instructions up until 11:59 p.m. Mountain time on [●] ([●] for participants in the CH2M 401(k) Plan). Have your proxy card or voting instructions in hand when you call and then follow the instructions. If you submit proxy or voting instructions by telephone, do not also return your proxy card or voting instructions by other means.

By Mail. Mark, sign and date your proxy card or voting instructions and return it in the postage-paid envelope we have provided or return it to the address set forth in such proxy card. Your proxy card or voting instructions must be received no later than the close of business on [●] ([●] for participants in the CH2M 401(k) Plan).

Revocation of Proxy

If you are a holder of record of CH2M Common Stock or CH2M Preferred Stock as of the Record Date (other than shares of CH2M Common Stock in your account under the CH2M 401(k) Plan), you can change your vote in one of three ways:

1.	you can send a signed notice of revocation, which must be received prior to the close of business on [●], to the address set forth in the proxy card;

2.	you can submit a new, valid, revised proxy bearing a later date by mail, over the Internet or by telephone as described above, which revised proxy must be received prior to the deadlines set forth above for each method of voting; or

3.	you can attend the CH2M Special Meeting and vote in person, which will automatically cancel any proxy previously given, though your attendance alone will not revoke any proxy that you have previously given.

If you are a participant in the CH2M 401(k) Plan, you can change your vote in one of two ways:

1.	you can send a signed notice of revocation, which must be received prior to the close of business on [●], to the address set forth in the voting instruction form relating to the shares of CH2M Common Stock in your account under the CH2M 401(k) Plan; or

2.	you can submit a new, valid, revised proxy bearing a later date by mail, over the Internet or by telephone as described above, which revised proxy must be received prior to the deadlines set forth above for each method of voting.

Solicitation of Proxies

The CH2M board of directors is soliciting proxies for the CH2M Special Meeting from CH2M’s stockholders. CH2M will bear the entire cost of soliciting proxies from its stockholders. In addition to the solicitation of proxies by delivery of this Proxy Statement/Prospectus by mail, CH2M will request that the trustee of the CH2M 401(k) Plan deliver, or cause to be delivered, copies of the Notice of Special Meeting of CH2M Stockholders, proxies and proxy materials to beneficial owners under the CH2M 401(k) Plan and secure those beneficial owners’ voting instructions. CH2M will reimburse the trustee for its reasonable expenses. CH2M has engaged Georgeson LLC to assist in the solicitation of proxies and provide related advice and informational support for a fee of $12,500, plus certain variable fees, reimbursement of customary disbursements and other costs. CH2M may use several of its regular employees, who will not be specially compensated, to solicit proxies from the CH2M stockholders, either personally or by telephone, Internet, facsimile or special delivery letter.

Appraisal Rights

As more fully described below in the section entitled “The Merger—CH2M Stockholder Appraisal Rights” beginning on page 183, if the Merger is effected, under applicable Delaware law, CH2M stockholders who do not vote in favor of adoption of the Merger Agreement and who comply with and properly demand appraisal under the applicable requirements of Section 262 of the DGCL and do not otherwise withdraw or lose the right to appraisal under Delaware law, have the right to seek appraisal of the fair value of their shares of CH2M Common Stock or CH2M Preferred Stock as determined by the Delaware Court of Chancery if the Merger is completed. The “fair value” of your shares of CH2M Common Stock and CH2M Preferred Stock as determined by the Delaware Court of Chancery in an appraisal proceeding may be more than, less than, or equal to the value of the Merger Consideration that you are otherwise entitled to receive under the terms of the Merger Agreement.

Generally, in order to properly demand appraisal, a stockholder must:

•	deliver to CH2M a written demand for appraisal, in compliance with Section 262 of the DGCL, before the vote on the CH2M Merger Proposal at the CH2M Special Meeting;

•	not vote in favor of the CH2M Merger Proposal or submit a proxy to have such stockholder’s shares of CH2M Common Stock or CH2M Preferred Stock voted in favor of the CH2M Merger Proposal;

•	be a record holder of shares of CH2M Common Stock or CH2M Preferred Stock on the date the written demand for appraisal is made and continue to hold the shares through the Effective Time of the Merger; and

•	strictly follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL, which are described in the section entitled “The Merger—CH2M Stockholder Appraisal Rights” beginning on page 183, and included as Annex F to this Proxy Statement/Prospectus.

Merely voting against, or failing to vote in favor of, the CH2M Merger Proposal will not preserve your right to appraisal under the DGCL. Also, since a submitted proxy not marked “AGAINST” or “ABSTAIN” will be voted “FOR” the CH2M Merger Proposal, the submission of a proxy not marked “AGAINST” or “ABSTAIN” will result in the loss of appraisal rights.

Annex F to this Proxy Statement/Prospectus contains the full text of Section 262 of the DGCL, which relates to your right of appraisal. We encourage you to read these provisions carefully and in their entirety. If you or your nominee fail to follow all of the steps required by Section 262 of the DGCL, you will lose your right of appraisal.

Adjournments or Postponements

Although it is not currently expected, if necessary, the CH2M Special Meeting may be adjourned for the purpose of soliciting additional proxies if there are not sufficient votes at the time of the CH2M Special Meeting to approve the CH2M Merger Proposal, by a majority in voting power of the shares of CH2M Common Stock and CH2M Preferred Stock entitled to vote on such matter, voting together as a single class on an as-converted basis, at the CH2M Special Meeting. Any signed proxies received by us for which no voting instructions are provided on such matter will be voted “FOR” the CH2M Adjournment Proposal.

Important Notice Regarding the Availability of Proxy Materials for the CH2M Special Meeting to be Held on [●], 2017

A copy of this Proxy Statement/Prospectus is available, without charge, by written request to CH2M HILL Companies, Ltd. (Attn: Corporate Secretary, 9191 South Jamaica Street, Englewood, Colorado, 80112) or Georgeson LLC (at the address listed below), or from the SEC website at www.sec.gov.

Assistance

If you need assistance in completing your proxy card or voting instruction form or have questions regarding the CH2M Special Meeting, please contact CH2M’s proxy solicitor:

Georgeson LLC

Toll Free: (888) 566-8006

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

CH2M SPECIAL MEETING PROPOSALS

PROPOSAL 1

APPROVAL OF THE CH2M MERGER PROPOSAL

The CH2M Merger Proposal

CH2M is asking CH2M stockholders to approve the CH2M Merger Proposal. CH2M stockholders should carefully read this Proxy Statement/Prospectus in its entirety, including the Annexes and the information incorporated by reference, for more detailed information concerning the Merger Agreement and the Merger. In particular, CH2M stockholders are directed to the Merger Agreement, a copy of which is attached as Annex A to this Proxy Statement/Prospectus.

Vote Required and CH2M Board of Directors Recommendation

The proposal to adopt the Merger Agreement will be approved if a majority of the outstanding shares of CH2M Common Stock and CH2M Preferred Stock entitled to vote, voting together as a single class on an as-converted basis, vote in favor of the CH2M Merger Proposal.

The CH2M board of directors recommends a vote “FOR” the CH2M Merger Proposal.

CH2M SPECIAL MEETING PROPOSALS

PROPOSAL 2

AUTHORITY TO ADJOURN THE CH2M SPECIAL MEETING

The CH2M Adjournment Proposal

If at the CH2M Special Meeting of stockholders, the CH2M board of directors determines it is necessary or appropriate to adjourn the CH2M Special Meeting, CH2M intends to move to vote on the CH2M Adjournment Proposal. For example, the CH2M board of directors may make such a determination if the number of shares of CH2M Common Stock and CH2M Preferred Stock represented and voting in favor of the CH2M Merger Proposal at the CH2M Special Meeting is insufficient to adopt that proposal under the DGCL, to enable the CH2M board of directors to solicit additional proxies in respect of such proposal. If the CH2M board of directors determines that it is necessary or appropriate, CH2M will ask its stockholders to vote only upon the CH2M Adjournment Proposal and not the CH2M Merger Proposal.

In this proposal, CH2M is asking you to authorize the holder of any proxy solicited by the CH2M board of directors to vote in favor of the CH2M Adjournment Proposal. If the stockholders approve the CH2M Adjournment Proposal, CH2M could adjourn the CH2M Special Meeting and any adjourned session of the CH2M Special Meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from CH2M stockholders that have previously voted. Among other things, approval of the CH2M Adjournment Proposal could mean that, even if CH2M had received proxies representing a sufficient number of votes against the CH2M Merger Proposal to defeat that proposal, CH2M could adjourn the CH2M Special Meeting without a vote on the CH2M Merger Proposal and seek to convince the holders of those shares to change their votes to votes in favor of the CH2M Merger Proposal. Additionally CH2M may seek to adjourn the CH2M Special Meeting if a quorum is not present or otherwise at the discretion of the chairman of the CH2M Special Meeting.

Vote Required and CH2M Board of Directors Recommendation

The CH2M Adjournment Proposal will be approved if a majority of the votes cast (excluding abstentions) by the shares of CH2M Common Stock and CH2M Preferred Stock, voting together as a single class on an as-converted basis, present or represented by proxy at the CH2M Special Meeting and entitled to vote on such matter, vote in favor of the CH2M Adjournment Proposal, whether or not a quorum is present.

The CH2M board of directors recommends that you vote “FOR” the CH2M Adjournment Proposal.

CH2M SPECIAL MEETING PROPOSALS

PROPOSAL 3

MERGER-RELATED NAMED EXECUTIVE OFFICER CH2M GOLDEN PARACHUTE PROPOSAL

Non-Binding Advisory Vote on the Merger-Related Named Executive Officers

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Rule 14a-21(c) of the Exchange Act, CH2M is seeking non-binding, advisory stockholder approval of the CH2M Golden Parachute Proposal, as disclosed in the section entitled “The Merger—Interests of CH2M’s Directors and Officers in the Merger—Quantification of Payments and Benefits to CH2M’s Named Executive Officers” beginning on page 179. The proposal gives CH2M stockholders the opportunity to express their views on the Merger-related compensation of CH2M’s named executive officers. Accordingly, CH2M is requesting stockholders to approve the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the stockholders of CH2M approve, on a non-binding, advisory basis, certain compensation that will or may become payable to CH2M’s named executive officers in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Interests of CH2M’s Directors and Officers in the Merger—Quantification of Payments and Benefits to CH2M’s Named Executive Officers” beginning on page 179 of the Proxy Statement/Prospectus.”

Because your vote is advisory, it will not be binding upon CH2M, Jacobs or their respective boards of directors. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, if the Merger is consummated, CH2M’s named executive officers may become eligible to receive the various change-in-control payments in accordance with the terms and conditions applicable to those payments.

The vote on this non-binding CH2M Golden Parachute Proposal is separate and apart from the vote on the CH2M Merger Proposal and the CH2M Adjournment Proposal. Accordingly, you may vote “FOR” the CH2M Merger Proposal and the CH2M Adjournment Proposal and vote “AGAINST” or “ABSTAIN” for this CH2M Golden Parachute Proposal (and vice versa).

Vote Required and CH2M Board of Directors Recommendation

The non-binding advisory CH2M Golden Parachute Proposal will be approved if a majority of the votes cast (excluding abstentions) by the shares of CH2M Common Stock and CH2M Preferred Stock, voting together as a single class on an as-converted basis, present or represented by proxy at the CH2M Special Meeting and entitled to vote on such matter, vote in favor of the CH2M Golden Parachute Proposal, assuming a quorum is present.

The CH2M board of directors recommends that you vote “FOR” the non-binding, advisory CH2M Golden Parachute Proposal.

INFORMATION ABOUT JACOBS AND MERGER SUB

Jacobs Engineering Group Inc.

Jacobs Engineering Group Inc.

1999 Bryan Street

Suite 1200

Dallas, Texas 75201

Phone: (214) 583-8500

Jacobs Engineering Group Inc. (“Jacobs”) is one of the world’s largest and most diverse providers of full-spectrum technical, professional and construction services for industrial, commercial and government organizations globally. Jacobs employs over 54,000 people and operates in more than 25 countries around the world.

Jacobs is a Delaware corporation headquartered in Dallas, Texas. Jacobs’ common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “JEC.” Additional information about Jacobs and its subsidiaries is included in documents incorporated by reference into this Proxy Statement/Prospectus. See “Where You Can Find More Information” beginning on page 237.

For additional information regarding Jacobs, please refer to its Annual Report on Form 10-K for the year ended September 30, 2016, as filed with the SEC and incorporated by reference into this Proxy Statement/Prospectus, as well as Jacobs’ other filings with the Securities and Exchange Commission (the “SEC”). See “Where You Can Find More Information” beginning on page 237.

Basketball Merger Sub Inc.

Basketball Merger Sub Inc.

1999 Bryan Street

Suite 1200

Dallas, Texas 75201

Phone: (214) 583-8500

Basketball Merger Sub Inc. (“Merger Sub”) is a wholly-owned direct subsidiary of Jacobs. On August 1, 2017, Jacobs entered into an Agreement and Plan of Merger with CH2M HILL Companies, Ltd. and Merger Sub (the “Merger Agreement”). Pursuant to and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into CH2M, with CH2M continuing as the surviving corporation and becoming a wholly-owned direct subsidiary of Jacobs (the “Merger”). Merger Sub and was formed on July 20, 2017 solely for the purpose of consummating the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger, including the preparation of applicable regulatory filings in connection with the Merger.

INFORMATION ABOUT CH2M

Description of the Business

CH2M HILL Companies, Ltd. (“CH2M”) is a large employee-controlled professional engineering services firm, founded in 1946, providing engineering, construction, consulting, design, design-build, procurement, engineering-procurement-construction (“EPC”), operations and maintenance, program management and technical services to U.S. federal, state, municipal and local government agencies, national governments, as well as private industry and utilities, around the world. A substantial portion of CH2M’s professional fees are derived from projects that are funded directly or indirectly by government entities. CH2M has approximately 20,000 employees worldwide inclusive of craft and hourly employees as well as employees in its consolidated joint ventures.

CH2M’s strategy is to deliver valued solutions to its chosen clients in selective geographies that align to its core service capabilities. CH2M differentiates through client centricity, its focused approach to developing and delivering innovative solutions, and the values and culture of the firm that are embedded in how CH2M serves its clients and communities. Since its founding in 1946, CH2M has grown through organic growth which has been augmented with acquisitions that expand its portfolio of services and geographic reach to further enhance its value proposition to its clients. CH2M believes this strategy results in deep long-term client relationships, rewarding growth opportunities for its employees and profitable growth for its stockholders long-term. Below is a discussion of CH2M’s significant developments and key acquisitions occurring over the past five years.

Proposed Acquisition by Jacobs Engineering

On August 1, 2017, CH2M entered into the Merger Agreement with Jacobs. The Merger Agreement provides for the merger of Merger Sub with and into CH2M, with CH2M continuing as the surviving company and a wholly-owned direct subsidiary of Jacobs.

Each outstanding share of common stock, par value $0.01 per share, of CH2M (“CH2M Common Stock”) will be cancelled and converted in the Merger into the right to receive, at the election of the holder thereof, (i) a combination of $52.85 in cash and 0.6677 shares of common stock, par value $1.00 per share, of Jacobs (“Jacobs Common Stock”), (ii) $88.08 in cash or (iii) 1.6693 shares of Jacobs Common Stock. Each outstanding share of CH2M preferred stock, par value $0.01 per share, (“CH2M Preferred Stock”) will be deemed converted into shares of CH2M Common Stock in accordance with the Certificate of Designation of the CH2M Preferred Stock (the “Certificate of Designation”) for such preferred stock, and such shares will also be automatically converted into the right to receive, at the election of the holder thereof, the same merger consideration. Stockholder elections with respect to the form of merger consideration to be received in connection with the Merger Agreement will be subject to proration, such that the overall consideration to be paid by Jacobs in connection with the Merger will be 60% in the form of cash and 40% in the form of shares of Jacobs Common Stock.

The Merger is subject to approval by CH2M’s stockholders, performance by the parties of all their obligations under the Merger Agreement, regulatory approvals and the satisfaction of other customary closing conditions. CH2M anticipates that the transaction will be consummated prior to the end of calendar 2017. However, CH2M cannot predict with certainty whether and when any of the required closing conditions will be satisfied or if the Merger will close.

Discontinued Operations

In connection with its 2014 Restructuring Plan (as defined below), CH2M elected to exit the fixed-price Power EPC business, which was a stand-alone operating segment. CH2M intended to complete its remaining contracted fixed-price Power EPC contracts, the largest of which was a project in Australia through a consolidated joint venture partnership with an Australian construction contractor and a major U.S.-based gas power technology manufacturer (the “Power EPC Consortium”) to engineer, procure, construct and start-up a combined cycle power plant that would supply power to a large liquefied natural gas facility in Australia. However, on January 24, 2017, the Power EPC Consortium terminated its contract with its client, JKC Australia LNG Pty (the “Contractor”), on the grounds that the Contractor had by its actions repudiated the contract. As a result of the termination of the contract, CH2M substantially completed all of its operations in the fixed-price Power EPC business, and, therefore, has presented the results of operations, financial position, cash flows and disclosures related to the fixed-price Power EPC business as discontinued operations in its consolidated financial statements. See “Information about CH2M—Legal Proceedings” beginning on page 104.

Preferred Stock Issuance

On June 24, 2015, CH2M sold and issued an aggregate of 3,214,400 shares of CH2M Preferred Stock for an aggregate purchase price of $200.0 million in a private placement to AP VIII CH2 Holdings, L.P. (“Apollo”), a subsidiary owned by investment funds affiliated with Apollo Global Management, LLC. The sale occurred in connection with the initial closing pursuant to the Subscription Agreement entered into by CH2M and Apollo on May 27, 2015 (“Subscription Agreement”). On April 11, 2016, CH2M sold and issued an additional 1,607,200 shares of CH2M Preferred Stock for an aggregate purchase price of approximately $100.0 million in a second closing to Apollo pursuant to the conditions of the Subscription Agreement.

Restructuring

During the third quarter of 2016, CH2M began a process to review the structure and resources within its business segments and formulate a restructuring plan to more fully align global operations with CH2M’s client-centric strategy, including a simplified organization structure and streamlined delivery model to achieve higher levels of profitable growth (“2016 Restructuring Plan”). The restructuring activities primarily included workforce reductions and facilities consolidations. The restructuring activities under the 2016 Restructuring Plan were substantially complete in the first quarter of 2017.

In September 2014, CH2M commenced certain restructuring activities in order to achieve important business objectives, including reducing overhead costs, improving efficiency, and reducing risk (“2014 Restructuring Plan”). These restructuring activities, which continued into 2015, included such items as a voluntary retirement program, workforce reductions, facilities consolidations and closures, and evaluation of certain lines of business. The restructuring activities under the 2014 Restructuring Plan were substantially complete as of December 25, 2015.

Halcrow Pension Scheme Restructuring

On October 4, 2016, Halcrow Group Limited (“HGL”), a subsidiary of CH2M, effected a transaction to restructure the benefits provided to members of the Halcrow Pension Scheme (“HPS”), a defined benefit plan sponsored by HGL, by providing each member with the option to transfer his or her benefits in the HPS to a new pension scheme, which is also sponsored by HGL (“HPS2”). Alternatively, members had the option to remain in the HPS which will enter the Pension Protection Fund (“PPF”) under a regulated apportionment arrangement. The new scheme, HPS2, provides benefits that are better than the compensation that would otherwise be paid by the PPF if a member chose to join the PPF rather than the HPS2. The PPF was created by the United Kingdom Pensions Act 2004 to provide compensation to members of eligible defined benefit pension schemes when an employer of the scheme can no longer support the pension scheme. A member that transferred to the HPS2 will receive substantially similar benefits to those in the HPS, except that annual increases and revaluation of benefits are reduced to statutory levels. A pension scheme member of the HPS that elected to transfer to the new scheme also received a one-time uplift to benefits of either 1.0% or 2.5%. The Pension Regulator, which is the United Kingdom’s executive body that regulates work-based pension schemes, and the PPF provided necessary regulatory approvals for the transaction to restructure the HPS benefits.

As a result of the transaction described above, HGL ceased to have any further obligations to the HPS on October 4, 2016. All members who consented to transfer to HPS2 were transferred on October 5, 2016. Members who agreed to transfer to the new scheme account for 96.6% of the HPS’ liabilities and a broadly equivalent proportion of the HPS’ assets have transferred to the new scheme, as well as 20% of HGL’s equity issued as part of the transaction. As a result of the restructured benefits for those members transferring to the HPS2, the projected benefit obligation was reduced by $362.3 million. Those members who remained in the HPS began the process of transferring to the PPF during the fourth quarter of 2016 along with the assets that remain in the HPS, as well as 5% of HGL’s equity issued as part of the transaction, resulting in a settlement of $28.4 million and an actuarial gain of $16.2 million within the projected benefit obligation. CH2M did not incur a gain or loss on settlement as a result of the transaction as the settlement cost related to the members who remained in HPS was less than the service and interest cost components of net periodic pension expense for 2016.

Additionally, in connection with the transaction, CH2M issued a £50.0 million, approximately $65.0 million, parent company guarantee to support HPS2 and funded £80.0 million, approximately $104.0 million, to be allocated between HPS2 and the PPF based on the proportion of the HPS’ members that transferred to HPS2.

Acquisitions

On April 4, 2014, CH2M acquired certain assets and liabilities of TERA Environmental Consultants (“TERA”). TERA was an employee-owned environmental consulting firm headquartered in Canada specializing in environmental assessment, planning, siting, permitting, licensing, and related services for the pipeline, electrical transmission, and oil and gas industries. Additionally, on September 6, 2016, CH2M acquired a controlling interest in one of its joint ventures which primarily operates within CH2M’s State & Local Governments sector.

CH2M’s Clients, Key Segments, and Geographic Areas

In the first quarter of 2017, CH2M implemented a new organizational structure to more fully align global operations with its client-centric strategy, resulting in three sectors: National Governments, Private, and State & Local Governments. Each of these sectors has been identified as a reportable operating segment. Additionally, the termination on January 24, 2017 of the Australian fixed-price Power EPC contract resulted in the substantial completion and discontinuation of CH2M’s former Power EPC operating segment, which was, during the year ended December 30, 2016, a stand-alone reportable operating segment. As a result, in 2017 the financial position and results of operations from this former segment are reflected in this Proxy Statement/Prospectus within CH2M’s consolidated financial statements as amounts attributable to discontinued operations and are excluded from the amounts attributable to continuing operations. The following discussion describes CH2M’s business in the context of its current reportable segments, and any prior year amounts have been revised to conform to the current year presentation.

Clients

CH2M provides services to a broad range of U.S. domestic and international clients, including federal, state, municipal and local government agencies, national governments, as well as private industry and utilities. CH2M performs services as the prime contractor, a subcontractor, or through joint ventures or partnership agreements with other service providers. The demand for CH2M’s services generally comes from capital spending decisions made by CH2M’s clients.

The following table summarizes CH2M’s primary client types served and revenue earned by each of CH2M’s three operating segments during 2016:

Segments	% of 2016 Revenue	Client Type
National Governments	37.7%	• U.S. federal government agencies
		• U.S. civilian agencies
		• International governments
Private	25.2%	• Oil and gas companies
		• Chemicals and life sciences companies
		• Manufacturing, industrial, and electronics companies
State & Local Governments	37.1%	• State and provincial governments and agencies
		• Local and municipal governments and agencies

The following table provides a summary of representative CH2M clients based on clients of CH2M’s three operating segments:

Public Sector Clients	Private Sector Clients

•    U.S. Department of Energy

•    U.S. Department of Defense

•    U.S. Department of the Interior

•    U.S. Air Force

•    U.S. Navy

•    U.S. Army

•    U.S. Army Corps of Engineers

•    U.S. Federal Emergency Management Agency

•    U.S. Agency for International Development

•    U.S. Environmental Protection Agency

•    U.S. Department of Homeland Security

•    U.S. Department of Transportation

•    U.S. National Aeronautics and Space Administration

•    Canadian Nuclear Laboratories

•    Atomic Energy of Canada Limited

•    U.K. Environment Agency

•    U.K. Department for Transport

•    U.K. Nuclear Decommissioning Authority

•    U.K. Ministry of Defence

•    Panama Canal Authority

•    Qatar Public Works Authority (ASHGHAL)

•    Qatar 2022 Supreme Committee

•    Highways England

•    Transport for London Transport Scotland

•    State and provincial governments and agencies

•    Local and municipal governments and agencies

•    Major oil and gas companies, refiners and pipeline operators

•    Utilities

•    Chemicals companies

•    Metals and mining companies

•    Advanced technology manufacturers

•    Pharmaceutical and biotechnology companies

•    Aerospace companies

•    General manufacturing companies

•    Renewable energy companies

•    Universities

•    Private seaports and airports

In 2016, across all segments, CH2M derived approximately 21% of its total revenue from contracts with the U.S. federal government and the agencies regulated by the U.S. federal government. Additionally, CH2M derived approximately 12% of its total revenue from CH2M’s consolidated joint venture consulting contract with Canadian Nuclear Laboratories within the National Governments segment.

Key Segments

The following is a description of each of CH2M’s key segments, which consist of CH2M’s three sectors, including the National Governments, Private, and State & Local Governments sectors, and the services CH2M provides.

National Governments

CH2M’s National Governments sector partners with governments around the world, as well as contractors who support government agencies and departments, to advance their nuclear, defense, environmental, infrastructure, social and economic missions. The portfolio of services includes consulting, planning, design, engineering, operations and maintenance, construction management, program management, and full service decontamination, remediation and waste management.

Within its nuclear business, CH2M provides project management, decommissioning, environmental remediation, waste and nuclear material management, nuclear operations, consulting, and engineering and construction services for government and associated private clients. CH2M specializes in the management of complex nuclear programs and projects around the world. CH2M’s experience includes managing and operating nuclear facilities and providing innovative and time-sensitive cleanup and environmental remediation for government facilities and sites worldwide. CH2M provides program management and program advisory services to national defense and commercial nuclear clients, as well as planning, permitting, and licensing of new nuclear energy generating stations. The U.S. Department of Energy, Atomic Energy of Canada Limited and the U.K. Nuclear Decommissioning Authority are CH2M’s primary liabilities management clients. However, CH2M has also decommissioned reactors for utilities and research reactors for universities, and CH2M has worked in the commercial nuclear power sector in countries outside the U.S., including the United Arab Emirates.

In CH2M’s defense and national security business, CH2M serves the U.S. Department of Defense and associated agencies such as the U.S. Army, the U.S. Air Force, the U.S. Navy and the Defense Threat Reduction Agency, sustaining U.S. Department of Defense’s mission around the world. Internationally, CH2M supports the defense mission in the United Kingdom with the U.K. Ministry of Defence, as well as contractors like Lockheed Martin, BAE System and Rolls Royce. Additionally, CH2M serves civilian agencies charged with improving environmental, social and economic well-being, such as the U.S. Environmental Protection Agency, U.S. Department of Homeland Security, U.S. Federal Emergency Management Agency and the U.S. Agency for International Development.

Within its environmental services business, CH2M provides national governments with technology-focused solutions for protecting human health, preserving the environment and restoring impacted natural resources. CH2M achieves this mission through its global practices which include environmental planning, environmental asset services, environmental health and safety compliance, geospatial and environmental data management, nuclear liabilities management, threat reduction and public health security. CH2M excels at effectively and consistently deploying its systems and processes throughout the world, while addressing the unique local stakeholder and regulatory needs of each client and project.

Through CH2M’s government facilities and operations services, CH2M plans, designs, constructs, operates and maintains various categories of facilities, installations, and infrastructure at all types of government and military locations. CH2M offers contingency and logistics, planning and consulting, energy efficiency consulting, engineering and design, climate adaption and resilience, operations and maintenance, and program management services worldwide.

Private

CH2M’s Private sector serves many of the world’s leading global and large private companies, spanning the oil and gas, chemicals, manufacturing, electronics, process, advanced facilities and life sciences industries. The portfolio of services includes consulting, planning, design, engineering, operations and maintenance, environmental health and safety (“EHS”), construction management and program management.

Within its oil and gas business, CH2M serves the upstream, pipelines and terminals, and refining and marketing sectors of the oil and gas industry. For the upstream sector, CH2M performs engineering, modular fabrication, erection, construction, and operations and maintenance services for oil and gas fields. CH2M delivers compression and dehydration facilities, drilling and well support services, enhanced oil recovery infrastructure, field development, fleet support, natural gas gathering and processing, conventional oil production, sulfur recovery, acid gas treating, and heavy oil and steam-assisted gravity drainage facilities. In its pipelines and terminals sector, CH2M focuses on infrastructure projects that gather, store, and transport oil, natural gas, refined products, carbon dioxide, and other related hydrocarbons, liquids, and gases. These projects include pipelines, compression, pump stations, metering, tank farms, terminals, and related facilities for midstream (wellhead to central processing) and downstream (cross-country transportation) systems. Within its refining sector, CH2M provides conceptual and preliminary engineering, front-end and detail design, procurement, construction, and- operations and maintenance services. CH2M’s refining experience includes technology evaluation and feasibility studies; design and construction of refinery units, terminals, pipelines, pump stations, and cogeneration facilities; design, fabrication, and installation of modules and pipe racks; turnarounds and revamps; effluent treatment; refinery conversion to heavy crude oil processing; and process safety management. CH2M’s oil and gas business serves clients in the U.S., Canada, Mexico, South America, the Middle East, Asia and Russia, including conducting comprehensive activities in rough terrain and severe climatic conditions.

CH2M’s chemicals business serves various sectors of the industry, including petrochemicals and derivatives, inorganics, specialties and agricultural chemicals. CH2M has substantial experience in polysilicon, chemicals from alternative feedstock, bioprocess, alkalis and chlorine, pigments and coating, monomers and polymers, resins and plastics and synthetic performance fibers. This group also serves the biofuels market where CH2M specializes in advanced fuel sources for biofuels development in the U.S., Canada, and Latin America. CH2M’s chemicals business serves clients in North and South America, Asia, Europe and the Middle East.

In CH2M’s manufacturing, advanced facilities and life sciences business, CH2M provides program management, consulting, planning, design, EHS and construction management services to clients in the semiconductor, wafers, nanotechnology, photo voltaic, data centers, flat panel displays, pharmaceuticals, automotive, food and beverage, building materials, metals and consumer products industries. CH2M’s clients typically require integrated design, engineering and construction services for complex manufacturing systems, including clean rooms, ultrapure water and wastewater systems, chemical and gas systems and production tools. CH2M also provides specialized consulting services to optimize the operating efficiency and return on investment for complex manufacturing facilities. CH2M leverages its strategic business planning capabilities to help clients structure and plan their high-volume manufacturing projects, and to provide follow-on design and construction services, manufacturing, advanced facilities and life sciences business serves clients in the U.S., Asia, Mexico, South America, Europe, and the Middle East.

Additionally, CH2M leverages its leading position in water and environmental services to provide its private sector clients with solutions for reducing the amount of freshwater being used for industrial applications; comprehensive contaminated site investigation, remediation and revitalization services; environmental health and safety regulatory compliance and auditing, management systems and sustainability consulting; siting studies, feasibility studies, and environmental permitting and licensing, as well as climate adaptation and resiliency for facilities around the world.

State & Local Governments

CH2M’s State & Local Governments sector helps cities, counties, states, local authorities and provinces transform the way citizens and businesses interact with their infrastructure and their environment through its water, transportation, and urban environments services. The portfolio of services includes consulting, design and engineering, program management, operations and maintenance, design build, and construction management.

Within its water business, CH2M provides integrated, sustainable solutions serving the wastewater, drinking water, conveyance and storage, water resources and ecosystem management, and intelligent water solutions industries. CH2M’s services include consulting, design and engineering, program management, design-build, and operations and maintenance. CH2M’s broad portfolio of water solutions help clients address all water challenges created by extreme climate events, population growth, decaying and aging infrastructure, water supply uncertainty, global climate resiliency, regulatory changes, and increasing demand. CH2M also works with clients to identify solutions for water and energy conservation, and to reevaluate processes to achieve cost savings and reduce environmental impacts. CH2M’s water business serves clients throughout Asia, Australia, Europe, India, Latin America, South America, the Middle East and North America.

CH2M’s transportation business provides horizontal and vertical infrastructure development services for the aviation, highway and bridge, ports and maritime, and transit and rail markets. Working with clients around the world, CH2M’s services support urbanization and population growth; the safe and efficient movement of people and goods; serviceability of aging infrastructure; resource extraction; infrastructure resilience to climatic change/dramatic weather events; and signature infrastructure to stimulate regional economic growth. CH2M offers a broad portfolio of services, including procurement and technical advisory, transportation planning, environmental studies and documentation, design engineering, design for design-build, project/program management, construction management, operations and asset management services, and climate adaptation and resiliency. In the aviation industry, CH2M delivers airside and landside services to commercial and general aviation airports. For its municipal and state highway and bridge clients, CH2M specializes in motorways, freeways and complex interchanges; toll roads/HOT/HOV lanes; highway structures and footbridges; signature bridges and major crossings; highway tunnels; and bike and pedestrian facilities. In the ports and maritime market, CH2M serves clients developing cargo terminals, intermodal facilities, ferry terminals, urban waterfronts and cruise line terminals. CH2M’s transit and rail services encompass high-speed rail; metros and urban transit; commuter rail; light rail, trolleys and streetcars; bus rapid transit; freight rail; and intermodal facilities. CH2M’s transportation business delivers projects in Asia, Europe, Latin America, the Middle East and North America.

CH2M’s urban environments business helps city leaders meet the demands of growth and enhance quality of life for their urban constituents by providing master planning and consulting, economic development planning, project development, land development, program management operations and maintenance and solid waste management services. CH2M helps cities create and implement sustainable development strategies to achieve social, environmental and economic progress and prosperity. CH2M’s urban environments business serves clients in the U.S., Canada, Latin America, Europe, Asia and the Middle East.

Geographic Areas

CH2M provides services to clients located in numerous countries across the globe. Internally, CH2M divides its operations into six geographic regions: Asia Pacific; Canada; Europe; Central and South America; Middle East, North Africa, and India; and the United States. Although the majority of its consolidated revenue is generated from its domestic operations, CH2M provides services in numerous countries, including Canada which accounted for 17% of CH2M’s total consolidated revenue in 2016 and was primarily related to operations within the National Governments segment. The United Kingdom accounted for 10%, 11% and 10% of CH2M’s total consolidated revenue in 2016, 2015 and 2014, respectively. Total U.S. and international revenue for the years ended were as follows:

($ in thousands)	December 30, 2016	December 25, 2015	December 31, 2014
U.S.	$3,304,752	$3,589,928	$3,806,935
International	1,890,915	1,559,853	1,409,589

Total	$5,195,667	$5,149,781	$5,216,524

The fixed assets to support CH2M’s continuing business operations and CH2M’s clients are located both domestically and internationally. Total U.S. and international net property, plant and equipment for the years ended were as follows:

($ in thousands)	December 30, 2016	December 25, 2015	December 31, 2014
U.S.	$225,929	$179,436	$215,689
International	20,667	20,029	42,471

Total	$246,596	$199,465	$258,160

Competition

The market for design, consulting, engineering, construction, design-build, EPC, operations and maintenance, and program management services is highly competitive, fragmented, consolidating and to some extent becoming commoditized. CH2M competes primarily with large multinational firms and also with smaller firms on contracts within the private industry, national, and state and local government sectors. In addition, some of CH2M’s clients, including government agencies, occasionally utilize their own internal resources to perform design, engineering and construction services where CH2M might have been the service provider.

Numerous mergers and acquisitions in the engineering services industry have resulted in a group of large firms that offer a full complement of single-source services including studies, designs, construction, design-build, EPC, operation and maintenance and in some instances, facility ownership. Included in the current trend is movement towards larger program and contract awards and longer-term contract periods for a full suite of services, (e.g., 5 to 20 year full-service contracts). These larger, longer, more comprehensive contracts require substantially greater financial and human capital than in the past. CH2M believes it can compete effectively for these full service programs.

To CH2M’s knowledge, no single company or group of companies currently dominates any significant portion of the engineering services markets. As such, the industry is highly fragmented. Competition in the engineering services industry is based on quality of performance, reputation, expertise, price, technology, customer relationships, range of service offerings and domestic and international geographic deployment capabilities.

Backlog

Backlog represents the total dollar amount of revenue CH2M expects to earn as a result of performing work under contracts that have been awarded. CH2M’s backlog also reflects the future activities related to consolidated joint ventures. Many of CH2M’s contracts require it to provide services that span over a number of fiscal years. U.S. government agencies operate under annual fiscal appropriations by the U.S. Congress and fund various federal contracts only on an incremental basis. The same is true of many state, local and foreign contracts. CH2M’s policy is to include in backlog the full contract award, whether funded or unfunded. Unexercised options under any contract are not included in the backlog. In accordance with industry practice, substantially all of CH2M’s contracts are subject to cancellation, termination, or suspension at the discretion of the client.

The following table provides backlog revenue by CH2M’s three operating segments for the six months ended June 30, 2017 and the years ended December 30, 2016 and December 25, 2015:

($ in millions)	June 30, 2017	December 30, 2016	December 25, 2015
National Governments	$4,504	$4,431	$5,754
Private	815	822	1,072
State & Local Governments	3,522	2,919	3,312

Total backlog revenue	$8,841	$8,172	$10,138

The decrease in CH2M’s backlog revenue as of December 30, 2016 as compared to December 25, 2015 was primarily related to the realization of revenue in 2016 as operations on a large nuclear project in the consolidated Chalk River Joint Venture (as defined below) began late in 2015. Backlog revenue attributable to the Chalk River Joint Venture was $2.2 billion, $2.5 billion, and $3.2 billion as of June 30, 2017, December 30, 2016, and December 25, 2015, respectively. Additionally, several large design-build-operate water projects approached completion in 2016. The majority of the current backlog will be performed in 2017 and 2018. See Note 16 “Subsequent Events” to the attached CH2M Consolidated Financial Statements as of June 30, 2017 and December 30, 2016 and for the Three and Six Months Ended June 30, 2017 and June 24, 2016 (unaudited) for additional detail.

Executive Officers of CH2M

The executive officers of CH2M are listed below, along with their ages, tenure as officer and business background for at least the last five years.

Ryan L. Beckman. Age 48. Mr. Beckman has been the Vice President, Chief Accounting Officer and Controller of CH2M since March 1, 2015. He previously served as Assistant Controller of CH2M from May 2004 to February 2015. Prior to joining CH2M, Mr. Beckman served in various auditing positions with Ernst & Young LLP from September 1991 to May 2004.

Lisa Glatch. Age 55. Ms. Glatch has been the Executive Vice President of Growth and Sales of CH2M since November 2016 and was the Executive Vice President of Client Solutions and Sales of CH2M from April 2014 to November 2016. She previously served as Senior Vice President of Global Sales and Vice President of Denver Operations Upstream Oil and Gas Region for Jacobs from April 2012 through March 2014. From 1986 to 2010, Ms. Glatch was with Fluor Corporation (engineering company) serving in various capacities from 1986 through 2010 including the Senior Vice President of Energy and Chemicals from 2009 to 2010. Ms. Glatch is a member of the Board of Directors of CH2M.

Shelette M. Gustafson. Age 52. Ms. Gustafson has been the Chief Human Resources Officer of CH2M since January 2016. She joined CH2M in 2007 as a Human Resources Director and served as the Vice President, Global Human Resources Delivery of CH2M from 2011 to 2015. Ms. Gustafson came to CH2M from McDATA Corporation (technology company) where she was the Director of Human Resources from 2002 to 2007.

Jacqueline C. Hinman. Age 56. Ms. Hinman has been the Chairman of the Board of Directors of CH2M since September 2014 and has been the President and Chief Executive Officer of CH2M since January 2014. She previously served as the Senior Vice President and President of the International Division of CH2M from 2012 to 2014, the President of the Facilities and Infrastructure Division of CH2M from 2011 until 2012, and the Vice President, Major Programs and Executive Director for Mergers and Acquisitions of CH2M between 2009 and 2010.

Gary L. McArthur. Age 57. Mr. McArthur has been the Executive Vice President and Chief Financial Officer of CH2M since August 2014. Prior to joining CH2M he served as the Chief Financial Officer of Harris

Corporation (international communications and information technology company) from 2006 to 2014, and in various other financial positions between 1997 and 2006.

Thomas M. McCoy. Age 67. Mr. McCoy has been the Executive Vice President, General Counsel and Corporate Secretary of CH2M since September 2014. Prior to joining CH2M, he was a partner in the law firm of O’Melveny & Myers from 2011 to 2014 and from 1977 to 1995. From 1995 through 2010, Mr. McCoy served first as the Senior Vice President, General Counsel and Secretary of Advanced Micro Devices, Inc. (semiconductor company) and then as the Executive Vice President, Chief Legal and Administrative Officer of Advanced Micro Devices, Inc.

Gregory T. McIntyre. Age 59. Mr. McIntyre has been the President of the State & Local Governments Client Sector of CH2M since November 2016 and was the President of the Global Business Groups of CH2M from January 2015 to November 2016. He previously was the Corporate Vice President and Global Market President, Water Business Group in 2014 and 2015, concurrently with the President, Global Business Groups role. He previously served as the Managing Director of CH2M’s International Infrastructure business from 2012 to 2014. Prior to that role, Mr. McIntyre served as the Managing Director of Halcrow (engineering company), acquired by CH2M in 2011, and a member of its board of directors, and oversaw the integration of the Halcrow operations into CH2M. He was the Deputy Program Manager and CH2M Managing Director for CLM Delivery Partner, the delivery partner to the Olympic Delivery Authority for the London 2012 Olympics and Paralympic Games, between 2010 and 2011. Mr. McIntyre is a member of the Board of Directors of CH2M.

Carlo Orsenigo. Age 57. Mr. Orsenigo has been the Executive Vice President for Global Project Services of CH2M since November 2016 and was the Regional Managing Director for Latin America of CH2M from January 2016 to November 2016. Prior to that, he was CH2M’s Regional Energy Manager in Latin America from December 2012 to January 2016 and the Mexico Country Manager beginning in January 2011. Mr. Orsenigo joined CH2M in August 2010.

Terry Ruhl. Age 51. Mr. Ruhl has been the President of the National Governments Client Sector of CH2M since November 2016 and was the President of the Transportation Business Group of CH2M from July 2012 to November 2016. Prior to that, he served as the Senior Vice President of the Transportation Business Group and Director of Consulting and International Operations from June 2009 to July 2012, the Global Market Sector Director from June 2008 to June 2009 and the Aviation Market Sector Director from August 2006 to June 2008. Mr. Ruhl’s tenure with CH2M spans twenty-four years. Mr. Ruhl is a member of the Board of Directors of CH2M.

Matthew Sutton. Age 58. Mr. Sutton has been the President of the Private Client Sector of CH2M since November 2016 and was the President of the Environment and Nuclear Business Group of CH2M from March 2016 to November 2016. He previously served as President of Aecom’s (engineering company) environmental business from 2011 to 2016 and as Executive Vice President and Director of Operations of Arcadis (engineering company) from 2008 to 2011.

There are no family relationships among the executive officers or directors of CH2M. The executive officers are elected by the CH2M board of directors each year and hold office until the organizational meeting of the CH2M board of directors in the next subsequent year and until his or her successor is chosen or until his or her earlier death, resignation or removal.

Available Information

For information regarding CH2M, including free copies of CH2M’s filings with the SEC, please visit CH2M’s web site at ir.ch2m.com. The SEC filings, which include CH2M’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K are made available as soon as practicable after they are filed with the SEC. The information on CH2M’s website is not, and shall not be deemed to be, a part hereof or incorporated into this or any of CH2M’s other filings with the SEC.

Properties

CH2M’s operations are conducted primarily in leased properties in 39 countries throughout the world. CH2M’s corporate headquarters are located at 9191 S. Jamaica Street, Englewood, Colorado. CH2M believes its current facilities, which include leases for approximately 2.7 million square feet worldwide, are adequate for the operation of its business.

Legal Proceedings

CH2M is party to various legal actions arising in the normal course of business. Because a large portion of CH2M’s business comes from U.S. federal, state and municipal sources, its procurement and certain other practices at times are subject to review and investigation by various agencies of the U.S. government and state attorneys’ offices. Such state and U.S. government investigations, whether relating to government contracts or conducted for other reasons, could result in administrative, civil or criminal liabilities, including repayments, fines or penalties or could lead to suspension or debarment from future U.S. government contracting. These investigations often take years to complete and many result in no adverse action or alternatively could result in settlement. Damages assessed in connection with and the cost of defending any such actions could be substantial. While the outcomes of pending proceedings and legal actions are often difficult to predict, management believes that proceedings and legal actions that have not yet been terminated through settlement would not result in a material adverse effect on CH2M’s results of operations or financial condition even if the final outcome is adverse to CH2M.

Many claims that are currently pending against CH2M are covered by CH2M’s professional liability insurance after CH2M has exhausted its self-insurance requirement. Management estimates that the levels of insurance coverage (after retentions and deductibles) are generally adequate to cover CH2M’s liabilities, if any, with regard to such claims. Any amounts that are probable of payment are accrued when such amounts are estimable.

CH2M-WG Idaho, LLC (“CWI”), owned 50.5% by CH2M HILL Constructors, Inc., a wholly owned subsidiary of CH2M HILL Companies, Ltd., is a remediation contractor for the U.S. Department of Energy (“DOE”) at the Idaho National Laboratory site. The original remediation contract was to run from May 2005 through September 2012, was extended through September 2015, and was extended again through March 31, 2016. CWI disagrees with DOE regarding CWI’s final fee for the base contract period from May 2005 through September 2012. In December 2013, the DOE issued a final determination that was approximately $30.0 million less than what CWI expected to receive in the fee determination. On March 6, 2014, CWI filed a Certified Claim with the Contracting Officer for a total fee owed of $40.1 million. The Certified Claim was rejected through a Contracting Officer’s Final Decision in May 2014, and CWI filed its appeal to the U.S. Civilian Board of Contract Appeals (“CBCA”) on May 30, 2014. The trial was held before the CBCA from April 12 through 28, 2016, and the post-trial briefing phase was completed by December 2016. On September 7, 2017, the CBCA issued its trial decision granting CWI’s claim for fees in the amount of $33.3 million plus interest. The CBCA disallowed that portion of the CWI’s claim for certain cost transfers ($7.9 million). The DOE is expected to seek reconsideration of the decision and, if unsuccessful, to appeal. Based on information presently known to management, CH2M believes that the outcome of this dispute will not have a material adverse effect on its financial condition, cash flows or results of operations.

In 2006, Halcrow Consulting Engineers & Architects, Ltd., Qatar Branch (“Halcrow”) entered into a Consulting Services Agreement with Qatari Diar Real Estate Investment Company (“QD”) to perform Pre and Post Contract Consultancy and Quantity Surveying Services for Lusail Development Primary Infrastructure, Marine, Earthworks, and Site Preparation Works (the “Project”) in Lusail, Qatar. The detailed design portion of the contract was extended from ten months to over seven years due primarily to employer delays and added scope, which were the responsibility of QD. On March 9, 2017, QD called Halcrow’s letter of credit for $6.7 million. On April 12, 2017, QD filed court proceedings in Qatari court (Qatari Civil and Commercial Court)

against Halcrow. The claims asserted by QD for Halcrow’s alleged bridge design defects, cost of redesign, work to remedy the bridge defects, and loss of profit and reputation, together with a further claim for alleged breach of contract relating to as yet unspecified infrastructure works, are approximately $182.0 million. QD’s alternative damage amount for decennial liability under Qatari law (a form of strict liability) is approximately $128.0 million. CH2M intends to vigorously defend against QD’s claims, and to assert counterclaims against QD, including without limitation counterclaims for Halcrow’s entitlement to certified receivables of $4.0 million, delay claims of a minimum of approximately $20.0 million, and the wrongful calling of the letter of credit of $6.7 million. CH2M will also assert the defense that the Agreement contains a limitation of liability provision capping any negligence damages against Halcrow of approximately $10.0 million.

In 2012, CH2M HILL Australia Pty Limited entered into a 50/50 integrated joint venture with UGL Infrastructure Pty Limited (“UGL”), an Australian construction contractor (“CH2M-UGL JV” or “JV”). The JV entered into a Consortium Agreement with General Electric and GE Electrical International Inc. (“Consortium”). The Consortium was awarded a contract by JKC Australia LNG Pty Limited (“JKC”) for the engineering, procurement, construction and commissioning of a 360 MW Combined Cycle Power Plant (the “Project”) for INPEX Operations Australia Pty Limited (“Inpex”) at Blaydin Point, Darwin, NT, Australia (the “Subcontract”). On January 24, 2017, the Consortium terminated the Subcontract because of JKC’s repudiatory breach. The Consortium also demobilized from the work site. The Consortium issued a termination letter which described JKC’s failure to properly administer the Subcontract. JKC claims the Consortium has abandoned the work and, as such, JKC has now purported to terminate the Subcontract. The Consortium and JKC are now in dispute over the termination. In connection with the parties’ primary dispute over the contract termination, on August 3, 2017, the Consortium filed a Request for Arbitration against JKC with the International Chamber of Commerce, seeking that JKC pay the Consortium for its repudiatory breach of the Subcontract based on the difference in the amount of the Consortium’s contract and the amount actually spent, which the Consortium alleges is likely to exceed $665.5 million. In the alternative, the Consortium also asserts that JKC owes for unresolved contract claims and change orders, in amounts in the hundreds of millions of dollars range to be determined through the arbitration. CH2M expects the arbitration to be lengthy and at this time is unable to predict the timing of resolution or the outcome of disputes, which will depend on disputed issues of fact and law. The outcome could be materially adverse to CH2M’s results of operations, cash flow and financial condition. The primary dispute over the termination is to be decided in an International Chamber of Commerce arbitration in Singapore. See “CH2M Management’s Discussion and Analysis of Financial Condition and Results of Operations—Discontinued Operations” beginning on page 116.

CH2M MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to assist in understanding CH2M’s financial condition, changes in financial condition and results of operations as a whole and for each of CH2M’s operating segments and should be read in conjunction with CH2M’s consolidated financial statements and notes thereto beginning on page 55.

Certain statements throughout CH2M’s Management’s Discussion and Analysis of Financial Condition and Results of Operations are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and thus reflect CH2M’s current expectations and beliefs with respect to certain current and future events and financial performance. Such forward-looking statements are continually subject to many risks and uncertainties relating to CH2M’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward-looking statements. Words such as “believes,” “anticipates,” “expects,” “will,” “plans” and similar expressions are intended to identify forward-looking statements.

Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed or assured. All such forward-looking statements in this Proxy Statement/Prospectus are based upon information available to CH2M on the date of this Proxy Statement/Prospectus. CH2M undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except as required by applicable law.

CH2M’s actual results could differ materially from these forward-looking statements due to numerous factors including, the risks and uncertainties set forth under the “Risk Factors” beginning on page 25, and the risks and uncertainties set forth from time to time in the reports CH2M files with the SEC. Consequently, forward-looking statements should not be regarded as representation or warranties by CH2M that such matters will be realized.

Business Summary

Founded in 1946, CH2M is a large employee-controlled professional engineering services firm providing engineering, construction, consulting, design, design-build, procurement, operations and maintenance, EPC, program management and technical services around the world. CH2M has approximately 20,000 employees worldwide inclusive of craft and hourly employees as well as employees in its consolidated joint ventures.

CH2M provides services to a diverse customer base including the U.S. federal and foreign governments and governmental authorities; provincial, state and local municipal governments and agencies; universities; and private sector industries. CH2M believes it provides its clients with innovative project delivery using cost-effective approaches and advanced technologies.

CH2M’s revenue is dependent upon its ability to attract and retain qualified and productive employees, identify business opportunities, allocate its labor resources to profitable markets, secure new contracts, execute existing contracts, and maintain existing client relationships. Moreover, as a professional services company, the quality of the work generated by CH2M’s employees is integral to its revenue generation.

Proposed Acquisition by Jacobs Engineering

On August 1, 2017, CH2M entered into the Merger Agreement with Jacobs. The Merger Agreement provides for the merger of Merger Sub with and into CH2M, with CH2M continuing as the surviving company and a wholly-owned direct subsidiary of Jacobs.

Each outstanding share of CH2M Common Stock will be cancelled and converted in the Merger into the right to receive, at the election of the holder thereof, (i) a combination of $52.85 in cash and 0.6677 shares of Jacobs Common Stock, (ii) $88.08 in cash or (iii) 1.6693 shares of Jacobs Common Stock. Each outstanding share of CH2M Preferred Stock will be deemed converted into shares of CH2M Common Stock in accordance with the Certificate of Designation, and such shares will also be automatically converted into the right to receive, at the election of the holder thereof, the merger consideration described above. Stockholder elections with respect to the form of merger consideration to be received in connection with the Merger will be subject to proration, such that the overall consideration to be paid by Jacobs in connection with the Merger will be 60% in cash and 40% shares of Jacobs Common Stock.

The Merger is subject to approval by CH2M’s stockholders, receipt of certain regulatory approvals and the satisfaction of other customary closing conditions. CH2M anticipates that the transaction will be consummated prior to the end of calendar 2017. However, CH2M cannot predict with certainty whether and when any of the required closing conditions will be satisfied or if the Merger will close.

Private Equity Investor

On June 22, 2015, CH2M designated 10,000,000 shares as CH2M Preferred Stock with an original issue price of $62.22 under the Certificate of Designation. On June 24, 2015, CH2M sold and issued an aggregate of 3,214,400 shares of CH2M Preferred Stock for an aggregate purchase price of $200.0 million in a private placement to Apollo. Total proceeds from the CH2M Preferred Stock offering were $191.7 million, net of issuance costs of $8.3 million. The sale occurred in connection with the initial closing pursuant to the Subscription Agreement entered into by CH2M and Apollo on May 27, 2015.

On April 11, 2016, pursuant to the Subscription Agreement, CH2M sold and issued in a second closing an aggregate of 1,607,200 shares of CH2M Preferred Stock to Apollo at a price of $62.22 per share for an aggregate purchase price of approximately $100.0 million in a private placement. Total proceeds from the CH2M Preferred Stock offering were $99.8 million, net of issuance costs of $0.2 million.

In connection with the issuance of CH2M’s Second Lien Notes and the Fourth Amendment to CH2M’s Amended and Restated Credit Agreement on April 28, 2017, as discussed in Note 10 – Long-Term Debt of the Notes to CH2M’s Consolidated Financial Statements as of June 30, 2017 and December 30, 2016 and for the Three and Six Months Ended June 30, 2017 and June 24, 2016 (“CH2M’s Interim Consolidated Financial Statements”) in this Proxy Statement/Prospectus, CH2M obtained consent from Apollo with respect to the incurrence of the notes and filed a Certificate of Amendment to the Certificate of Designation which increases the annual rate at which dividends accrue on CH2M Preferred Stock from 5% to 7% beginning April 1, 2017. Dividends on CH2M Preferred Stock are cumulative and accrue quarterly in arrears on the sum of the original issue price of $62.22 per share plus all accumulated and unpaid accruing dividends, regardless of whether or not declared by the CH2M board of directors. The other terms and conditions of the CH2M Preferred Stock set forth in the Certificate of Designation, as summarized in Note 3 – Preferred Stock Issuance of the Notes to CH2M’s Consolidated Financial Statements as of December 30, 2016 and December 25, 2015 and for the Three Year Period Ended December 30, 2016 (“CH2M’s Annual Consolidated Financial Statements”) in this Proxy Statement/Prospectus, remain unchanged.

Under CH2M’s agreement with Apollo, the maximum consolidated leverage ratio is 4.00x for 2017 and beyond, consistent with the CH2M Amended Credit Agreement (as defined below). As of June 30, 2017, CH2M was in compliance with this covenant. Management continually assesses its potential future compliance with the consolidated leverage ratio covenant based on estimates of future earnings and cash flows. If there is an expected possibility of non-compliance, CH2M will discuss possibilities with Apollo to modify the covenant consistent with discussions with CH2M’s lenders or utilize other means of capitalizing CH2M to anticipate or remedy any non-compliance.

Additionally, the Certificate of Designation prohibits the repurchase by CH2M of shares of CH2M Common Stock in excess of negotiated pre-approved amounts. In 2017, CH2M is permitted to repurchase shares of CH2M Common Stock in an amount determined by a formula based upon CH2M’s cash flow from operations, minus capital expenditures, for fiscal 2016. During January and March in 2017, CH2M received from Apollo consents permitting CH2M to spend up to $100.0 million, in the aggregate, to make legally required repurchases of CH2M Common Stock and to repurchase CH2M Common Stock in the internal market in 2017. On August 1, 2017, CH2M entered into the Merger Agreement with Jacobs. As a result of the Merger Agreement, CH2M has determined not to hold an internal market trade in September 2017 and beyond pending stockholder voting on the proposed Merger Agreement.

For a summary of the terms and conditions of the CH2M Preferred Stock, see Note 3 – Preferred Stock Issuance of the Notes to CH2M’s Annual Consolidated Financial Statements in this Proxy Statement/Prospectus.

Defined Benefit Plans

During the year ended December 30, 2016, CH2M adopted an amendment for one of its United States defined benefit plans, the CH2M HILL OMI Retirement Plan, to freeze future pay and benefit service accruals beginning in 2017 for non-union participants, resulting in a gain on curtailment of $4.6 million. There was also an additional gain of $1.2 million due to settlements within several small defined benefit pension plans in the Middle East during the year ended December 30, 2016.

On October 4, 2016, HGL, a subsidiary of CH2M, effected a transaction to restructure the benefits provided to members of the HPS, a defined benefit plan sponsored by HGL, by providing each member with the option to transfer his or her benefits in the HPS to a new pension scheme, HPS2, which is also sponsored by HGL. Alternatively, members had the option to remain in the HPS which will enter the PPF under a regulated apportionment arrangement. HPS2 provides benefits that are better than the compensation that would otherwise be paid by the PPF if a member chose to join the PPF rather than HPS2. The PPF was created by the United Kingdom Pensions Act 2004 to provide compensation to members of eligible defined benefit pension schemes when an employer of the scheme can no longer support the pension scheme. A member that transferred to HPS2 will receive substantially similar benefits to those in the HPS, except that annual increases and revaluation of benefits are reduced to statutory levels. A pension scheme member of the HPS that elected to transfer to the new scheme also received a one-time uplift to benefits of either 1.0% or 2.5%. The Pension Regulator, which is the United Kingdom’s executive body that regulates work-based pension schemes, and the PPF provided necessary regulatory approvals for the transaction to restructure the HPS benefits.

As a result of the transaction described above, HGL ceased to have any further obligations to the HPS on October 4, 2016. All members who consented to transfer to HPS2 were transferred on October 5, 2016. Members who agreed to transfer to the new scheme account for 96.6% of the HPS’ liabilities and a broadly equivalent proportion of the HPS’ assets have transferred to the new scheme, as well as 20% of HGL’s equity issued as part of the transaction. Those members who remained in the HPS began the process of transferring to the PPF during the fourth quarter of 2016 along with the assets that remain in the HPS, as well as 5% of HGL’s equity issued as part of the transaction.

Additionally, in connection with the transaction, CH2M issued a £50.0 million, approximately $65.0 million, parent company guarantee to support HPS2 and funded £80.0 million, approximately $104.0 million, to be allocated between HPS2 and the PPF based on the proportion of the HPS’ members that transferred to HPS2. As discussed in more detail in the Income Taxes section below, CH2M also removed a HGL valuation allowance, generating a benefit of approximately $65.0 million in the year ended December 30, 2016. As a result of the transaction on October 4, 2016, CH2M’s overall pension liability was reduced by approximately $228.9 million.

For additional details regarding CH2M’s defined benefit pension plans, see Note 16 – Employee Retirement Plans of the Notes to CH2M’s Annual Consolidated Financial Statements in this Proxy Statement/Prospectus.

Restructuring Plans

2016 Restructuring Plan. During the third quarter of 2016, CH2M began a process to review the structure and resources within its business segments and formulate a restructuring plan to more fully align global operations with CH2M’s client-centric strategy, including a simplified organization structure and streamlined delivery model to achieve higher levels of profitable growth. The 2016 Restructuring Plan primarily included workforce reductions and facilities consolidations.

During the six months ended June 30, 2017 and year ended December 30, 2016, CH2M incurred $13.1 million and $42.2 million of costs for these restructuring activities, respectively, related to the 2016 Restructuring Plan, which have been included in selling, general and administrative expense on the consolidated statements of operations. The restructuring activities under the 2016 Restructuring Plan were substantially complete in the first quarter of 2017. Overall, as of June 30, 2017, CH2M incurred aggregate costs of $55.3 million in total restructuring charges under the 2016 Restructuring Plan, and CH2M expects aggregate annual cost savings of approximately $100.0 million.

2014 Restructuring Plan. During the third quarter of 2014, CH2M commenced certain restructuring activities in order to achieve important business objectives, including reducing overhead costs, improving efficiency, and reducing risk. The 2014 Restructuring Plan, which continued into 2015, included such items as a voluntary retirement program, workforce reductions, facilities consolidations and closures, and evaluation of certain lines of business. For the years ended December 25, 2015 and December 31, 2014, CH2M incurred $60.6 million and $70.4 million, respectively, of costs for these restructuring activities which have been included in selling, general and administration expense on the consolidated statements of operations. The restructuring activities under the 2014 Restructuring Plan were substantially complete as of December 25, 2015.

CH2M’s overall overhead cost structure has benefited from the restructuring activities as described in the Results of Operations section below through the reduction of costs within the corporate overhead functions as well as overhead costs within the business segments themselves. A portion of these costs savings has been offset by the charges incurred in the six months ended June 30, 2017 and the years ended December 30, 2016 and December 25, 2015.

Acquisitions

CH2M continuously monitors acquisition and investment opportunities that will expand its portfolio of services, provide local resources internationally to serve its customers, and add value to the projects undertaken for clients. On September 6, 2016, CH2M acquired a controlling interest in one of its joint ventures for consideration of $6.3 million, $2.1 million net of cash acquired, resulting in a gain of $15.0 million on the fair value remeasurement of the original equity method investment recorded in equity in earnings of joint ventures and affiliated companies and $31.3 million of goodwill.

On April 4, 2014, CH2M acquired certain agreed upon assets and liabilities of TERA for consideration of $119.6 million. TERA was an employee-owned environmental consulting firm headquartered in Canada specializing in providing environmental assessment, planning, siting, permitting, licensing, and related services for the pipeline, electrical transmission, and oil and gas industries.

Summary of Operations

In the first quarter of 2017, CH2M implemented a new organizational structure to more fully align global operations with CH2M’s client-centric strategy, resulting in three sectors: National Governments, Private, and State & Local Governments. Each of these sectors has been identified as a reportable operating segment. Additionally, the termination on January 24, 2017 of the Australian fixed-price Power EPC contract resulted in the substantial completion and discontinuation of CH2M’s former Power EPC operating segment. As a result, in

2017 the financial position and results of operations from this former segment are reflected within CH2M’s consolidated financial statements as amounts attributable to discontinued operations and are excluded from the amounts attributable to continuing operations. Refer to Note 18 – Discontinued Operations of the Notes to CH2M’s Annual Consolidated Financial Statements and Note 14 – Discontinued Operations of the Notes to CH2M’s Interim Consolidated Financial Statements in this Proxy Statement/Prospectus for additional details regarding the results of operation and financial position of CH2M’s discontinued operations.

Costs for corporate general and administrative expenses, restructuring costs and amortization expense related to intangible assets have been allocated to each segment based on the estimated benefits provided by corporate functions. This allocation is primarily based upon metrics that reflect the proportionate volume of project-related activity and employee labor costs within each segment. Prior year amounts have been revised to conform to the current year presentation.

Results of Operations for the Six Months Ended June 30, 2017 and June 24, 2016

On a consolidated basis, CH2M’s gross revenue decreased by $52.7 million, or 2%, and CH2M’s consolidated operating income increased $75.1 million for the six months ended June 30, 2017 as compared to June 24, 2016. The following table summarizes CH2M’s results of operation by segment for the six months ended June 30, 2017 as compared to the six months ended June 24, 2016:

	Six Months Ended
	June 30, 2017		June 24, 2016		Change
($ in thousands)	Gross Revenue	Operating Income (Loss)	Gross Revenue	Operating Income (Loss)	Gross Revenue	Operating Income (Loss)
National Governments	$957,163	$25,569	$928,909	$7,774	$28,254	$17,795
Private	592,203	19,420	678,539	27,380	(86,336)	(7,960)
State & Local Governments	975,926	57,090	970,527	(8,183)	5,399	65,273

Total	$2,525,292	$102,079	$2,577,975	$26,971	$(52,683)	$75,108

National Governments

CH2M’s National Governments sector had a $28.2 million, or 3%, increase in revenue for the six months ended June 30, 2017 as compared to the six months ended June 24, 2016. Revenue on a domestic federal consulting project related to nuclear remediation increased approximately $57.0 million primarily as a result of scope expansion and increased mobilization of staff. Additionally, approximately $9.0 million of the increase in revenue was caused by higher volumes of operations on a large Canadian nuclear project in a consolidated joint venture. These increases in revenue were partially offset by the winding down of a large environmental and nuclear consulting project in the United Kingdom. Moreover, revenue was negatively impacted by a weaker British Pound on consulting revenue in the United Kingdom.

For the six months ended June 30, 2017 as compared to the six months ended June 24, 2016, National Governments operating income increased $17.8 million as a result of the above described increases in revenues as well as the reduction in its selling, general and administrative costs due to significant efficiencies gained from the 2016 Restructuring Plan realized in the six months ended June 30, 2017 related to staffing reductions, better client-alignment and utilization of CH2M’s workforce. Additionally, selling, general and administrative costs decreased due to reduced business development costs for the six months ended June 30, 2017 as compared to the six months ended June 24, 2016 primarily related to lower volumes of United States federal government procurements, which have been slower to materialize in 2017 as compared to 2016.

On July 3, 2017, because of the closing of the acquisition of WS Atkins plc. by SNC-Lavalin Group Inc., both of whom were partners with CH2M in a joint venture (the “Chalk River Joint Venture”) through which

CH2M is executing a large Canadian nuclear project within CH2M’s National Governments sector, CH2M believes that it may no longer be the primary beneficiary of the Chalk River Joint Venture, and it expects to deconsolidate the Chalk River Joint Venture from its consolidated financial statements in the future.

Private

CH2M’s Private sector experienced an $86.3 million, or 13%, decrease in revenue for the six months ended June 30, 2017 as compared to the six months ended June 24, 2016. Revenue primarily declined due to the decreased volume of oil and gas activities on the North Slope in Alaska, including approximately $42.2 million related to a large oil and gas construction project which was substantially completed during the second quarter of 2016. This activity was not replaced with a similar volume in 2017 due to the continued market challenges within the oil and gas industry. Additionally, within CH2M’s oil, gas and chemicals business, several large consulting projects in Latin America and the Middle East as well as multiple domestic operations and maintenance projects achieved substantial completion in 2016 or experienced reduced volume of activity or scope of services in 2017, resulting in a decrease in revenue of approximately $38.1 million. The remaining decrease in revenue was caused by lower volumes of consulting services within CH2M’s industrial and advanced technology business in Asia during the first half of 2017 as compared to the first half of 2016.

Private operating income decreased $8.0 million, or 29%, for the six months ended June 30, 2017 as compared to the six months ended June 24, 2016. The decrease in operating income was primarily related to the reduction in project volumes related to the oil, gas, and chemicals business as discussed above. The decreased results from operations were partially offset by reduced selling, general and administrative costs in the six months ended June 30, 2017 as compared to the six months ended June 24, 2016 due to efficiencies gained from the various restructuring plans and continuing efforts to reduce overhead as well as reduced business development costs consistent with reduced opportunities in the depressed oil and gas industry.

State and Local Governments

CH2M’s State and Local Governments sector’s revenue increased $5.4 million, or 1%, in the six months ended June 30, 2017 as compared to the six months ended June 24, 2016. Revenue increased due to overall volume growth in CH2M’s consulting business, primarily attributable to two rail transportation projects in the United Kingdom and Middle East as well as a water reclamation project in the Asia Pacific region. These increases in revenue were partially offset by the negative effects of a weaker British Pound related to CH2M’s transportation consulting services in the United Kingdom as well as the substantial completion of two design-build-operate contracts for water treatment facilities in the western United States, which were not replaced with similar projects.

State and Local Governments operating income increased $65.3 million for the six months ended June 30, 2017 as compared to the six months ended June 24, 2016. The increase was predominantly caused by cost growth resulting in changes in estimated costs to complete a fixed-price Transportation contract to design and construct roadway improvements on an expressway in the southwestern United States of $60.0 million in the six months ended June 24, 2016 as compared to $23.5 million in the six months ended June 30, 2017. Refer to Note 2 – Changes in Project-Related Estimates of the Notes to CH2M’s Interim Consolidated Financial Statements in this Proxy Statement/Prospectus for additional detail. While management believes that it has recorded an appropriate provision to complete this project, the project team may determine that it will incur additional costs and losses to complete the project. These possible cost increases include extensions of the schedule to complete the job, lower than expected productivity levels, and performance issues with CH2M’s subcontractors. These potential changes in estimates could be materially adverse to the CH2M’s results of operations, cash flow or liquidity. The remaining increase in operating income was primarily due to the growth in CH2M’s consulting business discussed above as well as reduced selling, general and administrative costs due to efficiencies gained from the various restructuring plans related to better client-alignment and utilization of CH2M’s workforce.

Results of Operations for the Year Ended December 30, 2016 Compared to December 25, 2015

On a consolidated basis, CH2M’s gross revenue increased by $45.9 million, or 1%, for the year ended December 30, 2016 as compared to the year ended December 25, 2015. CH2M’s consolidated operating income decreased $78.0 million, or 61%, for the year ended December 30, 2016 as compared to the year ended December 25, 2015. The following table summarizes CH2M’s results of operations by segment for the year ended December 30, 2016 as compared to the year ended December 25, 2015:

	Years Ended
	December 30, 2016		December 25, 2015		Change
($ in thousands)	Gross Revenue	Operating Income (Loss)	Gross Revenue	Operating Income (Loss)	Gross Revenue	Operating Income (Loss)
National Governments	$1,960,439	$5,641	$1,378,478	$11,945	$581,961	$(6,304)
Private	1,309,876	51,062	1,661,163	100,863	(351,287)	(49,801)
State & Local Governments	1,925,352	(6,741)	2,110,140	15,144	(184,788)	(21,885)

Total	$5,195,667	$49,962	$5,149,781	$127,952	$45,886	$(77,990)

National Governments

CH2M’s National Governments sector had a $582.0 million, or 42%, increase in revenue for the year ended December 30, 2016 as compared to the year ended December 25, 2015. Revenue increased by approximately $475.3 million due to the Chalk River Joint Venture which began operations in late 2015. Of this increase, approximately $51.7 million was a result of the Chalk River Joint Venture eliminating a previously existing one-month reporting lag during the third quarter of 2016, which had been required to achieve a timely consolidation. Additionally, there was an increase in revenue of approximately $29.0 million related to a large nuclear remediation project in the U.S. which ramped up in the fourth quarter of 2016. The remaining increase in revenue was driven by higher volumes of environmental activity within the U.S. federal business sector and overall higher volumes of nuclear projects. These increases in revenue were partially offset by approximately $16.9 million related to reduced activity on a large program management project in the Middle East within the urban environments and sports industry.

National Governments operating income decreased by $6.3 million, or 53%, for the year ended December 30, 2016 as compared to the year ended December 25, 2015. The decrease in operating income was primarily driven by the $10.8 million decrease in equity in earnings of joint ventures and affiliated companies as a result of the winding down of a domestic nuclear remediation program management project executed through an unconsolidated joint venture as well as the reduced activity on the large program management project in the Middle East within the urban environments and sports industry as discussed above. The decrease was partially offset by improvements in overhead costs as a result of efficiencies gained from the various restructuring plans, decreased business development costs, and increased earnings related to the Chalk River Joint Venture.

Private

Private sector revenue decreased $351.3 million, or 21%, for the year ended December 30, 2016 as compared to the year ended December 25, 2015. The decline in revenue was predominantly caused by continued commodity pricing pressures within the oil and gas industry, resulting in reduced volume and client concessions on direct hire construction, operations and maintenance, program management and professional services projects primarily within the U.S., United Arab Emirates and Mexico. Additionally, revenue decreased $82.9 million due to the substantial completion of a large construction project in Alaska in the second quarter of 2016, which was not replaced with a similar project due to the continued pricing pressures within the oil and gas industry. Within CH2M’s industrial and advanced technology business, gross revenue decreased by approximately $26.2 million due to scope reductions and lower activity in 2016 on several large, domestic operations and maintenance projects, which was partially offset by increased volume of consulting services.

Private operating income decreased $49.8 million, or 49%, for the year ended December 30, 2016 as compared to the year ended December 25, 2015. The decrease in operating income was primarily related to the reduction in project volumes and client concessions due to the pressures in the oil and gas industry as well as the scope reductions and lower activity on several large, domestic operations and maintenance projects within the industrial and advanced technology business as discussed above. The decreased results from operations were partially offset by reduced selling, general and administrative costs for the year ended December 30, 2016 as compared to the year ended December 25, 2015 due to efficiencies gained from the various restructuring plans and continuing efforts to reduce overhead as well as reduced business development costs consistent with reduced opportunities in the depressed oil and gas industry as well as additional earnings from the increased volume of consulting services within the industrial and advanced technology business.

State & Local Governments

CH2M’s State & Local Governments sector’s revenue decreased $184.8 million, or 9%, in the year ended December 30, 2016 as compared to the year ended December 25, 2015. The decrease was primarily caused by lower revenue on a fixed-price transportation contract to design and construct roadway improvements on an expressway in the southwestern United States and decreased activity on two design-build-operate contracts for water treatment facilities in the western United States as the projects approach completion. Additionally, revenue declined as a result of reserving approximately $6.3 million against outstanding accounts receivable on a firm-fixed price roadway project in Latin America during the year ended December 30, 2016 as well as the negative effects of a weaker British Pound related to CH2M’s transportation consulting business in the United Kingdom.

State & Local Governments income from operations decreased $21.9 million for the year ended December 30, 2016 as compared to the year ended December 25, 2015. The decrease was predominantly caused by cost growth resulting in changes in estimated costs to complete a fixed-price transportation contract to design and construct roadway improvements on an expressway in the southwestern United States of $121.3 million in the year ended December 30, 2016 as compared to the $93.6 million cost growth in the year ended December 25, 2015. Refer to Note 2 – Changes in Project-Related Estimates of the Notes to CH2M’s Annual Consolidated Financial Statements in this Proxy Statement/Prospectus for additional detail. While management believes that it has recorded an appropriate provision to complete this project, CH2M may incur additional costs and losses if its cost estimation processes identify new costs not previously included in its total estimated loss. These possible cost increases include extensions of the schedule to complete the job, lower than expected productivity levels, and performance issues with CH2M’s subcontractors. These potential changes in estimates could be materially adverse to CH2M’s results of operations, cash flow or liquidity. Income from operations also decreased as a result of reduced activity on two design-build-operate contracts for water treatment facilities in the western United States, the negative effects of the weaker British Pound related to CH2M’s transportation consulting business in the United Kingdom, and the $6.3 million reserve against outstanding accounts receivable on the firm-fixed price roadway project in Latin America in 2016 as discussed above. These declines in income from operations were partially offset as a result of an acquisition of the controlling interest in one of CH2M’s joint ventures which primarily operates in the water and urban environment and sports businesses, resulting in a fair value remeasurement gain of $15.0 million of the original equity method investment, of which $12.3 million was included within State & Local Governments’ equity in earnings of joint ventures and affiliated companies.

Results of Operations for the Year Ended December 25, 2015 Compared to December 31, 2014

On a consolidated basis, CH2M’s gross revenue decreased by $66.7 million, or 1%, for the year ended December 25, 2015 as compared to the year ended December 31, 2014. CH2M’s consolidated operating income increased $72.6 million for the year ended December 25, 2015 as compared to the year ended December 31,

2014. The following table summarizes CH2M’s results of operation by segment for the year ended December 25, 2015 as compared to the year ended December 31, 2014:

	Years Ended
	December 25, 2015		December 31, 2014		Change
($ in thousands)	Gross Revenue	Operating Income (Loss)	Gross Revenue	Operating Income (Loss)	Gross Revenue	Operating Income (Loss)
National Governments	$1,378,478	$11,945	$1,369,805	$13,745	$8,673	$(1,800)
Private	1,661,163	100,863	1,747,027	15,820	(85,864)	85,043
State & Local Governments	2,110,140	15,144	2,099,692	25,781	10,448	(10,637)

Total	$5,149,781	$127,952	$5,216,524	$55,346	$(66,743)	$72,606

National Governments

National Governments had an $8.7 million, or 1%, increase in gross revenue for the year ended December 25, 2015 as compared to the year ended December 31, 2014. Revenue increased by approximately $108.0 million due to the ramping up of a large nuclear project in the Chalk River Joint Venture which began operations in late 2015. This increase in revenue was partially offset by a $57.1 million decrease in volumes on a domestic design-build facility renovation project as the project approached substantial completion in 2015. Additionally, National Governments revenue was negatively impacted by reduced project volume in CH2M’s urban environments and sports business primarily due to reduced deliverables required during 2015 as compared to 2014 on a large program management project in the Middle East as well as project delays on a federal contract in the western United States in 2015.

National Governments operating income decreased $1.8 million, or 13%, for the year ended December 25, 2015 as compared to the year ended December 31, 2014. Operating income decreased primarily as a result of the decrease in project volumes on the domestic design-build facility renovation project, the large program management project in the Middle East within the urban environments and sports business, and the project delays on a federal contract in the western United States as discussed above. These decreases in operating income were partially offset by reduced costs from restructuring efficiencies in 2015, as well as lower business development spending.

Private

CH2M’s Private sector gross revenue decreased $85.9 million, or 5%, for the year ended December 25, 2015 as compared to the year ended December 31, 2014. Primarily as a result of sustained pricing pressures within the oil and gas industry, gross revenue declined due to reduced volume and client concessions on consulting, professional services, and operations and maintenance contracts largely within the U.S., Canada, and the Middle East. Additionally, gross revenue decreased due to the substantial completion of several U.S. and Asia-Pacific consulting projects within the industrial and advanced technology business which were not replaced with similar large scale projects in 2015. These reductions in gross revenue were partially offset by significant increased construction activity on a gas construction contract in Alaska.

For the year ended December 25, 2015 as compared to the year ended December 31, 2014, CH2M’s Private sector’s operating income increased $85.0 million. Operations improved primarily due to cost efficiencies from restructuring activities, reduced business development costs consistent with reduced opportunities in the depressed oil and gas industry, and higher margin operations and maintenance projects within the electronics industry. Additionally, during the year ended December 31, 2014, CH2M’s industrial and advanced technology business had an operating charge of approximately $17.8 million related to increased estimated costs to complete a communications installation project in CH2M’s Europe region as well as a $27.8 million goodwill and intangibles impairment charge. These increases in operating income were partially offset by the reduced volume in CH2M’s oil and gas business and CH2M’s industrial and advanced technology business as discussed above as well as a $5.3 million unfavorable claim settlement during the year ended December 25, 2015.

TERA, which was acquired in the second quarter of 2014 and primarily provides environmental services to private sector businesses, contributed approximately $69.2 million of revenue and $9.2 million of operating income for the year ended December 25, 2015 and approximately $84.6 million of revenue and $10.6 million of operating income for the year ended December 31, 2014. The decrease in TERA revenues and earnings were a result of lower capital spending on environmental projects for oil and gas clients in Canada.

State & Local Governments

CH2M’s State & Local Governments sector’s gross revenue increased $10.4 million for the year ended December 25, 2015 as compared to the year ended December 31, 2014 primarily due to increased construction activity in 2015 on a fixed-price transportation contract to design and construct roadway improvements on an expressway in the southwestern United States, increased activity on a design-build-operate contract for a water treatment facility in the western United States, and strong organic growth on various consulting projects in Europe. These increases were partially offset by the substantial completion of two large domestic water contracts in 2015 and reduced revenue generated by CH2M’s operations in Canada and Europe due to foreign currency fluctuations caused by the strengthening of the U.S. dollar.

State & Local Governments operating income decreased $10.6 million for the year ended December 25, 2015 as compared to the year ended December 31, 2014. The decrease in operating income was primarily caused by an estimated additional cost growth resulting in changes in estimated costs of $93.6 million to complete a fixed-price transportation contract to design and construct roadway improvements on an expressway in the southwestern United States in the year ended December 25, 2015 as compared to the $38.7 million cost growth in the year ended December 31, 2014. Refer to Note 2 – Changes in Project-Related Estimates of the Notes to CH2M’s Annual Consolidated Financial Statements in this Proxy Statement/Prospectus for additional detail. The decrease in operating income was partially offset by cost improvements from restructuring initiatives and approximately $23.0  million of additional operating income from strong organic growth in the European consulting business.

Income Taxes

The income tax provision (benefit) for the six months ended June 30, 2017 and the years ended December 30, 2016, December 25, 2015 and December 31, 2014 are as follows:

($ in millions)	Income Tax Provision (Benefit)	Effective Tax Rate
June 30, 2017	$21.0	27.1%
December 30, 2016	(87.1)	(280.8)%
December 25, 2015	28.8	26.2%
December 31, 2014	$47.0	136.0%

After adjusting for the impact of income attributable to noncontrolling interests, the effective tax rate related to continuing operations on the income attributable to CH2M for the six months ended June 30, 2017 was 27.1% compared to 16.0% on the loss for the same period in the prior year. The effective tax rate attributable to CH2M for the six months ended June 30, 2017 was higher as compared to the same period in the prior year primarily due to large losses in the prior period and the favorable impacts associated with the release of valuation allowances due to transfer pricing in the prior year period. Recent discussions regarding tax reform may result in changes to long-standing tax principles which could adversely affect CH2M’s effective tax rate or result in higher cash tax liabilities. These discussions include a reduced corporate tax rate, repatriation of foreign earnings, cash, and cash equivalents, and cross border adjustability. Additionally, CH2M’s effective tax rate continues to be negatively impacted by the effect of disallowed portions of meals and entertainment expenses.

After adjusting for the impact of loss attributable to noncontrolling interests, the effective tax rate related to continuing operations on the profit attributable to CH2M for the year ended December 30, 2016 was a benefit of 280.8% compared to an expense of 26.2% for the same period in the prior year. The effective tax rate in 2016 resulted primarily due to the favorable impacts associated with the release of the valuation allowances resulting from the Halcrow Group Limited restructure of the Halcrow Pension Scheme, as discussed below, the release of the valuation allowances resulting from foreign net operating losses due to the implementation of a new transfer pricing strategy and the remeasurement related to an acquisition of a controlling interest. CH2M’s effective tax rate continues to be negatively impacted by the effects of state income taxes, non-deductible foreign net operating losses, the disallowed portion of executive compensation and the disallowed portions of meals and entertainment expenses.

CH2M is required to record all deferred tax assets or liabilities for temporary differences, net operating loss carryforwards, and tax credit carryforwards. A deferred tax asset valuation allowance is established when it is more likely than not that all or some portion of the deferred tax assets will not be realized in future periods. As of December 30, 2016 and December 25, 2015, CH2M reported a valuation allowance of $48.0 million and $210.4 million, respectively, related primarily to the reserve of certain foreign net loss carryforwards and the foreign tax credit carryforward. The drop in valuation allowance is primarily related to the restructure of the Halcrow Pension Scheme, as discussed below, and the implementation of the new transfer pricing strategy.

HGL has substantial deferred tax assets, primarily related to the HPS. These deferred tax assets represented future deductions available to HGL. When HGL was acquired in 2011, it was determined a full valuation allowance was required on these assets as there was uncertainty regarding the ability to realize these assets in the future. On October 4, 2016 HGL completed a transaction to restructure the HPS. As a result of the transaction, CH2M reduced its overall pension liability and related future funding obligations. For additional information regarding the HPS and changes to the defined benefit plan effective October 4, 2016, refer to Note 16 – Employee Retirement Plans of the Notes to CH2M’s Annual Consolidated Financial Statements in this Proxy Statement/Prospectus for additional details. Consequently, CH2M feels that the deferred tax assets of HGL will now more likely than not be realized and therefore the valuation allowance has been removed. This generated a benefit of approximately $65.0 million for the year ended December 30, 2016.

Discontinued Operations

In connection with its 2014 Restructuring Plan, CH2M elected to exit the fixed-price Power EPC business. CH2M intended to complete its remaining contracted fixed-price Power EPC contracts, the largest of which was a project in Australia through the Consortium to engineer, procure, construct and start-up a combined cycle power plant that will supply power to a large liquefied natural gas facility in Australia. On January 24, 2017, the Consortium terminated its contract with its client, the Contractor, on the grounds that the Contractor had by its actions repudiated the contract. As a result of the termination of the contract, CH2M substantially completed all of CH2M’s operations in the fixed-price Power EPC business, and, therefore, have presented the results of operations, financial position, cash flows and disclosures related to the fixed-price Power EPC business as discontinued operations in CH2M’s consolidated financial statements. The majority of the financial information presented in CH2M’s discontinued operations in the consolidated financial statements for the three and six months ended June 30, 2017 and the three years ended December 30, 2016, December 25, 2015, and December 31, 2014 relate to the Australian fixed-price Power EPC contract the Consortium terminated with the Contractor on January 24, 2017. Refer to Note 18 – Discontinued Operations of the Notes to CH2M’s Annual Consolidated Financial Statements and Note 14 – Discontinued Operations of the Notes to CH2M’s Interim Consolidated Financial Statements in this Proxy Statement/Prospectus for additional detail regarding the results of operation and the financial position for the fixed-price Power EPC business.

Additionally, because the substantive engineering and construction operations ceased on January 24, 2017 as a result of the contract termination, CH2M determined that CH2M was no longer the primary beneficiary of the joint venture and deconsolidated the partnership from its consolidated financial statements. The negative book value of CH2M’s 50% retained interest in the noncontrolling investment in the joint venture partnership as of January 24, 2017 was approximately $86.0 million.

Due to a variety of issues, the joint venture partnership experienced project losses of $280.0 million in 2014, of which CH2M’s portion of the loss was $140.0 million, and $301.5 million in 2016, of which CH2M’s portion of the loss was $154.1 million. These contract losses were accrued and recognized in the periods when known and estimable. The joint venture has incurred costs totaling approximately $20.0 million in the first quarter of 2017 to demobilize from the site and expects to continue to incur legal costs until the dispute is resolved. The Consortium continues to assess the expected future costs to close out the contract and terminate its current subcontractor obligations. It is possible that certain subcontractors could file claims against the Consortium as a result of CH2M’s termination of their subcontract which could be material to its consolidated financial statements. Additionally, the joint venture’s performance on the project is secured by certain bonds totaling approximately $50.0 million, of which CH2M’s portion is approximately $25.0 million, which could potentially be called by the Consortium’s client at some time in the future.

The Consortium and the Contractor are currently in dispute over the termination, materials and equipment used in the work, and the Contractor’s right to call the bonds issued on behalf of the individual Consortium members. In connection with the parties’ primary dispute over the contract termination, in August 2017, the Consortium filed a Request for Arbitration against the Contractor with the International Chamber of Commerce, seeking that the Contractor pay the Consortium for its claims based on the difference in the amount of the Consortium’s contract and the amount actually spent, which the Consortium alleges is likely to exceed $665.5 million). In the alternative, the Consortium also asserts that the Contractor owes for certain contract claims, in amounts to be determined through the arbitration. If CH2M is ultimately unsuccessful in its claim that the contract was repudiated by its client, the Consortium could be liable for the completion of the project by a replacement subcontractor(s) and other related damages. The Contractor has claimed that the Consortium’s termination was not valid, and CH2M anticipates that the Contractor will file counter claims. CH2M expects a lengthy, multi-year arbitration process and at this time CH2M is unable to predict the timing of resolution or the outcome of disputes. While CH2M continues to assess the possible impacts to its financial statements, the ultimate outcome of the dispute will depend upon contested issues of fact and law. These additional costs could be materially adverse to its results of operations, cash flow and financial condition in the future. Management believes the existing accruals will be sufficient for any known or expected costs which can be estimated at this time.

Liquidity and Capital Resources

CH2M’s primary sources of liquidity are cash flows from operations and borrowings under its secured revolving line of credit. CH2M’s primary uses of cash have been working capital, acquisitions, capital expenditures and purchases of stock in its internal market, and CH2M expects its primary use of cash going forward will be working capital. Changes in CH2M’s working capital requirements can vary significantly from period to period based primarily on the mix of projects underway and the percentage of work completed during the period. CH2M maintains a domestic cash management system which provides for cash sufficient to satisfy financial obligations as they are submitted for payment and any excess cash in domestic bank accounts is applied against any outstanding debt held under its credit facility described below. CH2M maintains entities to do business in countries around the world and as a result hold cash in international bank accounts to fund the working capital requirements of those operations.

At June 30, 2017, December 30, 2016 and December 25, 2015, cash totaling $92.1 million, $108.7 million and $152.0 million, respectively, was held in foreign bank accounts. As of December 30, 2016 and December 25, 2015, cash held in foreign bank accounts included $9.7 million and $48.0 million, respectively, related to an Australian fixed-price Power EPC joint venture, which was deconsolidated in the first quarter of 2017 and is presented within current assets of discontinued operations in CH2M’s consolidated financial statements as of December 30, 2016 and December 25, 2015.

In addition, as is common within CH2M’s industry, CH2M partners with other engineering and construction firms on specific projects to leverage the skills of the respective partners and decrease its risk of loss. Often projects of this nature require significant cash contributions and the joint ventures created may retain cash earned while the project is being completed. Cash and cash equivalents on its consolidated balance sheets include cash held within these consolidated joint venture entities which is used for operating activities of those joint ventures.

As of June 30, 2017, December 30, 2016 and December 25, 2015, cash and cash equivalents held in CH2M’s consolidated joint ventures and reflected on the consolidated balance sheets totaled $35.9 million, $46.6 million and $95.4 million, respectively. As of December 30, 2016 and December 25, 2015, cash and cash equivalents held in CH2M’s consolidated joint ventures included $9.7 million and $48.0 million, respectively, related to an Australian fixed-price Power EPC joint venture, which is presented within current assets of discontinued operations in CH2M’s consolidated financial statements and was deconsolidated in the first quarter of 2017.

Summary of Cash Flows for the Six Months Ended June 30, 2017 and June 24, 2016

During the six months ended June 30, 2017, cash provided by operations was $33.0 million as compared to cash used in operations of $112.4 million in the six months ended June 24, 2016. The $145.5 million improvement in cash flows from operations in the six months ended June 30, 2017 as compared to the six months ended June 24, 2016 primarily resulted from the $99.5 million decrease in cash used from discontinued operations combined with a $46.7 million increase in net income from continuing operations.

For the six months ended June 30, 2017, changes in working capital components resulted in an $82.4 million decrease to cash flow from operations, primarily as a result of reduced accounts payable and accrued subcontractor costs of $31.0 million caused by lower volumes of subcontractor activity and changes in billings in excess of revenue of $19.3 million. Additionally, other accrued liabilities decreased by $19.8 million primarily due to progress toward completion on the fixed-price Transportation contract to design and construct roadway improvements on an expressway in the southwestern United States, which reduced the outstanding loss provision on the project. Cash used from discontinued operations of $14.2 million was primarily related to costs to demobilize from the Australian project site as a result of the contract termination as discussed above. In the six months ended June 30, 2017, CH2M made payments of $16.1 million for restructuring costs related to the 2016 Restructuring Plan and 2014 Restructuring Plan.

Cash used in investing activities was $28.8 million for the six months ended June 30, 2017 as compared to $88.2 million for the six months ended June 24, 2016. A significant factor contributing to change in cash used in investing activities was the $58.4 million decrease in capital expenditures in the six months ended June 30, 2017 as compared to the six months ended June 24, 2016 primarily as a result of the 2016 construction of employee housing units for oilfield workers in Alaska to support CH2M’s oil and gas operations. CH2M periodically makes working capital advances to certain of its unconsolidated joint ventures; these advances are repaid to CH2M from the joint ventures in the normal course of the joint venture activities. During the six months ended June 30, 2017, CH2M received working capital repayments from its unconsolidated joint ventures of $0.9 million as compared to $6.7 million for the six months ended June 24, 2016. These repayments are offset by additional investments made in CH2M’s unconsolidated joint ventures, which were $13.9 million and $12.3 million for the six months ended June 30, 2017 and June 24, 2016, respectively. Additionally, CH2M made investments in its unconsolidated joint venture related to its discontinued fixed-price Power EPC operations of $8.1 million in the six months ended June 30, 2017 as compared to $0.2 million of capital expenditures for its fixed-price Power EPC business in the six months ended June 24, 2016.

Cash used in financing activities was $19.0 million in the six months ended June 30, 2017 as compared to cash provided by financing activities of $159.9 million for the six months ended June 24, 2016. The change in financing cash flows was primarily caused by the net borrowings on long-term debt of $24.3 million for the six months ended June 30, 2017 as compared to $93.3 million for the six months ended June 24, 2016, which were largely driven from the negative operating cash flows and investing cash flow requirements as discussed above. As the net proceeds of the CH2M Second Lien Notes (as defined below) were used to repay a portion of the outstanding revolving credit loans under the CH2M Credit Facility (as defined below), the CH2M Second Lien Notes did not have a significant impact on CH2M’s net borrowings on long-term debt. There was a $33.7 million decrease in cash used in financing activities related to repurchases of CH2M Common Stock during the six months ended June 30, 2017 as compared to the six months ended June 24, 2016. Additionally, net cash provided by financing activities from discontinued operations decreased $44.1 million in the six months ended June 30, 2017 as compared to the six months ended June 24, 2016 due to reduced contributions by the noncontrolling interest partner in the formerly consolidated Australian joint venture partnership as a result of the contract termination and demobilization of the fixed-price Power EPC project in the first quarter of 2017.

Summary of Cash Flows for the Years Ended December 30, 2016 and December 25, 2015

During the year ended December 30, 2016, cash used in operations was $245.5 million, which was a decrease of $348.7 million as compared to cash provided by operations of $103.2 million in the year ended December 25, 2015. The decrease in cash flows from operations primarily resulted from a decrease in earnings of $216.4 million, as discussed above, as well as negative changes in working capital of $117.5 million and a $46.4 million increase in cash used in operating activities from discontinued operations. Additionally, CH2M made contributions of $154.0 million to its defined benefit plans in the year ended December 30, 2016, which was an increase of $116.9 million as compared to the year ended December 25, 2015 primarily due to the $104.0 million payment made in connection with the restructuring of the HPS defined benefit plan, as discussed above.

For the year ended December 30, 2016, changes in working capital improved primarily due to an increase in collections on CH2M’s receivables and unbilled revenue totaling $183.8 million. This was offset by higher volumes of payments on accounts payable and accrued subcontractor costs of $80.1 million, primarily caused by the payment of subcontractor costs on CH2M’s fixed-price contract to design and construct roadway improvements on an expressway in the southwestern United States and payments to sub-contractors on CH2M’s Australian fixed-price Power EPC project. Additionally, cash used to fund accrued payroll and employee related liabilities increased by $49.7 million due to the timing of CH2M’s payroll cycles, reducing its cash generated by operations. Additionally, CH2M made payments of $38.2 million for restructuring costs related to the 2016 Restructuring Plan and 2014 Restructuring Plan which were largely offset by increased non-cash project loss reserves within other accrued liabilities from December 25, 2015 to December 30, 2016, as discussed above. Cash used in operating activities from discontinued operations increased by $46.4 million primarily due to an increase of payments to sub-contractors on CH2M’s Australian fixed-price Power EPC project.

Cash used in investing activities was $112.3 million for the year ended December 30, 2016 as compared to cash provided by investing activities of $8.6 million for the year ended December 25, 2015. A significant factor contributing to cash used in investing activities was the $72.1 million increase in capital expenditures in the year ended December 30, 2016 as compared to the year ended December 25, 2015. This was due primarily to the construction of employee housing units for oilfield workers in Alaska to support CH2M’s oil and gas operations. Additionally, due to the sale of previously owned land during 2015, proceeds from the sale of operating assets decreased by $37.9 million for the year ended December 30, 2016 as compared to the year ended December 25, 2015. Cash used in investing activities also increased $18.0 million due to $15.9 million of deferred acquisitions payments made during the year ended December 30, 2016 related to acquisitions completed in prior years as well as a $2.1 million acquisition payment, net of cash acquired, of controlling interest in one of CH2M’s joint ventures. There were no acquisition related payments made during the year ended December 25, 2015. Furthermore, CH2M periodically makes working capital advances to certain of its unconsolidated joint ventures; these advances are repaid to CH2M from the joint ventures in the normal course of the joint venture activities. During the year ended December 30, 2016, CH2M received working capital repayments from its unconsolidated joint ventures of $17.5 million as compared to $31.4 million for the year ended December 25, 2015. These repayments are offset by additional investments made in its unconsolidated joint ventures, which were $15.8 million and $30.4 million for the year ended December 30, 2016 and December 25, 2015, respectively.

Cash provided by financing activities was $276.2 million in the year ended December 30, 2016 as compared to cash used in financing activities of $42.4 million for the year ended December 25, 2015. The change in financing cash flows was primarily caused by the net borrowings on long-term debt of $193.7 million for the year ended December 30, 2016 as compared to the net payments of $211.5 million for the year ended December 25, 2015, which were largely driven from the negative operating and investing cash flows discussed above. CH2M also received $99.8 million in net proceeds from the second preferred stock issuance in the second quarter of 2016 as compared to $191.2 million in proceeds received in the second quarter of 2015. Cash provided by financing activities was offset by an $8.5 million increase in cash used for repurchases of CH2M Common Stock during the year ended December 30, 2016 as compared to the year ended December 25, 2015. Additionally, net cash provided by financing activities from discontinued operations increased $15.8 million in the year ended December 30, 2016 as compared to the year ended December 25, 2015 due to increased contributions by the noncontrolling interest partner in the Australian fixed-price Power EPC joint venture which is presented as discontinued operations in CH2M’s consolidated financial statements.

CH2M Revolving Credit Facility

On April 28, 2017, CH2M entered into a Fourth Amendment to its Amended and Restated Credit Agreement (“CH2M Amended Credit Agreement”). The Fourth Amendment allowed for the issuance and sale of the CH2M Second Lien Notes (as defined below) and lowered CH2M’s maximum revolving credit facility (the “CH2M Credit Facility”) to $875.0 million from $925.0 million. The CH2M Credit Facility matures on March 28, 2019 and includes a subfacility for the issuance of standby letters of credit up to $450.0 million, a subfacility of up to $300.0 million for multicurrency borrowings, and a subfacility of up to $50.0 million for swingline loans. Other technical and operating changes to the CH2M Amended Credit Agreement specifically achieved the following:

•	Increased the maximum consolidated leverage ratio to 4.00x from 3.00x;

•	Modified the definition of adjusted EBITDA as used in the financial covenant calculation;

•	Required CH2M to maintain, on a consolidated basis, a maximum consolidated first lien leverage ratio no greater than 3.00x;

•	Required CH2M to maintain a minimum consolidated fixed charge coverage ratio no less than 1.50x; and

•	Restricts CH2M’s ability to repurchase its common or preferred stock, pay cash dividends on or make certain other distributions on its common or preferred stock, and requires compliance with the terms of the Second Lien Indenture, which also limits certain restricted payment and participation in the employee stock ownership program as described below.

At June 30, 2017, CH2M had $317.6 million in outstanding borrowings of the CH2M Credit Facility, compared to $487.0 million at December 30, 2016 and $292.8 million at December 25, 2015. The average rate of interest charged on that balance was 4.33% as of June 30, 2017. At June 30, 2017, company-wide issued and outstanding letters of credit, and bank guarantee facilities of $129.0 million were outstanding, compared to $134.2 million at December 30, 2016 and $145.5 million at December 25, 2015. Additionally, the obligations of CH2M and its subsidiaries that are either borrowers or guarantors under the CH2M Credit Facility are secured by first-priority security interests in substantially all of the domestic assets of CH2M and such subsidiaries. CH2M’s borrowing capacity under the CH2M Credit Facility is limited by a maximum consolidated leverage ratio, which is based on a multiple of adjusted earnings before interest, taxes, depreciation and amortization calculation, and other outstanding obligations of CH2M. CH2M’s remaining unused borrowing capacity under the CH2M Credit Facility was over $400.0 million as of June 30, 2017.

As of June 30, 2017, CH2M was in compliance with the covenants required by the CH2M Amended Credit Agreement. Management continually assesses it potential future compliance with the CH2M Amended Credit

Agreement covenants based upon estimates of future earnings and cash flows. If there is an expected possibility of non-compliance, CH2M will discuss possibilities with its lenders or utilize other means of capitalizing CH2M to waive or remedy any non-compliance. In the context of CH2M’s current debt structure and projected cash needs, there can be no assurance that the capacity under the CH2M Credit Facility will be adequate to fund future operations, to restructure operations, or to allow CH2M to repurchase stock in its internal market in any significant amount or at all.

Based on second quarter results of operation and CH2M’s current business outlook, CH2M believes that its sources of liquidity, including bank facility credit capacity and issuances of debt, equity or other securities, will satisfy its working capital needs, capital expenditures, investment requirements, contractual obligations, commitments, principal and interest payments on its debt and other liquidity requirements for the next 12 months. However, CH2M cannot be certain that it will generate improved cash flows or that it will be able to obtain additional financing or investment on satisfactory terms. In addition, CH2M’s liquidity is constrained due to results of operations and in the event its liquidity is insufficient, CH2M may be required to curtail spending and implement additional cost saving measures and restructuring actions or enter into new financing arrangements.

CH2M Second Lien Indenture

On April 28, 2017, CH2M entered into a Second Lien Indenture (the “CH2M Second Lien Indenture”) through which it issued Senior Second Lien Notes with an aggregate principal amount of $200.0 million at an annual interest rate of 10% (the “CH2M Second Lien Notes”). The CH2M Second Lien Notes mature on April 28, 2020, and interest is payable on May 1 and November 1 of each year, commencing on November 1, 2017. The net proceeds of the CH2M Second Lien Notes were used to repay a portion of the outstanding revolving credit loans under the CH2M Credit Facility. The CH2M Second Lien Notes are unsubordinated, senior obligations of CH2M and are secured by second-priority liens on substantially all of CH2M’s and certain CH2M subsidiaries’ domestic assets.

The CH2M Second Lien Indenture contains financial covenants that require CH2M to maintain a consolidated leverage ratio no greater than 4.50x and restricts CH2M’s ability to repurchase CH2M Common Stock or CH2M Preferred Stock, pay cash dividends on or make certain other distributions on CH2M Common Stock or CH2M Preferred Stock. Specifically, while the CH2M Second Lien Notes are outstanding, the amount CH2M may spend to repurchase CH2M Common Stock in connection with its employee stock ownership program, other than legally required repurchases of CH2M Common Stock held in benefit plans, which are not restricted, will be limited to an aggregate of $75.0 million during the term of the CH2M Second Lien Notes plus a cumulative amount equal to 50% of CH2M’s consolidated net income, or minus 100% of any net loss, from April 1, 2017 to the date on which any such repurchase is to be made. The amount available to make repurchases of CH2M Common Stock shall also be reduced to the extent that CH2M makes legally required repurchases of CH2M Common Stock held in benefit plans in excess of $50.0 million in any period of four consecutive quarters and that CH2M makes certain payments on subordinated indebtedness in accordance with the terms of the CH2M Second Lien Indenture.

The CH2M Second Lien Indenture contains affirmative and negative covenants and other terms that are customary for obligations similar to the CH2M Second Lien Notes, which include covenants that limit or restrict CH2M’s ability to incur additional indebtedness, grant liens to secure their obligations, make certain kinds of investments, dispose of assets outside the ordinary course of business, create contractual restrictions on the ability to pay dividends or make certain other payments, merge or consolidate, sell all or substantially all of its assets, and enter into certain transactions with affiliates unless the transaction is comparable to an arm’s length transaction with a non-affiliate.

CH2M may, at its option, redeem the CH2M Second Lien Notes in whole at any time or from time to time in part, upon notice at a premium on the principal amount plus any accrued and unpaid interest to the date of redemption as shown below:

Redemption Period	Redemption Price
From April 28, 2017 (issue date) through April 28, 2018	110.0%
From April 29, 2018 through April 28, 2019	103.0%
From April 29, 2019 through October 28, 2019	101.5%
From October 29, 2019 through April 28, 2020 (maturity date)	100.0%

Upon the occurrence of a change of control, any holder of CH2M Second Lien Notes will have the right to require CH2M to repurchase all or any portion of the holder’s CH2M Second Lien Notes at a purchase price in cash equal to 101% of the outstanding principal and accrued and unpaid interest, if any, through the date of repurchase.

The CH2M Second Lien Indenture also contains customary events of default. If an event of default occurs, the holders of the CH2M Second Lien Notes may declare any outstanding principal, accrued and unpaid interest, and premium to be immediately due and payable. Additionally, certain events of bankruptcy or insolvency are events of default which shall result in the CH2M Second Lien Notes being due and payable immediately upon the occurrence of such events of default.

Furthermore, on April 28, 2017, CH2M entered into an Intercreditor Agreement (the “CH2M Intercreditor Agreement”) with the agents of the CH2M Second Lien Notes and the lenders of the CH2M Amended Credit Agreement that states that the liens on common collateral securing the claims of the CH2M Amended Credit Agreement have priority over, and are senior to, the liens on the common collateral securing CH2M Second Lien Notes. The senior claims are defined in the CH2M Intercreditor Agreement to include, among other things, the principal amount of all indebtedness incurred under the CH2M Amended Credit Agreement and certain additional senior indebtedness permitted under the CH2M Intercreditor Agreement.

Internal Market Trades

In order to provide liquidity for its Eligible Employee Stockholders, in 2000 CH2M established an internal market (“Internal Market”) effected through an external third-party administrator, currently Computershare Trust Company, N.A. CH2M Common Stock has historically traded on the Internal Market four times per year, though CH2M determines whether to participate in the Internal Market on a quarterly basis. Prior to each quarterly trade date, CH2M has historically reviewed the outstanding orders and any resulting imbalance between sell orders and buy orders and decided whether or not CH2M should participate in the Internal Market by buying shares. In making that determination, CH2M’s management and board of directors have considered prevailing circumstances, including CH2M’s financial condition and results of operations, its available cash and capital resources, including the limits that CH2M may spend on share repurchases and the borrowing capacity available pursuant to the terms of CH2M’s existing unsecured revolving line of credit and other sources of liquidity, expected current and future needs for cash to fund its operations, anticipated contingencies and other factors.

On August 1, 2017, CH2M entered into the Merger Agreement with Jacobs. As a result of the Merger Agreement, CH2M has determined not to hold an Internal Market trade in September 2017 and beyond pending shareholder voting on the proposed Merger Agreement.

Off-Balance Sheet Arrangements

CH2M has interests in multiple joint ventures, some of which are unconsolidated variable interest entities, to facilitate the completion of contracts that are jointly performed with CH2M’s joint venture partners. These joint ventures are formed to leverage the skills of the respective partners and include consulting, construction, design, project management and operations and maintenance contracts. CH2M’s risk of loss on joint ventures is similar to what the risk of loss would be if the project was self-performed, other than the fact that the risk is shared with its joint venture partners. See further discussion in Note 4 – Variable Interest Entities and Equity Method Investments of the Notes to CH2M’s Annual Consolidated Financial Statements and Note 6 – Variable Interest Entities and Equity Method Investments of the Notes to CH2M’s Interim Consolidated Financial Statements in this Proxy Statement/Prospectus.

There were no substantial changes to other off-balance sheet arrangements or contractual commitments during the year ended December 30, 2016. Additionally, there were no substantial changes to other off-balance sheet arrangements or contractual commitments in the six months ended June 30, 2017 as compared to the year ended December 30, 2016.

Controls and Procedures

Disclosure Controls and Procedures

Within CH2M’s Annual Report on Form 10-K, Part II – Item 9A – Controls and Procedures for the year ended December 30, 2016, which was filed on March 7, 2017, CH2M identified three internal control deficiencies that involve the development of project cost estimates for long-term contracts accounted for under the percentage-of-completion method. The material weakness resulted in misstated consolidated financial statements during 2015 that were corrected in the amended 2015 Form 10-K/A for the year ended December 25, 2015, which was filed on January 19, 2017.

As of June 30, 2017, CH2M carried out an evaluation, under the supervision and with the participation of its management, including CH2M’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act. Based upon that evaluation, and as a result of the previously reported material weakness in the design of internal control over financial reporting, CH2M concluded that its disclosure controls and procedures continue to be not effective to ensure that information required to be disclosed by CH2M in reports filed or submitted under the Exchange Act is (a) timely recorded, processed, summarized, and reported and (b) accumulated and communicated to its management, including CH2M’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure until such as the material weakness is fully remediated. See the discussion of remediation activities below.

In light of the material weakness identified below, CH2M performed additional analysis and other post-closing procedures to ensure CH2M’s consolidated financial statements are prepared in accordance with GAAP and reflect its financial position and results of operations as of and for the quarter ended June 30, 2017, as set forth in the Form 10-Q for the quarterly period ended June 30, 2017. As a result, notwithstanding the material weakness, management of CH2M concluded that the consolidated financial statements included in the Form 10-Q for the quarterly period ended June 30, 2017 present fairly, in all material respects, CH2M’s financial position, results of operations, and cash flows as of and for the periods presented.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of CH2M’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Those internal control deficiencies and the status of CH2M’s management’s remediation action plans are summarized below.

Description of Internal Control Deficiencies that resulted in a Material Weakness

Process level control activities related to the processes used to develop project cost estimates for large fixed-firm price engineering, procurement and construction projects. CH2M did not identify these basis of estimate process level control activities as key internal controls, and, as such, they were not designed to operate at the required level of rigor, precision and consistency, and include the retention of adequate documentation.

An internal control that ensures cost estimates on client projects that are not updated during the last month of the reporting period are evaluated for potential accounting implications. The existing control was not designed effectively as it did not sufficiently identify items requiring follow-up and how such items were to be resolved.

A certification process whereby key management roles on client projects identified with inherently high risk of material change in the estimate of cost to complete a project did not operate effectively. This internal control as designed did not adequately identify items requiring follow-up and how such items were to be resolved, including the preparation and review of appropriate documentation of the resolution.

Remediation Efforts to Address the Material Weakness

CH2M management has developed a plan with the oversight of the Audit Committee of the CH2M board of directors to remediate these internal control deficiencies, although remediation actions may evolve as the controls are implemented and tested for operating effectiveness:

Deficient control related to the inadequate design of process level controls dealing with the basis of estimate for large fixed-firm price engineering, procurement and construction projects

•	Developing process level controls that require preparation and documentation of the basis of estimate for major project cost components with significant financial reporting risks, e.g., schedule, labor, subcontractors, materials, change management, and risk register/contingency, and that those estimates and the supporting basis of estimate be evaluated for reasonableness during each reporting period.

•	Finalized the development and implemented a control that documents management’s quarterly evaluation of large fixed-firm price engineering, procurement and construction projects to determine whether any of these projects merit an independent evaluation of risk and their impact on the reliability of cost estimates.

•	Delivering training for personnel in key roles on responsibilities for these controls.

Deficient control related to the evaluation of project cost estimates not updated in the last month of a reporting period

•	Finalized the development and implemented a control that systematically identifies client projects whose estimate of cost to complete have not been updated during the last month of the reporting period, and which includes a management review process that will result in the cost estimate being updated, or documented rationale why a revised estimate was not required.

•	Delivering training for personnel in key roles on responsibilities for this control.

Deficient control related to the certification process

•	Revised the certification control to ensure that project management and corporate accounting identify items requiring follow-up and how such items are to be resolved, including adequate documentation of the resolution. The revised control was fully implemented in the second quarter of 2017.

•	Delivering training for personnel in key roles on responsibilities for this control.

Changes in Internal Control over Financial Reporting

Other than the actions being taken to remediate the material weakness as described above, there have been no changes in CH2M’s internal control over financial reporting during the three months ended June 30, 2017 that have materially affected, or are reasonably likely to materially affect, CH2M’s internal control over financial reporting.

Aggregate Contractual Commitments

CH2M maintains a variety of commercial commitments that are generally made available to provide support for various provisions in engineering and construction contracts. Letters of credit are provided to clients in the ordinary course of the contracting business in lieu of retention or for performance and completion guarantees on engineering and construction contracts. CH2M posts bid bonds and performance and payment bonds, which are contractual agreements issued by a surety, for the purpose of guaranteeing CH2M’s performance on contracts and to protect owners and are subject to full or partial forfeiture for failure to perform obligations arising from a successful bid. CH2M also carries substantial premium paid, traditional insurance for its business risks including professional liability and general casualty insurance and other coverage which is customary in its industry.

CH2M believes that it will be able to continue to have access to professional liability and general casualty insurance, as well as bonds, with sufficient coverage limits, and on acceptable financial terms necessary to support its business. The cost of such coverage has remained stable during 2016, but there are no guarantees that the cost of such coverage will remain stable in future periods.

CH2M’s risk management personnel continuously monitor the developments in the insurance market. The financial stability of the insurance and surety providers is one of the major factors that CH2M takes into account when buying its insurance coverage. Currently CH2M’s insurance and bonds are purchased from several of the world’s leading and financially stable providers often in layered insurance or co-surety arrangements. The built-in redundancy of such arrangements usually enables CH2M to call upon existing insurance and surety suppliers to fill gaps that may arise if other such suppliers become financially unstable.

Contractual obligations outstanding as of December 30, 2016 are summarized below:

	Amount of Commitment Expiration Per Period
($ in millions)	Less than 1 Year	1-3 Years	4-5 Years	Over 5 Years	Total Amount Committed
Letters of credit	$47.8	$44.1	$6.2	$27.7	$125.8
Bank guarantees	7.7	0.6	0.1	—	8.4
Long-term debt	2.2	493.5	2.2	—	497.9
Interest payments(1)	18.5	36.7	18.2	—	73.4
Operating lease obligations	82.2	135.0	92.5	230.8	540.5
Surety and bid bonds	765.2	35.4	0.1	—	800.7

Total	$923.6	$745.3	$119.3	$258.5	$2,046.7

(1) The interest payments on the revolving credit facility are based on the borrowings outstanding as of December 30, 2016 at the expected interest rate over the period outstanding.

Critical Accounting Policies

CH2M’s discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires CH2M to make estimates and judgments that affect both the results of operations as well as the carrying values of its assets and liabilities. Some of CH2M’s accounting policies require CH2M to make difficult and subjective judgments, often as a result of the need to make estimates on matters that are inherently uncertain. CH2M bases estimates on historical experience and on various other assumptions that CH2M believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities as of the date of the financial statements that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Although CH2M’s significant accounting policies are described in the Notes to CH2M’s Annual Consolidated Financial Statements and CH2M’s Interim Consolidated Financial Statements, the accounting policies that CH2M believes are most critical to the understanding of its financial condition and results of operations and require complex management judgment are summarized below:

Revenue Recognition

CH2M earns revenue from different types of services performed under various types of contracts, including cost-plus, fixed-price and time-and-materials. CH2M evaluates contractual arrangements to determine how to recognize revenue. CH2M primarily performs engineering and construction related services and recognize revenue for these contracts on the percentage-of-completion method where progress towards completion is measured by relating the actual cost of work performed to date to the current estimated total cost of the respective contract. In making such estimates, judgments are required to evaluate potential variances in schedule, the cost of materials and labor, productivity, subcontractor costs, liability claims, contract disputes, and achievement of contract performance standards. CH2M records the cumulative effect of changes in contract revenue and cost at completion in the period in which the changed estimates are determined to be reliably estimable.

Below is a description of the four basic types of contracts from which CH2M may earn revenue:

Cost Plus Contracts. Cost plus contracts can be cost plus a fixed fee or rate, or cost plus an award fee. Under these types of contracts, CH2M charges its clients for its costs, including both direct and indirect costs, plus a fixed fee or an award fee. CH2M generally recognizes revenue based on the labor and non-labor costs it incurs, plus the portion of the fixed fee or award fee CH2M has earned to date.

Included in the total contract value for cost-plus fee arrangements is the portion of the fee for which receipt is determined to be probable. Award fees are influenced by the achievement of contract milestones, cost savings and other factors.

Fixed-Price Contracts. Under fixed-price contracts, CH2M’s clients pay CH2M an agreed amount negotiated in advance for a specified scope of work. For engineering and construction contracts, CH2M recognizes revenue on fixed-price contracts using the percentage-of-completion method where direct costs incurred to date are compared to total projected direct costs at contract completion. Prior to completion, CH2M’s recognized profit margins on any fixed-price contract depend on the accuracy of CH2M’s estimates and will increase to the extent that CH2M’s actual costs are below the original estimated amounts. Conversely, if CH2M’s costs exceed these estimates, its profit margins will decrease, and CH2M may realize a loss on a project. The significance of these estimates varies with the complexity of the underlying project, with CH2M’s large, fixed-price EPC projects being most significant.

Time and Materials Contracts. Under its time-and-materials contracts, CH2M negotiates hourly billing rates and charges its clients based on the actual time that CH2M expends on a project. In addition, clients reimburse CH2M for its actual out of pocket costs of materials and other direct expenditures that it incur in connection with its performance under the contract. CH2M’s profit margins on time-and-materials contracts fluctuate based on actual labor and overhead costs that CH2M directly charges or allocates to contracts compared with the negotiated billing rate and markup on other direct costs. Some of CH2M’s time-and-materials contracts are subject to maximum contract values, and accordingly, revenue under these contracts is recognized under the percentage-of-completion method where costs incurred to date are compared to total projected costs at contract completion. Revenue on contracts that is not subject to maximum contract values is recognized based on the actual number of hours CH2M spends on the projects plus any actual out of pocket costs of materials and other direct expenditures that CH2M incurs on the projects.

Operations and Maintenance Contracts. A portion of CH2M’s contracts are operations and maintenance type contracts. Revenue is recognized on operations and maintenance contracts on a straight-line basis over the life of the contract once CH2M has an arrangement, service has begun, the price is fixed or determinable and collectability is reasonably assured.

For all contract types noted above, change orders are included in total estimated contract revenue when it is probable that the change order will result in an addition to contract value and when the change order can be estimated. Management evaluates when a change order is probable based upon its experience in negotiating change orders, the customer’s written approval of such changes or separate documentation of change order costs that are identifiable. Additional contract revenue related to claims is included in total estimated contract revenue when the amount can be reliably estimated, which is typically evidenced by a contract or other evidence providing a legal basis for the claim.

Losses on construction and engineering contracts in process are recognized in their entirety when the loss becomes evident and the amount of loss can be reasonably estimated.

Income Taxes

In determining net income for financial statement purposes, CH2M must make estimates and judgments in the calculation of tax assets and liabilities and in the determination of the recoverability of the deferred tax assets. CH2M accounts for income taxes utilizing an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax effects of events that have been recognized in the financial statements or tax returns. In estimating future tax consequences, CH2M generally considers all expected future events other than enactment of changes in the tax laws or rates. Deferred tax assets and liabilities are determined based on the difference between the tax basis of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which differences are expected to reverse. CH2M must assess the likelihood that it will be able to recover its deferred tax assets. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will not be realized. Annually, CH2M determines the amount of undistributed foreign earnings invested indefinitely in its foreign operations. Deferred taxes are not provided on those earnings.

In addition, the calculation of CH2M’s income tax provision and tax assets and liabilities involves uncertainties in the application of complex tax regulations. For income tax benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. CH2M records reserves for uncertain tax positions that do not meet these criteria.

Goodwill

Goodwill represents the excess of costs over fair value of the assets of businesses CH2M has acquired. Goodwill acquired in a purchase business combination is not amortized, but instead, is tested for impairment at least annually in accordance with the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 350, Intangibles-Goodwill and Other (“ASC 350”), as amended. CH2M’s annual goodwill impairment test is conducted as of the first day of the fourth quarter of each year, however, upon the occurrence of certain triggering events, CH2M is also required to test for impairment at dates other than the annual impairment testing date. In performing the impairment test, CH2M evaluates its goodwill at the reporting unit level. Under the guidance of ASC 350, CH2M has the option to assess either quantitative or qualitative factors to determine whether it is more likely than not that the fair values of its reporting units are less than their carrying amounts. If after assessing the totality of events or circumstances, CH2M determines that it is not more likely than not that the fair values of its reporting units are less than their carrying amounts, then the next step of the impairment test is unnecessary. If CH2M concludes otherwise, then it is required to test goodwill for impairment under the two-step process. The two-step process involves comparing the estimated fair value of each reporting unit to the unit’s carrying value, including goodwill. If the carrying value of a reporting unit does not exceed its fair value, the goodwill of the reporting unit is not considered impaired; therefore, the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its estimated fair value, CH2M would then perform a second step to measure the amount of goodwill impairment loss to be recorded.

CH2M determines the fair value of its reporting units using a combination of the income approach, the market approach, and the cost approach. The income approach calculates the present value of future cash flows based on assumptions and estimates derived from a review of CH2M’s expected revenue growth rates, profit margins, business plans, cost of capital and tax rates for the reporting units. The market based valuation method estimates the fair value of CH2M’s reporting units by the application of a multiple to CH2M’s estimate of a cash flow metric for each business unit. The cost approach estimates the fair value of a reporting unit as the net replacement cost using current market quotes.

Pension and Postretirement Employee Benefits

The unfunded or overfunded projected benefit obligation of CH2M’s defined benefit pension plans and other postretirement benefits are recorded in its consolidated financial statements using actuarial valuations that are based on many assumptions. These assumptions primarily include discount rates, rates of compensation increases for participants, mortality rates, and long-term rates of return on plan assets. CH2M uses judgment in selecting these assumptions each year because CH2M has to consider not only the current economic environment in each host country, but also future market trends, changes in interest rates and equity market performance. CH2M’s plan liabilities are most sensitive to changes in the discount rates, which if reduced by 25 basis points, plan liabilities for the U.S. and non-U.S. plans would increase by approximately $8.0 million and $35.0 million, respectively. For the year ended December 30, 2016, the combined U.S. and non-U.S. pension plan benefit obligation decreased by $293.5 million primarily due to the transaction by HGL which restructured benefits for those members transferring to HPS2 as well as settled the obligation related to the members who remained in the HPS, as previously discussed, and changes in the foreign currency translation. These reductions in the pension plan benefit obligations were partially offset by changes in actuarial assumptions primarily caused by decreased discount rates for both the U.S. and non-U.S. pension plans. As a result of the restructured benefit transaction and actuarial assumption changes, accumulated other comprehensive income within consolidated equity increased by $92.9 million. Changes in these assumptions have an immaterial impact on CH2M’s net periodic pension costs as most of CH2M’s defined benefit arrangements have been closed to new entrants and ceased future accruals. Under current accounting guidance, any increase in expense resulting from changes in assumptions is recognized over time.

Recent Accounting Standards

Refer to “Recent Accounting Standards” in Note 1 – Summary of Business and Significant Accounting Policies of the Notes to CH2M’s Annual Consolidated Financial Statements and Note 1 – Summary of Business and Significant Accounting Policies of the Notes to CH2M’s Interim Consolidated Financial Statements in this Proxy Statement/Prospectus for additional detail.

Commitments and Contingencies

Refer to Note 19 – Commitments and Contingencies of the Notes to CH2M’s Annual Consolidated Financial Statements and Note 15 – Summary of Business and Significant Accounting Policies of the Notes to CH2M’s Interim Consolidated Financial Statements in this Proxy Statement/Prospectus for additional detail.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of CH2M’s operations CH2M is exposed to certain market risks, primarily changes in foreign currency exchange rates and interest rates. This risk is monitored to limit the effect of foreign currency exchange rate and interest rate fluctuations on earnings and cash flows.

Foreign currency exchange rates

CH2M operates in many countries around the world, and as a result, CH2M is exposed to foreign currency exchange rate risk on transactions in numerous countries, particularly with respect to its operations in the United Kingdom and Canada. CH2M is primarily subject to this risk on long term projects whereby the currency being paid by CH2M’s client differs from the currency in which CH2M incurred its costs, as well as intercompany trade balances among CH2M’s entities with differing currencies. In order to mitigate this risk, CH2M enters into derivative financial instruments. CH2M does not enter into derivative transactions for speculative or trading purposes. All derivatives are carried at fair value in the consolidated balance sheets and changes in the fair value of the derivative instruments are recognized in earnings. These currency derivative instruments are carried on the balance sheet at fair value and are based upon Level 2 inputs including third party quotes. As of June 30, 2017, CH2M had derivative liabilities of $2.0 million of forward foreign exchange contracts on world currencies with varying durations, none of which extend beyond one year.

Interest rates

CH2M’s interest rate exposure is primarily limited to the CH2M Credit Facility. As of June 30, 2017, the outstanding balance on the CH2M Credit Facility was $317.6 million. CH2M has assessed the market risk exposure on this financial instrument and determined that any significant change to the fair value of this instrument would not have a material impact on CH2M’s consolidated results of operations, financial position or cash flows. Based upon the amount outstanding under the CH2M Credit Facility, a one percentage point change in the assumed interest rate would change CH2M’s annual interest expense by approximately $3.2 million.

INFORMATION RELATED TO CH2M VOTING SECURITIES

CH2M Stockholders Entitled to Vote; Record Date

Only holders of record of CH2M Common Stock and CH2M Preferred Stock at the close of business on [●], 2017 (the “Record Date”) are entitled to notice of, and to vote at, the CH2M Special Meeting. For each share of CH2M Common Stock, or for each share of CH2M Common Stock you would be entitled to upon the conversion of any shares of CH2M Preferred Stock that you owned on the Record Date, you are entitled to cast one vote on each matter voted upon at the CH2M Special Meeting. If you are a participant in the CH2M 401(k) Plan, you may not vote at the CH2M Special Meeting but have the right to instruct the trustee of the CH2M 401(k) Plan regarding how to vote the shares of CH2M Common Stock in your account under such CH2M 401(k) Plan on the Record Date. The trustee will vote the shares of CH2M Common Stock in your account under the CH2M 401(k) Plan in accordance with your instructions, provided that the trustee determines it can do so in accordance with ERISA. If you do not send instructions regarding the voting of CH2M Common Stock in your CH2M 401(k) Plan account, or if your instructions are not received in a timely manner, such shares shall be voted at the CH2M Special Meeting by the trustee of the CH2M 401(k) Plan in accordance with the interests of the CH2M 401(k) Plan participants and the CH2M 401(k) Plan as a whole, as determined by the trustee. The voting instruction form must be received before 11:59 p.m., Mountain time, on [●], 2017 to be timely. Please note that you may not vote the shares of CH2M Common Stock that are credited to your account(s) under the Deferred Compensation Plan (the “DCP”), the Supplemental Executive Retirement and Retention Plan (the “SERRP”) and/or the International Deferred Compensation Plan (the “ISVEU”) since these shares have not been issued to you. As of the Record Date, there were [●] shares of CH2M Common Stock and [●] shares of CH2M Preferred Stock outstanding and entitled to vote at the CH2M Special Meeting, held by approximately [●] holders of record. On the Record Date, the CH2M Preferred Stock was convertible into [●] shares of CH2M Common Stock.

Security Ownership of Certain Stockholders

The following table shows the number of shares of CH2M Common Stock beneficially owned by any person or group known to CH2M as of September 5, 2017, to be the beneficial owner of more than 5% of CH2M Common Stock.

Name and Address of Stockholder	Number of Shares		Percent of Class
Trustee of the CH2M HILL Retirement and Tax-Deferred Savings Plan 9191 South Jamaica Street Englewood, CO 80112	13,694,913	(1)	55.66%

AP VIII CH2 Holdings, L.P. One Manhattanville Road, Suite 201 Purchase, NY 10577	5,285,306	(2)	17.68%

(1)	Shares of CH2M Common Stock are held of record by the trustee for the accounts of participants in the CH2M 401(k) Plan. The trustee will vote uninstructed shares in accordance with the interests of the CH2M 401(k) Plan participants and the CH2M 401(k) Plan as a whole, as determined by the trustee. The trustees will then vote the CH2M 401(k) Plan participant instructed shares in accordance with such instructions, provided the trustee determine they can do so in accordance with ERISA. In all events, the trustee will comply with ERISA in voting shares.
(2)

This share ownership information is based upon the records of CH2M on September 5, 2017. Apollo, collectively with the entities listed below, has shared voting and dispositive power with respect to an aggregate of 5,285,306 shares of CH2M Common Stock consisting of 4,821,600 shares of CH2M Common Stock issuable upon conversion of the shares of CH2M Preferred Stock held by Apollo and 463,706 shares of CH2M Common Stock issuable with respect to dividends on the CH2M Preferred Stock that have accrued as of September 5, 2017 but have not been paid. A Schedule 13D/A filed with the SEC on February 24, 2017, disclosed beneficial ownership of the CH2M Preferred Stock by

(i) Apollo, (ii) CH2 Holdings GP, LLC, a Delaware limited liability company (“CH2 Holdings GP”), (iii) Apollo Investment Fund VIII, L.P., a Delaware limited partnership (“AIF VIII”), (iv) Apollo Management VIII, L.P., a Delaware limited partnership (“Management VIII”), (v) AIF VIII Management, LLC, a Delaware limited liability company (“AIF VIII LLC”), (vi) Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”), (vii) Apollo Management GP, LLC, a Delaware limited liability company (“Apollo Management GP”), (viii) Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”), and (ix) Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Management Holdings GP”). The principal address of each of Apollo, CH2 Holdings GP and AIF VIII is One Manhattanville Road, Suite 201, Purchase, New York 10577. The principal address of each of Management VIII, AIF VIII LLC, Apollo Management, Apollo Management GP, Management Holdings and Management Holdings GP is 9 West 57th Street, 43rd Floor, New York, New York 10019.

Security Ownership of Directors, Director Nominees and Executive Officers

The following table sets forth information as of September 5, 2017, as to the beneficial ownership of CH2M equity securities by (a) each director and director nominee of CH2M, (b) each “named executive officer” of CH2M and (c) all of CH2M’s current directors and executive officers as a group. None of the individuals listed below beneficially owned more than 1% of the outstanding shares of CH2M. As a group, all of CH2M’s current directors and executive officers beneficially owned approximately 2.8% of the outstanding shares of CH2M, including stock options exercisable within 60 days of September 5, 2017. The proposal to adopt the Merger Agreement will be approved if a majority of the outstanding shares of CH2M Common Stock and CH2M Preferred Stock entitled to vote, voting together as a single class on an as-converted basis, vote in favor of the CH2M Merger Proposal.

Name of Beneficial Owner	CH2M Common Stock Held Directly(1)	CH2M Common Stock Held Indirectly(2)	CH2M Stock Options Exercisable Within 60 Days	Total Beneficial Ownership
Malcolm Brinded	19,009	0	0	19,009
Lisa Glatch	9,173	630	22,972	32,775
Jacqueline C. Hinman	73,676	11,356	63,612	148,644
Charles O. Holliday, Jr.	18,701	0	0	18,701
W. Blakely Jeffcoat	16,512	36,450	2,400	55,362
Scott Kleinman	0	0	0	0
Gary L. McArthur	9,638	648	54,068	64,354
Thomas M. McCoy	5,531	550	23,128	29,209
Gregory T. McIntyre	44,240	66,806	14,240	125,286
Antoine G. Munfakh	0	0	0	0
Georgia R. Nelson	15,162	0	0	15,162
Thomas L. Pennella	15,498	8,745	4,342	28,585
Terry A. Ruhl	13,703	5,129	6,594	25,426
Matthew Sutton	8,299	261	3,386	11,946
Janet Walstrom	35,532	5,259	2,975	43,766
Barry L. Williams	35,985	0	0	35,985
All current directors and executive officers as a group (19 people)	337,392	145,304	206,399	689,094

(1)	Includes restricted stock held by directors and executive officers over which they maintain sole voting power but no investment power.
(2)	Includes CH2M Common Stock held through the CH2M 401(k) Plan trust and the DCP.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires CH2M’s directors, executive officers and holders of more than 10% of CH2M Common Stock to file with the SEC initial reports of ownership and reports of changes in ownership of CH2M Common Stock and other equity securities. These executive officers, directors and beneficial owners are required by SEC regulation to furnish CH2M with copies of all Section 16(a) forms filed by the reporting persons. Based on CH2M’s records, CH2M believes that all Section 16(a) reporting requirements related to CH2M directors, executive officers and holders of more than 10% of CH2M Common Stock were timely fulfilled during fiscal year 2016 and during the quarters ended March 31, 2017 and June 30, 2017.

Equity Compensation Plan Information

The following information is provided as of September 5, 2017, with respect to compensation plans pursuant to which CH2M may grant equity awards to eligible persons. Please see Note 15 to CH2M’s Annual Consolidated Financial Statements in this Proxy Statement/Prospectus, for descriptions of the equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)		(b)	(c)
Equity compensation plans approved by security holders(1)	2,397,867	(3)	$57.87	12,077,181	(4)

Equity compensation plans not approved by security holders(2)	271	(5)	$46.83	—	(6)

Total	2,398,138		$57.87	12,077,181

(1)	The equity compensation plans approved by stockholders include the CH2M HILL Companies, Ltd. Amended and Restated 2009 Stock Option Plan and the CH2M HILL Companies, Ltd. Payroll Deduction Stock Purchase Plan as amended and restated effective January 1, 2004 (PDSPP).
(2)	The equity compensation plans not approved by stockholders include the CH2M HILL Companies, Ltd. Amended and Restated Short-Term Incentive Plan effective January 1, 2012 and the CH2M HILL Companies, Ltd. Amended and Restated Long Term Incentive Plan effective January 1, 2011.
(3)	Consists of 2,397,074 outstanding stock options. These stock options were granted prior to September 5, 2017.
(4)	Includes 1,833,450 shares reserved for future issuance under the 2009 Stock Option Plan and 10,243,731 shares available for purchase under the PDSPP.
(5)	Includes 271 shares issued under the Short-Term Incentive Plan and the Long Term Incentive Plan paid or to be paid in 2017. These shares were earned in 2016.
(6)	Shares available for future issuance under the Long Term and Short-Term Incentive Plans (excluding shares reflected in column (a)) are not determinable until the end of each year.

THE MERGER

The following is a description of certain material aspects of the Merger (as defined below). This description may not contain all of the information that may be important to you. The discussion of the Merger in this Proxy Statement/Prospectus is qualified in its entirety by reference to the Merger Agreement (as defined below), which is attached to this Proxy Statement/Prospectus as Annex A. We encourage you to read carefully and in its entirety the Proxy Statement/Prospectus, including the Annexes hereto, and the documents incorporated by reference herein, as well as the registration statement to which this Proxy Statement/Prospectus relates, including the exhibits to the registration statement to which this Proxy Statement/Prospectus relates, for a more complete understanding of the Merger. This section is not intended to provide you with any factual information about Jacobs or CH2M. Such information can be found elsewhere in this Proxy Statement/Prospectus and in the public filings Jacobs and CH2M make with the SEC, as described in “Where You Can Find More Information” beginning on page 237 and, as to Jacobs, “Incorporation of Certain Documents by Reference” beginning on page  236.

General Description of the Merger

On August 1, 2017, Jacobs Engineering Group Inc. (“Jacobs”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CH2M HILL Companies, Ltd., a Delaware corporation (“CH2M”), and Basketball Merger Sub Inc., a Delaware corporation and wholly-owned direct subsidiary of Jacobs (“Merger Sub”). Pursuant to and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into CH2M, with CH2M continuing as the surviving corporation and becoming a wholly-owned direct subsidiary of Jacobs (the “Merger”).

It is anticipated that, upon the closing of the Merger, CH2M’s stockholders will own approximately 15%, of the outstanding shares of common stock, par value $1.00 per share, of Jacobs (“Jacobs Common Stock”), calculated on a fully-diluted basis.

Merger Consideration

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of CH2M common stock, par value $0.01 per share, (“CH2M Common Stock”) (other than shares of CH2M Common Stock owned by (i) Jacobs, CH2M or any of their wholly-owned subsidiaries, which shares will be cancelled and will cease to exist or (ii) any person who is entitled to and properly demands statutory appraisal of his, her or its shares of CH2M Common Stock under Delaware law) will be converted into the right to receive, at the election of the holder thereof in accordance with, and subject to, the terms, conditions and procedures set forth in the Merger Agreement, in each case without interest one of the following considerations (the “Merger Consideration”):

•	the combination of (such election, a “Mixed Election”) (a) $52.85 in cash (the “Mixed Cash Consideration”) and (b) 0.6677 shares of Jacobs Common Stock (the “Mixed Stock Consideration” and together with the Mixed Cash Consideration, the “Mixed Election Consideration”);

•	$88.08 in cash (such election, the “Cash Election”) (the “Cash Election Consideration”); or

•	1.6693 shares of Jacobs Common Stock (such election, the “Stock Election”) (the “Stock Election Consideration”).

In addition, at the Effective Time, each outstanding share of CH2M preferred stock, par value $0.01 per share, (“CH2M Preferred Stock”) will be deemed converted into shares of CH2M Common Stock pursuant to Section 2.2 of the Certificate of Designation of the Series A Preferred Stock of CH2M (the “Certificate of Designation”), and such shares will be converted into the right to receive, at the election of the holder thereof in accordance with, and subject to, the terms, conditions and procedures set forth in the Merger Agreement, the applicable Merger Consideration elected by such holder.

CH2M stockholders who elect to receive the Cash Election Consideration or the Stock Election Consideration will be subject to the proration and allocation procedures described below to ensure that the aggregate number of shares of Jacobs Common Stock to be issued by Jacobs in the Merger and the aggregate amount of cash to be paid in the Merger will be the same as if all applicable CH2M stockholders received the Mixed Election Consideration. Pursuant to the proration and allocation procedures in the Merger Agreement, which are described below, each CH2M stockholder, including AP VIII CH2 Holdings, L.P. (“Apollo”) may not receive the form of consideration that such CH2M stockholder elected to receive. Any applicable CH2M stockholder who does not make an election (including for shares for which an election is not properly made) will be treated as having elected to receive the Mixed Election Consideration. CH2M stockholders who hold shares of CH2M Common Stock under the CH2M 401(k) Plan may elect any of the above forms of Merger Consideration. Individuals who have shares of CH2M Common Stock credited to accounts under the DCP, the SERRP and/or the ISVEU may not elect the form of Merger Consideration set forth above and, instead, the administrator of each such plan will determine the form of Merger Consideration to be credited to such accounts.

No fractional shares of Jacobs Common Stock will be issued in the Merger, and applicable CH2M stockholders who would otherwise have been entitled to receive a fraction of a share of Jacobs Common Stock (after aggregating all shares represented by the certificates and book-entry shares of CH2M delivered by such CH2M stockholder pursuant to the Merger) will receive cash, without interest, in lieu of any fractional shares. The Merger Consideration will be delivered to CH2M stockholders who have properly submitted the applicable forms described in this Proxy Statement/Prospectus as promptly as practicable following the Merger.

Treatment of CH2M Equity Awards

Immediately prior to the Effective Time, the vesting of each (i) outstanding share of restricted CH2M Common Stock (“CH2M Restricted Shares”), (ii) restricted stock unit in respect of CH2M Common Stock that is not an Assumed Restricted Stock Unit (as defined below), (iii) performance stock unit in respect of CH2M Common Stock that is not an Assumed Performance Stock Unit (as defined below), (iv) phantom stock right in respect of or economically linked to a share of CH2M Common Stock, (v) option to purchase CH2M Common Stock, (vi) stock appreciation right in respect of CH2M Common Stock and (vii) other equity or equity-based award in respect of, linked to or denominated in, CH2M Common Stock other than an Assumed Restricted Stock Unit (as defined below) or Assumed Performance Stock Unit (as defined below) (collectively, “CH2M Accelerated Equity Awards”) will accelerate with respect to one hundred percent (100%) of the shares of CH2M Common Stock underlying, or otherwise linked to, such CH2M Accelerated Equity Award (treating for this purpose any performance-based vesting condition as having been attained at “target”).

In addition, immediately prior to the Effective Time, each CH2M Accelerated Equity Award (other than CH2M Restricted Shares which will be converted in the Merger pursuant to the terms described above) will be cancelled in exchange for a cash payment equal to (i) any positive difference between the Mixed Election Consideration (valuing the Jacobs Common Stock in the Mixed Election Consideration based on the VWAP (as defined below)) and the exercise price per share of CH2M Common Stock, if applicable thereto, multiplied by (ii) the total number of shares of CH2M Common Stock subject to such CH2M Accelerated Equity Award as of immediately prior to such cancellation (the “Accelerated Equity Award Payment”).

At the Effective Time, each (i) restricted stock unit in respect of CH2M Common Stock granted after February 28, 2017 under CH2M’s Amended and Restated Long-Term Incentive Plan (“Assumed Restricted Stock Units”) held by an employee of CH2M who will continue employment with CH2M, Jacobs or their affiliates following the Effective Time (each, a “Continuing Employee”) will be converted into a restricted stock unit on the same terms and conditions (including applicable vesting requirements) in respect of the number of shares of Jacobs Common Stock equal to (a) the number of shares of CH2M Common Stock subject thereto immediately prior to the Effective Time, multiplied by (b) the Assumed Equity Award Exchange Ratio (as defined below) and (ii) performance stock unit in respect of CH2M Common Stock granted after February 28, 2017 under CH2M’s Amended and Restated Long-Term Incentive Plan (“Assumed Performance Stock Units”)

held by a Continuing Employee will be converted into a Jacobs restricted stock unit on the same terms and conditions (with vesting to occur in substantially equal installments on each of the first three (3) anniversaries of the original date of grant of the related Assumed Performance Stock Unit, subject to such accelerated vesting, if any, provided to the holder thereof upon a qualifying termination of employment pursuant to current CH2M arrangements), in respect of the number of shares of Jacobs Common Stock equal to (a) the number of shares of CH2M Common Stock that would have vested at the end of the performance period if target performance had been achieved immediately prior to the Effective Time, multiplied by (b) the Assumed Equity Award Exchange Ratio. The “Assumed Equity Award Exchange Ratio” means (x) the sum of the cash and stock portions of the Mixed Election Consideration, divided by (y) the volume weighted average trading price of Jacobs Common Stock on the New York Stock Exchange (“NYSE”) for the ten (10) consecutive trading days ending on the third complete trading day prior to (and excluding) the closing date (the “VWAP”).

Election Procedures for the Merger Consideration

Election Form Generally

An election form (the “Election Form”), which is attached to this Proxy Statement/Prospectus as Annex E, will be mailed to all persons who are holders of record of CH2M Common Stock and CH2M Preferred Stock at the close of business on [●], 2017 (the “Record Date”) excluding shares of CH2M Common Stock held in the CH2M 401(k) Plan which will receive a separate election form described in greater detail below. CH2M stockholders may obtain additional Election Forms as may reasonably be requested from time to time from Georgeson LLC. Please note that if there are shares of CH2M Common Stock that have been credited to your account(s) under the DCP, SERRP and/or the ISVEU, you may not make an election with respect to such shares and, instead, the administrator of each such plan will determine the form of Merger Consideration to be credited to such account(s).

Each Election Form will permit the record holder of CH2M Common Stock or CH2M Preferred Stock to specify the number of shares of such holder’s CH2M Common Stock with respect to which such holder makes a (x) Mixed Election (each such share, a “Mixed Election Share”), (y) Cash Election (each such share, a “Cash Election Share”) and (z) Stock Election (each such share, a “Stock Election Share”).

Any shares of CH2M Common Stock or CH2M Preferred Stock with respect to which Wells Fargo Shareowner Services, the exchange agent for the Merger (the “Exchange Agent”) has not received an effective, properly completed Election Form on or before 5:00 p.m., Eastern time (the “Election Deadline”), on the date that is one (1) business day immediately preceding the special meeting of the CH2M stockholders (the “CH2M Special Meeting”), will be deemed to be “no election shares,” and the holders of such no election shares will be deemed to have made a Mixed Election with respect to such no election shares (excluding shares of CH2M Common Stock owned by (i) Jacobs, CH2M or any of their wholly-owned subsidiaries, which shares will be cancelled and will cease to exist or (ii) any person who is entitled to and properly demands statutory appraisal of his, her or its shares of CH2M Common Stock under Delaware law). Both the Stock Election and the Cash Election are subject to proration and adjustment procedures to ensure that the aggregate number of shares of Jacobs Common Stock to be issued by Jacobs in the Merger and the aggregate amount of cash to be paid in the Merger will be the same as if all applicable CH2M electing stockholders received the Mixed Election Consideration, as described in “The Merger—Proration Procedures” beginning on page 136.

Any Election Form may be revoked or changed by the record holder of CH2M Common Stock or CH2M Preferred Stock submitting such Election Form, by written notice received by the Exchange Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of CH2M Common Stock or CH2M Preferred Stock represented by such Election Form will become no election shares, except to the extent a subsequent Election Form is properly submitted to the Exchange Agent with respect to such shares of CH2M Common Stock or CH2M Preferred Stock prior to the Election Deadline. Subject to the terms of the Merger Agreement and the Election Form, the Exchange Agent has the reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Jacobs, CH2M, Merger Sub or the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

Elections for Shares of CH2M Common Stock Held Under the CH2M 401(k) Plan

The election form for shares of CH2M Common Stock held by CH2M stockholders in the CH2M 401(k) Plan (the “401(k) Election Form”) will be separately mailed to such CH2M stockholders by, or at the direction of, the trustee of the CH2M 401(k) Plan. The 401(k) Election Form will allow each such CH2M stockholder to direct the trustee to make a specific election with respect to shares of CH2M Common Stock held in its account under the CH2M 401(k) Plan. The trustee of the CH2M 401(k) Plan must receive the 401(k) Election Form prior to the date specified in such 401(k) Election Form. For all purposes of this Proxy Statement/Prospectus, the “Election Deadline” for the shares of CH2M Common Stock held by CH2M stockholders in the CH2M 401(k) Plan is the date specified in the 401(k) Election Form.

If the trustee of the CH2M 401(k) Plan does not receive a properly completed 401(k) Election Form prior to the date specified in the 401(k) Election Form, the trustee cannot ensure that the election of the applicable CH2M stockholder will be followed and the trustee will make an election on such CH2M stockholder’s behalf with respect to shares of CH2M Common Stock held in the CH2M 401(k) Plan.

Any 401(k) Election Form may be revoked or changed by the applicable account holder under the CH2M 401(k) Plan, by written notice received by the trustee prior to the Election Deadline. In the event a 401(k) Election Form is revoked prior to the Election Deadline, the trustee will make an election on such CH2M stockholder’s behalf with respect to the shares of CH2M Common Stock represented by such 401(k) Election Form, except to the extent a subsequent 401(k) Election Form is properly submitted to the trustee with respect to such shares of CH2M Common Stock prior to the Election Deadline. Subject to the terms of the Merger Agreement and the Election Form, the trustee has the reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the 401(k) Election Forms, and any good faith decisions of the trustee regarding such matters shall be binding and conclusive. None of Jacobs, CH2M, Merger Sub or the trustee shall be under any obligation to notify any person of any defect in a 401(k) Election Form.

No Recommendation Regarding Elections

Neither Jacobs nor CH2M is making any recommendation as to which Merger Consideration election a CH2M stockholder should make. If you are a CH2M stockholder, you must make your own decision with respect to these elections and may wish to seek the advice of your own attorneys or accountants.

Information about the Merger Consideration Elections

The mix of consideration payable to CH2M stockholders who make the Cash Election or the Stock Election will not be known until the results of the elections made by CH2M stockholders are tallied, which will not occur until near or after the closing of the Merger. The greater the oversubscription of the Stock Election, the less stock and more cash a CH2M stockholder making the Stock Election will receive. Reciprocally, the greater the oversubscription of the Cash Election, the less cash and more stock a CH2M stockholder making the Cash Election will receive. However, in no event will a CH2M stockholder who makes the Cash Election or the Stock Election receive less cash and more shares of Jacobs Common Stock, or fewer shares of Jacobs Common Stock and more cash, respectively, than a CH2M stockholder who makes the Mixed Election.

Proration Procedures

Both the Cash Election Consideration and the Stock Election Consideration are subject to proration and adjustment procedures, depending on the aggregate elections of the CH2M stockholders.

If a CH2M stockholder makes a Cash Election, and the Cash Election Amount (as defined below) is greater than the Available Cash Election Amount (as defined below), then such CH2M stockholder will receive for each share of CH2M Common Stock (including as-converted CH2M Preferred Stock) for which such CH2M stockholder makes a Cash Election:

•	an amount of cash (without interest) equal to the product of the Cash Election Consideration multiplied by a fraction, the numerator of which shall be the Available Cash Election Amount (as defined below) and the denominator of which shall be the Cash Election Amount (as defined below) (such fraction, the “Cash Fraction”); and

•	a number of shares of Jacobs Common Stock equal to the product of (i) the Stock Election Consideration multiplied by (ii) a fraction equal to one minus the Cash Fraction.

“Available Cash Election Amount” means the difference between (a) the product of the Mixed Cash Consideration multiplied by the total number of shares of CH2M Common Stock (including as-converted CH2M Preferred Stock but excluding shares of CH2M Common Stock owned by Jacobs, CH2M or any of their wholly-owned subsidiaries) issued and outstanding immediately prior to the Effective Time, minus (b) the product of (x) the total number of Mixed Election Shares (it being understood, for the avoidance of doubt, that “no election shares” shall be deemed to be Mixed Election Shares for this purpose), multiplied by (y) the Mixed Cash Consideration, minus (c) the product of (i) the total number of shares held by any holder of CH2M Common Stock who is entitled to demand and properly demands appraisal of such shares under Delaware law, multiplied by (ii) the Cash Election Consideration.

“Cash Election Amount” means the product of the number of the aggregate Cash Election Shares multiplied by the Cash Election Consideration.

If a CH2M stockholder makes a Stock Election, and the Available Cash Election Amount is greater than the Cash Election Amount, then such CH2M stockholder will receive for each share of CH2M Common Stock (including as-converted CH2M Preferred Stock) for which such CH2M stockholder makes a Stock Election:

•	an amount of cash (without interest) equal to the amount of such excess divided by the number of Stock Election Shares; and

•	a number shares of Jacobs Common Stock equal to the product of (i) the Stock Election Consideration, multiplied by (ii) a fraction, the numerator of which will be the difference between (a) the Cash Election Consideration minus (b) the amount of cash calculated in the immediately preceding bullet and the denominator of which will be the Cash Election Consideration.

Set forth below are illustrative examples of how the proration and adjustment procedures will work in the event there is an oversubscription of the Cash Election or the Stock Election.

Example A — Oversubscription of Cash Election. For purposes of this example, assume the following:

•	there are 30,000,000 outstanding shares of CH2M Common Stock (including as-converted CH2M Preferred Stock);

•	CH2M stockholders make the Mixed Election with respect to 15,000,000 shares (or 50%) of CH2M Common Stock;

•	CH2M stockholders make the Cash Election with respect to 12,000,000 shares (or 40%) of CH2M Common Stock;

•	CH2M stockholders make the Stock Election with respect to the remaining 3,000,000 shares (or 10%) of CH2M Common Stock; and

•	no CH2M stockholders exercise their right to appraisal under Delaware law.

In this example, without proration or allocation, the Cash Election would be oversubscribed because the Cash Election Amount would be approximately $1.057 billion (the product of the total number of shares of CH2M Common Stock for which the Cash Election has been made multiplied by the Cash Election Consideration), an amount that is greater than the Available Cash Election Amount (which, in this example, would be approximately $793 million, the difference between (a) the product of the cash component of the Mixed Election Consideration multiplied by the total number of shares of CH2M Common Stock, minus (b) the product of the total number of shares of CH2M Common Stock for which the Mixed Election has been made (or defaulted by the Merger Agreement) multiplied by the cash component of the Mixed Election Consideration). To adjust for the oversubscription, the consideration received for a share of CH2M Common Stock for which a Cash Election is made will be adjusted so that it is equal to:

•	$66.06 in cash (the Cash Election Consideration of $88.08 multiplied by the Cash Fraction); and

•	0.4173 of a share of Jacobs Common Stock (the Stock Election Consideration of 1.6693 multiplied by one minus the Cash Fraction).

Example B—Oversubscription of Stock Election. For purposes of this example, assume the following:

•	there are 30,000,000 outstanding shares of CH2M Common Stock (including as-converted CH2M Preferred Stock);

•	CH2M stockholders make the Mixed Election with respect to 15,000,000 shares (or 50%) of CH2M Common Stock;

•	CH2M stockholders make the Stock Election with respect to 12,000,000 shares (or 40%) of CH2M Common Stock;

•	CH2M stockholders make the Cash Election with respect to the remaining 3,000,000 shares (or 10%) of CH2M Common Stock; and

•	no CH2M stockholders exercise their right to appraisal under Delaware law.

In this example, without proration or allocation, the Stock Election would be oversubscribed because the Cash Election Amount would be $264 million, an amount that is less than the Available Cash Election Amount of approximately $793 million. To adjust for the oversubscription, the consideration received for a share of CH2M Common Stock for which a Stock Election is made will be adjusted so that it is equal to:

•	$44.04 in cash; and

•	0.8346 of a share of Jacobs Common Stock.

The greater the oversubscription of the Stock Election, the less stock and more cash a CH2M stockholder making the Stock Election will receive. Reciprocally, the greater the oversubscription of the Cash Election, the less cash and more stock a CH2M stockholder making the Cash Election will receive. However, in no event will a CH2M stockholder who makes the Cash Election or the Stock Election receive less cash and more shares of Jacobs Common Stock, or fewer shares of Jacobs Common Stock and more cash, respectively, than a CH2M stockholder who makes the Mixed Election.

Exchange Agent Fund

At or immediately after the Effective Time, Jacobs will deposit, or cause to be deposited, with the Exchange Agent (i) evidence of shares of Jacobs Common Stock issuable pursuant to the Merger Agreement in book-entry form equal to the aggregate number of shares of Jacobs Common Stock to be issued as Merger Consideration (excluding any fractional share consideration) and (ii) cash in immediately available funds in an amount sufficient to pay the aggregate cash to be paid as Merger Consideration, the aggregate CH2M Accelerated Equity Award payments (except to the extent that any such payments are to be made through the payroll of the surviving corporation), any fractional share consideration and any dividends declared but unpaid with respect to shares of Jacobs Common Stock with a record date after the Effective Time.

Transmittal Materials and Procedures

The enclosed Election Form also constitutes a letter of transmittal and includes instructions in customary form for effecting the surrender of CH2M book-entry shares in exchange for payment of the Merger Consideration, to holders of record of shares of CH2M Common Stock and CH2M Preferred Stock on the Record Date. Promptly following the Merger, the Exchange Agent will mail a stand-alone letter of transmittal to each CH2M stockholder of record on the Record Date who did not timely return an Election Form to the Exchange Agent prior to the Election Deadline.

Promptly following the Merger, or if after, promptly following surrender of CH2M book-entry shares for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Jacobs, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such book-entry shares, the holder of such book-entry shares will be entitled to receive the Merger Consideration, including any amount payable in respect of fractional share consideration or any applicable dividends or other distributions on the shares of Jacobs Common Stock in accordance with the Merger Agreement, for each share formerly represented by such CH2M book-entry share.

No interest will be paid or accrued on any amount payable upon cancellation of shares of CH2M Common Stock or CH2M Preferred Stock. All Merger Consideration, fractional share consideration or other dividends or amounts due with respect to shares of Jacobs Common Stock with a record date after the Effective Time, paid upon the surrender for exchange of CH2M book-entry shares will be deemed to have been paid in full satisfaction of all rights pertaining to the shares of CH2M formerly represented by such book-entry shares.

Payment of the Merger Consideration with respect to CH2M book-entry shares will only be made to the registered holder thereof. The Merger Consideration will be delivered to CH2M stockholders who have properly submitted the applicable forms described in this Proxy Statement/Prospectus as promptly as practicable following the Merger.

Background of the Merger

The CH2M board of directors and CH2M’s senior management periodically review and assess CH2M’s long-term strategic plan with the goal of enhancing stockholder value and addressing the need for stockholder liquidity. As part of this ongoing process, the CH2M board of directors and CH2M’s senior management periodically have evaluated potential strategic alternatives relating to CH2M’s business, including an initial public offering of CH2M Common Stock, and engaged in discussions with third parties and their advisors concerning potential strategic transactions, including potential business combinations and a sale of CH2M.

The Jacobs board of directors and Jacobs’ senior management actively review Jacobs’ business and operations, long-term plans, and potential strategic opportunities with the goal of enhancing stockholder value. As part of these initiatives, the Jacobs board of directors and Jacobs’ senior management have pursued strategic transactions that are aligned with its strategic plan (announced to its investors in December of 2016), which targets enhancements of its market position, adding value to its customers and stockholders, and to improve Jacobs’ position and expertise in targeted high-margin, high-growth infrastructure and government services sectors, including water, transportation, environmental and nuclear.

Beginning in 2014, the CH2M board of directors and CH2M’s management began to evaluate the then current capital structure of CH2M, as CH2M’s liquidity was no longer sufficient to satisfy fully the increasing demand of CH2M stockholders to sell shares of CH2M Common Stock during quarterly internal market trades. In 2015, this evaluation led to CH2M entering into a capital raising transaction with Apollo. The terms of the transaction required CH2M to provide liquidity to Apollo within a specific timeline.

On February 11, 2016, the CH2M board of directors met and formed a capital structure transformation committee, consisting of Mr. Barry Williams, Ms. Georgia Nelson and Ms. Lisa Glatch, in order to begin considering CH2M’s strategic alternatives including a potential initial public offering, merger or sale of CH2M or an investment in CH2M by a third party.

On November 17, 2016, the CH2M board of directors received an update from CH2M’s management on CH2M’s strategic alternatives. Representatives of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) were also present at the invitation of the CH2M board of directors. During this update, representatives of BofA Merrill Lynch informed the CH2M board of directors that the Chief Executive Officer of a U.S.-based, publicly traded firm (“Company A”) in the engineering-construction industry had expressed interest (on behalf of Company A) to BofA Merrill Lynch in a potential strategic transaction between Company A and CH2M and a desire to discuss this with CH2M. After receiving the update, the CH2M board of directors authorized CH2M’s Chief Executive Officer, Ms. Jacqueline Hinman, to discuss a potential strategic transaction with Company A’s Chief Executive Officer. The CH2M board of directors reformulated the capital structure transformation committee to a strategic transactions committee consisting of all of CH2M’s independent directors.

In late November 2016, Company A’s Chief Executive Officer contacted Ms. Hinman and confirmed the interest the Company A Chief Executive Officer had expressed to BofA Merrill Lynch on behalf of Company A. Ms. Hinman and the Company A Chief Executive Officer met to discuss a potential strategic transaction. In December 2016, Company A and CH2M executed a mutual confidentiality agreement to allow for the exchange of preliminary financial information in furtherance of exploring a potential combination. Company A is not currently restricted by the terms of its confidentiality agreement with CH2M from making a proposal to acquire CH2M.

On February 16, 2017, the CH2M board of directors held a meeting at which representatives of CH2M senior management, Latham & Watkins LLP (“Latham”) and BofA Merrill Lynch were present at the invitation of the CH2M board of directors. BofA Merrill Lynch updated the CH2M board of directors regarding CH2M’s discussions with Company A to date, including discussions regarding the high-level strategic rationale for a transaction with Company A. Representatives of Latham reviewed with the CH2M board of directors its fiduciary duties with respect to potential strategic transactions, including in connection with a merger of equals transaction, a sale of CH2M or an initial public offering of CH2M Common Stock. The CH2M board of directors discussed CH2M’s potential strategic alternatives, including the possibility of undertaking a transaction with Company A. The CH2M board of directors also reconfigured the membership of the strategic transactions committee to include Mr. Charles O. Holliday, Jr., Mr. Scott Kleinman and Mr. Gregory McIntyre. After discussion, the CH2M board of directors authorized CH2M’s senior management to continue discussions with Company A.

Also at the February 16, 2017 meeting of the CH2M board of directors, CH2M senior management reviewed a number of business updates with the CH2M board of directors and presented preliminary forecasts and projections relating to CH2M as a stand-alone company for fiscal years 2017 to 2019, which, as updated and finalized, are described in the section entitled “The Merger—Certain Unaudited Financial and Operating Forecasts—Summary of CH2M Long-Term Plan” beginning on page 173 (the “Initial Plan”), including the various assumptions underlying significant elements of the Initial Plan. Following discussion, the CH2M board of directors approved the Initial Plan as presented to it by CH2M management. BofA Merrill Lynch then discussed with the CH2M board of directors, among other things, certain financial matters relating to CH2M based on the Initial Plan. CH2M’s senior management shared the Initial Plan with Company A.

After mutually exchanging certain confidential information, including the Initial Plan, in February 2017, members of senior management from each of CH2M and Company A and the companies’ respective financial advisors met to further discuss the potential combination and the potential benefits of a transaction to each company’s stockholders. The discussion did not include a price for a proposed transaction.

On March 2, 2017, CH2M and Company A agreed on a high-level, non-binding term sheet providing for an all-stock business combination transaction between the two companies pursuant to which former CH2M stockholders would hold 55% of the combined company’s common equity post-closing (which implied an equity value of $90.96 per share of CH2M Common Stock as of March 3, 2017 based on Company A’s stock price as of March 3, 2017 and the capitalization of CH2M as of July 31, 2017). The remaining terms of the transaction, including the management of the combined company, were not delineated in the term sheet, but were intended to be discussed during follow-up conversations. Discussions between Company A and CH2M continued during March 2017, but were then terminated because the parties could not agree upon key terms, including the strategic vision and operating model for the combined company.

At a meeting of the CH2M board of directors on April 30, 2017, CH2M management reviewed with the CH2M board of directors potential strategic alternatives relating to CH2M’s businesses, including an initial public offering of CH2M stock and a business combination. CH2M management recommended that CH2M initiate a third-party solicitation process to assess the potential for a sale of control of CH2M to a third party and the underlying reasons for that recommendation. This recommendation was based on the valuations reflected in various transactions announced in the preceding two months in CH2M’s industry, including in particular the SNC-Lavalin/WS Atkins transaction, as well as CH2M’s operating results during the first quarter of 2017 and the implementation of a new operating model and associated better cost management strategies. CH2M’s management also reviewed with the CH2M board of directors the framework for a potential transaction process for CH2M, including potential parties to be solicited. CH2M management additionally reviewed with the CH2M board of directors the process for an initial public offering, with the earliest likely potential timing of an initial public offering of mid-2018.

Later at this meeting, at the invitation of the CH2M board of directors and CH2M’s management, BofA Merrill Lynch and Credit Suisse Securities (USA) LLC (“Credit Suisse”) discussed with the CH2M board of directors their perspectives regarding CH2M’s industry, including as to consolidation in such industry, and third parties that might have an interest in a transaction with CH2M. Also at this meeting, a prospective process and timeline for soliciting indications of interest from third parties at the direction of the CH2M board of directors in connection with CH2M’s strategic review process was outlined, and the CH2M board of directors engaged in extensive discussion regarding the potential process. The CH2M board of directors adopted resolutions to form a new strategic transactions committee (the “Strategic Transactions Committee”) to oversee and evaluate a third-party solicitation process, subject to the approval of any transaction by the entire CH2M board of directors as set forth in the charter of the Strategic Transactions Committee. The Strategic Transactions Committee consisted solely of independent directors. The directors appointed to the Strategic Transactions Committee were Mr. Malcolm Brinded, Mr. Holliday, Mr. Kleinman, Mr. Antoine G. Munfakh, Ms. Nelson and Mr. Williams. The Strategic Transactions Committee was formed to evaluate the strategic alternatives of CH2M, including a potential initial public offering, merger or sale of CH2M, an investment in CH2M by a third party or the incurrence of debt by CH2M outside the ordinary course of business.

At the same meeting, the CH2M board of directors also approved the retention of Latham and Richards, Layton & Finger, P.A. as CH2M’s legal advisors and the engagement of BofA Merrill Lynch and Credit Suisse as CH2M’s financial advisors for any potential merger or sale transaction. The CH2M board of directors selected each of BofA Merrill Lynch and Credit Suisse as financial advisors to CH2M given, among other things, their extensive experience in strategic transactions and in the engineering services industry. CH2M’s legal and financial advisors were subsequently so engaged.

Following the CH2M board of directors meeting on April 30, 2017, the newly-formed Strategic Transactions Committee met with CH2M’s management and legal and financial advisors. At that meeting, the Strategic Transactions Committee reviewed, with input from CH2M senior management and CH2M’s advisors, a proposed timeline for the third-party solicitation process and, after discussion with CH2M senior management, BofA Merrill Lynch and Credit Suisse, a list of four (4) companies to contact which were believed to be the most likely to have the financial wherewithal and strategic interest to engage in the negotiation and consummation of a value-enhancing transaction (the “Tier 1 companies”). The Strategic Transactions Committee further discussed a plan for contacting the Tier 1 companies. Also at that meeting, the Strategic Transactions Committee authorized CH2M’s financial advisors to begin an outreach to the four Tier 1 companies (including Jacobs).

On May 3, 2017, in accordance with CH2M’s directives, representatives of BofA Merrill Lynch contacted Jacobs’ Senior Vice President of Corporate Development to discuss Jacobs’ potential interest in pursuing a business combination transaction with CH2M. Jacobs expressed interest in discussing a potential business combination with CH2M.

Between May 3, 2017 and May 5, 2017, in accordance with CH2M’s directives, BofA Merrill Lynch contacted a large publicly traded engineering services company (“Company B”), and Credit Suisse contacted another large publicly traded engineering services company (“Company C”), to assess their interest in discussing a potential business combination with CH2M.

On May 6, 2017, the Strategic Transactions Committee held a telephonic meeting to receive an update on the initial contact with Jacobs, Company B and Company C. CH2M’s management discussed the strategic rationale for a transaction with the type of company comprising the Tier 1 companies. After input from CH2M’s management and discussion with CH2M’s financial advisors and based on the committee members’ and management’s knowledge of the industry and industry participants, the Strategic Transactions Committee authorized CH2M’s management and financial advisors to continue discussions with the Tier 1 companies.

Between May 9, 2017 and May 13, 2017, CH2M negotiated and entered into a confidentiality agreement with each of Jacobs, Company B and Company C in order to provide them with further due diligence information on CH2M, including the Initial Plan. Each of these confidentiality agreements contained a customary standstill provision. The standstill provisions with each of Company B and Company C were of no further force and effect upon the public announcement of the Merger Agreement.

On May 11, 2017, CH2M’s board of directors received an update from CH2M’s senior management and legal and financial advisors on the status of the outreach and discussions with the Tier 1 companies. In addition, the CH2M board of directors received an update from CH2M’s legal and financial advisors on considerations related to a possible initial public offering as compared with other potential strategic alternatives.

On May 14, 2017, Ms. Hinman spoke with the Chief Executive Officer of Company A and informed the Chief Executive Officer of Company A that the CH2M board of directors had authorized the initiation of a third-party solicitation process for CH2M and invited Company A to participate in such process. The Chief Executive Officer of Company A stated that Company A would only be willing to engage in further negotiations regarding a potential business combination transaction if CH2M abandoned its third-party solicitation process and proceeded with exclusive negotiations for an all-stock business combination transaction with Company A. The Chief Executive Officer of Company A additionally stated that based on the then current share price of Company A’s stock, including the recent increase of Company A’s stock price, the Chief Executive Officer of Company A believed that the combination would result in former CH2M stockholders owning approximately 50% of the combined company upon closing (which implied an equity value of $83.99 per share of CH2M Common Stock as of May 13, 2017 based on Company A’s stock price as of May 13, 2017 and the capitalization of CH2M as of July 31, 2017). Concurrently with this meeting, in accordance with CH2M’s directives, representatives of BofA Merrill Lynch held meetings with Company A’s financial advisors.

On May 14, 2017, the Chairman and Chief Executive Officer of Jacobs, Steve Demetriou, called Ms. Hinman to introduce himself and express interest on behalf of Jacobs in participating in CH2M’s third-party solicitation process.

On May 15, 2017, members of CH2M’s senior management, together with representatives of CH2M’s financial advisors, met with representatives of Company B and its financial advisors to discuss Company B’s interest in pursuing a potential transaction with CH2M. Company B stated that it was interested in continuing with the process.

On May 18, 2017, the Strategic Transactions Committee held a telephonic meeting with CH2M’s management, with representatives of CH2M’s legal and financial advisors present. CH2M’s management provided an update to the Strategic Transactions Committee on the discussions held with Company A and Company B, and provided an overview of the plan to hold discussions with Jacobs and Company C. Based on Company A’s revised valuation of CH2M’s equity, as compared to recent transactions in CH2M’s industry, the Strategic Transactions Committee determined not to grant exclusivity to Company A at that time in light of the early stage of, and expressed interest in, CH2M’s third-party solicitation process. As a result, Company A thereafter did not proceed with any further meetings with CH2M or its representatives. Following the meeting, the Strategic Transactions Committee informed the CH2M board of directors that Company A had elected to withdraw from the process.

On May 20, 2017, CH2M’s bid process letter was distributed to each of Jacobs, Company B and Company C, requesting that each bidder return an initial non-binding indication of interest describing proposed terms for a potential acquisition of CH2M by June 5, 2017.

On May 21, 2017 and May 22, 2017, members of CH2M’s senior management and representatives of Credit Suisse met with representatives of Company C. During those meetings, the Chief Executive Officer of Company C expressed interest on behalf of Company C in a potential transaction with CH2M. Following this meeting, Company C contacted representatives of Credit Suisse to continue Company C’s due diligence review of CH2M.

On May 24, 2017, members of CH2M’s senior management, together with CH2M’s financial advisors, met with Mr. Demetriou, Jacobs’ Chairman and Chief Executive Officer, Mr. Robert Pragada, Jacobs’ President of Buildings and Infrastructure, Mr. Kevin Berryman, Jacobs’ Chief Financial Officer, Mr. Jeff Goldfarb, Jacobs’ Senior Vice President of Corporate Development, and Jacobs’ financial advisors to discuss the opportunities presented by a potential acquisition of CH2M by Jacobs.

On June 1, 2017, the Strategic Transactions Committee held a telephonic meeting with CH2M’s management, with representatives of CH2M’s legal and financial advisors present. CH2M’s management provided an update on discussions with Jacobs and Company C. CH2M’s management also stated that CH2M expected to receive three initial non-binding indications of interest on June 5, 2017.

On June 5, 2017, CH2M received an initial non-binding indication of interest from each of Jacobs and Company C for a potential acquisition of CH2M. In its initial non-binding indication of interest, Company C proposed an all-cash purchase price of $74.83 per share of CH2M Common Stock on a fully-diluted basis and indicated that it would be open to offering consideration consisting of a combination of cash and Company C stock. This indication of interest stated that any transaction would not be subject to a financing condition, and Company C did not request exclusivity. Furthermore, Company C stated that it had received an indication of support from a debt financing source, as well as indications of support from equity investors.

The initial non-binding indication of interest from Jacobs proposed a purchase price of $87.00 per share of CH2M Common Stock on a fully-diluted basis, payable in a combination of 60% cash and 40% newly issued Jacobs Common Stock. Under the proposed formulation, CH2M stockholders would have the opportunity to elect to receive cash, shares of Jacobs Common Stock, or a 60/40% combination thereof, subject to proration such that the aggregate consideration paid to CH2M stockholders would equal 60% cash and 40% stock. The stock component of the consideration was proposed to be based on a fixed exchange ratio at the signing of a definitive agreement with respect to the proposed acquisition. Additionally, while Jacobs’ non-binding indication of interest was not subject to a financing condition, Jacobs attached a highly confident letter from BNP Paribas Securities Corp., which was intended to demonstrate Jacobs’ ability to fund the cash portion of the consideration with a combination of cash from its balance sheet and debt financing arranged by BNP Paribas Securities Corp. Jacobs’ non-binding indication of interest also indicated that Jacobs was willing to discuss adding one mutually agreed director from the CH2M board of directors to the Jacobs board of directors. Jacobs also required that CH2M agree to enter into a 45-day period of exclusivity in order to allow Jacobs to dedicate the resources necessary to complete a comprehensive due diligence review of CH2M’s business and operations.

On June 6, 2017, the Strategic Transactions Committee held a telephonic meeting with CH2M’s management and legal and financial advisors, during which, among other things, the initial non-binding indications of interest received by CH2M on June 5, 2017 from each of Jacobs and Company C were discussed. BofA Merrill Lynch and Credit Suisse also informed the Strategic Transactions Committee that Company B had not yet submitted an initial non-binding indication of interest.

On June 7, 2017, a representative of Company B called BofA Merrill Lynch to inform BofA Merrill Lynch that Company B had decided not to submit an initial non-binding indication of interest.

On June 8, 2017, the Strategic Transactions Committee and CH2M board of directors each held respective telephonic meetings with CH2M’s management and legal and financial advisors. Each of the Strategic Transactions Committee and the CH2M board of directors reviewed in greater detail the initial non-binding indication of interest that CH2M received from each of Jacobs and Company C with input from CH2M’s management and legal and financial advisors. The Strategic Transactions Committee and the CH2M board of directors also revisited the last proposal from Company A, understanding that Company A had expressed no interest in continuing with discussions regarding a potential business combination. BofA Merrill Lynch and Ms. Hinman informed the Strategic Transactions Committee and the CH2M board of directors that Company B had indicated that it had decided not to submit an initial non-binding indication of interest. CH2M management also reviewed with the Strategic Transactions Committee and the CH2M board of directors other potential strategic alternatives for CH2M. This review included the consideration of an initial public offering of CH2M Common Stock, which the Strategic Transactions Committee and the CH2M board of directors acknowledged would likely occur no earlier than mid-2018. The Strategic Transactions Committee and the CH2M board of directors also considered the likely lengthy lock-up periods post-IPO for the sale of shares by CH2M stockholders, uncertainty regarding consummation of an initial public offering and expectations that an initial public offering valuation likely would not be in excess of the purchase price offered by Jacobs.

On June 5, 2017 and on June 11, 2017, Mr. Demetriou, Mr. Kleinman and Mr. Holliday, CH2M’s Lead Director, held further discussions in connection with Jacobs’ non-binding indication of interest, including with respect to the potential consideration to be received by holders of CH2M Common Stock and CH2M Preferred Stock, as well as the strategic rationale for a proposed transaction, and in particular the complementary capabilities of the two companies. During the discussions, it was also discussed how Jacobs’ proposal would allow existing CH2M stockholders to participate in the long-term growth and value creation potential of the combined company if they receive stock as portion of their consideration. On June 11, 2017, Jacobs sent a further non-binding indication of interest to CH2M increasing its proposed purchase price to $88.08 per share (while maintaining all other material elements of the original non-binding indication of interest) and emphasizing the potential upside to be shared by the stockholders of CH2M and Jacobs and that a transaction with Jacobs would present greater certainty and value compared to other potential strategic alternatives, including an initial public offering of CH2M, and would provide CH2M’s stockholders with liquidity at the closing of the transaction through cash and/or freely tradable shares of Jacobs Common Stock. Jacobs also reiterated that its willingness to further explore a potential transaction was conditioned on exclusivity.

Also on June 11, 2017, the Strategic Transactions Committee and CH2M board of directors each held a telephonic meeting with CH2M’s management and legal and financial advisors. At these meetings, BofA Merrill Lynch and Credit Suisse discussed certain financial matters relating to Jacobs’ proposal and the bidders’ respective positions and discussed other potential strategic alternatives for CH2M, including an initial public offering of CH2M Common Stock. The Strategic Transactions Committee and the CH2M board of directors discussed with CH2M’s management and financial advisors the perceived likelihood of Company C increasing its proposed per share purchase price to an amount greater than $88.08. The Strategic Transactions Committee and the CH2M board of directors also discussed Jacobs’ refusal to proceed on a non-exclusive basis, Jacobs’ familiarity with CH2M, the fact that CH2M stockholders would have the right to elect to receive the Merger Consideration either in cash or freely tradeable shares of Jacobs Common Stock or a combination of both and the future potential for appreciation in Jacobs’ stock price. In addition, the Strategic Transactions Committee discussed Jacobs’ ability to consummate a transaction with CH2M, including the lack of jurisdiction of the Committee on Foreign Investment in the United States over a transaction involving CH2M and Jacobs, as opposed to a transaction between CH2M and Company C. Based on the Strategic Transactions Committee’s recommendation, and after considering relative risks and benefits related to CH2M’s other potential strategic alternatives, including proceeding on a stand-alone basis and possibly undertaking an initial public offering in 2018, the CH2M board of directors approved entering into the 45-day period of exclusivity with Jacobs to negotiate a definitive agreement for the acquisition of CH2M.

On June 12, 2017, CH2M sent a letter to Jacobs, stating that the CH2M board of directors had determined to proceed with exclusive negotiations with Jacobs, consistent with the terms of Jacobs’ latest non-binding indication of interest.

On June 14, 2017, CH2M and Jacobs entered into an exclusivity agreement in which CH2M granted Jacobs a period of exclusivity through July 29, 2017 for Jacobs to perform a due diligence review of CH2M and the parties to negotiate a definitive agreement for the acquisition of CH2M. The exclusivity agreement provided that such agreement would immediately terminate if Jacobs notified CH2M that it elected not to proceed with the proposed transaction or if Jacobs determined to change, in a manner adverse to CH2M, any of the material terms outlined in its latest non-binding indication of interest, including if the price per share offered by Jacobs was reduced below $88.08. The exclusivity agreement also required Jacobs to reaffirm, no later than July 18, 2017, its expectation that the parties would be in a position to execute a definitive agreement with respect to the proposed transaction on or before July 29, 2017.

Following the execution of the exclusivity agreement, Jacobs and its advisors were granted access to a virtual data room containing certain non-public information relating to CH2M and its business, operations and employees for the purpose of commencing a comprehensive due diligence review of CH2M. During Jacobs’ due diligence review of CH2M, principals of Jacobs would periodically discuss material business and financial diligence items with representatives of CH2M.

On June 15, 2017, Latham provided a draft of the Merger Agreement to Fried, Frank, Harris, Shriver & Jacobson LLP, Jacobs’ outside legal counsel (“Fried Frank”), for review and comment and the parties began to negotiate transaction documentation simultaneously with the ongoing due diligence reviews.

From June 19, 2017 to July 31, 2017, Jacobs’ internal and external due diligence teams, including several senior Jacobs executives, conducted both in-person and virtual due diligence meetings with appropriate sector and functional group leads from CH2M. During this time, CH2M made available to Jacobs additional due diligence materials relating to CH2M on a confidential basis and responded to Jacobs’ additional diligence requests by providing Jacobs with certain non-public information and making select executives and other employees available to Jacobs to facilitate its due diligence review.

On June 29, 2017, Mr. Demetriou, Mr. Pragada, Mr. Berryman and Mr. Goldfarb met with senior management of CH2M including Ms. Hinman to discuss preliminarily views on synergies and earnings potential of the combined company.

On June 30, 2017, the Strategic Transactions Committee and the CH2M board of directors each held a telephonic meeting with CH2M’s management, with representatives of CH2M’s legal and financial advisors present. Representatives of CH2M’s management discussed the current status of due diligence reviews and discussions with Jacobs, as well as certain tax aspects of the potential transaction.

On July 7, 2017, Fried Frank returned a draft of the Merger Agreement to Latham, which draft contained revisions to certain non-price contractual terms, including regarding CH2M’s ability to consider other acquisition proposals after signing a definitive agreement and the conditions necessary to close the transaction. The parties continued to undertake discussions and negotiations around the terms of the draft Merger Agreement.

On July 9, 2017, the Chief Executive Officers and other senior executives of CH2M and Jacobs met to discuss the proposed transaction. At this meeting, Mr. Demetriou reaffirmed Jacobs’ interest in the proposed transaction and his vision for the combined company.

On July 10, 2017, representatives of the management of CH2M, together with representatives of CH2M’s financial advisors, met with representatives of the management of Jacobs, together with Jacobs’ financial advisors, which included representatives of Morgan Stanley & Co LLC and Perella Weinberg Partners LP, to discuss Jacobs’ rationale and investment thesis for the transaction as well as Jacobs’ vision, strategy and operating model for the combined company. In support of these topics, Jacobs and its representatives provided an estimate of expected transaction synergies (the “Jacobs Synergy Estimates”).

Between July 10, 2017 and July 31, 2017, CH2M performed a more in-depth due diligence review of Jacobs, in addition to its previous review of publicly available information. In this period, Jacobs provided due diligence materials to CH2M and responded to CH2M’s additional diligence requests and meetings were held between representatives of CH2M’s internal diligence team and Jacobs regarding CH2M’s due diligence review process.

On July 11, 2017, the CH2M board of directors held a telephonic meeting with CH2M’s management, with representatives of CH2M’s legal and financial advisors present. Representatives of CH2M’s management discussed the current status of CH2M’s due diligence review and the meeting that had occurred between the executive management teams of the two companies the prior day.

On July 12, 2017, the Chief Executive Officer of Jacobs sent a confirmation notice to CH2M, which, subject to remaining due diligence requirements, reaffirmed Jacobs’ proposed purchase price of $88.08 per share of CH2M Common Stock, with a cash/stock consideration split of 60%/40%.

On July 17, 2017, Latham distributed a revised draft of the Merger Agreement to Fried Frank. Between July 17, 2017 and July 31, 2017, Latham and Fried Frank finalized their due diligence review process and the terms of the draft Merger Agreement, subject to final client review and approval.

On July 19, 2017, certain members of the CH2M management team met with members of the Jacobs management team to discuss in greater detail the parties’ vision, strategy, synergies and operating model for the combined company.

On July 21, 2017, the Strategic Transactions Committee and CH2M board of directors each held a telephonic meeting with CH2M’s management and representatives of CH2M’s legal and financial advisors present. Latham and representatives of CH2M’s management provided an overview of the current draft of the Merger Agreement and a description of the parties’ positions on the primary open items.

On July 22, 2017, Fried Frank distributed the initial draft of the Voting Agreement to be entered into between Apollo and Jacobs. Between July 22, 2017 and July 31, 2017, Latham, Fried Frank, and Apollo’s outside counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, finalized the Voting Agreement.

On July 24, 2017, certain members of the CH2M management team met with members of the Jacobs management team to discuss in greater detail the parties’ vision, strategy, synergies and operating model for the combined company.

On July 26, 2017, the Strategic Transactions Committee held a telephonic meeting with CH2M’s management, with representatives of CH2M’s legal and financial advisors present. Latham and representatives of CH2M’s management described the current status of negotiations and certain open due diligence items.

Additionally, on July 26, 2017, the CH2M board of directors held a telephonic meeting with CH2M’s management and legal and financial advisors. At that meeting, Latham reviewed with the CH2M board of directors its fiduciary duties as well as the current terms of, and open points related to, the draft Merger Agreement and Voting Agreement. Additionally, BofA Merrill Lynch and Credit Suisse provided their respective preliminary financial perspectives regarding the potential transaction.

On July 28, 2017, the Strategic Transactions Committee and the CH2M board of directors each held a telephonic meeting with CH2M’s management, with representatives of CH2M’s legal and financial advisors present. Latham provided a summary of the CH2M board of directors’ fiduciary duties and an update of open points related to the draft Merger Agreement.

Between July 28, 2017 and July 31, 2017, Jacobs and CH2M finalized their due diligence review process and, together with Latham and Fried Frank, finalized the Merger Agreement.

On July 31, 2017, the Strategic Transactions Committee held a telephonic meeting with CH2M’s management, with representatives of CH2M’s legal and financial advisors present. At that meeting, representatives of Latham and CH2M’s management discussed the status of certain due diligence items and open points related to the draft Merger Agreement.

On the morning of August 1, 2017, the CH2M board of directors held a telephonic meeting with CH2M’s management and legal and financial advisors. At that meeting, Latham reviewed with the CH2M board of directors its fiduciary duties as well as the proposed final terms of the Merger Agreement and Voting Agreement. Also at that meeting, BofA Merrill Lynch and Credit Suisse separately reviewed with the CH2M board of directors their respective financial analyses of the Merger Consideration, and each rendered an oral opinion, confirmed by delivery of a written opinion dated August 1, 2017, to the CH2M board of directors to the effect that, as of that date and based on and subject to various assumptions, qualifications, limitations and other matters set forth in their respective written opinion, the consideration to be received in the Merger by holders of CH2M Common Stock (other than holders of shares of CH2M Preferred Stock and their respective affiliates, which shares will be deemed converted into shares of CH2M Common Stock in connection with the Merger) was fair, from a financial point of view, to such holders. After a discussion, and taking into account the factors described below in greater detail under the section entitled “The Merger—CH2M’s Reasons for the Merger; Recommendation of the CH2M Board of Directors,” beginning on page 150, the CH2M board of directors, by unanimous vote, (i) approved the Merger Agreement and declared the Merger Agreement and the transactions contemplated thereby, including the Merger to be fair to, advisable and in the best interests of CH2M and its stockholders, (ii) directed that the Merger Agreement be submitted for consideration at the CH2M Special Meeting and (iii) recommended that the holders of CH2M’s capital stock vote their shares in favor of the adoption of the Merger Agreement. Prior to the meeting, members of the CH2M board of directors received copies of the proposed final terms of the Merger Agreement and Voting Agreement and a summary thereof.

Immediately following the meeting of CH2M’s board of directors, the sole holder of CH2M Preferred Stock, Apollo, held a special meeting of the holders of CH2M Preferred Stock. At that meeting, Apollo approved CH2M’s entry into the Merger Agreement with Jacobs in accordance with Section 3.2(d) of the Certificate of Designation.

Between May 14, 2017 and July 31, 2017 there were six meetings of Jacobs board of directors where the proposed transaction was discussed. In addition, there were numerous other discussions involving board members and members of Jacobs’ management and legal and financial advisors regarding the proposed transaction and alternatives to the proposed transaction. At the board meetings, the directors reviewed, among other matters, Jacobs’ indications of interest, the terms of the proposed Merger and the proposed terms and conditions of the Merger Agreement and the Voting Agreement and received advice from legal and financial advisors regarding the proposed transaction.

Later in the afternoon of August 1, 2017, the Jacobs board of directors held a telephonic meeting with members of Jacobs’ management and representatives from Fried Frank, Wachtell, Lipton, Rosen & Katz LLP, Morgan Stanley & Co LLC and Perella Weinberg Partners LP. At the meeting, Fried Frank reviewed with the

Jacobs board of directors its fiduciary duties and the proposed final terms of the Merger Agreement and Voting Agreement. After a discussion, and taking into account the factors described below in greater detail under the section entitled “The Merger—Jacobs’ Reasons for the Merger,” beginning on page 148, the Jacobs board of directors, by unanimous vote, approved the Merger Agreement and declared the Merger Agreement and the transactions contemplated thereby, including the Merger, to be fair to, advisable and in the best interests of Jacobs and its stockholders. Prior to the meeting, members of the Jacobs board of directors received copies of the proposed final terms of the Merger Agreement and Voting Agreement and a summary thereof.

Following the meetings of each of the CH2M board of directors and the Jacobs board of directors on August 1, 2017, CH2M, Jacobs and Merger Sub executed the Merger Agreement and the other transaction documents, and Jacobs, Merger Sub and Apollo executed the Voting Agreement.

The transaction was announced pursuant to a joint press release issued by CH2M and Jacobs prior to market open on August 2, 2017.

Jacobs’ Reasons for the Merger

At its meeting on August 1, 2017, Jacobs’ board of directors determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the issuance of Jacobs Common Stock in the Merger, are advisable and in the best interests of Jacobs and its stockholders, and approved, by unanimous vote, the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the issuance of Jacobs Common Stock in the Merger.

In reaching its decision to adopt and approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the issuance of Jacobs Common Stock in the Merger, the Jacobs board of directors consulted with Jacobs’ management, as well as its independent financial and legal advisors, and considered a number of factors, including but not limited to the following material factors:

•	the complementary nature of CH2M’s business with Jacobs’ business, including CH2M’s expertise in the water, transportation, environmental and nuclear sectors, including the expectation that the Merger will enable Jacobs to offer additional solutions to clients across its global platform;

•	Jacobs’ future earnings and prospects following the Merger, compared to Jacobs’ earnings and prospects on a stand-alone basis;

•	the expectation that the Merger will expand Jacobs’ capabilities in areas of its business with higher growth and higher margin potential;

•	the anticipated pro forma impact of the acquisition on Jacobs, including the expected impact on financial metrics, including earnings, operating profit, gross margin, working capital and leverage;

•	the expectation that the Merger will result in significant cost savings to the combined businesses;

•	the expectation that the Merger will enable Jacobs to increase revenues as a result of Jacobs’ and CH2M’s complementary offerings and cross-selling opportunities;

•	management’s plan for the integration of Jacobs and CH2M;

•	the current and prospective industries in which Jacobs and CH2M operate, including national and local economic conditions;

•	the scope and results of Jacobs’ due diligence examination of CH2M’s business;

•	the financial and other terms of the Merger Agreement, including:

•	the fact that the portion of the consideration denominated in Jacobs Common Stock is a fixed exchange ratio and avoids fluctuations in the number of shares of Jacobs Common Stock payable in the Merger;

•	the Voting Agreement with Apollo;

•	the commitment by CH2M and Jacobs to obtain regulatory clearances subject to certain limitations;

•	the limitations on CH2M’s ability to solicit alternative acquisition proposals; and

•	the $85,444,783.80 Breakup Fee (as defined below) payable to Jacobs in connection with certain terminations of the Merger Agreement.

•	the financing of the Merger with a combination of cash and Jacobs Common Stock, including the receipt of debt commitments from BNP Paribas, BNP Paribas Securities Corp. and The Bank of Nova Scotia;

•	the common values and cultures of Jacobs and CH2M; and

•	the addition of one of CH2M’s directors to the Jacobs’ board of directors, which may enhance the likelihood that the strategic benefits that Jacobs expects to achieve as a result of the Merger will be realized.

The Jacobs board of directors also considered the potential risks related to the Merger but concluded that the anticipated benefits of the Merger were likely to substantially outweigh these risks. These potential risks considered by the Jacobs board of directors included:

•	the challenges inherent in the combination of two businesses, including the risk that integration of Jacobs and CH2M may take more time and be more costly than anticipated, and the risk that the cost savings, synergies and other benefits expected to be obtained as a result of the Merger might not be fully or timely realized;

•	certain anticipated transaction-related costs to be incurred by Jacobs in advance of the completion of the Merger;

•	the incurrence of an additional $1.9 billion of indebtedness by Jacobs in connection with the Merger;

•	the fact that there could be an increase in the cost of the debt financing for the Merger during the period of time required to complete the Merger;

•	the potential diversion of management attention and resources from the operation of Jacobs’ business towards the completion of the Merger;

•	the amount of time it could take to complete the Merger, including the fact that closing of the Merger depends on factors outside of Jacobs’ control, and the risk that the conditions to closing will not be satisfied, including as a result of CH2M’s stockholders failing to approve the Merger;

•	the regulatory and other approvals required in connection with the Merger and the risk that such regulatory approvals will not be received in a timely manner or may impose unacceptable conditions;

•	the potential for legal claims challenging the Merger;

•	the possibility that the Merger may not be completed and the potential consequences of not completing the Merger, including the potential negative impact on Jacobs, its business and the trading price of the shares of Jacobs Common Stock;

•	the fact that the portion of the consideration denominated in Jacobs Common Stock is a fixed exchange ratio and thus the exchange ratio will not change based on increases to the trading price of Jacobs Common Stock or decreases in the value of CH2M’s business relative to the value of Jacobs’ business prior to closing of the Merger;

•	the potential downward pressure on Jacobs Common Stock that may result if CH2M stockholders seek to sell their shares of Jacobs Common Stock after the closing of the Merger;

•	pending litigation and potential claims against CH2M; and

•	the risks of the type and nature described under “Risk Factors” beginning on page 25.

The foregoing discussion of the information and factors considered by the Jacobs board of directors is not intended to be exhaustive, but includes the material factors considered by the Jacobs board of directors. In reaching its decision to approve the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement, including the issuance of Jacobs Common Stock as part of the consideration, the Jacobs board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Jacobs board of directors considered all these factors as a whole, including discussions with, and questioning of, Jacobs’ management and Jacobs’ independent financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

Jacobs’ board of directors believed that the potential benefits of the Merger to Jacobs and its stockholders outweighed the potential risks, including those mentioned above. For the reasons set forth above, the Jacobs board of directors determined that the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement, including the issuance of Jacobs Common Stock as part of the consideration, are advisable and in the best interests of Jacobs and its stockholders, and adopted and approved the Merger Agreement and the transactions contemplated by it.

It should be noted that the explanation of the Jacobs board of directors’ reasoning in this section contains information that is forward-looking in nature, and therefore should be read in light of the factors discussed under the heading “Cautionary Note Regarding Forward-Looking Statements” beginning on page 82.

CH2M’s Reasons for the Merger; Recommendation of the CH2M Board of Directors

In evaluating the Merger, the CH2M board of directors consulted with CH2M’s senior management team, as well as CH2M’s outside legal and financial advisors, and, in reaching its decision to approve the Merger Agreement and declare its advisability and to recommend that CH2M’s stockholders vote in favor of the adoption of the Merger Agreement, the CH2M board of directors considered a number of factors, including, but not limited to, the following:

•	The Prospects of CH2M; Risks Relating to Remaining a Stand-Alone Company and Pursuing an Initial Public Offering. The CH2M board of directors considered CH2M’s prospects and risks if CH2M were to remain an independent company, including CH2M’s financial condition, results of operations, business, competitive position and business prospects and risks, both on a historical and prospective basis, as well as current industry, economic and market conditions and trends. CH2M considered the general risks of market conditions, including capital market conditions, and the impact these risks could have on the price of CH2M Common Stock and the ability of CH2M to provide liquidity to its stockholders. CH2M’s board of directors also took into account potential benefits and risks associated with the possibility of CH2M conducting an initial public offering of CH2M Common Stock, including a potential lengthy lockup period for sales of CH2M Common Stock by existing CH2M stockholders.

•	Premium to Current Equity Price. The Mixed Election Consideration to be paid by Jacobs of $52.85 in cash and 0.6677 of a share of Jacobs Common Stock, which implied (based on Jacobs’ trailing five-day volume weighted average market price as of July 31, 2017) an equity value of $88.08 per share of CH2M Common Stock, would provide CH2M’s stockholders with the opportunity to receive a significant premium (approximately 73.8%) over the most recent price (June 2017) of CH2M Common Stock on CH2M’s internal market of $50.69 per share. In addition, the purchase price of $88.08 per share of CH2M Common Stock reflects a premium of approximately 60.9% and 55.0% over the three- and five-year average prices on CH2M’s internal market, respectively.

•

Liquidity and Certainty of Value. The Mixed Election Consideration to be paid to CH2M’s stockholders will consist of cash, which provides immediate liquidity and certainty of value to CH2M’s stockholders, and freely tradeable Jacobs Common Stock, which provides greater liquidity to CH2M’s stockholders as compared with limited trading opportunities currently available on CH2M’s internal market. In considering the mix of consideration, the CH2M board of directors noted CH2M’s agreement with Apollo included a provision that required CH2M to provide liquidity to the holders of CH2M Preferred Stock within a defined timeframe in order to avoid consequences that would be dilutive to the holders of CH2M Common Stock.

•	Potential Future Appreciation. The aggregate consideration to be received by CH2M’s stockholders in the Merger consists of 40% Jacobs Common Stock, which allows CH2M’s stockholders to participate in future potential appreciation in Jacobs’ stock price.

•	Stockholder Election Opportunity. The fact that CH2M stockholders would have the right to elect to receive the Merger Consideration in all cash, all shares of Jacobs Common Stock or a combination of both, subject to proration.

•	Jacobs’ Business Condition and Prospects. The CH2M board of directors considered information with respect to Jacobs’ financial condition, results of operations, business, competitive position and business prospects and risks, both on a historical and prospective basis, as well as current industry, economic and market conditions and trends. In considering Jacobs’ condition and prospects, CH2M’s board of directors reviewed information regarding Jacobs’ historical performance and received reports from CH2M’s senior management team regarding its due diligence review of Jacobs’ business and legal affairs and Jacobs’ management. CH2M’s board of directors also took into account the expected effect of the Merger on Jacobs’ earnings per share (“EPS”) and EBITDA.

•	Complementary Businesses. CH2M and Jacobs have very similar operating models, focused on delivering value-added “life cycle” services for critical infrastructure and industrial and government facilities. Jacobs previously has highlighted to its investors its desire to expand into CH2M’s primary end sectors, including water, transportation, nuclear, environmental and program management. Both companies are currently undergoing similar transformation processes aimed at improving client centricity, project selection and delivery, and operating efficiency.

•	Potential Strategic Benefits. The transaction provides the ability to deploy CH2M’s proven program management offerings across Jacobs’ broader global platform. The combined company is expected to facilitate a diversity of service offerings, client relationships, geographies and sectors.

•	Terms of the Merger Agreement. The CH2M board of directors, with the assistance of legal advisors, reviewed the terms of the Merger Agreement, including:

•	The ability of CH2M’s board of directors, subject to specified limitations, to respond to and engage in discussions or negotiations regarding unsolicited third-party acquisition proposals under certain circumstances and, ultimately, to terminate the Merger Agreement in order to accept a superior proposal under specified circumstances;

•	The fact that CH2M’s board of directors has the right, after complying with specified covenants, to change its recommendation to the CH2M stockholders that they vote in favor of the adoption of the Merger Agreement if CH2M’s board of directors determines in its good faith judgment prior to the CH2M Special Meeting of stockholders and after consultation with CH2M’s outside legal counsel and financial advisors, that as a result of a superior proposal or certain intervening events the failure to change its recommendation would reasonably be expected to violate its fiduciary duties to CH2M’s stockholders under applicable law; and

•	CH2M’s right to terminate the Merger Agreement under certain circumstances.

•	Regulatory Matters. The CH2M board of directors considered the regulatory clearances that would be required as a condition to the Merger and the prospects and anticipated timing of obtaining those clearances.

•	Opinions of Financial Advisors. The CH2M board of directors also considered the separate opinions, dated August 1, 2017, of BofA Merrill Lynch and Credit Suisse to the CH2M board of directors as to the fairness, from a financial point of view and as of such date, of the consideration to be received in the Merger by holders of CH2M Common Stock (other than holders of shares of CH2M Preferred Stock and their respective affiliates, which shares will be deemed converted into shares of CH2M Common Stock in connection with the Merger), which opinions were based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, as described under “The Merger—Opinions of CH2M’s Financial Advisors,” beginning on page 153. Copies of BofA Merrill Lynch’s and Credit Suisse’s written opinions are attached hereto as Annexes C and D, respectively.

•	Potential Negative Considerations. CH2M’s board of directors also considered a number of potentially negative factors in its deliberations concerning the Merger Agreement and the Merger, including:

•	The possibility that the Merger might not be completed as a result of the failure to receive the required regulatory clearances or satisfy other closing conditions, including securing the required approval of the CH2M Merger Proposal, which could result in a significant distraction to CH2M’s officers and employees and increased expenses from an unsuccessful attempt to complete the Merger. In that regard, CH2M’s board of directors considered the Voting Agreement to be entered into by Apollo in the context of making it more likely that approval of the CH2M Merger Proposal would be obtained and that the execution of the Voting Agreement should not deter a superior proposal as it would terminate upon termination of the Merger Agreement in favor of a superior proposal.

•	The risk that material adverse changes to the business, assets, liabilities, condition (financial or otherwise) or operating results of CH2M or Jacobs could result in a failure to complete the Merger.

•	The potential difficulties of integrating the businesses of Jacobs and CH2M and the risk that all or some portion of the potential benefits of the Merger might not be realized.

•	The fact that, under the terms of the Merger Agreement, prior to the completion of the Merger or termination of the Merger Agreement, CH2M is required to conduct its business only in the ordinary course and is subject to specified restrictions on its ability to conduct its business, including in respect of entering into or terminating certain material contracts, commencing or settling litigation in excess of certain thresholds or increasing the compensation of its employees (except, in the case of individuals who are not officers or directors, for increases in connection with promotions or periodic reviews in the ordinary course of business consistent with past practices).

•	CH2M’s inability to solicit competing acquisition proposals and the possibility that the Breakup Fee payable by CH2M upon termination of the Merger Agreement could discourage other potential acquirors from making a competing offer to purchase CH2M and could cause significant cash flow difficulties for CH2M if it were required to pay the Breakup Fee to Jacobs.

•	The possibility that CH2M may be required to pay the Expense Fee (as defined below) to Jacobs if CH2M is unable to obtain approval of the CH2M Merger Proposal.

•	The fact that the Merger Consideration will fluctuate depending on the performance of Jacobs Common Stock prior to closing of the Merger, and that the Merger Agreement does not provide termination or walk-away rights to CH2M in the event of a decline in the price of Jacobs Common Stock.

•	The risk of significant selling pressure on the price of Jacobs Common Stock immediately following the closing of the Merger if a significant number of CH2M stockholders seek to sell the Jacobs Common Stock they received as Merger Consideration.

In the judgment of CH2M’s board of directors, however, these potential risks were more than offset by the potential benefits of the Merger discussed above.

The foregoing discussion of the information and factors considered by the CH2M board of directors is not intended to be exhaustive, but includes the material factors that the CH2M board of directors considered. In reaching its decision to approve the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement, the CH2M board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The CH2M board of directors considered all of these factors as a whole, and overall considered the factors to be favorable to, and to support, its determination. The CH2M board of directors conducted an overall review of the factors described above, and reached the consensus that the Merger is advisable to, and in the best interests of, CH2M and CH2M’s stockholders.

In considering the recommendation of CH2M’s board of directors to adopt the Merger Agreement, CH2M’s stockholders should be aware that the executive officers and directors of CH2M have certain interests in the Merger that may be different from, or in addition to, the interests of CH2M stockholders generally. The CH2M board of directors was aware of these interests and considered them when adopting the Merger Agreement and recommending that CH2M stockholders vote to adopt the Merger Agreement. See “The Merger—Interests of CH2M Directors and Officers in the Mergers” beginning on page 175.

It should be noted that the explanation of the CH2M board of directors’ reasoning in this section contains information that is forward-looking in nature, and therefore should be read in light of the factors discussed under the heading “Cautionary Note Regarding Forward-Looking Statements” beginning on page 82.

Opinions of CH2M’s Financial Advisors

Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

CH2M has engaged BofA Merrill Lynch as a financial advisor in connection with the Merger. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. CH2M selected BofA Merrill Lynch to act as a financial advisor in connection with the Merger on the basis of BofA Merrill Lynch’s experience in similar transactions, its reputation in the investment community and its familiarity with CH2M and its business.

At the August 1, 2017 meeting of the CH2M board of directors held to evaluate the Merger, BofA Merrill Lynch rendered an oral opinion, confirmed by delivery of a written opinion dated August 1, 2017, to the board of directors of CH2M to the effect that, as of that date and based on and subject to various assumptions, limitations and qualifications described in the opinion, the consideration to be received in the Merger by holders of CH2M Common Stock (other than holders of shares of CH2M Preferred Stock and their respective affiliates, which shares will be deemed converted into shares of CH2M Common Stock in connection with the Merger) was fair, from a financial point of view, to such holders.

The full text of BofA Merrill Lynch’s written opinion, dated August 1, 2017, delivered to the board of directors of CH2M, is attached as Annex C and is incorporated by reference herein in its entirety. The written opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by BofA Merrill Lynch in rendering its opinion. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to the board of directors of CH2M for the benefit and use of the board of directors of CH2M (in its capacity as such) in connection with and for purposes of its evaluation of the Merger Consideration from a financial point of view. BofA Merrill Lynch’s opinion did not address any other terms, aspects or implications of the Merger and no opinion or view was expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to CH2M or in which CH2M might engage or as to the underlying business decision of CH2M to proceed with or effect the Merger. BofA Merrill Lynch also expressed no opinion or recommendation as to any election made by a stockholder or how any stockholder should vote or act in connection with the Merger or any other matter.

In connection with its opinion, BofA Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to CH2M and Jacobs;

•	reviewed certain internal financial and operating information with respect to the business, operations and prospects of CH2M furnished to or discussed with BofA Merrill Lynch by the management of CH2M, including certain financial forecasts relating to CH2M prepared by the management of CH2M (such forecasts, and the assumptions underlying such forecasts, including the Initial Plan, the “Long-Term Plan”);

•	reviewed certain publicly available financial forecasts relating to Jacobs for fiscal years 2017 through 2019 and extrapolations therefrom as prepared by the management of CH2M for fiscal years 2020 and 2021 (such forecasts, as extrapolated, the “Jacobs Public Forecasts”) and discussed with the management of CH2M its assessments as to the likelihood of achieving the future financial results reflected in the Jacobs Public Forecasts;

•	reviewed certain estimates as to the amount and timing of potential cost savings anticipated by the management of Jacobs to result from the Merger as reviewed and approved by the management of CH2M (such cost savings, the “Cost Savings”);

•	discussed the past and current business, operations, financial condition and prospects of CH2M with members of the senior managements of CH2M and Jacobs, including the liquidity needs of, and capital resources available to, CH2M, and discussed the past and current business, operations, financial condition and prospects of Jacobs with members of the senior managements of CH2M and Jacobs;

•	reviewed the potential pro forma financial impact of the Merger on the future financial performance of Jacobs, including the potential effect on Jacobs’ estimated earnings per share after taking into account the Cost Savings;

•	reviewed internal prices for CH2M Common Stock established by the board of directors of CH2M, and reviewed the trading history for Jacobs Common Stock and a comparison of that trading history with the trading histories of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial information of CH2M and certain financial and stock market information of Jacobs with similar information of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial terms of the Merger to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

•	considered the results of the efforts on behalf of CH2M to solicit, at the direction of the board of directors of CH2M, indications of interest and definitive proposals from selected third parties with respect to a possible acquisition of CH2M;

•	reviewed an execution version, provided to BofA Merrill Lynch on August 1, 2017, of the Merger Agreement; and

•	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the managements of CH2M and Jacobs that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Long-Term Plan (including, without limitation, as to tax attributes), BofA Merrill Lynch was advised by CH2M, and BofA Merrill Lynch assumed, that it was reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of CH2M as to the future financial performance of CH2M and the other matters covered thereby. Based on the assessments of the management of CH2M as to the likelihood of achieving the future financial results reflected in the Jacobs Public Forecasts, BofA Merrill Lynch relied, at the direction of CH2M, on the Jacobs Public Forecasts for purposes of its analyses and opinion. With respect to the Jacobs Public Forecasts (including, without limitation, extrapolations therefrom and as to tax attributes), BofA Merrill Lynch was advised by CH2M, and BofA Merrill Lynch assumed, at the direction of CH2M, that the Jacobs Public Forecasts were a reasonable basis upon which to evaluate the future financial performance of Jacobs and BofA Merrill Lynch used the Jacobs Public Forecasts in performing its analyses. With respect to the Cost Savings, BofA Merrill Lynch was advised by CH2M and Jacobs, and BofA Merrill Lynch assumed, with the consent of CH2M, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of such managements. BofA Merrill Lynch relied, at the direction of CH2M, on the assessments of the managements of CH2M and Jacobs as to the ability to achieve the Cost Savings and BofA Merrill Lynch was advised by CH2M and Jacobs, and BofA Merrill Lynch assumed, with the consent of CH2M, that such Cost Savings would be realized in the amounts and at the times projected.

At the direction of CH2M, BofA Merrill Lynch relied upon the assessments of the managements of CH2M and Jacobs, as applicable, as to, among other things, (i) the potential impact on CH2M and Jacobs of certain market, cyclical, competitive and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the technical professional services industry generally and the engineering and construction sectors thereof, (ii) the status of, and losses and costs associated with, certain of CH2M’s power EPC and design-build transportation projects and related matters, (iii) capital funding requirements for CH2M’s operations and defined benefit pension plans, the ability of CH2M to access necessary debt or equity financing for such funding requirements and the likely impact of any such financing, (iv) existing and future contracts and relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, customers and other commercial relationships of CH2M and Jacobs, and (v) the ability of Jacobs to integrate the operations of CH2M and Jacobs. BofA Merrill Lynch assumed, with the consent of CH2M, that there would be no developments with respect to any such matters that would have an adverse effect on CH2M, Jacobs or the Merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to BofA Merrill Lynch’s analyses or opinion.

BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent, off-balance sheet, accrued, derivative or otherwise) of CH2M, Jacobs or any other entity, nor did BofA Merrill Lynch make any physical inspection of the properties or assets of CH2M, Jacobs or any other entity. BofA Merrill Lynch’s analyses and opinion did not consider the adequacy of CH2M’s financial reporting controls and procedures or any actual or potential arbitration, litigation, claims, audits or investigations to which CH2M, Jacobs or any of their respective affiliates are or in the future may be a party or subject. BofA Merrill Lynch did not evaluate the solvency or fair value of CH2M, Jacobs or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of CH2M, that the Merger would be consummated in accordance with its terms (including, without limitation, with respect to the deemed conversion at the effective time of the Merger of all outstanding shares of CH2M Preferred Stock into shares of CH2M Common Stock) and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed or occur that would have an adverse effect on CH2M, Jacobs or the Merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to BofA Merrill Lynch’s analyses or opinion. BofA Merrill Lynch also assumed, at the direction of CH2M, that the final executed Merger Agreement would not differ in any material respect from the execution version reviewed by BofA Merrill Lynch.

BofA Merrill Lynch expressed no opinion or view as to any terms or other aspects or implications of the Merger (other than the Merger Consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Merger Consideration or the Merger or any terms, aspects or implications of any voting and support agreement, consent, waiver or other arrangements, agreements or understandings entered into in connection with, related to or contemplated by the Merger or otherwise. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the consideration to be received in the Merger by holders of CH2M Common Stock (other than holders of shares of CH2M Preferred Stock and their respective affiliates, which shares will be deemed converted into shares of CH2M Common Stock in connection with the Merger), without regard to individual circumstances of, or the allocation or relative fairness among, holders of CH2M Common Stock, Jacobs Common Stock or any other securities of CH2M or Jacobs, or any rights, preferences, restrictions or limitations (whether by virtue of control, conversion, voting, liquidity or otherwise) that may be attributable to any such securities or that may distinguish any holders thereof, and BofA Merrill Lynch expressed no opinion or view with respect to any consideration received in connection with the Merger by the holders of any class of securities, creditors or other constituencies of any party. In addition, BofA Merrill Lynch expressed no opinion or view with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation or other consideration to any of the officers, directors or employees of any party to the Merger or any related entities, or class of such persons, relative to the Merger Consideration or otherwise. Furthermore, BofA Merrill Lynch expressed no opinion or view as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to CH2M or in which CH2M might engage or as to the underlying business decision of CH2M to proceed with or effect the Merger. BofA Merrill Lynch did not express any opinion as to what the value of Jacobs Common Stock actually would be when issued or the prices at which Jacobs Common Stock, CH2M Common Stock or any other securities of Jacobs or CH2M would trade or otherwise be transferable at any time, including following announcement or consummation of the Merger. BofA Merrill Lynch also expressed no opinion or view with respect to, and BofA Merrill Lynch relied, at the direction of CH2M, upon the assessments of representatives of CH2M regarding, legal, regulatory, accounting, tax and similar matters relating to CH2M, Jacobs and the Merger, as to which BofA Merrill Lynch understood CH2M obtained such advice as it deemed necessary from qualified professionals. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to any election made by a stockholder or how any stockholder should vote or act in connection with the Merger or any other matter.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. As the CH2M board of directors was aware, the credit, financial and stock markets, and the industries in which CH2M and Jacobs operate, have experienced and continue to experience volatility and BofA Merrill Lynch expressed no opinion or view as to any potential effects of such volatility on CH2M or Jacobs (or their respective businesses) or the Merger (including the contemplated benefits thereof). It should be understood that subsequent developments may affect BofA Merrill Lynch’s opinion and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by a fairness opinion review committee of BofA Merrill Lynch. Except as described in this summary, CH2M imposed no other instructions or limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

In connection with its opinion, BofA Merrill Lynch performed a variety of financial and comparative analyses, including those described below. The summary of the analyses below and certain factors considered is not a comprehensive description of all analyses undertaken or factors considered by BofA Merrill Lynch. The preparation of a financial opinion or analysis is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion and analyses are not readily susceptible to summary description. BofA Merrill Lynch believes that the analyses and factors summarized below must be considered as a whole and in context. BofA Merrill Lynch further believes that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses and factors, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion.

In performing its financial analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of CH2M and Jacobs. The estimates of the future performance of CH2M and Jacobs in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by such analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the Merger Consideration and were provided to the CH2M board of directors in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as the views of BofA Merrill Lynch regarding the actual values of CH2M or Jacobs.

BofA Merrill Lynch did not recommend that any specific consideration constituted the only appropriate consideration in the Merger. The type and amount of consideration payable in the Merger was determined through negotiations between CH2M and Jacobs, rather than by any financial advisor, and was approved by the CH2M board of directors and the Jacobs board of directors. The decision to enter into the Merger Agreement was solely that of the CH2M board of directors and the Jacobs board of directors. BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by the CH2M board of directors in its evaluation of the proposed Merger and the Merger Consideration and should not be viewed as determinative of the views of the CH2M board of directors or CH2M management with respect to the Merger or the consideration payable in the Merger.

Financial Analyses

The discussion set forth below under “Financial Analyses—CH2M Financial Analyses” and “Financial Analyses—Jacobs Financial Analyses” is a summary of the material financial analyses provided by BofA Merrill Lynch in connection with its opinion, dated August 1, 2017, to the CH2M board of directors. The summary set forth below is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with its opinion, nor does the order of the analyses in the summary below indicate that any analysis was given greater weight than any other analysis. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch. Future results may differ from those described and such differences may be material.

For purposes of the financial analyses described below, the term (i) “Implied Per Share Merger Consideration” means $88.08 per share, calculated assuming a Mixed Election as (a) the cash consideration of $52.85 per share of CH2M Common Stock and (b) the approximate implied value of the stock consideration of $35.23 per share of CH2M Common Stock based on the 0.6677 per share exchange ratio and the trailing five-day volume weighted average price of Jacobs Common Stock as of July 31, 2017 of $52.76, (ii) “EBITDA” means earnings before interest, taxes, depreciation and amortization (reflecting, in the case of CH2M, the impact of project losses, restructuring costs, non-controlling interest/(loss) from continuing operations and stock-based compensation expense), (iii) “Adjusted EBITDA” means generally, and to the extent information was publicly available, EBITDA less one-time, non-recurring items or, in the case of CH2M, EBITDA before the impact of project losses and restructuring costs, and (iv) “Cash EPS” means EPS less one-time, non-recurring items before the impact of amortization of acquired intangibles. Implied per share equity value reference ranges for CH2M reflected in the summaries of the financial analyses described below were rounded to the nearest $0.25.

CH2M Financial Analyses

Selected Public Companies Analysis. BofA Merrill Lynch reviewed publicly available financial and stock market information of CH2M and the following 11 selected companies that BofA Merrill Lynch considered relevant as publicly traded companies with operations in the technical professional services industry, consisting of six selected companies in such industry with business characteristics, including end markets and geographies served, that BofA Merrill Lynch viewed as similar to those of CH2M, referred to as the CH2M core selected companies, and five selected companies in such industry with generally different end markets and geographies served than those of CH2M, referred to as the CH2M non-core selected companies and, together with the CH2M core selected companies, the CH2M selected companies.

CH2M Core Selected Companies	CH2M Non-Core Selected Companies
• AECOM	• Chicago Bridge & Iron Company N.V.
• Arcadis NV	• Fluor Corporation
• Jacobs Engineering Group Inc.	• KBR, Inc.
• Stantec Inc.	• Sweco AB
• Tetra Tech, Inc.	• WorleyParsons Limited
• WSP Global Inc.

BofA Merrill Lynch reviewed, among other information, enterprise values, calculated as fully diluted equity values based on closing stock prices on July 31, 2017, plus short- and long-term debt, preferred stock and non-controlling interests (as applicable) and less cash and cash equivalents and marketable securities (as applicable), as a multiple of calendar year 2017 and calendar year 2018 estimated Adjusted EBITDA. BofA Merrill Lynch also reviewed fully diluted equity values, based on closing stock prices on July 31, 2017, as a multiple of calendar year 2017 and calendar year 2018 estimated Cash EPS. Financial data (pro forma, as applicable, for certain recent divestiture transactions) of the CH2M selected companies were based on public filings, publicly available Wall Street research analysts’ estimates and other publicly available information and calendarized when necessary. Financial data of CH2M were based on the Long-Term Plan.

The overall low to high calendar year 2017 and calendar year 2018 estimated Adjusted EBITDA multiples observed for the CH2M core selected companies were 9.1x to 12.0x (with an average of 10.3x) and 8.0x to 11.0x (with an average of 9.3x), respectively, and the overall low to high calendar year 2017 and calendar year 2018 estimated Adjusted EBITDA multiples observed for the CH2M non-core selected companies were 5.2x to 13.9x (with an average of 8.9x) and 4.6x to 12.8x (with an average of 8.1x), respectively. The overall low to high calendar year 2017 and calendar year 2018 estimated Cash EPS multiples observed for the CH2M core selected companies were 9.2x to 19.1x (with an average of 14.6x) and 9.1x to 17.5x (with an average of 13.2x), respectively, and the overall low to high calendar year 2017 and calendar year 2018 estimated Cash EPS multiples observed for the CH2M non-core selected companies were 5.0x to 20.7x (with an average of 14.4x) and 4.3x to 18.5x (with an average of 12.6x), respectively.

BofA Merrill Lynch then applied selected ranges of calendar year 2017 and calendar year 2018 estimated Adjusted EBITDA multiples derived from the CH2M core selected companies of 9.0x to 12.0x and 8.0x to 11.0x, respectively, and selected ranges of calendar year 2017 and calendar year 2018 estimated Cash EPS multiples derived from the CH2M core selected companies of 9.0x to 19.0x and 9.0x to 17.5x, respectively, to corresponding data of CH2M. This analysis indicated the following approximate implied per share equity value reference ranges for CH2M, as compared to the Implied Per Share Merger Consideration:

Implied Per Share Equity Value Reference Ranges Based on:
CY 2017E Adj. EBITDA	CY 2018E Adj. EBITDA	CY 2017E Cash EPS	CY 2018E Cash EPS	Implied Per Share Merger Consideration
$84.75 - $115.75	$83.75 - $118.25	$57.50 - $121.50	$63.75 - $124.25	$88.08

No company or business used in this analysis is identical or directly comparable to CH2M. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies or businesses to which CH2M was compared.

Selected Precedent Transactions Analysis. BofA Merrill Lynch reviewed publicly available financial information relating to the following 19 selected transactions involving target companies in the technical professional services industry generally and the engineering and construction sectors thereof, collectively referred to as the selected transactions:

Announcement Date	Acquiror	Target
4/20/17	• SNC-Lavalin Group Inc.	• WS Atkins plc
3/31/17	• New Mountain Capital, LLC	• TRC Companies, Inc.
3/13/17	• John Wood Group PLC	• Amec Foster Wheeler plc
6/2/16	• EQT VII	• Bilfinger SE (Building and Facility Business)
3/29/16	• Stantec Inc.	• MWH Global, Inc.
8/25/15	• WSP Global Inc.	• MMM Group Limited
6/1/15	• Sweco AB	• Grontmij N.V.
9/3/14	• WSP Global Inc.	• Parsons Brinckerhoff Group Inc.
7/31/14	• Arcadis NV	• Hyder Consulting PLC
7/13/14	• AECOM Technology Corporation	• URS Corporation
6/23/14	• SNC-Lavalin Group Inc.	• Kentz Corporation Limited
3/17/14	• Cardno Limited	• PPI Group
3/12/14	• WSP Global Inc.	• Focus Group Holding Inc.
1/13/14	• AMEC plc	• Foster Wheeler AG
9/8/13	• Jacobs Engineering Group Inc.	• Sinclair Knight Merz
7/29/13	• Integrated Mission Solutions, LLC	• Michael Baker Corporation
7/30/12	• Chicago Bridge & Iron Company N.V.	• The Shaw Group Inc.
6/7/12	• GENIVAR Inc.	• WSP Group PLC
2/20/12	• URS Corporation	• Flint Energy Services Ltd.

BofA Merrill Lynch reviewed, among other information, transaction values, calculated as the enterprise values implied for the target companies based on the consideration paid in the selected transactions (before assumed pension liabilities and, as applicable, certain debt securities issuances and pro forma, as applicable, for certain divestiture transactions), as a multiple of the target company’s latest 12 months Adjusted EBITDA as of the applicable announcement date of such transaction. Financial data for the selected transactions were based on public filings and other publicly available information. Financial data of CH2M were based on the Long-Term Plan.

The overall low to high latest 12 months Adjusted EBITDA multiples observed for the selected transactions were 6.2x to 14.1x (with a mean of 9.5x and a median of 9.5x). BofA Merrill Lynch then applied a selected range of latest 12 months Adjusted EBITDA multiples derived from the selected transactions of 9.0x to 12.5x to the latest 12 months (as of June 30, 2017) Adjusted EBITDA of CH2M. This analysis indicated the following approximate implied per share equity value reference range for CH2M, as compared to the Implied Per Share Merger Consideration:

Implied Per Share Equity Value Reference Range	Implied Per Share Merger Consideration
$78.75 - $112.75	$88.08

No company, business or transaction used in this analysis is identical or directly comparable to CH2M or the Merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, businesses or transactions to which CH2M and the Merger were compared.

Discounted Cash Flow Analysis. BofA Merrill Lynch performed a discounted cash flow analysis of CH2M by calculating the estimated present value (as of June 30, 2017) of the standalone unlevered, after-tax free cash flows (which reflected, among other things, the expected utilization of CH2M’s tax attributes per CH2M management) that CH2M was forecasted to generate during the third and fourth fiscal quarters of the fiscal year ending December 31, 2017 through the full fiscal year ending December 31, 2021 (assuming normalized terminal year working capital, depreciation and amortization, and pension contributions) based on the Long-Term Plan. For purposes of this analysis, stock-based compensation was treated as a cash expense. BofA Merrill Lynch calculated terminal values for CH2M by applying to CH2M’s standalone unlevered, after-tax free cash flows a selected range of perpetuity growth rates of 2.0% to 3.0%. The cash flows and terminal values were then discounted to present value (as of June 30, 2017) using a selected range of discount rates of 9.5% to 11.5%. This analysis indicated the following approximate implied per share equity value reference range for CH2M, as compared to the Implied Per Share Merger Consideration:

Implied Per Share Equity Value Reference Range	Implied Per Share Merger Consideration
$79.25 - $115.75	$88.08

Jacobs Financial Analyses

Selected Public Companies Analysis. BofA Merrill Lynch reviewed publicly available financial and stock market information of Jacobs and the following 10 selected companies that BofA Merrill Lynch considered relevant as publicly traded companies with operations in the technical professional services industry and with business characteristics, including end markets and geographies served, that BofA Merrill Lynch viewed as similar to those of Jacobs, collectively referred to as the Jacobs selected companies:

•	AECOM

•	Arcadis NV

•	Chicago Bridge & Iron Company N.V.

•	Fluor Corporation

•	KBR, Inc.

•	Stantec Inc.

•	Sweco AB

•	Tetra Tech, Inc.

•	WorleyParsons Limited

•	WSP Global Inc.

BofA Merrill Lynch reviewed, among other information, enterprise values, calculated as fully diluted equity values based on closing stock prices on July 31, 2017, plus short- and long-term debt, preferred stock and non-controlling interests (as applicable) and less cash and cash equivalents and marketable securities (as applicable), as a multiple of calendar year 2017 and calendar year 2018 estimated Adjusted EBITDA. BofA Merrill Lynch also reviewed fully diluted equity values, based on closing stock prices on July 31, 2017, as a multiple of calendar year 2017 and calendar year 2018 estimated Cash EPS. Financial data (pro forma, as applicable, for certain recent divestiture transactions) of the Jacobs selected companies were based on public filings, publicly available Wall Street research analysts’ estimates and other publicly available information and calendarized when necessary. Financial data of Jacobs were based on the Jacobs Public Forecasts.

This analysis indicated overall observed low to high calendar year 2017 and calendar year 2018 estimated Adjusted EBITDA multiples for the Jacobs selected companies of 5.2x to 13.9x (with an average of 9.7x) and 4.6x to 12.8x (with an average of 8.8x), respectively, as compared to the calendar year 2017 and calendar year 2018 estimated Adjusted EBITDA multiples for Jacobs of 9.4x and 8.5x, respectively. This analysis also indicated overall observed low to high calendar year 2017 and calendar year 2018 estimated Cash EPS multiples for the Jacobs selected companies of 5.0x to 20.7x (with an average of 14.4x) and 4.3x to 18.5x (with an average of 12.8x), respectively, as compared to the calendar year 2017 and calendar year 2018 estimated Cash EPS multiples for Jacobs of 15.3x and 14.0x, respectively.

No company or business used in this analysis is identical or directly comparable to Jacobs. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies or businesses to which Jacobs was compared.

Discounted Cash Flow Analysis. BofA Merrill Lynch performed a discounted cash flow analysis of Jacobs by calculating the estimated present value (as of June 30, 2017) of the standalone unlevered, after-tax free cash flows (which reflected, among other things, the expected utilization of Jacobs’ tax attributes per Jacobs’ representatives and public filings) that Jacobs was forecasted to generate, during the fourth fiscal quarter of the fiscal year ending September 30, 2017 through the full fiscal year ending September 30, 2021 (assuming normalized terminal year working capital, depreciation and amortization, and pension contributions) based on the Jacobs Public Forecasts. For purposes of this analysis, stock-based compensation was treated as a cash expense. BofA Merrill Lynch calculated terminal values for Jacobs by applying to Jacobs’ standalone unlevered, after-tax free cash flows a selected range of perpetuity growth rates of 2.0% to 3.0%. The cash flows and terminal values were then discounted to present value (as of June 30, 2017) using a selected range of discount rates of 9.0% to 11.5%. This analysis indicated an approximate implied per share equity value reference range for Jacobs of $43.54 to $64.01, as compared to the per share closing price of Jacobs Common Stock on July 31, 2017 of $52.72.

Certain Additional Information

BofA Merrill Lynch observed certain additional information that was not considered part of its financial analyses for its opinion but was noted for informational purposes, including the following:

•	historical internal prices of CH2M Common Stock, as determined by the CH2M board of directors, during the 52-week period ended July 31, 2017, which indicated low and high stock prices for CH2M Common Stock during such period of approximately $46.83 and $52.23 per share, respectively;

•	stock price targets for Jacobs Common Stock as reflected in selected publicly available Wall Street research analysts’ reports, which indicated an overall low to high target stock price range for Jacobs Common Stock of approximately $49.00 to $66.00 per share; and

•

the illustrative pro forma financial impact of the Merger on, among other things, Jacobs’ estimated EPS and estimated Cash EPS for the fiscal years ending September 30, 2018 and September 30, 2019 based on the Long-Term Plan, the Jacobs Public Forecasts and public filings, taking into account potential run-rate cost savings (before giving effect to costs to achieve such savings) anticipated by the managements of CH2M and Jacobs to result from the Merger, which indicated that the Merger could be accretive to Jacobs’ estimated EPS and estimated Cash EPS in each of such fiscal years. Actual results achieved may vary from projected results and variations may be material.

Miscellaneous

CH2M has agreed to pay BofA Merrill Lynch for its services as financial advisor to CH2M in connection with the Merger an aggregate fee currently estimated to be approximately $20 million, of which a portion was payable upon delivery of BofA Merrill Lynch’s opinion and approximately $19 million is contingent upon consummation of the Merger. In addition, CH2M has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of CH2M, Jacobs and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to CH2M and certain of its affiliates, and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as financial advisor to CH2M in connection with a minority equity investment in CH2M, (ii) having acted or acting as a bookrunner and/or placement agent for a debt offering of CH2M, (iii) having acted or acting as a lender under certain term loans, letters of credit, credit and leasing facilities and other credit arrangements of CH2M and/or certain of its affiliates (including acquisition financing), (iv) having provided or providing certain derivatives, foreign exchange and other trading services to CH2M and/or certain of its affiliates, (v) having provided or providing certain managed investments services and products to CH2M and/or certain of its affiliates and (vi) having provided or providing certain treasury management products and services to CH2M and/or certain of its affiliates. From August 1, 2015 through July 31, 2017, BofA Merrill Lynch and its affiliates derived aggregate revenues from CH2M and certain of its affiliates of approximately $5 million for investment and corporate banking services.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Jacobs and certain of its affiliates, and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as an administrative agent, book manager and arranger for, and/or as a lender under, certain term loans, letters of credit, credit and leasing facilities and other credit arrangements of Jacobs and/or certain of its affiliates (including acquisition financing), (ii) having provided or providing certain derivatives, foreign exchange and other trading services to Jacobs and/or certain of its affiliates, (iii) having provided or providing certain managed investments services and products to Jacobs and/or certain of its affiliates, and (iv) having provided or providing certain treasury management products and services to Jacobs and/or certain of its affiliates. In addition, BofA Merrill Lynch and/or certain of its affiliates have maintained, currently are maintaining, and in the future may maintain, commercial (including vendor and/or customer) relationships with Jacobs and/or certain of its affiliates. From August 1, 2015 through July 31, 2017, BofA Merrill Lynch and its affiliates derived aggregate revenues from Jacobs and certain of its affiliates of approximately $12 million for investment and corporate banking services.

Opinion of Credit Suisse

CH2M has engaged Credit Suisse as a financial advisor in connection with the Merger. Credit Suisse is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. CH2M selected Credit Suisse to act as a financial advisor in connection with the Merger on the basis of Credit Suisse’s experience in similar transactions, its reputation in the investment community and its familiarity with CH2M and its business.

On August 1, 2017, Credit Suisse rendered its oral opinion to the CH2M board of directors (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) as to, as of August 1, 2017, the fairness, from a financial point of view, to the holders of CH2M Common Stock (other than holders of shares of CH2M Preferred Stock and their respective affiliates, which shares will be deemed converted into shares of CH2M Common Stock in connection with the Merger), of the Merger Consideration to be received by such holders in the Merger pursuant to the Merger Agreement.

Credit Suisse’s opinion was directed to the CH2M board of directors, and only addressed the fairness, from a financial point of view, to the holders of CH2M Common Stock (other than holders of shares of CH2M Preferred Stock and their respective affiliates, which shares will be deemed converted into shares of CH2M Common Stock in connection with the Merger), of the Merger Consideration to be received by such holders in the Merger and did not address any other aspect or implication of the Merger. The summary of Credit Suisse’s opinion in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex D to this Proxy Statement/Prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in connection with the preparation of its opinion. However, neither Credit Suisse’s written opinion nor the summary of its opinion and the related analyses set forth in this Proxy Statement/Prospectus is intended to be, and they do not constitute, advice or a recommendation to any CH2M stockholder as to how such CH2M stockholder should vote or act with respect to any matter relating to the Merger, including without limitation whether such holder should elect to receive the Mixed Election Consideration, the Cash Election Consideration or the Stock Election Consideration.

In arriving at its opinion, Credit Suisse:

•	reviewed an execution copy of the Merger Agreement;

•	reviewed certain publicly available business and financial information relating to CH2M and Jacobs;

•	reviewed certain other information relating to CH2M, including financial forecasts relating to CH2M provided to Credit Suisse by the management of CH2M, referred to in this Proxy Statement / Prospectus as the Initial Plan and the Long-Term Plan, which forecasts included certain estimates and judgments of CH2M regarding the future financial impact to CH2M’s cash flows attributable to certain potential project costs, claims and disputes, referred to in this section as the “CH2M Estimates for Certain Potential Costs, Claims and Disputes”;

•	reviewed certain other information relating to Jacobs, including financial forecasts relating to Jacobs based on certain publicly available research estimates and extrapolations therefrom as prepared and provided to Credit Suisse by the management of CH2M, referred to in this Proxy Statement / Prospectus as the Jacobs Public Forecasts;

•	spoke with the managements of CH2M and Jacobs and certain of their respective representatives regarding the business and prospects of CH2M and Jacobs;

•	reviewed certain estimates as to the amount and timing of potential cost savings anticipated by the management of Jacobs to result from the Merger as reviewed and approved by the management of CH2M (such cost savings, the “Cost Savings”);

•	considered certain financial data of CH2M and certain publicly available financial and stock market data of Jacobs, and Credit Suisse compared that data with similar data for other companies with publicly traded equity securities in businesses Credit Suisse deemed similar to those of CH2M and Jacobs, respectively;

•	considered, to the extent publicly available, the financial terms of certain business combinations and other transactions which have been effected or announced; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information, and Credit Suisse assumed and relied upon such information being complete and accurate in all respects material to its analyses and opinion. With respect to the Long-Term Plan and the Jacobs Public Forecasts, management of CH2M advised Credit Suisse and Credit Suisse assumed, that such forecasts have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of CH2M as to the future financial performance of CH2M and Jacobs, respectively. With CH2M’s consent, Credit Suisse also relied upon, without independent investigation, (x) the CH2M Estimates for Certain Potential Costs, Claims and Disputes and (y) the Cost Savings. At CH2M’s direction, Credit Suisse assumed that the Long-Term Plan, the Jacobs Public Forecasts and the CH2M Estimates for Certain Potential Costs, Claims and Disputes, taken together, were a reasonable basis upon which to evaluate CH2M, Jacobs and the Merger and, at CH2M’s direction, Credit Suisse relied upon the Long-Term Plan, the Jacobs Public Forecasts and the CH2M Estimates for Certain Potential Costs, Claims and Disputes for purposes of its analyses and opinion. Credit Suisse expressed no view or opinion with respect to the Long-Term Plan, the Jacobs Public Forecasts, the Cost Savings or the CH2M Estimates for Certain Potential Costs Claims and Disputes, or the assumptions and methodologies upon which they were based.

For purposes of its analyses and opinion, with the consent of the CH2M board of directors, Credit Suisse assumed that, in the course of obtaining any regulatory or third-party consents, approvals or agreements in connection with the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on CH2M, Jacobs or the contemplated benefits of the Merger, that the Merger would be consummated in accordance with all applicable federal, state and local laws, and that the Merger would be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any term, condition or agreement thereof that was material to Credit Suisse’s analyses or opinion. In addition, Credit Suisse was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of CH2M or Jacobs, nor was Credit Suisse furnished with any such evaluations or appraisals. With CH2M’s consent, Credit Suisse also assumed that the final form of the Merger Agreement, when executed by the parties thereto, would conform to the draft reviewed by Credit Suisse in all respects material to Credit Suisse’s analyses and opinion.

Credit Suisse’s opinion addressed only the fairness, from a financial point of view, to the holders of CH2M Common Stock, other than the holders of CH2M Common Stock (other than holders of shares of CH2M Preferred Stock and their respective affiliates, which shares will be deemed converted into shares of CH2M Common Stock in connection with the Merger), of the Merger Consideration to be received by such holders in the Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding entered into in connection therewith or otherwise or the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received or otherwise payable to any officers, directors, employees, securityholders or affiliates of any party to the Merger, or class of such persons, relative to the Merger Consideration or otherwise. Credit Suisse’s opinion also did not address (i) the allocation of the Merger Consideration as between holders of CH2M Common Stock who receive the Mixed Election Consideration, the Cash Election Consideration, the Stock Election Consideration or any combination thereof, (ii) the relative fairness of the Mixed Election Consideration, the Cash Election Consideration and the Stock Election Consideration or (iii) the decision of any holder of shares of CH2M Preferred Stock to convert its shares into CH2M Common Stock or to waive any liquidation preference or other rights that may be available to holders of CH2M Preferred Stock in connection with the Merger. Furthermore, Credit Suisse did not express any advice or opinion regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, intellectual property, executive compensation or other similar professional advice. Credit Suisse assumed that CH2M had or would obtain such advice or opinions from appropriate professional sources. The issuance of Credit Suisse’s opinion was approved by Credit Suisse’s authorized internal committee.

Credit Suisse’s opinion was necessarily based upon information made available to Credit Suisse as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion. Credit Suisse did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to Credit Suisse’s attention after the date of its opinion. Credit Suisse did not express any opinion as to what the value of shares of Jacobs Common Stock actually will be when issued to the holders of CH2M Common Stock pursuant to the Merger Agreement or the prices or ranges of prices at which shares of CH2M Common Stock or Jacobs Common Stock may be purchased or sold at any time. Credit Suisse’s opinion did not address the relative merits of the Merger as compared to alternative transactions or strategies that might have been available to CH2M, nor did it address the underlying business decision of the CH2M board of directors or CH2M to proceed with or effect the Merger.

Credit Suisse’s opinion was for the information of the CH2M board of directors in connection with its consideration of the Merger. Credit Suisse’s opinion did not constitute a recommendation to the CH2M board of directors with respect to the proposed Merger or advice or any recommendation to any CH2M stockholder as to how such CH2M stockholder should vote or act on any matter relating to the proposed Merger, including without limitation whether such holder should elect to receive the Mixed Election Consideration, the Cash Election Consideration or the Stock Election Consideration.

In preparing its opinion to the CH2M board of directors, Credit Suisse performed a variety of analyses, including those described below. The summary of Credit Suisse’s financial analyses is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Credit Suisse’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. Credit Suisse arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Credit Suisse considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, business or transaction used in Credit Suisse’s analyses for comparative purposes is identical to CH2M, Jacobs or the proposed Merger. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Credit Suisse did not make separate or quantifiable judgments regarding individual analyses. The implied valuation reference ranges indicated by Credit Suisse’s analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond CH2M’s control and the control of Credit Suisse. Much of the information used in, and accordingly the results of, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse’s opinion and analyses were provided to the CH2M board of directors in connection with its consideration of the proposed Merger and were among many factors considered by the CH2M board of directors in evaluating the proposed Merger. Neither Credit Suisse’s opinion nor its analyses were determinative of the Merger Consideration or of the views of the CH2M board of directors with respect to the proposed Merger.

Financial Analyses

The following is a summary of the material financial analyses performed in connection with the preparation of Credit Suisse’s opinion rendered to the CH2M board of directors on August 1, 2017. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Credit Suisse’s analyses.

Based on the Mixed Election Consideration per share of CH2M Common Stock of $52.85 in cash plus 0.6677 shares of Jacobs Common Stock, Credit Suisse noted that the implied value of the per share Merger Consideration was $88.08 (assuming a per share price for Jacobs Common Stock, based on the volume weighted average price per share for each of the five New York Stock Exchange trading days through July 31, 2017 of $52.7646, or the VWAP Basis) and $88.05 (applying the per share closing price for Jacobs Common Stock on July 31, 2017 of $52.72, the Spot Basis).

For purposes of its analyses, Credit Suisse reviewed a number of financial metrics including:

•	Enterprise Value — generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of such date of its net debt (the value of its outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet).

•	Adjusted EBITDA — generally the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period, as adjusted for certain non-recurring items. In the case of CH2M, adjustments included certain restructuring costs, expenses attributable to problem projects and income attributable to NCI.

CH2M Financial Analyses

Selected Companies Analyses Regarding CH2M

Credit Suisse considered certain financial data for CH2M and selected companies with publicly traded equity securities Credit Suisse deemed relevant. The selected companies were selected because they were deemed to be similar to CH2M in one or more respects. Share prices for the selected companies used in the selected companies analysis described below were as of July 31, 2017 (except that for Jacobs Engineering Group Inc. the share price as of July 19, 2017, the last trade date prior to the published rumor of the Merger, was used). The estimates of CH2M’s future financial performance for the fiscal years ending December 31, 2017 and 2018 used in the selected companies analysis described below were based on the Long-Term Plan. Estimates of the future financial performance of the selected companies listed below for the calendar years ending December 31, 2017 and 2018 were based on publicly available research analyst estimates for those companies.

The financial data reviewed included:

•	Enterprise Value as a multiple of estimated adjusted EBITDA for the calendar year ended December 31, 2017, or “CY 2017E Adj EBITDA”; and

•	Enterprise Value as a multiple of estimated adjusted EBITDA for the calendar year ended December 31, 2018, or “CY 2018E Adj EBITDA.”

•	Share price as a multiple of estimated adjusted earnings per share for the calendar year 2017, or “CY 2017E Adj EPS.”

•	Share price as a multiple of estimated adjusted earnings per share for the calendar year 2018, or “CY 2018E Adj EPS.”

Credit Suisse categorized the selected companies as either Design-Focused Firms or Integrated E&C Firms. The companies selected by Credit Suisse and the means and medians for the multiples considered by Credit Suisse in its analysis were:

Design-Focused Firms

Jacobs Engineering Group Inc.

AECOM

WSP Global Inc.

Stantec Inc.

Tetra Tech, Inc.

Arcadis NV

Metric	Mean	Median

Enterprise Value / CY 2017E Adj EBITDA	10.2x	10.3x
Enterprise Value / CY 2018E Adj EBITDA	9.3x	9.3x
Share Price / CY 2017E Adj EPS	16.5x	16.8x
Share Price / CY 2018E Adj EPS	14.6x	14.6x

Integrated E&C Firms

SNC—Lavalin Group Inc.

Fluor Corporation

John Wood Group PLC

KBR, Inc.

WorleyParsons Limited

Chicago Bridge & Iron Co. NV

Metric	Mean	Median

Enterprise Value / CY2017E EBITDA	8.4x	7.1x
Enterprise Value / CY2018E EBITDA	7.6x	6.7x
Share Price / CY 2017E Adj EPS	15.6x	14.6x
Share Price / CY 2018E Adj EPS	12.7x	13.0x

The means and medians for all of the selected companies identified above were:

Metric	Mean	Median

Enterprise Value / CY 2017E Adj EBITDA	9.3x	9.5x
Enterprise Value / CY 2018E Adj EBITDA	8.5x	8.9x
Share Price / CY 2017E Adj EPS	16.0x	16.8x
Share Price / CY 2018E Adj EPS	13.6x	14.5x

Taking into account the results of the selected companies analysis, Credit Suisse applied multiple ranges of (w) 8.5x to 10.0x to CH2M’s estimates of adjusted EBITDA for the fiscal year ending December 31, 2017, (x) 8.0x to 9.0x to CH2M’s estimates of adjusted EBITDA for the fiscal year ending December 31, 2018, (y) 14.0x to 16.5x to CH2M’s estimates of adjusted net income for the fiscal year ending December 31, 2017 and (z) 12.5x to 14.5x to CH2M’s estimates of adjusted net income for the fiscal year ending December 31, 2018. Credit Suisse also calculated the financial impact of sensitivities prepared by CH2M reflecting CH2M’s estimates of alternative scenarios relating to the cash flows attributable to certain project costs, claims and disputes and noted that these sensitivities could reduce the low end of the range indicated by the selected companies analyses by $2.10 per share of CH2M Common Stock and increase the high end of the range indicated by the selected companies analyses by $1.64 per share of CH2M Common Stock. The selected companies analysis indicated implied valuation reference ranges of $79.61 to $95.34 per share of CH2M Common Stock based on CH2M’s estimates of adjusted EBITDA (or $77.51 to $96.98 after reflecting the impact of CH2M’s sensitivities noted above) and $76.67 to $96.97 per share of CH2M Common Stock based on CH2M’s estimates of adjusted net income (or $74.57 to $98.61 after reflecting the impact of CH2M’s sensitivities noted above), as compared to the proposed Merger Consideration in the Merger pursuant to the Merger Agreement of $88.08 (valuing shares of Jacobs Common Stock on the VWAP basis), or $88.05 (valuing shares of Jacobs Common Stock on the Spot Basis), per share of CH2M Common Stock.

Selected Transactions Analysis Regarding CH2M

Credit Suisse also considered the financial terms of certain business combinations and other transactions Credit Suisse deemed relevant. The selected transactions were selected because the target companies were deemed to be similar to CH2M in one or more respects. The financial data reviewed included the implied Enterprise Value (based on the consideration proposed to be paid in the selected transactions as of the date of announcement) as a multiple of Adjusted EBITDA for the last twelve months, or “LTM Adj. EBITDA.” The selected transactions and the mean, median, high and low Enterprise Value to LTM Adj. EBITDA multiples were:

Date Announced	Acquiror	Target
04/20/2017	SNC - Lavalin	Atkins
03/31/2017	New Mountain Capital	TRC
03/13/2017	Wood Group	AMEC Foster Wheeler
03/29/2016	Stantec	MWH Global
09/03/2014	WSP Global	Parsons Brinckerhoff
07/11/2014	AECOM	URS
06/23/2014	SNC - Lavalin	Kentz Corp
03/12/2014	WSP Global	FOCUS
01/13/2014	AMEC	Foster Wheeler
09/08/2013	Jacobs Engineering Group Inc.	Sinclair Knight Merz Holdings Ltd
07/29/2013	Integrated Mission Solutions LLC	Michael Baker
07/30/2012	Chicago Bridge & Iron	The Shaw Group
02/20/2012	URS Corp.	Flint Energy Servised Ltd.

Metric	Mean	Median	High	Low

Enterprise Value / LTM Adj EBITDA	9.7x	9.6x	14.5x	6.2x

Taking into account the results of the selected transactions analysis, Credit Suisse applied a multiple range of 9.0x to 12.5x to CH2M’s LTM Adj. EBITDA as of June 30, 2017. Credit Suisse also calculated the financial impact of sensitivities prepared by CH2M reflecting CH2M’s estimates of alternative scenarios relating to the cash flows attributable to certain project costs, claims and disputes and noted that these sensitivities could reduce the low end of the range indicated by the selected transactions analysis by $2.10 per share of CH2M Common Stock and increase the high end of the range indicated by the selected transactions analysis by $1.64 per share of CH2M Common Stock. The selected transactions analysis indicated an implied valuation reference range of $78.84 to $112.68 per share of CH2M Common Stock (or $76.74 to $114.32 after reflecting the impact of CH2M’s sensitivities noted above), as compared to the proposed Merger Consideration in the Merger pursuant to the Merger Agreement of $88.08 (valuing shares of Jacobs Common Stock on the VWAP basis), or $88.05 (valuing shares of Jacobs Common Stock on the Spot Basis), per share of CH2M Common Stock.

Discounted Cash Flow Analysis Regarding CH2M

Credit Suisse also performed a discounted cash flow analysis with respect to CH2M. Credit Suisse calculated the estimated net present value of the projected unlevered, after-tax free cash flows of CH2M based on the Long-Term Plan. For purposes of the discounted cash flow analyses, Credit Suisse applied discount rates ranging from 8.0% to 11.0%, and terminal value multiples ranging from 7.5x to 9.0x to management estimates of fiscal year 2021 Adjusted EBITDA. Credit Suisse also calculated the financial impact of sensitivities prepared by CH2M reflecting CH2M’s estimates of alternative scenarios relating to the cash flows attributable to certain project costs, claims and disputes and noted that these sensitivities could reduce the low end of the range indicated by the discounted cash flow analysis by $1.17 per share of CH2M Common Stock and increase the high end of the range indicated by the discounted cash flow analysis by $2.58 per share of CH2M Common Stock. The discounted cash flow analysis indicated an implied valuation reference range per share of CH2M Common Stock of $82.53 to $108.29 (or $81.36 to $110.87 after reflecting the impact of CH2M’s sensitivities noted above), as compared to the proposed Merger Consideration in the Merger pursuant to the Merger Agreement of $88.08 (valuing shares of Jacobs Common Stock on the VWAP basis), or $88.05 (valuing shares of Jacobs Common Stock on the Spot Basis), per share of CH2M Common Stock.

Jacobs Financial Analyses

Selected Companies Analyses Regarding Jacobs

Credit Suisse considered certain financial and stock market data for Jacobs and selected companies with publicly traded equity securities Credit Suisse deemed relevant. The selected companies were selected because they were deemed to be similar to the Jacobs in one or more respects. Unless the context indicates otherwise, share prices for the selected companies used in the selected companies analysis described below were as of July 31, 2017. The estimates of the Jacobs’ future financial performance for the calendar years ending December 31, 2017 and 2018 used in the selected companies analysis described below were based on the Jacobs Public Forecasts. Estimates of the future financial performance of the selected companies listed below for the calendar years ending December 31, 2017 and 2018 were based on publicly available research analyst estimates for those companies.

Credit Suisse used the same selected companies for its selected companies analyses regarding Jacobs (except that Jacobs was omitted from the list of design-focused firms). The means and medians for the multiples considered by Credit Suisse in its analysis were:

Design-Focused Firms

Metric	Mean	Median

Enterprise Value / CY 2017E Adj EBITDA	10.5x	10.7x
Enterprise Value / CY 2018E Adj EBITDA	9.5x	9.4x
Share Price / CY 2017E Adj EPS	16.4x	17.0x
Share Price / CY 2018E Adj EPS	14.5x	14.1x

Integrated E&C Firms

Metric	Mean	Median

Enterprise Value / CY2017E EBITDA	8.4x	7.1x
Enterprise Value / CY2018E EBITDA	7.6x	6.7x
Share Price / CY 2017E Adj EPS	15.6x	14.6x
Share Price / CY 2018E Adj EPS	12.7x	13.0x

All Selected Companies Identified Above

Metric	Mean	Median

Enterprise Value / CY 2017E Adj EBITDA	9.3x	9.8x
Enterprise Value / CY 2018E Adj EBITDA	8.5x	9.2x
Share Price / CY 2017E Adj EPS	16.0x	17.0x
Share Price / CY 2018E Adj EPS	13.5x	14.1x

Taking into account the results of the selected companies analysis, Credit Suisse applied multiple ranges of (w) 8.5x to 10.0x to CH2M’s estimates of Jacobs’ adjusted EBITDA for the calendar year ending December 31, 2017, (x) 8.0x to 9.0x to CH2M’s estimates of Jacobs’ adjusted EBITDA for the calendar year ending December 31, 2018, (y) 16.0x to 18.0x to CH2M’s estimates of Jacobs’ adjusted net income for the calendar year ending December 31, 2017 and (z) 14.0x to 16.0x to CH2M’s estimates of Jacobs’ adjusted net income for the calendar year ending December 31, 2018. The selected companies analysis indicated implied valuation reference ranges of $49.53 to $57.54 per share of Jacobs Common Stock based on CH2M’s estimates of Jacobs’ adjusted EBITDA and $47.86 to $58.75 per share of Jacobs Common Stock based on CH2M’s estimates of Jacobs’ adjusted net income. Credit Suisse noted that the share price of Jacobs Common Stock was $52.72 (based on the closing price on July 31, 2017) and $53.43 (based on the closing price on July 19, 2017, the last trade date prior to published rumor regarding the Merger).

Discounted Cash Flow Analysis Regarding Jacobs

Credit Suisse also performed a discounted cash flow analysis with respect to Jacobs. Credit Suisse calculated the estimated net present value of the projected unlevered, after-tax free cash flows of Jacobs based on the Jacobs Public Forecasts. For purposes of the discounted cash flow analyses, Credit Suisse applied discount rates ranging from 9.0% to 11.5%, and terminal value multiples ranging from 7.5x to 9.0x to CH2M’s estimates of Jacobs’ fiscal year 2021 Adjusted EBITDA. The discounted cash flow analysis indicated an implied valuation reference range per share of Jacobs Common Stock of $46.02 to $56.64. Credit Suisse noted that the share price of Jacobs Common Stock was $52.72 (based on the closing price on July 31, 2017) and $53.43 (based on the closing price on July 19, 2017, the last trade date prior to published rumor regarding the Merger).

Other Matters

CH2M retained Credit Suisse as its financial advisor in connection with the proposed Merger based on Credit Suisse’s qualifications, experience and reputation as an internationally recognized investment banking and financial advisory firm. Credit Suisse will become entitled to receive a transaction fee, currently estimated to be approximately $13 million, based on the implied value of the proposed Merger, $1 million of which became payable upon the rendering of Credit Suisse’s opinion and the balance of which will become payable upon the closing of the Merger. In addition, CH2M has agreed to reimburse Credit Suisse for certain of its expenses and indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or related to its engagement.

Credit Suisse and its affiliates in the past may have provided, and in the future may provide, investment banking and other financial advice and services to CH2M, Jacobs and/or their respective affiliates for which advice and services Credit Suisse and its affiliates have received or would expect to receive compensation. Credit Suisse and its affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial advice and services to private equity firms with investments in CH2M and certain of its affiliates unrelated to the proposed Merger, for which services Credit Suisse and its affiliates have received, and expect to receive, compensation, including, among other things, having acted or acting (i) as financial advisor to private equity firms with investments in CH2M and certain of its portfolio companies in connection with certain sale and acquisition transactions, (ii) in various roles in connection with securities offerings of certain portfolio companies of private equity firms with investments in CH2M and (iii) as a lender in connection with credit facilities of certain portfolio companies of private equity firms with investments in CH2M. In addition, Credit Suisse and certain of its affiliates, and certain of its and their respective employees and certain investment funds affiliated or associated with us, may have invested in investment funds managed or advised by private equity firms with investments in CH2M. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial advice and services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of CH2M, Jacobs and any other company that may be involved in the Merger, as well as provide investment banking and other financial advice and services to such companies and their affiliates.

Certain Unaudited Financial and Operating Forecasts

From time to time, CH2M has prepared and provided public guidance as to its projected financial and operational results for the upcoming fiscal year or fiscal quarter in its press releases announcing its financial results for the immediately preceding month, quarter or year, as applicable. Other than such public guidance, CH2M does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results given the inherent unpredictability of CH2M’s business. However, CH2M’s management regularly prepares internal financial forecasts regarding CH2M’s future operations for subsequent fiscal years. In addition, in connection with CH2M’s evaluation of potential strategic alternatives, including, among other alternatives, the Merger, CH2M’s management prepared the Initial Plan, the Long-Term Plan and the Jacobs Public Forecasts. In addition, CH2M management reviewed and approved the Jacobs Synergy Estimates relating to the Cost Savings (for purposes of this section, the Initial Plan, the Long-Term Plan, the Jacobs Public Forecasts and the Cost Savings, collectively, the “Forecasts”). The Forecasts were provided to the CH2M board of directors and also were provided to CH2M’s financial advisors. At the direction of CH2M, CH2M’s financial advisors used and relied on the Forecasts for purposes of their respective financial analyses and opinions. See “The Merger—Opinions of CH2M’s Financial Advisors” beginning on page 153.

The Long-Term Plan was prepared on a different basis, for a different purpose and at a different time than CH2M’s public guidance as to its projected financial and operational results for the upcoming fiscal year or fiscal quarter and on a different basis, for a different purpose and at a different time than any other internal financial forecasts that CH2M’s management may have prepared for its own use or for the use of the CH2M board of directors in evaluating CH2M’s business. The Forecasts were prepared in connection with the CH2M board of directors’ evaluation of potential strategic alternatives for CH2M, including the Merger, and the Long-Term Plan does not, and was not intended to, correspond to CH2M’s public guidance as to its projected financial and operational results, and does not, and was not intended to, update or revise CH2M’s public guidance as to its projected financial and operational results. Further the Jacobs Public Forecasts were derived from publicly available Wall Street estimates and were not prepared by Jacobs’ management and therefore do not, and are not intended to, correspond to Jacobs’ public guidance as to its projected financial and operational results, and do not, and were not intended to, update or revise Jacobs’ public guidance as to its projected financial and operational results.

The inclusion of summaries of the Forecasts in this Proxy Statement/Prospectus should not be regarded as a representation of CH2M or Jacobs, or an indication that CH2M, Jacobs or their respective affiliates, advisors, or representatives considered, or now consider, any of the Forecasts to be necessarily predictive of actual future events or results, and the Forecasts should not be relied upon as such. In addition, the Forecasts (other than the Jacobs Synergy Estimates relating to the Cost Savings) were not prepared or reviewed in advance by Jacobs and in all cases should not be regarded as a representation of Jacobs, or an indication that Jacobs or its affiliates, advisors, or representatives considered, or now consider, any of the Forecasts to be necessarily predictive of actual future events or results, and the Forecasts should not be relied upon as such. The Forecasts are subjective in many respects and thus subject to interpretation. While presented with numerical specificity, the Forecasts summarized below reflect numerous estimates and assumptions with respect to industry performance and competition, general U.S. and global business, economic, regulatory, political, market and financial conditions, increased opportunity to pursue projects with the U.S. Department of Energy, the reasonable resolution of certain significant litigation detailed in CH2M’s public filings and other matters specific to the engineering and consulting industry, all of which are difficult to predict and in many cases beyond the control of CH2M or Jacobs. The Forecasts summarized below also reflect assumptions as to certain business decisions that are subject to change and do not reflect any changes in CH2M’s operations or strategy that may be implemented after the closing of the Merger or any costs or obligations incurred in connection with the Merger and the subsequent integration of the operations of CH2M and Jacobs. Further, the Forecasts were prepared as of a specific point in time and while the Forecasts summarized below were prepared in good faith by CH2M’s management based on information available at the time of preparation, no assurances can be made regarding subsequent or future events or that the assumptions made in preparing the Forecasts will necessarily reflect subsequent or future conditions. The Forecasts have not and, except as required by applicable law, will not be updated to reflect any changes in circumstances, assumptions or results of operations since their date of preparation and may not reflect the current views of the management of CH2M and/or Jacobs.

The financial information described below summarizes the Forecasts reviewed and approved by the CH2M board of directors. The forecasts comprising the Initial Plan were also provided to Jacobs and certain of Jacobs’ advisors, as well as to three other potential acquirors (Company A, Company B and Company C) that entered into confidentiality agreements in connection with exploring a potential transaction with CH2M.

Summary of CH2M Long-Term Plan

	CH2M Management Projections(1)
	2017E	2018E	2019E	2020E	2021E
Non-GAAP Revenue (Excl. Project Losses)(2)	$5,332	$5,571	$5,759	$5,918	$6,084
% Growth	3.1%	4.5%	3.4%	2.8%	2.8%
Non-GAAP -Adj. EBITDA(3)	$350	$390	$427	$462	$499
% of Revenue	6.6%	7.0%	7.4%	7.8%	8.2%
Effective Tax Rate	29.0%	29.0%	29.0%	29.0%	29.0%
Net Income	$176	$217	$262	$293	$320
% of Revenue	3.3%	3.9%	4.5%	5.0%	5.3%
Non-GAAP Cash Net Income(4)	$198	$220	$264	$296	$322
% of Revenue	3.7%	3.9%	4.6%	5.0%	5.3%
Diluted Shares	30.9	31.0	30.8	30.6	30.4
GAAP EPS	$5.68	$7.00	$8.49	$9.58	$10.51
% Growth	31.6%	23.3%	21.2%	12.9%	9.7%
Non-GAAP Cash EPS(4)	$6.39	$7.09	$8.58	$9.67	$10.60
% Growth	4.4%	11.0%	20.9%	12.7%	9.6%

Selected Cash Flow Items
Depreciation	$44	$46	$45	$45	$45
% of Revenue	0.8%	0.8%	0.8%	0.8%	0.7%
Amortization	$17	$4	$4	$4	$4
% of Revenue	0.3%	0.1%	0.1%	0.1%	0.1%
(Inc.)/Dec. in NWC	$19	$(13)	$(23)	$(27)	$(32)
% of Change in Revenue	11.8%	(5.4%)	(12.3%)	(17.0%)	(19.3%)
Capital Expenditures	$(30)	$(30)	$(30)	$(30)	$(30)
% of Revenue	0.6%	0.5%	0.5%	0.5%	0.5%
CH2M Estimates for Certain Potential Claims Costs, and Disputes	$158	$2	$2	$4	$2
Cash Pension Contributions	28	29	30	30	30
Share Repurchases	100	100	100	100	100

Note: U.S. Dollars in millions, except per share data.

(1)	Projections do not take into consideration deconsolidation from Chalk River Joint Venture.
(2)	Non-GAAP Revenue is a non-GAAP measure of revenue excluding certain possible contingent costs.
(3)	Non-GAAP Adj. EBITDA is a non-GAAP measure of EBITDA unburdened for project losses and restructuring costs.
(4)	Non-GAAP Cash Net Income / Non-GAAP Cash EPS are non-GAAP measures of Net Income / GAAP EPS unburdened by amortization of acquired intangibles and non-recurring items.

	CH2M Management Unlevered Free Cash Flow Projections(1)
	‘Q3-’Q4 2017E	2018E	2019E	2020E	2021E	Normalized(2)

Unlevered Free Cash Flow	$74	$271	$287	$251	$274	$296

Note: U.S. Dollars in millions.

(1)	Unlevered Free Cash Flow was derived by CH2M’s financial advisors for purposes of their respective discounted cash flow analyses from the Long-Term Plan provided by CH2M management.
(2)	Normalized year assumes change in working capital equal to 2021E and depreciation and amortization that is equal to capital expenditures.

CH2M’s management also provided the CH2M board of directors, as well as CH2M’s financial advisors, with the Jacobs Public Forecasts:

Summary of the Jacobs Public Forecasts

Wall Street Case for Jacobs

	Wall Street Estimates			CH2M Management Forecast Extrapolations
	Fiscal Year End September 30,
	2017E	2018E	2019E	2020E	2021E
Revenue	$10,018	$10,657	$11,102	$11,566	$12,048
% Growth	(8.6%)	6.4%	4.2%	4.2%	4.2%
Non-GAAP Adj. EBITDA (1)	$641	$714	$769	$801	$835
% of Revenue	6.4%	6.7%	6.9%	6.9%	6.9%
Effective Tax Rate	26.9%	31.1%	32.1%	32.1%	32.1%
Net Income	$395	$407	$441	$461	$483
% of Revenue	3.9%	3.8%	4.0%	4.0%	4.0%
Non-GAAP Cash Net Income (2)	$427	$438	$470	$489	$508
% of Revenue	4.3%	4.1%	4.2%	4.2%	4.2%
Diluted Shares	127.0	118.5	116.1	116.1	116.1
GAAP EPS	$3.11	$3.43	$3.80	$3.97	$4.15
% Growth	1.2%	10.5%	10.6%	4.6%	4.7%
Non-GAAP Cash EPS (2)	$3.36	$3.69	$4.05	$4.21	$4.38
% Growth	0.2%	9.8%	9.6%	4.0%	3.9%
Selected Cash Flow Items
Depreciation	$43	$67	$60	$66	$74
% of Revenue	0.4%	0.6%	0.5%	0.5%	0.6%
Amortization	$45	$45	$43	$41	$38
% of Revenue	0.4%	0.4%	0.4%	0.3%	0.3%
(Inc.) / Dec. in NWC	$191	($22)	($24)	($26)	($28)
% of Change in Revenue	(20.2%)	(3.4%)	(5.4%)	(5.6%)	(5.8%)
Capital Expenditures	($80)	($77)	($84)	($88)	($91)
% of Revenue	0.8%	0.7%	0.7%	0.7%	0.7%
Pension Contributions	($24)	($24)	($24)	($24)	($24)

Note: U.S. Dollars in millions, except per share data.

(1)	Non-GAAP Adj. EBITDA is a non-GAAP measure of EBITDA unburdened for certain restructuring costs.
(2)	Non-GAAP Cash Net Income / Non-GAAP Cash EPS are non-GAAP measures of Net Income / GAAP EPS unburdened by amortization of acquired intangibles and non-recurring items.

Summary of the Cost-Savings

CH2M’s management also provided the CH2M board of directors, as well as CH2M’s financial advisors, with the following estimates regarding the Cost Savings:

	Potential Cost Synergies Forecast

	2018E	2019E	2020E	2021E	2022E
Total Cost Savings(1) (2)	$75	$150	$150	$150	$150
Costs to Achieve Synergies	$113	$113	$—	$—	$—

Note: U.S. Dollars in millions.

(1)	Potential run-rate cost synergies of $150 million phased in $75 million in 2018 and $150 million thereafter.
(2)	Cost Savings based on the final estimated full run-rate of $150 million provided by Jacobs’ management, as reviewed and approved by CH2M’s management.

Since the Forecasts cover multiple years, the information by its nature becomes less predictive with each successive year. Stockholders are urged to review the risk factors with respect to CH2M’s business, as well as the risks and other factors described in “Risk Factors” beginning on page 25. The Forecasts should be read together with the historical financial statements of CH2M in “Selected Consolidated Historical Financial Information of CH2M” beginning on page 55 and Jacobs in “Selected Consolidated Historical Financial Information of Jacobs” beginning on page 53. None of the Forecasts were prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Forecasts do not purport to present financial information in accordance with U.S. generally accepted accounting principles, and CH2M’s and Jacobs’ registered public accounting firms have not examined, compiled or otherwise applied or performed any procedures with respect to the Forecasts, nor has either such firm expressed any opinion or given any form of assurance with respect to such information or the reasonableness or achievability of the Forecasts, and accordingly such registered public accounting firms assumes no responsibility for the Forecasts.

None of CH2M or Jacobs nor any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or to any other person regarding the ultimate performance of CH2M or Jacobs compared to the information contained in the Forecasts or that forecasted results will be achieved, and except as may be required by applicable law, none of CH2M, Jacobs nor their respective affiliates, officers or directors intend to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date such Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasts are not realized.

READERS OF THIS DOCUMENT ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE FORECASTS.

Interests of CH2M’s Directors and Officers in the Merger

In considering the recommendation of the CH2M board of directors that CH2M stockholders vote to approve the CH2M Merger Proposal, CH2M stockholders should be aware that CH2M’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of CH2M’s stockholders generally. The members of the CH2M board of directors were aware of the different or additional interests and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, and in recommending to the stockholders of CH2M that the CH2M Merger Proposal be approved. See “The Merger—CH2M’s Reasons for the Merger; Recommendation of the CH2M Board of Directors” beginning on page 150. CH2M’s stockholders should take these interests into account in deciding whether to vote “FOR” the CH2M Merger Proposal. These interests are described in more detail below, and certain of them are quantified in the narrative and the table below.

Treatment of CH2M Common Stock

As of the date of this Proxy Statement/Prospectus, CH2M’s directors and executive officers hold in the aggregate 482,696 shares of CH2M Common Stock on a fully-diluted basis. This includes shares held under the CH2M 401(k) Plan or credited to accounts under the DCP and the SERRP. No CH2M director or executive officer holds shares of CH2M Common Stock under the ISVEU. Under the Merger Agreement, each share of CH2M Common Stock issued and outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive, at the election of the holder thereof in accordance with, and subject to, the terms, conditions and procedures set forth in the Merger Agreement, in each case without interest, the following Merger Consideration, (i) the Mixed Election Consideration, (ii) the Cash Election Consideration or (iii) the Stock Election Consideration. Elections with respect to the form of Merger Consideration will be subject to proration, such that the overall consideration to be paid by Jacobs in connection with the Merger will be 60% in the form of cash and 40% in the form of shares of Jacobs Common Stock. The administrator of the DCP and the SERRP will make elections in respect of shares of CH2M Common Stock credited to accounts under such plans. We estimate that the aggregate amount that would be payable, or credited, to CH2M’s non-employee directors and executive officers for their CH2M Common Stock assuming that the Merger were completed on August 22, 2017 is $42,525,864, assuming each individual, and the DCP and the SERRP administrator, elected the Cash Election Consideration.

Treatment of CH2M Stock Options and Other CH2M Equity-Based Awards

Under the Merger Agreement, the equity-based awards held by CH2M’s directors and executive officers as of the Effective Time will be treated as follows:

Acceleration of CH2M Equity Awards. As of immediately prior to the Effective Time, the vesting, and if applicable, exercisability of each CH2M Accelerated Equity Award will accelerate with respect to 100% of the shares underlying such awards (treating for this purpose any performance-based vesting condition as having been attained at “target”) and all restrictions on such awards will lapse. Each such CH2M Accelerated Equity Award (other than the CH2M Restricted Shares) will be cancelled in exchange for the Accelerated Equity Award Payment. Each Accelerated Equity Award Payment will be made within 10 days after the Effective Time. Each CH2M Restricted Share will be treated as described above in the section above entitled “The Merger—Treatment of CH2M Equity Awards” beginning on page 134.

Treatment of Assumed Restricted Stock Units Held by Continuing Employees. Each Assumed Restricted Stock Unit (meaning, those granted after February 28, 2017) under CH2M’s Amended and Restated Long-Term Incentive Plan (the “LTIP”) that is held by a Continuing Employee will be converted at the Effective Time into a Jacobs restricted stock unit on the same terms and conditions as under the LTIP and the award agreement evidencing such Assumed Restricted Stock Unit (including applicable vesting requirements and subject to accelerated vesting provided to the holder thereof upon a qualifying termination under current CH2M arrangements or agreements). The number of shares underlying the Jacobs restricted stock unit will be determined by multiplying the number of CH2M shares subject to the Assumed Restricted Stock Unit immediately prior to the Effective Time by the Assumed Equity Award Exchange Ratio (rounded to the nearest whole share).

Treatment of Assumed Performance Stock Units Held by Continuing Employees. Each Assumed Performance Stock Unit (meaning, those granted after February 28, 2017) under the LTIP that is held by a Continuing Employee, will be converted at the Effective Time into a Jacobs restricted stock unit in accordance with the terms of the LTIP and award agreement evidencing such Assumed Performance Stock Unit (with vesting to occur in substantially equal installments on each of the three anniversaries of the original date of grant of the related Assumed Performance Stock Unit, subject to accelerated vesting provided to the holder thereof upon a qualifying termination under current CH2M arrangements or agreements) in respect of the number of shares of Jacobs Common Stock that is equal to (i) the number of CH2M shares that would have vested at the end of the performance period if target performance had been achieved immediately prior to the Effective Time, multiplied by (ii) the Assumed Equity Award Exchange Ratio (rounded to the nearest whole share).

As of August 22, 2017, CH2M’s non-employee directors hold CH2M Accelerated Equity Awards covering, or otherwise linked to, an aggregate of 9,076 shares of CH2M Common Stock (comprised solely of CH2M Restricted Stock) and CH2M’s executive officers, including its named executive officers, hold CH2M Accelerated Equity Awards covering, or otherwise linked to, an aggregate of 389,691 shares of CH2M Common Stock and 207,579 Assumed Restricted Stock Units and Assumed Performance Stock Units. No non-employee director holds any Assumed Restricted Stock Units or Assumed Performance Stock Units. For an estimate of the amounts that would be payable to each of CH2M’s named executive officers on settlement of their Accelerated Equity Awards, Assumed Restricted Stock Units and Assumed Performance Stock Units, see “The Merger—Interests of CH2M’s Directors and Officers in the Merger—Quantification of Payments and Benefits to CH2M’s Named Executive Officers” beginning on page 179. The estimated aggregate amount that would be payable to CH2M’s executive officers, including the named executive officers, in settlement of their CH2M Accelerated Equity Awards is $13,780,438, and $18,283,558 for their Assumed Restricted Stock Units and Assumed Performance Stock Units if the Merger were completed on August 22, 2017 and they were to experience a qualifying termination immediately following such date. We estimate that the aggregate amount that would be payable to CH2M’s non-employee directors in settlement of their Accelerated Equity Awards is $799,414 (comprised solely of CH2M Restricted Stock), assuming that the Merger were completed on August 22, 2017. The amounts above are determined using a per share price of CH2M Common Stock of $88.08 and the other assumptions in footnote 2 of the table under the section entitled “The Merger—Interests of CH2M’s Directors and Officers in the Merger—Quantification of Payments and Benefits to CH2M’s Named Executive Officers” beginning on page 179.

Change of Control Agreements

Each of CH2M’s executive officers has entered into a change of control agreement with CH2M (the “CoC Agreements”). Under the CoC Agreements, CH2M will provide certain benefits in the event of a qualifying termination of employment (i.e., the termination of the executive’s employment by CH2M other than for “cause” or by the executive for “good reason,” each as defined in the CoC Agreements) that occurs within the 24-month period commencing upon a “change of control.” The Merger would constitute a “change of control” under the CoC Agreements.

Under the CoC Agreements, if the executive experiences a qualifying termination within 24 months after a change of control, the executive is entitled to receive the following payments and benefits:

•	lump-sum cash payment in an amount equal to the sum of (i) 2.99 times the executive’s highest annual base salary in effect during the 12-month period immediately preceding the termination date and (ii) 2.99 times the executive’s target annual bonus assuming achievement of performance goals at target at the rate in effect immediately prior to the termination date;

•	lump-sum cash payment of the executive’s annual bonus for the fiscal year immediately preceding the termination date (but only to the extent not yet paid prior to the termination date), as determined by the CH2M board of directors on or before the termination date, or if no determination has been made, the executive’s target annual bonus assuming achievement of performance goals at target at the rate in effect immediately prior to the termination date;

•	as applicable, (i) pro rata payment of the executive’s bonus payouts under the LTIP for the open bonus periods that include the termination date year and (ii) the executive’s bonus payouts under the LTIP for the period that ends in the fiscal year immediately preceding the termination date (but only to the extent such bonus payouts have not been paid);

•	accelerated vesting of account balances in all retirement and deferred compensation plans;

•	an amount in cash equal to all CH2M retirement plan contributions that would have been made by CH2M during the entire change of control period (i.e., 24 months), assuming CH2M paid the contributions at rates comparable to those in the two years preceding the termination date;

•	continuation of health benefits for a period equal to the period the executive would be entitled to continuation coverage under a group health plan of CH2M following the date of termination, but only until executive attains 65 years of age; provided that, if the executive cannot continue to participate in CH2M’s plans, CH2M will otherwise provide such benefits on the same after-tax basis as if continued participation had been permitted;

•	continuation of the same level of accident, disability, life insurance and any other similar welfare benefits through the end of the last day of the second taxable year following the date of termination; and

•	accelerated vesting of all outstanding equity awards.

The foregoing payments and benefits are subject to the executive’s execution of a release of claims against CH2M (or its successor) and its affiliates that becomes effective and irrevocable within 60 days, or such shorter period of time specified by CH2M, following such executive’s qualifying termination. Any severance payable under the CoC Agreements will be reduced by any other severance benefits, pay in lieu of notice, or other similar benefits payable to the executives, including under any employment agreement with CH2M.

For an estimate of the value of the payments and benefits described above under the CoC Agreements that would be payable to each of CH2M’s named executive officers, see “The Merger—Interests of CH2M’s Directors and Officers in the Merger—Quantification of Payments and Benefits to CH2M’s Named Executive Officers” beginning on page 179. The estimated aggregate severance amount that would be payable to CH2M’s executive officers, including its named executive officers, as a group under the CoC Agreements if the Merger were completed and they were to experience a qualifying termination on August 22, 2017 is $30,633,466 salary severance, $4,584,693 bonus severance, $9,947,804 LTIP severance, $6,545,648 retirement and deferred compensation plan severance and $798,014 continued health premiums and welfare premiums. The amounts of the CH2M equity awards that would be accelerated in connection with such qualifying termination are disclosed above. The amounts above are determined using the assumptions in footnote 2 of the table under the section entitled “The Merger—Interests of CH2M’s Directors and Officers in the Merger—Quantification of Payments and Benefits to CH2M’s Named Executive Officers” beginning on page 179.

Bonus Plans

AIP Bonuses. Under the Merger Agreement, Jacobs will, or will cause one of its affiliates, to pay, to the extent not already paid prior to the Effective Time, bonuses to (i) employees of CH2M, including its executive officers, as of immediately prior to the closing who are participants in CH2M’s Annual Incentive Plan (the “AIP”) in respect of calendar year 2017 (the “2017 AIP Bonuses”). The 2017 AIP Bonuses will be payable in two installments. The first installment will equal up to 75% of the target 2017 AIP to be paid based on actual performance for the period beginning January 1, 2017 and ending September 30, 2017 following the Effective Time. The second installment will be an amount equal to the difference, if any, between (A) the actual 2017 AIP Bonus amount earned by the employee under the AIP for the full performance period based on actual performance and (B) the amount of the first installment paid to such employee, with such second installment payable at the time that the 2017 AIP Bonuses would normally be paid by CH2M (but no later than March 15, 2018). These payments will be subject to each employee’s continued employment through the date of payment, provided, that if any employee’s employment is terminated by Jacobs or any of its affiliates without cause following the Effective Time but prior to payment of the 2017 AIP Bonus, such employee will continue to be eligible to receive the 2017 AIP Bonus based on actual performance, payable at the same time the bonuses are paid to other employees.

LTIP Bonuses. Under the terms of the LTIP for the performance periods ending December 31, 2017 and December 31, 2018, if the Merger is consummated, each plan participant, including CH2M’s executive officers, that remains employed at the Effective Time will be paid his or her full LTIP award at target in cash for those performance periods. Such payments will be made within 10 days after the Effective Time.

For an estimate of the value of the potential bonus payments for 2017 that may be payable to each of CH2M’s named executive officers, see “The Merger—Interests of CH2M’s Directors and Officers in the Merger—Quantification of Payments and Benefits to CH2M’s Named Executive Officers” beginning on page 179. The estimated aggregate amount of the potential bonus payments for 2017 under the AIP and the LTIP for the performance periods ending December 31, 2017 and December 31, 2018 that may be payable to CH2M’s executive officers, including its named executive officers, as a group if the Merger were completed on August 22, 2017 is $13,386,324.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, CH2M’s directors and executive officers will be entitled to certain ongoing indemnification, advancement of expenses and coverage under directors’ and officers’ liability insurance policies from the surviving corporation. Such indemnification, advancement of expenses and insurance coverage is further described in the section entitled “The Merger Agreement—Director and Officer Indemnification and Insurance” beginning on page 213.

Quantification of Payments and Benefits to CH2M’s Named Executive Officers

In accordance with Item 402(t) of Regulation S-K, the table below sets forth the amount of payments and benefits that each of CH2M’s named executive officers would receive in connection with the Merger, assuming that the transaction were consummated and each such named executive officer experienced a qualifying termination on August 22, 2017. The amounts below are determined using a per share price of CH2M Common Stock of $88.08. The value of $88.08 per share represents the Cash Election Consideration, and is used in these calculations since it is unknown what the precise per share value of the Assumed Equity Award Payment will be, given that it is partially dependent on the Jacobs Common Stock VWAP. VWAP is further described in “The Merger—Treatment of CH2M Equity Awards” beginning on page 134. As a result of the foregoing assumptions, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Jacqueline C. Hinman	14,963,573	9,830,663	1,192,898	81,640	26,068,774
Gary L. McArthur	5,672,825	4,501,204	337,581	95,549	10,607,159
Thomas M. McCoy	4,386,178	2,267,295	20,343	48,798	6,722,614
Gregory T. McIntyre	4,609,747	2,426,982	279,019	95,268	7,411,016
Matthew Sutton	2,977,725	1,532,549	89,729	94,837	4,694,840

(1)	Under the “double trigger” arrangement in the CoC Agreements, cash severance would be payable in a lump sum upon a named executive officer’s qualifying termination within 24 months after a change of control, as described above in “The Merger—Interests of CH2M’s Directors and Officers in the Merger—Change of Control Agreements” beginning on page 179. In such an event, each named executive officer would be entitled to receive a cash payment equal to the sum of the following:

•	2.99 times the sum of (i) the named executive officer’s annual base salary and (ii) the named executive officer’s target annual bonus assuming achievement of performance goals at target at the rate in effect immediately prior to the termination date;

•	the named executive officer’s target AIP bonus assuming achievement of performance goals at target at the rate in effect immediately prior to the termination date; and

•	an amount in cash equal to all retirement plan contributions that would have been made by CH2M during the entire change of control period (i.e., 24 months), assuming CH2M paid the contributions at rates comparable to those in the two years preceding the termination date.

Additionally, the LTIP for the performance periods ending December 31, 2017 and December 31, 2018 provides for “single trigger” acceleration, such that if CH2M undergoes a change of control, each named executive officer will be paid their full award at target in cash at the Effective Time.

The following table quantifies each separate form of cash compensation included in the aggregate total reported in the column:

Name	Base Salary and Bonus Severance ($)	AIP Bonus at 100% of Target ($)	LTIP Awards ($)	Retirement Plan Contributions ($)
Jacqueline C. Hinman	7,175,971	1,399,994	4,869,989	1,517,619
Gary L. McArthur	3,408,600	540,000	1,298,000	426,225
Thomas M. McCoy	2,798,618	415,997	764,997	406,566
Gregory T. McIntyre	3,042,303	467,497	721,500	378,447
Matthew Sutton	2,152,800	270,000	292,500	262,425

(2)	Pursuant to the Merger Agreement, each named executive officer is entitled to “single trigger” accelerated vesting for any unvested CH2M Accelerated Equity Awards immediately prior to the Effective Time. In addition, under the “double trigger” provisions in the CoC Agreements, each named executive officer would be entitled to accelerated vesting of their Assumed Restricted Stock Units and Assumed Performance Stock Units upon a qualifying termination as described in footnote (1) above.

The column quantifies the value of the unvested CH2M stock options, CH2M restricted stock units, CH2M Restricted Shares and CH2M performance stock units held by the named executive officers. The value of the unvested and accelerated stock options is the difference between the value of $88.08 per share and the exercise price of the stock option, multiplied by the number of unvested shares as of August 22, 2017, consistent with the methodology applied under SEC Regulation M-A Item 1011(b) and Regulation S-K Item 402(t)(2). The value of the unvested and accelerated CH2M restricted stock units, CH2M Restricted Shares and CH2M performance stock units is $88.08 per share multiplied by the number of unvested shares as of August 22, 2017. The amounts in this column for the unvested and accelerated CH2M equity awards do not reflect any taxes payable by the named executive officers.

The following table quantifies each separate form of equity award acceleration included in the aggregate total reported in the column:

Name	CH2M Accelerated Equity Awards				Assumed Restricted Stock Units ($)	Assumed Performance Stock Units ($)
	CH2M Stock Options ($)	CH2M Restricted Stock Units ($)	CH2M Performance Stock Units ($)	CH2M Restricted Shares ($)
Jacqueline C. Hinman	1,384,936	0	0	922,286	1,880,860	5,642,581
Gary L. McArthur	1,172,747	0	0	619,907	677,159	2,031,389
Thomas M. McCoy	525,690	0	0	274,545	366,765	1,100,295
Gregory T. McIntyre	482,176	0	0	289,607	413,800	1,241,400
Matthew Sutton	275,911	0	0	367,822	222,226	666,589

(3)	Under the “double trigger” arrangement in the CoC Agreements, upon a qualifying termination as described in footnote (1) above, a named executive officer will be entitled to accelerated vesting of all benefits or balances under any deferred compensation plans (and if full vesting of these amounts would violate applicable provisions of the relevant plan or the Code (as defined below), the named executive officer will be paid in cash, at the same time as the cash severance described in footnote (1) above, an amount equal to the amount forfeited in such plan). All vested amounts are paid in accordance with the applicable plan document. The DCP and SERRP each provide that if plan participants experience a separation from service within two years after a change of control, they will be fully vested in their account balances and receive a lump sum payment of such balances as soon as practical after their termination of employment. However, if an executive is of normal retirement age under the plan (e.g., 65 years of age or older), then the executive will be deemed to have retired under the SERRP and will not receive lump sum distributions, but instead will receive distributions in accordance with the SERRP.

The following table quantifies the accelerated vesting of CH2M’s contributions to the DCP and SERRP included in the aggregate total reported in the column:

Name	DCP ($)	SERRP ($)
Jacqueline C. Hinman	58,256	1,184,642
Gary L. McArthur	26,954	310,627
Thomas M. McCoy	20,343	0
Gregory T. McIntyre	21,806	257,213
Matthew Sutton	14,615	75,114

(4)	Under the “double trigger” arrangement in the CoC Agreements, upon a qualifying termination as described in footnote (1) above, each named executive officer is entitled to receive CH2M-paid continuation of (i) medical and dental benefits in accordance with the terms of the applicable CH2M group health plans for an 18-month period, and (ii) continuation of the same level of accident, disability, life insurance and any other similar welfare benefits through the end of the last day of the second taxable year following the date of termination.

The following table quantifies the value of the health and welfare benefits included in the aggregate total reported in the column:

Name	Health Benefits ($)	Welfare Benefits ($)
Jacqueline C. Hinman	15,086	66,554
Gary L. McArthur	39,801	55,748
Thomas M. McCoy	39,801	8,997
Gregory T. McIntyre	37,182	58,086
Matthew Sutton	39,801	55,036

Appointment of CH2M Director to Jacobs’ Board of Directors

Prior to the Merger, Jacobs will take all actions reasonably necessary to expand the number of members of the Jacobs board of directors by one, and, effective as of immediately following the Effective Time, Jacobs will appoint one (1) director from the CH2M board of directors who qualifies as an “independent director” under applicable NYSE rules to the Jacobs board of directors, to serve in such capacity until his or her successor is duly elected or appointed and qualified in accordance with applicable law.

Interests of Named Experts and Counsel

None of Fried Frank, Latham, KPMG or E&Y has had or is to receive in connection with the offering, a substantial interest, direct or indirect, in Jacobs or any of its subsidiaries or was connected with Jacobs or any of its or subsidiaries as a promoter, managing underwriter, voting trustee, director, officer, or employee prior to the Merger.

Executive Officers and Board of Directors of Jacobs after the Merger

Jacobs’ board of directors currently consists of the following ten (10) directors:

•	Steven J. Demetriou

•	Linda Fayne Levinson

•	Joseph R. Bronson

•	Juan José Suárez Coppel

•	Robert C. Davidson, Jr.

•	Ralph E. Eberhart

•	Dawne S. Hickton

•	Robert A. McNamara

•	Peter J. Robertson

•	Christopher M.T. Thompson

Prior to the closing of the Merger, Jacobs will take all actions necessary such that, effective as of the Effective Time, the number of directors constituting the board of directors of Jacobs will be increased by one and that such vacancy shall be filled by one director from the board of directors of CH2M who qualifies as an “independent director” under applicable NYSE rules. The current executive officers of Jacobs are expected to remain unchanged.

Information about the current Jacobs directors and executive officers can be found in the documents listed under the heading “Where You Can Find More Information” beginning on page 237.

Regulatory Approvals Required for the Merger

United States Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), certain transactions, including the Merger, cannot be consummated until notifications have been given to the Antitrust Division of the U.S. Department of Justice (“Antitrust Division”) and the Federal Trade Commission (“FTC”) and all applicable waiting periods have expired or been terminated. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification, unless that waiting period is terminated early. If the FTC or Antitrust Division issues a Request for Additional Information and Documentary Material (“Second Request”) prior to the expiration of the initial waiting period, the parties must observe a second 30-calendar-day waiting period, which would begin to run only after both parties have substantially complied with the Second Request (or longer if the parties so agree). On August 15, 2017, Jacobs and CH2M filed the required notifications with the Antitrust Division and the FTC. Jacobs voluntarily withdrew its HSR Act notification effective Thursday, September 14, 2017, and re-filed it on Monday, September 18, 2017 in order to restart the initial 30-day HSR Act waiting period to provide the Antitrust Division and the FTC additional time to conduct their review. The 30-day HSR Act waiting period will expire at 11:59 p.m. on October 18, 2017, unless terminated or extended. The Antitrust Division and the FTC may terminate the applicable waiting period at any time before its expiration.

At any time before or after the consummation of the Merger, the Antitrust Division or the FTC could take action under the antitrust laws, including, without limitation, seeking to enjoin the consummation of the Merger, seeking a rescission or other unwinding of the combination, or permitting completion subject to regulatory concessions or conditions. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interests, including without limitation, seeking to enjoin the completion of the Merger. Private parties may also seek to take legal action under the antitrust laws under some circumstances. Jacobs and CH2M believe the Merger can be effected in compliance with all applicable antitrust laws and expect to obtain all required regulatory clearances. However, we cannot assure you that these clearances will be obtained or that the granting of these regulatory clearances will not involve the imposition of additional conditions on the completion of the Merger, including the requirement to divest assets, or require changes to the terms of the Merger Agreement. These conditions or changes could result in the conditions to the Merger not being satisfied.

Other Regulatory Approvals

Under Council Regulation (EC) No. 139/2004 of 20 January 2004 on the Control of Concentrations Between Undertakings, as amended (the “EUMR”), certain transactions, including the Merger, may not be completed unless statutory review periods have expired or been terminated. The EUMR provides that Jacobs must file a formal pre-merger notification with the European Commission. A transaction notifiable under the EUMR may not be completed until the expiration of a 25-working-day review period following Jacobs’ filing of its notification. If the European Commission opens an in-depth Phase II investigation prior to the expiration of the initial review period, the parties must undergo a second 90-working-day review period, which can be extended to 125 working days in certain circumstances. Jacobs anticipates filing its EUMR notification form promptly.

Under the Canadian Competition Act (“Competition Act”), the Merger cannot be consummated until one of the following have occurred: (a) the issuance of an advance ruling certificate (“ARC”) as defined in section 102 of the Competition Act; (b) Jacobs and CH2M have given the notice required under section 114 of the Competition Act with respect to the Merger, and the applicable waiting period under section 123 of the Competition Act has expired or has been terminated in accordance with the Competition Act; or (c) the obligation to give the requisite notice has been waived pursuant to paragraph 113(c) of the Competition Act. In the case of clause (b) or (c), Jacobs shall have been advised in writing by the Commissioner of Competition (“Commissioner”) that he or she does not, at such time, intend to make an application under section 92 of the Competition Act in respect of the Merger (“no action letter”). The waiting period under section 114 of the Competition Act will expire 30 days after the Competition Bureau has received the prescribed information pursuant to section 114 (1) of the Competition Act unless, before that time, the Commissioner shortens that period by issuing an ARC or issuing a no action letter. The Commissioner may also extend that time by issuing a supplemental information request that is relevant to the assessment of the proposed transaction. If such a request is made, the waiting period would be extended until 30 days after the parties have provided the supplemental information requested. Except in the case of the issuance of an ARC and where the proposed merger has closed within one year of the issuance of the ARC, the expiry or termination of the time period set forth in section 114 of the Competition Act (including the issuance of a no action letter) does not preclude the Commissioner from challenging the Merger before the Competition Tribunal in Canada for a period of one year from the closing of the Merger. On September 5, 2017, Jacobs submitted a request for an ARC under the Competition Act.

While Jacobs and CH2M expect to obtain all required regulatory clearances, we cannot assure you that these clearances will be obtained or that the granting of these regulatory clearances will not involve the imposition of additional conditions on the completion of the Merger, including the requirement to divest assets, or require changes to the terms of the Merger Agreement. These conditions or changes could result in the conditions to the Merger not being satisfied.

CH2M Stockholder Appraisal Rights

If the Merger is consummated, holders of shares of CH2M Common Stock or CH2M Preferred Stock are entitled to appraisal rights in connection with the Merger under Section 262 (“Section 262”) of the General Corporation Law of the State of Delaware (the “DGCL”), provided they comply with the conditions established by Section 262.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 which is attached to this Proxy Statement/Prospectus as Annex F. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262.

Under Section 262, record holders of CH2M Common Stock or CH2M Preferred Stock who make the demand described below with respect to such shares, do not vote in favor of adoption of the Merger Agreement,

continuously hold such shares through the Effective Time, and otherwise comply with the statutory requirements of Section 262 will be entitled to an appraisal of their shares of CH2M Common Stock or CH2M Preferred Stock and to receive payment for the fair value of their shares of CH2M Common Stock or CH2M Preferred Stock as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be fair value. The “fair value” of shares of CH2M Common Stock and CH2M Preferred Stock as determined by the Delaware Court of Chancery may be more than, less than, or equal to the Merger Consideration per share that holders are otherwise entitled to receive under the terms of the Merger Agreement. Stockholders should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Merger, is not an opinion as to, and does not otherwise address “fair value” under Section 262 of the DGCL. All references in this summary of appraisal rights to a “stockholder” or “holders of shares of CH2M Common Stock or CH2M Preferred Stock” are to the record holder or holders of such shares.

Under Section 262, when a merger agreement is to be submitted for adoption at a meeting of stockholders, not less than twenty (20) days before the meeting to vote on the transaction a constituent corporation submitting the matter to a vote of stockholders must notify the stockholders who were stockholders on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to Section 262 that appraisal rights are available. A copy of Section 262 must be included with such notice. This Proxy Statement/Prospectus constitutes CH2M’s notice to its stockholders that appraisal rights are available in connection with the Merger and the full text of Section 262 is attached to this Proxy Statement/Prospectus as Annex F, in compliance with the requirements of Section 262. Holders of shares of CH2M Common Stock or CH2M Preferred Stock who wish to exercise such appraisal rights should carefully review the text of Section 262 contained in Annex F. Failure to comply timely and properly with the requirements of Section 262 will result in the loss of appraisal rights under the DGCL.

Holders of shares of CH2M Common Stock or CH2M Preferred Stock who wish to exercise their appraisal rights of their shares must deliver to CH2M a written demand for appraisal of the holder’s shares of CH2M Common Stock before the vote is taken to approve the CH2M Merger Proposal. The demand must reasonably inform CH2M of the identity of the holder of record of shares of CH2M Common Stock or CH2M Preferred Stock who intends to demand appraisal of his, her or its shares of CH2M Common Stock or CH2M Preferred Stock. A CH2M stockholder seeking appraisal of his or her shares may not vote in favor of the CH2M Merger Proposal. In addition, a holder of shares of CH2M Common Stock or CH2M Preferred Stock wishing to exercise appraisal rights must hold of record the shares of CH2M Common Stock or CH2M Preferred Stock on the date the written demand for appraisal is made and must continue to hold such shares of CH2M Common Stock or CH2M Preferred Stock of record through the Effective Time.

A proxy that is submitted and does not contain voting instructions will, unless properly revoked, be voted in favor of the CH2M Merger Proposal, and it will constitute a waiver of the CH2M stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a CH2M stockholder who submits a proxy and who wishes to exercise appraisal rights must either submit a proxy containing instructions to vote against the CH2M Merger Proposal or abstain from voting on the CH2M Merger Proposal. Voting against or failing to vote on the CH2M Merger Proposal by itself does not constitute a demand for appraisal within the meaning of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the CH2M Merger Proposal.

All demands for appraisal should be addressed to CH2M’s General Counsel, 9191 South Jamaica Street, Englewood, Colorado, 80112, and must be delivered before the vote is taken to approve the CH2M Merger Proposal at the CH2M Special Meeting. A stockholder’s failure to deliver the written demand to CH2M prior to the taking of the vote on the CH2M Merger Proposal at the CH2M Special Meeting will constitute a waiver of appraisal rights.

Only a holder of record of shares of CH2M Common Stock or CH2M Preferred Stock is entitled to demand an appraisal of the shares registered in that holder’s name. Accordingly, to be effective, a demand for appraisal by a stockholder of CH2M Common Stock or CH2M Preferred Stock must be made by, or on behalf of, the record stockholder. A person having a beneficial interest in shares of CH2M Common Stock or CH2M Preferred Stock that are held of record in the name of another person, such as a broker, fiduciary, bank or other nominee, must act promptly to cause the record holder to follow the steps summarized herein properly and in a timely manner to perfect appraisal rights. If shares of CH2M Common Stock or CH2M Preferred Stock are owned or record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian), bank or other nominee, such demand must be executed by or for the record owner. If a stockholder holds shares of CH2M Common Stock or CH2M Preferred Stock through a broker or bank who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder. If a CH2M stockholder holds shares of CH2M Common Stock or CH2M Preferred Stock through a broker, bank or other nominee and wishes to exercise appraisal rights, such stockholder should consult with his, her or its broker, bank or other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

If shares of CH2M Common Stock or CH2M Preferred Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal must be made in that capacity. If the shares of CH2M Common Stock or CH2M Preferred Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, bank or other nominee, who holds shares of CH2M Common Stock or CH2M Preferred Stock as a nominee for others, may exercise his or her right of appraisal with respect to the shares of CH2M Common Stock or CH2M Preferred Stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of CH2M Common Stock or CH2M Preferred Stock as to which appraisal is sought. Where no number of shares of CH2M Common Stock or CH2M Preferred Stock is expressly mentioned, the demand will be presumed to cover all shares of CH2M Common Stock and CH2M Preferred Stock held in the name of the record owner.

Within ten (10) days after the Effective Time, the surviving corporation in the Merger must give written notice of the Effective Time to each stockholder of CH2M who has demanded appraisal in accordance with Section 262 and who did not vote in favor of the proposal to adopt the Merger Agreement.

Within 120 days after the Effective Time, but not thereafter, either the surviving corporation or any stockholder who has complied with the requirements of Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of CH2M Common Stock and CH2M Preferred Stock held by all dissenting stockholders. Upon the filing of the petition by a stockholder, service of a copy of such petition shall be made upon the surviving corporation. The surviving corporation has no obligation to file such petition and has no present intention to file a petition and holders should not assume that the surviving corporation will file a petition. In the event that the surviving corporation does not file such petition, it is the obligation of the holders of CH2M Common Stock and CH2M Preferred Stock to initiate all necessary action to perfect their appraisal rights with respect to shares of CH2M Common Stock and CH2M Preferred Stock within the time prescribed in Section 262. In addition, within 120 days after the Effective Time, any stockholder who has theretofore complied with the applicable provisions of Section 262 will be entitled to receive from the surviving corporation, upon written request, a statement setting forth the aggregate number of shares of CH2M Common Stock and CH2M Preferred Stock not voted in favor of the Merger Agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. A person who is the beneficial owner of shares of CH2M Common Stock or CH2M Preferred Stock held either in a voting trust or by a nominee on behalf of such person and for which appraisal has been properly demanded may, in such person’s own name, file a petition for appraisal or request from the surviving corporation such statement. The statement must be mailed within ten (10) days after such written request has been received by the surviving corporation.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, then the surviving corporation will be obligated, within twenty days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of CH2M Common Stock or CH2M Preferred Stock and with whom agreements as to the value of their shares of CH2M Common Stock or CH2M Preferred Stock have not been reached. If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights. The Delaware Court of Chancery may require stockholders who have demanded an appraisal for their shares of CH2M Common Stock or CH2M Preferred Stock, and who hold shares represented by certificates, to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares of CH2M Common Stock and CH2M Preferred Stock, the Delaware Court of Chancery will appraise the shares of CH2M Common Stock, determining their fair value as of the Effective Time after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value by the surviving corporation to the stockholders entitled thereto. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, and except as provided in the following sentence, interest from the Effective Time through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the appraisal proceeding, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the preceding sentence only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of shares as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

Neither CH2M nor Jacobs anticipates offering more than the Merger Consideration provided for in the Merger Agreement to any CH2M stockholder exercising appraisal rights and they reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of CH2M Common Stock or CH2M Preferred Stock is less than the per share Merger Consideration. In determining “fair value,” the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., 457 A.2d 701 (Del. 1983), the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., 634 A.2d 345 (Del. 1993), the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and imposed upon the surviving corporation and the CH2M stockholders participating in the appraisal proceeding by the Delaware Court of Chancery, as it deems equitable in the circumstances. Each dissenting stockholder is responsible for his or her attorneys and expert witness expenses, although upon the application of a dissenting stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, to be charged pro rata against the value of all shares of CH2M Common Stock and CH2M Preferred Stock entitled to appraisal. Any CH2M stockholder who demanded appraisal rights will not, after the Effective Time, be entitled to vote shares of CH2M Common Stock and CH2M Preferred Stock subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares of CH2M Common Stock and CH2M Preferred Stock, other than with respect to payment as of a record date prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such demand for appraisal only with the consent of the surviving corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of shares of CH2M stock will be entitled to receive the Merger Consideration. Inasmuch as the surviving corporation has no obligation to file such a petition, and has no present intention to do so, any holder of shares of CH2M stock who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the surviving corporation a written withdrawal of his or her demand for appraisal and acceptance of the Merger Consideration, except (i) that any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the surviving corporation and (ii) that no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just, provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days.

Failure to comply strictly with all of the procedures set forth in Section 262 will result in the loss of a stockholder’s statutory appraisal rights.

Accounting Treatment of the Merger

Each of Jacobs and CH2M prepares its financial statements in accordance with GAAP. The Merger will be accounted for using the acquisition method of accounting with Jacobs treated as the acquiror of CH2M for accounting purposes. This means that Jacobs will allocate the purchase price to the fair value of CH2M’s tangible and intangible assets and liabilities and non-controlling interests at the acquisition date, and the excess purchase price, if any, will be recorded as goodwill. Under the acquisition method of accounting, intangible assets are amortized over their remaining useful lives and/or tested for impairment at least annually.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a general discussion of the material U.S. federal income tax consequences of the Merger to U.S. holders and non-U.S. holders (each as defined below) of CH2M Common Stock who exchange shares of CH2M Common Stock for cash and/or shares of Jacobs Common Stock pursuant to the Merger. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (referred to in this Proxy Statement/Prospectus as the “Code”), the U.S. Treasury Regulations promulgated thereunder, judicial opinions and published position of the Internal Revenue Service (referred to in this Proxy Statement/Prospectus as the

“IRS”), all as in effect as of the date of this Proxy Statement/Prospectus and all of which are subject to change or varying interpretation, possibly with retroactive effect. Any such change or interpretation could affect the accuracy of the discussion set forth herein. No ruling has been requested from the IRS in connection with the Merger. Accordingly, the discussion below neither binds the IRS nor precludes it from adopting a contrary position. No opinion of counsel has been or will be rendered with respect to the tax consequences of the Merger.

This discussion is limited to U.S. holders and non-U.S. holders of CH2M Common Stock who hold their shares of CH2M Common Stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is for general information only and does not purport to address all aspects of U.S. federal income taxation that may be relevant to a particular holder of CH2M Common Stock in light of such holder’s particular facts and circumstances, nor does it apply to holders of CH2M Common Stock subject to special treatment under the U.S. federal income tax laws, such as, for example, banks and financial institutions, broker-dealers, mutual funds, tax-exempt organizations, insurance companies, dealers in securities or foreign currencies, traders in securities who elect mark-to-market method of accounting, controlled foreign corporations, passive foreign investment companies, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, holders who acquired their CH2M Common Stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, holders who hold their CH2M Common Stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, U.S. holders (as defined below) whose functional currency is not the U.S. dollar, holders who exercise appraisal rights, holders who own or have owned (directly, indirectly or constructively) 5% or more of the CH2M Common Stock (by vote or value), retirement plans, individual retirement accounts or other tax-deferred accounts, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, real estate investment trusts, regulated investment companies, personal holding companies, subchapter S corporations, and entities or arrangements treated as partnerships for U.S. federal income tax purposes or other pass through entities (or investors therein). This discussion does not address any estate, gift or other non-income U.S. federal tax law that may be applicable to a holder, nor does it address the unearned income Medicare contribution tax, or any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations issued thereunder and intergovernmental agreements entered into pursuant thereto). This discussion also does not address any considerations under or any aspect of any foreign, state, or local tax laws that may be applicable to a holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds CH2M Common Stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Holders that for U.S. federal income tax purposes are treated as partners of a partnership holding CH2M Common Stock should consult their own tax advisor.

This discussion is intended to provide only a general description of the material U.S. federal income tax consequences of the Merger to U.S. holders and non-U.S. holders of CH2M Common Stock, subject to the qualifications, limitations and assumptions set forth herein. This discussion is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the Merger. The U.S. federal income tax laws are complex and subject to varying interpretation. Accordingly, the IRS may not agree with the tax consequences described in this Proxy Statement/Prospectus. All holders should consult their own tax advisor to determine the particular tax consequences to them of the receipt of cash and/or shares of Jacobs Common Stock in exchange for shares of CH2M Common Stock pursuant to the Merger.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of CH2M Common Stock that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	a trust if (i) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner (other than a partnership for U.S. federal income tax purposes) of CH2M Common Stock that is not a U.S. holder.

U.S. Holders

The receipt of cash and/or shares of Jacobs Common Stock in exchange for shares of CH2M Common Stock pursuant to the Merger is expected to be (and this discussion assumes it will be) a taxable transaction for U.S. federal income tax purposes. A U.S. holder generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the sum of any cash and the fair market value (as of the Effective Time) of any Jacobs Common Stock received pursuant to the Merger and (ii) such U.S. holder’s adjusted tax basis in the CH2M Common Stock surrendered in exchange therefor. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder’s holding period for such shares of CH2M Common Stock exceeds one year as of the closing date of the Merger. Long-term capital gains for certain non-corporate U.S. holders, including individuals, are generally eligible for a preferential rate of federal income taxation. The deductibility of capital losses is subject to limitations. If a U.S. holder acquired different blocks of CH2M Common Stock at different times or at different prices, such U.S. holder must determine its tax basis, holding period, and gain or loss separately with respect to each block of CH2M Common Stock, and such U.S. holder should consult its tax advisor regarding the allocation of cash and/or shares of Jacobs Common Stock received in the Merger among its blocks of CH2M Common Stock.

A U.S. holder’s tax basis in any Jacobs Common Stock received in the Merger will equal its fair market value as of the Effective Time. A U.S. holder’s holding period for the Jacobs Common Stock received in the Merger will begin on the day following the closing date of the Merger.

Non-U.S. Holders

A non-U.S. holder that receives cash and/or Jacobs Common Stock in exchange for such holder’s shares of CH2M Common Stock pursuant to the Merger generally will not be subject to U.S. federal income tax on any gain recognized pursuant to the Merger unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a U.S. person and, if the non-U.S. holder is a corporation, may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits” for the taxable year, subject to certain adjustments;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on such gain, which may be offset by U.S.-source capital losses of the non-U.S. holder, if any; or

•	CH2M Common Stock constitutes a U.S. real property interest (“USRPI”) by reason of CH2M’s status as a “U.S. real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes and one or more other conditions are satisfied. CH2M is not currently, has not been during the preceding five years and prior to or at the time of the Merger does not expect to become, a USRPHC. Because the determination of whether CH2M is a USRPHC depends on the fair market value of CH2M’s USRPIs relative to the fair market value of CH2M’s non-USRPIs and other business assets, there can be no assurance that CH2M is not or will not become a USRPHC. A non-U.S. holder should consult its own tax advisor about the consequences that could result if CH2M is or were to become a USRPHC.

Backup Withholding and Information Reporting

A U.S. holder generally will be subject to information reporting and may, under certain circumstances, be subject to backup withholding (currently at a rate of 28%) with respect to the Merger Consideration received in the Merger, unless such holder properly establishes an exemption or provides, on a properly completed IRS Form W-9, its correct tax identification number and otherwise complies with the applicable requirements of the backup withholding rules.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of shares of CH2M Common Stock in the Merger by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies, on a properly completed applicable IRS Form W-8, its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. For information reporting purposes, dispositions effected through a non-U.S. office of a broker with certain connections with the United States will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules can be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

The preceding discussion is intended only as a summary of material U.S. federal income tax consequences of the Merger. It is not a complete analysis or discussion of all potential tax effects that may be important to a particular holder. All holders of CH2M Common Stock should consult their own tax advisors as to the specific tax consequences of the Merger to them, including tax reporting requirements, and the applicability and effect of any federal, state, local and non-U.S. tax laws.

NYSE Listing of Jacobs Common Stock

Jacobs is required under the terms of the Merger Agreement to apply to list the shares of Jacobs Common Stock to be issued in the Merger on the NYSE.

Deregistration of CH2M Common Stock

If the Merger is completed, all outstanding shares of CH2M Common Stock will be deregistered under the Exchange Act, and CH2M will no longer file periodic reports with the SEC.

Financing of the Merger

Jacobs estimates that the total amount of funds necessary to complete the Merger is approximately $2.4 billion. Jacobs expects to use available cash, borrowings under the Existing Revolving Credit Facility (if the Revolver Consents (as defined below) are obtained) or the Backstop Revolver Facility (if the Revolver Consents are not obtained) and the proceeds of the Term Loan Facility. The receipt of such financing by Jacobs is not a condition to the closing of the Merger.

Jacobs has agreed to use its reasonable best efforts to obtain financing for the Merger on the terms described below. CH2M has agreed to provide its reasonable best efforts to cooperate with Jacobs in connection with the arrangement of the debt financing contemplated by the Merger.

Term Loan Facility Commitment

On August 1, 2017, in connection with execution of the Merger Agreement, Jacobs entered into a commitment letter (the “Jacobs Term Loan Commitment Letter”) with BNP Paribas, BNP Paribas Securities Corp. and The Bank of Nova Scotia (the “Commitment Parties”), pursuant to which the Commitment Parties have committed to provide a three-year senior unsecured delayed-draw term loan facility in an aggregate principal amount of $1.2 billion (the “Jacobs Term Loan Facility”). The proceeds of the Jacobs Term Loan Facility will be used to finance a portion of the cash consideration in the Merger and to pay related fees and expenses.

Loans made under the Jacobs Term Loan Facility are expected to bear interest at either a eurocurrency rate plus a margin of between 1.00% and 1.50% or a base rate plus a margin of between 0.00% and 0.50%.

The Jacobs Term Loan Facility is expected to mature on the third (3rd) anniversary of the Effective Time and will have no required amortization.

The Jacobs Term Loan Facility is expected to have a minimum Consolidated Net Worth (as such term will be defined in the Jacobs Term Loan Facility) test in an amount equal to the sum of $2.65 billion plus 50% of Consolidated Net Income (as such term will be defined in the Jacobs Term Loan Facility) plus 100% of net equity proceeds received by Jacobs since September 30, 2011. In addition, the Jacobs Term Loan Facility is expected to have a maximum Consolidated Leverage Ratio (as such term will be defined in the Jacobs Term Loan Facility) test of (x) with respect to any fiscal quarter ending on or prior to the one (1) year anniversary of the Effective Time, 3.25:1.00; and (y) thereafter, 3.00:1.00; provided that, at the request of Jacobs following a material permitted acquisition, such level shall be increased to 3.50:1.00 for a period of twelve (12) months (“Elevated Compliance Period”); provided further, that the Consolidated Leverage Ratio shall be brought within the 3.00:1:00 level required by the Consolidated Leverage Ratio test for one (1) full fiscal quarter period prior to any subsequent Elevated Compliance Period.

In addition, the Jacobs Term Loan Facility is expected to contain affirmative and negative covenants customary for financings of this type including, among other things, limitations on certain other indebtedness, loans and investments, liens, mergers, asset sales and transactions with affiliates. In addition, the Jacobs Term Loan Facility is expected to contain customary events of default.

The Jacobs Term Loan Facility Commitment Letter contains conditions to funding of the Jacobs Term Loan Facility customary for commitments of this type.

Commencing September 30, 2017 and until the earlier of (x) the date that the Jacobs Term Loan Facility is funded and (y) the date the Term Loan Facility Commitment Letter is terminated, Jacobs is required to pay a ticking fee in an amount equal to 0.100% of the commitments under the Jacobs Term Loan Commitment Letter, subject to leverage-based step-ups to 0.250%.

BNP Paribas agreed to act as administrative agent, and each of BNP Paribas Securities Corp. and the Bank of Nova Scotia agreed to act as the joint lead arrangers and joint bookrunners for the Jacobs Term Loan Facility.

The Jacobs Term Loan Facility Commitment Letter terminates upon the earliest of the termination of the Merger Agreement, the closing of the Merger without the proceeds of the Jacobs Term Loan Facility and August 1, 2018.

Revolving Credit Facility Commitment

Jacobs has solicited certain consents from the lenders party to its existing revolving credit agreement (the “Jacobs Existing Revolving Credit Agreement”) in connection with the Merger (the “Revolver Consents”). If the Revolver Consents are obtained, Jacobs intends to finance a portion of the cash consideration in the Merger with borrowings under the Jacobs Existing Revolving Credit Agreement. If the Revolver Consents are not obtained, the Commitment Parties have committed to provide a senior unsecured revolving credit facility in an aggregate principal amount of $1.6 billion (the “Jacobs Backstop Revolver Facility”, and, collectively with the Jacobs Term Loan Facility, the “Debt Financing”) pursuant to a commitment letter dated August 1, 2017 (the “Jacobs Backstop Revolver Commitment Letter”), and Jacobs will finance a portion of the cash consideration in the Merger with borrowings under the Jacobs Backstop Revolver Facility.

Subject to certain exceptions, the Jacobs Backstop Revolver Facility, if entered into, will have terms substantially consistent with the Jacobs Existing Revolving Credit Agreement, including as to maturity and interest rate, and will be subject to a maximum Consolidated Leverage Ratio test substantially similar to the Consolidated Leverage Ratio test contemplated by the Jacobs Term Loan Facility Commitment Letter as set forth below.

The Jacobs Backstop Revolving Commitment Letter contains conditions to funding of the debt financing customary for commitments of this type.

BNP Paribas agreed to act as administrative agent, and each of BNP Paribas Securities Corp. and the Bank of Nova Scotia agreed to act as the joint lead arrangers and joint bookrunners for the Backstop Revolver Facility.

The Jacobs Revolving Credit Facility Commitment Letter terminates upon the earliest of the termination of the Merger Agreement, the closing of the Merger without the proceeds of the Jacobs Backstop Revolver Facility and August 1, 2018.

Description of Certain Indebtedness of Jacobs and CH2M

Jacobs Long-Term Debt

Jacobs and certain of its subsidiaries have a $1.6 billion long-term unsecured, revolving credit facility with a syndicate of large U.S. and international banks and financial institutions. The Jacobs Existing Revolving Credit Facility provides an accordion feature that allows Jacobs and the lenders to increase the facility amount to $2.1 billion.

The total amount outstanding under the Jacobs Existing Revolving Credit Facility in the form of direct borrowings at June 30, 2017 was $282.0 million. Jacobs has issued $2.5 million in letters of credit under the Jacobs Existing Revolving Credit Facility, leaving $1.3 billion of available borrowing capacity under the Jacobs Existing Revolving Credit Facility at June 30, 2017. In addition, Jacobs had issued $35.8 million under separate, committed and uncommitted letter-of-credit facilities for total issued letters of credit of $38.3 million at June 30, 2017.

The Jacobs Existing Revolving Credit Facility expires in February 2020 and permits Jacobs to borrow under two separate tranches in U.S. dollars, certain specified foreign currencies, and any other currency that may be approved in accordance with the terms of the Jacobs Existing Revolving Credit Facility. Depending on Jacobs’ Consolidated Leverage Ratio (as defined in the CH2M Amended Credit Agreement (as defined below) governing the Jacobs Existing Revolving Credit Facility), borrowings under the Jacobs Existing Revolving Credit Facility bear interest at either a eurocurrency rate plus a margin of between 1.00% and 1.50% or a base rate plus a margin of between 0.00% and 0.50%. The Jacobs Existing Revolving Credit Facility also provides for a financial letter of credit sub facility of $300.0 million, permits performance letters of credit, and provides for a $50.0 million sub facility for swing line loans. Letters of credit are subject to fees based on Jacobs’ Consolidated Leverage Ratio at the time any such letter of credit is issued. Jacobs pays a facility fee of between 0.100% and 0.250% per annum depending on Jacobs’ Consolidated Leverage Ratio. Amounts outstanding under the Jacobs Existing Revolving Credit Facility may be prepaid at the option of Jacobs without premium or penalty, subject to customary breakage fees in connection with the prepayment of euro currency loans. The Jacobs Existing Revolving Credit Facility contains affirmative, negative, and financial covenants customary for financings of this type including, among other things, limitations on certain other indebtedness, loans and investments, liens, mergers, asset sales and transactions with affiliates. In addition, the Jacobs Existing Revolving Credit Facility contains customary events of default. Jacobs was in compliance with its debt covenants at June 30, 2017.

In connection with the Merger, Jacobs has solicited consents from the lenders party to the Jacobs Existing Revolving Credit Agreement. If the Revolving Consents are obtained, the maximum Consolidated Leverage Ratio test will be modified to maximum Consolidated Leverage Ratio test substantially similar to the Consolidated Leverage Ratio test contemplated by the Jacobs Term Loan Facility Commitment Letter. See “The Merger—Financing of the Merger—Term Loan Facility Commitment” beginning on page 191.

CH2M Long-Term Debt

In connection with the Merger, it is currently expected that substantially all of CH2M’s outstanding indebtedness will be repaid or satisfied and discharged at the closing of the Merger.

Revolving Credit Facility

On April 28, 2017, CH2M entered into a Fourth Amendment to its Amended and Restated Credit Agreement (“CH2M Amended Credit Agreement”). The Fourth Amendment allowed for the issuance and sale of the CH2M Second Lien Notes (as defined below) and lowered CH2M’s maximum revolving credit facility (the “CH2M Credit Facility”) to $875.0 million from $925.0 million. The CH2M Credit Facility matures on March 28, 2019 and includes a subfacility for the issuance of standby letters of credit up to $450.0 million, a subfacility of up to $300.0 million for multicurrency borrowings, and a subfacility of up to $50.0 million for swingline loans. Other technical and operating changes to the CH2M Amended Credit Agreement specifically achieved the following:

•	Increased the maximum consolidated leverage ratio to 4.00x from 3.00x;

•	Modified the definition of adjusted EBITDA as used in the financial covenant calculation;

•	Required CH2M to maintain, on a consolidated basis, a maximum consolidated first lien leverage ratio no greater than 3.00x;

•	Restricts CH2M’s ability to repurchase its common or preferred stock, pay cash dividends on or make certain other distributions on its common or preferred stock, and requires compliance with the terms of the Second Lien Indenture, which also limits certain restricted payment and participation in the employee stock ownership program as described below.

The CH2M Amended Credit Agreement contains customary representations, warranties and conditions to borrowing including customary affirmative and negative covenants, which include covenants that limit or restrict CH2M’s ability to incur indebtedness and other obligations, grant liens to secure their obligations, make investments, merge or consolidate, and dispose of assets, in each case subject to customary exceptions for credit facilities of this size and type. Additionally, the obligations of CH2M and its subsidiaries that are either borrowers or guarantors under the CH2M Credit Facility are secured by first-priority security interests in substantially all of the domestic assets of CH2M and such subsidiaries.

At June 30, 2017, CH2M had $317.6 million in outstanding borrowings of the CH2M Credit Facility, compared to $487.0 million at December 30, 2016. The average rate of interest charged on that balance was 4.33% as of June 30, 2017. At June 30, 2017 company-wide issued and outstanding letters of credit, and bank guarantee facilities of $129.0 million were outstanding, compared to $134.2 million at December 30, 2016. Additionally, the obligations of CH2M and its subsidiaries that are either borrowers or guarantors under the CH2M Credit Facility are secured by first-priority security interests in substantially all of the domestic assets of CH2M and such subsidiaries. CH2M’s borrowing capacity under the CH2M Credit Facility is limited by a maximum consolidated leverage ratio, which is based on a multiple of adjusted earnings before interest, taxes, depreciation and amortization calculation, and other outstanding obligations of CH2M. CH2M’s remaining unused borrowing capacity under the CH2M Credit Facility was over $400.0 million as of June 30, 2017.

As of June 30, 2017, CH2M was in compliance with the covenants required by the CH2M Amended Credit Agreement. CH2M’s management continually assesses it potential future compliance with the CH2M Amended Credit Agreement covenants based upon estimates of future earnings and cash flows. If there is an expected possibility of non-compliance, CH2M will discuss possibilities with CH2M’s lenders or utilize other means of capitalizing CH2M to waive or remedy any non-compliance. In the context of CH2M’s current debt structure and projected cash needs, there can be no assurance that the capacity under the CH2M Credit Facility will be adequate to fund future operations or to restructure operations.

On July 21, 2017, the creditors under the CH2M Credit Facility provided their consent to CH2M’s entry into the Merger Agreement. In connection with the Merger Agreement, CH2M intends to repay its loans and terminate its obligations under the CH2M Amended Credit Agreement.

CH2M Second Lien Indenture

On April 28, 2017, CH2M entered into a Second Lien Indenture (the “CH2M Second Lien Indenture”) through which CH2M issued Senior Second Lien Notes with an aggregate principal amount of $200.0 million at an annual interest rate of 10% (the “CH2M Second Lien Notes”). The CH2M Second Lien Notes mature on April 28, 2020, and interest is payable on May 1 and November 1 of each year, commencing on November 1, 2017. The net proceeds of the CH2M Second Lien Notes were used to repay a portion of the outstanding revolving credit loans under the CH2M Credit Facility. The CH2M Second Lien Notes are unsubordinated, senior obligations of CH2M and are secured by second-priority liens on substantially all of CH2M’s and certain CH2M subsidiaries’ domestic assets.

The CH2M Second Lien Indenture contains financial covenants that require CH2M to maintain a consolidated leverage ratio no greater than 4.50x and restricts CH2M’s ability to repurchase its common or preferred stock, pay cash dividends on or make certain other distributions on CH2M Common Stock or CH2M Preferred Stock. Specifically, while the CH2M Second Lien Notes are outstanding, the amount CH2M may spend to repurchase CH2M Common Stock in connection with its employee stock ownership program, other than legally required repurchases of CH2M Common Stock held in benefit plans, which are not restricted, will be limited to an aggregate of $75.0 million during the term of the CH2M Second Lien Notes plus a cumulative amount equal to 50% of CH2M’s consolidated net income, or minus 100% of any net loss, from April 1, 2017 to the date on which any such repurchase is to be made. The amount available to make repurchases of CH2M Common Stock shall also be reduced to the extent that CH2M makes legally required repurchases of CH2M Common Stock held in benefit plans in excess of $50.0 million in any period of four consecutive quarters and that CH2M makes certain payments on subordinated indebtedness in accordance with the terms of the CH2M Second Lien Indenture.

The CH2M Second Lien Indenture contains affirmative and negative covenants and other terms that are customary for obligations similar to the CH2M Second Lien Notes, which include covenants that limit or restrict CH2M’s ability to incur additional indebtedness, grant liens to secure their obligations, make certain kinds of investments, dispose of assets outside the ordinary course of business, create contractual restrictions on the ability to pay dividends or make certain other payments, merge or consolidate, sell all or substantially all of CH2M’s assets, and enter into certain transactions with affiliates unless the transaction is comparable to an arm’s length transaction with a non-affiliate.

CH2M may, at its option, redeem the CH2M Second Lien Notes in whole at any time or from time to time in part, upon notice at a premium on the principal amount plus any accrued and unpaid interest to the date of redemption as shown below:

Redemption Period	Redemption Price
From April 28, 2017 (issue date) through April 28, 2018	110.0%
From April 29, 2018 through April 28, 2019	103.0%
From April 29, 2019 through October 28, 2019	101.5%
From October 29, 2019 through April 28, 2020 (maturity date)	100.0%

Upon the occurrence of a change of control, any holder of CH2M Second Lien Notes will have the right to require CH2M to repurchase all or any portion of the holder’s CH2M Second Lien Notes at a purchase price in cash equal to 101% of the outstanding principal and accrued and unpaid interest, if any, through the date of repurchase.

The CH2M Second Lien Indenture also contains customary events of default. If an event of default occurs, the holders of the CH2M Second Lien Notes may declare any outstanding principal, accrued and unpaid interest, and premium to be immediately due and payable. Additionally, certain events of bankruptcy or insolvency are events of default which shall result in the CH2M Second Lien Notes being due and payable immediately upon the occurrence of such events of default.

Furthermore, on April 28, 2017, CH2M entered into an Intercreditor Agreement (the “CH2M Intercreditor Agreement”) with the agents of the CH2M Second Lien Notes and the lenders of the Fourth Amendment to the CH2M Amended Credit Agreement that states that the liens on common collateral securing the claims of the CH2M Credit Agreement have priority over, and are senior to, the liens on the common collateral securing CH2M Second Lien Notes. The senior claims are defined in the CH2M Intercreditor Agreement to include, among other things, the principal amount of all indebtedness incurred under the Fourth Amendment to the CH2M Amended Credit Agreement and certain additional senior indebtedness permitted under the CH2M Intercreditor Agreement.

On August 30, 2017, CH2M provided notice to the holders of CH2M Second Lien Notes that CH2M has elected to redeem and repay all of CH2M’s outstanding CH2M Second Lien Notes at the closing of, and contingent upon, the Merger.

THE MERGER AGREEMENT

The following summary describes certain material provisions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement. A copy of the Merger Agreement is attached to this Proxy Statement/Prospectus as Annex A and is incorporated by reference into this Proxy Statement/Prospectus. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that may be important to you. We encourage you to carefully read the Merger Agreement in its entirety for a more complete understanding of the Merger Agreement.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement and this summary are included solely to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about Jacobs and CH2M contained in this Proxy Statement/Prospectus or in Jacobs’ or CH2M’s public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about Jacobs and CH2M contained in the Merger Agreement. The representations, warranties and covenants contained in the Merger Agreement (i) were made only for purposes of that agreement and as of specific dates, (ii) were made solely for the benefit of the parties to the Merger Agreement, (iii) may be subject to limitations agreed upon by the parties for the purposes of allocating contractual risk between the parties to the Merger Agreement rather than establishing those matters as facts and (iv) may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to Jacobs’ or CH2M’s SEC filings. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be qualified by the matters contained in the respective disclosure schedules that Jacobs and CH2M delivered to each other in connection with the Merger Agreement, which disclosures were not included in the Merger Agreement attached to this Proxy Statement/Prospectus as Annex A. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on as characterizations of the actual state of facts about Jacobs or CH2M.

The Merger

On August 1, 2017, Jacobs entered into the Merger Agreement with CH2M and Merger Sub. Pursuant to, and subject to the terms and conditions of, the Merger Agreement, Merger Sub will merge with and into CH2M, with CH2M continuing as the surviving corporation and becoming a wholly-owned direct subsidiary of Jacobs.

We sometimes refer to CH2M following the completion of the Merger as the “surviving corporation”.

Closing and Effective Time of the Merger

The closing of the Merger will take place at 8:00 a.m., Eastern time, on the second (2nd) business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement (described under “The Merger Agreement—Conditions to the Merger” beginning on page 214) (other than those conditions that by their nature are to be satisfied or waived at the closing, but subject to the fulfillment or waiver of those conditions at the closing), unless another time, date or place is agreed to by Jacobs and CH2M.

Assuming timely satisfaction of the necessary closing conditions, the closing of the Merger is expected to close by the end of the 2017 calendar year. The Merger will become effective upon the filing of the certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon by Jacobs and CH2M and specified in the certificate of merger.

Merger Consideration

Pursuant to the terms of the Merger Agreement, at the Effective Time, each outstanding share of CH2M Common Stock (other than shares of CH2M Common Stock owned by (i) Jacobs, CH2M or any of their wholly-owned subsidiaries, which shares will be cancelled and will cease to exist or (ii) any person who is entitled to and properly demands statutory appraisal of his, her or its shares of CH2M Common Stock under Delaware law) will be converted into the right to receive, at the election of the holder thereof in accordance with, and subject to, the terms, conditions and procedures set forth in the Merger Agreement, in each case without interest, one of the following Merger Consideration:

•	the Mixed Election Consideration;

•	the Cash Election Consideration; or

•	the Stock Election Consideration.

In addition, at the Effective Time, each outstanding share of CH2M Preferred Stock will be deemed converted into shares of CH2M Common Stock pursuant to Section 2.2 of the Certificate of Designation, and such shares will be converted into the right to receive, at the election of the holder thereof in accordance with, and subject to, the terms, conditions and procedures set forth in the Merger Agreement, the applicable Merger Consideration elected by such holder.

CH2M stockholders who elect to receive the Cash Election Consideration or the Stock Election Consideration will be subject to the proration and allocation procedures described below to ensure that the aggregate number of shares of Jacobs Common Stock to be issued by Jacobs in the Merger and the aggregate amount of cash to be paid in the Merger will be the same as if all applicable CH2M stockholders received the Mixed Election Consideration. Pursuant to the proration and allocation procedures in the Merger Agreement, which are described below, each CH2M stockholder, including Apollo, may not receive the form of consideration that such CH2M stockholder elected to receive. Any applicable CH2M stockholder who does not make an election (including for shares for which an election is not properly made) will be treated as having elected to receive the Mixed Election Consideration. CH2M stockholders who hold shares of CH2M Common Stock under the CH2M 401(k) Plan may elect any of the above forms of Merger Consideration. Individuals who have shares of CH2M Common Stock credited to accounts under the DCP, the SERRP and/or the ISVEU may not elect the form of Merger Consideration set forth above and, instead, the administrator of each such plan will determine the form of Merger Consideration to be credited to such accounts.

No fractional shares of Jacobs Common Stock will be issued in the Merger, and applicable CH2M stockholders who would otherwise have been entitled to receive a fraction of a share of Jacobs Common Stock (after aggregating all shares represented by the certificates and book-entry shares of CH2M delivered by such CH2M stockholder pursuant to the Merger) will receive cash, without interest, in lieu of any fractional shares.

Treatment of CH2M Equity Awards

Immediately prior to the Effective Time, the vesting of each CH2M Accelerated Equity Award will accelerate with respect to one hundred percent (100%) of the shares of CH2M Common Stock underlying, or otherwise linked to, such CH2M Accelerated Equity Award (treating for this purpose any performance-based vesting condition as having been attained at “target”).

In addition, immediately prior to the Effective Time, each CH2M Accelerated Equity Award (other than CH2M Restricted Shares which will be converted in the Merger pursuant to the terms described above) will be cancelled in exchange for a cash payment equal to the Accelerated Equity Award Payment.

At the Effective Time, each (i) Assumed Restricted Stock Unit held by a Continuing Employee will be converted into a Jacobs restricted stock unit on the same terms and conditions (including applicable vesting requirements) in respect of the number of shares of Jacobs Common Stock equal to (a) the number of shares of CH2M Common Stock subject thereto immediately prior to the Effective Time, multiplied by (b) the Assumed Equity Award Exchange Ratio and (ii) Assumed Performance Stock Unit held by a Continuing Employee will be converted into a Jacobs restricted stock unit on the same terms and conditions (with vesting to occur in substantially equal installments on each of the first three anniversaries of the original date of grant of the related Assumed Performance Stock Unit, subject to such accelerated vesting, if any, provided to the holder thereof upon a qualifying termination of employment pursuant to current CH2M arrangements), in respect of the number of shares of Jacobs Common Stock equal to (a) the number of shares of CH2M Common Stock that would have vested at the end of the performance period if target performance had been achieved immediately prior to the Effective Time, multiplied by (b) the Assumed Equity Award Exchange Ratio.

CH2M terminated the offering period that was ongoing on the date the Merger Agreement was entered into under the Payroll Deduction Stock Purchase Plan (the “PDSPP”) and refunded all funds credited to accounts under the PDSPP. If the Merger Agreement is approved by stockholders and regulatory agencies, the PDSPP will terminate as of the Effective Time.

Election Procedures for the Merger Consideration

The Election Form, which is attached to this Proxy Statement/Prospectus as Annex E, will be mailed to all persons who are holders of record of CH2M Common Stock and CH2M Preferred Stock at the Record Date excluding shares of CH2M Common Stock held in the CH2M 401(k) Plan which will receive a separate election form described in greater detail below. CH2M stockholders may obtain additional Election Forms as may reasonably be requested from time to time from Georgeson LLC. Please note that if there are shares of CH2M Common Stock that have been credited to your account(s) under the DCP, SERRP and/or the ISVEU, you may not make an election with respect to such shares and, instead, the administrator of each such plan will determine the form of Merger Consideration to be credited to such account(s).

Each Election Form will permit the record holder of CH2M Common Stock or CH2M Preferred Stock (or the beneficial owner through appropriate and customary documentation and instructions) to specify the number of shares of such holder’s CH2M Common Stock with respect to which such holder makes a (x) Mixed Election, (y) Cash Election and (z) Stock Election.

Any shares of CH2M Common Stock or CH2M Preferred Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before the Election Deadline, on the date that is one (1) business day immediately preceding the CH2M Special Meeting, will be deemed to be “no election shares,” and the holders of such no election shares will be deemed to have made a Mixed Election with respect to such no election shares (excluding shares of CH2M Common Stock owned by (i) Jacobs, CH2M or any of their wholly-owned subsidiaries, which shares will be cancelled and will cease to exist or (ii) any person who is entitled to and properly demands statutory appraisal of his, her or its shares of CH2M Common Stock under Delaware law). Both the Stock Election and the Cash Election are subject to proration and adjustment procedures to ensure that the aggregate number of shares of Jacobs Common Stock to be issued by Jacobs in the Merger and the aggregate amount of cash to be paid in the Merger will be the same as if all applicable CH2M electing stockholders received the Mixed Election Consideration.

Any Election Form may be revoked or changed by the record holder of CH2M Common Stock or CH2M Preferred Stock submitting such Election Form, by written notice received by the Exchange Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of CH2M Common Stock or CH2M Preferred Stock represented by such Election Form will become no election shares, except to the extent a subsequent Election Form is properly submitted to the Exchange Agent with respect to such shares of CH2M Common Stock or CH2M Preferred Stock prior to the Election Deadline. Subject to the terms of the Merger Agreement and the Election Form, the Exchange Agent has the reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Jacobs, CH2M, Merger Sub or the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

The 401(k) Election Form will be separately mailed to such CH2M stockholders by, or at the direction of, the trustee of the CH2M 401(k) Plan. The 401(k) Election Form will allow each such CH2M stockholder to direct the trustee to make a specific election with respect to shares of CH2M Common Stock held in its account under the CH2M 401(k) Plan. The trustee of the CH2M 401(k) Plan must receive the 401(k) Election Form prior to the date specified in such 401(k) Election Form. For all purposes of this Proxy Statement/Prospectus, the “Election Deadline” for the shares of CH2M Common Stock held by CH2M stockholders in the CH2M 401(k) Plan is the date specified in the 401(k) Election Form.

If the trustee of the CH2M 401(k) Plan does not receive a properly completed 401(k) Election Form prior to the date specified in the 401(k) Election Form, the trustee cannot ensure that the election of the applicable CH2M stockholder will be followed and the trustee will make an election on such CH2M stockholder’s behalf with respect to shares of CH2M Common Stock held in the CH2M 401(k) Plan.

Any 401(k) Election Form may be revoked or changed by the applicable account holder under the CH2M 401(k) Plan, by written notice received by the trustee prior to the Election Deadline. In the event a 401(k) Election Form is revoked prior to the Election Deadline, the trustee will make an election on such CH2M stockholder’s behalf with respect to the shares of CH2M Common Stock represented by such 401(k) Election Form, except to the extent a subsequent 401(k) Election Form is properly submitted to the trustee with respect to such shares of CH2M Common Stock prior to the Election Deadline. Subject to the terms of the Merger Agreement and the Election Form, the trustee has the reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the 401(k) Election Forms, and any good faith decisions of the trustee regarding such matters shall be binding and conclusive. None of Jacobs, CH2M, Merger Sub or the trustee shall be under any obligation to notify any person of any defect in a 401(k) Election Form.

Proration Procedures

Both the Cash Election Consideration and the Stock Election Consideration are subject to proration and adjustment procedures, depending on the aggregate elections of the CH2M stockholders.

If a CH2M stockholder makes a Cash Election, and the Cash Election Amount is greater than the Available Cash Election Amount (as defined below), then such CH2M stockholder will receive for each share of CH2M Common Stock (including as-converted CH2M Preferred Stock) for which such CH2M stockholder makes a Cash Election:

•	an amount of cash (without interest) equal to the product of the Cash Election Consideration multiplied by a fraction, the numerator of which shall be the Available Cash Election Amount and the denominator of which shall be the Cash Election Amount; and

•	a number of shares of Jacobs Common Stock equal to the product of (i) the Stock Election Consideration multiplied by (ii) a fraction equal to one minus the Cash Fraction.

If a CH2M stockholder makes a Stock Election, and the Available Cash Election Amount is greater than the Cash Election Amount, then such CH2M stockholder will receive for each share of CH2M Common Stock (including as-converted CH2M Preferred Stock) for which such CH2M stockholder makes a Stock Election:

•	an amount of cash (without interest) equal to the amount of such excess divided by the number of Stock Election Shares; and

•	a number of shares of Jacobs Common Stock equal to the product of (i) the Stock Election Consideration, multiplied by (ii) a fraction, the numerator of which will be the difference between

(a) the Cash Election Consideration minus (b) the amount of cash calculated in the immediately preceding bullet and the denominator of which will be the Cash Election Consideration.

See “The Merger—Proration Procedures” beginning on page 136 for detailed examples.

Withholding

Under the terms of the Merger Agreement, each of Jacobs, the surviving corporation and the Exchange Agent, as applicable, will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement such amounts as Jacobs, the surviving corporation or the Exchange Agent, as applicable, is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, or any other applicable state, local or foreign tax law.

Except for any deduction or withholding with respect to CH2M Accelerated Equity Award payments or any U.S. federal backup withholding attributable to a failure of a holder of shares of CH2M to provide a completed IRS Form W-8 or W-9, before making any such deduction or withholding, Jacobs, the surviving corporation or the Exchange Agent, as applicable, will use commercially reasonable efforts to give CH2M prior notice of its intention to make such deduction or withholding, and such notice shall include the authority, basis and method of calculation for the proposed deduction or withholding. To the extent that amounts are so withheld and notwithstanding any failure to comply with the preceding sentence, such withheld amounts (i) shall be remitted to the applicable governmental entity and (ii) shall be treated for all purposes of the Merger Agreement as having been paid to the holder of shares of CH2M in respect of which such deduction and withholding was made.

Representations and Warranties

Jacobs and CH2M made customary representations and warranties in the Merger Agreement to each other as of specific dates that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement. The representations and warranties made by Jacobs and CH2M are in some circumstances also subject to and qualified by certain information disclosed by Jacobs and CH2M, respectively, with the SEC between January 1, 2015 and the second (2nd) business day prior to the date of the Merger Agreement (excluding disclosures contained in such SEC filings under the heading “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” or similar heading or other disclosures that are similarly predictive, cautionary or forward-looking in nature).

Jacobs and CH2M will provide additional disclosure in their public reports to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the Merger Agreement, and will update such disclosure as required by federal securities laws.

The representations and warranties in the Merger Agreement will not survive the consummation of the Merger or the termination of Merger Agreement pursuant to its terms. For the foregoing reasons, you should not rely on the representations and warranties in the Merger Agreement as statements of factual information.

Some of the more significant representations and warranties that Jacobs and CH2M each made to the other relate to:

•	organization and qualification;

•	capitalization;

•	corporate authority;

•	the absence of conflicts;

•	required governmental filings and approvals;

•	SEC reports and financial statements;

•	internal controls;

•	compliance with laws and government regulations;

•	the absence of certain changes or events;

•	certain material litigation;

•	the accuracy and completeness of certain information supplied;

•	certain government contracts;

•	brokers’ fees; and

•	the lack of additional representations and warranties.

In addition, CH2M made representations to Jacobs relating to:

•	permits;

•	state takeover laws;

•	the absence of certain undisclosed liabilities;

•	the absence of certain actions between April 1, 2017 and the date of the Merger Agreement;

•	employee benefit plans;

•	labor and other employment matters;

•	certain material contracts;

•	environmental matters;

•	intellectual property;

•	certain tax matters;

•	insurance;

•	certain properties and assets;

•	real property;

•	trade controls;

•	the receipt of opinions from CH2M’s financial advisors;

•	the stockholder vote required to approve the Merger Agreement;

•	certain related party transactions; and

•	customers and suppliers.

In addition, Jacobs made representations to CH2M relating to:

•	the ownership of CH2M Common Stock;

•	the absence of a requisite vote of stockholders of Jacobs to consummate the Merger;

•	its financial capability to consummate the Merger;

•	the ownership of Merger Sub and the prior activities of Merger Sub; and

•	the existence of certain management arrangements.

Many of the representations and warranties made by each of Jacobs and CH2M are qualified by a “material adverse effect” standard (that is, they will not be deemed untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect). Certain of the representations and warranties are qualified by a general materiality standard or by a knowledge standard. For the purpose of the Merger Agreement, a “material adverse effect” with respect to each of Jacobs and CH2M means any fact, change, event, development, condition, occurrence, circumstance, state of facts or effect that, individually or in the aggregate, (i) is, or would reasonably be expected to be, materially adverse to the business, financial condition, assets, liabilities or results of operations of the party and its subsidiaries, taken as a whole, or (ii) would prevent or materially delay beyond the Outside Date the ability of the other party to consummate the Merger or the other transactions contemplated by the Merger Agreement, excluding:

•	any change generally affecting the global economy, financial markets or political, economic or regulatory conditions in any geographic region in which the party conducts business;

•	changes in financial, credit or capital market conditions, including interest rates or exchange rates;

•	any change generally affecting the industries in which the party and any of its subsidiaries operates;

•	any change primarily caused by the execution, announcement or pendency of the transactions contemplated by the Merger Agreement, including any litigation or any loss or threatened loss of, or disruption or threatened disruption in, the relationship of the party and its subsidiaries with respect to their respective customers, employees, labor unions, financing sources, suppliers, strategic partners or similar relationships, in each case, primarily resulting from the execution, announcement or pendency of the transactions contemplated by the Merger Agreement;

•	any change primarily caused by the party’s compliance with the express terms of the Merger Agreement or actions taken at the other party’s express request pursuant to the Merger Agreement;

•	acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or any material worsening of such conditions threatened or existing as of the date of the Merger Agreement;

•	any hurricane, earthquake, flood, or other natural disasters or acts of God;

•	changes in laws after the date of the Merger Agreement;

•	changes in GAAP after the date of the Merger Agreement; or

•	any failure by the party to meet any published or internally prepared estimates of revenues, earnings or other economic performance for any period ending on or after the date of the Merger Agreement (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a material adverse effect to the extent that such facts and circumstances are not otherwise described in the preceding bullets).

The exceptions in the first three bullets and bullets six through nine will be taken into account for purposes of determining whether there has been or will be, a material adverse effect if such change, effect, event, occurrence or development has had or would reasonably be expected to have a material and disproportionate effect on the party and its subsidiaries, as a whole, compared to other companies operating in the industry in which the party and its subsidiaries operate.

Conduct of CH2M Pending the Closing

Prior to the closing of the Merger, except as expressly permitted by the Merger Agreement or as required by applicable law, or to the extent Jacobs otherwise consents in writing (which consent will not be unreasonably withheld, delayed or conditioned), (i) CH2M will and will cause each of its subsidiaries to conduct its operations in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve substantially intact its business organization and maintain and preserve its assets, properties and positive material business relationships and (ii) CH2M will not and will cause its subsidiaries not to do any of the following:

•	amend the CH2M certificate of incorporation, as amended (the “CH2M Charter”) or the CH2M bylaws, as amended and restated (the “CH2M Bylaws”) or equivalent documents of any CH2M subsidiary (other than routine amendments to the organizational documents of any CH2M subsidiary in the ordinary course of business consistent with past practice which are not reasonably likely to result in any adverse impact to Jacobs in any material respect);

•	issue, deliver, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other equity interests in, CH2M or any CH2M subsidiary of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other equity interests or such convertible or exchangeable securities, or any other ownership interest (including, without limitation, any such interest represented by contract right), of CH2M or any CH2M subsidiary, other than (i) the issuance of CH2M shares upon the vesting, settlement or the exercise of CH2M Accelerated Equity Awards outstanding as of the date hereof in accordance with their terms, (ii) transactions between CH2M and a wholly-owned CH2M subsidiary or between wholly-owned CH2M subsidiaries or (iii) the issuance of shares of CH2M Common Stock upon the conversion of shares of CH2M Preferred Stock in accordance with the CH2M Charter and the CH2M Bylaws;

•	sell, pledge, dispose of, transfer, lease, license or encumber any material property or assets of CH2M or the CH2M subsidiaries (other than non-exclusive grants of intellectual property rights in the ordinary course of business) except pursuant to (i) any CH2M material contract in effect as of the date of the Merger Agreement or (ii) any CH2M non-material contract, in effect as of the date of the Merger Agreement and which sale, pledge, disposition, transfer, lease, license or encumbrance is individually not in excess of $10,000,000, or in the aggregate not in excess of $20,000,000;

•	declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or equity interests (except as between CH2M and its subsidiaries or between the CH2M subsidiaries) or enter into any agreement with respect to its capital stock or equity interests (except as between CH2M and its subsidiaries or between the CH2M subsidiaries);

•	reclassify, adjust, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other equity interests, or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

•	merge or consolidate with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization or file a petition in bankruptcy or consent to the filing of any bankruptcy petition under any applicable law;

•	directly or indirectly, acquire (including, without limitation, by merger, consolidation, acquisition of assets or acquisition of stock) any interest in any business, division, organization or any person or entity (or any material portion of the assets thereof), other than (i) as required pursuant to the terms of any existing CH2M material contract to which CH2M or any CH2M subsidiary is a party or (ii) as required pursuant to the terms of any existing CH2M non-material contract, and which acquisition is individually not in excess of $10,000,000, or in the aggregate not in excess of $20,000,000;

•	enter into any new line of business that is material to CH2M;

•	directly or indirectly, incur, assume or guarantee any indebtedness for borrowed money or issue or sell any debt securities (or rights to acquire debt securities) or assume, guarantee or endorse, or otherwise become responsible for the obligations of any person or entity for borrowed money, in each case other than (A) any indebtedness for borrowed money incurred by CH2M or any CH2M subsidiary pursuant to CH2M’s existing credit facilities in the ordinary course of business consistent with past practice or (B) any indebtedness for borrowed money (or any guarantee of such indebtedness) solely between CH2M and a wholly-owned CH2M subsidiary or between wholly-owned CH2M subsidiaries which indebtedness is incurred in compliance with this bullet; except that any loan from CH2M or any CH2M subsidiary located in the United States to any CH2M subsidiary located outside of the United States shall be limited to $10,000,000 in the aggregate;

•	make any loans, guarantees, advances or capital contributions to, or investments in, any other person or entity in excess of $5,000,000 in the aggregate, other than (A) immaterial loans or advances to employees or independent contractors in the ordinary course of business consistent with past practice, (B) without prejudice to the preceding bullet, loans solely between CH2M and its wholly-owned subsidiaries or between CH2M’s wholly-owned subsidiaries, (C) without prejudice to the preceding bullet, (i) as required pursuant to the terms of any existing CH2M material contract to which CH2M or any CH2M subsidiary is a party (or any CH2M material contract entered into after the date of the Merger Agreement by CH2M or any CH2M subsidiary in compliance with the terms of the Merger Agreement) or (ii) as required pursuant to the terms of any existing CH2M non-material contract, in effect as of the date of the Merger Agreement and which loan, guarantee, advance or capital contribution is individually not in excess of $10,000,000, or in the aggregate not in excess of $20,000,000 and (D) extended payment terms for customers in the ordinary course of business consistent with past practice;

•	terminate, cancel, modify or amend any CH2M material contract, or cancel, modify, amend, release, assign or waive any rights or claims under any CH2M material contract, or enter into or amend any contract that, if existing on the date hereof, would be a CH2M material contract, in each case other than in the ordinary course of business consistent with past practice;

•	make or authorize any capital expenditure in excess of CH2M’s capital expenditure budget, other than capital expenditures that are not, in the aggregate, in excess of $5,000,000;

•

except to the extent required by (i) applicable law, (ii) the existing terms of any CH2M benefit plan, foreign benefit plan or collective bargaining agreement, (iii) the Merger Agreement or (iv) contractual commitments with respect to severance or termination pay in existence on the date of the Merger Agreement: (A) increase the compensation or benefits payable or to become payable to any director, officer, employee or other service provider of CH2M or any CH2M subsidiary (except, in the case of individuals who are not officers or directors, for increases in connection with promotions or periodic reviews in the ordinary course of business consistent with past practice), (B) grant any additional rights to severance or termination pay to, or enter into any severance agreement with, any director, officer employee or other service provider of CH2M or any CH2M subsidiary (except, in the case of individuals who are not officers or directors, such grants for severance or termination pay to a new hire employee or in connection with promotions in the ordinary course of business consistent with past practice), (C) or establish, adopt, enter into or amend any collective bargaining, welfare, fringe benefit, incentive compensation, equity compensation, bonus, profit sharing, thrift, pension, retirement, deferred compensation, termination or severance plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer, employee or other service provider of CH2M or any CH2M subsidiary (except, (x) in the case of group health or medical coverage subject to annual review in the ordinary course of business consistent with past practice, actions that would not increase the cost of such group health or medical coverage plan by more than 5% or result in an employer/employee cost sharing arrangement that is more favorable to the employee than is the case as of the date hereof, (y) in the case of collective bargaining agreements, amendments in the ordinary course of business that are not material to CH2M and CH2M subsidiaries, taken as a whole, and (z) for awards in cash in lieu of

(A) stock option awards or cash incentives that, but for the Merger Agreement, would otherwise be granted to newly hired employees and (B) restricted stock unit awards or cash incentives that, but for the Merger Agreement, would otherwise be granted to employees who are not officers in accordance with CH2M policies and practices for purposes of retention with a payout period of no more than one (1) year, with an aggregate cash award amount under sub-clauses (A) and (B) of no more than $1,000,000), (D) terminate any CH2M benefit plan or foreign benefit plan (except as contemplated by the Merger Agreement);

•	hire or appoint any executive officer (as defined by Rule 3b-7 promulgated under the Exchange Act) or director;

•	forgive any loans to service providers or any of their respective affiliates;

•	make any change in accounting policies, practices, principles, methods or procedures or payment or collection of accounts, other than as required by GAAP or by applicable law;

•	waive, release, assign, commence, compromise, settle or agree to settle any proceeding (including any proceeding relating to the Merger Agreement or the transactions contemplated hereby) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages (net of any payments or proceeds received through insurance or indemnity arrangements) not in excess of $5,000,000 individually or $10,000,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, CH2M, any CH2M subsidiary or any of their respective directors, officers, employees or agents;

•	(i) make or change any material tax election, (ii) adopt or change any material tax accounting method, (iii) file any material amendment to a tax return, (iv) enter into any closing agreement with a governmental entity with respect to taxes, (v) settle or compromise any claim or assessment in respect of material taxes, (vi) consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of taxes, or (vii) enter into any material tax sharing or similar agreement;

•	terminate or modify in any material respect any insurance policy, or fail to maintain any insurance policy with at least substantially the same coverage and on terms and conditions not less advantageous to the insured than such existing insurance policy;

•	write up, write down or write off the book value of any tangible assets, in the aggregate, in excess of $5,000,000, except for depreciation and amortization in accordance with GAAP consistently applied;

•	engage in any transactions, arrangements or understandings with any affiliate or other person or entity that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

•	enter into any contract, make any commitment or take any action that requires consent of Apollo Global Management, LLC or any of its affiliates pursuant to Section 3.2(g) of the Certificate of Designation; or

•	authorize or enter into any contract or otherwise make any commitment, in each case to do any of the foregoing.

Prior to the closing of the Merger, except as expressly permitted by the Merger Agreement or as required by applicable law, or to the extent CH2M otherwise consents in writing (which consent will not be unreasonably withheld, delayed or conditioned), Jacobs will not and will cause its subsidiaries not to do any of the following:

•	amend the Jacobs governing documents in any manner that would reasonably be expected to materially delay, impede or prevent the consummation of the transactions contemplated by the Merger Agreement or amends the terms of the Jacobs Common Stock in any manner that would reasonably be expected to be adverse in any material respect to holders of CH2M Common Stock and CH2M Preferred Stock;

•	declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock, other than quarterly dividends pursuant to the quarterly dividend program announced by Jacobs on December 1, 2016, and any share repurchases pursuant to the share repurchases program approved by the board of directors of Jacobs on July 23, 2015;

•	reclassify, combine, split, subdivide or amend the terms of, directly or indirectly, any of its capital stock or other equity interests, or authorize or propose the issuance of any other securities in lieu of or in substitution for shares of its capital stock or other equity interests;

•	merge or consolidate Jacobs with any person or entity or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Jacobs; or

•	agree, in writing or otherwise, to take any of the foregoing actions.

No-Shop; Acquisition Proposals; Change in Recommendation

No-Shop; Acquisition Proposals

Upon entry into the Merger Agreement, CH2M agreed that it will, and will cause each CH2M subsidiary and each of their respective officers, directors and employees to, and will use its reasonable best efforts to cause its other representatives to:

•	immediately cease and cause to be terminated any solicitation, encouragement, discussions or negotiations with any persons or entities that may be ongoing with respect to any Acquisition Proposal (as defined below); and

•	immediately terminate access to non-public information of CH2M relating to or in connection with any potential Acquisition Proposal and instruct each person or entity that has previously executed a confidentiality agreement in connection with such person or entity’s consideration of an Acquisition Proposal to return to CH2M or destroy any non-public information previously furnished to such person or entity or their representatives by or on behalf of CH2M.

CH2M also agreed that it will, subject to certain exceptions set forth below, not, and will cause each CH2M subsidiary and each of their respective officers, directors and employees not to, and will use its reasonable best efforts to cause its other representatives not to, directly or indirectly:

•	solicit, initiate, seek or knowingly encourage or facilitate or take any action to solicit, initiate or seek or knowingly encourage or facilitate any inquiry, expression of interest, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal;

•	enter into, participate in, maintain or continue any discussions or negotiations relating to, any Acquisition Proposal with any person or entity other than Jacobs or Merger Sub, or their respective representatives;

•	furnish (including access through any data room) to any person or entity other than Jacobs or Merger Sub any non-public information that CH2M believes or should reasonably expect would be used for the purposes of formulating any Acquisition Proposal;

•	enter into any agreement, letter of intent, memorandum of understanding, agreement in principle or contract providing for or otherwise relating to any Acquisition Proposal (other than an acceptable confidentiality agreement entered into in accordance with the terms of the Merger Agreement) (each, an “Alternative Acquisition Agreement”);

•	submit any Acquisition Proposal or any matter related thereto to a vote of the CH2M stockholders; or

•	resolve or agree to do any of the foregoing.

However, if prior to the receipt of the approval of the CH2M Merger Proposal, (i) CH2M receives a bona fide written Acquisition Proposal from a third party, (ii) such Acquisition Proposal was not solicited, initiated, encouraged, facilitated or otherwise obtained in breach, in any material respect, of the provisions of the Merger Agreement, (iii) the board of directors of CH2M determines in good faith, after consultation with CH2M’s outside legal counsel and financial advisors, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined below) and (iv) after consultation with its outside legal counsel, the board of directors of CH2M determines in good faith that the failure to take such actions would reasonably be expected to be inconsistent with its fiduciary duties to the stockholders of CH2M under applicable law, then CH2M may take the following actions:

•	furnish non-public information with respect to CH2M to the person or entity making such Acquisition Proposal pursuant to one or more acceptable confidentiality agreements; and/or

•	participate in discussions or negotiations with the person or entity making such Acquisition Proposal regarding such Acquisition Proposal.

Covenants in Connection with an Acquisition Proposal or Intervening Event

In addition, CH2M agreed in connection with the receipt of an Acquisition Proposal or in connection with an Intervening Event (as defined below), as applicable, to:

•	promptly notify Jacobs in writing in the event that CH2M receives an Acquisition Proposal or any inquiry, expression of interest, proposal, offer or request for information that could reasonably be expected to result in an Acquisition Proposal;

•	promptly provide Jacobs with a written description of the terms and conditions of any Acquisition Proposal (including any change, amendment or modification thereto) that is received by CH2M or any CH2M representative from any person or entity (other than Jacobs or Merger Sub), including the identity of the third party making any such Acquisition Proposal and copies of all documentation related thereto (including copies of any proposed Alternative Acquisition Agreements and any related financing commitments);

•	substantially concurrently provide Jacobs any information concerning CH2M provided to any person or entity making an Acquisition Proposal that was not previously provided to Jacobs or its representatives;

•	give Jacobs written notice of any determination by the board of directors of CH2M, in good faith after consultation with CH2M’s outside legal counsel and financial advisors, that an Acquisition Proposal constitutes a Superior Proposal;

•	during the four (4) business days following the notice described in the preceding bullet, negotiate with Jacobs in good faith (to the extent Jacobs desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal (provided that in the event of any material revisions to the price, financing or other material terms of the Superior Proposal, CH2M will be required to deliver a new written notice to Jacobs and provide Jacobs an additional three (3) business day negotiation period) (the covenants set forth in bullets 2 through 5 the “Acquisition Proposal Covenants”);

•	give Jacobs written notice of any determination by the board of directors of CH2M, in good faith after consultation with CH2M’s outside legal counsel and financial advisors, that, in light of an Intervening Event (which is unrelated to an Acquisition Proposal) the failure to make a Change of Board Recommendation (as defined below) would reasonably be expected to violate the fiduciary duties owed by the board of directors of CH2M to the CH2M stockholders under applicable law which notice specifies the CH2M board of directors’ reason for proposing to effect such Change of Board Recommendation (including a description of such Intervening Event in reasonable detail and inclusion of all material documentation related to the Intervening Event); and

•

during the five (5) business days following the notice described in the preceding bullet, negotiate with Jacobs in good faith (to the extent Jacobs desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement that would obviate the need for a Change of Board Recommendation in respect of such Intervening Event (the covenants set forth in bullets six through seven the “Intervening Event Covenants”).

Restrictions on Change in Recommendation

Subject to the exceptions described below, during the pendency of the Merger Agreement, neither the board of directors of CH2M nor any committee thereof will, directly or indirectly, (i) withhold, withdraw, amend, modify or qualify (or publicly propose to withhold, withdraw, amend, qualify or so modify) the CH2M board of directors recommendations set forth in the “CH2M Special Meeting Proposals” beginning on page 90 (collectively, the “CH2M Board Recommendation”) or any other approval, recommendation or declaration of advisability by the board of directors of CH2M or any such committee of the Merger or any of the transactions contemplated by the Merger Agreement, (ii) approve, recommend, endorse or otherwise declare advisable (or publicly propose to approve, recommend or otherwise declare advisable) any Acquisition Proposal, (iii) submit any Acquisition Proposal or any matter related thereto to the vote of the CH2M stockholders, (iv) fail to include the CH2M Board Recommendation in this Proxy Statement/Prospectus, (v) following the public announcement of any Acquisition Proposal (other than by the commencement of a tender offer or exchange offer), fail to issue a public press release within five (5) business days of such public announcement that the board of directors of CH2M recommends rejection of such Acquisition Proposal and expressly reaffirming the CH2M Board Recommendation, (vi) following the commencement of a tender offer or exchange offer by a third party for equity securities of CH2M, fail to recommend against acceptance by the CH2M stockholders of such tender offer or exchange offer (including for these purposes), by taking any position contemplated by Rule 14e-2 under the Exchange Act other than recommending rejection of such tender offer or exchange offer) within ten (10) business days of such commencement, or (vii) announce its intention, authorize, commit, resolve or agree to take any such foregoing actions (each such action a “Change of Board Recommendation”).

Change in Recommendation; Acquisition Proposal

Notwithstanding the foregoing restrictions preventing a Change of Board Recommendation, if prior to receipt of the approval of the CH2M Merger Proposal (i) CH2M has received a bona fide written Acquisition Proposal from a third party that was not solicited, initiated, encouraged, facilitated or otherwise obtained in breach, in any material respect, of the provisions of the Merger Agreement, (ii) the board of directors of CH2M determines in good faith, after consultation with CH2M’s outside legal counsel and financial advisors, such Acquisition Proposal constitutes a Superior Proposal, after giving effect to all of the adjustments to the terms and conditions of the Merger Agreement that have been proposed to CH2M by Jacobs in writing during the negotiation period described above, (iii) the board of directors of CH2M determines in good faith, after consultation with CH2M’s outside legal counsel and financial advisors, that a failure to make a Change of Board Recommendation and/or terminate the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal would reasonably be expected to violate the fiduciary duties owed by the board of directors of CH2M to the CH2M stockholders under applicable law and (iv) the board of directors of CH2M has fulfilled the Acquisition Proposal Covenants, then the board of directors of CH2M may take the following actions: (y) effect a Change of Board Recommendation with respect to such Superior Proposal and/or (z) terminate the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal. In connection with any such termination of the Merger Agreement, CH2M would be required to pay Jacobs the Breakup Fee of $85,444,783.80 described in greater detail under “The Merger Agreement—Termination of the Merger Agreement—Transaction Expenses; Termination Fee and Expense Fee” beginning on page 216.

Change in Recommendation; Intervening Event

Notwithstanding the foregoing restrictions preventing a Change of Board Recommendation, if prior to receipt of the approval of the CH2M Merger Proposal if the board of directors of CH2M has (i) determined in good faith, after consultation with CH2M’s outside legal counsel and financial advisors, that, in light of an

Intervening Event (which is unrelated to an Acquisition Proposal) after giving effect to all of the adjustments to the terms and conditions of the Merger Agreement that have been proposed to CH2M by Jacobs in writing during the negotiation period described above, that the failure to make a Change of Board Recommendation would reasonably be expected to violate the fiduciary duties owed by the board of directors of CH2M to the CH2M stockholders under applicable law and (ii) fulfilled the Intervening Event Covenants, then the board of directors of CH2M may effect a Change of Board Recommendation with respect to such Intervening Event.

Definition of Acquisition Proposal, Superior Proposal and Intervening Event

For purposes of this Proxy Statement/Prospectus, an “Acquisition Proposal” means any inquiry, offer, indication of interest or proposal by a bona fide third party (in writing or otherwise) concerning or relating to any (a) merger, consolidation, reorganization, recapitalization, share exchange, business combination or similar transaction involving CH2M or any CH2M subsidiary, (b) sale, lease or other disposition of assets of CH2M and/or any CH2M subsidiary representing 20% or more of the consolidated assets of CH2M (based on the fair market value thereof), (c) issuance or sale by CH2M of equity interests representing 20% or more of the voting power of CH2M or 20% or more of the outstanding shares of CH2M, (d) transaction in which any person or entity or group is proposing to acquire beneficial ownership or the right to acquire beneficial ownership or any group has been formed which beneficially owns or has the right to acquire beneficial ownership of, equity interests representing 20% or more of the voting power of CH2M or 20% or more of the outstanding shares of CH2M or (e) any combination of the foregoing (in each case, other than the Merger and other transactions contemplated by the Merger Agreement, and irrespective of whether any such transaction is a single or multi-step transaction or series of transactions).

For purposes of this Proxy Statement/Prospectus, a “Superior Proposal” means a bona fide written Acquisition Proposal (except the references therein to “20%” will be replaced by “more than 50%”) made by a third party and that was not obtained as a result of any violation of the no-shop provision in the Merger Agreement, in any material respect, that the board of directors of CH2M has determined in its good faith judgment, after consultation with CH2M’s outside legal counsel and financial advisors, (i) would, if consummated, result in a transaction that is more favorable to CH2M’s stockholders, from a financial point of view, than the Merger (after giving effect to all adjustments to any revised terms proposed by Jacobs pursuant to the applicable provision of the Merger Agreement and considering the likelihood and timing of consummation, the identity of the third party making such proposal, the type of consideration offered by such third party, and the legal, financial, conditionality, financing, regulatory and other aspects of such proposal) and (ii) is not subject to any due diligence investigation or financing condition and is fully financed with available cash on hand or otherwise fully backed by written financing commitments that are in full force and effect.

For purposes of this Proxy Statement/Prospectus, an “Intervening Event” means, with respect to CH2M, any material fact, change, event, development, condition, occurrence, circumstance, state of facts or effect that (i) first occurred or arose after the date of the Merger Agreement and prior to the CH2M Special Meeting, (ii) was not known to, or reasonably foreseeable by, any member of the board of directors of CH2M, as of or prior to the date of the Merger Agreement and (iii) did not result from or arise out of the announcement or pendency of the transactions contemplated by the Merger Agreement or the breach of the Merger Agreement by CH2M. However, in no event shall the following be taken into account in determining if there has occurred an Intervening Event: (A) the receipt, existence, or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof or any inquiry, proposal, offer, or transaction from any third party relating to an Acquisition Proposal (which, for the purposes of this Intervening Event definition, shall be read without reference to the percentage thresholds set forth in the definition thereof), (B) any changes in the market price or trading volume of Jacobs’ stock (however, the underlying reasons for such events may constitute an Intervening Event), (C) any action taken (or refrained from being taken) by any party hereto pursuant to and in compliance with such party’s express obligations under the Merger Agreement, or the consequences of any such action, (D) the timing of any consents, registrations, approvals, permits, clearances or authorizations required to be obtained prior to the Effective Time in connection with the Merger Agreement or (E) the fact that, in and of itself, CH2M exceeds any internal or published projections, estimates or expectations of CH2M’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (however, the underlying reasons for such events may constitute an Intervening Event).

Regulatory Filings and Other Actions

Subject to the terms of the Merger Agreement, Jacobs and CH2M must use their respective reasonable best efforts to (i) take appropriate actions to consummate the Merger as promptly as practicable, (ii) obtain from appropriate governmental entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained, or to avoid any action or proceeding by any governmental entity and (iii) submit any filings or notifications to the U.S. Department of State’s Directorate of Defense Trade Controls required under Section 122.4 of the International Traffic in Arms Regulations. The parties must use their respective commercially reasonable efforts to give notice and obtain any third-party consents necessary, proper or advisable to consummate the Merger. The parties further agreed that in connection with clause (i) above, each of Jacobs and CH2M will (a) promptly comply with any requests for additional information and documentary material, (b) if necessary to obtain clearance by any governmental entity before the Outside Date (but subject to the limitations set forth below), offer, negotiate, commit to, take and effect, by consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of any business or assets of Jacobs or CH2M, and any other actions that limit the freedom of action with respect to, or the ability to retain, any business or assets of Jacobs or CH2M (each of these a “Divestiture Action”) and (c) contest, defend and appeal any lawsuit or other legal proceeding, threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute that would adversely affect the ability to consummate the Merger.

Notwithstanding the foregoing, Jacobs is not required to, and CH2M is not permitted to, without the prior written consent of Jacobs, offer, negotiate, commit to, take or effect any Divestiture Action, if doing so would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of Jacobs as measured on a scale relative to CH2M, on the one hand, or CH2M, on the other hand.

Each party must (i) cooperate and coordinate with the other in the making of any filings or submissions in connection with the Merger, including by supplying the other or its outside counsel with any information required or requested by any governmental entity, (ii) consult with the other parties and consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Merger and (iii) except as prohibited by applicable law or government entity, permit authorized representatives of the other parties to be present at any meeting or conference with a governmental entity in response to a request, inquiry or investigation related to the Merger and to have access to, and be consulted in connection with, any document, opinion or proposal made or submitted to any governmental entity in connection with the Merger; provided that with respect to the competition laws of certain foreign jurisdictions Jacobs has the right, acting reasonably and in good faith, on behalf of the parties, to direct and control all communications and strategy relating to (x) obtaining any consents, approvals, authorizations or orders required to be obtained by Jacobs, CH2M or any of their respective subsidiaries or (y) contesting or avoiding any action, proceeding or litigation by any governmental entity under the applicable competition laws of such jurisdictions.

Financing; Payoff Documentation

The Merger Agreement requires Jacobs to use its reasonable best efforts to obtain the financing for the Merger on the terms and conditions described in the Term Loan Commitment Letter and Backstop Revolver Commitment Letter. In the event such financing is not available, the Merger Agreement requires Jacobs to use its reasonable best efforts to obtain alternative financing in an amount sufficient to pay the aggregate cash to be paid as Merger Consideration and the aggregate CH2M Accelerated Equity Award payments pursuant to the Merger Agreement and consummate the transactions contemplated by the Merger Agreement as promptly as practicable following the occurrence of such an event, provided Jacobs shall not be required to arrange or obtain any alternative financing having terms and conditions less favorable to Jacobs than those contained in the Term Loan Commitment Letter and Backstop Revolver Commitment Letter, as applicable.

The Merger Agreement further requires that CH2M will, and will cause its subsidiaries to, use reasonable best efforts to cooperate with Jacobs in connection with the arrangement of the Merger financing, as may be reasonably requested by Jacobs. Under the Merger Agreement, CH2M is not obligated to incur any cost or expense with respect to the financing prior to the closing of the Merger. Jacobs has agreed to indemnify and hold harmless CH2M, its subsidiaries, and their respective representatives from and against all liabilities or losses suffered or incurred by them in connection with cooperation related to the financing and to reimburse CH2M for all reasonable out-of-pocket costs and expenses incurred by CH2M in connection with its cooperation related to the financing.

In addition, the Merger Agreement contemplates that the CH2M Amended Credit Agreement and senior secured second lien notes will be repaid or redeemed at or prior to the Effective Time, and CH2M will use commercially reasonable efforts to cause the lenders to deliver customary payoff documentation in connection with such repayment or redemption. See “The Merger—Financing of the Merger” beginning on page 190.

Employee Benefits

For a period of one (1) year following the Effective Time, or such longer period as may be required by law, Jacobs will provide, or will cause to be provided, to each Continuing Employee, other than a Continuing Employees who is covered by a collective bargaining agreement, (i) cash compensation, including base salary, commission and target bonus opportunity, that is at least as favorable in the aggregate as the cash compensation opportunities provided to such Continuing Employee immediately prior to the Effective Time; (ii) benefits, not including severance and any equity compensation, on terms that are substantially similar, in the aggregate, to benefits provided to such Continuing Employee immediately prior to the Effective Time; and (iii) severance benefits in accordance with CH2M’s severance plan for a U.S. employee, or such higher amount that may be required under local law for an employee located outside of the United States.

For Continuing Employees covered by a collective bargaining agreement, the terms and conditions of employment, including salary and benefits, following the Merger will continue to be governed by the relevant collective bargaining agreement, and Jacobs will be bound by the terms of those agreements until such time as Jacobs or its affiliates negotiate a new collective bargaining agreement.

In order to fulfill its obligations to the Continuing Employees, Jacobs may continue CH2M’s benefit plans for the benefit of the Continuing Employees, or provide for the participation of the Continuing Employees, and their dependents, as applicable, in Jacobs benefit plans, or use a combination of the two approaches. In this regard:

•	To the extent Continuing Employees, and their dependents, as applicable, become participants in any of Jacobs’ benefit plans, they will receive service credit for the time they worked at CH2M to the same extent it was credited under CH2M’s benefit plans for purposes of participation eligibility and vesting, and other appropriate measures (such as minimum waiting periods), but not for the purpose of benefit accrual, equity incentive plans, eligibility for early retirement or retiree welfare benefits under a Jacobs plan, or as would otherwise result in a duplication of benefits.

•	With respect to medical benefits under Jacobs’ plans, Jacobs will waive pre-existing conditions to the extent they were waived under CH2M plans, as well as other limitations placed on coverage eligibility, and will use commercially reasonable efforts to credit deductible payments that have already been paid under CH2M plans.

•	To the extent Continuing Employees are transitioned to Jacobs’ paid time off and vacation programs, the Continuing Employee’s prior time-off accrued balance will be recognized, or employees will be paid for that accrued and unused time. Similarly, any spending account balance under a CH2M cafeteria plan will be recognized under the comparable Jacobs cafeteria plan and the applicable employee elections for the current year will be honored.

•	With respect to the CH2M 401(k) Plan, Jacobs will make matching employer contributions consistent with CH2M’s past practice for the calendar year quarter in which the Effective Time occurs.

In addition, Jacobs will specifically assume certain transaction bonus, retention, change in control, and other agreements entered into by and between CH2M and certain employees that have obligations that carry forward past the Effective Time. However, Jacobs is not required to continue the employment of any particular Continuing Employee and may amend or terminate any benefit plan of CH2M or Jacobs at any time.

The CH2M 2017 Short-Term Incentive Plan (the “AIP”) and the CH2M 2017 Performance Bonus Program (the “PBP”) will be continued but modified to be payable in two installments. First, with respect to participants in the AIP immediately prior to the Effective Time and participants in the PBP immediately prior to the Effective Time, within ten (10) business days of the Effective Time, up to 75% of such participants’ target bonus will be paid to each applicable participant based on CH2M’s performance against its metrics through September 30, 2017. Second, in early 2018 (but no later than March 15, 2018), the balance of such participants’ bonus, if any, will be paid based on actual performance against metrics for the full year. The bonus payments will be made to the participants contingent on each participant’s continued employment through the bonus payment date, except if the participant’s employment is terminated by Jacobs without cause after the Effective Time but prior to the bonus payment, the participant remains eligible for a bonus payment at the same time as other similar bonus payments are made, if earned based on the actual performance results for the full year.

The CH2M 2017 Client Account Management Sales Incentive Plan will be continued through 2017 and participants in this commission-based incentive program immediately prior to the Effective Time will continue to be eligible for payment pursuant to the plan, based on individual achievement and the terms of the plan. The bonus payments will be made to the participants contingent on each participant’s continued employment through the bonus payment date, except if the participant’s employment is terminated by Jacobs without cause after the Effective Time but prior to the bonus payment, the participant remains eligible for a bonus payment at the same time as other similar bonus payments are made, if earned based on the actual performance results.

For any Continuing Employees based outside of the United States, the obligations of Jacobs described above concerning continued compensation and benefits will be modified to the extent necessary to comply with applicable local law.

Litigation Relating to the Merger

The Merger Agreement requires CH2M (i) to promptly provide Jacobs with any pleadings and correspondence relating to any proceedings involving CH2M or any of its officers or directors relating to the Merger Agreement or the transactions contemplated thereby, including disclosures made under securities laws and regulations related thereto, (ii) to keep Jacobs reasonably informed on a reasonably current basis with respect to the status thereof, and (iii) to cooperate with Jacobs in the defense or settlement of any such proceeding. Further, no such settlement will be agreed to in respect of such litigation without the prior written consent of Jacobs (such consent not to be unreasonably withheld, delayed or conditioned). CH2M will consult and cooperate with Jacobs and will consider in good faith the views of Jacobs in connection with any stockholder litigation. In addition, to the extent reasonably practicable, CH2M will permit authorized representatives of Jacobs to be present at each meeting or conference relating to such stockholder litigation and to have access to and be consulted in connection with any document submitted in connection therewith.

CH2M Special Meeting

Under the terms of the Merger Agreement, CH2M agreed to duly call, establish a record date for, give notice of and hold the CH2M Special Meeting as soon as reasonably practicable after this registration statement is declared effective under the Securities Act for the purpose of voting on the adoption of the Merger Agreement.

CH2M agreed to not, without the consent of Jacobs, adjourn or postpone, cancel, recess or reschedule, the CH2M Special Meeting; provided, that CH2M may, without the consent of (but after consultation with) Jacobs, adjourn or postpone the CH2M Special Meeting (A) if, as of the time for which the CH2M Special Meeting is originally scheduled (as set forth in this Proxy Statement/Prospectus), there are insufficient shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the CH2M Special Meeting, (B) if the failure to adjourn or postpone the CH2M Special Meeting would reasonably be expected to be a violation of applicable law or for the distribution of any required supplement or amendment to this Proxy Statement/Prospectus or (C) to solicit additional proxies if CH2M reasonably determines that it is advisable or necessary to do so in order to obtain the CH2M Stockholder Approval.

Except to the extent that the board of directors of CH2M shall have effected a Change of Board Recommendation pursuant to the terms and conditions of the Merger Agreement, CH2M agreed to use its reasonable best efforts to obtain the approval of the CH2M Merger Proposal and to include in this Proxy Statement/Prospectus the CH2M Board Recommendation.

Director and Officer Indemnification and Insurance

For a period of six (6) years from and after the Effective Time, Jacobs and the surviving corporation will indemnify and hold harmless all past and present directors and officers of CH2M to the same extent such persons are indemnified as of the date of the Merger Agreement by CH2M pursuant to applicable law, CH2M’s Charter, CH2M’s Bylaws and indemnification agreements in existence on the date of the Merger Agreement with any directors or officers of CH2M and made available to Jacobs prior to the date of the Merger Agreement, in each case arising out of acts or omissions in their capacity as directors or officers of CH2M occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Merger). Jacobs and the surviving corporation will advance as incurred expenses (including reasonable legal fees and expenses) to all past and present directors and officers of CH2M incurred in the defense of any suit, claim, action, litigation, mediation, hearing, audit, criminal prosecution, arbitration or other proceeding with respect to the matters subject to indemnification pursuant to the Merger Agreement in accordance with the procedures set forth in CH2M’s Bylaws and indemnification agreements in existence on the date of the Merger Agreement and made available to Jacobs prior to the date of the Merger Agreement, subject to the surviving corporation’s receipt of an undertaking by or on behalf of such person to repay such expenses if it is ultimately determined that such person is not entitled to indemnification pursuant to the Merger Agreement. In the event of any proceeding pursuant to which any person may claim indemnification pursuant to the relevant section of the Merger Agreement, (i) the surviving corporation may control the defense of any such proceeding (other than in respect of any proceeding that seeks non-monetary relief or involves criminal or quasi-criminal allegations) and (ii) no person or entity who may claim indemnification pursuant to the relevant section of the Merger Agreement may settle, compromise, or consent to the entry of any judgment in any such proceeding without the prior written consent of the surviving corporation, such consent not to be unreasonably withheld, conditioned or delayed.

For a period of six (6) years from and after the Effective Time, Jacobs will cause the certificate of incorporation and bylaws of the surviving corporation to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to directors and officers of CH2M for periods at or prior to the Effective Time than are currently set forth in CH2M’s Charter and CH2M’s Bylaws. Jacobs and the surviving corporation will cause the indemnification agreements in existence on the date of the Merger Agreement and made available to Jacobs prior to the date of the Merger Agreement with any of the directors or officers of CH2M to continue in full force and effect in accordance with their terms following the Effective Time.

For a period of six (6) years from and after the Effective Time, the surviving corporation will maintain for the benefit of CH2M’s directors and officers, as of the date of the Merger Agreement and as of the Effective

Time, an insurance and indemnification policy that provides coverage for events occurring on or prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than CH2M’s existing policy, or, if substantially equivalent insurance coverage is unavailable, the best available coverage. However, the surviving corporation will not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement.

In the event Jacobs or the surviving corporation (i) consolidates with or merges into any other entity and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person or entity, then proper provision will be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, will assume the obligations set forth in the Merger Agreement with respect to indemnification and insurance.

The obligations described in this section will (i) continue, notwithstanding any six-year limitation referred to above, until the final disposition of any suit, action, proceeding or investigation brought or commenced during such six-year period and (ii) not be terminated or modified in such a manner as to adversely affect any indemnitee to whom the provisions of the Merger Agreement relating to insurance and indemnification applies without the consent of such affected indemnitee. The parties expressly agreed that the indemnitees to whom the provisions of the Merger Agreement relating to insurance and indemnification apply are third-party beneficiaries of such provisions of the Merger Agreement.

Directors and Officers of Jacobs

Prior to the closing of the Merger, Jacobs will take all actions necessary such that, effective as of the Effective Time, the number of directors constituting the board of directors of Jacobs will be increased by one and that such vacancy shall be filled by one director from the board of directors of CH2M who qualifies as an “independent director” under applicable NYSE rules.

Other Covenants and Agreements

The Merger Agreement contains additional covenants, including, among others, covenants relating to notices, access to information of CH2M, public announcements concerning the transactions contemplated by the Merger Agreement, applicability of state takeover laws, obligations of Merger Sub, exemptions to Section 16 of the Exchange Act, the deregistration under the Exchange Act of the shares of CH2M Common Stock, the notification of listing of additional shares with the NYSE with respect to shares of Jacobs Common Stock, the resignation of CH2M directors, the delivery by CH2M to Jacobs of a FIRPTA certificate and the notification by CH2M to its insurers of events of which CH2M has knowledge that arose prior to the closing of the Merger and are reasonably expected to be covered within the terms CH2M’s insurance policies.

Conditions to the Merger

The Merger Agreement contains customary closing conditions, including the following conditions that apply to the obligations of both Jacobs and CH2M to consummate the Merger:

•	the approval of the CH2M Merger Proposal shall have been obtained;

•	the expiration or termination of applicable waiting periods under, or receipt of the applicable consents under, the HSR Act and certain foreign antitrust and competition laws;

•	the absence of any order, applicable law or other legal restraints of certain specified governmental authorities enjoining or otherwise prohibiting the consummation of the Merger;

•

the effectiveness of this registration statement in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of this registration statement shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced or threatened unless subsequently withdrawn;

•	the shares of Jacobs Common Stock to be issued in the Merger shall have been authorized and approved for listing on the NYSE subject to official notice of issuance;

•	the accuracy of certain representations and warranties of each of Jacobs and CH2M contained in the Merger Agreement (subject to specified materiality qualifications), and receipt of an officer’s certificate from each party to that effect;

•	the performance in all material respects by each of Jacobs and CH2M of all obligations required to be performed by such party under the Merger Agreement and receipt of an officer’s certificate from each party to that effect; and

•	since August 1, 2017, there shall not have occurred any change, event, development, condition, occurrence or effect or state of facts that has had a material adverse effect on either Jacobs or CH2M and the receipt of an officer’s certificate from each party to that effect.

The consummation of the Merger is not subject to a financing condition.

Termination of the Merger Agreement

The Merger Agreement may be terminated by mutual written consent of Jacobs and CH2M at any time prior to the Effective Time. In addition, subject to other terms of the Merger Agreement, the Merger Agreement may be terminated by either Jacobs or CH2M if:

•	a specified governmental entity has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, which order or other action has become final and nonappealable;

•	any law is in effect which makes the Merger illegal or prohibits or otherwise prevents the consummation of the Merger;

•	the Effective Time has not occurred on or before the Outside Date, which Outside Date may be extended to August 1, 2018 in certain circumstances; or

•	approval of the CH2M Merger Proposal is not obtained at the CH2M Special Meeting or at any adjournment or postponement thereof.

Subject to other the terms of the Merger Agreement, the Merger Agreement may be terminated by CH2M if:

•	prior to the receipt of approval of the CH2M Merger Proposal, (i) the CH2M board of directors has effected a change of recommendation in response to a superior alternative acquisition proposal, (ii) CH2M enters into a definitive agreement with respect to such alternative acquisition proposal and (iii) CH2M pays to Jacobs the Breakup Fee described below; or

•	(i) Jacobs or Merger Sub has breached any of its representations, warranties or covenants such that certain conditions to the Merger cannot be satisfied; (ii) CH2M has delivered written notice to Jacobs of such breach; and (iii) such breach is not capable of cure or, if curable, has not been cured in all material respects prior to the earlier of the Outside Date and twenty (20) days after the written notice of such breach.

Subject to the other terms of the Merger Agreement, the Merger Agreement may be terminated by Jacobs if:

•

at any time prior to the Effective Time, (i) the board of directors of CH2M effects a change of board recommendation with respect to the Merger Agreement; (ii) CH2M enters into a definitive agreement with respect to an alternative acquisition proposal; (iii) the board of directors of CH2M publicly recommends any alternative acquisition proposal; (iv) where an alternative acquisition proposal has been publicly disclosed and the board of directors of CH2M fails to publicly reaffirm its recommendation of the Merger within a certain number of business days after such disclosure; (v) a tender offer or exchange offer for the equity securities of CH2M is commenced by a bona fide third party and the board of directors of CH2M fails to recommend against acceptance (including by taking any position contemplated by Rule 14e-2 under the Exchange Act other than recommending rejection of such tender offer or exchange offer) within a ten (10) business days after such commencement; or (vi) the board of directors of CH2M formally resolves to take or announces its intention to take any of the foregoing actions (each, a “Triggering Event”); or

•	(i) CH2M has breached any of its representations, warranties or covenants such that certain conditions to the Merger cannot be satisfied; (ii) Jacobs has delivered written notice to CH2M of such breach; and (iii) such breach is not capable of cure or, if curable, has not been cured in all material respects prior to the earlier of the Outside Date and twenty (20) days after the written notice of such breach.

Transaction Expenses; Termination Fee and Expense Fee

CH2M must pay Jacobs a termination fee of $85,444,783.80 (the “Breakup Fee”), less any Expense Fee (as defined below) previously paid to Jacobs pursuant to the terms of the Merger Agreement, if:

•	CH2M terminates the Merger Agreement to enter into a definitive agreement with respect to a superior alternative acquisition proposal in accordance with the terms of the Merger Agreement;

•	Jacobs terminates the Merger Agreement in connection with a Triggering Event; or

•	the Merger Agreement is terminated because (i) the Merger has not been consummated before the Outside Date, (ii) CH2M has breached any of its representations, warranties or covenants such that certain conditions to the Merger cannot be satisfied or (iii) approval of the CH2M Merger Proposal shall not have been obtained at the CH2M Special Meeting or at any adjournment or postponement thereof and, in each case, an alternative acquisition proposal has been publicly announced or become publicly known and is not withdrawn prior to such termination, and at any time within twelve (12) months of such termination, CH2M enters into a definitive written agreement in respect of, or consummates, any alternative acquisition proposal.

Each party will generally pay its own fees and expenses in connection with the Merger, whether or not the Merger is completed. However, CH2M must reimburse Jacobs for its reasonable and documented out-of-pocket expenses in connection with the Merger Agreement (including its negotiation) and the transactions contemplated by the Merger Agreement, in an amount not to exceed $15.0 million (the “Expense Fee”) if approval of the CH2M Merger Proposal shall not have been obtained at the CH2M Special Meeting or at any adjournment or postponement thereof.

Effect of Termination

In the event the Merger Agreement is terminated in accordance with the termination provisions in the Merger Agreement, the Merger Agreement will become void and of no effect, and there will be no liability or obligation of Jacobs, Merger Sub, or CH2M or their respective subsidiaries, officers or directors except (i) the confidentiality agreement between Jacobs and CH2M and certain other provisions of the Merger Agreement, and (ii) any liabilities or damages incurred or suffered by a party as a result of the fraud or willful and material breach by another party of any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement prior to such termination, in each case will survive the termination of the Merger Agreement.

Amendment; Extension; Waiver

The parties may amend the Merger Agreement at any time prior to the Effective Time, either before or after the CH2M Special Meeting by their written agreement. However, after receipt of approval of the CH2M Merger

Proposal, no amendment may be made that requires further approval by the CH2M stockholders under applicable law unless such further approval is obtained. Notwithstanding the foregoing, certain sections of the Merger Agreement may not be amended, waived or supplemented in a manner adverse to the financing sources without the prior written consent of the financing sources.

Prior to the Effective Time, the parties may, to the extent permitted by applicable law and under the terms of the Merger Agreement, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any uncured inaccuracies in the representations and warranties contained in the Merger Agreement made to Jacobs or CH2M by the other party, and (iii) waive compliance with any of the agreements or conditions under the Merger Agreement. Any agreement by a party to such extension or waiver must be in a writing signed by the applicable party. Any delay in exercising any right under the Merger Agreement does not constitute a waiver of, or estoppel with respect to, such right.

Specific Performance

The parties to the Merger Agreement have agreed that irreparable damage would occur if any provisions of the Merger Agreement is not performed in accordance with its specific terms or is otherwise breached. The parties agreed that, prior to the valid termination of the Merger Agreement pursuant to the provisions described under “The Merger Agreement—Termination of the Merger Agreement” beginning on page 215, each party is entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of the Merger Agreement and to specifically enforce the terms and provisions of the Merger Agreement and in addition to any other remedy to which they are entitled at law or in equity. The parties further agreed that, in the event of any action for specific performance in respect of such breach or violation, no party will assert the defense that a remedy at law would be adequate or that the consideration reflected in the Merger Agreement was inadequate or that the terms of the Merger Agreement were not just and reasonable.

Governing Law

The Merger Agreement is governed by, and construed in accordance with, the laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware, and any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, in any way relating to the Merger Agreement or any of the transactions contemplated by the Merger Agreement shall also be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Notwithstanding the foregoing, Jacobs and CH2M agreed that, except as specifically set forth in the Term Loan Facility Commitment Letter and the Backstop Revolving Commitment Letter, that any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the financing sources in any way relating to the Merger Agreement or any of the transactions contemplated by the Merger Agreement, including but not limited to any dispute arising out of or relating in any way to the Term Loan Commitment Letter or the Backstop Revolver Commitment Letter or the performance thereof, will be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of Law or conflict of laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

THE VOTING AND SUPPORT AGREEMENT

The following summary describes certain material provisions of the Voting Agreement (as defined below) and is qualified in its entirety by reference to the Voting Agreement. A copy of the Voting Agreement is attached to this Proxy Statement/Prospectus as Annex B and is incorporated by reference into this Proxy Statement/Prospectus. This summary does not purport to be complete and may not contain all of the information about the Voting Agreement that may be important to you. We encourage you to carefully read the Voting Agreement in its entirety for a more complete understanding of the Voting Agreement.

In connection with the execution of the Merger Agreement, Jacobs entered into the Voting Agreement with Apollo, pursuant to which Apollo, who owns 100% of the issued and outstanding CH2M Preferred Stock, which is convertible into approximately [●]% of the issued and outstanding shares of CH2M Common Stock as of the Record Date, has agreed to, among other things, vote all of its shares of CH2M Preferred Stock in favor of the adoption of the Merger Agreement and against any competing transaction. Apollo also agreed not to solicit or engage in negotiations with respect to any alternative Acquisition Proposal. Apollo is not required to vote the owned voting shares in favor of approval of certain amendments or modifications to the Merger Agreement. The Voting Agreement will terminate upon the earlier of (i) the conclusion of the CH2M Special Meeting and (ii) the termination of the Merger Agreement in accordance with its terms.

In addition, Apollo agreed not to (i) sell, transfer, pledge or otherwise encumber or dispose of its CH2M Preferred Stock or any shares of CH2M Common Stock into which such shares of CH2M Preferred Stock may be converted (the “Owned Shares”) or (ii) grant any proxies or powers of attorney with respect to the Owned Shares.

DESCRIPTION OF JACOBS STOCK

The following description of material terms of the capital stock of Jacobs is a summary of certain terms, does not purport to be complete and is qualified in its entirety by reference to the Jacobs Charter (as defined below) and the Jacobs Bylaws (as defined below), which are exhibits to the registration statement to which this Proxy Statement/Prospectus relates, and to the applicable provisions of Delaware law. To find out where copies of these documents can be obtained, see “Where You Can Find More Information” on page 237.

Authorized Shares of Capital Stock of Jacobs

Under the Jacobs amended and restated certificate of incorporation, amended on January 27, 2014 (the “Jacobs Charter”), Jacobs is authorized to issue an aggregate of 241 million shares of capital stock, divided into classes as follows:

•	240 million shares of Jacobs Common Stock; and

•	1 million shares of preferred stock, par value $1.00 per share (“Jacobs Preferred Stock”).

As of the close of business on the Record Date, there were [●] shares of Jacobs Common Stock outstanding and [●] shares of Jacobs Preferred Stock outstanding. All outstanding Jacobs shares are fully paid and nonassessable.

Upon the closing of the Merger, each outstanding share of CH2M Common Stock immediately prior to the closing will automatically be converted into the right to receive, at the election of the holder thereof, the following Merger Consideration, in each case without interest: (i) Mixed Election Consideration consisting of $52.85 in cash, without interest, and 0.6677 shares of Jacobs Common Stock, (ii) Cash Election Consideration consisting of $88.08 in cash, without interest or (iii) Stock Election Consideration consisting of 1.6693 shares of Jacobs Common Stock, in each case in exchange for such share of CH2M Common Stock. Each share of CH2M Preferred Stock issued and outstanding immediately prior to the closing of the Merger shall be deemed converted into shares of CH2M Common Stock and automatically converted into the right to receive, at the election of the holder thereof, the Mixed Election Consideration, the Cash Election Consideration or the Stock Election Consideration. Upon the closing of the Merger, Jacobs expects to issue approximately 20,769,473 shares of Jacobs Common Stock to CH2M stockholders in connection with the Merger. It is expected that, immediately following the closing of the Merger, there will be a total of approximately 141,084,589 shares of Jacobs Common Stock outstanding.

Common Stock

Voting

Pursuant to the Jacobs Charter and the Jacobs amended and restated bylaws, amended on January 19, 2017 (the “Jacobs Bylaws”), except as may be provided by the board of directors of Jacobs in a preferred stock designation or by law, the holders of Jacobs Common Stock shall have the exclusive right to vote on the election of directors and on all other matters requiring stockholder action, each share being entitled to one (1) vote. Any action at a meeting at which a quorum is present will be decided by a majority of the votes properly cast, except that the affirmative vote of holders of not less than two-thirds of the total voting power of all outstanding shares entitled to vote in the ordinary election of directors of Jacobs, voting as a single class, shall be required (i) to adopt any agreement for, or to approve, the merger or consolidation of Jacobs with or into any other corporation except for mergers with respect to which no stockholder vote is required under Section 253 of the DGCL or any successor section, (ii) to authorize any sale, lease transfer, exchange, mortgage, pledge or other disposition to any other corporation, person or entity of all or substantially all of the assets of Jacobs, (iii) to authorize the issuance or transfer by Jacobs of any voting securities of Jacobs in exchange for payment for the securities or assets of any other corporation, person or entity if such authorization is otherwise required by law or by any agreement between Jacobs and any national securities exchange or by any other agreement to which Jacobs is a party, or (iv) to adopt a plan or proposal for the liquidation or dissolution of Jacobs. Holders of shares of Jacobs Common Stock are not entitled to cumulate their votes in the election of directors.

Except as otherwise provided by law, and subject to any voting rights granted to holders of any outstanding Jacobs Preferred Stock, the Jacobs Charter may not be repealed, amended or otherwise modified directly or indirectly in any respect that would reduce or diminish in any manner any requirement for stockholder or director approval unless such repeal or amendment is approved by the affirmative vote of the holders, voting as a single class, of not less than two-thirds of the total voting power of all outstanding Jacobs securities that are entitled to vote in the ordinary election of directors. However, Jacobs reserves the right to amend, alter, change or repeal any provision in the Jacobs Charter subject to the aforementioned reservation.

Dividends

Except as may be provided by the board of directors of Jacobs in a preferred stock designation or by law, dividends may be declared and paid or set apart from payment upon the Jacobs Common Stock out of any assets or funds of Jacobs legally available for the payment of dividends.

Liquidation Rights

Except as may be provided by the board of directors of Jacobs in a preferred stock designation or by law, upon the voluntary or involuntary liquidation, dissolution or winding up of Jacobs, the net assets of Jacobs shall be distributed pro rata to the holders of the Jacobs Common Stock in accordance with their respective rights and interests.

Preferred Stock

Jacobs is authorized to issue up to 1 million shares of Jacobs Preferred Stock. The Jacobs Charter authorizes the Jacobs board of directors to issue these shares in one or more series, and to fix the number of shares in any series, the designation, relative powers, preferences and rights and qualifications, limitations and restrictions of all shares of such series, including the determination of voting powers, redemption rights, dividend rights, dissolution rights, conversion or exchange rights, subscription or purchase rights, sinking fund provisions, and any other relative, participating, optional or other special powers, preferences, rights, qualifications, limitations or restrictions thereof as shall be determined by the Jacobs board of directors by resolution providing for the issuance of such preferred stock designation.

The number of authorized shares of Jacobs Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of holders of not less than 75% of the total voting power of all outstanding shares of Jacobs then entitled to vote generally in the election of directors, voting as a single class.

Takeover Defenses

The Jacobs Charter and the Jacobs Bylaws include a number of anti-takeover provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Jacobs board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

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Advance Notice Requirements. The Jacobs Bylaws establish advance notice procedures with regard to the nomination by stockholders of candidates for election as directors or the proposal by stockholders of business to be brought before meetings of stockholders. These procedures provide that notice of stockholder nominations and proposals must be timely and given in writing to the Jacobs Secretary.

Generally, to be timely, notice must be delivered to the Jacobs Secretary at the principal executive office of Jacobs not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain the information required by the Jacobs Bylaws, including, in the case of nominations, the completed and signed questionnaire, representation and agreement, as applicable.

•	Special Meetings of Stockholders. The Jacobs Charter provides that except as may be provided by Section 151(g) of the DGCL (or its successor statute as in effect from time to time) special meetings of stockholders may be called at any time by only the Jacobs board of directors, a committee of the board of directors that has been duly designated by the Jacobs board of directors or whose powers and authority include the power to call such meetings, or by the Chairman of the Jacobs board of directors. Special meetings may not be called by any other person or persons.

•	No Written Consent of Stockholders. The Jacobs Charter and Jacobs Bylaws provide that subject to any rights granted in a preferred stock designation to any series of Jacobs Preferred Stock, any action required or permitted to be taken by stockholders must be effected at an annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

•	Amendment of Bylaws. The Jacobs board of directors is expressly authorized to make, repeal, alter, amend or rescind the Jacobs Bylaws. Further, the Jacobs Bylaws may not be made, repealed, amended or rescinded by the stockholders without obtaining the affirmative vote of the holders of not less than seventy-five percent (75%) of the total voting power of all the outstanding shares of Jacobs then entitled to vote generally in the election of directors, voting as a single class.

•	Authorized Shares. The authorized but unissued shares of Jacobs Common Stock and Jacobs Preferred Stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Jacobs Common Stock and Jacobs Preferred Stock could render more difficult or discourage an attempt to obtain control of Jacobs by means of a proxy contest, tender offer, merger or otherwise. In addition, the ability of the Jacobs board of directors to establish the rights and issue substantial amounts of Jacobs Preferred Stock without the need for stockholder approval may delay or deter a change in control of Jacobs.

•	Filling of Board Vacancies; Removal. Unless the Jacobs board of directors of Jacobs otherwise determines or otherwise required by applicable law, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Jacobs board of directors, or by a sole remaining director. Each such director will hold office until the next election of directors and until such director’s successor is elected and qualified, or until the director’s earlier death, resignation or removal. The Jacobs board of directors is entitled to increase or decrease the size of the Jacobs board without stockholder approval.

•	Change of Control. The Jacobs Charter provides that Jacobs may not undertake a merger or sale of substantially all of its assets without obtaining the affirmative vote of at least sixty-six and two-thirds percent (66.67%) of the voting power of the shares of capital stock present in person or represented by proxy at a stockholder meeting called to consider such transaction and entitled to vote thereon.

Business Combinations with Interested Stockholders

Jacobs is subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any interested stockholder for a period of three (3) years following the time that such stockholder became an interested stockholder, unless: (1) prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines generally “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 of the DGCL defines an interested stockholder as any entity or person who, together with such entity or person’s associates and affiliates, beneficially owns 15% or more of the outstanding voting stock of the corporation.

Number of Directors

The Jacobs Charter provides that the size of the Jacobs board of directors will be determined from time to time by resolution adopted by the affirmative vote of a majority of the entire board of directors, and shall consist of not less than three (3) directors nor more than twenty-one (21) directors. The Jacobs Bylaws provide that the board of directors shall consist of ten (10) directors. Prior to the Merger, Jacobs will take all actions reasonably necessary to expand the number of members of the Jacobs board of directors by one, and, effective as of immediately following the Effective Time, Jacobs will appoint one (1) director from the CH2M board of directors who qualifies as an “independent director” under applicable NYSE rules to the Jacobs board of directors, to serve in such capacity until his or her successor is duly elected or appointed and qualified in accordance with applicable law.

Indemnification and Limitation on Director’s Liability

The Jacobs Charter provides that Jacobs shall indemnify to the fullest extent permitted by Delaware law, any director or officer who is made or threatened to be made a party to any proceeding by reason of the fact that he, his testator or intestate, is or was a director or officer of Jacobs or by reason of the fact that such director or officer, at the request of Jacobs, is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity. In addition, no director or officer of Jacobs shall be personally liable to the Jacobs or its stockholders for monetary damages for breach of fiduciary duty as a director, except that a director’s liability shall not be eliminated with respect to a breach in such director’s duty of loyalty to Jacobs or its stockholders, acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of law, violations of Section 174 of the DGCL, or any transaction where such director derived an improper personal benefit.

The Jacobs Bylaws provide each of the following:

Jacobs shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Jacobs) by reason of the fact that he is or was a director, officer or employee of Jacobs, or is or was serving at the request of Jacobs as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise or as a member of any committee or similar body, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Jacobs, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of Jacobs, and, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

Jacobs shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Jacobs to procure a judgment in its favor by reason of the fact that he is or was a director, officer or employee of Jacobs, or is or was serving at the request of Jacobs as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, or as a member of any committee or similar body, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Jacobs, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Jacobs unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by Jacobs in advance of the final disposition of such action, suit or proceeding as authorized by the Jacobs board of directors upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by Jacobs. Such expenses incurred by other employees may be so paid upon such terms and conditions, if any, as the Jacobs board of directors deems appropriate, provided that advances shall paid by Jacobs within twenty (20) days after the receipt by Jacobs of a written statement or statements from the claimant requesting such advance or advances from time to time.

COMPARISON OF STOCKHOLDERS RIGHTS

The following is a summary discussion of the material differences, as of the date of this document, between the rights of Jacobs stockholders and the rights of CH2M stockholders. The following description does not purport to be a complete statement of all the differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Stockholders should read carefully the relevant provisions of the DGCL, the Jacobs Charter and Jacobs Bylaws, the CH2M Charter and the CH2M Bylaws. Jacobs and CH2M have filed with the SEC their respective governing documents referenced in this summary of stockholder rights and will send copies to you without charge, upon your request. See “Where You Can Find More Information” beginning on page 237.

The rights of the Jacobs stockholders are governed by the Jacobs Charter and Jacobs Bylaws, as well as the DGCL. The rights of the CH2M stockholders are governed by the CH2M Charter, the CH2M Bylaws, the DGCL and in the case of the Series A Preferred Stock, CH2M’s Investor Rights Agreement (the “Investor Rights Agreement”). Upon completion of the Merger, the rights of CH2M stockholders that receive Jacobs Common Stock in the Merger will be governed by the Jacobs Charter and the Jacobs Bylaws, as well as the DGCL.

	RIGHTS OF CH2M STOCKHOLDERS	RIGHTS OF JACOBS STOCKHOLDERS
Capitalization

The authorized shares of capital stock of CH2M consist of:

•  100 million shares of CH2M Common Stock; and

•  50 million shares of CH2M Preferred Stock.

CH2M filed a Certificate of Designation on June 22, 2015, designating Series A Preferred Stock, par value $0.01 per share. The Certificate of Designation authorized CH2M to issue 10,000,000 shares of Series A Preferred Stock, each with an original issue price of $62.22 (the “Original Issue Price”).

As of the Record Date, there were [●] shares of CH2M Common Stock issued and outstanding and [●] shares of CH2M Preferred Stock issued and outstanding.

The authorized shares of capital stock of Jacobs consist of:

•  240 million shares of Jacobs Common Stock; and

•  1 million shares of Jacobs Preferred Stock.

As of the Record Date, there were [●] shares of Jacobs Common stock issued and outstanding and no shares of Jacobs Preferred Stock issued and outstanding.

Conversion of Shares

Pursuant to the Certificate of Designation, any holder of outstanding shares of Series A Preferred Stock may elect, from time to time, to convert any or all of such holder’s shares of Series A Preferred Stock into CH2M Common Stock.

Immediately prior to the closing of any firm-commitment, underwritten public offering of CH2M in which the aggregate proceeds to CH2M exceed $200.0 million (before deduction of underwriters’ discounts

Holders of Jacobs Common Stock do not have conversion rights. The rights with respect to the authorized shares of Jacobs Preferred Stock have not yet been designated.

	RIGHTS OF CH2M STOCKHOLDERS	RIGHTS OF JACOBS STOCKHOLDERS

and commissions) and CH2M’s shares will be listed on the NYSE, its NYSE MKT or the Nasdaq Stock Market, all outstanding shares of Series A Preferred Stock are automatically converted into shares of CH2M Common Stock.

Upon any conversion of the Series A Preferred Stock, such shares will be converted into shares of CH2M Common Stock equal to (i) the Original Issue Price, multiplied by the number of shares of Series A Preferred Stock to be converted, plus all accumulated and unpaid dividends thereon, divided by (ii) the conversion price then in effect. The original conversion price was $62.22 and is subject to certain anti-dilution adjustments and adjustments upon CH2M’s failure to timely undertake certain transactions that would provide greater liquidity to the Series A Preferred Stock.

Restrictions on Transfer

Under the CH2M Charter and the CH2M Bylaws, CH2M Common Stock is restricted as follows:

Limited Transferability. Except for sales in the internal market maintained by CH2M or as otherwise provided for in the CH2M Bylaws, no employee or director of, or consultant to, or employee benefit plan or employee benefit trust of CH2M (or former employee or director of, or consultant to CH2M) may sell, assign, pledge, transfer or otherwise dispose of or encumber any shares of CH2M Common Stock without the prior written approval of CH2M.

Subject to limited exceptions, the Investor Rights Agreement prohibits the holder of the Series A Preferred Stock from transferring such CH2M Preferred Stock or any CH2M Common Stock issuable thereunder without the consent of CH2M until earlier of (i) the termination of all lock-up periods following a qualifying initial public offering of CH2M on a public market, (ii) 30 days following the fifth anniversary of the initial issuance if CH2M has not delivered notice of its intent to undertake a qualifying initial public offering of CH2M and (iii) the sixth anniversary of the initial issuance.

Under the Jacobs Bylaws, the board of directors of Jacobs may make such rules and regulations as it may deem expedient, concerning the issue, transfer and registration of certificates for shares of the stock of Jacobs, provided that such rules and regulations are not inconsistent with the Jacobs Bylaws.

	RIGHTS OF CH2M STOCKHOLDERS	RIGHTS OF JACOBS STOCKHOLDERS

CH2M Right of First Refusal. If any holder of CH2M Common Stock (other than shares of CH2M Common Stock issued upon conversion of shares of CH2M Preferred Stock) who is a current or former employee or director of, or a consultant to CH2M desires to sell any of such CH2M Common Stock (other than through the limited market maintained by CH2M) to any current or former employee or director of, or a consultant to CH2M, CH2M shall have a right of first refusal to purchase all, but not less than all, of the shares at the offer price.

CH2M Right to Repurchase upon Termination of Affiliation. All shares of CH2M Common Stock (other than shares of CH2M Common Stock issued upon conversion of shares of CH2M Preferred Stock) held by a person who is an employee or director of, or a consultant to CH2M are subject to CH2M’s right to repurchase all of such shares in the event that such holder’s affiliation with CH2M as an employee, director or consultant is terminated.

Dividends and Other Distributions

Dividends accrue and compound on the Series A Preferred Stock on a quarterly basis, whether or not declared, at the rate of 7.0% per annum on the sum of the Original Issue Price plus all unpaid dividends. The interest rate may increase to 10.0% or 15.0% upon CH2M’s failure to timely undertake certain transactions that would provide greater liquidity to the Series A Preferred Stock.

Subject to any rights to receive dividends to which the holders of the shares of any other class or series of stock may be entitled, the holders of shares of CH2M Common Stock shall be entitled to receive dividends, if and when declared payable from time to time by the CH2M board of directors, from any funds legally available therefor. Any dividends on the CH2M Common Stock will not be cumulative.

Upon the dissolution, liquidation, or winding up of CH2M, after payment in full of the amounts required to be paid to holders of CH2M Preferred Stock, if any, the

Holders of Jacobs Common Stock do not have express rights to dividends or other distributions. The rights with respect to the authorized shares of Jacobs Preferred Stock have not yet been designated.

On December 1, 2016, Jacobs announced that its board of directors had approved the initiation of a cash dividend program. A quarterly dividend of $0.15 per share was paid on June 16, 2017, to Jacobs stockholders of record as of the close of business on May 19, 2017. A quarterly dividend of $0.15 per share was paid on September 1, 2017 to Jacobs stockholders of record as of the close of business on August 4, 2017. Future dividend payments are subject to review and approval by the Jacobs board of directors.

	RIGHTS OF CH2M STOCKHOLDERS	RIGHTS OF JACOBS STOCKHOLDERS

holders of CH2M Common Stock shall be entitled to participate in the distribution of any assets of CH2M remaining after CH2M shall have paid, or provided for payment of, all debts and liabilities of CH2M.

In the event of any liquidation, dissolution or winding up of CH2M, whether voluntary or involuntary, or any other transaction deemed a liquidation event pursuant to the Certificate of Designation (including a sale of CH2M) (a “Liquidation”), each outstanding share of Series A Preferred Stock will be entitled to be paid the greater of (i) the Original Issue Price for such shares plus accrued and unpaid dividends thereon, (ii) the Original Issue Price for such shares plus the unpaid dividends accrued and that would have accrued on such shares through the fifth anniversary of the original issuance thereof and (iii) the amount that would have been received if such share of Series A Preferred Stock had been converted into CH2M Common Stock immediately prior to such Liquidation.

Preemptive Rights

Pursuant to the CH2M Charter, no stockholder of CH2M shall have any preemptive rights to purchase any shares to be sold or issued by CH2M, either of the presently existing classes or a class established in the future whether the issuance be as original sale or distribution or sale or distribution of treasury stock, except as such rights are provided pursuant to contract.

Under the Investor Rights Agreement, the holder of Series A Preferred Stock is entitled to preemptive rights.

No holder of shares of Jacobs Common Stock is entitled to preemptive rights.

Number and Election of Directors

The CH2M Bylaws provide that the size of the CH2M board of directors shall be fixed from time to time by the CH2M board of directors, provided that the majority of the CH2M board of directors must consist of employees of CH2M.

The CH2M board of directors is classified and is divided into three classes. A single class of directors is elected each year at the annual meeting of CH2M stockholders and

The Jacobs Charter provides that the size of the Jacobs board of directors will be determined from time to time by resolution adopted by the affirmative vote of a majority of the entire Jacobs board of directors, and shall consist of not less than three (3) directors nor more than twenty-one (21) directors.

The Jacobs Bylaws provide that the board of directors shall consist of ten (10) directors

	RIGHTS OF CH2M STOCKHOLDERS	RIGHTS OF JACOBS STOCKHOLDERS

hold their offices until their successors are elected and qualified at the third succeeding annual meeting of CH2M stockholders or their earlier resignation or removal.

A nominee for director shall be elected if the votes cast “FOR” such nominee’s election exceed the votes cast “AGAINST” such nominee’s election at any meeting of the CH2M stockholders at which a quorum is present; except:

•  In a contested election directors are elected by a plurality of votes cast at a meeting of the CH2M stockholders where a quorum is present.

until changed by a duly adopted amendment to the Jacobs Bylaws. Prior to the Merger, Jacobs will take all actions reasonably necessary to expand the number of members of the Jacobs board of directors by one, and, effective as of immediately following the Effective Time, Jacobs will appoint one director from the CH2M board of directors who qualifies as an “independent director” under applicable NYSE rules to the Jacobs board of directors, to serve in such capacity until his or her successor is duly elected or appointed and qualified in accordance with applicable law.

All directors of Jacobs are elected each year at the annual meeting of Jacobs stockholders and hold their offices until their successors are elected and qualified or their earlier resignation or removal.

Directors are elected by a majority of the votes cast at a meeting of the Jacobs stockholders where a quorum is present, except as follows:

•  If in a non-contested election an incumbent director receives more “WITHHELD” and “AGAINST” votes than “FOR” votes, such director must resign and the remainder of the Jacobs board of directors must determine whether to accept such resignation.

•  In a contested election directors are elected by a plurality of votes cast at a meeting of the Jacobs stockholders where a quorum is present.

Removal of Directors

The CH2M Charter and Bylaws provide that no director may be removed from office as a director by vote or other action of the CH2M stockholders or otherwise except for cause, and then only by the affirmative vote of the holders of at least two-thirds of the total voting power of the outstanding shares of stock of CH2M entitled to vote generally in the election of directors, voting together as a single class.

Notwithstanding the foregoing, whenever holders of outstanding shares of one or more series of CH2M Preferred Stock are entitled

The Jacobs Charter and Jacobs Bylaws provide that any director may be removed from office with or without cause but only by the affirmative vote of not less than a majority of the total voting power of the outstanding shares of Jacobs stock entitled to vote generally in the election of directors, voting together as a single class.

	RIGHTS OF CH2M STOCKHOLDERS	RIGHTS OF JACOBS STOCKHOLDERS
to elect members of the board of directors, any such director may be removed in accordance with the provisions of the CH2M Charter (including any certificate of designations relating to any series of CH2M Preferred Stock) or the resolutions of the CH2M board of directors establishing such series of CH2M Preferred Stock.

Vacancies on the board of directors	The CH2M Charter and CH2M Bylaws provide that, subject to the rights of the holders of any one or more series of CH2M Preferred Stock, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the CH2M board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled solely by the affirmative vote of a majority of the remaining CH2M directors then in office, though less than a quorum. CH2M stockholders may not present business at a special meeting of stockholders.

The Jacobs Charter and Jacobs Bylaws provide that newly created directorships resulting from an increase in the number of directors may be filled by a majority of the Jacobs board of directors then in office, provided that a quorum is present, and any other vacancy occurring in the board of directors may be filled by a majority of the Jacobs directors then in office, even if less than a quorum, or by a sole remaining director.

The Jacobs Bylaws provide that special meetings of the Jacobs stockholders for any purpose or purposes may be called by the Jacobs board of directors and that special meetings may not be called by any other person or persons. At any special meeting of the Jacobs stockholders, only such business shall be conducted or considered, as shall have been properly brought before the meeting pursuant to the notice of meeting. Nominations of persons for election to the Jacobs board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the notice of meeting (a) by the Jacobs Board or (b) by any Jacobs stockholder who (i) is a stockholder of record at the applicable time, (ii) is entitled to vote at the meeting and (iii) complies with the procedures the Jacobs Bylaws as to such nomination. The preceding is the exclusive means for a Jacobs stockholder to make nominations or other business proposals before a special meeting of stockholders.

Nominations of Directors and Stockholder Proposals	Stockholders of CH2M may nominate a person for election as director or present business for consideration by the stockholders at an annual meeting in accordance with the CH2M Bylaws, subject to the advanced notice provisions, further	Under the Jacobs Bylaws, stockholders entitled to vote at a meeting for the election of directors may nominate candidates for election to the board of directors at an annual meeting of stockholders or present business for consideration by the

	RIGHTS OF CH2M STOCKHOLDERS	RIGHTS OF JACOBS STOCKHOLDERS
	described in “Advance Notice for Annual Stockholder Meetings” below.	stockholders at an annual meeting, subject to the advanced notice provisions, further described in “Advance Notice for Annual Stockholder Meetings” below.

Advance Notice for Annual Stockholder Meetings	Under the CH2M Bylaws, no business (including nominations for director) may be brought before an annual meeting by a stockholder unless written notice is delivered to the CH2M Secretary not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. However, if the next annual meeting is to be held on a date that is more than 30 days before or more than 70 days after such anniversary, then such notice must be received not earlier than the 120th day and not later than the later of the 90th day prior to the date of such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made by CH2M.	Under the Jacobs Bylaws, no business (including nominations for director) may be brought before an annual meeting by a stockholder unless written notice is provided to the Jacobs Secretary. To be timely, notice must be delivered to the Jacobs Secretary at the principal executive office of Jacobs not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. However, if the next annual meeting is to be held on a date that is more than 30 days before or more than 60 days after such anniversary, then such notice must be received not earlier than the 120th day and not later than the later of the 90th day prior to the date of such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made by Jacobs.

Voting by Stockholders	The CH2M Charter and the CH2M Bylaws provide that except as otherwise required by law, or as otherwise fixed by resolution of the CH2M board of directors with respect to one or more series of CH2M Preferred Stock, the entire voting power shall be vested exclusively in the holders of CH2M Common Stock, and each stockholder who at the time possesses voting power for any purpose shall be entitled to one vote for each share of such stock. Any action at a meeting at which a quorum is present will be decided by a majority of the votes properly cast, except that the affirmative vote of (i) two-thirds of the voting power of the outstanding shares entitled to vote in the election of directors shall be required for the removal of a director and for the amendment of the CH2M Bylaws, and (ii) a plurality of the total voting power of all outstanding shares entitled to vote in the ordinary election of directors of CH2M shall be required for the election of a director in certain instances, as further described in “Number and Election of Directors” above. The holders of CH2M	Pursuant to the Jacobs Charter and Jacobs Bylaws, except as may be provided by the Jacobs board of directors in a preferred stock designation or by law, the holders of Jacobs Common Stock shall have the exclusive right to vote on the election of directors and on all other matters requiring stockholder action, each share being entitled to one vote. Any action at a meeting at which a quorum is present will be decided by a majority of the votes properly cast, except that the affirmative vote of holders of not less than two-thirds of the total voting power of all outstanding shares entitled to vote in the ordinary election of directors of Jacobs, voting as a single class, shall be required (i) to adopt any agreement for, or to approve, the merger or consolidation of Jacobs with or into any other corporation except for mergers for which no stockholder vote is required under Section 253 of the DGCL or any successor section, (ii) to authorize any sale, lease transfer, exchange, mortgage, pledge or other disposition to any other corporation, person or entity of all or

	RIGHTS OF CH2M STOCKHOLDERS	RIGHTS OF JACOBS STOCKHOLDERS

Common Stock do not have cumulative voting rights.

Each holder of CH2M Preferred Stock is entitled to vote with the holders of CH2M Common Stock, voting together as a single class, with respect to all matters presented to the stockholders of CH2M. Each share of CH2M Preferred Stock is entitled to a number of votes equal to the number of shares of CH2M Common Stock into which such share of CH2M Preferred Stock is then convertible. In addition, pursuant to the Certificate of Designation, CH2M may not take certain actions without first having obtained the affirmative vote or waiver of the holders of a majority of the CH2M Preferred Stock. These actions include, without limitation: (a) increasing the authorized number of shares of CH2M Preferred Stock; (b) conducting certain liquidation events in which the holders of CH2M Preferred Stock would receive less than $600 million in cash or liquid assets; (c) effecting or allowing the registration or listing on a securities exchange of any securities of CH2M other than in accordance with post-registration or post-listing restrictions on transfer of CH2M Common Stock as further described therein; (d) entering into agreements for certain acquisitions, joint ventures or investments, except, in certain circumstances, those involving amounts of $100 million or less; (e) entering into any new line of business; and (f) increasing the number of directors of the CH2M board of directors to more than 13.

substantially all of the assets of Jacobs, (iii) to authorize the issuance or transfer by Jacobs of any voting securities of Jacobs in exchange for payment for the securities or assets of any other corporation, person or entity if such authorization is otherwise required by law or by any agreement between Jacobs and any national securities exchange or by any other agreement to which Jacobs is a party, or (iv) to adopt a plan or proposal for the liquidation or dissolution of Jacobs. Holders of shares of Jacobs Common Stock are not entitled to cumulate their votes in the election of directors.

The number of authorized shares of Jacobs Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of holders of not less than 75% of the total voting power of all outstanding shares of Jacobs then entitled to vote generally in the election of directors, voting as a single class.

Exclusive Forum	The CH2M Charter provides that, unless CH2M consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of CH2M, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of CH2M to CH2M or CH2M’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the	The Jacobs Bylaws provide that, unless Jacobs consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Jacobs, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of Jacobs to Jacobs or Jacobs’ stockholders, (iii) any action asserting a claim against Jacobs or any director or officer or other employee of Jacobs arising pursuant to any provision of

	RIGHTS OF CH2M STOCKHOLDERS	RIGHTS OF JACOBS STOCKHOLDERS
	CH2M Charter or the CH2M Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine.	the DGCL or the Jacobs’ Charter or Jacobs’ Bylaws, or (iv) any action asserting a claim against Jacobs or any director or officer or other employee of Jacobs governed by the internal affairs doctrine shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).

Action by Written Consent	Under the CH2M Charter, actions required to be taken at any annual or special meeting of CH2M stockholders, or any action which may be taken at any annual or special meeting of the CH2M stockholders, may not be taken by written consent of stockholders in lieu of a meeting.	The Jacobs Charter and Jacobs Bylaws provide that subject to any rights granted in a preferred stock designation to any series of CH2M Preferred Stock, any action required or permitted to be taken by Jacobs stockholders must be effected at an annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

Amendment of Charter	The CH2M Charter provides that CH2M reserves the right to amend, alter, change, or repeal any provision contained in the CH2M Charter in addition to the rights granted to the CH2M stockholders under Delaware law.

The Jacobs Charter provides that Jacobs reserves the right to amend, alter, change or repeal any provision in the Jacobs Charter subject to the aforementioned reservation in addition to the rights granted to the Jacobs stockholders under Delaware law.

Notwithstanding the foregoing, and subject to any voting rights granted to holders of any Jacobs Preferred Stock, the Jacobs Charter may not be repealed, amended or otherwise modified directly or indirectly in any respect that would reduce or diminish in any manner any requirement for stockholder or director approval unless such repeal or amendment is approved by the affirmative vote of the holders, voting as a single class, of not less than two-thirds of the total voting power of all outstanding Jacobs securities that are entitled to vote in the ordinary election of directors.

Amendment of Bylaws; New Bylaws	The CH2M Bylaws may be amended, altered or repealed by (i) the CH2M board of directors or (ii) the affirmative vote of the holders of at least two-thirds of the total voting power of the outstanding shares of capital stock of CH2M entitled to vote generally in the election of directors, voting together as a single class.	The Jacobs Bylaws may be amended, altered or repealed by (i) the Jacobs board of directors or (ii) the affirmative vote of the holders of not less than 75% of the total voting power of all the outstanding securities of Jacobs then entitled to vote generally in the election of directors, voting together as a single class.

EXPERTS

The consolidated financial statements of Jacobs Engineering Group Inc. appearing in Jacobs Engineering Group Inc.’s Annual Report (Form 10-K) for the year ended September 30, 2016, and the effectiveness of Jacobs Engineering Group Inc.’s internal control over financial reporting as of September 30, 2016 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of CH2M HILL Companies, Ltd. at December 30, 2016 and December 25, 2015, and for each of the years in the three-year period ended December 30, 2016, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the reports of such firm given upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of Jacobs Common Stock to be issued pursuant to the Merger will be passed upon for Jacobs by Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to Jacobs.

DEADLINE FOR CH2M STOCKHOLDER PROPOSALS

As of the date of this Proxy Statement/Prospectus, the CH2M board of directors knows of no matters that will be presented for consideration at the CH2M Special Meeting other than as described in this Proxy Statement/Prospectus.

Under the CH2M Bylaws, the CH2M stockholders are not permitted to propose business to be brought before a special meeting of the CH2M stockholders.

CH2M will not hold the 2018 annual meeting of stockholders, unless the Merger is not consummated.

Under the CH2M Bylaws, no business (including nominations for director) may be brought before an annual meeting by a stockholder unless written notice is delivered to CH2M’s secretary (containing certain information specified in the Bylaws about the stockholder and the proposed action) not less than 90 nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting — that is, with respect to the 2018 annual meeting, between February 5, 2018 and March 7, 2018. However, if the 2018 annual meeting of CH2M is to be held on a date that is more than 30 days before or more than 70 days after June 5, 2018 (the first anniversary of the 2017 annual meeting), then such notice must be received not earlier than the 120th day and not later than the later of the 90th day prior to the date of the 2018 annual meeting of CH2M or the 10th day following the day on which public announcement of the date of the 2018 annual meeting of CH2M is first made by CH2M.

If a CH2M stockholder wishing to bring such a proposal does not provide notice of the proposal to CH2M’s secretary within the time period specified in the CH2M Bylaws, the chairman of the meeting shall have the power to declare that the proposed business will not be transacted at the annual meeting of CH2M. These requirements are separate from the SEC’s requirements that a stockholder must meet in order to have a stockholder proposal included in CH2M’s proxy statement. Any notices should be sent to Thomas M. McCoy, Executive Vice President, General Counsel and Corporate Secretary, CH2M HILL Companies, Ltd., 9191 South Jamaica Street, Englewood, Colorado 80112.

CH2M stockholders interested in submitting a Rule 14a-8 proposal for inclusion in the proxy materials, including proposals regarding director nominees for election, for the annual meeting of stockholders in 2018 may do so by following the procedures prescribed in Rule 14a-8, under the Exchange Act. To be eligible for inclusion, stockholder proposals must be received by CH2M’s secretary no later than December 25, 2017. Any proposals should be sent to Thomas M. McCoy, Executive Vice President, General Counsel and Corporate Secretary, CH2M HILL Companies, Ltd., 9191 South Jamaica Street, Englewood, Colorado 80112.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Jacobs to incorporate certain information into this Proxy Statement/Prospectus by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this Proxy Statement/Prospectus. The documents that are incorporated by reference contain important information about Jacobs and you should read this Proxy Statement/Prospectus together with any other documents incorporated by reference in this Proxy Statement/Prospectus. This Proxy Statement/Prospectus incorporates by reference the following documents that have previously been filed with the SEC by Jacobs (other than, in each case, documents and information deemed to have been furnished and not filed in accordance with SEC rules):

Jacobs SEC Filings (File No. 1-7463)	Period
Annual Report on Form 10-K	Fiscal year ended September 30, 2016, filed on November 22, 2016.

Definitive Proxy Statement on Schedule 14A	2017 Annual Meeting of Stockholders, filed on December
9, 2016 (but only the information therein that is
incorporated by reference into Part III of Jacobs’ Annual
Report on Form 10-K for the fiscal year ended
September 30, 2016).

Quarterly Report on Form 10-Q	Quarterly period ended December 30, 2016, filed on February 8, 2017; quarterly period ended March 31, 2017, filed on May 9, 2017; and quarterly period ended June 30, 2017, filed on August 8, 2017.

Current Reports on Form 8-K and Form 8-K/A	Filed on August 2, 2017, May 15, 2017, January 24, 2017, January 3, 2017, December 2, 2016, and October 14, 2016.

In addition, Jacobs is incorporating by reference any documents it may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the CH2M Special Meeting, provided, however, that Jacobs is not incorporating by reference any information therein that is furnished rather than filed. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for the purposes of this Proxy Statement/Prospectus to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Jacobs and CH2M file annual, quarterly and current reports, proxy statements and other information with the SEC. The public may read and copy any materials Jacobs or CH2M file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.You can also obtain Jacobs’ and CH2M’s SEC reports by visiting each of Jacobs’ website at http://www.invest.jacobs.com under “Filings and reports” and on CH2M’s website at http://www.ir.ch2m.com under “Financial Information.” By referring to Jacobs’ website, CH2M’s website, and the SEC’s website, Jacobs and CH2M do not incorporate any such website or its contents into this Proxy Statement/Prospectus. The shares of Jacobs Common Stock are listed on the NYSE under the trading symbol of “JEC.”

CH2M has engaged Georgeson LLC as its proxy solicitor for the CH2M Special Meeting. Any questions about the Merger, requests for additional copies of documents or assistance voting your CH2M shares may be directed to Georgeson LLC:

Toll Free: (888) 566-8006

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

Neither Jacobs nor CH2M has authorized anyone to give any information or make any representation about Jacobs, CH2M or the Merger that is different from, or in addition to, that contained in this Proxy Statement/Prospectus or in any of the materials that have been incorporated into this Proxy Statement/Prospectus. Therefore, if anyone does give you information of this kind, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this Proxy Statement/Prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this Proxy Statement/Prospectus does not extend to you. The information contained in this Proxy Statement/Prospectus is accurate only as of the date of this Proxy Statement/Prospectus unless the information specifically indicates that another date applies

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements as of December 30, 2016 and December 25, 2015 and for the Three Year Period Ended December 30, 2016

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-4
Consolidated Statements of Comprehensive Income (Loss)	F-5
Consolidated Statement of Stockholders’ Equity	F-6
Consolidated Statements of Cash Flows	F-8
Notes to Consolidated Financial Statements	F-10

Unaudited Consolidated Financial Statements as of June 30, 2017 and December 30, 2016 and for the Three and Six Months Ended June 30, 2017 and June 24, 2016

Consolidated Balance Sheets	F-57
Consolidated Statements of Operations	F-58
Consolidated Statements of Comprehensive Income (Loss)	F-59
Consolidated Statements of Cash Flows	F-60
Notes to Consolidated Financial Statements	F-61

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

CH2M HILL Companies, Ltd.:

We have audited the accompanying consolidated balance sheets of CH2M HILL Companies, Ltd. and subsidiaries (the Company) as of December 30, 2016 and December 25, 2015, and the related consolidated statements of operations, comprehensive (loss) income, stockholders’ equity, and cash flows for each of the years in the three year period ended December 30, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CH2M HILL Companies, Ltd. and its subsidiaries as of December 30, 2016 and December 25, 2015, and the results of their operations and their cash flows for each of the years in the three year period ended December 30, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Denver, Colorado

March 7, 2017

except for the effects of changes in reportable operating segments, as discussed in Notes 1, 8 and 17, and discontinued operations, as discussed in Notes 1, 2, 4, 5, 8, 12, 13, 17, 18 and 20, as to which the date is September 19, 2017

CH2M HILL COMPANIES, LTD. AND SUBSIDIARIES

Consolidated Balance Sheet

(Dollars in thousands)

	December 30, 2016	December 25, 2015
ASSETS
Current assets:
Cash and cash equivalents	$121,365	$148,979
Receivables, net—
Client accounts	602,363	717,337
Unbilled revenue	529,779	600,988
Other	11,469	17,209
Income tax receivable	18,375	19,800
Prepaid expenses and other current assets	92,097	91,585
Current assets of discontinued operations	14,449	75,293

Total current assets	1,389,897	1,671,191
Investments in unconsolidated affiliates	66,329	84,296
Property, plant and equipment, net	246,596	199,465
Goodwill	477,752	510,985
Intangible assets, net	38,024	59,011
Deferred income taxes	363,251	255,385
Employee benefit plan assets and other	86,777	76,765
Long-term assets of discontinued operations	1,836	4,201

Total assets	$2,670,462	$2,861,299

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$2,242	$2,069
Accounts payable and accrued subcontractor costs	394,934	453,797
Billings in excess of revenue	227,501	265,000
Accrued payroll and employee related liabilities	272,458	328,585
Other accrued liabilities	210,121	244,918
Current liabilities of discontinued operations	208,105	181,956

Total current liabilities	1,315,361	1,476,325
Long-term employee related liabilities	308,118	599,033
Long-term debt	495,632	299,593
Other long-term liabilities	105,813	109,017

Total liabilities	2,224,924	2,483,968
Commitments and contingencies (Note 19)
Stockholders’ equity:
Preferred stock, $0.01 par value, 50,000,000 shares authorized of which 10,000,000 are designated as Series A; 4,821,600 and 3,214,400 issued and outstanding at December 30, 2016 and as of December 25, 2015, respectively	48	32
Common stock, $0.01 par value, 100,000,000 shares authorized; 25,148,399 and 26,282,913 issued and outstanding at December 30, 2016 and December 25, 2015, respectively	251	263
Additional paid-in capital	169,573	125,381
Retained earnings	586,252	561,213
Accumulated other comprehensive loss	(209,408)	(274,704)

Total CH2M common stockholders’ equity	546,716	412,185
Noncontrolling interests—continuing operations	(8,643)	11,942
Noncontrolling interests—discontinued operations	(92,535)	(46,796)

Total stockholders’ equity	445,538	377,331

Total liabilities and stockholders’ equity	$2,670,462	$2,861,299

The accompanying notes are an integral part of these consolidated financial statements.

CH2M HILL COMPANIES, LTD. AND SUBSIDIARIES

Consolidated Statements of Operations

(Dollars in thousands except per share amounts)

	December 30,	For the years ended December 25,	December 31,
	2016	2015	2014
Gross revenue	$5,195,667	$5,149,781	$5,216,524
Equity in earnings of joint ventures and affiliated companies	51,957	46,765	54,918
Operating expenses:
Direct cost of services	(4,288,408)	(4,144,293)	(4,112,330)
Selling, general and administrative	(909,254)	(924,301)	(1,076,000)
Impairment losses on goodwill and intangibles	—	—	(27,766)

Operating income	49,962	127,952	55,346
Other income (expense):
Interest income	544	211	704
Interest expense	(16,183)	(14,551)	(14,926)

Income from continuing operations before provision for income taxes	34,323	113,612	41,124
Benefit (provision) for income taxes from continuing operations	87,148	(28,762)	(46,958)

Net income (loss) from continuing operations	121,471	84,850	(5,834)
Net (loss) income from discontinued operations	(245,725)	7,267	(312,768)

Net (loss) income	(124,254)	92,117	(318,602)
Less: income attributable to noncontrolling interests from continuing operations	(4,611)	(3,830)	(6,606)
Less: loss (income) attributable to noncontrolling interests from discontinued operations	143,903	(7,884)	143,671

Net income (loss) attributable to CH2M	$15,038	$80,403	$(181,537)

Net income (loss) attributable to CH2M per common share[1]:
Basic net income (loss) from continuing operations per common share	$0.26	$2.64	$(0.44)
Basic net loss from discontinued operations per common share	(0.23)	(0.02)	(5.98)

Basic net income (loss) per common share	$0.03	$2.62	$(6.42)

Diluted net income (loss) from continuing operations per common share	$0.26	$2.63	$(0.44)
Diluted net loss from discontinued operations per common share	(0.23)	(0.02)	(5.98)

Diluted net income (loss) per common share	$0.03	$2.61	$(6.42)

Basic weighted average number of common shares	25,648,091	27,119,498	28,256,864

Diluted weighted average number of common shares	25,732,114	27,181,179	28,256,864

[1]	Represents net (loss) income attributable to CH2M less (i) income allocated to preferred stockholders of $152 for the year ended December 30, 2016 and $4,279 for the year ended December 25, 2015, respectively, and (ii) accrued dividends attributable to preferred stockholders of $14,006 and $5,088 for the years ended December 30, 2016 and December 25, 2015, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

CH2M HILL COMPANIES, LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

(Dollars in thousands)

	December 30,	December 25,	December 31,
	2016	2015	2014
Net (loss) income	$(124,254)	$92,117	$(318,602)
Other comprehensive income (loss):
Foreign currency translation adjustments	(27,141)	(32,181)	(23,903)
Benefit plan adjustments, net of tax	92,437	29,834	(109,279)
Unrealized loss on available-for-sale securities:
Loss on available-for-sale securities and other, net of tax	—	—	(27)
Less: reclassification adjustment for gains included in net income, net of tax	—	—	(185)

Other comprehensive income (loss)	65,296	(2,347)	(133,394)

Comprehensive (loss) income	(58,958)	89,770	(451,996)
Less: income attributable to noncontrolling interests from continuing operations	17,501	3,830	6,606
Less: (loss) income attributable to noncontrolling interests from discontinued operations	(143,903)	7,884	(143,671)

Comprehensive income (loss) attributable to CH2M	$67,444	$78,056	$(314,931)

The accompanying notes are an integral part of these consolidated financial statements.

CH2M HILL COMPANIES, LTD. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

(Dollars in thousands)

					Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interest[1]	Total Stockholders’ Equity
	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount
Balance at December 31, 2013	—	$—	28,782,277	$288	$—	$763,095	$(138,963)	$18,164	$642,584
Net loss attributable to CH2M	—	—	—	—	—	(181,537)	—	—	(181,537)
Income attributable to noncontrolling interests from continuing operations	—	—	—	—	—	—	—	6,606	6,606
Loss attributable to noncontrolling interests from discontinued operations	—	—	—	—	—	—	—	(143,671)	(143,671)
Other comprehensive (loss) income:
Foreign currency translation adjustments	—	—	—	—	—	—	(23,903)	—	(23,903)
Benefit plan adjustments, net of tax	—	—	—	—	—	—	(109,279)	—	(109,279)
Unrealized loss on equity investments, net of tax	—	—	—	—	—	—	(27)	—	(27)
Reclassification adjustment for gains included in net income, net of tax	—	—	—	—	—	—	(185)	—	(185)
Distributions to affiliates, net— continuing operations	—	—	—	—	—	—	—	(6,289)	(6,289)
Shares issued in connection with stock based compensation and employee benefit plans	—	—	934,514	9	48,949	—	—	—	48,958
Shares issued in connection with purchase of TERA	—	—	170,088	2	10,829	—	—	—	10,831
Shares purchased and retired	—	—	(2,563,309)	(26)	(59,778)	(96,716)	—	—	(156,520)

Balance at December 31, 2014	—	$—	27,323,570	$273	$—	$484,842	$(272,357)	$(125,190)	$87,568
Net income attributable to CH2M	—	—	—	—	—	80,403	—	—	80,403
Income attributable to noncontrolling interests from continuing operations	—	—	—	—	—	—	—	3,830	3,830
Income attributable to noncontrolling interests from discontinued operations	—	—	—	—	—	—	—	7,884	7,884
Other comprehensive (loss) income:
Foreign currency translation adjustments	—	—	—	—	—	—	(32,181)	—	(32,181)
Benefit plan adjustments, net of tax	—	—	—	—	—	—	29,834	—	29,834
Distributions to affiliates, net— continuing operations	—	—	—	—	—	—	—	(3,732)	(3,732)
Investments in affiliates, net— discontinued operations	—	—	—	—	—	—	—	82,354	82,354
Shares issued in connection with stock based compensation and employee benefit plans	—	—	607,846	6	32,968	—	—	—	32,974
Series A Preferred Stock issued for cash	3,214,400	32	—	—	191,645	—	—	—	191,677
Shares purchased and retired	—	—	(1,648,503)	(16)	(99,232)	(4,032)	—	—	(103,280)

Balance at December 25, 2015	3,214,400	32	26,282,913	263	125,381	561,213	(274,704)	(34,854)	377,331
Cumulative retained earnings adjustment due to ASU 2016-09						11,078			11,078

Balance at December 26, 2015	3,214,400	32	26,282,913	263	125,381	572,291	(274,704)	(34,854)	388,409

					Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interest[1]	Total Stockholders’ Equity
	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount
Net income attributable to CH2M	—	—	—	—	—	15,038	—	—	15,038
Income attributable to noncontrolling interests from continuing operations	—	—	—	—	—	—	—	4,611	4,611
Loss attributable to noncontrolling interests from discontinued operations	—	—	—	—	—	—	—	(143,903)	(143,903)
Other comprehensive (loss) income:
Foreign currency translation adjustments	—	—	—	—	—	—	(27,141)	—	(27,141)
Benefit plan adjustments, net of tax	—	—	—	—	—	—	79,547	—	79,547
Shares issued to noncontrolling interest in Halcrow Group Limited	—	—	—	—	11,838	—	12,890	(24,688)	40
Acquisition of controlling interest in joint venture	—	—	—	—	—	—		6,058	6,058
Distributions to affiliates, net— continuing operations	—	—	—	—	—	—	—	(6,566)	(6,566)
Investments in affiliates, net— discontinued operations	—	—	—	—	—	—	—	98,164	98,164
Shares issued in connection with stock based compensation and employee benefit plans	—	—	581,502	6	36,289	—	—	—	36,295
Series A Preferred Stock issued for cash	1,607,200	16	—	—	100,861	(1,077)	—	—	99,800
Shares purchased and retired	—	—	(1,716,016)	(18)	(104,796)	—	—	—	(104,814)

Balance at December 30, 2016	4,821,600	$48	25,148,399	$251	$169,573	$586,252	$(209,408)	$(101,178)	$445,538

[1]	Noncontrolling interest balances as of December 30, 2016, December 25, 2015, December 31, 2014 and December 31, 2013 represent the combined balance of the noncontrolling interests – continuing operations and noncontrolling interests – discontinued operations.

The accompanying notes are an integral part of these consolidated financial statements.

CH2M HILL COMPANIES, LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Dollars in thousands)

	For The Years Ended
	December 30, 2016	December 25, 2015	December 31, 2014
Cash flows from operating activities:
Net (loss) income	$(124,254)	$92,117	$(318,602)
Adjustments to reconcile net income to net cash provided by (used in) continuing operating activities:
Net loss (income) from discontinued operations	245,725	(7,267)	312,768
Depreciation and amortization	60,945	70,217	89,341
Stock-based employee compensation	36,295	32,975	48,958
Loss (gain) on disposal of property, plant and equipment	4,003	(3,823)	(660)
Loss on goodwill and intangible impairment	—	—	27,766
Allowance for uncollectible accounts	5,864	2,013	2,582
Deferred income taxes	(112,471)	(5,274)	(62,500)
Undistributed earnings from unconsolidated affiliates	(51,957)	(46,765)	(54,918)
Distributions of income from unconsolidated affiliates	50,302	53,313	52,909
Contributions to defined benefit pension plans	(153,993)	(37,100)	(38,327)
Gain on pension curtailment and settlements	(5,802)	—	—
Excess tax benefits (costs) from stock-based compensation	3,918	(6,980)	7,628
Changes in assets and liabilities, net of businesses acquired:
Receivables and unbilled revenue	183,766	(5,799)	(83,897)
Prepaid expenses and other	(13,324)	(9,271)	(4,936)
Accounts payable and accrued subcontractor costs	(80,068)	6,685	6,164
Billings in excess of revenues	(32,788)	(1,518)	(150,106)
Accrued payroll and employee related liabilities	(49,654)	50,851	(34,945)
Other accrued liabilities	(13,490)	35,388	37,970
Current income taxes	(1,475)	9,880	(16,238)
Long-term employee related liabilities and other	(2,526)	21,691	32,663

Net cash (used in) provided by operating activities from continuing operations	(50,984)	251,333	(146,380)
Net cash (used in) provided by operating activities from discontinued operations	(194,531)	(148,178)	213,308

Net cash (used in) provided by operating activities	(245,515)	103,155	66,928
Cash flows from investing activities:
Capital expenditures	(98,899)	(26,825)	(74,863)
Acquisition related payments	(18,004)	—	(87,607)
Investments in unconsolidated affiliates	(15,797)	(30,392)	(16,477)
Distributions of capital from unconsolidated affiliates	17,496	31,420	14,280
Proceeds from sale of operating assets	3,067	40,952	1,875
Other investing activities	—	—	864

Net cash (used in) provided by investing activities from continuing operations	(112,137)	15,155	(161,928)
Net cash used in investing activities from discontinued operations	(169)	(6,598)	—

Net cash (used in) provided by investing activities	(112,306)	8,557	(161,928)

	For The Years Ended
	December 30, 2016	December 25, 2015	December 31, 2014
Cash flows from financing activities:
Borrowings on long-term debt	2,342,358	2,350,385	1,882,655
Payments on long-term debt	(2,148,633)	(2,561,919)	(1,760,670)
Repurchases and retirements of common stock	(104,814)	(96,301)	(164,343)
Proceeds from issuance of preferred stock	99,800	191,677	—
Payments related to net settlement of stock based compensation	(4,117)	(4,840)	(6,502)
Net distributions to noncontrolling interests for continuing operations	(6,526)	(3,732)	(6,289)

Net cash provided by (used in) financing activities from continuing operations	178,068	(124,730)	(55,149)
Net cash provided by financing activities from discontinued operations	98,164	82,354	—

Net cash provided by (used in) financing activities	276,232	(42,376)	(55,149)
Effect of exchange rate changes on cash	15,597	(3,792)	(12,635)

(Decrease) increase in cash and cash equivalents	(65,992)	65,544	(162,784)
Cash and cash equivalents from continuing operations, beginning of period	$148,979	$117,089	$228,239
Cash and cash equivalents from discontinued operations, beginning of period	48,042	14,388	66,022

Cash and cash equivalents, beginning of period	$197,021	$131,477	$294,261
Cash and cash equivalents from continuing operations, end of period	$121,365	$148,979	$117,089
Cash and cash equivalents from discontinued operations, end of period	9,664	48,042	14,388

Cash and cash equivalents, end of period	$131,029	$197,021	$131,477

Supplemental disclosures:
Cash paid for interest	$15,279	$14,375	$15,169
Cash paid for income taxes	$10,890	$24,391	$30,070

The accompanying notes are an integral part of these consolidated financial statements.

CH2M HILL COMPANIES, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 30, 2016

(1) Summary of Business and Significant Accounting Policies

Summary of Business

CH2M HILL Companies, Ltd. and subsidiaries (“We”, “Our”, “CH2M” or the “Company”) is a large employee-controlled professional engineering services firm, founded in 1946, providing engineering, construction, consulting, design, design-build, procurement, engineering-procurement-construction (“EPC”), operations and maintenance, program management and technical services to U.S. federal, state, municipal and local government agencies, national governments, as well as private industry and utilities, around the world. A substantial portion of our professional fees are derived from projects that are funded directly or indirectly by government entities.

Retrospective Revisions for Reportable Operating Segments and Discontinued Operations

These financial statements retrospectively revise and reclass certain previously reported financial information included in our Annual Report on Form 10-K for the year ended December 30, 2016, which was filed with the Securities and Exchange Commission on March 7, 2017 (“Original Filing”), to reflect the subsequent changes in reportable operating segments resulting from the implementation of a new organizational structure and the presentation of our fixed-price Power EPC business as discontinued operations. Other than to reflect the subsequent changes in reportable operating segments and the presentation of our fixed-price Power EPC business as discontinued operations as described above, we have not otherwise amended or restated our audited consolidated financial statements, which were included in our Original Filing.

Basic Presentation and Principles of Consolidation

The consolidated financial statements (referred to herein as “financial statements”) are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the accounts of CH2M and all of its wholly owned subsidiaries after elimination of all intercompany accounts and transactions. Partially owned affiliates and joint ventures are evaluated for consolidation. The consolidated financial statements include the accounts of all joint ventures in which the Company is the primary beneficiary.

The equity method of accounting is used for investments in companies which we do not control. Our consolidated net income includes our proportionate share of the net income or loss of these companies. The cost method of accounting is used for our investments in companies that we do not control and for which we do not have the ability to exercise significant influence over operating and financial policies. These investments are recorded at cost.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments, and assumptions. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Actual results could differ from our estimates.

Capital Structure

Our Company has authorized 100,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of Class A preferred stock, par value $0.01 per share. The bylaws and articles of incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

provide for the imposition of certain restrictions on the stock including, but not limited to, the right but not the obligation to repurchase shares upon termination of employment or affiliation, the right of first refusal and ownership limits.

Change in Fiscal Year End

On March 30, 2015, in order to accommodate our financial accounting systems and the timely gathering and reporting of financial information, we changed our reporting period from a calendar year ending on December 31 of each year to a fiscal year ending on the last Friday of December of each year, which in certain years results in a 53-week fiscal year. Our fiscal quarters also end on the last Friday of March, June, and September. This change has been retroactively applied as if it was adopted as of January 1, 2015. The change in fiscal year-end did not have a material effect on the comparability of the periods presented.

Foreign Currency Translation

All assets and liabilities of our foreign subsidiaries are translated into U.S. dollars as of each balance sheet date. Translation gains and losses related to permanent investments in foreign subsidiaries are reflected in stockholders’ equity as part of accumulated other comprehensive loss. Revenues and expenses are translated at the average exchange rate for the period and included in the consolidated statements of operations. Foreign currency transaction gains and losses are recognized as incurred in the consolidated statements of operations.

Revenue Recognition

We earn revenue from different types of services performed under various types of contracts, including cost-plus, fixed-price and time-and-materials. We evaluate contractual arrangements to determine how to recognize revenue. We primarily perform engineering and construction related services and recognize revenue for these contracts on the percentage-of-completion method where progress towards completion is measured by relating the actual cost of work performed to date to the current estimated total cost of the respective contract. In making such estimates, judgments are required to evaluate potential variances in schedule, the cost of materials and labor, productivity, subcontractor costs, liability claims, contract disputes, and achievement of contract performance standards. We record the cumulative effect of changes in contract revenue and cost at completion in the period in which the changed estimates are determined to be reliably estimable.

Below is a description of the four basic types of contracts from which we may earn revenue:

Cost-Plus Contracts. Cost-plus contracts can be cost plus a fixed fee or rate, or cost plus an award fee. Under these types of contracts, we charge our clients for our costs, including both direct and indirect costs, plus a fixed fee or an award fee. We generally recognize revenue based on the labor and non-labor costs we incur, plus the portion of the fixed fee or award fee we have earned to date.

Included in the total contract value for cost-plus fee arrangements is the portion of the fee for which receipt is determined to be probable. Award fees are influenced by the achievement of contract milestones, cost savings and other factors.

Fixed Price Contracts. Under fixed-price contracts, our clients pay us an agreed amount negotiated in advance for a specified scope of work. For engineering and construction contracts, we recognize revenue on fixed-price contracts using the percentage-of-completion method where direct costs incurred to date are compared to total projected direct costs at contract completion. Prior to completion, our recognized profit margins on any fixed-price contract depend on the accuracy of our estimates and will increase to the extent that our actual costs are below the original estimated amounts. Conversely, if our costs exceed these estimates, our profit margins will decrease, and we may realize a loss on a project. The significance of these estimates varies with the complexity of the underlying project, with our large, fixed-price EPC projects being most significant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Time-and-Materials Contracts. Under our time-and-materials contracts, we negotiate hourly billing rates and charge our clients based on the actual time that we expend on a project. In addition, clients reimburse us for our actual out of pocket costs of materials and other direct expenditures that we incur in connection with our performance under the contract. Our profit margins on time-and-materials contracts fluctuate based on actual labor and overhead costs that we directly charge or allocate to contracts compared with the negotiated billing rate and markup on other direct costs. Some of our time-and-materials contracts are subject to maximum contract values, and accordingly, revenue under these contracts is recognized under the percentage-of-completion method where costs incurred to date are compared to total projected costs at contract completion. Revenue on contracts that is not subject to maximum contract values is recognized based on the actual number of hours we spend on the projects plus any actual out of pocket costs of materials and other direct expenditures that we incur on the projects.

Operations and Maintenance Contracts. A portion of our contracts are operations and maintenance type contracts. Revenue is recognized on operations and maintenance contracts on a straight-line basis over the life of the contract once we have an arrangement, service has begun, the price is fixed or determinable and collectability is reasonably assured.

For all contract types noted above, change orders are included in total estimated contract revenue when it is probable that the change order will result in an addition to contract value and when the change order can be estimated. Management evaluates when a change order is probable based upon its experience in negotiating change orders, the customer’s written approval of such changes or separate documentation of change order costs that are identifiable. Additional contract revenue related to claims is included in total estimated contract revenue when the amount can be reliably estimated, which is typically evidenced by a contract or other evidence providing a legal basis for the claim.

Losses on construction and engineering contracts in process are recognized in their entirety when the loss becomes evident and the amount of loss can be reasonably estimated.

Unbilled Revenue and Billings in Excess of Revenue

Unbilled revenue represents the excess of contract revenue recognized over billings to date on contracts in process. These amounts become billable according to the contract terms, which usually consider the passage of time, achievement of certain milestones or completion of the project.

Billings in excess of revenue represent the excess of billings to our clients to date, per the contract terms, over work performed and revenue recognized on contracts in process using the percentage-of-completion method.

Allowance for Uncollectible Accounts Receivable

We reduce accounts receivable by estimating an allowance for amounts that may become uncollectible in the future. Management determines the estimated allowance for uncollectible amounts based on their judgments in evaluating the aging of the receivables and the financial condition of our clients, which may be dependent on the type of client and the client’s current financial condition.

Fair Value Measurements

Fair value represents the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Assets and liabilities are valued based upon observable and non-observable inputs. Valuations using Level 1 inputs are based on unadjusted quoted prices that are available in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

active markets for the identical assets or liabilities at the measurement date. Level 2 inputs utilize significant other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly; and valuations using Level 3 inputs are based on significant unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. There were no significant transfers between levels during any period presented.

Restructuring and Related Charges

An exit activity includes but is not limited to a restructuring, such as a sale or termination of a line of business, the closure of business activities in a particular location, the relocation of business activities from one location to another, changes in management structure, and a fundamental reorganization that affects the nature and focus of operations. The Company recognizes a current and long-term liability, within other accrued liabilities and other long term liabilities, respectively, and the related expense, within general and administration expense, for restructuring costs when the liability is incurred and can be measured. Restructuring accruals are based upon management estimates at the time they are recorded and can change depending upon changes in facts and circumstances subsequent to the date the original liability was recorded. Nonretirement postemployment benefits offered as special termination benefits to employees, such as a voluntary early retirement program, are recognized as a liability and a loss when the employee accepts the offer and the amount can be reasonably estimated.

Income Taxes

We account for income taxes utilizing an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax effects of events that have been recognized in the financial statements or tax returns. In estimating future tax consequences, we generally consider all expected future events other than enactment of changes in the tax laws or rates. Deferred tax assets and liabilities are determined based on the difference between the tax basis of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which differences are expected to reverse. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will not be realized. Annually, we determine the amount of undistributed foreign earnings invested indefinitely in our foreign operations. Deferred taxes are not provided on those earnings. In addition, the calculation of tax assets and liabilities involves uncertainties in the application of complex tax regulations. For income tax benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. We record reserves for uncertain tax positions that do not meet these criteria.

Cash and Cash Equivalents

Highly liquid investments with original short-term maturities of less than three months are considered cash equivalents in the consolidated balance sheets and statements of cash flows. We maintain a domestic cash management system which provides for cash sufficient to satisfy financial obligations as they are submitted for payment and any excess cash in domestic bank accounts is applied against any outstanding debt held under our credit facility described below. If there is no balance outstanding on the credit facility, we invest cash in excess of this amount in money market funds. In addition, cash and cash equivalents on our consolidated balance sheets include cash held within our consolidated joint venture entities which is used for operating activities of those joint ventures. As of December 30, 2016 and December 25, 2015, cash and cash equivalents held in our consolidated joint ventures and reflected on the consolidated balance sheets totaled $46.6 million and $95.4 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Property, Plant and Equipment

All additions, including improvements to existing facilities, are recorded at cost. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of the assets and the related accumulated depreciation are removed from the accounts. Any gain or loss on retirements is reflected in operating income in the year of disposition.

Depreciation for owned property is based on the estimated useful lives of the assets using the straight-line method for financial statement purposes. Useful lives for buildings and land improvements range from twelve to twenty years. Furniture and fixtures, computers and office equipment, and field equipment are depreciated over their useful lives from three to ten years. Leasehold improvements are depreciated over the shorter of their estimated useful life or the remaining term of the associated lease.

Goodwill

Goodwill represents the excess of costs over fair value of the assets of businesses we have acquired. Goodwill acquired in a purchase business combination is not amortized, but instead, is tested for impairment at least annually. Our annual goodwill impairment test is conducted as of the first day of the fourth quarter of each year, however, upon the occurrence of certain triggering events, we are also required to test for impairment at dates other than the annual impairment testing date. In performing the impairment test, we evaluate our goodwill at the reporting unit level. We have the option to assess either quantitative or qualitative factors to determine whether it is more likely than not that the fair values of our reporting units are less than their carrying amounts. If after assessing the totality of events or circumstances, we determine that it is not more likely than not that the fair values of our reporting units are less than their carrying amounts, then the next step of the impairment test is unnecessary. If we conclude otherwise, then we are required to test goodwill for impairment under the two-step process. The two-step process involves comparing the estimated fair value of each reporting unit to the unit’s carrying value, including goodwill. If the carrying value of a reporting unit does not exceed its fair value, the goodwill of the reporting unit is not considered impaired; therefore, the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its estimated fair value, we would then perform a second step to measure the amount of goodwill impairment loss to be recorded.

We determine the fair value of our reporting units using a combination of the income approach, the market approach, and the cost approach. The income approach calculates the present value of future cash flows based on assumptions and estimates derived from a review of our expected revenue growth rates, profit margins, business plans, cost of capital and tax rates for the reporting units. Our market based valuation method estimates the fair value of our reporting units by the application of a multiple to our estimate of a cash flow metric for each business unit. The cost approach estimates the fair value of a reporting unit as the net replacement cost using current market quotes.

Intangible Assets

We may acquire other intangible assets in business combinations. Intangible assets are stated at fair value as of the date they are acquired in a business combination. We amortize intangible assets with finite lives on a straight-line basis over their expected useful lives, currently up to ten years. We test our intangible assets for impairment in the period in which a triggering event or change in circumstance indicates that the carrying amount of the intangible asset may not be recoverable. If the carrying amount of the intangible asset exceeds the fair value, an impairment loss will be recognized in the amount of the excess. We determine the fair value of the intangible assets using a discounted cash flow approach.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of foreign currency translation adjustments and benefit plan adjustments, as discussed in more detail in Note 16 – Employee Retirement Plans. These components are included in the consolidated statements of stockholders’ equity and consolidated statements of comprehensive income. Taxes are not provided on the foreign currency translation gains and losses as deferred taxes are not provided on the unremitted earnings of the foreign subsidiaries to which they relate.

For the year ended December 30, 2016, changes to accumulated other comprehensive loss are as follows:

($ in thousands)	2016
Benefit plans:
Balance at beginning of year	$(225,669)
Benefit plan adjustments	72,402
Noncontrolling interest in Halcrow Group Limited	12,890
Other comprehensive income recognized during the year	7,145

Balance at end of year	$(133,232)

Foreign currency translation:
Balance at beginning of year	$(49,035)
Other comprehensive loss recognized during the year	(27,141)

Balance at end of year	$(76,176)

Other comprehensive income related to our benefit plans includes pretax adjustments of $95.5 million ($72.4 million, net of tax) for the year ended December 30, 2016. Other comprehensive income is recognized within the selling, general and administrative expense on our consolidated statements of operations.

Derivative instruments

We primarily enter into derivative financial instruments to mitigate exposures to changing foreign currency exchange rates on our earnings and cash flows. We are primarily subject to this risk on long-term projects whereby the currency being paid by our client differs from the currency in which we incurred our costs, as well as intercompany trade balances among entities with differing currencies. We do not enter into derivative transactions for speculative or trading purposes. All derivatives are carried at fair value on the consolidated balance sheets in other receivables or other accrued liabilities as applicable. The periodic change in the fair value of the derivative instruments related to our business group operations is recognized in earnings within direct costs. The periodic change in the fair value of the derivative instruments related to our general corporate foreign currency exposure is recognized within selling, general and administrative expense.

Concentrations of Credit Risk

Financial instruments which potentially subject our company to concentrations of credit risk consist principally of cash and cash equivalents, short term investments and trade receivables. Our cash is primarily held with major banks and financial institutions throughout the world and typically is insured up to a set amount. Accordingly, we believe the risk of any potential loss on deposits held in these institutions is minimal. Concentrations of credit risk relative to trade receivables are limited due to our diverse client base, which includes the U.S. federal government, various states and municipalities, foreign government agencies, and a variety of U.S. and foreign corporations operating in a broad range of industries and geographic areas.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Contracts with the U.S. federal government and its prime contractors usually contain standard provisions for permitting the government to modify, curtail or terminate the contract for convenience of the government or such prime contractors if program requirements or budgetary constraints change. Upon such a termination, we are generally entitled to recover costs incurred, settlement expenses and profit on work completed prior to termination.

Recent Accounting Standards

In January 2017, the FASB issued Accounting Standard Update (“ASU”) 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test of Goodwill Impairment. This ASU was issued with the objective of simplifying the subsequent measurement of goodwill for public business entities and not-for-profit entities by eliminating the second step of the goodwill impairment test. As a result, an entity would perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. This ASU will be effective for fiscal years beginning after December 15, 2019, and early adoption is permitted for interim and annual goodwill impairment tests performed on testing dates after January 1, 2017. We do not believe this ASU will have a material impact on our financial statements, and this change would not have impacted our 2016 annual impairment test conclusions. We plan to early adopt this ASU, and it will be effective for our annual goodwill impairment test to be conducted as of the first day of the fourth quarter of 2017.

In January 2017, the FASB issued Accounting Standard Update (“ASU”) 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business). This ASU clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This ASU will be effective for fiscal years beginning after December 15, 2017, and should be applied prospectively. Once effective, we will apply this guidance to determine if certain transactions are acquisitions (or disposals) of assets or businesses, but we do not believe this ASU will materially change how we currently evaluate similar transactions.

In October 2016, the FASB issued ASU 2016-17, Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control. This standard amends the guidance issued with ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis in order to make it less likely that a single decision maker would individually meet the characteristics to be the primary beneficiary of a Variable Interest Entity (“VIE”). When a decision maker or service provider considers indirect interests held through related parties under common control, they perform two steps. The second step was amended with this ASU to say that the decision maker should consider interests held by these related parties on a proportionate basis when determining the primary beneficiary of the VIE rather than in their entirety as was called for in the previous guidance. This ASU will be effective for fiscal years beginning after December 15, 2016, and early adoption is not permitted. We are currently evaluating the impact of the adoption of this ASU on our financial position and results of operations.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. This ASU was issued with the objective to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The new standard will require companies to recognize the income tax consequences of an intra-entity transfer of non-inventory asset when the transfer occurs. This ASU will be effective for fiscal years beginning after December 15, 2017, and early adoption is permitted. We are currently evaluating the impact of the adoption of this ASU on our financial position and results of operations.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU provides guidance for eight specific changes with respect

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

to how certain cash receipts and cash payments are classified within the statement of cash flows in order to reduce existing diversity in practice. This ASU will be effective for fiscal years beginning after December 15, 2017, with early adoption permitted, and it should be applied using a retroactive transition method to each period presented. We are currently evaluating the impacts the adoption of this standard will have on our consolidated statements of cash flows, focusing on the impact our cash flows related to distributions received from equity method investees and contingent consideration payments made subsequent to business combinations. We anticipate that approximately $15.9 million of the acquisition related payments within our investing cash flows for the year ended December 30, 2016 will be reclassified to financing cash flows as a result of adopting this ASU.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payments Accounting. The Company elected to early adopt ASU 2016-09 with an effective date of December 26, 2015. As a result, for the year ended December 30, 2016, the Company recognized the excess tax benefit of $3.9 million within income tax benefit on the consolidated statements of operations, adopted prospectively, and previously unrecognized excess tax benefits of $11.1 million resulted in a cumulative-effect adjustment to retained earnings. The adoption did not impact the existing classification of awards. Excess tax costs from stock-based compensation of $7.0 million and excess tax benefits from stock-based compensation of $7.6 million for the years ended December 25, 2015 and December 31, 2014, respectively, were restated into cash flows from operating activities from cash flows from financing activity. Additionally, adopted retrospectively, the Company reclassified $4.8 million and $6.5 million of employee withholding taxes paid from operating activities into financing activities for the years ended December 30, 2016 and December 25, 2015, respectively. Following the adoption of the standard, the Company elected to continue estimating the number of awards expected to be forfeited and adjust its estimate on an ongoing basis.

In February 2016, the FASB issued ASU 2016-02, Leases. This ASU is a comprehensive new leases standard that was issued to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We continue to assess the impact of adopting ASU 2016-02, but expect to record a significant amount of right-of-use assets and corresponding liabilities. Based upon our operating leases as of December 30, 2016, we have a total of $540.6 million undiscounted future minimum lease payments, without consideration of sublease income.

In January 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments issued with this ASU require equity securities (including other ownership interests, such as partnerships, unincorporated joint ventures, and limited liability companies) to be measured at fair value with changes in the fair value recognized through net income. An entity’s equity investments that are accounted for under the equity method of accounting or result in consolidation of an investee are not included within the scope of this update. This ASU will be effective for annual reporting periods beginning after December 15, 2017 and interim periods within those annual periods, with early adoption permitted. We believe this standard’s impact on CH2M will be limited to equity securities currently accounted for under the cost method of accounting, which as of December 30, 2016 are valued at $3.5 million within investments in unconsolidated affiliates on the consolidated balance sheet. We do not expect the adoption of this standard to have a material impact on our consolidated statements of operations.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. The ASU simplifies the presentation of deferred income taxes by requiring that deferred tax liabilities and assets are classified as noncurrent in a classified statement of financial position. This simplification does not affect the current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount. This ASU is effective for annual periods beginning after December 15, 2016 and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

interim periods within those annual periods. We have elected to early adopt this ASU as of December 26, 2015 in order to benefit from the simplification of the deferred income tax balance sheet presentation. We have applied the change in accounting principle retrospectively resulting in a total long-term deferred tax asset of $255.4 million as of December 25, 2015, which had previously been reported as a current deferred tax asset of $8.7 million and a long-term deferred tax asset of $246.7 million.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The ASU requires that management evaluate for each annual and interim reporting period whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date the financial statements are issued. If there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern, additional disclosures are required, even if the substantial doubt is alleviated as a result of consideration of management’s plans. This ASU became effective for our reporting periods beginning after December 15, 2016. The adoption of this standard did not have a material impact on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers and subsequently modified with various amendments and clarifications. This ASU is a comprehensive new revenue recognition model that is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The ASU also requires additional quantitative and qualitative disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. This ASU, as amended, is effective for annual reporting periods beginning after December 15, 2017 and interim periods within those annual periods. Companies may use either a full retrospective or a modified retrospective approach to adopt this ASU. CH2M is currently evaluating the impact of this ASU, the subsequently issued amendments, and the transition alternatives on its financial position and results of operations. We have begun categorizing our various contract revenue streams in order to isolate those that will be significantly impacted. Once we have completed the assessment of the impacted revenue streams, we can begin estimating the potential impact of the new standard as well as identify necessary controls, processes and information system changes.

(2) Changes in Project-Related Estimates

We have a fixed-price transportation contract to design and construct roadway improvements on an expressway in the southwestern United States. The project is approximately 75% complete as of December 30, 2016. In 2014, we experienced unforeseen and unexpected cost growth resulting in charges to operations totaling $38.7 million for the year ended December 31, 2014, which included both the reversal of previously recognized profits as well as the recording of the estimated total loss on the project at completion. In 2015, additional increases to the cost estimates were identified primarily caused by design changes for a water main relocation, the discovery of extremely hard and abrasive rock during construction, differing site conditions, unidentified and mismarked utilities, client requested changes, labor supply challenges in the construction market, lower than expected labor productivity, and severe adverse weather delays. These increased cost growth resulted in the recording of additional project losses of $93.6 million in the year ended December 25, 2015.

During the first half of 2016, we estimated further cost growth in the amount of $60.0 million as a result of a review of the covered scope of contracts, survey engineering and design challenges, rework of previously installed work and client-caused delays, including limited daytime access to portions of the site, the sum of which resulted in increased material quantities and work and schedule extensions. We also had severe weather including record rainfall, and production shortfalls resulting from differing site conditions and engineering

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

rework. Additionally, during the second half of 2016, we estimated additional cost growth of $61.3 million due to continued survey engineering and design challenges, additional rework, greater than expected subcontractor costs, subcontracting work previously planned to be self-performed, delivery schedule extensions (which increased the overall estimated costs for labor and expenses), greater than expected construction material expenditures, and additional weather delays.

CH2M is seeking resolution of outstanding change orders and claims through a combination of submissions to the Disputes Board under the terms of the contract and direct negotiations with the client. Change orders and claims totaling approximately $84.0 million have been submitted to the client. We have received favorable, non-binding recommendations from the Disputes Board on some of the claims. We have not been able to reach a mutual resolution with the client on these claims or the other change orders submitted. CH2M will continue to aggressively pursue its entitlements based on claims and change orders, including litigation if it cannot reach resolution with the client. Accordingly, we cannot currently estimate the timing or amounts of recoveries or costs that may be achieved or incurred through these resolution processes, and as such, we have not included any recoveries from these change orders and claims in our current estimated costs to complete.

While management believes that it has recorded an appropriate provision to complete the project, we may incur additional costs and losses if our cost estimation processes identify new costs not previously included in our total estimated loss. These possible cost increases include extensions of the schedule to complete the job, lower than expected productivity levels, and performance issues with our subcontractors. These potential changes in estimates could be materially adverse to the Company’s results of operations, cash flow or liquidity.

All reserves for project related losses for projects related to our continuing operations are included in other accrued liabilities and totaled $71.2 million and $62.7 million as of December 30, 2016 and December 25, 2015, respectively. Refer to Note 18 – Discontinued Operations for additional details regarding projects and related project reserves reported within discontinued operations.

(3) Preferred Stock Issuance

As of December 30, 2016, the Company had 50,000,000 shares of preferred stock, $0.01 par value, authorized. On June 22, 2015, the Company designated 10,000,000 shares as Series A Preferred Stock with an original issue price of $62.22 under the Certificate of Designation. On June 24, 2015, the Company sold and issued an aggregate of 3,214,400 shares of Series A Preferred Stock for an aggregate purchase price of $200.0 million in a private placement to a subsidiary owned by investment funds affiliated with Apollo Global Management, LLC (together with its subsidiaries, “Apollo”). Total proceeds from the preferred stock offering were $191.7 million, net of issuance costs of $8.3 million. The sale occurred in connection with the initial closing pursuant to the Subscription Agreement entered into by the Company and Apollo on May 27, 2015 (“Subscription Agreement”). On April 11, 2016, Apollo purchased an additional 1,607,200 shares of Series A Preferred Stock for an aggregate purchase price of approximately $100.0 million in a second closing subject to the conditions within the Subscription Agreement. Total proceeds from the preferred stock offering were $99.8 million, net of issuance costs of $0.2 million.

Under our agreement with Apollo, the maximum consolidated leverage ratio is 3.00x for 2016 and beyond, consistent with our Third Amendment to our Amended and Restated Credit Agreement (“Amended Credit Agreement”). As of December 30, 2016, we were in compliance with this covenant. Management continually assesses its potential future compliance with the consolidated leverage ratio covenant based on estimates of future earnings and cash flows. If there is an expected possibility on non-compliance, we will discuss possibilities with Apollo to modify the covenant consistent with discussions with the Company’s lenders or utilize other means of capitalizing the Company to anticipate or remedy any non-compliance. The expected cash outflows required to fund the project losses discussed in Note 2 – Changes in Project-Related Estimates and the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

related impact on earnings will put a financial strain on the Company that may require an amendment or other remedies to be pursued by management if certain earnings estimates or cash flow improvement initiatives are not achieved or if required to facilitate restructuring plans.

Additionally, the Certificate of Designation for the Series A Preferred Stock prohibits the repurchase by the Company of shares of our common stock in excess of negotiated pre-approved amounts in 2015 and 2016, and in excess of amounts determined by a negotiated formula in 2017 and beyond. In 2017, the Certificate of Designation for the Series A Preferred Stock prohibits the repurchase by the Company of shares of our common stock in excess of negotiated pre-approved amounts determined by a formula based upon our “Free Cash Flow” or our cash flow from operations, minus capital expenditures, for fiscal year 2016. Our Free Cash Flow was negative for the year ended December 30, 2016, and as a result, other than specified exemptions, the Company is prohibited from repurchasing shares of common stock in the internal market, except as legally required, unless it is able to obtain the consent of the holders of at least a majority of the Series A Preferred Stock. On January 17, 2017, the Company received from the Series A Preferred Stock holder, an acknowledgment and consent permitting the Company to spend up to $25.0 million, in the aggregate, to repurchase shares of common stock in the first trade of 2017. No assurance can be given that in the future the Company will be able to obtain an acknowledgment and consent from the Series A Preferred Stockholder permitting the Company to repurchase common stock in the internal market.

Dividends. Dividends on the Series A Preferred Stock are cumulative and accrue quarterly in arrears at the annual rate of 5.0% on the sum of the original issue price of $62.22 per share plus all accumulated and unpaid accruing dividends, regardless of whether or not declared by the Board. After June 24, 2020 (the “Fifth Anniversary”), the rate at which dividends accrue may increase from 5.0% to 10.0% or 15.0% if there was a failure of the stockholders to approve certain other actions to facilitate an initial public offering as well as a failure to approve a sale of the Company.

Dividends accruing on shares of Series A Preferred Stock prior to the Fifth Anniversary are not paid in cash or in kind but are added to the liquidation preference of the Series A Preferred Stock. After the Fifth Anniversary, dividends shall continue to accrue on shares of Series A Preferred Stock and will be payable in cash at the election of the Board. However, if after the Fifth Anniversary if there was a failure of the stockholders to approve certain other actions to facilitate an initial public offering as well as a failure to approve a sale of the Company, dividends accrued on shares of Series A Preferred Stock will be payable in cash or in kind at the election of the holders of a majority of the outstanding shares of Series A Preferred Stock. Additionally, if the Company declares certain dividends on the common stock, the Company is required to declare and pay a dividend on the outstanding shares of Series A Preferred Stock on a pro rata basis with the common stock, determined on an as-converted basis.

Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other transaction deemed a liquidation event pursuant to the Certificate of Designation for the Series A Preferred Stock (including a sale of the Company), each holder of outstanding shares of Series A Preferred Stock will be entitled to be paid out of the assets of the Company available for distribution to stockholders before any payment may be made to the holders of common stock. Each holder would receive an amount equal to the number of outstanding Series A Preferred Stock shares held multiplied by $62.22 plus either accrued and unpaid dividends on such shares or, if the liquidation event occurs before the Fifth Anniversary, an amount equal to all dividends that would have been accrued during the period from the date of issuance through the Fifth Anniversary, and any other dividends declared on such shares. However, if the amount that the holders of Series A Preferred Stock would have received if all outstanding shares of Series A Preferred Stock had been converted into common stock immediately prior to the liquidation event exceeded the amount discussed previously, the holders of Series A Preferred Stock will receive the greater amount.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Conversion. Each share of Series A Preferred Stock may be converted at any time at the option of the holder into a number of shares of common stock as is determined by dividing the original issue price of $62.22 per share by the conversion price which is initially $62.22. In the event that after the Fifth Anniversary the Board of Directors recommends to the Company’s stockholders a sale of the company, but the Company’s stockholders do not approve the recommended sale, then the conversion price would be reduced to $52.65. Additionally, if there was a failure of the stockholders to approve certain other actions to facilitate an initial public offering of the Company’s common stock as well as a failure to approve a sale of the Company recommended by the Board of Directors, then the conversion price would be $47.86. The conversion price is also subject to adjustments on a broad-based, weighted-average basis upon the issuance of shares of common stock or certain equivalent securities at a price per share less than conversion price of $62.22 or as then adjusted to date.

Mandatory conversion of the Series A Preferred Stock to common stock will occur immediately prior to the closing of any firm-commitment, underwritten public offering of the Company in which the aggregate proceeds to the Company exceed $200.0 million, before deduction of underwriters’ discounts and commissions, provided that the common stock is then listed on the New York Stock Exchange, its NYSE MKT or the Nasdaq Stock Market (or any successor exchange) and provided that the Company sells on a primary basis in such offering at least certain required amounts of shares. All outstanding Series A Preferred Stock, accrued and unpaid dividends accrued on such shares, or, in the event that the public offering occurs before the Fifth Anniversary, dividends that would have accrued during the period from the date of issuance through the Fifth Anniversary, as well as dividends declared and unpaid would be converted at the effective conversion price automatically. Or, all outstanding shares of Series A Preferred Stock, plus accrued and unpaid dividends, and dividends declared and unpaid will automatically be converted into shares of common stock upon written notice delivered to the Company by the holders of at least a majority of the then outstanding shares of Series A Preferred Stock.

Voting Rights. Each holder of outstanding shares of Series A Preferred Stock is entitled to vote with the holders of outstanding shares of common stock, voting together as a single class, with respect to any and all matters presented to the stockholders of the Company. Each outstanding share of Series A Preferred Stock is entitled to a number of votes equal to the number of shares of common stock into which it is convertible.

In addition, the Company may not take certain actions without first having obtained the affirmative vote or waiver of the holders of a majority of the outstanding shares of Series A Preferred Stock. These actions include, among other items, conducting certain liquidation events, entering into new lines of business, entering into agreements for certain acquisitions, joint ventures or investments involving amounts greater than $100.0 million and entering into agreements for certain firm, fixed-price or lump-sum design-build or EPC contracts. In addition, among other things the Company is limited in certain additional amounts it may borrow, additional shares of certain securities that it may issue and the amounts of capital stock it can repurchase in excess of negotiated pre-approved amounts, in each case, without further approval from the holders of the Series A Preferred Stock.

Redemption. The Company may redeem all the shares of Series A Preferred Stock (and not fewer than all shares of Series A Preferred Stock) in one installment commencing at any time on or after June 24, 2018. The aggregate redemption price for the shares of Series A Preferred Stock will be equal to the greater of (i) certain guaranteed minimum prices of up to an aggregate of $600.0 million, and (ii) the fair value of the shares, as determined by a third-party appraisal, plus accrued and unpaid dividends, and any other dividends declared and unpaid on such shares. The Series A Preferred Stock is not redeemable upon the election of the holders of Series A Preferred Stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(4) Variable Interest Entities and Equity Method Investments

We routinely enter into teaming arrangements, in the form of joint ventures, to perform projects for our clients. Such arrangements are customary in the engineering and construction industry and generally are project specific. The arrangements facilitate the completion of projects that are jointly contracted with our partners. These arrangements are formed to leverage the skills of the respective partners and include consulting, construction, design, design-build, program management and operations and maintenance contracts. The assets of a joint venture are restricted for use only for the particular joint venture and are not available for general operations of the Company. Our risk of loss on these arrangements is usually shared with our partners. The liability of each partner is usually joint and several, which means that each partner may become liable for the entire risk of loss on the project. Furthermore, on some of our projects, CH2M has granted guarantees which may encumber both our contracting subsidiary company and CH2M for the entire risk of loss on the project.

Our financial statements include the accounts of our joint ventures when the joint ventures are variable interest entities (“VIE”) and we are the primary beneficiary or those joint ventures that are not VIEs yet we have a controlling interest. We perform a qualitative assessment to determine whether our company is the primary beneficiary once an entity is identified as a VIE. A qualitative assessment begins with an understanding of the nature of the risks associated with the entity as well as the nature of the entity’s activities including terms of the contracts entered into by the entity, ownership interests issued by the entity and how they were marketed, and the parties involved in the design of the entity. All of the variable interests held by parties involved with the VIE are identified and a determination is made of which activities are most significant to the economic performance of the entity and which variable interest holder has the power to direct those activities. Most of the VIEs with which our Company is involved have relatively few variable interests and are primarily related to our equity investments, subordinated financial support, and subcontracting arrangements. We consolidate those VIEs in which we have both the power to direct the activities of the VIE that most significantly impact the VIEs economic performance and the obligation to absorb losses or the right to receive the benefits from the VIE that could potentially be significant to the VIE. As of December 30, 2016 and December 25, 2015, total assets of VIEs that were consolidated were $220.3 million and $224.6 million, respectively, including assets of VIEs within discontinued operations of $15.4 million and $71.4 million, respectively, which was primarily related to an Australian fixed-price Power EPC joint venture. As of December 30, 2016 and December 25, 2015, total liabilities of VIEs were $385.9 million and $289.3 million, respectively, including liabilities of VIEs within discontinued operations of $200.3 million and $164.9 million, respectively, which was primarily related to an Australian fixed-price Power EPC joint venture. Refer to Note 18 - Discontinued Operations for additional details. The consolidated assets and liabilities VIEs from continuing operations consist almost entirely of working capital accounts associated with the performance of a National Governments consolidated joint venture consulting project in Canada. Gross revenue of VIEs that were consolidated was $990.9 million, $533.0 million, and $365.9 million for the years ended December 30, 2016, December 25, 2015 and December 31, 2014, respectively, which included gross revenue of consolidated VIEs presented within net (loss) income from discontinued operations of $45.5 million, $209.6 million, and $115.6 million, respectively. Refer to Note 18 - Discontinued Operations for additional details.

In determining whether we have a controlling interest in a joint venture that is not a VIE and the requirement to consolidate the accounts of the entity, we consider factors such as ownership interest, board representation, management representation, authority to make decisions, and contractual and substantive participating rights of the partnership/members.

We held investments in unconsolidated VIEs and equity method investments of $66.3 million and $84.3 million as of December 30, 2016 and December 25, 2015, respectively. Our proportionate share of net income or loss as well as gains or losses resulting from changes in fair value of equity method investments due to acquisitions and disposals is included as equity in earnings of joint ventures and affiliated companies in the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

consolidated statements of operations. In general, the equity investment in our unconsolidated affiliates is equal to our current equity investment plus our portion of the entities’ undistributed earnings. We provide certain services, including engineering, construction management and computer and telecommunications support, to these unconsolidated entities. These services are billed to the joint ventures in accordance with the provisions of the agreements.

Summarized financial information for our unconsolidated VIEs and equity method investments as of and for the years ended is as follows:

($ in thousands)	December 30, 2016	December 25, 2015
Financial Position:
Current assets	$457,273	$569,224
Noncurrent assets	21,964	22,333

Total assets	$479,237	$591,557

Current liabilities	$303,502	$383,887
Noncurrent liabilities	1,353	1,566
Partners’/Owners’ equity	174,382	206,104

Total liabilities and equity	$479,237	$591,557

CH2M’s share of equity	$66,329	$84,296

($ in thousands)	December 30, 2016	December 25, 2015	December 31, 2014
Results of Operations:
Revenue	$1,683,389	$2,382,854	$2,514,461
Direct costs	(1,544,856)	(2,177,271)	(2,297,607)

Gross margin	138,533	205,583	216,854
Selling, general and administrative expenses	(44,306)	(55,250)	(39,981)

Operating income	94,227	150,333	176,873
Other loss, net	(5,028)	(4,620)	(3,663)

Net income	$89,199	$145,713	$173,210

CH2M’s share of net income	$51,957	$46,765	$54,918

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

We have the following significant investments in unconsolidated VIEs and equity method investments companies as of December 30, 2016:

% Ownership
Domestic:
AGVIQ—CH2M HILL Joint Venture III/IIIA	49.0%
CH2M/WG Idaho, LLC	50.5%
Coastal Estuary Services LLC	49.9%
MW/CH2M HILL, a Joint Venture (SNWA)	50.0%
National Security Technologies, LLC	10.0%
OMI Beca Ltd.	50.0%
Savannah River Remediation LLC	15.0%
URS/CH2M OAK RIDGE LLC (UCOR)	45.0%
Washington Closure LLC (River Corridor)	30.0%
Foreign:
A-One+	33.3%
Broadlands Environmental Services	10.0%
CHT JV	50.0%
C2V+	50.0%
Cavendish Dounreay Partnership LTD	30.0%
CH2M HILL—MACE Joint Venture	51.0%
CH2M HILL-KUNWON PMC	54.0%
CHCJV	50.0%
Consorcio Integrador Rio de Janeiro	48.0%
Consórcio Sondotécnica-Cobrape-CH2M	25.0%
CPG Consultants-CH2M NIP JV	50.0%
Halcrow Hyder	50.0%
HWC Treatment Program Alliance Joint Venture	50.0%
SMNM-VECO JV	50.0%
Sydney Water Corporation-Odour Program Mgmt Alliance	50.0%
Transcend Partners, LTD.	40.0%

(5) Property, Plant and Equipment

Property, plant and equipment consists of the following as of:

($ in thousands)	December 30, 2016	December 25, 2015
Land	$5,021	$5,021
Buildings and land improvements	107,140	65,794
Furniture and fixtures	26,009	25,237
Computers and office equipment	157,542	153,979
Field equipment	130,681	138,721
Leasehold improvements	75,492	65,734

	501,885	454,486
Less: accumulated depreciation	(255,289)	(255,021)

Net property, plant and equipment	$246,596	$199,465

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Depreciation expense from continuing operations, which is reflected within selling, general and administrative expense, totaled $42.8 million, $45.1 million, and $43.1 million for the years ended December 30, 2016, December 25, 2015, and December 31, 2014, respectively.

During the year ended December 30, 2016, we constructed employee housing units for oilfield workers in Alaska to support our oil and gas operations resulting in the addition of approximately $42.9 million to buildings and land improvements.

(6) Receivables

Receivables are stated at net realizable values and consist of receivables billed to clients as well as receivables for which revenue has been earned but has not yet been billed. The U.S. federal government and agencies regulated by the U.S. federal government accounted for approximately 10% of our net receivables at December 30, 2016 and December 25, 2015, respectively. No other customer exceeded 10% of total receivables at December 30, 2016 or December 25, 2015.

The change in the allowance for uncollectible accounts consists of the following for the years ended:

	December 30,	December 25,
($ in thousands)	2016	2015
Balance at beginning of year	$7,432	$8,360
Provision charged to expense	5,864	2,013
Accounts written off	(432)	(1,573)
Other	(877)	(1,368)

Balance at end of year	$11,987	$7,432

(7) Acquisitions

On April 4, 2014, we acquired certain agreed upon assets and liabilities of TERA Environmental Consultants (“TERA”) for consideration of $119.6 million. TERA was an employee-owned environmental consulting firm headquartered in Canada specializing in environmental assessment, planning, siting, permitting, licensing, and related services for the pipeline, electrical transmission, and oil and gas industries. TERA’s operations are reported in the consolidated financial statements within the Environment and Nuclear business group and generated approximately $16.8 million of revenue and $3.7 million of operating loss for the year ended December 30, 2016, $69.2 million of revenue and $9.2 million of operating income for the year ended December 25, 2015, and approximately $84.6 million of revenue and $10.6 million of operating income for the year ended December 31, 2014.

On September 6, 2016, we acquired a controlling interest in one of our joint ventures for consideration of $6.3 million, $2.1 million net of cash acquired, resulting in a gain of $15.0 million on the fair value remeasurement of the original equity method investment recorded in equity in earnings of joint ventures and affiliated companies and $31.3 million of goodwill.

(8) Goodwill and Intangible Assets

Our annual goodwill impairment test is conducted as of the first day of the fourth quarter of each year. There were no triggering events during the year ended December 30, 2016 that would require us to initiate a goodwill impairment test at a date other than the annual impairment testing date. We identified nine reporting units relevant to our annual impairment review performed as of October 1, 2016. In selecting these reporting

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

units, we considered (i) whether an operating segment or a component of an operating segment is a business, (ii) whether discrete financial information is available, (iii) whether the financial information is regularly reviewed by management of the operating segment, and (iv) how the operations are managed or how an acquired entity is integrated in the business operations. Based upon this evaluation, we determined that we had the following reporting units as of October 1, 2016:

•	Environmental

•	Government Facilities and Infrastructure

•	Industrial and Advanced Technology

•	Nuclear

•	Oil, Gas and Chemicals

•	Power EPC

•	Transportation

•	Urban Environments and Sports

•	Water

After completing step one of the annual impairment test on October 1, 2016, we determined that the carrying value of each reporting unit did not exceed its respective fair value; therefore, the second step of the impairment test was unnecessary and no impairment charge was recognized. Additionally, as discussed in Note 17 – Segment Information, during the first quarter of fiscal year 2017, we implemented a new organizational structure to more fully align global operations with the Company’s client-centric strategy, resulting in three sectors: National Governments, Private, and State & Local Governments. Each of these sectors has been identified in 2017 as a reportable operating segment, which resulted in a change in our operating segments and reporting units. We allocated goodwill to our new reporting units using a relative fair value approach in the first quarter 2017. We did not identify an impairment of goodwill related to the change in our operating segments and reporting units. We will conduct our annual goodwill impairment test as of the first day of the fourth quarter of 2017, or, upon the occurrence of certain triggering events at an earlier date. Additionally, we completed an assessment of any potential goodwill impairment for all reporting units immediately prior to the change in operating segments and reporting units and determined that no impairment existed. As a result, no impairment charge was recorded for the year ended December 30, 2016. No impairment of identifiable intangibles was incurred in the year ended December 30, 2016.

For the year ended December 31, 2014, we recorded a goodwill impairment charge of $64.2 million, of which $36.4 million related to our Power EPC business within discontinued operations and $27.8 million related to our Private sector. Additionally, for the year ended December 31, 2014 we identified an impairment in our tradename intangibles of $9.1 million related to our Power EPC business within discontinued operations.

The following table presents the changes in goodwill by segment during the years ended December 30, 2016 and December 25, 2015:

($ in thousands)	National Governments	Private	State & Local Governments	Consolidated Total
Balance as of December 31, 2014	$15,041	$152,635	$366,299	$533,975
Foreign currency translation	(631)	(7,478)	(14,881)	(22,990)

Balance as of December 25, 2015	$14,410	$145,157	$351,418	$510,985
Acquisitions	938	4,377	25,951	31,266
Foreign currency translation	(2,595)	(2,621)	(59,283)	(64,499)

Balance as of December 30, 2016	$12,753	$146,913	$318,086	$477,752

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table presents the changes in intangible assets by segments for the years ended December 30, 2016 and December 25, 2015:

($ in thousands)	National Governments	Private	State & Local Governments	Consolidated Total
Balance as of December 31, 2014	$1,920	$38,554	$50,905	$91,379
Amortization	(752)	(5,609)	(18,714)	(25,075)
Foreign currency translation	(61)	(5,436)	(1,796)	(7,293)

Balance as of December 25, 2015	$1,107	$27,509	$30,395	$59,011
Amortization	(531)	(4,037)	(13,584)	(18,152)
Foreign currency translation	(143)	516	(3,208)	(2,835)

Balance as of December 30, 2016	$433	$23,988	$13,603	$38,024

Intangible assets with finite lives consist of the following:

($ in thousands)	Cost	Accumulated Amortization	Net finite-lived intangible assets
December 30, 2016
Customer relationships	172,880	(134,856)	38,024

Total finite-lived intangible assets	$172,880	$(134,856)	$38,024

December 25, 2015
Customer relationships	187,580	(128,655)	58,925
Tradename	4,499	(4,413)	86

Total finite-lived intangible assets	$192,079	$(133,068)	$59,011

All intangible assets are being amortized over their expected lives of between two and ten years. Amortization expense is reflected in selling, general and administrative expense and totaled $18.2 million, $25.1 million and $46.2 million for the years ended December 30, 2016, December 25, 2015 and December 31, 2014, respectively. All intangible assets are expected to be fully amortized in 2024.

At December 30, 2016, the future estimated amortization expense related to these intangible assets is:

($ in thousands)	Amortization Expense
2017	$15,543
2018	4,198
2019	3,465
2020	3,465
2021	3,465
Thereafter	7,888

$38,024

(9) Fair Value of Financial Instruments

Cash and cash equivalents, client accounts receivable, unbilled revenue, accounts payable and accrued subcontractor costs and billings in excess of revenue are carried at cost, which approximates fair value due to their short maturities. Fair value of long-term debt, including the current portion, is estimated based on Level 2 inputs, except the amount outstanding on the revolving credit facility for which the carrying value approximates

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

fair value. Fair value is determined by discounting future cash flows using interest rates available for issues with similar terms and average maturities. The estimated fair values of our financial instruments where carrying values do not approximate fair value are as follows for the years ended December 30, 2016 and December 25, 2015:

	2016		2015
($ in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Equipment financing	$8,152	$7,662	$8,594	$8,056
Note payable by consolidated joint venture	$2,483	$2,284	$—	$—

We primarily enter into derivative financial instruments to mitigate exposures to changing foreign currency exchange rates. These currency derivative instruments are carried on the balance sheet at fair value and are typically based upon Level 2 inputs including third-party quotes. At December 30, 2016 and December 25, 2015, we had forward foreign exchange contracts on world currencies with varying durations, none of which extend beyond one year. We had $1.2 million of derivative liabilities for the year ended December 30, 2016 and an insignificant amount of derivative assets as of December 25, 2015.

The unrealized and realized gains and losses due to changes in derivative fair values included in selling, general and administrative expense are as follows:

	For The Years Ended
(in thousands)	December 30, 2016	December 25, 2015	December 31, 2014
Unrealized loss (gain) from changes in derivative fair values	$1,062	$129	$(142)
Realized loss (gain) from changes in derivative fair values	$6,000	$8,009	$(2,740)

(10) Revolving Credit Facility and Long-Term Debt

On September 30, 2016, we entered into a Third Amendment to our Amended and Restated Credit Agreement (“Amended Credit Agreement”), to provide us with additional financial and operational flexibility, particularly by modifying the definition of consolidated adjusted EBITDA to allow for the exclusion of expected cash restructuring charges and cash payments on the project losses attributable to ongoing fixed-price contacts for purposes of determining the consolidated leverage ratio, which remained at 3.00x for 2016 and beyond. In addition, the Amended Credit Agreement lowered our maximum available revolving credit facility to $925.0 million from $1.1 billion. The credit facility matures on March 28, 2019 and includes a subfacility for the issuance of standby letters of credit in a face amount up to $500.0 million, a subfacility up to $300.0 million for multicurrency borrowings, and a subfacility of up to $50.0 million for swingline loans. Under the terms of the Amended Credit Agreement, we may be able to invite existing and new lenders to increase the amount available to be borrowed by up to $200.0 million. Other technical and operating changes to the Amended Credit Agreement specifically achieved the following:

•	Increased the margins used to determine the interest rates of revolving loans under the Amended Credit Agreement and the commitment fees payable by CH2M;

•	Limited the amount CH2M may spend to repurchase its common stock in connection with its employee stock ownership program up to $75.0 million during the three quarter period ending March 31, 2017 and, thereafter, up to $100.0 million during a rolling four quarter period less the amount of any legally required repurchases of common stock held in benefit plans;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•	Limited CH2M’s ability to pay cash dividends on preferred stock until no more than 10% of our consolidated adjusted EBITDA consists of the cash and non-cash charges related to restructuring charges and project costs and losses in any rolling four quarter period and subject to minimum pro forma leverage ratio;

•	Disallows the use of proceeds from asset sales to repurchase common or preferred stock; and,

•	Granted security interests to the lenders in substantially all of the assets of CH2M and CH2M’s subsidiaries, subject to certain carve-outs.

The Amended Credit Agreement contains customary representations, warranties and conditions to borrowing including customary affirmative and negative covenants, which include covenants that limit or restrict our ability to incur indebtedness and other obligations, grant liens to secure their obligations, make investments, merge or consolidate, and dispose of assets outside the ordinary course of business, in each case subject to customary exceptions for credit facilities of this size and type.

On November 23, 2016, December 28, 2016 and January 10, 2017, we received from the lenders under the Amended Credit Agreement consents permitting our delayed compliance with respect to the certifications to the lenders relating to our unaudited consolidated financial statements as of and for the quarters ended June 26, 2015, September 25, 2015 and December 25, 2015 and confirming that a determination that a material weakness exists in our internal controls over financial accounting would not constitute a default under the terms of the Amended Credit Agreement. The consents ensured that no event of default existed under the Amended Credit Agreement as a result of the restatement, and we could request the issuance of new loan advances and letters of credit under the Amended Credit Agreement in accordance with its terms.

As of December 30, 2016, we were in compliance with the covenants required by the Amended Credit Agreement. Management continually assesses its potential future compliance with the Amended Credit Agreement covenants based upon estimates of future earnings and cash flows. If there is an expected possibility of non-compliance, we will discuss possibilities with the Company’s lenders or utilize other means of capitalizing the Company to anticipate or remedy any non-compliance. The expected cash outflows required to fund the project losses discussed in Note 2 – Changes in Project-Related Estimates and the related impact on earnings will put a financial strain on the Company that may require an amendment or other remedies to be pursued by management if certain earnings estimates or cash flow improvement initiatives are not achieved or if required to facilitate restructuring plans.

There were $487.0 million and $292.8 million in borrowings outstanding on the credit facility for the years ended December 30, 2016 and December 25, 2015, respectively. The average rate of interest charged on that balance was 3.73% as of December 30, 2016. The company-wide issued and outstanding letters of credit and bank guarantee facilities were $134.2 million and $145.5 million for the years ended December 30, 2016 and December 25, 2015, respectively. The remaining unused borrowing capacity under the credit facility was approximately $107.4 million as of December 30, 2016.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Our nonrecourse and other long-term debt consist of the following for the years ended:

($ in thousands)	December 30, 2016	December 25, 2015
Revolving credit facility, average rate of interest of 3.73%	$487,009	$292,783
Equipment financing, due in monthly installments to September 2021, secured by equipment. These notes bear interest ranging from 0.22% to 3.29%	8,152	8,594
Note payable by consolidated joint venture, due July 2019. This note bears interest at 6-month LIBOR plus 2.5%	2,483	—
Other notes payable	230	285

Total debt	$497,874	$301,662
Less: current portion of debt	2,242	2,069

Total long-term portion of debt	$495,632	$299,593

At December 30, 2016, future principal payments on long-term debt for each year ending are as follows:

($ in thousands)	Principal Payments
2017	$2,242
2018	2,232
2019	491,243
2020	1,598
2021	559
Thereafter	—

Total future principal payments	$497,874

(11) Operating Lease Obligations

We have entered into certain noncancellable leases, which are being accounted for as operating leases. At December 30, 2016, future minimum lease payments, without consideration of sublease income, for each year ending are as follows:

($ in thousands)	Lease Payments
2017	$82,242
2018	73,089
2019	61,931
2020	50,095
2021	42,437
Thereafter	230,802

Total future minimum lease payments	$540,596

Rental expense charged to operations, net of sublease income, was $95.5 million, $118.1 million, and $121.1 million for the years ended December 30, 2016, December 25, 2015 and December 31, 2014,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

respectively. Rental expense included amortization of deferred gains, primarily related to the sale-leaseback of our corporate offices, of $1.4 million, $3.9 million and $4.3 million for the years ended December 30, 2016, December 25, 2015 and December 31, 2014, respectively. Certain of our operating leases contain provisions for a specific rent-free period and escalation clauses. We accrue rental expense during the rent-free period based on total expected rental payments to be made over the life of the related lease.

(12) Income Taxes

Income related to continuing operations before provision for income taxes for the years ended December 30, 2016, December 25, 2015 and December 31, 2014 consists of the following:

($ in thousands)	2016	2015	2014
U.S. (loss) income	$(43,917)	$79,058	$(161,951)
Foreign income	73,629	30,724	196,469

Income before taxes	$29,712	$109,782	$34,518

The provision for income taxes related to continuing operations for the years ended December 30, 2016, December 25, 2015 and December 31, 2014 consists of the following:

($ in thousands)	2016	2015	2014
Current income tax (benefit) expense:
Federal	$19,668	$5,138	$17,660
Foreign	16,975	15,356	14,318
State and local	3,985	8,106	5,797

Total current income tax expense	40,628	28,600	37,775
Deferred income tax (benefit) expense:
Federal	(42,810)	8,212	24,699
Foreign	(76,665)	(7,138)	(11,256)
State	(8,301)	(912)	(4,260)

Total deferred income tax benefit	(127,776)	162	9,183

Total income tax (benefit) expense	$(87,148)	$28,762	$46,958

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The reconciliations of income tax related to continuing operations computed at the U.S. federal statutory tax rate to our effective income tax rate for the years ended December 30, 2016, December 25, 2015 and December 31, 2014 are as follows:

($ in thousands)	2016	2015	2014
Pretax income	$29,712	$109,782	$34,518
Federal statutory rate	35%	35%	35%

Expected tax (benefit) expense	10,399	38,424	12,081
Reconciling items:
State income taxes, net of federal benefit	(599)	5,030	(3,901)
Compensation	(5,431)	—	—
Non-deductible goodwill impairment	—	—	8,881
Non-taxable reversal of purchase accounting accrual	—	—	(5,459)
Tax effect of noncontrolling interests	(1,544)	(3,205)	(1,557)
Permanent expenses	14,611	27,138	16,221
Foreign tax rate differential	(13,978)	(10,636)	10,765
Tax credits	880	(8,281)	(19,278)
Change in valuation allowance	(89,689)	3,146	35,008
Change in uncertain tax positions	4,698	(23,434)	5,460
Other	(6,495)	580	(11,263)

(Benefit) provision for income taxes	$(87,148)	$28,762	$46,958

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 30, 2016 and December 25, 2015 are as follows:

($ in thousands)	2016	2015
Deferred tax assets:
Net operating loss carryforwards	$102,917	$121,599
Deferred gain, insurance and other	93,809	62,684
Credit carryovers	76,916	71,458
Accrued employee benefits	174,717	239,677

Total deferred tax assets	448,359	495,418
Valuation allowance	(46,044)	(210,391)

Net deferred tax assets	402,315	285,027
Deferred tax liabilities:
Investments in affiliates	(10,025)	(6,882)
Depreciation and amortization	(29,039)	(22,760)

Net deferred tax liabilities	(39,064)	(29,642)

Net deferred tax assets	$363,251	$255,385

After adjusting for the impact of loss attributable to noncontrolling interests, the effective tax rate related to continuing operations on the profit attributable to CH2M for the year ended December 30, 2016 was a benefit of 280.8% compared to an expense of 26.2% for the same period in the prior year. The effective tax rate in 2016 is lower compared to the same period in the prior years primarily due to the favorable impacts associated with the remeasurement related to an acquisition of a controlling interest, the release of the valuation allowances related to the Halcrow Group Limited pension, as discussed below, and the release of the valuation allowances related to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

foreign net operating losses due to the implementation of a new transfer pricing policy. Recent discussions regarding tax reform may result in changes to long-standing tax principles which could adversely affect our effective tax rate or result in higher cash tax liabilities. These discussions include a reduced corporate tax rate, repatriation of foreign earnings, cash, and cash equivalents, and cross border adjustability. Our effective tax rate continues to be negatively impacted by the effects of state income taxes, non-deductible foreign net operating losses, and the disallowed portions of meals and entertainment expenses.

CH2M is required to record all deferred tax assets or liabilities for temporary differences, net operating loss carryforwards, and tax credit carryforwards. A deferred tax asset valuation allowance is established when it is more likely than not that all or some portion of the deferred tax assets will not be realized in future periods. As of December 30, 2016 and December 25, 2015, we reported a valuation allowance of $46.0 million and $210.4 million, respectively, related primarily to the reserve of certain foreign net loss carryforwards and the foreign tax credit carryforward. The decrease in valuation allowance is primarily related to the restructure of the Halcrow Pension Scheme, as discussed below, and the implementation of the new transfer pricing policy. As of December 30, 2016, the Company had U.S. federal net operating loss carryforwards of approximately $243.0 million, state net operating loss carryforwards of $228.0 million, and foreign net operating losses of $102.0 million to reduce future taxable income. These net operating losses can be carried forward for varying terms between three years and an unlimited carryforward. There is $69.3 million of foreign tax credit available for carryforward through the years 2018-2026.

Halcrow Group Limited (“HGL”), a subsidiary of CH2M, has substantial deferred tax assets, primarily related to the Halcrow Pension Scheme (“HPS”), a defined benefit plan sponsored by HGL. These deferred tax assets represented future deductions available to HGL. When HGL was acquired in 2011, it was determined a full valuation allowance was required on these assets as there was uncertainty regarding the ability to realize these assets in the future. On October 4, 2016, HGL effected a transaction to restructure the Halcrow Pension Scheme. As a result of the transaction, our overall pension liability and related future funding obligations were reduced. For additional information regarding the Halcrow Pension Scheme and changes to the defined benefit plan effective October 4, 2016, refer to Note 16 – Employee Retirement Plans. Consequently, we believe that the deferred tax assets of HGL will now more likely than not be realized, and therefore, valuation allowance has been removed. This generated a benefit of approximately $65.0 million in the year ended December 30, 2016.

During the year ended December 30, 2016, the Company elected to early adopt ASU 2016-09 with an effective date of December 26, 2015. Accordingly, the Company recognized $3.9 million of tax benefit. This in addition to the previously unrecognized excess tax benefits of $11.1 million, which resulted in a cumulative-effect adjustment to retained earnings.

Undistributed earnings of our foreign subsidiaries totaled approximately $432.3 million at December 30, 2016. These earnings are considered to be permanently reinvested. Accordingly, no provision for U.S. federal and state income taxes or foreign withholding taxes has been made. Determining the tax liability that would arise if these earnings were repatriated is not practical. At December 30, 2016, CH2M has recognized a deferred tax liability of $3.1 million within investments in unconsolidated unconsolidated affiliates related to foreign subsidiaries where no permanent reinvestment assertion exists. Cash held in international accounts at December 30, 2016 and December 25, 2015 was $108.7 million and $152.0 million, respectively.

As of December 30, 2016 and December 25, 2015, we had $8.0 million and $38.5 million, respectively, recorded as a liability for uncertain tax positions and accrued interest. We recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 30, 2016 and December 25, 2015, we had approximately $2.6 million and $3.0 million, respectively, of accrued interest and penalties related to uncertain tax positions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A reconciliation of the beginning and ending amount of uncertain tax positions as of December 30, 2016 and December 25, 2015 is as follows (in thousands):

Balance at December 31, 2014	$48,561
Additions for current year tax positions	30,363
Additions for prior year tax positions	2,797
Reductions for prior year tax positions	(1,131)
Reductions as a result of settlement with tax authority	(19,862)
Reductions as a result of lapse of applicable statue of expirations	(1,486)

Balance at December 25, 2015	$59,242

Additions for current year tax positions	23,888
Additions for prior year tax positions	8,248
Reductions for prior year tax positions	(12,111)
Reductions as a result of settlement with tax authority	(2,136)
Reductions as a result of lapse of applicable statue of expirations	(283)

Balance at December 30, 2016	$76,848

If recognized, $38.1 million of the uncertain tax positions would affect the effective tax rate. We do not anticipate any significant changes to the uncertain tax positions in the next twelve months.

We file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world, including such major jurisdictions as the U.S., Canada, and the United Kingdom. With few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities in major tax jurisdictions for years before 2008.

(13) Earnings Per Share

Basic earnings per share (“EPS”) is calculated using the weighted-average number of common shares outstanding during the period and income available to common stockholders, which is calculated by deducting the dividends accumulated for the period on cumulative preferred stock (whether or not earned) and income allocated to preferred stockholders as calculated under the two-class method. In the event the Company has a net loss, the net loss is not allocated to preferred stockholders as the holders do not have a contractual obligation to share in the Company’s losses. The Company considers all of the Series A Preferred Stock to be participating securities as the holders of the preferred stock are entitled contractually to receive a cumulative dividend.

Diluted EPS under the two-class method is computed by giving effect to all potential shares of common stock including common stock issuable upon conversion of the convertible preferred stock, the related convertible dividends for the aggregate five year contractual obligation, and stock options. The denominator is calculated by using the weighted-average number of common shares and common stock equivalents outstanding during the period, assuming conversion at the beginning of the period or at the time of issuance if later. Additionally, when calculating diluted EPS, the Company analyzes the potential dilutive effect of the outstanding preferred stock under the if-converted method, in which it is assumed that the outstanding preferred stock convert to common stock at the beginning of the period. In the event that the if-converted method is more dilutive than the two-class method, the if-converted diluted EPS will be reflected in our financial statements. Common stock equivalents are only included in the diluted EPS calculation when their effect is dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The table below presents the reconciliations of basic and diluted EPS for the years ended December 30, 2016, December 25, 2015, and December 31, 2014. The reconciliation of basic and diluted EPS for the year ended December 31, 2014 has been restated to conform to the two-class method and presentation as shown below:

($ in thousands, except per share amounts)	December 30, 2016	December 25, 2015	December 31, 2014
Numerator—basic and diluted:
Net income (loss) from continuing operations	$121,471	$84,850	$(5,834)
Net (loss) income from discontinued operations	(245,725)	7,267	(312,768)

Net (loss) income	(124,254)	92,117	(318,602)
Less: income attributable to noncontrolling interests from continuing operations	(4,611)	(3,830)	(6,606)
Less: loss (income) attributable to noncontrolling interests from discontinued operations	143,903	(7,884)	143,671

Net income (loss) attributable to CH2M	15,038	80,403	(181,537)
Less: accrued dividends attributable to preferred stockholders	14,006	5,088	—
Less: income allocated to preferred stockholders—basic	152	4,279	—

Income (loss) available to common stockholders—basic and diluted	$880	$71,036	$(181,537)

Denominators:
Weighted-average common shares outstanding—basic	25,648	27,119	28,257
Dilutive effect of common stock equivalents	84	62	—

Diluted adjusted weighted-average common shares outstanding, assuming conversion of common stock equivalents	25,732	27,181	28,257

Basic net income (loss) from continuing operations per common share	$0.26	$2.64	$(0.44)
Basic net loss from discontinued operations per common share	(0.23)	(0.02)	(5.98)

Basic net income (loss) per common share	$0.03	$2.62	$(6.42)

Diluted net income (loss) from continuing operations per common share	$0.26	$2.63	$(0.44)
Diluted net loss from discontinued operations per common share	(0.23)	(0.02)	(5.98)

Diluted net income (loss) per common share	$0.03	$2.61	$(6.42)

For the years ended December 30, 2016 and December 25, 2015, options to purchase 1.9 million and 0.1 million shares of common stock, respectively, and 5.1 million and 3.3 million shares of preferred stock and accumulated preferred stock dividends, respectively, were excluded from the dilutive EPS calculation because including them would have been antidilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(14) Restructuring and Related Charges

2016 Restructuring Plan. During the third quarter of 2016, the Company began a process to review the structure and resources within its business segments and formulate a restructuring plan to more fully align global operations with the Company’s client-centric strategy, including a simplified organization structure and streamlined delivery model to achieve higher levels of profitable growth (“2016 Restructuring Plan”). The anticipated restructuring activities include such items as workforce reductions and facilities consolidations. During the year ended December 30, 2016, we incurred $42.2 million of costs for these restructuring activities related to the 2016 Restructuring Plan, which have been included in selling, general and administration expense on the consolidated statements of operations. Overall, we expect to incur up to approximately $50.0 million to $70.0 million in total restructuring charges under the 2016 Restructuring Plan, primarily related to employee severance and termination benefits and facilities consolidation costs. We expect the 2016 Restructuring Plan to be completed in the first half of 2017 and to result in aggregate annual cost savings of approximately $100.0 million.

2014 Restructuring Plan. In September 2014, the Company commenced certain restructuring activities in order to achieve important business objectives, including reducing overhead costs, improving efficiency, and reducing risk (“2014 Restructuring Plan”). These restructuring activities, which continued into 2015, included such items as a voluntary retirement program, workforce reductions, facilities consolidations and closures, and evaluation of certain lines of business. For the years ended December 25, 2015 and December 31, 2014, we incurred $60.6 million and $70.4 million, respectively, of costs for these restructuring activities which have been included in selling, general and administration expense on the consolidated statements of operations. The restructuring activities under the 2014 Restructuring Plan were substantially complete as of December 25, 2015.

Overall, as of December 30, 2016, we have incurred aggregated costs of $173.2 million for restructuring activities related to the 2014 Restructuring Plan and the 2016 Restructuring Plan.

The changes in the provision for the restructuring activities for the year ended December 30, 2016 are as follows:

	2014 Restructuring Plan			2016 Restructuring Plan
($ in thousands)	Employee Severance and Termination Benefits	Facilities Cost	Other	Employee Severance and Termination Benefits	Facilities Cost	Other	Consolidated Total
As of December 31, 2014	$1,060	$15,000	$420	$—	$—	$—	$16,480
Provision	27,796	18,862	13,982	—	—	—	60,640
Cash payments	(20,853)	(8,443)	(13,432)	—	—	—	(42,728)
Other non-cash	—	(2,036)	—	—	—	—	(2,036)

As of December 25, 2015	$8,003	$23,383	$970	$—	$—	$—	$32,356
Provision	—	—	—	25,795	14,271	2,135	42,201
Cash payments	(6,988)	(7,898)	(970)	(19,754)	(519)	(2,105)	(38,234)
Other non-cash	—	(1,490)	—	—	1,338	—	(152)

As of December 30, 2016	$1,015	$13,995	$—	$6,041	$15,090	$30	$36,171

The remaining provisions for employee severance and termination benefits will be paid primarily over the next twelve months, and accruals for facilities costs will be paid over the remaining term of the leases which we have exited and therefore will extend through 2032.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(15) Employee Benefit Plans

Deferred Compensation Plans

Our CH2M Supplemental Executive Retirement and Retention Plan (“SERRP”) has the primary purpose of providing deferred compensation for a select group of management or highly compensated employees within the meaning of Title I of the Employee Retirement Income Security Act (“ERISA”). Under this plan, each participant’s account consists of various contributions made to the account by the Company on behalf of the participant. The plan can be used to provide additional retirement benefits for certain of our senior executives at the Company’s discretion. For the year ended December 30, 2016, compensation expense was reduced by $1.2 million related to the SERRP as a result of a decline in the return on the participants’ investment. For the years ended December 25, 2015 and December 31, 2014, respectively, compensation expense was $0.5 million and zero.

In addition to the SERRP, we have a nonqualified deferred compensation plan that provides benefits payable to officers and certain highly compensated employees at specified future dates, or upon retirement, disability or death (“Deferred Compensation Plan”). The Deferred Compensation Plan allows eligible participants to defer up to a certain amount of base compensation and incentive compensation received, in cash or common stock. It also allows a more select group of eligible participants, whose 401(k) Plan contributions are limited by the ERISA, to defer additional base and incentive compensation to which we may make a matching contribution. The plan is also used to provide additional retirement benefits for certain of our senior executives at levels to be determined from time-to-time by the Compensation Committee of the Board of Directors. The Deferred Compensation Plan was amended and restated effective November 13, 2014 to, in general, adjust the claims procedure and tax withholding processes.

The Deferred Compensation Plan and SERRP are unfunded; therefore, benefits are paid from the general assets of the Company. The participant’s cash deferrals earn a return based on the participant’s selection of investments in several hypothetical investment options. All deferrals of common stock must remain invested in common stock and are distributed in common stock. As of December 30, 2016 and December 25, 2015, amounts due under the Deferred Compensiaon Plan were $82.9 million and $78.4 million, respectively.

Compensation expense was reduced by $0.7 million and $4.0 million related to the Deferred Compensation Plan for the years ended December 30, 2016 and December 25, 2015, respectively, as a result of a decline in the return on the participants’ investment options. For the year ended December 31, 2014, compensation expense was $0.3 million.

Stock Option Plans

In 2009, the Board of Directors and stockholders approved the CH2M HILL Companies, Ltd. 2009 Stock Option Plan (“2009 Stock Option Plan”) which reserved 3,000,000 shares of our common stock for issuance upon exercise of stock options granted. Effective May 7, 2012, the 2009 Stock Option Plan was amended and restated to increase the number of reserved shares to 5,500,000. All options outstanding under the previously cancelled plans (“1999 and 2004 Stock Option Plans”), that expired or for any other reason cease to be exercisable, were rolled into the 2009 Stock Option Plan and are available for grant in addition to the 5,500,000 options reserved.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Stock options are granted at an exercise price equal to the fair market value of our common stock at the date of grant. Stock options granted generally become exercisable 25%, 25% and 50% after one, two and three years, respectively, and have a term of five years from the date of grant. The following table summarizes the activity relating to the 2009 Stock Option Plan during 2016:

	Number	Weighted Average
Stock Options:	of Shares	Exercise Price
Outstanding at December 25, 2015	2,205,246	$55.92
Granted	888,913	$62.75
Exercised	(307,746)	$51.51
Forfeited	(193,964)	$59.14
Expired	(195,375)	$54.06

Outstanding at December 30, 2016	2,397,074	$58.90

Exercisable at December 30, 2016	1,001,894	$57.52

Available for future grants	1,810,235

The following table summarizes stock options outstanding and stock options vested and exercisable as of December 30, 2016 and December 25, 2015:

	2016	2015
Stock options outstanding:
Aggregate intrinsic value (thousands)	$939	$26,462
Weighted average contractual term (years)	2.8	2.6
Stock options vested and exercisable:
Aggregate intrinsic value (thousands)	$262	$13,486
Weighted average contractual term (years)	1.5	1.4

We received $2.3 million, $1.8 million, and $5.0 million from options exercised during the years ended December 30, 2016, December 25, 2015 and December 31, 2014, respectively. Our stock option plan also allows participants to satisfy the exercise price and participant tax withholding obligation by tendering shares of company stock that have been owned by the participants for at least six months. The intrinsic value associated with exercises was $3.4 million, $2.1 million, and $9.9 million during the years ended December 30, 2016, December 25, 2015 and December 31, 2014, respectively.

We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option pricing model. The weighted average grant date fair value of options granted during the years ended December 30, 2016 and December 25, 2015 was $11.18 and $8.40, respectively. The following assumptions were used in determining the fair value of options granted during 2016 and 2015:

	2016		2015
Risk-free interest rate	0.97%		1.36%
Expected dividend yield	—%		—%
Expected option life	4.2	Years	4.2	Years
Expected stock price volatility	19.9%		17.3%

We estimate the expected term of options granted based on historical experience of employee exercise behavior. We estimate the volatility of our common stock by using the weighted-average of historical volatility over the same period as the option term. We use the Treasury Yield Curve rates for the risk-free interest rate in the option valuation model with maturities similar to the expected term of the options. We do not anticipate paying any cash dividends on our common stock in the foreseeable future and therefore use an expected dividend

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

yield of zero in the option valuation model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock- based compensation expense only for those awards that are expected to vest. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards.

The total compensation expense recognized for stock options granted for the years ended December 30, 2016, December 25, 2015 and December 31, 2014 was $5.0 million, $3.7 million, and $3.5 million, respectively. The remaining unrecognized compensation expense related to nonvested awards as of December 30, 2016 is $8.7 million. We expect to recognize this compensation expense over the weighted average remaining recognition period of 1.7 years, subject to forfeitures that may occur during that period.

Payroll Deduction Stock Purchase Plan

Our Payroll Deduction Stock Purchase Plan (“PDSPP”) provides for the purchase of common stock at 90% of the market value as of the date of purchase through payroll deductions by participating employees. Eligible employees may purchase common stock totaling up to 15% of an employee’s compensation through payroll deductions. An employee cannot purchase more than $25,000 of common stock under the PDSPP in any calendar year. The PDSPP is intended to qualify under Section 423 of the Internal Revenue Code (“IRC”). The PDSPP is not intended to qualify under Section 401(a) of the IRC and is not subject to ERISA. The PDSPP is non-compensatory since the plan is available to all eligible stockholders and incorporates no option features such as a look-back period. Accordingly, no compensation expense is recognized in the financial statements for the PDSPP. During the years ended December 30, 2016, and December 25, 2015 and December 31, 2014, a total of 188,862 shares, 297,390 shares, and 415,557 shares, respectively, were issued under the PDSPP, for total proceeds of $10.0 million, $14.7 million, and $22.4 million, respectively.

Phantom Stock Plan

Our Phantom Stock Plan provides eligible individuals with added incentives to continue in the long-term service of our company. Eligible individuals are generally individuals who are not residents of the U.S. Phantom stock grants are 100% vested on the grant date and may be redeemed after six months from the grant date. The value of phantom stock is equal to the market value of our common stock. All amounts granted under the Phantom Stock Plan are payable in cash only. Compensation expense under this plan is based on the value of the units on the date of grant.

During the years ended December 30, 2016 and December 25, 2015, respectively, 387 units and 1,112 units were granted under the Phantom Stock Plan. No units were granted under the Phantom Stock Plan during the years ended December 31, 2014. The average fair value of the units granted under the Phantom Stock Plan during 2016 was $62.89. Compensation expense was reduced by $0.3 million related to the Phantom Stock Plan for the year ended December 30, 2016 as a result of a decline in the market value of our common stock in 2016. Compensation expense was $0.4 million for the year ended December 25, 2015 and zero for each year ended December 31, 2014.

The following table summarizes the activity relating to the Phantom Stock Plan during 2016:

Number of Units
Balance at December 25, 2015	17,508
Granted	387
Exercised	(46)
Forfeited	(297)

Balance at December 30, 2016	17,552

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Stock Appreciation Rights Plan

In February 1999, we established the Stock Appreciation Rights (“SARs”) Plan. Eligible individuals are generally individuals who are not residents of the U.S. SARs are granted at an exercise price equal to the market value of our common stock and generally become exercisable 25%, 25% and 50% after one, two and three years, respectively, and have a term of five years from the date of the grant. All amounts granted under the SARs Plan are payable in cash only. Compensation expense under this plan is based on the vesting provisions and the market value of our common stock. Compensation expense was reduced by $0.2 million related to the SARs Plan during the year ended December 30, 2016 as a result of a decline in the market value of our common stock in 2016. Compensation expense for the years ended December 25, 2015 and December 31, 2014 was $0.3 million and zero, respectively.

The following table summarizes the activity relating to the SARs Plan during 2016:

	Number of Rights	Weighted Average Exercise Price
Balance at December 25, 2015	34,916	$56.36
Granted	16,404	$62.89
Exercised	(5,320)	$51.48
Forfeited	(15,872)	$59.72

Balance at December 30, 2016	30,128	$59.01

Long Term Incentive Plan

The Long Term Incentive Plan (“LTIP”) rewards certain executives and senior leaders for the creation of value in the organization through the achievement of specific long-term (three year) goals of earnings growth and strategic initiatives. The Compensation Committee of the Board annually reviews and endorses participation in the LTIP and new plans are established each year. At the end of each plan’s three-year performance period, the Board approves the payout percentage based on actual performance. Awards are typically paid in both Company common stock and a cash amount approximately equal to an employees related tax liability. During the years ended December 30, 2016, December 25, 2015 and December 31, 2014, a total of 51,646 shares, zero shares, and 66,528 shares, respectively, were issued under the LTIP at a fair value of $62.89, $0.00, and $69.43 per share, respectively. Compensation expense for common stock under the LTIP plan was reduced by $3.2 million as a result of underperformance to the stated three-year program goals for the year ended December 30, 2016. For the year ended December 25, 2015, compensation expense for common stock awards under the LTIP was $6.9 million. For the year ended December 31, 2014, compensation expense for common stock under the LTIP plan was reduced by $6.4 million as a result of underperformance to the stated three-year program goals.

Restricted Stock Plan

Our Restricted Stock Plan provides eligible individuals with added incentives to continue in the long-term service of the Company. The awards are made for no consideration, vest over various periods, and may include performance requirements, but are considered outstanding at the time of grant. During the years ended December 30, 2016, and December 25, 2015 and December 31, 2014, a total of 50,554 shares, 49,902 shares, and 268,291 shares, respectively, were granted under the Restricted Stock Plan.

We recognize compensation costs, net of forfeitures, over the vesting term based on the fair value of the restricted stock at the date of grant. The amount of compensation expense recognized under the Restricted Stock Plan was $1.4 million for the year ended December 30, 2016 and zero for each year ended December 25, 2015 and December 31, 2014. As of December 30, 2016, there was $2.6 million of unrecognized compensation expense related to non-vested restricted stock grants. The expense is expected to be recognized over a weighted average period of 1.5 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table summarizes the activity relating to the Restricted Stock Plan during 2016:

	Non-vested Shares	Weighted Average Grant Date Fair Value
Balance at December 25, 2015	293,835	$61.14
Granted	50,554	$62.83
Vested	(220,684)	$63.90
Cancelled	(21,514)	$54.43

Balance at December 30, 2016	102,191	$57.43

The weighted-average fair values of the shares granted under the Restricted Stock Plan during the years ended December 30, 2016, December 25, 2015 and December 31, 2014 were $62.83, $51.54, and $64.92, respectively.

(16) Employee Retirement Plans

Retirement and Tax-Deferred Savings Plan

The Retirement and Tax-Deferred Savings Plan (“401(k) Plan”) is a retirement plan that includes a cash deferral arrangement that is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code and provides benefits to eligible employees upon retirement. The 401(k) Plan allows for matching contributions up to 58.33% of the first 6% of elective deferrals made each quarter up to a maximum of 3.5% of the employee’s quarterly base compensation, although specific subsidiaries may have different limits on employer matching. The matching contributions can be made in both cash and/or stock. Expenses related to matching contributions made in common stock for the 401(k) Plan were $28.6 million, $21.4 million, and $48.5 million for the years ended December 30, 2016, December 25, 2015, and December 31, 2014, respectively.

Defined Benefit Plans

We sponsor several defined benefit pension plans primarily in the United States and the United Kingdom.

In the U.S., we have three noncontributory defined benefit pension plans. Benefits in two of the plans are frozen while one plan remains active, the CH2M HILL OMI Retirement Plan (“OMI Plan”). Benefits are generally based on years of service and compensation during the span of employment.

In the U.K., we assumed several defined benefit plans as part of our acquisition of Halcrow on November 10, 2011, of which the largest is the Halcrow Pension Scheme. These defined benefit plans have been closed to new entrants for many years. The information related to these plans is presented within the Non-U.S. Pension Plans columns of the tables below, which also include several small end-of-service benefit plans in the Middle East.

Changes in Defined Benefit Plans

During the year ended December 30, 2016, the Company adopted an amendment for one of our United States defined benefit plans, the OMI Plan, to freeze future pay and benefit service accruals beginning in 2017 for non-union participants, resulting a gain on curtailment of $4.6 million in our net periodic pension expense and a $3.0 million reduction in our projected benefit obligation. There was also an additional gain of $1.2 million due to settlements within several small end-of-service benefit plans in the Middle East during the year ended December 30, 2016, which resulted in a $6.1 million reduction to our projected benefit obligation.

On October 4, 2016, Halcrow Group Limited (“HGL”), a subsidiary of CH2M, effected a transaction to restructure the benefits provided to members of the Halcrow Pension Scheme (“HPS”), a defined benefit plan

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

sponsored by HGL, by providing each member with the option to transfer his or her benefits in the HPS to a new pension scheme, which is also sponsored by HGL (“HPS2”). Alternatively, members had the option to remain in the HPS which will enter the Pension Protection Fund (“PPF”) under a regulated apportionment arrangement. The new scheme, HPS2, provides benefits that are better than the compensation that would otherwise be paid by the PPF if a member chose to join the PPF rather than HPS2. The PPF was created by the United Kingdom Pensions Act 2004 to provide compensation to members of eligible defined benefit pension schemes when an employer of the scheme can no longer support the pension scheme. A member that transferred to HPS2 will receive substantially similar benefits to those in the HPS, except that annual increases and revaluation of benefits are reduced to statutory levels. A pension scheme member of the HPS that elected to transfer to the new scheme also received a one-time uplift to benefits of either 1.0% or 2.5%. The Pension Regulator, which is the United Kingdom’s executive body that regulates work-based pension schemes, and the PPF provided necessary regulatory approvals for the transaction to restructure the HPS benefits.

As a result of the transaction described above, HGL ceased to have any further obligations to the HPS on October 4, 2016. All members who consented to transfer to HPS2 were transferred on October 5, 2016. Members who agreed to transfer to the new scheme account for 96.6% of the HPS’ liabilities and a broadly equivalent proportion of the HPS’ assets have transferred to the new scheme, as well as 20% of HGL’s equity issued as part of the transaction. As a result of the restructured benefits for those members transferring to HPS2, the projected benefit obligation was reduced by $362.3 million. Those members who remained in the HPS began the process of transferring to the PPF during the fourth quarter of 2016 along with the assets that remain in the HPS, as well as 5% of HGL’s equity issued as part of the transaction, resulting in a settlement of $28.4 million and an actuarial gain of $16.2 million within the projected benefit obligation. We did not incur a gain or loss on settlement as a result of the transaction as the settlement cost related to the members who remained in HPS was less than the service and interest cost components of net periodic pension expense for 2016.

Additionally, in connection with the transaction, CH2M issued a £50.0 million, approximately $65.0 million, parent company guarantee to support HPS2 and funded £80.0 million, approximately $104.0 million, to be allocated between HPS2 and the PPF based on the proportion of the HPS’ members that transferred to HPS2.

Measurement Date

As our fiscal year ends on the last Friday of December of each year, our fiscal year and interim periods do not always coincide with a month-end. In accordance with the Accounting Standards Update (“ASU”) 2015-04, Compensation – Retirement Benefits (Topic 715): Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan Assets, we use the month-end that is closest to our fiscal year-end or interim period-end for measuring the defined benefit plan assets and obligations as well as other postretirement benefit plan assets and obligations. For each of the defined benefit pension plans or the other postretirement benefit plans, no significant event occurred and no contribution was made between our fiscal year end of December 30, 2016 and the measurement date at December 31, 2016.

Benefit Expense

The weighted average actuarial assumptions used to compute the net periodic pension expense are based upon information available as of the beginning of the year, as presented in the following table:

	U.S. Pension Plans			Non-U.S. Pension Plans
	2016	2015	2014	2016	2015	2014
Discount rate	4.90%	4.30%	5.10%	3.70%	3.60%	4.40%
Expected long-term rate of return on plan assets	6.25%	6.75%	6.75%	4.89%	4.17%	4.86%
Rate of compensation increase	3.30%	3.30%	3.30%	3.70%	3.65%	4.00%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The components of the net periodic pension expense for the years ended are detailed below:

	U.S. Pension Plans			Non-U.S. Pension Plans
($ in thousands)	December 30, 2016	December 25, 2015	December 31, 2014	December 30, 2016	December 25, 2015	December 31, 2014
Service cost	$2,698	$3,450	$3,132	$5,298	$3,522	$3,296
Interest cost	11,679	11,241	10,941	36,971	43,714	50,278
Expected return on plan assets	(11,817)	(13,248)	(11,683)	(33,816)	(31,460)	(36,420)
Amortization of prior service credits	(577)	(766)	(766)	(2,371)	—	—
Recognized net actuarial loss	6,704	7,465	4,598	3,964	3,941	1,199
Gain on curtailment	(4,567)	—	—	—	—	—
Gain on settlements	—	—	—	(1,235)	—	—
Other Adjustments	—	—	—	—	(113)	—

Net expense included in current income	$4,120	$8,142	$6,222	$8,811	$19,604	$18,353

Benefit Obligations

The measurement date used for the U.S. and non-U.S. defined benefit pension plans is December 31. The significant actuarial weighted average assumptions used to compute the projected benefit obligations for the defined benefit pension plans at year end are as follows:

	U.S. Pension Plans		Non-U.S. Pension Plans
	2016	2015	2016	2015
Discount rate	4.30%	4.90%	2.60%	3.70%
Rate of compensation increase	3.50%	3.30%	4.10%	3.70%

The discount rate assumption for the U.S. and non-U.S. defined benefit pension plans was determined using actuarial bond models. The models assume we purchase high quality, Aa-rated or better, corporate bonds such that the expected cash flow from the selected bond portfolio generally matches the timing of our projected benefit payments. The models develop the average yield on this portfolio of bonds as of the measurement date. This average yield is used as the discount rate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table summarizes the change in the projected benefit obligation and plan assets for the defined benefit pension plans for the years ended:

	U.S. Pension Plans		Non-U.S. Pension Plans
($ in thousands)	December 30, 2016	December 25, 2015	December 30, 2016	December 25, 2015
Benefit obligation at beginning of year	$248,932	$268,457	$1,174,603	$1,236,543
Service cost	2,698	3,450	5,298	3,522
Interest cost	11,679	11,241	36,971	43,714
Actuarial loss (gain), net	16,146	(19,572)	324,962	(27,194)
Participant contributions	—	—	279	317
Benefits paid	(13,934)	(14,759)	(36,542)	(39,397)
Plan amendments	—	115	(362,280)	(113)
Curtailment	(2,961)	—	—	—
Settlements	—	—	(34,537)	—
Addition of significant end-of-service benefit plans	—	—	—	8,704
Currency translation	—	—	(199,369)	(51,493)

Benefit obligation at end of year	$262,560	$248,932	$909,385	$1,174,603

Plan assets at beginning of year	$187,299	$196,061	$751,878	$776,737
Actual return on plan assets	8,921	(5,009)	124,059	19,390
Company contributions	12,295	11,006	141,698	28,070
Participant contributions	—	—	279	317
Benefits paid	(13,934)	(14,759)	(36,542)	(39,397)
Settlements	—	—	(32,383)	—
Currency translation	—	—	(162,491)	(33,239)

Fair value of plan assets at end of year	$194,581	$187,299	$786,498	$751,878

The combined U.S. and non-U.S. projected benefit obligation decrease of $251.6 million was primarily as a result of the transaction by HGL which restructured benefits for those members transferring to HPS2 as well as settled the obligation related to the members who remained in the HPS, as previously discussed, and changes in the foreign currency translation. These reductions in the projected benefit obligation were partially offset by changes in actuarial assumptions primarily caused by decreased discount rates for both the U.S. and non-U.S. pension plans. Assuming no changes in current assumptions, the Company expects to fund approximately $24.6 million to $28.7 million in company contributions for calendar year 2017.

The expected benefit payments for the U.S. and non-U.S. defined benefit pension plans are as follows:

($ in thousands)	U.S. Pension Plans	Non-U.S. Pension Plans
2017	$16,594	$37,303
2018	16,758	36,753
2019	16,837	37,702
2020	16,910	38,033
2021	17,592	38,241
Thereafter	86,226	201,493

	$170,917	$389,525

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Benefit Plan Assets

The target allocation for the U.S. pension plans and the weighted-average asset allocations for the defined benefit pension plans at December 30, 2016 and December 25, 2015 by asset category are set out below. For the non-U.S. pension plans, the targeted allocation of assets is generally related to the expected benefit payments over the next five to ten years. The target is to hold sufficient assets in fixed income securities to meet these cash flows. So as the benefit plan matures, an increasing proportion of plan assets will be held in fixed income securities.

	Target Allocation	U.S. Pension Plans		Non- U.S. Pension Plans
		2016	2015	2016	2015
Equity securities	52%	45%	47%	33%	35%
Debt securities	48%	53%	44%	50%	56%
Other	0%	2%	9%	17%	9%

Total	100%	100%	100%	100%	100%

The investment philosophy for the defined benefit pension plans is primarily to have the asset values and long-term rates of return exceed those of the relative benchmarks in order to protect and pay the expected future benefit payments to participants. Asset allocation decisions are made in an attempt to construct a total portfolio that achieves the desired expected risk and return needed to meet long term liabilities of the plans. For non-U.S. plans, the asset allocation decisions are often made by an independent board of trustees. In order to accomplish the investment philosophy and strategy, the benefit plan trustees monitor the asset classes allowed for investment, the strategic mix targets, and allowable ranges of such.

Investments in domestic and international equity securities are utilized with the expectation that they will provide a higher rate of return than debt securities for periods in excess of five to ten years, albeit with greater risk. Investments in debt securities, such as government and corporate bonds of domestic and international entities, are utilized with the expectation that they are generally low in risk and can meet the shorter term cash flow needs of the plans. We use long-term historical actual return experience with consideration of the expected investment mix of the plan assets, as well as future estimates of long-term investment returns to develop the expected rate of return assumptions used in calculating the net periodic pension cost.

Investments are stated at fair value. Fair value represents the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. For our investment fund assets, we have classified each of the funds which are publicly offered and reported on an exchange as Level 1. We have classified investment fund assets which are not publicly offered as Level 2, without consideration as to the level of the specific underlying investments and securities held by the fund as it reflects the Levels for the actual asset held by the plan (the fund). Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy in accordance with the adoption of ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent). The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following tables summarize the fair values of our defined benefit pension plan assets by major asset category:

	U.S. Pension Plans
($ in thousands)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 30, 2016
Cash and cash equivalents	$2,833	$2,833	$—	$—
Investment funds:
Equity funds	87,173	31,074	56,099	—
Fixed income securities	104,575	70,590	33,985	—

Total	$194,581	$104,497	$90,084	$—

December 25, 2015
Cash and cash equivalents	$2,369	$2,369	$—	$—
Investment funds:
Equity funds	88,176	29,829	58,347	—
Fixed income securities	96,754	62,147	34,607	—

Total	$187,299	$94,345	$92,954	$—

	Non-U.S. Pension Plans
($ in thousands)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 30, 2016
Cash and cash equivalents	$92,624	$80,538	$12,086	$—
Investment funds:
Equity funds	229,261	—	229,261	—
Fixed income securities	367,862	—	367,862	—
International property fund	3,326	—	3,326	—
Other	25,648	—	25,648	—

Total investments in the fair value hierarchy	$718,721	$80,538	$638,183	$—
Investments measured at net asset value	67,777

Total investment asset fair value measurement	$786,498	$80,538	$638,183	$—

December 25, 2015
Cash and cash equivalents	$34,673	$7,719	$26,954	$—
Investment funds:
Equity funds	231,931	—	231,931	—
Fixed income securities	386,770	—	386,770	—
International property fund	3,549	—	3,549	—
Other	19,637	—	19,637	—

Total investments in the fair value hierarchy	$676,560	$7,719	$668,841	$—
Investments measured at net asset value	75,318

Total investment asset fair value measurement	$751,878	$7,719	$668,841	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Funded Status

The following table presents the underfunded status of the defined benefit pension plans at December 30, 2016 and December 25, 2015 which is included in long-term employee related liabilities on the consolidated balance sheets:

	U.S. Pension Plans		Non-U.S. Pension Plans
($ in thousands)	2016	2015	2016	2015
Projected benefit obligation	$262,560	$248,932	$909,385	$1,174,603
Fair value of plan assets	194,581	187,299	786,498	751,878

Overfunded status	—	—	2,493	2,906
Underfunded status	$(67,979)	$(61,633)	$(125,380)	$(425,631)

Amounts recognized in accumulated other comprehensive income consist of:
Net actuarial loss	$88,066	$78,689	$342,227	$173,196
Net prior service credits	(323)	(5,468)	(312,834)	—

Total	$87,743	$73,221	$29,393	$173,196

Amounts to be recognized in the following year as a component of net periodic pension expense:
Net actuarial loss	$7,630	$6,513	$10,244	2,885
Net prior service credits	(53)	(752)	(9,795)	—

Total	$7,577	$5,761	$449	2,885

Additional information:

Accumulated benefit obligation	$261,880	$245,726	$904,747	$1,166,501

Other Postretirement Benefits

We sponsor a medical benefit plan for retired employees of certain subsidiaries. The plan is contributory, and retiree premiums are based on years of service at retirement. The benefits contain limitations and a cap on future cost increases. We fund postretirement medical benefits on a pay-as-you-go basis. Additionally, we have a frozen non-qualified pension plan that provides additional retirement benefits to certain senior executives that remained employed and retired from CH2M on or after age 65.

The non-qualified pension and postretirement healthcare benefit payments, including expected future services, are expected to be paid from plan assets and operating cash flows as follows:

($ in thousands)	Non-Qualified Pension Plan	Postretirement Benefit Plans
2017	$89	$2,471
2018	87	2,545
2019	85	2,637
2020	83	2,751
2021	80	2,864
2022-2026	359	14,325

	$783	$27,593

Benefit Expense

The measurement date used for non-qualified pension and other postretirement benefit plans is December 31. The actuarial assumptions used to compute the non-qualified pension benefit expense and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

postretirement benefit expense are based upon information available as of the beginning of the year, as presented in the following table:

	Non-Qualified Pension Plan			Postretirement Benefit Plans
	December 30, 2016	December 25, 2015	December 31, 2014	December 30, 2016	December 25, 2015	December 31, 2014
Actuarial assumptions at beginning of year:
Discount rate	4.9%	4.3%	5.1%	4.9%	4.3%	5.1%
Initial healthcare costs trend rate	na	na	na	na	na	na
Ultimate healthcare cost trend rate	na	na	na	na	na	na
Year ultimate trend rate is reached	na	na	na	na	na	na

na—not	applicable

We have instituted caps on the potential growth of our retiree healthcare costs. The retiree healthcare cost caps have been reached and apply in all future years. As healthcare costs continue to increase, these caps are intended to remain in force at current levels. As a result, a 1% change in the healthcare cost trends has no impact on the postretirement benefit obligation or costs.

The components of the non-qualified pension benefit expense and postretirement benefit expense for the years ended December 30, 2016, December 25, 2015, and December 31, 2014 are detailed below:

	Non-Qualified Pension Plan			Postretirement Benefit Plans
($ in thousands)	2016	2015	2014	2016	2015	2014
Service cost	$—	$—	$—	$826	$967	$1,058
Interest cost	53	58	78	1,988	2,098	2,195
Amortization of prior service credits	—	—	—	(384)	(29)	(29)
Recognized net actuarial loss (gain)	—	1	—	(12)	(8)	(11)

Net expense included in current income	$53	$59	$78	$2,418	$3,028	$3,213

The discount rate used to compute the benefit obligations for the non-qualified pension plan and postretirement benefit plans at December 30, 2016 and December 25, 2015 were 4.3% and 4.9%, respectively. The discount rate assumptions are set annually based on an actuarial bond model. The bond model assumes we purchase high quality corporate bonds such that the expected cash flows generally match the maturity of the benefits.

The following table summarizes the change in benefit obligation for the non-qualified pension and postretirement benefit plans for the years ended December 30, 2016 and December 25, 2015:

	Non-Qualified Pension Plan		Postretirement Benefit Plans
($ in thousands)	2016	2015	2016	2015
Benefit obligation at beginning of year	$1,227	$1,499	$41,908	$50,340
Service cost	—	—	826	967
Interest cost	53	58	1,988	2,098
Participant contributions	—	—	1,070	2,246
Actuarial loss (gain)	(72)	(41)	(2,940)	(5,597)
Plan amendments	—	—	—	(2,417)
Benefits paid	(268)	(289)	(3,907)	(5,729)

Benefit obligation at end of year	$940	$1,227	$38,945	$41,908

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Funded Status

The following table presents the underfunded status of the non-qualified pension and postretirement benefit plans at December 30, 2016 and December 25, 2015:

	Non-Qualified Pension Plan		Postretirement Benefit Plans
($ in thousands)	2016	2015	2016	2015
Projected benefit obligation	$940	$1,227	$—	$—
Accumulated benefit obligation	—	—	38,945	41,908

Underfunded status	$(940)	$(1,227)	$(38,945)	$(41,908)

Amounts recognized in accumulated other comprehensive income consist of:
Net actuarial loss (gain)	$45	$117	$(6,405)	$(3,476)
Net prior service credit	—	—	(2,235)	(2,618)

Total	$45	$117	$(8,640)	$(6,094)

Amounts to be recognized in the following year as a component of net periodic cost:
Net actuarial gain	$—	$—	$(285)	$(13)
Net prior service credit	—	—	(383)	(384)

Total	$—	$—	$(668)	$(397)

Benefits expected to be paid in 2017 are included in short-term employee related liabilities with the remaining liability balance included in long-term employee related liabilities on the consolidated balance sheets.

Multiemployer Plans

We participate in various multiemployer pension plans for certain employees represented by labor unions. We are required to make contributions to these plans in amounts established under collective bargaining agreements, generally based on the number of hours worked. We made contributions to the various plans totaling approximately $4.4 million, $4.2 million, and $4.1 million for the years ended December 30, 2016, December 25, 2015, and December 31, 2014, respectively. We are unable to obtain additional financial information from the multiemployer pension plans sponsors in order to determine unfunded liability amounts and other plan data, however based upon the small number of our employees that have participated in these plans, we do not believe any of these amounts will have a material impact on our financial results.

We have employees who participate in benefit plans with the U.S. Department of Energy for which information is not provided because we are not responsible for the current or future funded status of those plans.

(17) Segment Information

In the first quarter of 2017, we implemented a new organizational structure to more fully align global operations with our client-centric strategy, resulting in three sectors: National Governments, Private, and State & Local Governments. Each of these sectors has been identified in 2017 as a reportable operating segment. Additionally, the termination on January 24, 2017 of the Australian fixed-price Power EPC contract in the first quarter of 2017 resulted in the substantial completion and discontinuation of our former Power EPC business, which was previously a stand-alone reportable operating segment. As a result, in 2017 the financial position and results of operations from this former segment are reflected within our consolidated financial statements as

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

amounts attributable to discontinued operations and are excluded from the amounts attributable to continuing operations. Refer to Note 18 – Discontinued Operations for additional details regarding the results of operation and financial position of our discontinued operations.

Certain financial information relating to the years ended December 30, 2016, December 25, 2015 and December 31, 2014 for each segment is provided below. Costs for corporate general and administrative expenses, restructuring costs and amortization expense related to intangible assets have been allocated to each segment based on the estimated benefits provided by corporate functions. This allocation is primarily based upon metrics that reflect the proportionate volume of project-related activity and employee labor costs within each segment. Additionally, during the third quarter of 2016, a National Governments consolidated joint venture consulting project in Canada eliminated a previously existing one-month reporting lag, which had been required to achieve a timely consolidation. As a result of this change, revenue and direct cost of services each included an additional $51.7 million for the year ended December 30, 2016. There was no impact to our operating loss for the year ended December 30, 2016. Prior year amounts have been revised to conform to the current presentation.

	Year Ended December 30, 2016
($ in thousands)	Gross Revenue	Equity in Earnings	Operating Income (Loss)
National Governments	$1,960,439	$19,605	$5,641
Private	1,309,876	3,860	51,062
State & Local Governments	1,925,352	28,492	(6,741)

Total	$5,195,667	$51,957	$49,962

	Year Ended December 25, 2015
($ in thousands)	Gross Revenue	Equity in Earnings	Operating Income (Loss)
National Governments	$1,378,478	$30,419	$11,945
Private	1,661,163	1,379	100,863
State & Local Governments	2,110,140	14,967	15,144

Total	$5,149,781	$46,765	$127,952

	Year Ended December 31, 2014
($ in thousands)	Gross Revenue	Equity in Earnings	Operating Income (Loss)
National Governments	$1,369,805	$36,445	$13,745
Private	1,747,027	1,960	15,820
State & Local Governments	2,099,692	16,513	25,781

Total	$5,216,524	$54,918	$55,346

Significant Clients

We derived approximately 21%, 20% and 21% of our total revenue from contracts with the U.S. federal government and the agencies regulated by the U.S. federal government in the years ended December 30, 2016, December 25, 2015 and December 31, 2014, respectively. Additionally, in the year ended December 30, 2016, we derived approximately 12% of our total revenue from our National Governments consolidated joint venture consulting contract with Canadian Nuclear Laboratories.

Operating Information by Geographic Area

Although the majority of our consolidated revenue is generated from our domestic operations, we provide services in numerous countries, including Canada, which accounted for 17% of the total consolidated revenue in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2016 and was primarily related to operations within our National Governments segment. The United Kingdom accounted for 10%, 11% and 10% of the total consolidated revenue in 2016, 2015 and 2014, respectively.

Total U.S. and international revenue for the years ended were as follows:

($ in thousands)	December 30, 2016	December 25, 2015	December 31, 2014
U.S.	$3,304,752	$3,589,928	$3,806,935
International	1,890,915	1,559,853	1,409,589

Total	$5,195,667	$5,149,781	$5,216,524

The fixed assets to support our business operations and our clients are located both domestically and internationally. Total U.S. and international net property, plant and equipment for the years ended were as follows:

($ in thousands)	December 30, 2016	December 25, 2015	December 31, 2014
U.S.	$225,929	$179,436	$215,689
International	20,667	20,029	42,471

Total	$246,596	$199,465	$258,160

(18) Discontinued Operations

In connection with our 2014 Restructuring Plan, we elected to exit the fixed-price Power EPC business, which was a stand-alone operating segment. We intended to complete our remaining contracted fixed-price Power EPC contracts, the largest of which was a project in Australia through a consolidated joint venture partnership with an Australian construction contractor and a major U.S.-based gas power technology manufacturer (the “Consortium”) to engineer, procure, construct and start-up a combined cycle power plant that will supply power to a large liquefied natural gas facility in Australia. However, on January 24, 2017, the Consortium terminated its contract with its client, JKC Australia LNG Pty (the “Contractor”) on the grounds that the Contractor had by its actions repudiated the contract. As a result of the termination of the contract, we substantially completed all of our operations in the fixed-price Power EPC business, and, therefore, have presented the results of operations, financial position, cash flows and disclosures related to the fixed-price Power EPC business as discontinued operations in our consolidated financial statements.

The majority of the financial information presented in our discontinued operations in the consolidated financial statements for the three years ended December 30, 2016, December 25, 2015, and December 31, 2014 relate to the Australian fixed-price Power EPC contract the Consortium terminated with the Contractor on January 24, 2017. The Contractor has claimed that the Consortium’s termination was not valid. The Consortium, which includes the consolidated Australian joint venture partnership, expects to file arbitration claims against the Contractor during the first half of 2017, and anticipates that the Contractor will file counter claims. We expect a lengthy, multi-year arbitration process and at this time we are unable to predict the timing of resolution or the outcome of disputes. While we continue to assess the possible impacts to our financial statements, the ultimate outcome of the dispute will depend upon contested issues of fact and law.

Due to a variety of issues, the joint venture partnership had experienced increases in estimated costs to complete the project which resulted in losses of $280.0 million in 2014, of which our portion of the loss was $140.0 million, and $301.5 million in 2016, of which our portion of the loss was $154.1 million. These contract losses were accrued and recognized in the periods when known and estimable. As a result of the contract

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

termination, we evaluated the potential future costs as of December 30, 2016 in accordance with the accounting standards applicable to contingent liabilities. The joint venture has incurred costs totaling approximately $20.0 million in 2017 to demobilize from the site and expects to continue to incur significant legal and other costs until the dispute is resolved. The Consortium is also in the process of determining the required costs to close out and terminate its current subcontractor obligations. These costs, which we expect will be incurred in 2017, have been accrued within our provision for loss accrual in our consolidated financial statements as of December 30, 2016 based upon our best estimate from the information currently available. It is possible that certain subcontractors could file claims against the Consortium as a result of our termination of their subcontract which could be material to our consolidated financial statements. Additionally, the joint venture’s performance on the project is secured by certain bonds totaling approximately $50.0 million which could potentially be called by our client at some time in the future. If we are ultimately unsuccessful in our claim that the contract was repudiated by our client, the Consortium could be liable for the completion of the project by a separate contractor and other related damages. These additional costs could be materially adverse to our results of operations, cash flow and financial condition in the future.

Additionally, during 2014, we experienced significant cost growth on a fixed-price Power contract to design and construct a new power generation facility in the northeastern United States. These increases in costs resulted from multiple sources including a substantial decline in union labor productivity, poor subcontractor performance and the impacts of schedule delays caused by the above items and severe weather in the northeastern United States. The effect of these changes in estimates resulted in a charge to operations totaling $64.4 million in the year ended December 31, 2014. There were no additional charges to operations in the year ended December 25, 2015 as the project achieved substantial completion in 2014. In the third quarter of 2016, we reached a final settlement with the client which did not materially change our financial position on the project. All obligations associated with this project are scheduled for final completion during the first quarter of 2017.

The following table presents a reconciliation of the major classes of line items constituting the net (loss) income from discontinued operations related the fixed-price Power EPC business:

	For The Years Ended
($ in thousands)	December 30, 2016	December 25, 2015	December 31, 2014
Gross revenue	$40,277	$211,724	$196,945
Operating expenses:
Direct cost of services	(325,875)	(198,863)	(531,210)
Selling, general and administrative	(4,468)	(5,972)	(17,121)
Impairment losses on goodwill and intangibles	—	—	(45,546)

(Loss) income from discontinued operations before provision for income taxes	(290,066)	6,889	(396,932)
Benefit for income taxes related to discontinued operations	44,341	378	84,164

Net (loss) income from discontinued operations	$(245,725)	$7,267	$(312,768)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table presents a reconciliation of the carrying amounts of the major classes of assets and liabilities included in discontinued operations related the fixed-price Power EPC business:

($ in thousands)	December 30, 2016	December 25, 2015
Current assets:
Cash and cash equivalents	$9,664	$48,042
Client accounts	1,787	22,195
Unbilled revenue	972	725
Other receivables, net	16	107
Prepaid expenses and other current assets	2,010	4,224

Current assets of discontinued operations	14,449	75,293
Property, plant and equipment, net	1,836	4,201

Total assets of discontinued operations	$16,285	$79,494

Current liabilities:
Accounts payable and accrued subcontractor costs	$20,317	$50,301
Billings in excess of revenue	(933)	37,647
Other accrued liabilities	188,721	94,008

Current liabilities of discontinued operations	208,105	181,956

Total liabilities of discontinued operations	$208,105	$181,956

(19) Commitments and Contingencies

We maintain a variety of commercial commitments that are generally made available to provide support for various provisions in our engineering and construction contracts. Letters of credit are provided to clients in the ordinary course of the contracting business in lieu of retention or for performance and completion guarantees on engineering and construction contracts. We also post surety bonds, which are contractual agreements issued by a surety, for the purpose of guaranteeing our performance on contracts. Bid bonds are also issued by a surety to protect owners and are subject to full or partial forfeiture for failure to perform obligations arising from a successful bid.

Commercial commitments outstanding as of December 30, 2016 are summarized below:

	Amount of Commitment Expiration Per Period
($ in thousands)	Less than 1 Year	1-3 Years	4-5 Years	Over 5 Years	Total Amount Committed
Letters of credit	$47,808	$44,050	$6,231	$27,706	$125,795
Bank guarantees	7,724	615	51	—	8,390
Surety and bid bonds	765,180	35,397	67	—	800,644

Total	$820,712	$80,062	$6,349	$27,706	$934,829

We are party to various legal actions arising in the normal course of business. Because a large portion of our business comes from U.S. federal, state and municipal sources, our procurement and certain other practices at times are subject to review and investigation by various agencies of the U.S. government and state attorneys’ offices. Such state and U.S. government investigations, whether relating to government contracts or conducted for other reasons, could result in administrative, civil or criminal liabilities, including repayments, fines or

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

penalties or could lead to suspension or debarment from future U.S. government contracting. These investigations often take years to complete and many result in no adverse action or alternatively could result in settlement. Damages assessed in connection with and the cost of defending any such actions could be substantial. While the outcomes of pending proceedings and legal actions are often difficult to predict, management believes that proceedings and legal actions that have not yet been terminated through settlement would not result in a material adverse effect on our results of operations or financial condition even if the final outcome is adverse to the Company.

CH2M-WG Idaho, LLC (“CWI”), owned 50.5% by CH2M HILL Constructors, Inc., a wholly owned subsidiary of CH2M HILL Companies, Ltd., is a remediation contractor for the U.S. Department of Energy (“DOE”) at the Idaho National Laboratory site. The original remediation contract was to run from May 2005 through September 2012, and was extended through September 2015. CWI currently has a disagreement with DOE concerning what CWI’s final fee should be for the base contract period from May 2005 through September 2012. In December 2013, the DOE issued a final determination that was approximately $30.0 million less than CWI expected to receive in the fee determination. On March 6, 2014, CWI filed a Certified Claim with the Contracting Officer for a total fee owed of $40.1 million. Certified Claim was rejected through a Contracting Officer’s Final Decision in May 2014, and CWI filed its appeal to the Civilian Board of Contract Appeals on May 30, 2014. The trial was held on April 12 through 28, 2016, and the post-trial briefing phase is now complete. We are awaiting the decision from the Board. Based on information presently known to management, we believe that the outcome of this dispute will not have a material adverse effect on our financial condition, cash flows or results of operations.

In 2003, the Municipality of Anchorage, Alaska (“Municipality”) began its Port of Anchorage Intermodal Expansion Project by entering into Memoranda of Understanding with the Maritime Administration (“MarAd”). MarAd contracted with Integrated Concepts and Research Corporation (“ICRC”) to perform certain design and construction-related work on the project. In 2006, ICRC subcontracted certain project design work to PND Engineers, Inc. (“PND”). In 2006, PND subcontracted some limited portions of its work to VECO, Inc. (n/k/a CH2M HILL Alaska, Inc.). During the design phase, PND’s proprietary design, the Open Cell Sheet Pile system (“OCSP”) was recommended as the preferred design alternative on the project. VECO issued two documents, one in 2006 and one in 2007. On March 8, 2013, the Municipality filed suit against ICRC, PND, and CH2M HILL Alaska, Inc. in the Superior Court for the State of Alaska, Third Judicial District at Anchorage. Four additional parties (GeoEngineers, Inc.; Terracon Consultants, Inc.; Colaska, Inc.; and MKB Constructors) were later added to the litigation. The matter was transferred to the United States District Court for the District of Alaska. The Municipality alleged the project suffered from design and construction deficiencies, and initially claimed damages against all defendants of approximately $340.0 million. The Municipality’s claims against CH2M HILL Alaska, Inc. ultimately included claims for professional negligence, negligence, and negligent misrepresentation. The Court issued a ruling on October 31, 2016, granting CH2M HILL Alaska, Inc.’s motion for summary judgment as to negligence, negligent misrepresentation, and the portion of the professional negligence claim relating to VECO’s 2007 report. The Municipality has also filed suit against MarAd in the Court of Federal Claims related to the Project. Based on information presently known to management, we intend to vigorously defend the claims brought against us, and we believe that the outcome of this dispute will not have a material adverse effect on our financial condition, cash flows or results of operations. On January 26, 2017, the Municipality and CH2M HILL Alaska, Inc. reached a settlement for an immaterial amount under fair and reasonable terms, and the Municipality dismissed CH2M HILL Alaska, Inc. with prejudice from the litigation.

In 2009, URS-CH2M HILL Amtrak Joint Venture, a joint venture formed by CH2M HILL, Inc., a wholly owned subsidiary of CH2M HILL Companies, Ltd., and URS Corporation (“URS”) was contracted by Amtrak to provide Program Management Oversight and administration services for the Amtrak Improvements Project, a $1.3 billion Amtrak-awarded stimulus funded under the American Recovery and Reinvestment Act. This ongoing appointment includes over 366 projects involving improvements to bridges, communications and systems,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

electrical transmission, stations, security, railroad ties, etc. On July 17, 2014, Amtrak’s Office of Inspector General served a subpoena duces tecum on CH2M HILL, Inc. and joint venture partner, URS, requesting multiple categories of records. Following CH2M HILL, Inc.’s production of documents in compliance with the subpoena, the U.S. Attorney’s Office in Philadelphia contacted CH2M HILL, Inc.’s outside counsel in January 2016 and has since asserted potential violations of the federal False Claims Act resulting in excess of $3.0 million in claims. CH2M HILL, Inc. and the federal government have reached a settlement in principle under fair and reasonable terms to settle the government’s civil False Claims Act claims. On February 27, 2017, the parties reached a settlement pursuant to which CH2M HILL, Inc. and its joint venture partner will pay the United States federal government $1.5 million.

In 2012, CH2M HILL Australia Pty Limited entered into a 50/50 integrated joint venture with UGL Infrastructure Pty Limited (“UGL”), an Australian construction contractor (“CH2M-UGL JV” or “JV”). The JV entered into a Consortium Agreement with General Electric and GE Electrical International Inc. The Consortium was awarded a contract by JKC Australia LNG Pty Limited (“JKC”) for the engineering, procurement, construction and commissioning of a 360 MW Combined Cycle Power Plant (the “Project”) for INPEX Operations Australia Pty Limited (“Inpex”) at Blaydin Point, Darwin, NT, Australia (the “Subcontract”). On January 24, 2017, the Consortium terminated the Subcontract because of JKC’s repudiatory breach. The Consortium also demobilized from the work site. The Consortium issued a termination letter which described JKC’s failure to properly administer the Subcontract. JKC’s failures include, among other things, (1) a failure to provide fuel gas by the milestone date and (2) delay in the provision of electrical load against the previously advised program. There are a number of other omissions and interferences by JKC with respect to completing site documentation that have also contributed to the Consortium’s decision to terminate the Subcontract. JKC has claimed that the Consortium’s termination was not valid. JKC claims the Consortium has abandoned the work and, as such, JKC has now purported to terminate the Subcontract. The Consortium and JKC are now in dispute over the termination. The Consortium expects to file arbitration claims against JKC, and anticipates that JKC will file claims back. We expect the arbitration to be lengthy and at this time are unable to predict the timing of resolution or the outcome of disputes, but the outcome could be materially adverse to our results of operations, cash flow and financial condition. The primary dispute over the termination is to be decided in an International Chamber of Commerce arbitration in Singapore.

Many claims that are currently pending against us are covered by our professional liability insurance after we have exhausted our self-insurance requirement, which is currently $20.0 million per policy year. Management estimates that the levels of insurance coverage (after retentions and deductibles) are generally adequate to cover our liabilities, if any, with regard to such claims. Any amounts that are probable of payment are accrued when such amounts are estimable. As of December 30, 2016 and December 25, 2015, accruals for potential estimated claim liabilities were $8.9 million and $11.0 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(20) Quarterly Financial Information (unaudited)

Our quarterly financial information for continuing operations for the years ended December 30, 2016 and December 25, 2015 is summarized in the following table:

($ in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	For the Year Ended
2016
Revenue	$1,287,010	$1,290,965	$1,302,609	$1,315,083	$5,195,667
Operating income (loss)	41,022	(14,051)	(1,624)	24,615	49,962
Net income (loss) from continuing operations	23,845	(5,658)	53,550	49,734	121,471
Net loss from discontinued operations	(121)	(148,532)	(87,199)	(9,873)	(245,725)
Net income (loss) attributable to CH2M	$24,579	$(62,042)	$15,933	$36,568	$15,038
Net income (loss) from continuing operations attributable to CH2M per common share:
Basic	$0.70	$(0.41)	$1.25	$1.57	$0.26
Diluted	$0.70	$(0.41)	$1.25	$1.57	$0.26
Net income (loss) attributable to CH2M per common share:
Basic	$0.74	$(2.53)	$0.40	$1.08	$0.03
Diluted	$0.74	$(2.53)	$0.40	$1.08	$0.03
2015
Revenue	$1,228,355	$1,284,652	$1,303,978	$1,332,796	$5,149,781
Operating income	39,432	14,396	55,151	18,973	127,952
Net income from continuing operations	25,554	5,530	39,825	13,941	84,850
Net income (loss) from discontinued operations	1,951	(2,424)	8,680	(940)	7,267
Net income attributable to CH2M	$23,498	$3,750	$39,445	$13,710	$80,403
Net income from continuing operations attributable to CH2M per common share:
Basic	$0.89	$0.17	$1.21	$0.34	$2.64
Diluted	$0.89	$0.17	$1.21	$0.34	$2.63
Net income attributable to CH2M per common share:
Basic	$0.86	$0.13	$1.22	$0.37	$2.62
Diluted	$0.86	$0.13	$1.22	$0.37	$2.61

CH2M HILL COMPANIES, LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

(Unaudited)

(Dollars in thousands)

	June 30, 2017	December 30, 2016
ASSETS
Current assets:
Cash and cash equivalents	$112,400	$121,365
Receivables, net—
Client accounts	568,386	602,363
Unbilled revenue	573,162	529,779
Other	13,678	11,469
Income tax receivable	25,031	18,375
Prepaid expenses and other current assets	103,899	92,097
Current assets of discontinued operations	827	14,449

Total current assets	1,397,383	1,389,897
Investments in unconsolidated affiliates	73,626	66,329
Property, plant and equipment, net	233,536	246,596
Goodwill	499,221	477,752
Intangible assets, net	30,496	38,024
Deferred income taxes	348,446	363,251
Employee benefit plan assets and other	93,594	86,777
Long-term assets of discontinued operations	—	1,836

Total assets	$2,676,302	$2,670,462

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$2,231	$2,242
Accounts payable and accrued subcontractor costs	369,515	394,934
Billings in excess of revenue	211,141	227,501
Accrued payroll and employee related liabilities	290,407	272,458
Other accrued liabilities	194,668	210,121
Current liabilities of discontinued operations	1,239	208,105

Total current liabilities	1,069,201	1,315,361
Long-term employee related liabilities	294,643	308,118
Long-term debt	520,234	495,632
Other long-term liabilities	102,216	105,813
Long-term liabilities of discontinued operations	77,920	—

Total liabilities	2,064,214	2,224,924
Commitments and contingencies (Note 15)
Stockholders’ equity:
Preferred stock, $0.01 par value, 50,000,000 shares authorized of which 10,000,000 are designated as Series A; 4,821,600 issued and outstanding at June 30, 2017 and as of December 30, 2016	48	48
Common stock, $0.01 par value, 100,000,000 shares authorized; 24,580,276 and 25,148,399 issued and outstanding at June 30, 2017 and December 30, 2016, respectively	246	251
Additional paid-in capital	144,197	169,573
Retained earnings	642,504	586,252
Accumulated other comprehensive loss	(171,234)	(209,408)

Total CH2M common stockholders’ equity	615,761	546,716
Noncontrolling interests of continuing operations	(3,673)	(8,643)
Noncontrolling interests of discontinued operations	—	(92,535)

Total stockholders’ equity	612,088	445,538

Total liabilities and stockholders’ equity	$2,676,302	$2,670,462

The accompanying notes are an integral part of these consolidated financial statements.

CH2M HILL COMPANIES, LTD. AND SUBSIDIARIES

Consolidated Statements of Operations

(Unaudited)

(Dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30, 2017	June 24, 2016	June 30, 2017	June 24, 2016
Gross revenue	$1,284,859	$1,290,965	$2,525,292	$2,577,975
Equity in earnings of joint ventures and affiliated companies	15,378	8,717	22,739	17,770
Operating expenses:
Direct cost of services	(1,022,267)	(1,078,582)	(2,050,954)	(2,103,575)
Selling, general and administrative	(205,342)	(235,151)	(394,998)	(465,199)

Operating income (loss)	72,628	(14,051)	102,079	26,971
Other income (expense):
Interest income	108	110	208	170
Interest expense	(9,837)	(2,879)	(16,410)	(6,146)

Income (loss) from continuing operations before provision for income taxes	62,899	(16,820)	85,877	20,995
(Provision) benefit for income taxes from continuing operations	(15,739)	11,162	(20,951)	(2,808)

Net income (loss) from continuing operations	47,160	(5,658)	64,926	18,187
Net loss from discontinued operations	(531)	(148,532)	(141)	(148,653)

Net income (loss)	46,629	(154,190)	64,785	(130,466)
Less: income attributable to noncontrolling interests from continuing operations	(4,336)	(4,348)	(8,593)	(4,819)
Less: loss attributable to noncontrolling interests from discontinued operations	—	96,496	60	97,822

Net income (loss) attributable to CH2M	$42,293	$(62,042)	$56,252	$(37,463)

Net income (loss) attributable to CH2M per common share[1]:
Basic net income (loss) from continuing operations per common share	$1.24	$(0.41)	$1.55	$0.60
Basic net loss from discontinued operations per common share	(0.01)	(2.12)	—	(2.27)

Basic net income (loss) per common share	$1.23	$(2.53)	$1.55	$(1.67)

Diluted net income (loss) from continuing operations per common share	$1.24	$(0.41)	$1.55	$0.60
Diluted net loss from discontinued operations per common share	(0.01)	(2.12)	—	(2.27)

Diluted net income (loss) per common share	$1.23	$(2.53)	$1.55	$(1.67)

Basic weighted average number of common shares	24,663,914	25,993,448	24,809,814	26,064,581

Diluted weighted average number of common shares	24,666,714	25,993,448	24,814,363	26,064,581

[1]	Represents net income (loss) attributable to CH2M less (i) income allocated to preferred stockholders of $6,372 and $8,106 for the three and six months ended June 30, 2017, respectively, and $0 for the three and six months ended June 24, 2016, and (ii) accrued dividends attributable to preferred stockholders of $5,654 and $9,643 for the three and six months ended June 30, 2017, and $3,612 and $6,176 for the three and six months ended June 24, 2016.

The accompanying notes are an integral part of these consolidated financial statements.

CH2M HILL COMPANIES, LTD.

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

(Dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30, 2017	June 24, 2016	June 30, 2017	June 24, 2016
Net income (loss)	$46,629	$(154,190)	$64,785	$(130,466)
Other comprehensive income:
Foreign currency translation adjustments	20,332	10,599	33,940	11,765
Benefit plan adjustments, net of tax	2,257	1,950	4,234	4,070

Other comprehensive income	22,589	12,549	38,174	15,835

Comprehensive income (loss)	69,218	(141,641)	102,959	(114,631)
Less: income attributable to noncontrolling interests from continuing operations	4,742	4,348	9,135	4,819
Less: loss attributable to noncontrolling interests from discontinued operations	—	(96,496)	(60)	(97,822)

Comprehensive income (loss) attributable to CH2M	$64,476	$(49,493)	$93,884	$(21,628)

The accompanying notes are an integral part of these consolidated financial statements.

CH2M HILL COMPANIES, LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited, Dollars in thousands)

	Six Months Ended
	June 30, 2017	June 24, 2016
Cash flows from operating activities:
Net income (loss)	$64,785	$(130,466)
Adjustments to reconcile net income to net cash provided by (used in) continuing operating activities:
Net loss from discontinued operations	141	148,653
Depreciation and amortization	29,994	30,944
Stock-based employee compensation	17,302	18,277
Loss on disposal of property, plant and equipment	852	202
Amortization of debt issuance costs	289	—
Allowance for uncollectible accounts	2,366	347
Deferred income taxes	19,005	(82,022)
Undistributed earnings and gains from unconsolidated affiliates	(22,739)	(17,770)
Distributions of income from unconsolidated affiliates	29,061	27,203
Contributions to defined benefit pension plans	(12,781)	(19,026)
Excess tax benefits from stock-based compensation	1,368	2,502
Change in assets and liabilities of continuing operations:
Receivables and unbilled revenue	934	28,518
Prepaid expenses and other	(16,112)	(11,778)
Accounts payable and accrued subcontractor costs	(31,027)	(47,696)
Billings in excess of revenue	(19,326)	37,625
Accrued payroll and employee related liabilities	17,936	(18,095)
Other accrued liabilities	(19,830)	(17,336)
Income tax receivable	(6,723)	20,606
Long-term employee related liabilities and other	(8,265)	30,559

Net cash provided by operating activities from continuing operations	47,230	1,247
Net cash used in operating activities from discontinued operations	(14,215)	(113,692)

Net cash provided by (used in) operating activities	33,015	(112,445)
Cash flows from investing activities:
Capital expenditures	(9,006)	(67,357)
Acquisition related payments	(213)	(15,788)
Investments in unconsolidated affiliates	(13,866)	(12,315)
Distributions of capital from unconsolidated affiliates	875	6,663
Proceeds from sale of operating assets	1,485	815

Net cash used in investing activities from continuing operations	(20,725)	(87,982)
Net cash used in investing activities from discontinued operations	(8,109)	(169)

Net cash used in investing activities	(28,834)	(88,151)
Cash flows from financing activities:
Borrowings on long-term debt	1,118,126	1,235,328
Payments on long-term debt	(1,093,833)	(1,142,074)
Repurchases and retirements of common stock	(42,683)	(76,387)
Proceeds from the issuance of preferred stock, net of issuance costs	—	99,800
Settlement of tax-withholding obligation on stock-based compensation	(2,407)	(2,607)
Net distributions to noncontrolling interests for continuing operations	(2,847)	(2,860)

Net cash (used in) provided by financing activities from continuing operations	(23,644)	111,200
Net cash provided by financing activities from discontinued operations	4,635	48,739

Net cash (used in) provided by financing activities	(19,009)	159,939
Effect of deconsolidation of a joint venture partnership on cash	(13,011)	—
Effect of exchange rate changes on cash	9,210	1,019

Decrease in cash and cash equivalents	$(18,629)	$(39,638)
Cash and cash equivalents from continuing operations, beginning of period	$121,365	$148,979
Cash and cash equivalents from discontinued operations, beginning of period	9,664	48,042

Cash and cash equivalents, beginning of period	$131,029	$197,021
Cash and cash equivalents from continuing operations, end of period	$112,400	$149,737
Cash and cash equivalents from discontinued operations, end of period	—	7,646

Cash and cash equivalents, end of period	$112,400	$157,383

Supplemental disclosures:
Cash paid for interest	$13,658	$5,860
Cash paid for income taxes	$4,686	$10,347

The accompanying notes are an integral part of these consolidated financial statements.

CH2M HILL COMPANIES, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2017

(Unaudited)

(1) Summary of Business and Significant Accounting Policies

Summary of Business

CH2M HILL Companies, Ltd. and subsidiaries (“We”, “Our”, “CH2M” or the “Company”) is a large employee-controlled professional engineering services firm, founded in 1946, providing engineering, construction, consulting, design, design-build, procurement, engineering-procurement-construction (“EPC”), operations and maintenance, program management and technical services to United States (“U.S.”) federal, state, municipal and local government agencies, national governments, as well as private industry and utilities, around the world. A substantial portion of our professional fees are derived from projects that are funded directly or indirectly by government entities.

Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and according to instructions to Form 10-Q and the provisions of Article 10 of Regulation S-X that are applicable to interim financial statements. Accordingly, these statements do not include all of the information required by GAAP or the Securities and Exchange Commission (“SEC”) rules and regulations for annual audited financial statements. The preparation of financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates and assumptions have been prepared on the basis of the most current and best available information. Actual results could differ from those estimates.

In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the results for the interim periods presented. The results of operations for any interim period are not necessarily indicative of results for the full year. These unaudited interim consolidated financial statements should be read in conjunction with our consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 30, 2016.

Revenue Recognition

We earn revenue from different types of services performed under various types of contracts, including cost-plus, fixed-price and time-and-materials. We evaluate contractual arrangements to determine how to recognize revenue. We primarily perform engineering and construction related services and recognize revenue for these contracts on the percentage-of-completion method where progress towards completion is measured by relating the actual cost of work performed to date to the current estimated total cost of the respective contract. In making such estimates, judgments are required to evaluate potential variances in schedule, the cost of materials and labor, productivity, subcontractor costs, liability claims, contract disputes, and achievement of contract performance standards. We record the cumulative effect of changes in contract revenue and cost at completion in the period in which the changed estimates are determined to be reliably estimable.

Below is a description of the four basic types of contracts from which we may earn revenue:

Cost-Plus Contracts. Cost-plus contracts can be cost plus a fixed fee or rate, or cost plus an award fee. Under these types of contracts, we charge our clients for our costs, including both direct and indirect costs, plus a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

fixed fee or an award fee. We generally recognize revenue based on the labor and non-labor costs we incur, plus the portion of the fixed fee or award fee we have earned to date.

Included in the total contract value for cost-plus fee arrangements is the portion of the fee for which receipt is determined to be probable. Award fees are influenced by the achievement of contract milestones, cost savings and other factors.

Fixed-Price Contracts. Under fixed-price contracts, our clients pay us an agreed amount negotiated in advance for a specified scope of work. For engineering and construction contracts, we recognize revenue on fixed-price contracts using the percentage-of-completion method where direct costs incurred to date are compared to total projected direct costs at contract completion. Prior to completion, our recognized profit margins on any fixed-price contract depend on the accuracy of our estimates and will increase to the extent that our actual costs are below the original estimated amounts. Conversely, if our costs exceed these estimates, our profit margins will decrease, and we may realize a loss on a project. The significance of these estimates varies with the complexity of the underlying project, with our large, fixed-price EPC projects being most significant.

Time-and-Materials Contracts. Under our time-and-materials contracts, we negotiate hourly billing rates and charge our clients based on the actual time that we expend on a project. In addition, clients reimburse us for our actual out of pocket costs of materials and other direct expenditures that we incur in connection with our performance under the contract. Our profit margins on time-and-materials contracts fluctuate based on actual labor and overhead costs that we directly charge or allocate to contracts compared with the negotiated billing rate and markup on other direct costs. Some of our time-and-materials contracts are subject to maximum contract values, and accordingly, revenue under these contracts is recognized under the percentage-of-completion method where costs incurred to date are compared to total projected costs at contract completion. Revenue on contracts that is not subject to maximum contract values is recognized based on the actual number of hours we spend on the projects plus any actual out of pocket costs of materials and other direct expenditures that we incur on the projects.

Operations and Maintenance Contracts. A portion of our contracts are operations and maintenance type contracts. Revenue is recognized on operations and maintenance contracts on a straight-line basis over the life of the contract once we have an arrangement, service has begun, the price is fixed or determinable and collectability is reasonably assured.

For all contract types noted above, change orders are included in total estimated contract revenue when it is probable that the change order will result in an addition to contract value and when the change order can be estimated. Management evaluates when a change order is probable based upon its experience in negotiating change orders, the customer’s written approval of such changes or separate documentation of change order costs that are identifiable. Additional contract revenue related to claims is included in total estimated contract revenue when the amount can be reliably estimated, which is typically evidenced by a contract or other evidence providing a legal basis for the claim.

Losses on construction and engineering contracts in process are recognized in their entirety when the loss becomes evident and the amount of loss can be reasonably estimated.

Accounts Receivable

We reduce accounts receivable by estimating an allowance for amounts that may become uncollectible in the future. Management determines the estimated allowance for uncollectible amounts based on their judgments in evaluating the aging of the receivables and the financial condition of our clients, which may be dependent on the type of client and the client’s current financial condition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Unbilled Revenue and Billings in Excess of Revenue

Unbilled revenue represents the excess of contract revenue recognized over billings to date on contracts in process. These amounts become billable according to the contract terms, which usually consider the passage of time, achievement of certain milestones or completion of the project.

Billings in excess of revenue represent the excess of billings to date, per the contract terms, over work performed and revenue recognized on contracts in process using the percentage-of-completion method.

Fair Value Measurements

Fair value represents the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Assets and liabilities are valued based upon observable and non-observable inputs. Valuations using Level 1 inputs are based on unadjusted quoted prices that are available in active markets for the identical assets or liabilities at the measurement date. Level 2 inputs utilize significant other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly; and valuations using Level 3 inputs are based on significant unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. There were no significant transfers between levels during any period presented.

Restructuring and Related Charges

An exit activity includes but is not limited to a restructuring, such as a sale or termination of a line of business, the closure of business activities in a particular location, the relocation of business activities from one location to another, changes in management structure, and a fundamental reorganization that affects the nature and focus of operations. The Company recognizes a current and long-term liability, within other accrued liabilities and other long term liabilities, respectively, and the related expense, within selling, general and administrative expense, for restructuring costs when the liability is incurred and can be measured. Restructuring accruals are based upon management estimates at the time they are recorded and can change depending upon changes in facts and circumstances subsequent to the date the original liability was recorded. Nonretirement postemployment benefits offered as special termination benefits to employees, such as a voluntary early retirement program, are recognized as a liability and a loss when the employee accepts the offer and the amount can be reasonably estimated.

Goodwill

Goodwill represents the excess of costs over fair value of the assets of businesses we have acquired. Goodwill acquired in a purchase business combination is not amortized, but instead, is tested for impairment at least annually. Our annual goodwill impairment test is conducted as of the first day of the fourth quarter of each year, however, upon the occurrence of certain triggering events, we are also required to test for impairment at dates other than the annual impairment testing date. In performing the impairment test, we evaluate our goodwill at the reporting unit level. We have the option to assess either quantitative or qualitative factors to determine whether it is more likely than not that the fair values of our reporting units are less than their carrying amounts. If after assessing the totality of events or circumstances, we determine that it is not more likely than not that the fair values of our reporting units are less than their carrying amounts, then the next step of the impairment test is unnecessary. If we conclude otherwise, then we are required to test goodwill for impairment by comparing the estimated fair value of each reporting unit to the unit’s carrying value, including goodwill. If the carrying value of a reporting unit does not exceed its fair value, the goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its estimated fair value, we would recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

We determine the fair value of our reporting units using a combination of the income approach, the market approach, and the cost approach. The income approach calculates the present value of future cash flows based on assumptions and estimates derived from a review of our expected revenue growth rates, profit margins, business plans, cost of capital and tax rates for the reporting units. Our market based valuation method estimates the fair value of our reporting units by the application of a multiple to our estimate of a cash flow metric for each business unit. The cost approach estimates the fair value of a reporting unit as the net replacement cost using current market quotes.

Intangible Assets

We may acquire other intangible assets in business combinations. Intangible assets are stated at fair value as of the date they are acquired in a business combination. We amortize intangible assets with finite lives on a straight-line basis over their expected useful lives, currently up to ten years. We test our intangible assets for impairment in the period in which a triggering event or change in circumstance indicates that the carrying amount of the intangible asset may not be recoverable. If the carrying amount of the intangible asset exceeds the fair value, an impairment loss will be recognized in the amount of the excess. We determine the fair value of the intangible assets using a discounted cash flow approach.

Derivative Instruments

We primarily enter into derivative financial instruments to mitigate exposures to changing foreign currency exchange rates on our earnings and cash flows. We are primarily subject to this risk on long-term projects whereby the currency being paid by our client differs from the currency in which we incurred our costs, as well as intercompany trade balances among entities with differing currencies. We do not enter into derivative transactions for speculative or trading purposes. All derivatives are carried at fair value on the consolidated balance sheets in other receivables or other accrued liabilities as applicable. The periodic change in the fair value of the derivative instruments related to our business group operations is recognized in earnings within direct costs. The periodic change in the fair value of the derivative instruments related to our general corporate foreign currency exposure is recognized within selling, general and administrative expense.

Retirement and Tax-Deferred Savings Plan

The Retirement and Tax Deferred Savings Plan is a retirement plan that includes a cash or deferred arrangement that is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code and provides benefits to eligible employees upon retirement. The 401(k) Plan allows for matching contributions up to 58.33% of the first 6% of elective deferrals up to 3.5% of the employee’s quarterly base compensation, although specific subsidiaries may have different limits on employer matching. The matching contributions may be made in both cash and/or stock. Expenses related to matching contributions made in common stock for the 401(k) Plan for the three and six months ended June 30, 2017 were $8.6 million and $11.2 million, respectively, as compared to $7.4 million and $12.9 million for the three and six months ended June 24, 2016, respectively.

Recently Adopted Accounting Standards

In May 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-09, Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting. The amendments in this update provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. This ASU is effective for annual periods beginning after December 15, 2017 and interim periods within those annual periods, and early adoption is permitted. The amendments in this update should be applied prospectively to an award modified on or after the adoption date. Once effective, we will apply this guidance to future changes to terms or conditions of our stock-based payment awards to determine

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

if it triggers modification accounting, but we do not believe this ASU will materially change how we currently evaluate similar occurrences.

In March 2017, the FASB issued ASU 2017-07, Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The amendments in this ASU require that an employer disaggregate the service cost component from the other components of net benefit cost and report the service cost component in the same statement of income line item as other compensation costs for the relevant employees. Additionally, only the service cost component of net benefit cost would be eligible for capitalization. The ASU requires that the other components of net benefit cost be presented outside of income or loss from operations on the statement of income, separate from the service cost component. The amendments in this update should be applied retrospectively for the presentation of the service cost component and the other components of net periodic pension cost in the income statement and prospectively, on and after the effective date, for the capitalization of the service cost component of net periodic benefit cost and net periodic postretirement benefit in assets. This guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those years, and early adoption is permitted. Currently, the net periodic pension expense or income related to our defined pension benefit plans in the U.S. and internationally is presented within selling, general and administrative expense. Therefore, we anticipate the adoption of this ASU to impact the presentation of our statement of operations, including the subtotal of income or loss from operations. Refer to Note 13 – Defined Benefit Plans and Other Postretirement Benefits for detail of our net periodic pension expense or income by component.

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test of Goodwill Impairment. This ASU was issued with the objective of simplifying the subsequent measurement of goodwill for public business entities and not-for-profit entities by eliminating the second step of the goodwill impairment test. As a result, an entity would perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. During the three months ended March 31, 2017, we early adopted this standard which will be effective for our annual goodwill impairment test to be conducted as of the first day of the fourth quarter of 2017. We do not believe this ASU will have a material impact on our financial statements.

In October 2016, the FASB issued ASU 2016-17, Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control. This standard amends the guidance issued with ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis in order to make it less likely that a single decision maker would individually meet the characteristics to be the primary beneficiary of a Variable Interest Entity (“VIE”). When a decision maker or service provider considers indirect interests held through related parties under common control, they perform two steps. The second step was amended with this ASU to say that the decision maker should consider interests held by these related parties on a proportionate basis when determining the primary beneficiary of the VIE rather than in their entirety as was called for in the previous guidance. The adoption of this standard in the current reporting period did not have a material impact on our consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. This ASU was issued with the objective to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The new standard will require companies to recognize the income tax consequences of an intra-entity transfer of non-inventory assets when the transfer occurs. This ASU will be effective for fiscal years beginning after December 15, 2017, and early adoption is permitted. We are currently evaluating the impact of the adoption of this ASU on our financial position and results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU provides guidance for eight specific changes with respect to how certain cash receipts and cash payments are classified within the statement of cash flows in order to reduce existing diversity in practice. This ASU will be effective for fiscal years beginning after December 15, 2017, and early adoption is permitted, and it should be applied using a retroactive transition method to each period presented. We are currently evaluating the impacts the adoption of this standard will have on our consolidated statements of cash flows, focusing on the impact our cash flows related to distributions received from equity method investees and contingent consideration payments made subsequent to business combinations. We anticipate that approximately $0.2 million and $15.8 million of acquisition related payments within our investing cash flows for the six months ended June 30, 2017 and June 24, 2016, respectively, will be reclassified to financing cash flows as a result of adopting this ASU.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payments Accounting. During the three months ended September 30, 2016, the Company elected to early adopt ASU 2016-09 with an effective date of December 26, 2015. As a result, the Company recognized the excess tax benefit of $1.4 million within income tax benefit on the consolidated statements of income for the six months ended June 30, 2017, and, upon adoption, previously unrecognized excess tax benefits of $11.1 million resulted in a cumulative-effect adjustment to retained earnings for the year ended December 30, 2016. The adoption did not impact the existing classification of awards. Excess tax benefits from stock-based compensation of $2.5 million for the six months ended June 24, 2016 were restated into cash flows from operating activities from cash flows from financing activity. Additionally, adopted retrospectively, the Company reclassified $2.4 million and $2.6 million of employee withholding taxes paid from operating activities into financing activities for the six months ended June 30, 2017 and June 24, 2016, respectively. Following the adoption of the standard, the Company elected to continue estimating the number of awards expected to be forfeited and adjust its estimate on an ongoing basis.

In February 2016, the FASB issued ASU 2016-02, Leases. This ASU is a comprehensive new leases standard that was issued to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We continue to assess the impact of adopting ASU 2016-02, but expect to record a significant amount of right-of-use assets and corresponding liabilities. Based upon our operating leases as of December 30, 2016, we expect to have in excess of $500.0 million of undiscounted future minimum lease payments upon adoption of this standard.

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments issued with this ASU require equity securities (including other ownership interests, such as partnerships, unincorporated joint ventures, and limited liability companies) to be measured at fair value with changes in the fair value recognized through net income. An entity’s equity investments that are accounted for under the equity method of accounting or result in consolidation of an investee are not included within the scope of this update. This ASU will be effective for annual reporting periods beginning after December 15, 2017 and interim periods within those annual periods, with early adoption permitted. We believe this standard’s impact on CH2M will be limited to equity securities currently accounted for under the cost method of accounting, which as of June 30, 2017 are valued at $3.5 million within investments in unconsolidated affiliates on the consolidated balance sheet. We do not expect the adoption of this standard to have a material impact on our consolidated statements of operations.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers and subsequently modified with various amendments and clarifications. This ASU is a comprehensive new revenue recognition model that is based on the principle that an entity should recognize revenue to depict the transfer of goods or

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The ASU also requires additional quantitative and qualitative disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. This ASU, as amended, is effective for annual reporting periods beginning after December 15, 2017 and interim periods within those annual periods. Companies may use either a full retrospective or a modified retrospective approach to adopt this ASU. CH2M is currently evaluating the impact of this ASU, the subsequently issued amendments, and the transition alternatives on its financial position and results of operations. Currently, we have identified various revenue streams by contract billing type, client type, and type of contracted services. We are in the process of reviewing our contracts in the various revenue streams in order to isolate those that will be significantly impacted as well as to identify the relevant revenue streams for disaggregated disclosure. From our initial assessment, we do not anticipate the new revenue recognition standard to, in substance, change our current process of recognizing revenue on a substantial portion of our portfolio of contracts. For example, we currently estimate variable consideration in relation to total contract revenue in a manner consistent with the new model, and our initial evaluation of performance obligations coincides with our current contract segmentation policies. After our assessment is complete, we can begin estimating the potential financial impacts of the new standard as well as identify necessary controls, processes and information system changes.

(2) Changes in Project-Related Estimates

We have a fixed-price Transportation contract to design and construct roadway improvements on an expressway in the southwestern United States. The project is approximately 85% complete as of June 30, 2017. In the three and six months ended June 24, 2016, we experienced cost growth resulting in total changes in estimated costs of approximately $60.0 million. This cost growth was primarily a result of survey engineering and design challenges, rework of previously installed work and client-caused delays, including limited daytime access to portions of the site, greater than expected subcontractor costs, subcontracting work previously planned to be self-performed, the sum of which resulted in increased material quantities and work and delivery schedule extensions. We also had severe weather including record rainfall, and production shortfalls resulting from differing site conditions and engineering rework.

In the first quarter of 2017, the project team increased the overall estimated costs for labor and materials by a total of $23.5 million. The cost growth was predominately related to unanticipated field conditions and labor resource restraints, some of which costs are being included in claims submitted to the client. We did not incur additional cost growth during the three months ended June 30, 2017. While the project team believes that the increase in costs during the six months ended June 30, 2017 is sufficient to cover known issues, additional design, fabrication, construction or labor resource issues could be encountered resulting in further cost growth. Certain of these additional costs are believed to be the result of noise barrier fabrication errors incurred by a subcontractor, sound wall design issues, as well as specifications provided by the client that were determined to be incorrect.

We expect to seek resolution of these first quarter 2017 issues from the fabrication/installation subcontractor in addition to seeking resolution of the outstanding change orders and claims through a combination of submissions to the Disputes Board under the terms of the contract and direct negotiations with the client. Change orders and claims totaling approximately $110.0 million have been submitted to the client. We have received favorable, non-binding recommendations from the Disputes Board on some of the claims. We are in the process of trying to reach a mutual resolution with the client on these claims and the other submitted change orders. CH2M will continue to aggressively pursue its entitlements based on claims and change orders, including litigation if it cannot reach resolution with the client. Accordingly, we cannot currently estimate the timing or amounts of recoveries or costs that may be achieved or incurred through these resolution processes, and as such, we have not included any recoveries from these change orders and claims in our current estimated project loss.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

While management believes that it has recorded an appropriate provision to complete the project, we may incur additional costs and losses if our cost estimation processes identify new costs not previously included in our total estimated loss. These possible cost increases include extensions of the schedule to complete the job, lower than expected productivity levels, and performance issues with our subcontractors. These potential changes in estimates could be materially adverse to the Company’s results of operations, cash flow or liquidity.

All reserves for project related losses for projects related to our continuing operations are included in other accrued liabilities and totaled $47.6 million and $71.2 million as of June 30, 2017 and December 30, 2016, respectively. Refer to Note 14 – Discontinued Operations for additional details regarding projects reported within discontinued operations.

(3) Segment Information

In the first quarter of 2017, we implemented a new organizational structure to more fully align global operations with the Company’s client-centric strategy, resulting in three sectors: National Governments, Private, and State & Local Governments. Each of these sectors has been identified as a reportable operating segment.

Costs for corporate selling, general and administrative expenses, restructuring costs and amortization expense related to intangible assets have been allocated to each segment based on the estimated benefits provided by corporate functions. This allocation is primarily based upon metrics that reflect the proportionate volume of project-related activity and employee labor costs within each segment.

Certain financial information relating to the three and six months ended June 30, 2017 and June 24, 2016 for each segment is provided below. Prior year amounts have been revised to conform to the current year presentation.

	Three Months Ended June 30, 2017			Three Months Ended June 24, 2016
($ in thousands)	Gross Revenue	Equity in Earnings	Operating Income	Gross Revenue	Equity in Earnings	Operating Income (Loss)
National Governments	$481,484	$11,153	$14,903	$482,186	$4,931	$7,011
Private	302,923	454	10,150	330,441	307	12,883
State & Local Governments	500,452	3,771	47,575	478,338	3,479	(33,945)

Total	$1,284,859	$15,378	$72,628	$1,290,965	$8,717	$(14,051)

	Six Months Ended June 30, 2017			Six Months Ended June 24, 2016
($ in thousands)	Gross Revenue	Equity in Earnings	Operating Income	Gross Revenue	Equity in Earnings	Operating Income (Loss)
National Governments	$957,163	$15,646	$25,569	$928,909	$11,240	$7,774
Private	592,203	324	19,420	678,539	594	27,380
State & Local Governments	975,926	6,769	57,090	970,527	5,936	(8,183)

Total	$2,525,292	$22,739	$102,079	$2,577,975	$17,770	$26,971

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(4) Stockholders’ Equity

The changes in stockholders’ equity for the six months ended June 30, 2017 are as follows:

(in thousands)	Common Shares	Preferred Shares	Amount
Stockholders’ equity, December 30, 2016	25,148	4,822	$445,538
Shares purchased and retired	(880)	—	(42,683)
Shares issued in connection with stock-based compensation and employee benefit plans	312	—	17,302
Net income attributable to CH2M	—	—	56,252
Other comprehensive income, net of tax	—	—	38,174
Other comprehensive income attributable to noncontrolling interest, net of tax			(542)
Deconsolidation of a subsidiary’s noncontrolling interest	—	—	87,838
Income attributable to noncontrolling interests from continuing operations	—	—	8,593
Loss attributable to noncontrolling interests from discontinued operations			(60)
Investment in affiliates, net	—	—	1,676

Stockholders’ equity, June 30, 2017	24,580	4,822	$612,088

Preferred Stock

As of June 30, 2017, the Company had 50,000,000 shares of preferred stock, $0.01 par value, authorized. On June 22, 2015, the Company designated 10,000,000 shares as Series A Preferred Stock with an original issue price of $62.22 under the Certificate of Designation. On June 24, 2015, the Company sold and issued an aggregate of 3,214,400 shares of Series A Preferred Stock for an aggregate purchase price of $200.0 million in a private placement to a subsidiary owned by investment funds affiliated with Apollo Global Management, LLC (together with its subsidiaries, “Apollo”). Total proceeds from the preferred stock offering were $191.7 million, net of issuance costs of $8.3 million. The sale occurred in connection with the initial closing pursuant to the Subscription Agreement entered into by the Company and Apollo on May 27, 2015 (“Subscription Agreement”). On April 11, 2016, Apollo purchased an additional 1,607,200 shares of Series A Preferred Stock for an aggregate purchase price of approximately $100.0 million in a second closing subject to the conditions within the Subscription Agreement. Total proceeds from the preferred stock offering were $99.8 million, net of issuance costs of $0.2 million.

In connection with the issuance of the Second Lien Notes and the Fourth Amendment to our Amended and Restated Credit Agreement on April 28, 2017, as discussed in Note 10 – Long-Term Debt, we obtained consent from our Series A Preferred Stockholder with respect to the incurrence of the notes and filed a Certificate of Amendment to the Certificate of Designation of Series A Preferred Stock which increases the annual rate at which dividends accrue on the Series A Preferred Stock from 5% to 7% beginning April 1, 2017. Dividends on the Series A Preferred Stock are cumulative and accrue quarterly in arrears on the sum of the original issue price of $62.22 per share plus all accumulated and unpaid accruing dividends, regardless of whether or not declared by the Board. The other terms and conditions of the Series A Preferred Stock set forth in the Certificate of Designation, as summarized in our Annual Report on Form 10-K for the year ended December 30, 2016, remain unchanged.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Under our agreement with Apollo, the maximum consolidated leverage ratio is 4.00x for 2017 and beyond, consistent with the Fourth Amendment to our Amended and Restated Credit Agreement. As of June 30, 2017, we were in compliance with this covenant. Management continually assesses its potential future compliance with the consolidated leverage ratio covenant based on estimates of future earnings and cash flows. If there is an expected possibility of non-compliance, we will discuss possibilities with Apollo to modify the covenant consistent with discussions with the Company’s lenders or utilize other means of capitalizing the Company to anticipate or remedy any non-compliance.

(5) Earnings Per Share

Basic earnings per share (“EPS”) is calculated using the weighted-average number of common shares outstanding during the period and income available to common stockholders, which is calculated by deducting the dividends accumulated for the period on cumulative preferred stock (whether or not earned) and income allocated to preferred stockholders as calculated under the two-class method. In the event the Company has a net loss, the net loss is not allocated to preferred stockholders as the holders do not have a contractual obligation to share in the Company’s losses. The Company considers all of the Series A Preferred Stock to be participating securities as the holders of the preferred stock are entitled contractually to receive a cumulative dividend.

Diluted EPS under the two-class method is computed by giving effect to all potential shares of common stock including common stock issuable upon conversion of the convertible preferred stock, the related convertible dividends for the aggregate five year contractual obligation, and stock options. The denominator is calculated by using the weighted-average number of common shares and common stock equivalents outstanding during the period, assuming conversion at the beginning of the period or at the time of issuance if later. Additionally, when calculating diluted EPS, the Company analyzes the potential dilutive effect of the outstanding preferred stock under the if-converted method, in which it is assumed that the outstanding preferred stock convert to common stock at the beginning of the period. In the event that the if-converted method is more dilutive than the two-class method, the if-converted diluted EPS will be reflected in our financial statements. Common stock equivalents are only included in the diluted EPS calculation when their effect is dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The table below presents the reconciliations of basic and diluted EPS for the three and six months ended June 30, 2017 and June 24, 2016:

	Three Months Ended		Six Months Ended
(in thousands, except per share amounts)	June 30, 2017	June 24, 2016	June 30, 2017	June 24, 2016
Numerator—basic and diluted:
Net income (loss) from continuing operations	$47,160	$(5,658)	$64,926	$18,187
Net loss from discontinued operations	(531)	(148,532)	(141)	(148,653)

Net income (loss)	46,629	(154,190)	64,785	(130,466)
Less: income attributable to noncontrolling interests from continuing operations	(4,336)	(4,348)	(8,593)	(4,819)
Less: loss attributable to noncontrolling interests from discontinued operations	—	96,496	60	97,822

Net income (loss) attributable to CH2M	42,293	(62,042)	56,252	(37,463)
Less: accrued dividends attributable to preferred stockholders	5,654	3,612	9,643	6,176
Less: income allocated to preferred stockholders—basic	6,372	—	8,106	—

Income (loss) available to common stockholders—basic and diluted	$30,267	$(65,654)	$38,503	$(43,639)

Denominators:
Weighted-average common shares outstanding—basic	24,664	25,993	24,810	26,065
Dilutive effect of common stock equivalents	3	—	5	—

Diluted adjusted weighted-average common shares outstanding, assuming conversion of common stock equivalents	24,667	25,993	24,815	26,065

Basic net income (loss) from continuing operations per common share	$1.24	$(0.41)	$1.55	$0.60
Basic net loss from discontinued operations per common share	(0.01)	(2.12)	—	(2.27)

Basic net income (loss) per common share	$1.23	$(2.53)	$1.55	$(1.67)

Diluted net income (loss) from continuing operations per common share	$1.24	$(0.41)	$1.55	$0.60
Diluted net loss from discontinued operations per common share	(0.01)	(2.12)	—	(2.27)

Diluted net income (loss) per common share	$1.23	$(2.53)	$1.55	$(1.67)

For the three and six months ended June 30, 2017, options to purchase 1.8 million shares of common stock and 5.2 million shares of preferred stock and accumulated preferred stock dividends were excluded from the dilutive EPS calculation because including them would have been antidilutive. Due to the existence of net losses for the three and six months ended June 24, 2016, basic and diluted EPS were the same as the effect of potentially dilutive common stock equivalents, including options to purchase 2.6 million shares of common stock and 5.0 million shares of preferred stock and accumulated preferred stock dividends, would have been antidilutive.

(6) Variable Interest Entities and Equity Method Investments

We routinely enter into teaming arrangements, in the form of joint ventures, to perform projects for our clients. Such arrangements are customary in the engineering and construction industry and generally are project specific. The arrangements facilitate the completion of projects that are jointly contracted with our partners.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

These arrangements are formed to leverage the skills of the respective partners and include consulting, construction, design, design-build, program management and operations and maintenance contracts. The assets of a joint venture are restricted for use only for the particular joint venture and are not available for general operations of the Company. Our risk of loss on these arrangements is usually shared with our partners. The liability of each partner is usually joint and several, which means that each partner may become liable for the entire risk of loss on the project. Furthermore, on some of our projects, CH2M has granted guarantees which may encumber both our contracting subsidiary company and CH2M for the entire risk of loss on the project.

Our financial statements include the accounts of our joint ventures when the joint ventures are variable interest entities (“VIE”) and we are the primary beneficiary or those joint ventures that are not VIEs yet we have a controlling interest. We perform a qualitative assessment to determine whether our company is the primary beneficiary once an entity is identified as a VIE. A qualitative assessment begins with an understanding of the nature of the risks associated with the entity as well as the nature of the entity’s activities including terms of the contracts entered into by the entity, ownership interests issued by the entity and how they were marketed, and the parties involved in the design of the entity. All of the variable interests held by parties involved with the VIE are identified and a determination is made of which activities are most significant to the economic performance of the entity and which variable interest holder has the power to direct those activities. In determining whether we have a controlling interest in a joint venture that is not a VIE and the requirement to consolidate the accounts of the entity, we consider factors such as ownership interest, board representation, management representation, authority to make decisions, and contractual and substantive participating rights of the partnership/members. Most of the VIEs with which our Company is involved have relatively few variable interests and are primarily related to our equity investments, subordinated financial support, and subcontracting arrangements. We consolidate those VIEs in which we have both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive the benefits from the VIE that could potentially be significant to the VIE. As of June 30, 2017 and December 30, 2016, total assets of VIEs that were consolidated were $319.8 million and $220.3 million, respectively, and liabilities were $293.7 million and $385.9 million, respectively. As of December 30, 2016, $19.0 million of the consolidated assets and $203.9 million of consolidated liabilities were related to an Australian fixed-price Power EPC joint venture which was deconsolidated upon termination of the underlying contract on January 24, 2017. Refer to Note 14 - Discontinued Operations for additional details. Additionally, on July 3, 2017, because of the closing of the SNC-Lavalin Group Inc. acquisition of WS Atkins plc., both of whom were partners with CH2M in a joint venture through which we are executing a large Canadian nuclear project, we determined that we no longer were the primary beneficiary of a joint venture and deconsolidated the partnership from our consolidated financial statements. Refer to Note 16 – Subsequent Events for additional details.

We held investments in unconsolidated VIEs and equity method investments related to continuing operations of $73.6 million and $66.3 million at June 30, 2017 and December 30, 2016, respectively. As of June 30, 2017, as a result of deconsolidating the Australian joint venture during the first quarter of 2017 as discussed above, we held a negative investment in unconsolidated VIE related to discontinued operations of $77.9 million. Our proportionate share of net income or loss is included as equity in earnings of joint ventures and affiliated companies in the consolidated statements of operations. In general, the equity investment in our unconsolidated affiliates is equal to our current equity investment plus our portion of the entities’ undistributed earnings. We provide certain services, including engineering, construction management and computer and telecommunications support, to these unconsolidated entities. These services are billed to the joint ventures in accordance with the provisions of the agreements.

As of June 30, 2017 and December 30, 2016, the total assets of VIEs related to continuing operations that were not consolidated were $433.6 million and $479.2 million, respectively, and total liabilities were $340.9 million and $304.9 million, respectively. As of June 30, 2017, total assets and liabilities of the unconsolidated VIE related to the Australian fixed-price Power EPC joint venture included in discontinued

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

operations were $8.3 million and $175.2 million, respectively. These assets and liabilities consist almost entirely of working capital accounts associated with the performance of single contracts. The maximum exposure to losses is limited to the funding of any future losses incurred by those entities under their respective contracts with the project company.

(7) Goodwill and Intangible Assets

The following table presents the changes in goodwill by segment during the six months ended June 30, 2017:

($ in thousands)	National Governments	Private	State & Local Governments	Consolidated Total
Balance as of December 30, 2016	$12,753	$146,913	$318,086	$477,752
Foreign currency translation	773	2,623	18,073	21,469

Balance as of June 30, 2017	$13,526	$149,536	$336,159	$499,221

The following table presents the changes in intangible assets by segment during the six months ended June 30, 2017:

($ in thousands)	National Governments	Private	State & Local Governments	Consolidated Total
Balance as of December 30, 2016	$433	$23,988	$13,603	$38,024
Amortization	(261)	(1,958)	(6,687)	(8,906)
Foreign currency translation	18	887	473	1,378

Balance as of June 30, 2017	$190	$22,917	$7,389	$30,496

Intangible assets with finite lives consist of the following:

($ in thousands)	Cost	Accumulated Amortization	Net finite-lived intangible assets
June 30, 2017
Customer relationships	$178,462	$(147,966)	$30,496

Total finite-lived intangible assets	$178,462	$(147,966)	$30,496

December 30, 2016
Customer relationships	$172,880	$(134,856)	$38,024

Total finite-lived intangible assets	$172,880	$(134,856)	$38,024

All intangible assets are being amortized over their expected lives of between two years and ten years. The amortization expense reflected in the consolidated statements of operations totaled $4.7 million and $4.7 million for the three months ended June 30, 2017 and June 24, 2016, respectively, and $8.9 million and $9.5 million for the six months ended June 30, 2017 and June 24, 2016, respectively. All intangible assets are expected to be fully amortized in 2024.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2017, the future estimated amortization expense related to these intangible assets was:

($ in thousands)	Amortization Expense
2017 (six months remaining)	$7,176
2018	4,332
2019	3,599
2020	3,599
2021	3,599
2022	3,599
Thereafter	4,592

$30,496

(8) Property, Plant and Equipment

Property, plant and equipment consists of the following:

($ in thousands)	June 30, 2017	December 30, 2016
Land	$5,021	$5,021
Building and land improvements	105,817	107,140
Furniture and fixtures	25,044	26,009
Computer and office equipment	160,257	157,542
Field equipment	127,378	130,681
Leasehold improvements	77,283	75,492

	500,800	501,885
Less: Accumulated depreciation	(267,264)	(255,289)

Net property, plant and equipment	$233,536	$246,596

Depreciation expense from continuing operations reflected in the consolidated statements of operations was $10.3 million and $10.7 million for the three months ended June 30, 2017 and June 24, 2016, respectively, and $21.1 million and $21.5 million for the six months ended June 30, 2017 and June 24, 2016, respectively.

(9) Fair Value of Financial Instruments

Cash and cash equivalents, client accounts receivable, unbilled revenue, accounts payable and accrued subcontractor costs and billings in excess of revenue are carried at cost, which approximates fair value due to their short maturities. Fair value of long-term debt, including the current portion, is estimated based on Level 2 inputs, except the amount outstanding on the revolving credit facility for which the carrying value approximates fair value. Fair value is determined by discounting future cash flows using interest rates available for issues with similar terms and average maturities. The estimated fair values of our financial instruments where carrying values do not approximate fair value are as follows:

	June 30, 2017		December 30, 2016
($ in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Second Lien Notes	$200,000	$151,451	$—	$—
Equipment financing	7,105	6,737	8,152	7,662
Note payable by consolidated joint venture	$2,486	$2,329	$2,483	$2,284

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

We primarily enter into derivative financial instruments to mitigate exposures to changing foreign currency exchange rates. These currency derivative instruments are carried on the balance sheet at fair value and are typically based upon Level 2 inputs including third-party quotes. As of June 30, 2017, we had forward foreign exchange contracts on major world currencies with varying durations, none of which extend beyond one year. As of June 30, 2017 and December 30, 2016, we had $2.0 million and $1.2 million of derivative liabilities, respectively.

The unrealized and realized gains and losses due to changes in derivative fair values included in selling, general and administrative expense are as follows:

	Three Months Ended		Six Months Ended
(in thousands)	June 30, 2017	June 24, 2016	June 30, 2017	June 24, 2016
Unrealized (loss) gain from changes in derivative fair values	$(1,259)	$(775)	$(865)	$177
Realized gain (loss) from changes in derivative fair values	$854	$(2,001)	$(852)	$(2,775)

(10) Long-Term Debt

Our nonrecourse and other long-term debt consist of the following:

($ in thousands)	June 30, 2017	December 30, 2016
Revolving Credit Facility, average rate of interest of 4.33%	$317,609	$487,009
Second Lien Notes, net of $4.9 million of debt issuance costs. These notes bear interest of 10% due May 1 and November 1 annually	195,089	—
Equipment financing, due in monthly installments to September 2021, secured by equipment. These notes bear interest ranging from 0.22% to 3.29%	7,105	8,152
Note payable by consolidated joint venture, due July 2019. This note bears interest at 6-month LIBOR plus 2.5%	2,486	2,483
Other notes payable	176	230

Total debt	522,465	497,874
Less: current portion of debt	2,231	2,242

Total long-term portion of debt	$520,234	$495,632

As of June 30, 2017 and December 30, 2016, company-wide issued and outstanding letters of credit and bank guarantee facilities were $129.0 million and $134.2 million, respectively.

Revolving Credit Facility

On April 28, 2017, we entered into a Fourth Amendment to our Amended and Restated Credit Agreement (“Credit Agreement”). The Fourth Amendment allowed for the issuance and sale of the Second Lien Notes, as discussed below, and lowered our maximum revolving credit facility to $875.0 million from $925.0 million. The credit facility matures on March 28, 2019 and includes a subfacility for the issuance of standby letters of credit up to $450.0 million, a subfacility of up to $300.0 million for multicurrency borrowings, and a subfacility of up

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

to $50.0 million for swingline loans. Other technical and operating changes to the Credit Agreement specifically achieved the following:

•	Increased the maximum consolidated leverage ratio to 4.00x from 3.00x;

•	Modified the definition of adjusted EBITDA as used in the financial covenant calculation;

•	Required CH2M to maintain, on a consolidated basis, a maximum consolidated first lien leverage ratio no greater than 3.00x;

•	Required CH2M to maintain a minimum consolidated fixed charge coverage ratio no less than 1.50x;

•	Restricts CH2M’s ability to repurchase its common or preferred stock, pay cash dividends on or make certain other distributions on its common or preferred stock, and requires compliance with the terms of the Second Lien Indenture, which also limits certain restricted payment and participation in the employee stock ownership program as described below.

The Credit Agreement contains customary representations, warranties and conditions to borrowing including customary affirmative and negative covenants, which include covenants that limit or restrict our ability to incur indebtedness and other obligations, grant liens to secure their obligations, make investments, merge or consolidate, and dispose of assets, in each case subject to customary exceptions for credit facilities of this size and type. Additionally, the obligations of CH2M and its subsidiaries that are either borrowers or guarantors under the Credit Facility are secured by first-priority security interests in substantially all of the domestic assets of CH2M and such subsidiaries.

As of June 30, 2017, we were in compliance with the covenants required by the Credit Agreement. Management continually assesses its potential future compliance with the Credit Agreement covenants based upon estimates of future earnings and cash flows. If there is an expected possibility of non-compliance, we will discuss possibilities with the Company’s lenders or utilize other means of capitalizing the Company to waive or remedy any non-compliance.

Second Lien Indenture

On April 28, 2017, we entered into a Second Lien Indenture through which we issued Senior Second Lien Notes with an aggregate principal amount of $200.0 million at an annual interest rate of 10% (the “Second Lien Notes”). The Second Lien Notes mature on April 28, 2020, and interest is payable on May 1 and November 1 of each year, commencing on November 1, 2017. The net proceeds of the Second Lien Notes were used to repay a portion of the outstanding revolving credit loans under our credit facility. The Second Lien Notes are unsubordinated, senior obligations of CH2M and are secured by second-priority liens on substantially all of CH2M’s and certain CH2M subsidiaries’ domestic assets.

The Second Lien Indenture contains financial covenants that require CH2M to maintain a consolidated leverage ratio no greater than 4.50x and restricts CH2M’s ability to repurchase its common or preferred stock, pay cash dividends on or make certain other distributions on its common or preferred stock. Specifically, while the Second Lien Notes are outstanding, the amount CH2M may spend to repurchase its common stock in connection with its employee stock ownership program, other than legally required repurchases of common stock held in benefit plans, which are not restricted, will be limited to an aggregate of $75.0 million during the term of the Second Lien Notes plus a cumulative amount equal to 50% of CH2M’s consolidated net income, or minus 100% of any net loss, from April 1, 2017 to the date on which any such repurchase is to be made. The amount available to make repurchases of our common stock shall also be reduced to the extent that CH2M makes legally required repurchases of common stock held in benefit plans in excess of $50.0 million in any period of four consecutive quarters and that CH2M makes certain payments on subordinated indebtedness in accordance with the terms of the Second Lien Indenture.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Second Lien Indenture contains affirmative and negative covenants and other terms that are customary for obligations similar to the Second Lien Notes, which include covenants that limit or restrict our ability to incur additional indebtedness, grant liens to secure their obligations, make certain kinds of investments, dispose of assets outside the ordinary course of business, create contractual restrictions on the ability to pay dividends or make certain other payments, merge or consolidate, sell all or substantially all of our assets, and enter into certain transactions with affiliates unless the transaction is comparable to an arm’s length transaction with a non-affiliate.

CH2M may, at its option, redeem the Second Lien Notes in whole at any time or from time to time in part, upon notice at a premium on the principal amount plus any accrued and unpaid interest to the date of redemption as shown below:

Redemption Period	Redemption Price
From April 28, 2017 (issue date) through April 28, 2018	110.0%
From April 29, 2018 through April 28, 2019	103.0%
From April 29, 2019 through October 28, 2019	101.5%
From October 29, 2019 through April 28, 2020 (maturity date)	100.0%

Upon the occurrence of a change of control, any holder of Second Lien Notes will have the right to require CH2M to repurchase all or any portion of the holder’s Second Lien Notes at a purchase price in cash equal to 101% of the outstanding principal and accrued and unpaid interest, if any, through the date of repurchase.

The Second Lien Indenture also contains customary events of default. If an event of default occurs, the holders of the Second Lien Notes may declare any outstanding principal, accrued and unpaid interest, and premium to be immediately due and payable. Additionally, certain events of bankruptcy or insolvency are events of default which shall result in the Second Lien Notes being due and payable immediately upon the occurrence of such events of default.

Furthermore, on April 28, 2017, we entered into an Intercreditor Agreement with the agents of the Second Lien Notes and the lenders of the Fourth Amendment to our Credit Agreement that states that the liens on common collateral securing the claims of the Credit Agreement have priority over, and are senior to, the liens on the common collateral securing Second Lien Notes. The senior claims are defined in the Intercreditor Agreement to include, among other things, the principal amount of all indebtedness incurred under the Fourth Amendment to our Credit Agreement and certain additional senior indebtedness permitted under the Intercreditor Agreement.

(11) Income Taxes

After adjusting for the impact of income attributable to noncontrolling interests, the effective tax rate related to continuing operations on the income attributable to CH2M for the three months ended June 30, 2017 was 26.9% compared to 52.7% on the loss for the same period in the prior year, and the effective tax rate related to continuing operations on the income attributable to CH2M for the six months ended June 30, 2017 was 27.1% compared to 16.0% on the loss for the same period in the prior year. The effective tax rate attributable to CH2M for the three months ended June 30, 2017 was lower compared to the same period in the prior year and higher for the six months ended June 30, 2017 compared to the same period in the prior year primarily due to large losses in the prior period and the favorable impacts associated with the release of valuation allowances due to transfer pricing in the prior year period. In addition, the lower rate is partially attributable to the current year’s favorable impacts associated with increased foreign earnings and favorable investment results related to key employee life assets. Recent discussions regarding tax reform may result in changes to long-standing tax principles which could

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

adversely affect our effective tax rate or result in higher cash tax liabilities. These discussions include a reduced corporate tax rate, repatriation of foreign earnings, cash, and cash equivalents, and cross border adjustability. Additionally, our effective tax rate continues to be negatively impacted by the effect of disallowed portions of meals and entertainment expenses.

As of June 30, 2017 and December 30, 2016, we had $6.1 million and $8.0 million, respectively, recorded as a liability for uncertain tax positions, included in which was approximately $1.7 million and $2.6 million, respectively, of interest and penalties. We recognize interest and penalties related to unrecognized tax benefits in income tax expense or benefit.

We file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world, including such major jurisdictions as the United States, United Kingdom and Canada. With few exceptions, we are no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities in major tax jurisdictions.

(12) Restructuring and Related Charges

2016 Restructuring Plan. During the third quarter of 2016, the Company began a process to review the structure and resources within its business segments and formulate a restructuring plan to more fully align global operations with the Company’s client-centric strategy, including a simplified organization structure and streamlined delivery model to achieve higher levels of profitable growth (“2016 Restructuring Plan”). The restructuring activities primarily included workforce reductions and facilities consolidations. For the six months ended June 30, 2017, we incurred $13.1 million of costs for restructuring activities related to the 2016 Restructuring Plan, which have been included in selling, general and administrative expense on the consolidated statements of operations. The restructuring activities under the 2016 Restructuring Plan were substantially complete in the first quarter of 2017, and, as such, no restructuring costs were incurred during the three months ended June 30, 2017. Overall, as of June 30, 2017, we incurred aggregate costs of $55.3 million in total restructuring charges under the 2016 Restructuring Plan, and we expect aggregate annual cost savings of approximately $100.0 million.

2014 Restructuring Plan. In September 2014, the Company commenced certain restructuring activities in order to achieve important business objectives, including reducing overhead costs, improving efficiency, and reducing risk (“2014 Restructuring Plan”). These restructuring activities, which continued into 2015, included such items as a voluntary retirement program, workforce reductions, facilities consolidations and closures, and evaluation of certain lines of business. The restructuring activities under the 2014 Restructuring Plan were substantially complete as of December 25, 2015, and as such no restructuring costs were incurred during the three and six months ended June 24, 2016.

The changes in the provision for the restructuring activities for the six months ended June 30, 2017 are as follows:

	2014 Restructuring Plan		2016 Restructuring Plan
($ in thousands)	Employee Severance	Facilities Cost	Employee Severance	Facilities Cost	Other	Consolidated Total
Balance, December 30, 2016	$1,015	$13,995	$6,041	$15,090	$30	$36,171
Provision	—	—	4,353	8,401	382	13,136
Cash payments	—	(1,958)	(9,482)	(4,262)	(412)	(16,114)
Non-cash settlements	—	—	—	(453)	—	(453)

Balance, June 30, 2017	$1,015	$12,037	$912	$18,776	$—	$32,740

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The remaining provisions for employee severance and termination benefits will be paid before year-end, and accruals for facilities costs will be paid over the remaining term of the exited leases which extend through 2032.

(13) Defined Benefit Plans and Other Postretirement Benefits

We sponsor several defined benefit pension plans primarily in the U.S. and the United Kingdom (“U.K.”). In the U.S., we have three noncontributory defined benefit pension plans. Plan benefits are generally based on years of service and compensation during the span of employment. Benefits in two of the plans are frozen while one plan remains active, the CH2M HILL OMI Retirement Plan (“OMI Plan”). During the year ended December 30, 2016, the Company adopted an amendment to freeze future pay and benefit service accruals beginning in 2017 for non-union participants within the OMI Plan.

In the U.K., we assumed several defined benefit plans as part of our acquisition of Halcrow on November 10, 2011, of which the largest is the Halcrow Pension Scheme. These Halcrow defined benefit plans have been closed to new entrants for many years. The information related to these plans is presented in the Non-U.S. Pension Plans columns of the tables below. During the year ended December 30, 2016, a subsidiary of CH2M, effected a transaction to restructure the benefits provided to members of the Halcrow Pension Scheme which significantly reduced the Company’s projected benefit obligation under the scheme as well as improved our net periodic benefit through the recognition of prior service credits.

The components of the net periodic pension expense (income) for the three and six months ended June 30, 2017 and June 24, 2016 are detailed below:

	Three Months Ended
	June 30, 2017		June 24, 2016
($ in thousands)	U.S. Pension Plans	Non-U.S. Pension Plans	U.S. Pension Plans	Non-U.S. Pension Plans
Service cost	$88	$1,079	$671	$1,378
Interest cost	2,734	6,236	2,954	10,487
Expected return on plan assets	(3,016)	(9,807)	(2,921)	(8,822)
Amortization of prior service credits	(14)	(2,555)	(188)	—
Recognized net actuarial loss	1,907	2,676	1,629	693

Net expense (income) included in current income	$1,699	$(2,371)	$2,145	$3,736

	Six Months Ended
	June 30, 2017		June 24, 2016
($ in thousands)	U.S. Pension Plans	Non-U.S. Pension Plans	U.S. Pension Plans	Non-U.S. Pension Plans
Service cost	$177	$2,153	$1,342	$2,755
Interest cost	5,467	12,295	5,908	20,964
Expected return on plan assets	(6,033)	(19,322)	(5,842)	(17,636)
Amortization of prior service credits	(27)	(5,034)	(376)	—
Recognized net actuarial loss	3,815	5,270	3,258	1,386

Net expense (income) included in current income	$3,399	$(4,638)	$4,290	$7,469

We sponsor a medical benefit plan for retired employees of certain subsidiaries. The plan is contributory, and retiree premiums are based on years of service at retirement. The benefits contain limitations and a cap on

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

future cost increases. We fund postretirement medical benefits on a pay-as-you-go basis. Additionally, we have a frozen non-qualified pension plan that provides additional retirement benefits to certain senior executives who remained employed and retired from CH2M on or after age 65.

The components of the non-qualified pension benefit expense and postretirement benefit expense for the three and six months ended June 30, 2017 and June 24, 2016 are detailed below:

	Three Months Ended
	June 30, 2017		June 24, 2016
($ in thousands)	Non-Qualified Pension Plan	Postretirement Benefit Plans	Non-Qualified Pension Plan	Postretirement Benefit Plans
Service cost	$—	$162	$—	$206
Interest cost	9	406	13	497
Amortization of prior service credits	—	(95)	—	(96)
Recognized net actuarial gain	—	(72)	—	(3)

Net expense included in current income	$9	$401	$13	$604

	Six Months Ended
	June 30, 2017		June 24, 2016
($ in thousands)	Non-Qualified Pension Plan	Postretirement Benefit Plans	Non-Qualified Pension Plan	Postretirement Benefit Plans
Service cost	$—	$325	$—	$413
Interest cost	19	811	27	994
Amortization of prior service credits	—	(191)	—	(192)
Recognized net actuarial gain	—	(143)	—	(6)

Net expense included in current income	$19	$802	$27	$1,209

(14) Discontinued Operations

In connection with our 2014 Restructuring Plan, we elected to exit the fixed-price Power EPC business, which was a stand-alone operating segment. We intended to complete our remaining contracted fixed-price Power EPC contracts, the largest of which was a project in Australia through a consolidated joint venture partnership with an Australian construction contractor and a major U.S.-based gas power technology manufacturer (the “Consortium”) to engineer, procure, construct and start-up a combined cycle power plant that will supply power to a large liquefied natural gas facility in Australia. On January 24, 2017, the Consortium terminated its contract with its client, JKC Australia LNG Pty (the “Contractor”) on the grounds that the Contractor had by its actions repudiated the contract. As a result of the termination of the contract, we substantially completed all of our operations in the fixed-price Power EPC business, and, therefore, have presented the results of operations, financial position, cash flows and disclosures related to the fixed-price Power EPC business as discontinued operations in our consolidated financial statements. The majority of the financial information presented in our discontinued operations in the consolidated financial statements for the three and six months ended June 30, 2017 and June 24, 2016 relate to the Australian fixed-price Power EPC contract.

Additionally, because the substantive engineering and construction operations ceased on January 24, 2017 as a result of the contract termination, we determined that we were no longer the primary beneficiary of the joint venture and deconsolidated the partnership from our consolidated financial statements. The negative book value of our 50% retained interest in the noncontrolling investment in the joint venture partnership as of January 24, 2017 was approximately $86.0 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Due to a variety of issues, the joint venture partnership experienced project losses of $280.0 million in 2014, of which our portion of the loss was $140.0 million, and $301.5 million in 2016, of which our portion of the loss was $154.1 million. These contract losses were previously accrued and recognized in the periods when known and estimable. The joint venture has demobilized from the site in the first quarter of 2017 and expects to continue to incur legal costs until the dispute is resolved. The Consortium continues to assess the expected future costs to close out the contract and terminate its current subcontractor obligations. It is possible that certain subcontractors could file claims against the Consortium as a result of our termination of their subcontract which could be material to our consolidated financial statements. Additionally, the joint venture’s performance on the project is secured by certain bonds totaling approximately $50.0 million, of which our portion is approximately $25.0 million, which could potentially be called by our client at some time in the future.

The Consortium and the Contractor are currently in dispute over the termination, materials and equipment used in the work, and the Contractor’s right to call the bonds issued on behalf of the individual Consortium members. In connection with the parties’ primary dispute over the contract termination, in August 2017, the Consortium filed a Request for Arbitration against the Contractor with the International Chamber of Commerce, seeking that the Contractor pay the Consortium for its claims based on the difference in the amount of the Consortium’s contract and the amount actually spent, which the Consortium alleges is likely to exceed $665.5 million. In the alternative, the Consortium also asserts that the Contractor owes for certain contract claims, in amounts to be determined through the arbitration. If we are ultimately unsuccessful in our claim that the contract was repudiated by our client, the Consortium could be liable for the completion of the project by a separate contractor and other related damages. The Contractor has claimed that the Consortium’s termination was not valid, and we anticipate that the Contractor will file counter claims. We expect a lengthy, multi-year arbitration process and at this time we are unable to predict the timing of resolution or the outcome of disputes. While we continue to assess the possible impacts to our financial statements, the ultimate outcome of the dispute will depend upon contested issues of fact and law. These additional costs could be materially adverse to our results of operations, cash flow and financial condition in the future. Management believes the existing accruals will be sufficient for any known or expected costs which can be estimated at this time.

The following table presents a reconciliation of the major classes of line items constituting the net income (loss) from discontinued operations related the fixed-price Power EPC business:

	Three Months Ended		Six Months Ended
($ in thousands)	June 30, 2017	June 24, 2016	June 30, 2017	June 24, 2016
Gross revenue	$1,368	$(40,682)	$9,204	$15,716
Operating expenses:
Direct cost of services	(1,889)	(149,188)	(6,365)	(204,515)
Selling, general and administrative	(243)	(1,199)	(3,050)	(2,426)

Loss from discontinued operations before provision for income taxes	(764)	(191,069)	(211)	(191,225)
Benefit for income taxes related to discontinued operations	233	42,537	70	42,572

Net loss from discontinued operations	$(531)	$(148,532)	$(141)	$(148,653)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table presents a reconciliation of the carrying amounts of the major classes of assets and liabilities included in discontinued operations related the fixed-price Power EPC business:

($ in thousands)	June 30, 2017	December 30, 2016
Current assets:
Cash and cash equivalents	$—	$9,664
Client accounts	753	1,787
Unbilled revenue	74	972
Other receivables, net	—	16
Prepaid expenses and other current assets	—	2,010

Current assets of discontinued operations	827	14,449
Property, plant and equipment, net	—	1,836

Total assets of discontinued operations	$827	$16,285

Current liabilities:
Accounts payable and accrued subcontractor costs	$—	$20,317
Billings in excess of revenue	1,239	(933)
Other accrued liabilities	—	188,721

Current liabilities of discontinued operations	1,239	208,105
Investments in unconsolidated affiliates	77,920	—

Total liabilities of discontinued operations	$79,159	$208,105

(15) Commitments and Contingencies

We are party to various legal actions arising in the normal course of business. Because a large portion of our business comes from U.S. federal, state and municipal sources, our procurement and certain other practices at times are subject to review and investigation by various agencies of the U.S. government and state attorneys’ offices. Such state and U.S. government investigations, whether relating to government contracts or conducted for other reasons, could result in administrative, civil or criminal liabilities, including repayments, fines or penalties or could lead to suspension or debarment from future U.S. government contracting. These investigations often take years to complete and many result in no adverse action or alternatively could result in settlement. Damages assessed in connection with and the cost of defending any such actions could be substantial. While the outcomes of pending proceedings and legal actions are often difficult to predict, management believes that proceedings and legal actions that have not yet been terminated through settlement would not result in a material adverse effect on our results of operations or financial condition even if the final outcome is adverse to the Company.

Many claims that are currently pending against us are covered by our professional liability insurance after we have exhausted our self-insurance requirement. Management estimates that the levels of insurance coverage (after retentions and deductibles) are generally adequate to cover our liabilities, if any, with regard to such claims. Any amounts that are probable of payment are accrued when such amounts are estimable. As of June 30, 2017 and December 30, 2016, accruals for potential estimated claim liabilities were $5.0 million and $8.9 million, respectively.

CH2M-WG Idaho, LLC (“CWI”), owned 50.5% by CH2M HILL Constructors, Inc., a wholly owned subsidiary of CH2M HILL Companies, Ltd., is a remediation contractor for the U.S. Department of Energy (“DOE”) at the Idaho National Laboratory site. The original remediation contract was to run from May 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

through September 2012, was extended through September 2015, and was extended again through March 31, 2016. CWI disagrees with DOE regarding CWI’s final fee for the base contract period from May 2005 through September 2012. In December 2013, the DOE issued a final determination that was approximately $30.0 million less than what CWI expected to receive in the fee determination. On March 6, 2014, CWI filed a Certified Claim with the Contracting Officer for a total fee owed of $40.1 million. The Certified Claim was rejected through a Contracting Officer’s Final Decision in May 2014, and CWI filed its appeal to the Civilian Board of Contract Appeals on May 30, 2014. The trial was held from April 12 through 28, 2016, and the post-trial briefing phase is now complete. We are awaiting the decision from the Board. Based on information presently known to management, we believe that the outcome of this dispute will not have a material adverse effect on our financial condition, cash flows or results of operations.

In 2006, Halcrow Consulting Engineers & Architects, Ltd., Qatar Branch (“Halcrow”) entered into a Consulting Services Agreement with Qatari Diar Real Estate Investment Company (“QD”) to perform Pre and Post Contract Consultancy and Quantity Surveying Services for Lusail Development Primary Infrastructure, Marine, Earthworks, and Site Preparation Works (the “Project”) in Lusail, Qatar. The detailed design portion of the contract was extended from ten months to over seven years due primarily to employer delays and added scope, which were the responsibility of QD. On March 9, 2017, QD called Halcrow’s letter of credit for $6.7 million. On April 12, 2017, QD filed court proceedings in Qatari court (Qatari Civil and Commercial Court) against Halcrow. The claims asserted by QD for Halcrow’s alleged bridge design defects, cost of redesign, work to remedy the bridge defects, and loss of profit and reputation, together with a further claim for alleged breach of contract relating to as yet unspecified infrastructure works, are approximately $180.0 million. QD’s alternative damage amount for decennial liability under Qatari law (a form of strict liability) is approximately $127.0 million. We intend to vigorously defend against QD’s claims, and to assert counterclaims against QD, including without limitation counterclaims for Halcrow’s entitlement to certified receivables of $4.0 million, delay claims of a minimum of approximately $20.0 million, and the wrongful calling of the letter of credit of $6.7 million. We will also assert the defense that the Agreement contains a limitation of liability provision capping any negligence damages against Halcrow of approximately $10.0 million.

In 2012, CH2M HILL Australia Pty Limited entered into a 50/50 integrated joint venture with UGL Infrastructure Pty Limited (“UGL”), an Australian construction contractor (“CH2M-UGL JV” or “JV”). The JV entered into a Consortium Agreement with General Electric and GE Electrical International Inc (“Consortium”). The Consortium was awarded a contract by JKC Australia LNG Pty Limited (“JKC”) for the engineering, procurement, construction and commissioning of a 360 MW Combined Cycle Power Plant (the “Project”) for INPEX Operations Australia Pty Limited (“Inpex”) at Blaydin Point, Darwin, NT, Australia (the “Subcontract”). On January 24, 2017, the Consortium terminated the Subcontract because of JKC’s repudiatory breach. The Consortium also demobilized from the work site. The Consortium issued a termination letter which described JKC’s failure to properly administer the Subcontract. JKC has claimed that the Consortium’s termination was not valid. JKC claims the Consortium has abandoned the work and, as such, JKC has now purported to terminate the Subcontract. The Consortium and JKC are now in dispute over the termination. In connection with the parties’ primary dispute over the contract termination, on August 3, 2017, the Consortium filed a Request for Arbitration against JKC with the International Chamber of Commerce, seeking that JKC pay the Consortium for its repudiatory breach of the Subcontract based on the difference in the amount of the Consortium’s contract and the amount actually spent, which the Consortium alleges is likely to exceed $665.5 million. In the alternative, the Consortium also asserts that JKC owes for unresolved contract claims and change orders, in amounts in the hundreds of millions of dollars range to be determined through the arbitration. We expect the arbitration to be lengthy and at this time are unable to predict the timing of resolution or the outcome of disputes, which will depend on disputed issues of fact and law. The outcome could be materially adverse to our results of operations, cash flow and financial condition. The primary dispute over the termination is to be decided in an International Chamber of Commerce arbitration in Singapore.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(16) Subsequent Events

On July 3, 2017, because of the closing of the acquisition of WS Atkins plc. by SNC-Lavalin Group Inc., both of whom were partners with CH2M in a joint venture through which we are executing a large Canadian nuclear project, we believe that we may no longer be the primary beneficiary of the joint venture, and we expect to deconsolidate the joint venture from our consolidated financial statements. As of June 30, 2017, total assets and liabilities of the consolidated joint venture were $225.1 million and $223.5 million, respectively, and the revenue of the consolidated joint venture for the three and six months ended June 30, 2017 was $155.3 million and $323.5 million, respectively. Net income attributable to CH2M will not be impacted as a result of the deconsolidation.

Proposed Acquisition by Jacobs Engineering

On August 1, 2017, we entered into an Agreement and Plan of Merger (“Merger Agreement”) with Jacobs Engineering Group Inc. (“Jacobs”) and Basketball Merger Sub Inc. (“Merger Sub”). The Merger Agreement provides for the merger of Merger Sub with and into CH2M, with CH2M continuing as the surviving company and a direct, wholly-owned subsidiary of Jacobs.

Each outstanding share of our common stock will be cancelled and converted in the merger into the right to receive, at the election of the holder thereof, (i) a combination of $52.85 in cash and 0.6677 shares of Jacobs common stock, (ii) $88.08 in cash or (iii) 1.6693 shares of Jacobs common stock. Each outstanding share of our preferred stock will be deemed converted into shares of our common stock in accordance with the Certificate of Designation for such preferred stock, and such shares will also be automatically converted into the right to receive, at the election of the holder thereof, the same merger consideration. Stockholder elections with respect to the form of merger consideration to be received in connection with the Merger Agreement will be subject to proration, such that the overall consideration to be paid by Jacobs in connection with the Merger will be 60% in the form of cash and 40% in the form of shares of Jacobs common stock.

The merger is subject to approval by our stockholders, performance by the parties of all their obligations under the Merger Agreement, regulatory approvals and the satisfaction of other customary closing conditions. We anticipate that the transaction will be consummated prior to the end of calendar 2017. However, we cannot predict with certainty whether and when any of the required closing conditions will be satisfied or if the merger will close.

Annex A

AGREEMENT AND PLAN OF MERGER

among

JACOBS ENGINEERING GROUP INC.,

BASKETBALL MERGER SUB INC.

and

CH2M HILL COMPANIES, LTD.

Dated as of August 1, 2017

A-i

(Continued)

A-ii

(Continued)

Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit B	Form of Certificate of Merger

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of August 1, 2017 (this “Agreement”), is entered into by and among Jacobs Engineering Group Inc., a Delaware corporation (“Parent”), Basketball Merger Sub Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and CH2M HILL Companies, Ltd., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement will have the meanings assigned to such terms in Section 8.4 or as otherwise defined elsewhere in this Agreement.

RECITALS

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the Surviving Corporation (the “Merger”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), whereby each issued and outstanding share of common stock, par value $0.01 per share (the “Company Common Stock”), and preferred stock, par value $0.01 per share (the “Company Preferred Stock”), of the Company (which shares of Company Common Stock and Company Preferred Stock are hereinafter referred to as the “Shares”) (other than Shares to be cancelled in accordance with Section 2.1(c) and other than Dissenting Shares) will be converted into the right to receive the consideration set forth herein;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has, upon the terms and subject to the conditions set forth herein, unanimously (i) approved this Agreement and declared this Agreement and the transactions contemplated hereby, including the Merger, to be fair, advisable and in the best interests of the Company and its stockholders in accordance with the requirements of the DGCL, (ii) subject to the terms and conditions of this Agreement, directed that this Agreement be submitted for consideration at a meeting of the Company’s stockholders and (iii) subject to the terms and conditions of this Agreement, recommended that the holders of the Company Common Stock and Company Preferred Stock vote their Shares in favor of the adoption of this Agreement (the “Company Board Recommendation”);

WHEREAS, the Boards of Directors of Parent and Merger Sub have, upon the terms and subject to the conditions set forth herein, unanimously approved and declared advisable and in the best interests of Parent and Merger Sub and their respective stockholders, this Agreement, the Merger and the other transactions contemplated hereby;

WHEREAS, the sole holder of the outstanding shares of Company Preferred Stock has approved this Agreement, the Merger and the other transactions contemplated by this Agreement (the “Preferred Stockholder Approval”) in accordance with Section 3.2 of the Certificate of Designation of the Series A Preferred Stock of the Company (the “Preferred Certificate of Designation”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, certain stockholders of the Company are entering into a support agreement (the “Support Agreement”) with Parent and Merger Sub, pursuant to which each such stockholder of the Company has agreed, among other things and subject to the terms thereof, to vote the Shares beneficially held by such stockholder of the Company in favor of the adoption of this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger.

(a) Upon the terms and subject to the satisfaction or, to the extent provided herein, the waiver, of the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”). The Merger will have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

(b) At the Effective Time, the certificate of incorporation of the Company will, by virtue of the Merger, be amended so as to read in its entirety in the form set forth as Exhibit A hereto, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law. In addition, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall thereafter be the bylaws of the Surviving Corporation (other than in respect of the name of the Surviving Corporation), until thereafter amended as provided therein or by applicable Law.

(c) The directors of Merger Sub immediately prior to the Effective Time will, from and after the Effective Time, be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of Merger Sub immediately prior to the Effective Time, from and after the Effective Time, will be the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(d) If at any time after the Effective Time, the Surviving Corporation determines, in its sole discretion, or is advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

1.2

Closing and Effective Time of the Merger. The closing of the Merger (the “Closing”) will take place at 8:00 a.m., Eastern time, on the second Business Day (the “Closing Date”) after satisfaction or waiver of all of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, New York, unless another time, date or place is agreed to by the parties hereto. Substantially contemporaneously with the Closing, or on such other date or at such other time as Parent and the Company may agree to in writing, the Company will cause the certificate of merger in the form attached hereto as Exhibit B (subject to such changes as may be mutually agreed to by Parent and the Company, the “Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and will make all other filings or recordings required under the DGCL. The Merger will become effective at the time the Certificate of Merger will have been duly filed with the Secretary of State of the State of Delaware or such later date and time as is agreed upon by the parties and specified in the Certificate of Merger, such date and time hereinafter referred to as the “Effective Time.”

ARTICLE 2

CONVERSION OF SECURITIES IN THE MERGER

2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Conversion of Company Common Stock. Each Share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled in accordance with Section 2.1(c) and other than Dissenting Shares) will be automatically converted into the right to receive, at the election of the holder thereof in accordance with, and subject to, the terms, conditions and procedures set forth in this Article II (including the proration procedures in Section 2.2(d)), the following consideration (the “Merger Consideration”), in each case without interest: (i) the combination (such election, a “Mixed Election”) of (A) $52.85 in cash (the “Mixed Cash Consideration”) and (B) 0.6677 validly issued, fully paid and nonassessable Parent Shares (the “Mixed Stock Consideration” and together with the Mixed Cash Consideration, the “Mixed Election Consideration”), (ii) (such election, a “Cash Election”) $88.08 in cash (the “Cash Election Consideration”), or (iii) (such election, a “Stock Election”) 1.6693 validly issued , fully paid and nonassessable Parent Shares (the “Stock Election Consideration”), in the case of each such election, payable to the holder upon surrender of the Certificate or Book-Entry Share formerly representing such Share in accordance with Section 2.2 and Section 2.3. At the Effective Time, all of the Shares of Company Common Stock converted into the Merger Consideration pursuant to this Section 2.1(a) shall cease to be outstanding, shall be cancelled and shall cease to exist, and each Certificate or Book-Entry Share that immediately prior to the Effective Time represented any such Shares shall thereafter represent only the right to receive the Merger Consideration, without interest, including the right to receive, pursuant to Section 2.6, cash in lieu of fractional shares of Parent Shares, if any, which would otherwise be issuable in respect of such Company Common Stock pursuant to this Section 2.1(a) (the “Fractional Share Consideration”), together with the amounts, if any, payable pursuant to Section 2.3(f).

(b) Conversion of Company Preferred Stock. Each Share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled in accordance with Section 2.1(c) and other than Dissenting Shares) will be deemed converted into shares of Company Common Stock pursuant to Section 2.2 of the Preferred Certificate of Designation and such Shares of Company Common Stock will be automatically converted into the right to receive, at the election of the holder thereof in accordance with, and subject to, the terms, conditions and procedures set forth in this Article II (including the proration procedures in Section 2.2(d)), the Merger Consideration in accordance with Section 2.1(a), in the case of each such election, payable to the holder upon surrender of the Certificate or Book-Entry Share formerly representing such Share in accordance with Section 2.2 and Section 2.3. At the Effective Time, all of the Shares converted into the Merger Consideration pursuant to this Section 2.1(b) shall cease to be outstanding, shall be cancelled and shall cease to exist, and each Certificate or Book-Entry Share that immediately prior to the Effective Time represented any such Shares shall thereafter represent only the right to receive the Merger Consideration, without interest, including the right to receive pursuant to Section 2.6, if applicable, any Fractional Share Consideration, together with the amounts, if any, payable pursuant to Section 2.3(f).

(c) Cancellation of Treasury Stock and Parent-Owned Stock. All Shares that are held in the treasury of the Company, and all Shares owned of record by Parent, Merger Sub or any wholly-owned Subsidiaries of the Company, Parent or Merger Sub, will be cancelled and will cease to exist, with no payment being made with respect thereto.

(d) Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time will be converted into and become one newly and validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and such shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the preceding sentence.

2.2 Election and Proration Procedures.

(a) Parent shall prepare and file an election form in such form and substance reasonably acceptable to Parent and the Company (which form shall include the items described in clause (i) and (ii) of Section 2.3(b)) (the “Election Form”) as an exhibit to the Registration Statement. Parent shall direct and cause the Exchange Agent to mail the Election Form with the Proxy Statement/Prospectus to all persons who are record holders of the Shares as of the record date for the Company Stockholder Meeting (the “Mailing Date”). Each Election Form shall permit a record holder of Shares (or the beneficial owner through appropriate and customary documentation and instructions) to specify (x) the number of such holder’s Shares with respect to which such holder makes a Mixed Election (each such share, a “Mixed Election Share”), (y) the number of such holder’s Shares with respect to which such holder makes a Cash Election (each such share, a “Cash Election Share”) and (z) the number of such holder’s Shares with respect to which such holder makes a Stock Election (each such share, a “Stock Election Share”).

(b) Parent shall make available one or more Election Forms as may reasonably be requested from time to time by all Persons who become holders (or beneficial owners) of Shares between the record date for the Company Stockholder Meeting and the close of business on the Business Day prior to the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

(c) Any Shares with respect to which the Exchange Agent has not received an effective, properly completed Election Form (including duly executed transmittal materials included with the Election Form) on or before 5:00 p.m., Eastern Time, on the date that is one Business Day immediately preceding the Company Stockholder Meeting (or such other time and date as Parent and the Company shall agree in writing) (the “Election Deadline”) (other than Shares to be cancelled in accordance with Section 2.1(c) and other than Dissenting Shares) shall be deemed to be “No Election Shares,” and the holders of such No Election Shares shall be deemed to have made a Mixed Election with respect to such No Election Shares. An Election Form shall be effective and properly made and completed if the Exchange Agent shall have actually received at its designated office by the Election Deadline, an Election Form (including duly executed transmittal materials included with the Election Form) properly completed and signed and accompanied by (i) Certificates representing the Shares to which such Election Form relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or by an appropriate guarantee of delivery of such Certificates as set forth in such Election Form from a firm that is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act); provided, that such Certificates are in fact delivered to the Exchange Agent by the time set forth in such guarantee of delivery) or (ii) in the case of Book-Entry Shares, the documents required by the procedures set forth in the Election Form. The Election Form shall specify that delivery shall be made, and risk of loss and title to any Certificates or Book-Entry Shares, as applicable, shall pass, only upon proper delivery of the Election Form together with any Certificates and/or Book-Entry Shares representing such Shares to the Exchange Agent in accordance with the foregoing sentence.

(d) As soon as reasonably practicable following the Election Deadline (and in any event two (2) Business Days thereafter), Parent shall cause the Exchange Agent to effect the following prorations to the Merger Consideration allocations; provided that the payment of the Merger Consideration shall be made in accordance with Section 2.3:

i. If the Cash Election Amount is greater than the Available Cash Election Amount, then each Cash Election Share shall, instead of being converted into the Cash Election Consideration, be converted into the right to receive (A) an amount of cash (without interest) equal to the product of the Cash Election Consideration, multiplied by a fraction, the numerator of which shall be the Available Cash Election Amount and the denominator of which shall be the Cash Election Amount (such fraction, the “Cash Fraction”) and (B) a number of validly issued, fully paid and nonassessable Parent Shares equal to the product of the Stock Election Consideration, multiplied by a fraction equal to one (1) minus the Cash Fraction.

ii. If the Available Cash Election Amount is greater than the Cash Election Amount, then each Stock Election Share shall, instead of being converted into the right to receive the Stock Election Consideration, be converted into the right to receive (A) an amount of cash (without interest) equal to the amount of such excess divided by the number of Stock Election Shares and (B) a number of validly issued, fully paid and nonassessable Parent Shares equal to the product of the Stock Election Consideration multiplied by a fraction, the numerator of which shall be the difference between (I) the Cash Election Consideration minus (II) the amount calculated in clause (A) of this paragraph, and the denominator of which shall be the Cash Election Consideration.

(e) Any Election Form may be revoked or changed by the authorized Person properly submitting such Election Form, by written notice received by the Exchange Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the Shares represented by such Election Form shall become No Election Shares, except to the extent a subsequent election is properly made with respect to any or all of Shares prior to the Election Deadline. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, the Company, Merger Sub or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

2.3 Payment for Securities; Surrender of Certificates.

(a) Exchange Fund. Prior to the Mailing Date, Parent will designate a reputable bank or trust company, reasonably acceptable to the Company, to act as the paying and exchange agent for the purpose of effecting the payment and delivery of the Merger Consideration in connection with the Merger (the “Exchange Agent”). The Exchange Agent shall also act as the agent for the holders of Shares for the purposes of (i) mailing and receiving Election Forms and determining, in accordance with this Article II, the form of Merger Consideration to be received by each holder of Shares, and (ii) receiving and holding their Election Forms and certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the “Certificates”) and non-certificated Shares represented by book-entry (“Book-Entry Shares”) and shall obtain no rights or interests in the Shares represented thereby. At or immediately after the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of Parent Shares issuable pursuant to Section 2.1(a) and Section 2.1(b) in book-entry form equal to the aggregate number of Parent Shares to be issued as Merger Consideration (excluding any Fractional Share Consideration) and (ii) cash in immediately available funds in an amount sufficient to pay the aggregate cash to be paid as Merger Consideration, the aggregate Company

Accelerated Equity Award Payments (except to the extent that any such Equity Award Payments are to be made through the payroll of the Surviving Corporation), any Fractional Share Consideration and any dividends under Section 2.3(f) (such evidence of book-entry Parent Shares and cash amounts, together with any dividends or other distributions with respect thereto, the “Exchange Fund”) in each case, for the sole benefit of the holders of the Shares converted pursuant to Section 2.1(a) and Section 2.1(b) and Company Accelerated Equity Awards. In the event the Exchange Fund shall be insufficient to pay the aggregate Merger Consideration, the Company Accelerated Equity Award Payments and the dividends under Section 2.3(f), Parent shall promptly deposit, or cause to be promptly deposited, additional Parent Shares or cash with the Exchange Agent in the amount required to make such payments. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration, including payment of the Fractional Share Consideration and any amounts payable in respect of dividends or other distributions on shares of Parent Stock in accordance with Section 2.3(f), out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II and to the extent of any such loss, Parent shall fund additional cash amounts into the Exchange Fund to enable such payments to be made. Any interest or other income from such investments shall be paid promptly to Parent or the Surviving Corporation, as Parent directs.

(b) Procedures for Surrender. Promptly after the Effective Time (and in any event, within three (3) Business Days thereafter), Parent will cause the Exchange Agent to mail to each holder of record of Certificates or Book-Entry Shares which were converted into the right to receive the Merger Consideration at the Effective Time pursuant to Section 2.1(a) and Section 2.1(b) (other than the holders of record of Certificates or Book-Entry Shares who have properly completed and submitted, and have not revoked, an Election Form pursuant to Section 2.2 prior to the Closing): (i) a letter of transmittal, which will specify that delivery will be effected, and risk of loss and title to the Certificates (if any) will pass, only upon delivery of such Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent, and will otherwise be in such form and have such other provisions as Parent or the Exchange Agent may reasonably specify and (ii) instructions in customary form for effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration, including any amount payable in respect of Fractional Share Consideration or any dividends or other distributions on the Parent Shares in accordance with Section 2.3(f). Upon surrender of Certificates (or affidavits of loss in lieu thereof) and Book-Entry Shares for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, and upon delivery of an Election Form or letter of transmittal, duly executed and in proper form, with respect to such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, the holder of such Certificates or Book-Entry Shares will be entitled to receive the Merger Consideration pursuant to the provisions of this Article 2, including any amount payable in respect of Fractional Share Consideration or any dividends or other distributions on the Parent Shares in accordance with Section 2.3(f), for each Share formerly represented by such Certificates (or affidavits of loss in lieu thereof) and for each Book-Entry Share. Any Certificates so surrendered will forthwith be cancelled. All Merger Consideration, Fractional Share Consideration or other amounts due pursuant to Section 2.3(f), paid upon the surrender for exchange of Certificates (or affidavits of loss in lieu thereof) and Book-Entry Shares will be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it will be a condition precedent of payment that the Certificate so surrendered will be properly endorsed or will be otherwise in proper form for transfer, and the Person requesting such payment will have paid any transfer or similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered or will have established to the satisfaction of the Exchange Agent that such Taxes either have been paid or are not payable. Any other transfer or similar Taxes incurred in connection with the Merger will be paid by Parent. Payment of the Merger Consideration with respect to Book-Entry Shares will only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated hereby, each Certificate or Book-Entry Share (other than Shares cancelled pursuant to Section 2.1(c)) will be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration or the amount determined pursuant to Section 2.4, as applicable, without interest.

(c) Transfer Books; No Further Ownership Rights in Shares. At the Effective Time, the stock transfer books of the Company will be closed and thereafter there will be no further registration of transfers of Shares that were previously outstanding on the records of the Company. From and after the Effective Time, the holders of Certificates and Book-Entry Shares outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, then (subject to compliance with the exchange procedures of Section 2.3(b)) they will be cancelled and exchanged as provided in this Agreement.

(d) Termination of Exchange Fund; Abandoned Property; No Liability. At any time following the first anniversary of the Effective Time, the Surviving Corporation will be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund (including any interest accrued with respect thereto) not disbursed to holders of Certificates or Book-Entry Shares or Company Accelerated Equity Awards, and thereafter such holders will be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration, including any amount payable in respect of Fractional Share Consideration or any dividends or other distributions on the Parent Shares in accordance with Section 2.3(f), payable upon due surrender of their Certificates or Book-Entry Shares or Company Accelerated Equity Awards and compliance with the procedures in Section 2.3(b), without interest. Any amounts remaining unclaimed by holders of Certificates or Book-Entry Shares immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of all claims or interest of any Person previously entitled thereto hereunder. Notwithstanding the foregoing, neither the Surviving Corporation nor the Exchange Agent will be liable to any holder of a Certificate or Book-Entry Shares for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.1(a) or (b) hereof, including any amount payable in respect of Fractional Share Consideration or any dividends or other distributions on the Parent Shares in accordance with Section 2.3(f); provided, however, that Parent may, in its reasonable discretion and as a condition precedent to any such payment, require the owners of such lost, stolen or destroyed Certificates to deliver a customary affidavit of loss which includes an indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

(f) Dividends or Distributions with Respect to Parent Shares. No dividends or other distributions with respect to Parent Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to Parent Shares issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Parent Shares to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such Parent Shares.

(g) Withholding Rights. Each of Parent, the Surviving Corporation and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Parent, the Surviving Corporation or the Exchange Agent, as applicable, is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law. Except for any deduction or withholding with respect to Company Accelerated Equity Award Payments or any U.S. federal backup withholding attributable to a failure of a holder of Shares to provide a completed IRS Form W-8 or W-9, before making any such deduction or withholding, Parent, the Surviving Corporation or the Exchange Agent, as applicable, shall use commercially reasonable efforts to give the Company prior notice of its intention to make such deduction or withholding, and such notice shall include the authority, basis and method of calculation for the proposed deduction or withholding. To the extent that amounts are so withheld and notwithstanding any failure to comply with the preceding sentence, such withheld amounts (i) shall be remitted to the applicable Governmental Entity and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made.

2.4 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder of record who did not vote in favor of the adoption of this Agreement (or consent thereto in writing) who is entitled to demand and has properly demanded appraisal for such Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such Shares, the “Dissenting Shares”) will not be converted into the right to receive the Merger Consideration, and will instead represent only the right to receive such consideration as may be determined to be due in respect of such Dissenting Shares pursuant to Section 262 of the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses his, her or its right to appraisal under Section 262 of the DGCL, then the right of such holder to receive such payment in respect of such Dissenting Shares will cease and such Dissenting Shares will be deemed to have been converted, as of the Effective Time, into and will be exchangeable solely for the right to receive the Mixed Election Consideration, or other amounts payable pursuant to Section 2.3, without interest. The Company will give Parent prompt notice of any demands received by the Company for appraisal of Shares, attempted withdrawals of such demands and any other instruments submitted pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent will have the right to control all negotiations and Proceedings with respect to such demands. Prior to the Effective Time, the Company will not, except with the prior written consent of Parent in its sole discretion, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands, or approve any withdrawal of any such demands, or agree to do any of the foregoing.

2.5 Treatment of Company Equity Awards; Company Equity Plans.

(a) Vesting Acceleration. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) will adopt resolutions and take all other actions necessary and appropriate to provide that, as of immediately prior to the Effective Time, the vesting, and, if applicable, exercisability of each (i) outstanding Share subject to a right of repurchase in favor of the Company or risk of forfeiture (collectively, “Company Restricted Shares”), (ii) restricted stock unit granted in respect of Shares that is not a Company Assumed Restricted Stock Unit (collectively, “Company Accelerated Restricted Stock Units”), (iii) performance stock unit granted in respect of Shares that is not a Company Assumed Performance Stock Unit (collectively, “Company Accelerated Performance Stock Units”), (iv) phantom stock right in respect of or economically linked to Shares (collectively, “Company Phantom Awards”), (v) option to purchase Shares (collectively, “Company Options”), (vi) stock appreciation right in respect of Shares (collectively, “Company Stock Appreciation Rights”) and (vii) any other equity or equity-based award in respect of, linked to or denominated in Shares other than the Company Assumed Restricted Stock Units and Company Assumed Performance Stock Units (collectively with Company Restricted Shares, Company Accelerated Restricted Stock Units, Company Accelerated Performance Stock Units, Company Phantom Awards, Company Options and Company Stock Appreciation Rights, “Company Accelerated Equity Awards”) whether granted separately or under any employee or director stock option, stock purchase or equity compensation plan, arrangement or agreement of the Company, including the

Company’s Amended and Restated 2009 Stock Option Plan, the Company’s Stock Appreciation Rights Plan, the Company’s Amended and Restated Phantom Stock Plan, the Company’s Amended and Restated Long-Term Incentive Plan and the Company’s Amended and Restated Restricted Stock Plan (collectively, “Company Equity Plans”), will accelerate with respect to one hundred percent (100%) of the Shares underlying such Company Accelerated Equity Award (treating for this purpose any performance-based vesting condition as having been attained at “target”) and all restrictions thereon shall lapse. After giving effect to such accelerated vesting, the Company Accelerated Equity Awards shall be treated in accordance with Section 2.5(b) or, in the case of Company Restricted Shares, Section 2.1.

(b) Treatment of Company Accelerated Equity Awards. Effective as of immediately prior to the Effective Time, each Company Accelerated Equity Award, other than the Company Restricted Shares which shall be subject to Section 2.1, shall be cancelled and, in exchange therefor, each former holder of any such cancelled Company Accelerated Equity Award will be entitled to receive, in consideration of the cancellation of such Company Accelerated Equity Award and in full settlement therefor, a payment in cash of an amount equal to the product of (A) the total number of Shares subject to such Company Accelerated Equity Award as of immediately prior to such cancellation and (B) any positive difference obtained by subtracting any exercise price per Share applicable to such Company Accelerated Equity Award (if applicable) from the Equity Award Consideration (such amounts payable hereunder being referred to as the “Company Accelerated Equity Award Payments”). For the avoidance of doubt, in the case of a Company Accelerated Equity Award that does not have an exercise price, the exercise price per Share for the purposes of the preceding sentence shall be zero. From and after the Effective Time, any such cancelled Company Accelerated Equity Awards will no longer be outstanding or exercisable by the former holder thereof, but will only entitle such holder to the payment of the Company Accelerated Equity Award Payment.

(c) Payments through Payroll. Any Company Accelerated Equity Award Payment to which an employee or former employee of the Company becomes entitled pursuant to Section 2.5(b) shall be made through the Surviving Corporation’s payroll no more than ten (10) Business Days following the Effective Time.

(d) Equity Award Rollover. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) will adopt resolutions and take all other actions necessary and appropriate to provide that each (i) restricted stock unit granted after February 28, 2017 under the Company’s Amended and Restated Long-Term Incentive Plan in respect of Shares and held by a Continuing Employee (the “Company Assumed Restricted Stock Units,” collectively with the Company Accelerated Restricted Stock Units, the “Company Restricted Stock Units”) that is outstanding immediately before the Effective Time, will be converted as of the Effective Time into a restricted stock unit (the “Assumed Restricted Stock Unit”) on the same terms and conditions (including applicable vesting requirements but subject to such accelerated vesting, if any, provided to the holder thereof in a plan set forth on Section 5.9(c) of the Company Disclosure Schedules or a Company Employee Agreement) under the Company’s Amended and Restated Long-Term Incentive Plan and award agreement evidencing such Company Assumed Restricted Stock Unit, in respect of the number of Parent Shares that is equal to the number of Shares subject to the Company Assumed Restricted Stock Unit immediately prior to the Effective Time multiplied by the Assumed Equity Award Exchange Ratio (rounded to the nearest whole share); and (ii) performance stock unit granted after February 28, 2017 under the Company’s Amended and Restated Long-Term Incentive Plan in respect of Shares and held by a Continuing Employee (collectively, “Company Assumed Performance Stock Units,” collectively with the Company Accelerated Performance Stock Units, the “Company Performance Stock Units”) that is outstanding immediately before the Effective Time, will be converted as of the Effective Time into a restricted stock unit (the “Assumed Performance Stock Units”) in accordance with the terms of the Company’s Amended and Restated Long-Term Incentive Plan and award agreement evidencing such Company Assumed Performance Stock Unit (with vesting to occur in substantially equal installments on each of the first three anniversaries of the original date of grant of the related Company Assumed Performance Stock Units, subject to such accelerated vesting, if any, provided to the holder thereof in a plan set forth on Section 5.9(c) of the Company Disclosure Schedules or a Company Employee Agreement) in respect of the number of Parent Shares that is equal to the number of Shares that would have vested at the end of the performance period if target performance had been achieved immediately prior to the Effective Time multiplied by the Assumed Equity Award Exchange Ratio (rounded to the nearest whole share). For purposes of this Agreement, the “Assumed Equity Award Exchange Ratio” means the quotient of (x) the Equity Award Consideration and (ii) the Parent Share VWAP. No later than the Effective Time, Parent shall file, and keep effective for so long as the Assumed Restricted Stock Units and Assumed Performance Stock Units are outstanding, a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the Parent Shares subject to Assumed Restricted Stock Units and Assumed Performance Stock Units converted pursuant to this Section 2.5(d).

(e) Termination of Company Equity Plans. As of the Effective Time, all Company Equity Plans, except the Company’s Amended and Restated Long-Term Incentive Plan, will be terminated, and no further Company Accelerated Equity Awards or other rights with respect to Shares will be granted thereunder.

(f) Treatment of Company ESPP. The Company shall take such action as may be necessary to: (i) terminate the then-current offering period under the Company ESPP as of a date that is as soon as practicable following the date hereof and in no event later than immediately preceding the next scheduled purchase date under the terms of the Company ESPP (the “Company ESPP Ending Date”) and (ii) terminate the Company ESPP as of the Effective Time. On the Company ESPP Ending Date, the funds credited as of such date under the Company ESPP within the associated accumulated payroll withholding account for each participant under the Company ESPP shall be refunded to the participant in accordance with the terms of the Company ESPP for refunded contributions.

(g) Corporate Actions. At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of this Section 2.5. The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver to any Person any Shares or other Equity Interests of the Company, the Surviving Corporation or any other Person pursuant to or in settlement of Company Accelerated Equity Awards or other rights with respect to Shares.

2.6 Fractional Shares. No fractional Parent Shares shall be issued in connection with the Merger, no certificate or scrip representing fractional Parent Shares shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. Notwithstanding any other provision of this Agreement, each holder of Shares converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Parent Share (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof and upon surrender thereof, cash, without interest, in an amount equal to such fractional part of a Parent Share (rounded to the nearest one thousandth when expressed in decimal form) multiplied by the Parent Share VWAP.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the Company SEC Documents filed with the SEC since January 1, 2015 and publicly available via the SEC’s EDGAR service at least two (2) Business Days prior to the date hereof (including exhibits and other information incorporated by reference therein, but excluding any disclosure contained in such Company SEC Documents under the heading “Risk Factors”, “Cautionary Note Regarding Forward Looking Statements” or similar heading); provided, that in no event shall any disclosure in any Company SEC Documents qualify or limit the representations and warranties of the Company set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.5, Section 3.9, Section 3.25 or Section 3.30, or (ii) the disclosure schedule delivered by the Company to Parent and Merger Sub concurrently with the execution of this Agreement (the “Company Disclosure Schedule”) (with each exception set forth in the Company Disclosure Schedule being identified by reference to, or grouped under a heading referring to, a specific individual section or subsection of this Agreement and relating only to such section or subsection; provided, however, that a matter disclosed with respect to one representation or warranty shall also be deemed to be disclosed with respect to each other representation or warranty to which the relevance of such matter disclosed is reasonably apparent from the text of such disclosure), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Organization and Qualification; No Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(b) The Company has all requisite corporate power and corporate authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified to do business and in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect.

(c) Section 3.1(c) of the Company Disclosure Schedule contains a complete and accurate list of the name and jurisdiction of organization of each Subsidiary of the Company (each a “Company Subsidiary” and, collectively, the “Company Subsidiaries”) as of the date of this Agreement and sets forth (i) the authorized and issued capital stock of, or other Equity Interest in, each Company Significant Subsidiary as of the date of this Agreement and (ii) the number and type of shares of capital stock of, or other Equity Interest in, such Company Significant Subsidiary that, as of the date of this Agreement, are owned, directly or indirectly by the Company. Each share of capital stock or other Equity Interest in each Company Subsidiary owned directly or indirectly by the Company is owned free and clear of any Liens (other than Permitted Liens). Each Company Subsidiary is a direct, or indirect, wholly owned Subsidiary of the Company. Each Company Subsidiary is duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its organization and each Company Subsidiary has the requisite power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except when the failure to be so duly organized, validly existing, in good standing or have such power and authority would not have a Company Material Adverse Effect. Except for the capital stock of, or other Equity Interest in, the Company Subsidiaries, the Company does not own or have any contractual obligation or commitment to acquire, directly or indirectly, any material capital stock of, or other material Equity Interest in, any Person or have an obligation to otherwise make any material investment in any Person.

(d) The Company has made available to Parent and Merger Sub accurate and complete copies of the currently effective Amended and Restated Certificate of Incorporation of the Company and all further amendments thereto (the “Company Charter”), the Amended and Restated Bylaws of the Company and all further amendments thereto (the “Company Bylaws”) and the equivalent organizational documents of each Company Significant Subsidiary. Neither the Company nor any Company Subsidiary is in material violation of the Company Charter, the Company Bylaws or any equivalent organizational documents of any Company Subsidiary, as applicable, and each such organizational document is in full force and effect.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i)100,000,000 shares of Company Common Stock, of which, as of the close of business on July 28, 2017, there were 24,591,691 shares issued and outstanding and (ii) 50,000,000 shares of Company Preferred Stock, of which, as of the close of business on July 28, 2017, there were 4,821,600 shares issued and outstanding all of which are designated Series A Preferred Stock and which will be convertible into 6,502,663 shares of Company Common Stock at the Closing (assuming a Closing Date of November 30, 2017). 10,000,000 shares of Company Preferred Stock have been designated as Series A Preferred Stock.

(b) As of the close of business on July 28, 2017, there are no Shares reserved for issuance or issued and outstanding under any Company Equity Plans, except: (i) 2,395,380 shares of Company Common Stock were subject to and reserved for issuance pursuant to, outstanding Company Options (assuming target level achievement with respect to any performance conditions), of which Company Options to purchase 1,133,425 shares of Company Common Stock were vested, (ii) 120,480 Company Restricted Stock Units were outstanding (assuming target level achievement with respect to any performance conditions), (iii) 276,666 Company Performance Stock Units were outstanding (assuming target level achievement with respect to any performance conditions), (iv) 29,786 shares of Company Common Stock were subject to outstanding Company Stock Appreciation Rights, of which Company Stock Appreciation Rights in respect of 13,882 shares of Company Common Stock were vested and (v) 12,488 Company Phantom Awards were outstanding. Section 3.2(b) of the Company Disclosure Schedule sets forth, as of the close of business on July 28, 2017, a true, correct and complete list of all holders of Company Options, Company Restricted Stock Units, Company Performance Stock Units, Company Stock Appreciation Rights and Company Phantom Awards (or a unique number or pseudonym identifier), including the type of award, the number of shares of Company Common Stock subject to each award, the date of grant thereof, and, if applicable, the price per share payable upon exercise thereof. As of the close of business on July 28, 2017, the fully diluted Shares outstanding is 33,929,154 shares of Company Common Stock.

(c) Except as described in Section 3.2(a) and Section 3.2(b) and rights to purchase Company Common Stock issuable pursuant to the Company ESPP, there are no subscriptions, options, warrants, calls, conversion rights, stock appreciation rights, “phantom” stock rights, performance units, redemption rights, repurchase rights or other equity-based awards or rights or other preemptive or outstanding rights, agreements, arrangements or commitments of any character obligating the Company or any Company Subsidiary to issue, acquire or sell any Shares or other Equity Interests or rights derived therefrom of the Company or any of the Company Subsidiaries or any securities obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any Company Subsidiary, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(d) There are no outstanding contractual obligations or commitments of the Company or any Company Subsidiary (i) affecting the voting rights of, (ii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iii) requiring the registration for sale of or (iv) granting any preemptive or antidilutive rights with respect to, or restricting the transfer or issuance of, any Shares or other Equity Interests in the Company or any Company Significant Subsidiary. Except for this Agreement and the Support Agreement, there are no stockholders agreements, voting agreements or other similar agreements with respect to the acquisition, disposition or voting of Shares or other Equity Interests of the Company to which the Company or any Company Subsidiary is a party.

(e) All of the outstanding Shares and other Equity Interests in the Company and each Company Subsidiary have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights and were not issued in violation of any purchase option, call option, right of first refusal, preemptive right or similar right. No Company Subsidiary owns any Shares.

(f) All of the outstanding Company Options, Company Restricted Stock Units, Company Performance Stock Units, Company Stock Appreciation Rights and Company Phantom Awards were granted in compliance in all material respects with all applicable Laws and all of the terms and conditions of the Company Equity Plan pursuant to which it was issued.

3.3 Authority.

(a) The Company has all necessary corporate power and corporate authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger, subject to obtaining the Company Stockholder Approval. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Merger, have been duly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company and no votes or written consents are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of the State of Delaware. This Agreement has been duly and validly executed and delivered by the Company and, subject to due authorization, execution and delivery by Parent and Merger Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

(b) At a meeting duly called and held prior to the execution and delivery of this Agreement, the Company Board adopted resolutions by which the Company Board unanimously (i) approved this Agreement and declared this Agreement and the transactions contemplated hereby, including the Merger to be fair, advisable and in the best interests of the Company and its stockholders in accordance with the requirements of the DGCL, (ii) subject to the terms and conditions of this Agreement, directed that this Agreement be submitted for consideration at a meeting of the Company’s stockholders and (iii) subject to the terms and conditions of this Agreement, recommended that the holders of the Company Common Stock and Company Preferred Stock vote their Shares in favor of the adoption of this Agreement, and, as of the date hereof, none of the aforesaid actions by the Company Board has been amended, rescinded or modified.

3.4 No Conflict. None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will (with or without notice or lapse of time, or both): (a) subject to obtaining the Company Stockholder Approval, conflict with or violate any provision of the Company Charter or Company Bylaws or the organizational documents of any Company Subsidiary; (b) assuming the accuracy of the representations set forth in Section 4.14 and that all consents, approvals, authorizations and permits described in Section 3.5 have been obtained and all filings and notifications described in Section 3.5 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets; or (c) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the rights, respective properties or assets of the Company or any Company Subsidiary pursuant to, any Company Material Contract, except, with respect to clause (b), for any such conflicts, violations, consents, breaches, losses, changes of control, defaults, other occurrences or Liens which would not have a Company Material Adverse Effect.

3.5 Required Filings and Consents. None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) the filing and recordation of the Certificate of Merger as required by the DGCL, (b) compliance with any applicable requirements of the HSR Act and the other applicable Competition Laws of the jurisdictions set forth on Section 3.5 of the Company Disclosure Schedule, (c) filings with the United States Securities and Exchange Commission (the “SEC”) as may be required by the Company in connection with this Agreement and the transactions contemplated hereby, including the Proxy Statement/Prospectus and (d) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Entity would not have a Company Material Adverse Effect.

3.6 Permits; Compliance With Law.

(a) The Company and each Company Subsidiary holds all authorizations, permits, certificates, exemptions, approvals, orders, consents, franchises, variances, easements, exemptions, registrations, licenses and clearances of any Governmental Entity (the “Company Permits”) necessary for the operation of the Business as currently conducted and all such Company Permits are in full force and effect, except where the failure to hold one or more such Company Permits would not have a Company Material Adverse Effect. The Company and each Company Subsidiary is operating in compliance with the terms of such Company Permits, except where the failure to be in compliance with such Company Permits would not have a Company Material Adverse Effect. Except as would not have a Company Material Adverse Effect, no suspension, modification, revocation or cancellation of any of such Company Permits is pending or threatened in writing.

(b) (i) The Company and each Company Subsidiary is, and since January 1, 2015 has been, in compliance with all Laws and Orders applicable to the Company or any Company Subsidiary or any assets owned or used by the Company or any Company Subsidiary (except in each case where such noncompliance would not have a Company Material Adverse Effect) and (ii) neither the Company nor any Company Subsidiary has received any written communication since January 1, 2015 from, or since January 1, 2015 entered into any Contract or settlement with, a Governmental Entity that alleges that the Company or any Company Subsidiary has, at any time, not been in material compliance with any such Law or Order and, to the knowledge of the Company, there has not been any material investigation or inquiry by a Governmental Entity pending or threatened against the Company or any Company Subsidiary at any time since January 1, 2015.

(c) Neither the Company, nor the Company Subsidiaries, nor, to the knowledge of the Company, any Representatives acting on their behalf, have, in the past five (5) years, directly or indirectly, (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, or failed to disclose fully any such contributions in violation of law, (ii) given, offered, promised, or authorized to give, any money or thing of value to any foreign or domestic Government Official corruptly for the purpose of influencing an act or decision of the Government Official, or inducing the Government Official to use his or her influence or position to affect any government act or decision relating in any way to the business of the Company or any of its Subsidiaries; or (iii) given, offered, promised, or authorized to give, any money or thing of value to a Government Official or any other Person in violation of any applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, any laws enacted pursuant to, or arising under, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or any other applicable laws or regulations relating to bribery or corruption (collectively, “Anti-Corruption Laws”). There have been no intentionally false or fictitious entries made in the books or records of the Company and its Subsidiaries relating to any illegal payment or secret or unrecorded fund, and neither the Company nor any of its Subsidiaries has established or maintained a secret or unrecorded fund. In the past five (5) years, there have been no charges, internal whistleblower reports, voluntary disclosures or Proceedings (or to the knowledge of the Company any external whistleblower reports or external investigations) against the Company or any Company Subsidiary under any applicable Anti-Corruption Laws, and to the Company’s knowledge, there are no pending or threatened external investigations or Proceedings involving suspected or confirmed violations thereof. The Company and the Company Subsidiaries maintain policies and procedures reasonably designed to ensure compliance with all applicable Anti-Corruption Laws.

3.7 SEC Filings; Financial Statements.

(a) Since January 1, 2015, the Company has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, certifications, statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) (such documents and any other documents publicly filed by the Company with the SEC, including any publicly filed supplements, modifications or amendments thereto, collectively, the “Company SEC Documents”). As of their respective effective dates (in the case of the Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), or in each case, if amended prior to the date hereof, as of the date of the last such amendment, the Company SEC Documents (i) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act, and the applicable rules and regulations promulgated thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which such statement were made, not misleading. All of the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company SEC Documents, including the related notes and schedules (collectively, the “Company Financial Statements”), (A) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end audit adjustments which are not expected to be material individually or in the aggregate), (B) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Company as of the dates and for the periods referred to therein (except as may be expressly indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end audit adjustments which are not expected to be material individually or in the aggregate) and (C) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing.

(b) Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in its respective published financial statements or any Company SEC Documents.

(c) Without limiting the generality of Section 3.7(a), (i) KPMG LLP has not resigned or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreement with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, (ii) since January 1, 2015, none of the Company or any Company Subsidiary or, to the knowledge of the Company, any director or officer of the Company or any Company Subsidiary, has formally received any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of the Company Subsidiaries or their internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices, (iii) no executive officer of the Company has failed in any respect to make, without qualification, the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any form, report or schedule filed by the Company with the SEC since the enactment of the Sarbanes-Oxley Act and (iv) no enforcement action has been initiated or, to the knowledge of the Company, threatened against the Company by the SEC relating to disclosures contained in any Company SEC Document.

(d) The Company has made available true, correct and complete copies of all comment letters received by the Company from the SEC staff since January 1, 2015 relating to the Company SEC Documents, together with all written responses of the Company thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in any such comment letters received by the Company from the SEC. To the knowledge of the Company, as of the date of this Agreement, none of the Company SEC Documents is the subject of any ongoing review by the SEC. None of the Company Subsidiaries has or is required to file or furnish any forms, reports, or other documents with the SEC or pursuant to the Exchange Act.

3.8 Internal Controls. The Company maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rule 13a-15 and 15d-15 under the Exchange Act and that is reasonably sufficient to provide reasonable assurances that (a) transactions are executed only in accordance with management’s general or specific authorizations, (b) access to assets of the Company or the Company Subsidiaries is permitted only in accordance with management’s general or specific authorization and (c) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s internal controls over financial reporting have been designed to provide reasonable assurance regarding the reliability of the Company’s consolidated financial reporting and the preparation of the Company consolidated financial statements for external purposes in accordance with GAAP. The Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as required by Rule13a-15 and 15d-15 under the Exchange Act and that provide reasonable assurance that all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the required certifications under the Exchange Act with respect to such reports. Neither the Company, the audit committee of the Company Board, nor, to the knowledge of the Company, the Company auditors, is aware of or has received notification of (A) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting of the Company or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. The Company has not made, or been required to make, any such disclosures to the Company’s auditors.

3.9 State Takeover Laws. The Board of Directors of the Company has taken all necessary actions so that no “fair price,” “moratorium,” “control share acquisition” or other anti-takeover Law, including Section 203 of the DGCL, will apply with respect to or as a result of the execution of this Agreement or the Support Agreement or the consummation of the Merger or the other transactions contemplated hereby.

3.10 No Undisclosed Liabilities. Except for those liabilities and obligations (a) as reflected in or reserved against in the Company’s most recent consolidated balance sheet included in the Company Financial Statements (including expressly in the notes thereto) prior to the date of this Agreement, (b) incurred in the ordinary course of business consistent with past practice since the date of the most recent consolidated balance sheet of the Company included in the Company Financial Statements or (c) incurred pursuant to this Agreement, the Company has no liabilities or obligations of a type required to be reflected on the face of a consolidated balance sheet of the Company prepared in accordance with GAAP.

3.11 Absence of Certain Changes or Events.

(a) Since April 1, 2017 until the date of this Agreement, each of the Company and the Company Subsidiaries has conducted its businesses in all material respects in the ordinary course of business consistent with past practice.

(b) Since April 1, 2017 until the date of this Agreement, there has not occurred, arisen or come into existence any fact, change, event, development or circumstance, or any worsening thereof, (i) which would have a Company Material Adverse Effect or (ii) if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.1(c), 5.1(d), 5.1(g), 5.1(i), 5.1(j), 5.1(o), 5.1(p), 5.1(q), or 5.1(t).

3.12 Employee Benefit Plans.

(a) Section 3.12(a) of the Company Disclosure Schedule sets forth a complete and accurate list of each Company Benefit Plan and Foreign Benefit Plan. With respect to each Company Benefit Plan and Foreign

Benefit Plan, the Company has provided to Merger Sub complete and accurate copies of (i) each such Company Benefit Plan and Foreign Benefit Plan, including any material amendments thereto, and descriptions of all material terms of any such plan that is not in writing, (ii) each trust, insurance, annuity or other funding Contract related thereto, (iii) the most recent summary plan descriptions, including any summary of material modifications, prepared in respect thereto, (iv) the two most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (v) the most recently received IRS determination letter or opinion letter, if any, issued by the IRS with respect to any (x) Company Benefit Plan that is intended to qualify under Section 401(a) of the Code and (y) an employee benefit plan that has been merged into a Company Benefit Plan is intended to qualify under Section 401(a) of the Code in the prior six years, (vi) the two most recent annual report on Form 5500 (and all schedules thereto) required to be filed with the IRS with respect thereto, (vii) all material agreements with the UK’s Pensions Regulator and Pension Protection Fund related to the provision of the UK defined benefit pension arrangements, and (viii) all other material filings and material correspondence with any Governmental Entity (including any correspondence regarding actual or, to the knowledge of the Company, threatened audits or investigations) with respect to each Company Benefit Plan and Foreign Benefit Plan, in each case, made within one year prior to the date of this Agreement.

(b) Each Company Benefit Plan (and any related trust or other funding vehicle) has been established, maintained and administered in accordance with its terms in all material respects and is in compliance in all material respects with ERISA, the Code and all other applicable Laws.

(c) (i) Each Foreign Benefit Plan and related trust, if any, complies with and has been established, maintained and administered (A) in compliance in all material respects with the Laws of the applicable foreign country and (B) in compliance in all material respects with their terms and the terms of any collective bargaining, collective labor or works council agreements, (ii) each Foreign Benefit Plan which, under the Laws of the applicable foreign country, is required to be registered or approved by any Governmental Entity, has been so registered or approved, except as would not result in material liability to the Company or any Company Subsidiary; and (iii) no Foreign Benefit Plan has any material unfunded liabilities that, as of the Effective Time, will not be offset by insurance or fully accrued.

(d) (i) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has timely received or applied for a favorable determination letter or is entitled to rely on a favorable opinion letter from the IRS, in either case, that has not been revoked and, to the knowledge of the Company, no event or circumstance exists that has adversely affected or would reasonably be expected to materially and adversely affect such qualification or exemption and (ii) none of the Company, any Company Subsidiary, any Company Benefit Plan, any trustee, administrator or other third-party fiduciary or party-in-interest, with respect to any Company Benefit Plan, has engaged in any breach of fiduciary responsibility or non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) which could result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material Tax imposed by Section 4975 of the Code on the Company or any Company Subsidiary.

(e) No Company Benefit Plan is, and neither the Company nor any ERISA Affiliate thereof sponsors, maintains, contributes to, or has ever sponsored, maintained, contributed to, or has any actual or contingent liability with respect to any (i) single employer plan or other pension plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, or a (ii) any “multiemployer plan” within the meaning of Section 3(37) of ERISA). With respect to each Company Benefit Plan that is a plan as described in clause (i) above, to the knowledge of the Company, (x) no event or circumstance exists that has adversely affected or would reasonably be expected to materially and adversely affect the funded status of such plans as reported in the Company’s SEC Documents and most recently filed Form 5500 with the U.S. Department of Labor in respect of such plans, (y) no liability under Title IV of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full and (z) no Proceeding has been initiated by the Company or the PBGC to terminate such Company Benefit Plan. With respect to each Company Benefit Plan that is a plan as described in clause (ii) above, (A) the Company has no knowledge that such plan is insolvent within the meaning of ERISA and, to the knowledge of the Company, no condition exists which presents a risk of such plan becoming insolvent; (B) as of the Effective Date, the Company and, to the knowledge of the Company, each ERISA Affiliate will not have completely or partially withdrawn from such plan and will not be subject to any withdrawal liability as described in Section 4201 of ERISA for withdrawals that have occurred on or prior to the Effective Date; and (C) if the Company or any ERISA Affiliate were to incur a complete withdrawal (as described in Section 4203 of ERISA for each such plan as of the Effective Date, the aggregate withdrawal liability as determined under Section 4201 of ERISA, with respect to all such plans, would not reasonably be expected to result in a material liability to the Company and the Company Subsidiaries taken as a whole.

(f) No Company Benefit Plan is, and neither the Company nor any ERISA Affiliate thereof sponsors maintains, contributes to, or has ever sponsored, maintained, contributed to, or has any actual or contingent liability with respect to any (i) “multiple employer plan” within the meaning of Section 413(c) of the Code, or (ii) multiple employer welfare arrangement (within the meaning of Section 3(4) of ERISA).

(g) None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of any transaction contemplated by this Agreement, nor the Company’s compliance with any of the provisions of this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time), will result in any “parachute payment” under Section 280G of the Code.

(h) Neither the Company nor any Company Subsidiary has any liability in respect of, or obligation to provide, post-retirement health, medical, disability, life insurance benefits or other welfare benefits for former or current employees, officers, consultants, independent contractors or directors of the Company or any Company Subsidiary (the “Service Providers”) (or the spouses, dependent or beneficiaries of any Service Providers), whether under a Company Benefit Plan or otherwise, except as required to comply with Section 4980B of the Code or any similar law.

(i) None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will (either alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) (i) entitle any Service Provider to any compensation or benefit, (ii) accelerate the time of payment or vesting, increase the amount of payment, or trigger any payment or funding, of any compensation or benefit or trigger any other material obligation under any Company Benefit Plan or Foreign Benefit Plan, (iii) trigger any funding (through a grantor trust or otherwise) of compensation, equity award or other benefits, (iv) will or is likely to result in the final and binding imposition of a financial support direction or a contribution notice (as defined in sections 43 and 38 of the UK Pensions Act 2014, respectively) or (v) otherwise give rise to any material liability under any Company Benefit Plan or Foreign Benefit Plan.

(j) No Company Benefit Plan provides for any gross-up, reimbursement or additional payment by reason of any Tax imposed under Section 409A or Section 4999 of the Code.

(k) Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) maintained or sponsored by the Company or any Company Subsidiary has been operated in material compliance with Section 409A of the Code and the guidance issued thereunder.

(l) No Company Benefit Plan or Foreign Benefit Plan is under audit or investigation by the Internal Revenue Service, Department of Labor or comparable governmental regulator outside the United States or other Governmental Entity and, to the knowledge of the Company, no such audit or investigation is threatened.

(m) There are no pending or, to the knowledge of the Company, threatened, actions, suits or claims with respect to any Company Benefit Plan or Foreign Benefit Plan or the assets or any fiduciary thereof (in that

Person’s capacity as a fiduciary of such plan) that could result in material liability to the Company or any Company Subsidiary, other than ordinary course claims for benefits brought by participants or beneficiaries.

3.13 Labor and Other Employment Matters.

(a) The Company is in compliance in all material respects with all applicable Laws respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, compensation and benefits, wages and hours, overtime and classification as exempt/non-exempt employees. Neither the Company nor any Company Subsidiary has any leased employees in the United States within the meaning of Section 414(n) of the Code.

(b) The Company has made available to Parent true and complete copies of all material collective bargaining agreements and other labor union Contracts (including all amendments thereto) applicable to any Company Employee (the “Company CBAs”) in effect as of the date of this Agreement with respect to their employment with the Company or any Company Subsidiary.

(c) As of the date of this Agreement:

i. no grievances, arbitrations or legal or administrative Proceedings which allege the violation of any Company CBA are pending, except as would not be reasonably expected to result in a material liability to the Company;

ii. there are no labor strikes, slowdowns, work stoppages, picketings, negotiated industrial actions or lockouts has occurred in the past two years, are pending or, to the knowledge of the Company, threatened, against the Company;

iii. to the knowledge of the Company, no labor union, labor organization or works council has made a pending demand for recognition or certification to the Company, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the knowledge of the Company, threatened to be brought or filed with any labor relations tribunal or authority; and

iv. except as would not be reasonably be excepted to result in a material liability to the Company, there is no unfair labor practice charge pending against the Company before the National Labor Relations Board or any comparable labor relations authority and there is no pending or, to the knowledge of the Company, threatened grievance, charge, complaint, audit or investigation by or before any Governmental Entity with respect to any Service Providers in their capacities as such.

3.14 Contracts.

(a) Section 3.14(a) of the Company Disclosure Schedule lists each Contract in effect as of the date hereof (together with all amendments and supplements thereto) to which the Company, any Company Subsidiary or any of their respective assets is a party to or bound by which falls within any of the following categories:

i. any Contract that (A) limits or restricts in any material respect the Company or any Company Subsidiary from competing or engaging in any line of business or in any geographic area or with any Person (provided that the foregoing shall not include non-solicitation restrictions with respect to natural Persons, other than those entered into by the Company or any Company Subsidiary in connection with any Significant M&A Transaction consummated by the Company or any Company Subsidiary), (B) grants any right of first refusal, right of first offer, or similar right with respect to any material assets, rights, or properties of the Company or the Company Subsidiaries, (C) obligates the Company or any Company Subsidiary to conduct business on an exclusive basis or that contains a “most favored nation” or similar covenant, except with respect to (A) through (C) above, for any such Contract that (i) may be cancelled without penalty by the Company or any Company Subsidiary upon notice of 120 days or less and (ii) following such cancellation such limitation, restriction, right, covenant or obligation, as applicable, would not survive;

ii. each Contract that by its terms provides for payments by or to the Company and/or any Company Subsidiary of more than (A) $5,000,000, in the aggregate, in the 12-month period following the date hereof or (B) $15,000,000, in the aggregate, over the remaining term of such Contract, and, in each case, cannot be canceled by the Company or any Company Subsidiary upon 120 days or less notice without material penalty to the Company or any Company Subsidiary;

iii. any material revenue-generating Contract (excluding purchase orders, statements of work or similar ancillary documents) with the twenty-five (25) largest customers (“Company Top Customers”) of the Company or the Company Subsidiaries (determined on the basis of consolidated revenues received by the Company and the Company Subsidiaries in the fiscal years ended December 30, 2016 and December 25, 2015);

iv. any master purchase, supply or service Contract (for the avoidance of doubt, excluding purchase orders, statements of work and standard confidentiality agreements) with the twenty-five (25) largest suppliers to or subcontractors (“Company Top Suppliers”) for the Company or the Company Subsidiaries (determined on the basis of consolidated purchase orders issued to the Company and the Company Subsidiaries in the fiscal years ended December 30, 2016 and December 25, 2015);

v. any Contracts involving the payment of royalties or other amounts by the Company or a Company Subsidiary calculated based upon the revenues or income of the Company or a Company Subsidiary where such payments are expected to exceed $5,000,000 in the 12-month period following the date hereof;

vi. any Contract relating to indebtedness for borrowed money (whether as borrower or lender) or any guarantee by the Company or any Company Subsidiary of any Liabilities of any other Person or to the mortgaging, pledging or otherwise placing of any Lien (other than Permitted Liens), on any asset of the Company or any Company Subsidiary in each case in excess of $5,000,000 individually, except for Contracts relating to indebtedness for borrowed money or guarantees of any such indebtedness between the Company and a Company Subsidiary or between Company Subsidiaries;

vii. any Contract pursuant to which the Company or any Company Subsidiary is a licensee of any Intellectual Property Rights that are material to the Business as currently conducted (other than “off-the-shelf” or “shrink-wrap” licenses for commercially available software or standard commercial service offerings that are generally available on standard terms);

viii. any Material Current Company Government Contract;

ix. any Contract relating to the acquisition or disposition by the Company or any Company Subsidiary of all or substantially all of the capital stock or assets of any Person or business for aggregate consideration under such Contract in excess of $25,000,000 (any such transaction, a “Significant M&A Transaction”) and pursuant to which the Company or any Company Subsidiary has any material ongoing obligations;

x. any partnership, joint venture, limited liability company agreement, or other Contract relating to the formation, creation, operation, management, or control of any material joint venture or similar relationship which (A) has revenues in excess of $25,000,000 during the Company’s fiscal year ended December 30, 2016, (B) is reasonably expected to have revenues in excess of $25,000,000 during the Company’s fiscal year ending December 29, 2017, or (C) pursuant to which the Company or any Company Subsidiary has an express obligation to make any investment in, or advancement or capital contribution to, any other Person in excess of $5,000,000, in the aggregate, in the 12-month period following the date hereof, in each case, other than any such Contract solely between the Company and its wholly-owned Company Subsidiaries or among wholly-owned Company Subsidiaries;

xi. Contracts involving (A) any material collective bargaining agreement or other material contract with a labor union, works council or similar body or (B) any Contract with any current or former officer, director or Affiliate of the Company or any Company Subsidiary or any of their respective “associates” or immediate family members” (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), other than Company Benefit Plans;

xii. any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).

Each Contract of the type described in this Section 3.14(a) is referred to herein as a “Company Material Contract.” Accurate and complete copies of each Company Material Contract, including all amendments and supplements thereto, have been made available by the Company to Parent, or publicly filed with the SEC, in each case prior to the date of this Agreement.

(b) Except as would not have a Company Material Adverse Effect: (i) each Company Material Contract is a valid and binding obligation of the Company or the Company Subsidiary party thereto and, to the knowledge of the Company, of the other party or parties thereto, in accordance with its terms, and is in full force and effect except that (x) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought; (ii) the Company and/or each Company Subsidiary party thereto has performed all obligations required to be performed by it under each Company Material Contract and is not otherwise in default or breach thereof and, to the knowledge of the Company, each other party to each Company Material Contract has performed all obligations required to be performed by it under such Company Material Contract; and (iii) neither the Company nor any Company Subsidiary has received or delivered written notice of any violation or default under (nor, to the knowledge of the Company, does there exist any condition which upon the passage of time or the giving of notice or both would cause a violation of or default under) any Company Material Contract.

3.15 Litigation.

(a) There is no Proceeding pending or, to the knowledge of the Company, threatened against or directly related to the Company or any Company Subsidiary that (i) seeks or alleges monetary damages in excess of $10,000,000 or (ii) if determined adversely to the Company or such Company Subsidiary, would have a Company Material Adverse Effect. As of the date of this Agreement, there are no Proceedings (excluding counterclaims) that the Company or any Company Subsidiary presently intend to initiate that if determined adversely to the Company or any Company Subsidiary would have a Company Material Adverse Effect.

(b) Neither the Company nor any Company Subsidiary is subject to any Order that would have a Company Material Adverse Effect or would prevent or materially impair or materially delay consummation of the Merger or performance by the Company of any of its material obligations under this Agreement. Neither the Company nor any Company Subsidiary is in material default with respect to any Order, writ, injunction, decree, ruling or decision of any court, commission or other Governmental Entity, or with respect to any ruling or decision of any arbitrator, that is applicable to the Company or any Company Subsidiary.

3.16 Environmental Matters.

(a) Except as would not have a Company Material Adverse Effect, (i) the Company and each Company Subsidiary is and has been in compliance with all applicable Environmental Laws and (ii) the Company and each Company Subsidiary has obtained, or has made timely and complete application for renewal of, and is and has been in compliance with, all Environmental Permits necessary for the conduct and operation of the Business.

(b) To the knowledge of the Company, (i) there are not any Hazardous Substances generated, treated, stored, processed, transported, disposed of, released, or otherwise existing on, under, about, or emanating (“Hazardous Substance Matters”) from or to, any property currently or previously owned, leased or operated by the Company or any Company Subsidiary, or to the knowledge of the Company, any property formerly owned, leased, or operated by the Company, any Company Subsidiary or any of their respective predecessors that would require material remediation under any Environmental Law; and (ii) there are no Hazardous Substance Matters arising from or related to the operations of or any products manufactured, marketed, sold or distributed by the Company, any Company Subsidiary or any of their predecessors, in each case, that would reasonably be likely to give rise to a violation of, or liability or obligation under, any Environmental Laws.

(c) In the past four (4) years, neither the Company nor any Company Subsidiary has received any written notice of alleged liability for, or any inquiry or investigation regarding, any release or threatened release of Hazardous Substances or alleged material violation of, or material non-compliance with, any Environmental Law, except for such inquiries or investigations for which the Company or the Company Subsidiary liability has been determined and paid in full with no ongoing obligations.

(d) The Company has made available to Parent prior to the date of this Agreement true, correct and complete copies of any material reports, studies, assessments, and other material environmental information in its possession relating to Hazardous Substance Matters or otherwise relating to Environmental Law and pertaining to the Company, any Company Subsidiary, or their current or former material properties or operations.

3.17 Intellectual Property.

(a) Section 3.17(a) of the Company Disclosure Schedule identifies, as of the date of this Agreement, each item of Company Registered Intellectual Property and for each such item, (i) the current owner(s), (ii) the jurisdiction of application or registration, (iii) the application or registration number, and (iv) the date of application or registration.

(b) The Company or any Company Subsidiary exclusively owns or has the right, subject to written agreements, to use all Intellectual Property Rights that are material to the Business as currently conducted (collectively referred to herein as the “Company Material Intellectual Property”), except as would not have a Company Material Adverse Effect; provided, that the foregoing shall not be deemed a representation or warranty of non-infringement of third party Intellectual Property Rights.

(c) Except as would not have a Company Material Adverse Effect, since January 1, 2016, no Proceedings have been instituted or are pending, or to the knowledge of the Company, have been threatened in writing against, the Company or any of the Company Subsidiaries, that challenge the Company’s or the Company Subsidiaries’ ownership of the Company Material Intellectual Property owned by or registered or applied for in the name of the Company or any of the Company Subsidiaries (the “Company Owned Intellectual Property”). Since January 1, 2016, neither the Company nor any Company Subsidiary has received any written notice alleging the invalidity or unenforceability of any Company Owned Intellectual Property. Since January 1, 2016, no Person has notified the Company or any Company Subsidiary in writing that it is claiming any ownership of or right to use any Company Owned Intellectual Property.

(d) Except as would not have a Company Material Adverse Effect, the Company and each Company Subsidiary have taken reasonable steps to establish the Company’s rights in the Company Material Intellectual Property, and to safeguard and maintain the secrecy and confidentiality of all material trade secrets comprising Company Owned Intellectual Property. No present or former employee, officer, director, agent, outside contractor or consultant of the Company or the Company Subsidiaries holds any right, title or interest, directly or indirectly, in whole or in part, in or to any Company Owned Intellectual Property.

(e) To the knowledge of the Company, the conduct of the Business as currently conducted by the Company and its Company Subsidiaries does not infringe, misappropriate or otherwise violate in any material respect the Intellectual Property Rights of any third party. Since January 1, 2016, neither the Company nor any Company Subsidiary has received any written claims of such infringement, misappropriation or other similar violation that have not been settled or withdrawn prior to the date of this Agreement.

(f) Except as would not have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries maintain and use reasonable efforts to enforce policies and procedures regarding data security, privacy, data transfer and the use of data (the “Data Protection Program”) that enable the Company and the Company Subsidiaries to comply with all applicable Laws in relation to data protection and the security of all information owned or used by the Company and Company Subsidiaries (“Company Data”); (ii) the Data Protection Program includes, in accordance with applicable Law, reasonable administrative, technical, personnel, organizational and physical safeguards designed to safeguard the security, confidentiality and integrity of Company Data and to protect it against loss and unauthorized access, use, modification, disclosure or other misuse; and (iii) the Company and Company Subsidiaries have used reasonable efforts to remediate information security breaches.

(g) Except as would not have a Company Material Adverse Effect, (i) all of the Company’s and the Company Subsidiaries’ information technology and computer systems (including computer software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information whether or not in electronic format, including personally identifiable information (“Company IT Systems”) are reasonably maintained by technically competent personnel, in accordance with reasonably prudent policies and procedures; (ii) the Company IT Systems are reasonably sufficient for the Company’s and the Company Subsidiaries’ current needs in the operation of the Business as presently conducted; and (iii) since January 1, 2015, the Company and Company Subsidiaries have taken reasonable measures to provide for the back-up and recovery of the data and information, including personally identifiable information, necessary to the conduct of the Business as currently conducted (including such data and information that is stored on magnetic or optical media in the ordinary course) without disruption to, or interruption in, the conduct of the Business as currently conducted.

3.18 Tax Matters.

(a) The Company and each Company Subsidiary has timely filed (taking into account any extension of time within which to file) all material Tax Returns required to have been filed by or with respect to the Company or any Company Subsidiaries, and all such Tax Returns are true, complete and accurate in all material respects. Subject to exceptions as would not be material, no written claim has been made in the past three years by a Governmental Entity in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or any Company Subsidiary is or may be subject to Taxes in such jurisdiction, which claim has not been resolved.

(b) All material Taxes of the Company and each Company Subsidiary required to be paid (whether or not shown on any Tax Return) have been timely paid.

(c) No deficiencies for any material amount of Taxes have been proposed or assessed in writing against the Company or any Company Subsidiary by any Governmental Entity except for deficiencies that have since been resolved. Neither the Company nor any of the Company Subsidiaries (i) is the subject of any currently ongoing material Tax audit or other proceeding with respect to Taxes or (ii) has waived any statute of limitations in respect of any material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency, which waiver or extension is currently in effect.

(d) Neither the Company nor any Company Subsidiary has liability under any written agreement for the sharing, indemnification or allocation of material Taxes (excluding customary Tax indemnification provisions in ordinary-course commercial Contracts not primarily relating to Taxes).

(e) Neither the Company nor any Company Subsidiary has any material liability for the Taxes of any Person (other than Taxes of the Company and the Company Subsidiaries) under Treasury Regulation section 1.1502-6 (or any similar provision of state, local or foreign law) or as a transferee or successor.

(f) Subject to exceptions as would not be material, each of the Company and the Company Subsidiaries has withheld and timely paid to the appropriate Governmental Entity all Taxes required by Applicable Law to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(g) Neither the Company nor any Company Subsidiary (nor any predecessor of the Company or a Company Subsidiary) has been a “distributing corporation” or a “controlled corporation” (within the meaning of section 355 of the Code) in a transaction intended to qualify under section 355 of the Code within the past two years.

(h) Neither the Company nor any Company Subsidiary has entered into any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(i) There are no Liens with respect to any material Taxes on any of the assets of the Company or the Company Subsidiaries, other than Permitted Liens.

(j) Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and filed on or prior to the date hereof; (ii) closing agreement with a Governmental Entity executed on or prior to the date hereof; (iii) installment sale or open transaction disposition made on or prior to the date hereof; (iv) prepaid amount received or deferred revenue accrued on or prior to the date hereof, other than such prepaid amounts received or deferred revenue accrued in the ordinary course of business; (v) election under Section 108(i) of the Code filed on or prior to the date hereof; or (vi) to the knowledge of the Company, intercompany transaction described in the Treasury Regulations promulgated under Section 1502 of the Code that existed on or prior to the date hereof.

3.19 Insurance. The Company and each Company Subsidiary maintains insurance coverage with reputable and financially sound insurers, or maintains self-insurance practices, in such amounts and covering such risks as are in accordance with customary industry practice for companies engaged in businesses similar to that of the Company and the Company Subsidiaries. The Company has made available to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, equipment, properties, employees, officers, directors, assets or operations of the Company and the Company Subsidiaries (the “Insurance Policies”). Each of the Insurance Policies is in full force and effect, all premiums due and payable thereon have been paid when due and each of the Company and the Company Subsidiaries is in compliance in all material respects with the terms and conditions of such Insurance Policies. Since January 1, 2015, neither the Company nor any the Company Subsidiaries has received any written notice regarding any invalidation or cancellation of any Insurance Policy that has not been renewed in the ordinary course without any lapse in coverage. Since January 1, 2015 there has not been any material claim pending under any such Insurance Policy that (i) to the knowledge of the Company, has been denied or disputed by the insurer thereof or (ii) if not paid, would cause a Company Material Adverse Effect.

3.20 Properties and Assets. Except as would not have a Company Material Adverse Effect, (i) the Company or one of the Company Subsidiaries has valid and subsisting ownership interests in all of the material tangible personal property necessary to conduct the Business as now conducted and all of the tangible personal property reflected in the latest balance sheet included in the Company SEC Reports prior to the date hereof as being owned by the Company or one of the Company Subsidiaries or acquired after the date thereof (except tangible personal properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice), free and clear of all Liens, other than Permitted Liens and (ii) the tangible personal property owned by the Company and the Company Subsidiaries is in good operating condition and repair for its continued use as it has been used in the ordinary course of business, subject to reasonable wear and tear.

3.21 Real Property.

(a) Section 3.21(a) of the Company Disclosure Schedule sets forth (i) an accurate and complete list of all real property leased, subleased, or licensed by the Company or any Company Subsidiary that provides for payment by the Company and/or any Company Subsidiary of more than $1,000,000, in the aggregate, in annual base rent (collectively, the “Leased Real Property”), (ii) the address for each Leased Real Property, (iii) the expiration date of the lease underlying each Leased Real Property, (iv) the annual base rent of each Leased Real Property, (v) the name of the lessee(s) and third party lessor(s) thereof, and (vi) the date of the lease contract relating thereto. Except for the Leased Real Property and Owned Real Property, there are no other properties occupied by the Company or any Company Subsidiary that are material to the conduct of business by the Company or any Company Subsidiary. None of the Leased Real Property is subject to any leases, tenancies or occupancies other than that of Company or the Company Subsidiaries. All of the material buildings, fixtures and other improvements located on the Company Leased Real Property are reasonably adequate and suitable for the purpose of conducting the Business as presently conducted.

(b) Section 3.21(b) of the Company Disclosure Schedule sets forth a complete and accurate list of all real property owned by the Company or any Company Subsidiary (“Owned Real Property”). None of the Owned Real Property is subject to any leases, tenancies or occupancies other than that of Company or the Company Subsidiaries. Except as would not have a Company Material Adverse Effect, all of the buildings, fixtures and other improvements located on the Owned Real Property are reasonably adequate and suitable for the purpose of conducting the Business as presently conducted. The Company and each Company Subsidiary, as applicable, has good and marketable title in fee simple and free of any Liens (other than Permitted Liens) to the Owned Real Property. Neither the Company nor any Company Subsidiary has assigned, transferred, conveyed or granted to any other Person any option to purchase, right of pre-emption or right of first refusal affecting its interest in any Owned Real Property.

3.22 Government Contracts.

(a) To the knowledge of the Company, each Material Current Company Government Contract is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms against the Company and the other party or parties thereto, and was awarded in compliance with applicable Law. Neither the Company nor any Company Subsidiary has received written notice that any Material Current Company Government Contract is the subject of protest proceedings.

(b) Except as described in Section 3.22(b) of the Company Disclosure Schedule, the Company and each Company Subsidiary since January 1, 2013 complied in all material respects with (i) the terms and conditions of each Material Current Company Government Contract, including all clauses, provisions and requirements incorporated expressly, by reference or by operation of law therein, and (ii) all Laws applicable to its Material Current Company Government Contracts, including without limitation, the FAR and any applicable agency supplements thereto, the FAR Cost Principles and the Cost Accounting Standards, where and as applicable to each Government Contract. Since January 1, 2013, all representations, certifications and statements executed, acknowledged or submitted by or on behalf of the Company or any Company Subsidiary to a Governmental Entity or any other Person in connection with any Government Contract or Government Bid were, to the knowledge of the Company, current, accurate and complete in all material respects as of their respective effective dates.

(c) With respect to each Material Current Company Government Contract or Government Bid, there is no (i) material outstanding claim against the Company or any Company Subsidiary, (ii) criminal allegation under the False Statements Act (18 U.S.C. § 1001) or the False Claims Act (18 U.S.C. § 287) or comparable state Laws, (iii) civil fraud or criminal allegation or, to the knowledge of the Company, investigation by any Governmental Entity, (iv) request by a Governmental Entity for a material contract price adjustment based on a claimed disallowance by an applicable Governmental Entity or material claim of defective pricing, (v) material claim or request for equitable adjustment by the Company or any Company Subsidiary against a Governmental Entity; (vi) to the knowledge of the Company, material outstanding claims or disputes involving any Governmental Entity, any prime contractor, any higher-tier subcontractor or any third-party, (vii) fact or circumstance that is reasonably likely to give rise to a termination for default, or (viii) written notice received by the Company or any Company Subsidiary terminating any of the Material Current Company Government Contracts to which it is a party for convenience or indicating an intent to terminate any of the Material Current Company Government Contracts for convenience.

(d) Except as described in Section 3.22(d) of the Company Disclosure Schedule, since January 1, 2013, neither the Company, any Company Subsidiary, nor, to the knowledge of the Company, any of their respective personnel (i) has made any disclosure to any Governmental Entity pursuant to any voluntary disclosure agreement or the FAR mandatory disclosure provisions (FAR 9.406-2(b)(1)(vi), 9.407-2(a)(8) & 52.203-13), or (ii) has received credible evidence of a violation of federal criminal Law involving the fraud, conflict of interest, bribery, or gratuity provisions found in Title 18 of the U.S. Code, a violation of the civil False Claims Act, or a significant overpayment, in connection with the award, performance, or closeout of any Government Contract or receiving a Government Contract as a result of a Government Bid.

(e) Except as described in Section 3.22(e) of the Company Disclosure Schedule, since January 1, 2013, neither the Company, any Company Subsidiary nor, to the knowledge of the Company, any of their respective personnel, has been under administrative, civil or criminal investigation, or indictment by any Governmental Entity with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Government Bid, and neither the Company nor any Company Subsidiary has conducted or initiated any internal investigation with respect to any irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid. To the knowledge of the Company, no Governmental Entity has initiated any investigations or asserted any allegations with respect to any Government Contract that could give rise to a claim under the False Claims Act, the Truth in Negotiations Act, or a request for a reduction in the price of any Government Contract.

(f) Since January 1, 2013, neither the Company, any Company Subsidiary, nor, to the knowledge of the Company, any of their respective officers or directors, has been or is now suspended, debarred or proposed for suspension or debarment from government contracting. Additionally, to the knowledge of the Company, there exist no facts or circumstances that are reasonably likely to warrant the institution of suspension or debarment proceedings or ineligibility on the part of the Company, any Company Subsidiary or any of their respective principals.

(g) Except as set forth in Section 3.22(g) of the Company Disclosure Schedule, since January 1, 2013, neither the Company nor any Company Subsidiary has undergone any Defense Contract Audit Agency (“DCAA”) (or other cognizant agency) audit of the Company’s or any Company Subsidiary’s cost practices and cost accounting system that has caused DCAA or other cognizant agency to (i) conclude that the Company or any Company Subsidiary has failed to comply with FAR Part 31 or applicable Cost Accounting Standards and (ii) request the repayment of more than $1,000,000 or require changes to accounting practices that are projected to reduce revenues by $1,000,000 or more in any of the next three fiscal years. The Company and the Company Subsidiaries maintain systems of internal controls (including, but not limited to, cost accounting systems, estimating systems, purchasing systems, and billing systems, and other required business systems) that are in compliance in all material respects with all requirements of the Government Contracts.

(h) Except as described in Section 3.22(h) of the Company Disclosure Schedule, the Company and each Company Subsidiary has since January 1, 2013 complied in all material respects with all applicable requirements relating to the safeguarding of and access to classified information, including those specified in the NISPOM and any applicable agency security requirements, and, to the knowledge of the Company, no facts currently exist which are reasonably likely to give rise to the revocation of any facility security clearance or accreditation of the Company or any Company Subsidiary, or any personnel security clearance of any director, officer, of key management personnel thereof.

3.23 Trade Controls.

(a) The Company, the Company Subsidiaries, and, to the Company’s knowledge, their respective directors, officers, employees, or persons acting on behalf thereof, are and since January 1, 2013 have been in compliance with United States and applicable foreign Laws, regulations, and orders pertaining to trade and economic sanctions, export and import controls, and anti-boycott requirements, including, without limitation, such laws and regulations administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the U.S. Department of Commerce, the U.S. Department of Homeland Security, Her Majesty’s Treasury of the United Kingdom, the United Nations, the European Union, and EU member states (collectively, “Trade Controls”). Since January 1, 2013, there have been no claims, complaints, charges, investigations (to the Company’s knowledge), voluntary disclosures or proceedings under Trade Controls involving the Company or any Company Subsidiary, and to the Company’s knowledge, there are no pending or threatened claims or investigations involving suspect or confirmed violations thereof.

(b) Neither the Company, the Company Subsidiaries, nor their respective directors, officers, employees, or Persons acting on behalf thereof, respectively, is: (1) located, organized, or resident in a country or territory that is or may, from time to time be, the target of comprehensive sanctions by the U.S. government (presently, Cuba, Iran, North Korea, Sudan, Syria, or the Crimea region of Ukraine (collectively, “Sanctioned Areas”)); (2) the target of Trade Controls, including being identified on a U.S. government or applicable foreign restricted parties list, such as OFAC’s Specially Designated Nationals and Blocked Persons List, the Department of State’s Nonproliferation Sanctions List, or the Department of Commerce’s Denied Persons List and Entity List; or (3) owned fifty percent or more, in the aggregate, or otherwise controlled, by any Persons described in clauses (1) or (2) (Persons described in this clause (b), collectively, a “Sanctioned Party”).

(c) Neither the Company, the Company Subsidiaries, nor their respective directors, officers, employees, or Persons acting on behalf thereof, respectively, is engaged, directly or indirectly, in dealings or transactions in or with Sanctioned Areas or Sanctioned Parties in violation of U.S. Trade Controls.

(d) None of the proceeds from this transaction will be used, directly or indirectly, for the benefit of a Sanctioned Area or Sanctioned Party, or otherwise in violation of U.S. Trade Controls.

3.24 Opinions of Financial Advisors.

(a) The Company Board has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) to the effect that, as of the date of such opinion and based on and subject to the various assumptions, qualifications, limitations and other matters set forth therein, the consideration to be received by holders of Company Common Stock (other than holders of shares of Company Preferred Stock and their respective affiliates, which shares will be deemed converted into shares of Company Common Stock in connection with the Merger) in the Merger is fair, from a financial point of view, to such holders.

(b) The Company Board has received the opinion of Credit Suisse Securities (USA) LLC (“Credit Suisse”) to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters considered in connection with rendering such opinion, the consideration to be received by the holders of Company Common Stock (other than holders of shares of Company Preferred Stock and their respective affiliates, which shares will be deemed converted into shares of Company Common Stock in connection with the Merger) in the Merger pursuant to the Agreement is fair, from a financial point of view, to such holders.

3.25 Required Vote. Assuming the accuracy of the representations set forth in Section 4.13, other than the Preferred Stockholder Approval (which has been obtained as of the date hereof), the Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s capital stock necessary to adopt or approve this Agreement, the Merger or any of the other transactions contemplated hereby.

3.26 Brokers. Except for the Company’s obligations to BofA Merrill Lynch and Credit Suisse, neither the Company nor any stockholder, director, officer, employee or affiliate of the Company, has incurred or will incur on behalf of the Company, any brokerage, finders’, financial advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Merger. The Company has made available to Parent accurate and complete copies of all agreements between the Company and each of BofA Merrill Lynch and Credit Suisse pursuant to which either such firm would be entitled to any payment, commission, fees or expenses in connection with the Merger or any other transactions contemplated by this Agreement.

3.27 Related Party Transactions. As of the date of this Agreement, the Company is not a participant in a “transaction” with any “related person” that would be required to be disclosed by the Company under Item 404 of Regulation S-K. For purposes of this Section 3.27, the terms “related person” and “transaction” have the meanings given to such terms in Item 404 of Regulation S-K.

3.28 Information Supplied. The information supplied by the Company in writing expressly for inclusion in the Registration Statement and the Proxy Statement/Prospectus will not (a) in the case of the Registration Statement, at the time the Registration Statement is declared effective under the Securities Act, and (b) in the case of the Proxy Statement/Prospectus, as of the date the Proxy Statement/Prospectus is first mailed to the stockholders of the Company and at the time of any meeting of the Company’s stockholders to be held in connection with the Merger, including the Company Stockholder Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing sentence, the Company makes no representation or warranty with respect to statements made in any of the foregoing documents based on information supplied by Parent or Merger Sub for inclusion therein.

3.29 Customers and Suppliers.

(a) Section 3.29(a) of the Company Disclosure Schedule sets forth a list of the Company Top Customers. Except as would not have a Company Material Adverse Effect, none of the Company or any Company Subsidiary (i) has any outstanding dispute with any Company Top Customer, (ii) has, since January 1, 2015, received any written notice from any Company Top Customer that such Company Top Customer shall not continue, or does not expect to continue, as a customer of the Company or any Company Subsidiary, as applicable, or that such Company Top Customer intends to materially reduce the scale of the business conducted with the Company or any of the Company Subsidiaries, or (iii) has knowledge, as of the date of this Agreement, that any such Company Top Customer is contemplating or been threatened with bankruptcy or insolvency proceedings.

(b) Section 3.29(b) of the Company Disclosure Schedule sets forth a list of the Company Top Suppliers. Except as would not have a Company Material Adverse Effect, none of the Company or any Company Subsidiary (i) has any outstanding dispute with any Company Top Supplier, (ii) has, since January 1, 2015, received any written notice from any Company Top Supplier that such Company Top Supplier shall not continue, or does not expect to continue, as a supplier of the Company or any Company Subsidiary, as applicable, or that such Company Top Supplier intends to materially reduce the scale of the business conducted with the Company or any of the Company Subsidiaries, or (iii) has knowledge, as of the date of this Agreement, that any such Company Top Supplier is contemplating or been threatened with bankruptcy or insolvency proceedings.

3.30 No Other Representations or Warranties. Except for the representations and warranties contained in Article 4, the Company acknowledges that neither Parent nor any of its Subsidiaries nor any Representative of Parent or any of its Subsidiaries makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty by or on behalf of Parent or any of its Subsidiaries.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in (i) the Parent SEC Documents filed with the SEC since January 1, 2015 and publicly available via the SEC’s EDGAR service at least two (2) Business Days prior to the date of this Agreement (including exhibits and other information incorporated by reference therein, but excluding any disclosure contained in such Parent SEC Documents under the heading “Risk Factors”, “Cautionary Note Regarding Forward Looking Statements” or similar heading and other disclosures that are similarly predictive, cautionary or forward looking in nature); provided, that in no event shall any disclosure in any Parent SEC Document qualify or limit the representations and warranties of Parent set forth in Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.5, Section 4.13, Section 4.14, Section 4.15 or Section 4.19, or (ii) the disclosure schedule delivered by Parent and Merger Sub to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”) (with each exception set forth in the Parent Disclosure Schedule being identified by reference to, or grouped under a heading referring to, a specific individual section or subsection of this Agreement and relating only to such section or subsection; provided, however, that a matter disclosed with respect to one representation or warranty shall also be deemed to be disclosed with respect to each other representation or warranty to which the relevance of such matter disclosed is reasonably apparent from the text of such disclosure), Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1 Organization, Qualification, Subsidiaries, etc.

(a) Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(b) Each of the other significant Subsidiaries of Parent (each a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”) is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization. Each of Parent, Merger Sub and the Parent Subsidiaries has all requisite corporate or similar power and corporate or similar authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not have a Parent Material Adverse Effect.

(c) Parent has made available to the Company accurate and complete copies of the currently effective Certificate of Incorporation and Bylaws of Parent and Merger Sub, each as amended to the date hereof (the “Parent Governing Documents”). The Parent Governing Documents are in full force and effect, and Parent, Merger Sub and the Parent Subsidiaries are not in material violation of the Parent Governing Documents.

4.2 Capitalization.

(a) The authorized capital stock of Parent consists of 240,000,000 Parent Shares and 1,000,000 shares of Parent Preferred Stock, par value $1.00 per share (“Parent Preferred Stock”). As of the close of business on July 28, 2017 (the “Parent Capitalization Date”), (i)(A) 120,315,116 Parent Shares were issued and outstanding and (B) no Parent Shares were held in treasury, (ii) no shares of Parent Preferred Stock were issued and outstanding, (iii) 2,604,432 Parent Shares were subject to outstanding options to purchase Parent Shares and (iv) 2,618,300 Parent Shares were subject to outstanding restricted stock units. As of the close of business on July 28, 2017, the fully diluted Parent Shares outstanding is 121,510,732 Parent Shares.

(b) Except as described in Section 4.2(a), there are no options, warrants, calls, conversion rights, stock appreciation rights, redemption rights, repurchase rights or other preemptive or outstanding rights, agreements, arrangements or commitments of any character obligating Parent to issue, acquire or sell any Parent Shares or other Equity Interests of Parent or any securities obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Parent, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(c) There are no outstanding contractual obligations of Parent (i) affecting the voting rights of, (ii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iii) requiring the registration for sale of or (iv) granting any preemptive or antidilutive rights with respect to, any Parent Shares or other Equity Interests in Parent.

(d) All Parent Shares to be issued as part of the Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued, fully paid and non-assessable and free of pre-emptive rights.

4.3 Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement by each of Parent and Merger Sub, as applicable, and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, including the Merger, have been duly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub and no votes are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement, other than the adoption of this Agreement by Parent as the sole stockholder of Merger Sub. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub, and assuming due authorization, execution and delivery by the Company, constitutes the valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

4.4 No Conflict. None of the execution, delivery or performance of this Agreement by Parent or Merger Sub, the consummation by Parent or Merger Sub of the Merger, or any other transaction contemplated by this Agreement, or compliance by Parent or Merger Sub with any of the provisions of this Agreement will (with or without notice or lapse of time, or both): (a) conflict with or violate any provision of the Parent Governing Documents, or the certificate of incorporation or by-laws or similar organizational and governing documents of Merger Sub or any Parent Subsidiary; (b) assuming that all consents, approvals, authorizations and permits described in Section 4.5 have been obtained and all filings and notifications described in Section 4.5 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or Merger Sub or any other Parent Subsidiary or any of their respective properties or assets; or (c) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under, or result in termination or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of Parent, Merger Sub or any Parent Subsidiary pursuant to, any Contract, to which Parent, Merger Sub or any Parent Subsidiary is a party, except, with respect to clauses (b) and (c), for any such conflicts, violations, consents, breaches, losses, defaults, other occurrences or Liens which would not have a Parent Material Adverse Effect.

4.5 Required Filings and Consents. None of the execution, delivery or performance of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the Merger or any other transaction contemplated by this agreement, or compliance by Parent or Merger Sub with any of the provisions of this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) the filing and recordation of the Certificate of Merger as required by the DGCL, (b) compliance with any applicable requirements of the HSR Act and the other applicable Competition Laws of the jurisdictions set forth on Section 3.5 of the Company Disclosure Schedule, (c) compliance with the applicable requirements of the Exchange Act, (d) compliance with the applicable requirements of the Securities Act, (e) compliance with any applicable foreign or state securities or Blue Sky Laws, (f) filings with the SEC as may be required by Parent or Merger Sub in connection with this Agreement and the transactions contemplated hereby and (g) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Entity would not have a Parent Material Adverse Effect.

4.6 SEC Filings; Financial Statements.

(a) Since January 1, 2015, Parent has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, certifications, statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act (such documents and any other documents filed by Parent with the SEC, including any publicly filed supplements, modifications or amendments, collectively, the “Parent SEC Documents”). As of their respective effective dates (in the case of the Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Parent SEC Documents), or in each case, if amended prior to the date hereof, as of the date of the last such amendment, the Parent SEC Documents (i) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations promulgated thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which such statement were made, not misleading. All of the audited consolidated financial statements and unaudited consolidated interim financial statements of Parent and its consolidated Parent Subsidiaries included in the Parent SEC Documents, including the related notes and schedules (collectively, the “Parent Financial Statements”), (A) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end audit adjustments which are not expected to be material individually or in the aggregate), (B) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of Parent and the consolidated Parent Subsidiaries as of the dates and for the periods referred to therein (except as may be expressly indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end audit adjustments which are not expected to be material individually or in the aggregate) and (C) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing.

(b) Neither Parent nor any Parent Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any Parent Subsidiary in its published financial statements or other Parent SEC Documents.

(c) Without limiting the generality of Section 4.6(a), (i) Ernst & Young LLP has not resigned or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreement with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, (ii) since January 1, 2015, none of the Parent nor, to the knowledge of the Parent, any director of officer of the Parent, has formally received any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Parent or its internal accounting controls, including any material complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices, (iii) no executive officer of Parent has failed in any respect to make, without qualification, the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any form, report or schedule filed by Parent with the SEC since the enactment of the Sarbanes-Oxley Act and (iv) no enforcement action has been initiated or, to the knowledge of Parent, threatened against Parent by the SEC relating to disclosures contained in any Parent SEC Document.

4.7 Internal Controls. Parent maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rule 13a-15 and 15d-15 under the Exchange Act and reasonably sufficient to provide reasonable assurances that (a) transactions are executed only in accordance with management’s general or specific authorizations, (b) access to assets of Parent is permitted only in accordance with management’s general or specific authorization and (c) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Parent’s internal controls over financial reporting have been designed to provide reasonable assurance regarding the reliability of the Parent’s consolidated financial reporting and the preparation of the Parent consolidated financial statements for external purposes in accordance with GAAP. Parent has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as required by Rules 13a-15 and 15d-15 of the Exchange Act and that provide reasonable assurance that all material information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure to enable the chief executive officer and chief financial officer of the Parent to make the required certifications under the Exchange Act with respect to such report. Neither the Parent, the audit committee of the Parent Board, nor, to the knowledge of Parent, the Parent auditors, is aware of or has received notification of (A) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting of the Parent or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. Parent has not made, or been required to make, any such disclosures to Parent’s auditors.

4.8 Compliance With Law.

(a) Except where such non-compliance would not have a Parent Material Adverse Effect: (i) Parent and each Parent Subsidiary is in compliance and since January 1, 2015 has been in compliance with all Laws and Orders applicable to Parent or any Parent Subsidiary or any assets owned or used by Parent or any Parent Subsidiary, and (ii) neither Parent nor any Parent Subsidiary has received any written communication since January 1, 2015 from a Governmental Entity that alleges that Parent or any Parent Subsidiary is not in compliance with any such Law or Order.

(b) Except as would not have a Parent Material Adverse Effect, since January 1, 2015, none of Parent, the Parent Subsidiaries, or, to Parent’s knowledge, any Representatives acting on their behalf, have, directly or indirectly, corruptly offered, promised, paid, authorized or given money or anything of value to any Government Official, for the purpose of: (i) influencing any act or decision of any Government Official; (ii) inducing any Government Official to do or omit to do an act in violation of a lawful duty; (iii) securing any improper business advantage; (iv) inducing any Government Official to influence the act or decision of a Governmental Entity; or (v) for any other corrupt, improper, or illegal purpose, each in order to obtain or retain business for Parent or the Parent Subsidiaries in violation of applicable Anti-Corruption Laws.

4.9 Absence of Certain Changes or Events. Since April 1, 2017 until the date of this Agreement, there has not occurred, arisen or come into existence any fact, change, event, development or circumstance, or any worsening thereof, which would have a Parent Material Adverse Effect.

4.10 Litigation.

(a) There is no Proceeding pending or, to the knowledge of Parent, threatened against Parent or Merger Sub that would have a Parent Material Adverse Effect.

(b) Neither Parent nor Merger Sub is subject to any outstanding Order that would have a Parent Material Adverse Effect.

4.11 Information Supplied. The information expressly supplied in writing by Parent and Merger Sub for inclusion in the Registration Statement and the Proxy Statement/Prospectus will not (a) in the case of the Registration Statement, at the time the Registration Statement is declared effective under the Securities Act, and (b) in the case of the Proxy Statement/Prospectus, as of the date the Proxy Statement/Prospectus is first mailed to the stockholders of the Company and at the time of any meeting of the Company’s stockholders to be held in connection with the Merger, including the Company Stockholder Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing sentence, Parent and Merger Sub make no representation or warranty with respect to statements made in any of the foregoing documents based on information supplied by the Company for inclusion therein.

4.12 Government Contracts.

(a) Except as would not have a Parent Material Adverse Effect, each Material Current Parent Government Contract was legally awarded to Parent or a Parent Subsidiary, as applicable.

(b) Except as would not have a Parent Material Adverse Effect, (i) neither Parent nor any Parent Subsidiary is in material breach or default of any Material Current Parent Government Contract; and (ii) there are no outstanding material disputes between Parent or any Parent Subsidiary, on the one hand, and any Governmental Entity, prime contractor, or subcontractor, on the other hand, arising under any Material Current Parent Government Contract.

(c) Except as would not have a Parent Material Adverse Effect, since January 1, 2015 (i) neither Parent nor any Parent Subsidiary nor any of their respective current directors or current officers has been suspended or debarred, or proposed for debarment or suspension from government contracting; (ii) neither Parent nor any Parent Subsidiary has received any written notice of termination for default, cure notice, or show cause notice that remains unresolved and pertains to any Material Current Parent Government Contract; and (iii) neither Parent nor any Parent Subsidiary has made any voluntary or mandatory disclosure to any Governmental Entity with respect to any irregularity, misstatement, significant overpayment, or violation of law arising under or relating to any Material Current Parent Government Contract.

4.13 Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries owns (beneficially or otherwise) any Shares or other Equity Interests in the Company or any options, warrants or other rights to acquire Company Common Stock or other Equity Interests in the Company (or any other economic interest through derivative securities or otherwise in the Company). Neither Parent, Merger Sub nor any of their respective “affiliates” or “associates” (as each term is defined in Section 203 of the DGCL) is, or at any time during the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

4.14 No Required Vote. No vote of the holders of any Equity Interest in Parent is required for Parent to consummate the transactions contemplated by this Agreement.

4.15 Financial Capability. Parent has delivered to the Company a true and complete copy of each of the executed Debt Commitment Letters, and the Debt Fee Letters (redacted to delete the economic and “market flex”

provisions of the Debt Fee Letters). Assuming (x) that the parties to the Debt Commitment Letters (other than the Parent and Merger Sub) perform their obligations in accordance with the terms thereof and (y) that the conditions set forth in Section 6.2(a) will be satisfied at the Closing, Parent and Merger Sub shall have at the Closing sufficient cash, available lines of credit or other sources of immediately available funds to make payment of all amounts to be paid by them hereunder on and after the Closing Date. The Debt Commitment Letters have not been amended or modified in any manner prior to the date of this Agreement (provided that the existence or exercise of “market flex” provisions contained in the Debt Fee Letters shall not be deemed to constitute an amendment or modification of the Debt Commitment Letters). Neither Parent nor any of its Affiliates has entered into any agreement, side letter or other commitment or arrangement relating to the financing of the transactions contemplated by this Agreement, other than as set forth in the Debt Commitment Letters and the Debt Fee Letters. Assuming (x) that the parties to the Debt Commitment Letters (other than the Parent and Merger Sub) perform their obligations in accordance with the terms thereof and (y) that the conditions set forth in Section 6.2(a) will be satisfied at the Closing, the proceeds of the Debt Financing (both before and after giving effect to the exercise of any or all “market flex” provisions contained in the Debt Fee Letters), together with cash, available lines of credit or other sources of immediately available funds, will be sufficient to consummate the transactions contemplated hereby, including the payment of the aggregate cash to be paid as Merger Consideration and the aggregate Company Accelerated Equity Award Payments to which holders of Shares and Company Accelerated Equity Awards will be entitled pursuant to this Agreement and the repayment of the indebtedness contemplated by Sections 5.17(a) and 5.17(b). As of the date hereof, the commitments contained in the Debt Commitment Letters have not been withdrawn or rescinded in any respect. As of the date hereof, the Debt Commitment Letters are in full force and effect and represent a valid, binding and enforceable obligation of Parent and, to the knowledge of Parent, each other party thereto, subject only to (i) the satisfaction or waiver of the Financing Conditions and (ii) the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors. Parent has fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement in connection with the Debt Financing. No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default that could reasonably be expected to result in a failure to satisfy a Financing Condition on the part of Parent or a breach or default by any other party thereto under any term of the Debt Commitment Letters. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing, other than the Financing Conditions. Assuming the condition set forth in Section 6.2(a) regarding the representations and warranties of the Company contained in this Agreement and the condition set forth in Section 6.2(b) regarding the Company’s performance and compliance with all covenants and obligations under this Agreement required to be performed and complied with by it are satisfied on the Closing Date, Parent has no reason to believe that (i) any of the Financing Conditions will not be satisfied or (ii) the Debt Financing will not be made available to Parent on the Closing Date. Parent understands and acknowledges that under the terms of this Agreement, the obligations of Parent and Merger Sub to consummate the Merger are not in any way contingent upon or otherwise subject to the consummation by Parent or Merger Sub of any financing arrangements, the obtaining by Parent or Merger Sub of any financing or the availability, grant, provision or extension of any financing to Parent or Merger Sub.

4.16 Ownership of Merger Sub; No Prior Activities.

(a) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.

(b) Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, Merger Sub has not and will not prior to the Closing Date have incurred, directly or indirectly, through any Subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

4.17 Management Arrangements. As of the date hereof, other than the Support Agreement and except as previously disclosed to the Company, none of Parent or Merger Sub, or their respective executive officers, directors or affiliates, has entered into any agreement, arrangement or understanding with any of the executive officers, directors or Affiliates of the Company that is currently in effect or would become effective in the future (upon consummation of the Merger or otherwise) and that would be required to be disclosed under Item 1005(d) of Regulation M-A under the Exchange Act.

4.18 Brokers. Except for Parent’s obligations to Morgan Stanley & Co. LLC and Perella Weinberg Partners LP, neither Parent, Merger Sub nor any of their respective stockholders, directors, officers, employees or affiliates, has incurred or will incur on behalf of Parent, Merger Sub or any Parent Subsidiary, any brokerage, finders’, financial advisory or similar fee in connection with the transactions contemplated by this Agreement.

4.19 No Other Representations or Warranties. Except for the representations and warranties contained in Article 3, Parent and Merger Sub acknowledge that neither the Company nor any of the Company Subsidiaries nor any Representative of the Company or any of its Subsidiaries makes, and Parent and Merger Sub acknowledge that they have not relied upon or otherwise been induced by, any other express or implied representation or warranty by or on behalf of the Company or any of its Subsidiaries.

ARTICLE 5

COVENANTS

5.1 Conduct of Business by the Company Pending the Closing. The Company covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, except as set forth in Section 5.1 of the Company Disclosure Schedule, as required by any other provision of this Agreement or as required by applicable Law, unless Parent will otherwise agree in writing (which agreement will not be unreasonably withheld, delayed or conditioned), the Company will and will cause each Company Subsidiary to conduct its operations in the ordinary course of business consistent with past practice and use commercially reasonable efforts to (i) preserve substantially intact its business organization and (ii) maintain and preserve its assets, properties and positive material business relationships (including employees). Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.1 of the Company Disclosure Schedule, as required by any other provision of this Agreement or as required by applicable Law, the Company will not and will cause each Company Subsidiary not to (unless required by applicable Law), between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Parent (which consent will not be unreasonably withheld, delayed or conditioned):

(a) amend the Company Charter or Company Bylaws or equivalent documents of any Company Subsidiary (other than routine amendments to the organizational documents of any Company Subsidiary in the ordinary course of business consistent with past practice which are not reasonably likely to result in any adverse impact to Parent in any material respect);

(b) issue, deliver, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other Equity Interests in, the Company or any Company Subsidiary of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including, without limitation, any such interest represented by Contract right), of the Company or any Company Subsidiary, other than (i) the issuance of Shares upon the vesting, settlement or the exercise of Company Accelerated Equity Awards outstanding as of the date hereof in accordance with their terms, (ii) transactions between the Company and a wholly-owned Company Subsidiary or between wholly-owned Company Subsidiaries or (iii) the issuance of shares of Company Common Stock upon the conversion of shares of Company Preferred Stock in accordance with the Company Charter and Company Bylaws;

(c) sell, pledge, dispose of, transfer, lease, license or encumber any material property or assets of the Company or the Company Subsidiaries (other than non-exclusive grants of Intellectual Property Rights in the ordinary course of business) except pursuant to (i) any Company Material Contract in effect as of the date of this Agreement or (ii) any non-Company Material Contract, in effect as of the date of this Agreement and which sale, pledge, disposition, transfer, lease, license or encumbrance is individually not in excess of $10,000,000, or in the aggregate not in excess of $20,000,000;

(d) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or Equity Interests (except as between the Company and its Subsidiaries or between the Company Subsidiaries) or enter into any agreement with respect to its capital stock or Equity Interests (except as between the Company and its Subsidiaries or between the Company Subsidiaries);

(e) reclassify, adjust, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other Equity Interests, or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other Equity Interests;

(f) merge or consolidate with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization or file a petition in bankruptcy or consent to the filing of any bankruptcy petition under any applicable Law;

(g) directly or indirectly, acquire (including, without limitation, by merger, consolidation, acquisition of assets or acquisition of stock) any interest in any business, division, organization or any Person (or any material portion of the assets thereof), other than (i) as required pursuant to the terms of any existing Company Material Contract to which the Company or any Company Subsidiary is a party or (ii) as required pursuant to the terms of any existing non-Company Material Contract, and which acquisition is individually not in excess of $10,000,000, or in the aggregate not in excess of $20,000,000;

(h) enter into any new line of business that is material to the Company;

(i) directly or indirectly, incur, assume or guarantee any indebtedness for borrowed money or issue or sell any debt securities (or rights to acquire debt securities) or assume, guarantee or endorse, or otherwise become responsible for the obligations of any Person for borrowed money, in each case other than (A) any indebtedness for borrowed money incurred by the Company or any Company Subsidiary pursuant to the Existing Credit Facilities in the ordinary course of business consistent with past practice or (B) any indebtedness for borrowed money (or any guarantee of such indebtedness) solely between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries which indebtedness is incurred in compliance with this clause (i); except that any loan from the Company or any Company Subsidiary located in the United States to any Company Subsidiary located outside of the United States shall be limited to $10,000,000 in the aggregate;

(j) make any loans, guarantees, advances or capital contributions to, or investments in, any other Person in excess of $5,000,000 in the aggregate, other than (A) immaterial loans or advances to employees or independent contractors in the ordinary course of business consistent with past practice, (B) without prejudice to Section 5.1(i), loans solely between the Company and its wholly-owned Subsidiaries or between the Company’s wholly-owned Subsidiaries, (C) without prejudice to Section 5.1(i), (i) as required pursuant to the terms of any existing Company Material Contract to which the Company or any Company Subsidiary is a party (or any Company Material Contract entered into after the date of this Agreement by the Company or any Company Subsidiary in compliance with the terms of this Agreement) or (ii) as required pursuant to the terms of any existing non-Company Material Contract, in effect as of the date of this Agreement and which loan, guarantee, advance or capital contribution is individually not in excess of $10,000,000, or in the aggregate not in excess of $20,000,000 and (D) extended payment terms for customers in the ordinary course of business consistent with past practice;

(k) terminate, cancel, modify or amend any Company Material Contract, or cancel, modify, amend, release, assign or waive any rights or claims under any Company Material Contract, or enter into or amend any Contract that, if existing on the date hereof, would be a Company Material Contract, in each case other than in the ordinary course of business consistent with past practice;

(l) make or authorize any capital expenditure in excess of the Company’s capital expenditure budget set forth on Section 5.1(l) of the Company Disclosure Schedule, other than capital expenditures that are not, in the aggregate, in excess of $5,000,000;

(m) except to the extent required by (i) applicable Law, (ii) the existing terms of any Company Benefit Plan, Foreign Benefit Plan or Company CBA, (iii) this Agreement or (iv) contractual commitments with respect to severance or termination pay in existence on the date of this Agreement: (A) increase the compensation or benefits payable or to become payable to any director, officer, employee or other service provider of the Company or any Company Subsidiary (except, in the case of individuals who are not officers or directors, for increases in connection with promotions or periodic reviews in the ordinary course of business consistent with past practice), (B) grant any additional rights to severance or termination pay to, or enter into any severance agreement with, any director, officer employee or other service provider of the Company or any Company Subsidiary (except, in the case of individuals who are not officers or directors, such grants for severance or termination pay to a new hire employee or in connection with promotions in the ordinary course of business consistent with past practice), (C) or establish, adopt, enter into or amend any collective bargaining, welfare, fringe benefit, incentive compensation, equity compensation, bonus, profit sharing, thrift, pension, retirement, deferred compensation, termination or severance plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer, employee or other service provider of the Company or any Company Subsidiary (except, (x) in the case of group health or medical coverage subject to annual review in the ordinary course of business consistent with past practice, actions that would not increase the cost of such group health or medical coverage plan by more than 5% or result in an employer/employee cost sharing arrangement that is more favorable to the employee than is the case as of the date hereof, (y) in the case of collective bargaining agreements, amendments in the ordinary course of business that are not material to the Company and the Company Subsidiaries, taken as a whole, and (z) for awards in cash in lieu of (A) stock option awards or cash incentives that, but for this Agreement, would otherwise be granted to newly hired employees and (B) restricted stock unit awards or cash incentives that, but for this Agreement, would otherwise be granted to employees who are not officers in accordance with Company policies and practices for purposes of retention with a payout period of no more than one (1) year, with an aggregate cash award amount under sub clauses (A) and (B) of no more than $1,000,000), (D) terminate any Company Benefit Plan or Foreign Benefit Plan (except as contemplated by this Agreement);

(n) hire or appoint any Company executive officer (as defined by Rule 3b-7 promulgated under the Exchange Act) or director;

(o) forgive any loans to Service Providers or any of their respective affiliates;

(p) make any change in accounting policies, practices, principles, methods or procedures or payment or collection of accounts, other than as required by GAAP or by applicable Law;

(q) waive, release, assign, commence, compromise, settle or agree to settle any Proceeding (including any Proceeding relating to this Agreement or the transactions contemplated hereby) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages (net of any payments or proceeds received through insurance or indemnity arrangements) not in excess of $5,000,000 individually or $10,000,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, the Company, any Company Subsidiary or any of their respective directors, officers, employees or agents;

(r) (i) make or change any material Tax election, (ii) adopt or change any material Tax accounting method, (iii) file any material amendment to a Tax Return, (iv) enter into any closing agreement with a Governmental Entity with respect to Taxes, (v) settle or compromise any claim or assessment in respect of material Taxes, (vi) consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of Taxes, or (vii) enter into any material Tax sharing or similar agreement;

(s) terminate or modify in any material respect any Insurance Policy, or fail to maintain any Insurance Policy with at least substantially the same coverage and on terms and conditions not less advantageous to the insured than such existing Insurance Policy;

(t) write up, write down or write off the book value of any tangible assets, in the aggregate, in excess of $5,000,000, except for depreciation and amortization in accordance with GAAP consistently applied; or

(u) engage in any transactions, arrangements or understandings with any Affiliate or other Person that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(v) enter into any contract, make any commitment or take any action that requires consent of Apollo Global Management, LLC or any of its affiliates pursuant to Section 3.2(g) of the Preferred Certificate of Designation;

(w) authorize or enter into any Contract or otherwise make any commitment, in each case to do any of the foregoing in clauses (a) through (v).

5.2 Conduct of Business by Parent Pending the Closing. Parent agrees that between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, except as set forth in Section 5.2 of the Parent Disclosure Schedule, as specifically permitted by any other provision of this Agreement, as required by applicable Law or as consented to in writing by the Company (which consent will not be unreasonably withheld, delayed or conditioned), Parent shall not:

(a) amend the Parent Governing Documents in any manner that would reasonably be expected to materially delay, impede or prevent the consummation of the transactions contemplated by this Agreement or amends the terms of the Parent Shares in any manner that would reasonably be expected to be adverse in any material respect to holders of Shares;

(b) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock, other than the quarterly dividend set forth on Section 5.2(b) of the Parent Disclosure Schedule and any share repurchases pursuant to the share repurchases program approved by the board of directors of Parent on July 23, 2015;

(c) reclassify, combine, split, subdivide or amend the terms of, directly or indirectly, any of its capital stock or other Equity Interests, or authorize or propose the issuance of any other securities in lieu of or in substitution for shares of its capital stock or other Equity Interests;

(d) merge or consolidate Parent with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent; or

(e) agree, in writing or otherwise, to take any of the foregoing actions.

5.3 Access to Information; Confidentiality.

(a) Except as (i) would result in the loss or waiver of any attorney-client, work product or other applicable privilege (provided that the Company shall use commercially reasonable efforts to allow for such access or disclosure to the maximum extent that does not result in the loss or waiver of any applicable privilege), or (ii) would violate applicable Law (provided that the Company shall use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of applicable Law), from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company will, and will cause each Company Subsidiary and each of their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives, (collectively, “Representatives” and, with respect to the Company and the Company Subsidiaries, the “Company Representatives”) to: (A) provide to Parent and Merger Sub and their respective Representatives (the “Parent Representatives”) and to the Financing Sources through their respective officers, employees and Representatives, reasonable access at reasonable times during normal operating hours upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its Subsidiaries and to the books and records thereof and (B) furnish promptly such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Company and the Company Subsidiaries as Parent or the Parent Representatives or any of the Financing Sources may reasonably request; provided, that no investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty made by the Company herein or any of the conditions to the obligations of the parties hereto under this Agreement; provided, further, that any investigation pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the Company. The information referred to in the previous sentence shall be subject to the Confidentiality Agreement, dated May 9, 2017, as amended, by and between the Company and Parent (the “Confidentiality Agreement”).

(b) Nothing contained in this Agreement will give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

5.4 No-Shop; Acquisition Proposals.

(a) Except as otherwise permitted by this Section 5.4, the Company will, and will cause each Company Subsidiary and each of their respective officers, directors and employees to, and the Company will use its reasonable best efforts to cause the other Company Representatives to:

i. (A) immediately cease and cause to be terminated any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to any Acquisition Proposal, and (B) immediately terminate access to any data room established for Project All-Star or other access to data of the Company, in each case relating to or in connection with, any potential Acquisition Proposal and instruct each Person that has previously executed a confidentiality agreement in connection with such Person’s consideration of an Acquisition Proposal to return to the Company or destroy any non-public information previously furnished to such Person or to any Person’s Representatives by or on behalf of the Company; and

ii. not, directly or indirectly: (A) solicit, initiate, seek or knowingly encourage or facilitate or take any action to solicit, initiate or seek or knowingly encourage or facilitate any inquiry, expression of interest, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal, (B) enter into, participate in, maintain or continue any discussions or negotiations relating to, any Acquisition Proposal with any Person other than Parent or Merger Sub, or their respective Representatives, (C) furnish (including access through any data room) to any Person other than Parent or Merger Sub any non-public information that the Company believes or should reasonably expect would be used for the purposes of formulating any Acquisition Proposal, (D) enter into any agreement, letter of intent, memorandum of understanding, agreement in principle or

Contract providing for or otherwise relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with the terms of this Agreement) (each, an “Alternative Acquisition Agreement”), (E) submit any Acquisition Proposal or any matter related thereto to the vote of the stockholders of the Company, or (F) resolve or agree to do any of the foregoing; provided, that, notwithstanding anything to the contrary in this Section 5.4, if the Company receives any inquiry, expression of interest, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal from any third party, the Company may inform such third party that the Company is contractually prohibited from engaging in discussions with, or otherwise responding to, such third party in response thereto.

(b) From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company will promptly (and in any event within 48 hours) (i) notify Parent in writing in the event that the Company receives an Acquisition Proposal or any inquiry, expression of interest, proposal, offer or request for information that could reasonably be expected to result in an Acquisition Proposal and (ii) provide Parent with a written description of the terms and conditions of any Acquisition Proposal (including any change, amendment or modification thereto) that is received by the Company or any Company Representative from any Person (other than Parent or Merger Sub), including the identity of the third party making any such Acquisition Proposal and copies of all documentation related thereto (including copies of any proposed Alternative Acquisition Agreements and any related financing commitments).

(c) Notwithstanding anything to the contrary contained in Section 5.4(a), if at any time on or after the date of this Agreement until the earliest of the Effective Time, the termination of this Agreement in accordance with its terms and the time the Company Stockholder Approval is obtained, (i) the Company has received a bona fide written Acquisition Proposal from a third party, (ii) such Acquisition Proposal was not solicited, initiated, encouraged, facilitated or otherwise obtained in breach, in any material respect, of the provisions of this Agreement, (iii) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (iv) after consultation with the Company’s outside legal counsel, the Company Board determines in good faith that the failure to take such actions would reasonably be expected to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, then the Company may take the following actions: (A) furnish information with respect to the Company to the Person making such Acquisition Proposal pursuant to one or more Acceptable Confidentiality Agreements and/or (B) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided, that (i) the Company will substantially concurrently provide to Parent any information concerning the Company provided to such other Person which was not previously provided to Parent or the Parent Representatives and (ii) the Company shall give Parent written notice of such determination promptly after the Company Board makes such determination and in any event prior to furnishing any such information or engaging in such negotiations or discussions.

(d) Subject to Section 5.4(e) and Section 5.4(f), from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, neither the Company Board nor any committee thereof will, directly or indirectly, (i) withhold, withdraw, amend, modify or qualify (or publicly propose to withhold, withdraw, amend, qualify or modify) the Company Board Recommendation or any other approval, recommendation or declaration of advisability by the Company Board or any such committee of this Agreement, the Merger or any of the other transactions contemplated hereby, (ii) approve, recommend, endorse or otherwise declare advisable (or publicly propose to approve, recommend, endorse or otherwise declare advisable) any Acquisition Proposal, (iii) submit any Acquisition Proposal or any matter related thereto to the vote of the stockholders of the Company, (iv) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus, (v) following the public announcement of any Acquisition Proposal (other than by the commencement of a tender offer or exchange offer), fail to issue a public press release within five (5) Business Days of such public announcement that the Company Board recommends rejection of such Acquisition Proposal and expressly reaffirming the Company Board Recommendation, (vi) following the commencement of a tender offer or exchange offer by a third party for equity securities of the Company, fail to recommend against acceptance by the Company’s stockholders of such tender offer or exchange offer (including for these purposes, by taking any position contemplated by Rule 14e-2 under the Exchange Act other than recommending rejection of such tender offer or exchange offer) within ten (10) Business Days of such commencement or (vii) announce its intention, authorize, commit, resolve or agree to take any such foregoing actions (each such action set forth in clauses (i) through (vii) being referred to as a “Change of Board Recommendation”).

(e) Notwithstanding anything to the contrary contained in this Section 5.4, if (i) the Company has received a bona fide written Acquisition Proposal from a third party that was not solicited, initiated, encouraged, facilitated or otherwise obtained in breach, in any material respect, of the provisions of this Agreement and that the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, constitutes a Superior Proposal, after giving effect to all of the adjustments to the terms and conditions of this Agreement that have been proposed to the Company by Parent in writing during the Notice Period provided pursuant to this Section 5.4(e) and (ii) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, that a failure to make a Change of Board Recommendation and/or terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal would reasonably be expected to violate the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law, then, prior to the time (but not after) the Company Stockholder Approval is obtained, the Company Board may take the following actions: (y) effect a Change of Board Recommendation with respect to such Superior Proposal or (z) terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Company may not terminate this Agreement pursuant to the foregoing clause (z), and any purported termination pursuant to the foregoing clause (z) will be void and of no force or effect, unless and until the Company complies with the requirements of Section 7.1(d) and pays the Breakup Fee in accordance with Section 7.2(b); and provided, further, that the Company Board may not effect a Change of Board Recommendation pursuant to the foregoing clause (y) or terminate this Agreement pursuant to the foregoing clause (z) unless:

i. the Company has provided prior written notice to Parent, at least four (4) Business Days in advance (the “Notice Period”), of the Company’s intention to take such action with respect to such Superior Proposal (it being understood that the delivery of such notice and any amendment or update thereto and the determination to so deliver such notice, update or amendment will not, by itself, constitute a Change of Board Recommendation or otherwise give rise to a Triggering Event), which notice will specify the terms and conditions of such Superior Proposal (including the identity of the party making such Superior Proposal), and the Company has contemporaneously provided a copy of all material documents related to such Superior Proposal, including the relevant proposed transaction agreements with the party making such Superior Proposal, including any definitive agreement with respect to such Superior Proposal and any related financing commitments; and

ii. the Company has, and has caused the Company Representatives to, during the Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal. In the event of any material revisions to the price, financing or other material terms of the Superior Proposal, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.4(e) with respect to such new written notice; provided that references to the four (4) Business Day period above shall be deemed to be references to a three (3) Business Day period.

(f) Notwithstanding anything to the contrary contained herein, prior to the time (but not after) the Company Stockholder Approval is obtained, solely in response to an Intervening Event, the Company Board may make a Change of Board Recommendation for a reason unrelated to an Acquisition Proposal (it being understood and agreed that any Change of Board Recommendation proposed to be made in relation to an Acquisition Proposal may only be made pursuant to and in accordance with the terms of Section 5.4(e)) if the Company Board has determined in good faith, after consultation with the Company’s outside legal counsel and financial advisors, that, in light of an Intervening Event and taking into account the results of any negotiations with Parent as contemplated by subsection (ii) below and any offer from Parent contemplated by subsection (iii) below, that the failure to make a Change of Board Recommendation would reasonably be expected to violate the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law; provided, however, that the Company Board may not effect a Change of Board Recommendation pursuant to the foregoing unless:

i. the Company shall have provided prior written notice to Parent, at least five (5) Business Days in advance (the “Intervening Event Notice Period”), of the Company’s intention to make a Change of Board Recommendation (it being understood that the delivery of such notice and any amendment or update thereto and the determination to so deliver such notice, update or amendment shall not, by itself, constitute a Change of Board Recommendation or otherwise give rise to a Triggering Event), which notice shall (A) specify in detail the Company Board’s reason for proposing to effect such Change of Board Recommendation (including a description of such Intervening Event in reasonable detail) and (B) include all material documentation related to the Intervening Event;

ii. prior to effecting such Change of Board Recommendation, the Company shall, and shall cause the Company Representatives to, during the Intervening Event Notice Period negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement in such a manner that would obviate the need for the Company Board to effect such Change of Board Recommendation; and

iii. Parent shall not have, within the Intervening Event Notice Period, proposed in writing to modify the terms and conditions of this Agreement in a manner that the Company Board has in good faith determined (after consultation with the Company’s outside legal counsel and financial advisors) would obviate the need for the Company Board to effect such Change of Board Recommendation.

(g) Nothing contained in this Agreement shall prohibit the Company (i) from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company that the Company Board determines to make in good faith (after consultation with the Company’s outside counsel) in order to fulfill its fiduciary duties under, or in order to otherwise comply with, applicable Law, in each case, so long as any such disclosure (A) includes the Company Board Recommendation, without any modification thereof and (B) does not contain a Change of Board Recommendation; provided, further, that no Change of Board Recommendation may be made except in accordance with the terms of Section 5.4(e) and Section 5.4(f).

5.5 Registration Statement; Proxy Statement/Prospectus; Stockholder Approval.

(a) As promptly as reasonably practicable following the date of this Agreement, the Company and Parent shall jointly prepare and file with the SEC the Registration Statement, which will include the Proxy Statement/Prospectus. Each of Parent and the Company will use their respective reasonable best efforts to (i) cause the Registration Statement and the Proxy Statement/Prospectus, when filed, to comply in all material respects with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC or its staff concerning the Registration Statement and the Proxy Statement/Prospectus, (iii) have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and (iv) keep the Registration Statement effective for so long as necessary to complete the Merger. No filing of, or amendment or supplement to, the Registration Statement or the Proxy Statement/Prospectus, or response to SEC comments with respect thereto, will be made by Parent or the Company, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other party a reasonable opportunity to review and comment thereon. The Company will cause the Proxy Statement/Prospectus to be mailed to its stockholders as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act (but in no event earlier than the record date set by the Company for the Company Stockholder Meeting). Parent or the Company, as applicable, will promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Registration Statement or the Proxy Statement/Prospectus, and will, as promptly as practicable after receipt thereof, provide the other with copies of all material correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Registration Statement or the Proxy Statement/Prospectus received from the SEC and advise the other on any oral comments with respect to the Registration Statement or the Proxy Statement/Prospectus received from the SEC. Parent will advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Registration Statement and the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Shares issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent and the Company will use their respective reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent and the Company will also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or Blue Sky Laws and the rules and regulations thereunder in connection with the Merger, and the Company will use its reasonable best efforts to furnish all information concerning the Company and the holders of the Shares as Parent may reasonably request in connection with any such actions. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and each of Parent and the Company shall use its reasonable best efforts to cause an appropriate amendment or supplement describing such information to be promptly filed with the SEC and, to the extent required by law, disseminated to the Company stockholders.

(b) The Company shall duly call, establish a record date for, give notice of and hold a meeting of its stockholders (the “Company Stockholder Meeting”) as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act for the purpose of voting on the adoption of this Agreement. The Company shall not, without the consent of Parent, adjourn or postpone, cancel, recess or reschedule, the Company Stockholder Meeting; provided, that the Company may, without the consent of (but after consultation with) Parent, adjourn or postpone the Company Stockholder Meeting (A) if, as of the time for which the Company Stockholder Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus), there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting, (B) if the failure to adjourn or postpone the Company Stockholder Meeting would reasonably be expected to be a violation of applicable Law or for the distribution of any required supplement or amendment to the Proxy Statement/Prospectus or (C) to solicit additional proxies if the Company reasonably determines that it is advisable or necessary to do so in order to obtain the Company Stockholder Approval. Except to the extent that the Company Board shall have effected a Change of Board Recommendation, the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval and shall include in the Proxy Statement/Prospectus the Company Board Recommendation.

(c) Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting this Agreement.

5.6 Appropriate Action; Consents; Filings.

(a) Subject to the terms of this Agreement (including Section 5.6(b)), the Company and Parent will use their respective reasonable best efforts to (i) take, or cause to be taken, appropriate action and do, or cause to be done, those things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, (ii) obtain from any

Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity (including, without limitation, those in connection with the HSR Act and any other applicable Competition Laws), and (iii) submit any filings or notifications to the U.S. Department of State’s Directorate of Defense Trade Controls required under Section 122.4 of the International Traffic in Arms Regulations, in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated herein, including the Merger; provided, that the Company and Parent will cooperate with each other in connection with (x) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, in connection with the consummation of the Merger and (y) seeking any such actions, consents, approvals or waivers or making any such filings; provided, further, that notwithstanding the foregoing, no party shall be required to waive any right or remedy under this Agreement. The Company and Parent will furnish to each other all information reasonably required or requested in connection with any application or other filing under the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement. The Company and Parent will use their respective commercially reasonable efforts to give (or will cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their commercially reasonable efforts to obtain any third-party consents (i) necessary, proper or advisable to consummate the transactions contemplated by this Agreement or (ii) required to be disclosed in Section 3.5 or Section 4.5 of the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable.

(b) In furtherance and not in limitation of Section 5.6(a), and subject to the remainder of this Section 5.6(b), each party hereto agrees to make any appropriate filings, if necessary or advisable, pursuant to the HSR Act or the other applicable Competition Laws of the jurisdictions set forth on Section 3.5 of the Company Disclosure Schedule with respect to the Merger as promptly as practicable, and in any event within ten (10) Business Days of the date of this Agreement with respect to filings under the HSR Act (unless otherwise mutually agreed between the parties). Each of Parent, Merger Sub and the Company will (i) cooperate and coordinate with the other in the making of any filings or submissions that are required to be made under any applicable Laws or requested to be made by any Governmental Entity in connection with the transactions contemplated by this Agreement, (ii) supply the other or its outside counsel with any information that may be required or requested by any Governmental Entity in connection with such filings or submissions, (iii) supply any additional information that may be required or requested by the Federal Trade Commission, the Department of Justice, or other Governmental Entities with which any such filings or submissions are made as promptly as practicable, (iv) use their reasonable best efforts to cause the expiration or termination of the applicable waiting periods under any applicable Laws as soon as reasonably practicable and (v) take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain any consents, licenses, permits, waivers, approvals, authorizations or orders required under or in connection with any applicable Laws or from any Governmental Entity, and to enable all waiting periods under applicable Laws to expire, and to avoid or eliminate each and every impediment under applicable Laws asserted by any Governmental Entity, in each case, to cause the Merger and the other transactions contemplated hereby, to occur as promptly as practicable following the date of this Agreement (and prior to the Outside Date), including but not limited to (A) promptly complying with any requests for additional information (including to certify that such party has “substantially complied” with any request for additional information or documentary material issued by a Governmental Entity under 15 U.S.C. Section 18(a)(e) in conjunction with the transactions contemplated by this Agreement as promptly as practicable) by any Governmental Entity, (B) if necessary to obtain clearance by any Governmental Entity before the Outside Date, but subject to the remainder of this Section 5.6(b) (including the limitations set forth below), offering, negotiating, committing to, taking and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of any business or assets of Parent or its Subsidiaries, or the Company or the Company Subsidiaries, and any other actions that limit the freedom of action with respect to, or the ability to retain, any business or assets of Parent or its Subsidiaries or the Company or the Company Subsidiaries (in each case provided that such action is conditioned on the consummation of the Merger) (all of the foregoing a “Divestiture Action”) and (C) contesting, defending and appealing any lawsuit or other legal proceeding, whether judicial or administrative, threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of any party hereto to consummate the transactions contemplated hereby and taking any and all other actions to prevent the entry, enactment or promulgation thereof. Notwithstanding the foregoing, neither Parent nor any of its Subsidiaries shall be required to, and the Company and the Company Subsidiaries shall not, without the prior written consent of Parent, offer, negotiate, commit to, take or effect any Divestiture Action, if doing so would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of (x) Parent or its Subsidiaries or (y) the Company or the Company Subsidiaries (in each case of (x) and (y), as measured on a scale relative to the Company and the Company Subsidiaries, taken as a whole).

(c) Without limiting the generality of anything contained in this Section 5.6, each party hereto will: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation or Proceeding by or before any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement; (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation or Proceeding; and (iii) except as may be prohibited by any Governmental Entity or by any applicable Law, promptly inform the other parties of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Entity regarding the Merger. Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Merger or any of the other transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by any applicable Law, in connection with any such request, inquiry, investigation or Proceeding, each party hereto will permit authorized Representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation or Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation or Proceeding. Notwithstanding the foregoing, each party agrees that, with respect to the Competition Laws of the jurisdictions set forth on Section 3.5 of the Company Disclosure Schedule, Parent shall, acting reasonably and in good faith, on behalf of the parties, direct and control all communications and strategy relating to (x) obtaining any consents, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective Subsidiaries or (y) contesting or avoiding any action, proceeding or litigation by any Governmental Entity under the applicable Competition Laws of the jurisdictions set forth on Section 3.5 of the Company Disclosure Schedule; provided, that Parent shall keep the Company fully informed on a reasonably current basis of all material developments related thereto and consult with the Company and consider in good faith the views of the Company.

5.7 Certain Notices. Without limiting any other obligations in this Agreement, from and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, each party hereto will promptly notify the other party hereto of (a) any notice or other communication received by such party from any Person alleging that the consent, approval, permission or waiver from such Person is or may be required in connection with the Merger or any of the other transactions contemplated by this Agreement, (b) the occurrence, or non-occurrence, of any event that would reasonably be expected to cause any condition to the obligations of any party to effect the Merger or any other transaction contemplated by this Agreement not to be satisfied or (c) the failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to cause any condition to the obligations of any party to effect the Merger or any other transaction contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.7 will not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement, be deemed to amend or supplement the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

5.8 Public Announcements. Each of the Company, Parent and Merger Sub agrees that no public release or announcement (including, without limitation, internal written non-privileged announcements or internal scripts for oral non-privileged announcements, in each case, that are broadly distributed or broadly made available to the general employee population of the Company regarding the Merger between the date of this Agreement and the Closing) concerning the transactions contemplated hereby will be issued by any party without the prior written consent of the Company and Parent (which consent will not be unreasonably withheld, delayed or conditioned), except as such release or announcement may be required by applicable Law or Governmental Entity to which the relevant party is subject, in which case the party required to make the release or announcement will use its commercially reasonable efforts to allow each other party reasonable time to review and comment on such release or announcement in advance of such issuance (and incorporate all such comments reasonably proposed). The Company, Parent and Merger Sub agree that the press release announcing the execution and delivery of this Agreement will be a joint release of, and will not be issued prior to the approval of each of, the Company and Parent. Notwithstanding the foregoing, the parties may, without the prior consent of the other party, reasonably disseminate information previously included in a press release or other public disclosure made pursuant to this Section 5.8.

5.9 Employee Benefit Matters.

(a) For a period of one year following the Effective Time or such longer time as required by applicable Laws, Parent will provide, or will cause to be provided, to those employees of the Company who continue to be employed by Parent and Parent Subsidiaries (individually, “Continuing Employee” and collectively, “Continuing Employees”) who is not covered by a Company CBA (collectively, the “Non-Union Continuing Employees”) (i) cash compensation, including base salary rate (but not including non-statutory overtime compensation), commission and target bonus opportunity on terms at least as favorable in the aggregate as the total cash compensation opportunities provided to the Non-Union Continuing Employee by the Company immediately prior to the Effective Time or, if greater, on terms required by applicable Laws, and (ii) benefits (other than severance, which is governed by the covenant in Section 5.9(d), and any equity compensation) on terms substantially similar in the aggregate to the benefits provided to the Non-Union Continuing Employee by the Company immediately prior to the Effective Time. The employment terms and conditions of each Company Employee whose employment is covered by a Company CBA shall be governed by the applicable Company CBA.

(b) As of and following the Effective Time, Parent will either (i) continue Company Benefit Plans with respect to Continuing Employees, (ii) permit Continuing Employees and, as applicable, their eligible dependents, to participate in the employee benefit plans, programs or policies (including without limitation any plan intended to qualify within the meaning of Section 401(a) of the Code and any vacation, sick, or personal time off plans or programs) of Parent, or (iii) a combination of clauses (i) and (ii). To the extent Parent elects to have Continuing Employees and their eligible dependents participate in its employee benefit plans, program or policies following the Effective Time, Parent shall, and shall cause the Surviving Corporation to, treat, and cause the applicable benefit plans in which Continuing Employees are entitled to participate to treat, the service of Continuing Employees with the Company or any of its predecessors to the extent previously recognized by the Company as of the date hereof attributable to any period before the Effective Time as service rendered to Parent, the Surviving Corporation, any Subsidiary of Parent for purposes of eligibility to participate, vesting and for other appropriate benefits including the applicability of minimum waiting periods for participation, but excluding benefit accrual (including minimum pension amount), equity incentive plans and eligibility for early retirement under any benefit plan of Parent or eligibility for retiree welfare benefit plans or as would otherwise result in a duplication of benefits. Without limiting the foregoing: (i) Parent shall cause any pre-existing conditions or actively at work or similar limitations, eligibility waiting periods, evidence of insurability requirements or required physical examinations under any health or similar plan of Parent to be waived with respect to Continuing Employees and their eligible dependents; provided, however, that with respect to preexisting conditions, such conditions shall be waived to the extent waived under the corresponding plan in which Continuing Employees participated immediately prior to the date Continuing Employees and their eligible dependents are transitioned to Parent’s health or similar plans and (ii) in the event Continuing Employees are placed onto Parent’s paid time off or vacation policy, program, plan or arrangement, Parent shall continue to recognize any paid time off balance theretofore accrued with the Company or, in lieu of such recognition, make a cash payment to Continuing Employees in an amount equal to any such accrued paid time off forfeited. Parent shall also use commercially reasonable efforts to cause any deductibles paid by Continuing Employees under any of the Company’s health plans in the plan year in which Continuing Employees and their eligible dependents are transitioned to Parent’s health or similar plans to be credited towards deductibles under the health plans of Parent or any Subsidiary of Parent.

(c) For a period of one year following the Effective Time or such longer time as required by applicable Laws, Parent will provide, or will cause to be provided severance in accordance with the Company’s severance plans as set forth in Section 5.9(c) of the Company Disclosure Schedule, or, if higher, in accordance with local laws outside of the United States.

(d) For the terms of the agreements or arrangements, Parent shall assume and cause the Company or the Surviving Corporation, as applicable, to honor, in accordance with their terms, the severance and change in control agreements and retention arrangements that are listed on Section 5.9(d) of the Company Disclosure Schedule (the “Company Employee Agreements”).

(e) Parent shall, or shall cause one of its affiliates, to pay, to the extent not already paid prior to the Closing, bonuses to (i) employees of the Company as of immediately prior to the Closing who are participants of the Company’s Short-Term Incentive Plan, known as the “AIP,” in respect of calendar year 2017 (“2017 AIP Bonuses”) and (ii) employees of the Company as of immediately prior to the Closing who are participants of the Company’s Performance Bonus Program, known as the “PBP,” in respect of calendar year 2017 (“2017 PBP Bonuses”), such participants and their allocations of 2017 AIP Bonuses and 2017 PBP Bonuses, as applicable, to be determined by the Company and memorialized on a schedule to be provided to Parent no later than fifteen (15) Business Days prior to the anticipated Closing Date. The 2017 AIP Bonuses and 2017 PBP Bonuses shall be payable in two installments, as follows: (x) 75% of the actual 2017 AIP Bonus or actual 2017 PBP Bonus amount to which such employee would be entitled for the full calendar year under the terms of the applicable plan based on actual performance (as determined by the Company prior to the Closing) for the period beginning January 1, 2017 and ending September 30, 2017, up to an amount equal to 75% of such employee’s target 2017 AIP Bonus amount or target 2017 PBP Bonus amount, as applicable, which amount shall be paid to such employee following the occurrence of the Closing, through the Surviving Corporation’s payroll no more than ten (10) Business Days following the Effective Time; provided, that such payment amount will be pro-rated to take into account any such employee’s partial year of employment; and (y) an amount equal to the difference, if any, between (A) the actual 2017 AIP Bonus or actual 2017 PBP Bonus amount to which such employee would be entitled under the terms of the applicable plan for the full performance period based on actual performance during such period (evaluated and determined in accordance with the Company’s past practices prior to the Closing) and (B) the amount paid to such employee pursuant to subclause (x) above, with such second installment amount payable at the time that the 2017 AIP Bonuses or 2017 PBP Bonuses would normally be paid by the Company (but no later than March 15, 2018). Payments set forth in this Section 5.9(e) shall be subject to each employee’s continued employment through the date the final 2017 AIP Bonus or 2017 PBP Bonus is paid (unless otherwise provided in a Company Employee Agreement); provided, however, that if any such employee’s employment is terminated by Parent or any of its affiliates without cause following the Closing but prior to payment of such 2017 AIP Bonus or 2017 PBP Bonus, as applicable, such employee will continue to be eligible to receive any 2017 AIP Bonus or 2017 PBP Bonus to which such employee would have otherwise have been entitled, payable at same time the bonuses are paid to other employees.

(f) Parent shall, or shall cause one of its affiliates, to, to the extent not already paid prior to the Closing, pay bonuses to employees of the Company as of immediately prior to the Closing who participate in the Company’s 2017 Client Account Management Sales Incentive Plan, known as the “CAM” in respect of calendar year 2017 (“2017 CAM Bonuses”) in an amount based on individual achievement under the terms of the 2017

CAM, as applicable to each such employee in the normal course under the terms of the 2017 CAM program. The 2017 CAM Bonuses shall be paid by Parent or one of its affiliates at the time that the 2017 CAM Bonuses would normally be paid by the Company (but no later than March 15, 2018), subject to the employee’s continued employment with the Parent or its affiliates until the date of payment; provided, that in the event of the termination of the employment of the employee entitled to receive such 2017 CAM Bonus by Parent or any of its affiliates without cause following the Closing but prior to payment of such 2017 CAM Bonus, such employee shall continue to be eligible to receive the 2017 CAM Bonus to which the employee would have otherwise have been entitled, payable at same time the 2017 CAM Bonuses are paid to other employees.

(g) From and after the Closing, Parent shall, or shall cause one of its affiliates to, be bound by, and to comply with the terms of the Company CBAs as ratified and in effect on the Closing until Parent or its affiliates negotiate a new collective agreement. Notwithstanding anything to the contrary in this Section 5.9, Parent further agrees that the provisions of this Section 5.9 shall be subject to any applicable provisions of the Company CBA in respect of Continuing Employees, to the extent such provisions are inconsistent with or otherwise in conflict with the provisions of any such Company CBA.

(h) To the extent Parent elects to have Continuing Employees and their eligible dependents participate in its employee benefit plans, program or policies following the Effective Time, as soon as practicable following the Closing, Parent shall, or shall cause its Affiliates to, cause the Code Section 401(k) plan maintained by Parent or its Affiliates in which the Continuing Employees are eligible to participate to accept rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) from under the Company’s 401(k) Plan (the “401(k) Plan”), including the amount of any unpaid balance of any participant loan made under the 401(k) Plan provided that such rollover must be made in all cash. With respect to the calendar year quarter during which the Effective Time occurs, Parent shall, or shall cause one of its affiliates to, make matching employer contributions consistent with the Company’s past practice under the 401(k) Plan to each 401(k) Plan participant within 15 Business Days following the calendar year quarter end.

(i) To the extent Parent elects to have Continuing Employees and their eligible dependents participate in its employee benefit plans, program or policies following the Effective Time, following the Closing, the Code Section 125 flexible spending plan maintained or to be established by Parent or one of its Affiliates (the “Parent 125 Plan”) shall credit each Continuing Employee’s flexible spending account with the balance recognized by the Company immediately prior to Closing. Each Continuing Employee eligible to participate in the Parent 125 Plan shall be permitted to continue his or her election in effect under the flexible spending account maintained by an Acquired Company for the remainder of the calendar year in which the Closing Date occurs, subject to the limitation on contributions contained in the related Company Benefit Plan, and Parent shall, or shall cause its Affiliates to, honor any such election, and the Parent 125 Plan shall honor any claims incurred by a Continuing Employee during such calendar year that would otherwise be an eligible expense under the related Company Benefit Plan, whether or not such expense was incurred before, on or after the Closing Date.

(j) With respect to any Continuing Employees based outside of the United States, Parent’s obligations under this Section 5.9 shall be modified to the extent necessary to comply with applicable Laws of the foreign countries and political subdivisions thereof in which such Continuing Employees are based.

(k) Nothing in this Agreement will require the continued employment of any Person, and except as expressly set forth in this Section 5.9 and as set forth on Section 5.9 of the Company Disclosure Schedule, no provision of this Agreement will (i) prevent Parent or the Surviving Corporation from amending or terminating any Company Benefit Plan, Foreign Benefit Plan or benefit plans of any Parent or Parent Subsidiaries or (ii) be construed as to establish, amend or modify any benefit or compensation plan, program or agreement including any Company Benefit Plan and Foreign Benefit Plan.

(l) The Company and Parent acknowledge and agree that all provisions contained in this Section 5.9 with respect to employees are included for the sole benefit of the respective parties and will not create any right in any other Person, including any employees, former employees, any participant in any Company Benefit Plan or any beneficiary thereof.

5.10 Indemnification of Directors and Officers.

(a) For a period of six years from and after the Effective Time, Parent and the Surviving Corporation will indemnify and hold harmless all past and present directors and officers of the Company to the same extent such Persons are required to be indemnified as of the date of this Agreement by the Company pursuant to applicable Law, the Company Charter, the Company Bylaws and indemnification agreements in existence on the date of this Agreement with any directors and officers of the Company and made available to Parent prior to the date of this Agreement, in each case arising out of acts or omissions in their capacity as directors or officers of the Company occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger). Parent and the Surviving Corporation will advance as incurred expenses (including reasonable legal fees and expenses) to all past and present directors and officers of the Company incurred in the defense of any Proceedings with respect to the matters subject to indemnification pursuant to this Section 5.10(a) in accordance with the procedures set forth in the Company Bylaws and indemnification agreements in existence on the date of this Agreement and made available to Parent prior to the date of this Agreement, subject to the Surviving Company’s receipt of an undertaking by or on behalf of such person to repay such expenses if it is ultimately determined that such person is not entitled to indemnification pursuant to this Section 5.10(a). In the event of any Proceeding pursuant to which any person may claim indemnification pursuant to this Section 5.10, (i) the Surviving Corporation may control the defense of any such Proceeding (other than in respect of any Proceeding that seeks non-monetary relief or involves criminal or quasi-criminal allegations) and (ii) no Person who may claim indemnification pursuant to this Section 5.10 may settle, compromise, or consent to the entry of any judgment in any such Proceeding without the prior written consent of the Surviving Corporation, such consent not to be unreasonably withheld, conditioned or delayed.

(b) For a period of six years from and after the Effective Time, Parent will cause the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to directors and officers of the Company for periods at or prior to the Effective Time than are currently set forth in the Company Charter and the Company Bylaws. Parent and the Surviving Corporation will cause the indemnification agreements in existence on the date of this Agreement and made available to Parent prior to the date of this Agreement with any of the directors or officers of the Company to continue in full force and effect in accordance with their terms following the Effective Time.

(c) For six years from and after the Effective Time, Parent will cause the Surviving Corporation to maintain for the benefit of the Company’s directors and officers, as of the date of this Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring on or prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy (accurate and complete copies which have been previously provided to Parent) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation will not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of this Agreement (which annual premium is hereby represented and warranted by the Company to be as set forth in Section 5.10(c) of the Company Disclosure Schedule). The provisions of the immediately preceding sentence will be deemed to have been satisfied if prepaid policies have been obtained by either Parent or the Company prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, without limitation, in respect of the transactions contemplated by this Agreement; provided, however, that the Company will not obtain any such prepaid policy if the cost of such policy will exceed 300% of the last annual premium paid prior to the date of this Agreement. If such prepaid policies have been obtained prior to the Effective Time, Parent will cause the Surviving Corporation to maintain such policies in full force and effect and continue to honor the obligations thereunder.

(d) In the event Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision will be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, will assume the obligations set forth in this Section 5.10.

(e) The obligations under this Section 5.10 will (i) continue, notwithstanding any six-year limitation referred to above, until the final disposition of any action, suit, proceeding or investigation brought or commenced during such six-year period and (ii) not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 5.10 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.10 applies will be third-party beneficiaries of this Section 5.10).

5.11 State Takeover Laws. If any “control share acquisition,” “fair price,” “business combination” or other anti-takeover Laws becomes or is deemed to be applicable to the Company, Parent, Merger Sub or the Merger, including the acquisition of Shares pursuant thereto, the Support Agreement or any other transaction contemplated by this Agreement, then the Company Board will, as promptly as practicable, take all action necessary to render such Law inapplicable to the foregoing.

5.12 Parent Agreement Concerning Merger Sub. Parent agrees to cause Merger Sub to comply with its obligations under this Agreement.

5.13 Section 16 Matters. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, will adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered Person of the Company for purposes of Section 16 of the Exchange Act (“Section 16”) of Shares or Company Accelerated Equity Awards pursuant to this Agreement and the Merger will be an exempt transaction for purposes of Section 16.

5.14 Exchange Act Deregistration. The Company and Parent will cooperate and use their respective reasonable best efforts to cause the deregistration under the Exchange Act of the shares of Company Common Stock as promptly as practicable following the Effective Time in compliance with applicable Law.

5.15 Resignations. At the Closing, the Company shall deliver to Parent evidence reasonably satisfactory to Parent of the resignation, effective at the Effective Time, of each director of the Company in office as of immediately prior to the Effective Time.

5.16 Stockholder Litigation. The Company will promptly provide Parent with any pleadings and correspondence relating to any Proceedings involving the Company or any of its officers or directors relating to this Agreement or the transactions contemplated hereby, including disclosures made under securities laws and regulations related thereto, will keep Parent reasonably informed on a reasonably current basis with respect to the status thereof, and will cooperate with Parent in the defense or settlement of any such Proceeding, and no such settlement will be agreed to without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned). The Company will consult and cooperate with Parent and will consider in good faith the views of the Parent in connection with any stockholder litigation. In addition, to the extent reasonably practicable, the Company will permit authorized Representatives of Parent to be present at each meeting or conference relating to such stockholder litigation and to have access to and be consulted in connection with any document submitted in connection therewith.

5.17 Payoff Documentation; Financing.

(a) The Company shall use commercially reasonable efforts to cause the lenders (or their agent or other representative) in respect of all debt for borrowed money of the Company or the Company Subsidiaries set forth on Section 5.17 of the Company Disclosure Schedule to deliver at least four (4) Business Days prior to the Closing Date a customary “payoff letter” providing, upon receipt of the applicable payoff amounts, (i) that such indebtedness shall have been repaid and (ii) if such indebtedness is secured, that all Liens held by or on behalf of such lenders in respect of the properties and assets of the Company and its Subsidiaries with respect to such secured indebtedness shall have been released. Parent shall pay, or shall cause one or more of its Subsidiaries to pay, the applicable payoff amounts in respect of such indebtedness on the Closing Date and Parent will cause standby letters of credit to be issued or other appropriate arrangements to made with respect to letters of credit issued under the Existing Credit Facilities so that the commitments under the Existing Credit Facilities may be terminated on the Closing Date.

(b) The Company shall, and shall cause the Company Subsidiaries to, solely to the extent permitted by the Senior Notes Indenture, (i) within 29 days following the date hereof, issue one or more notices of optional redemption for all of the outstanding aggregate principal amount of the Senior Notes, pursuant to the Senior Notes Indenture, in order to effect a redemption on the Closing Date; provided, that such redemption notice shall be subject to and conditioned upon the occurrence of the Closing, and (ii) at the written request of Parent, provide any other cooperation reasonably requested by Parent to facilitate the redemption of the Senior Notes effective as of and conditioned upon the occurrence of the Effective Time, including with respect to release of all Liens securing the Senior Notes (subject to the payment by Parent of all amounts owed to the holders thereof in connection with such redemption). Parent shall deposit, or shall cause one or more of its Subsidiaries to deposit with the appropriate Person under the Senior Notes Indenture, an amount sufficient to pay in full the redemption price of, accrued interest on, and the Applicable Prepayment Premium (as defined in the Senior Notes Indenture) with respect to, all the outstanding Senior Notes prior to 11:00 a.m. New York City time on the Closing Date.

(c) Subject to the terms and conditions of this Agreement, Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary or advisable to arrange the Debt Financing and to consummate the Debt Financing on or prior to the Closing Date. Such actions shall include, but not be limited to, the following: (i) maintaining in effect the Debt Commitment Letters (subject to the right of Parent to amend, replace, supplement or otherwise modify the Debt Commitment Letters and the Debt Fee Letters in accordance with this Section 5.17); (ii) satisfying on a timely basis (or, if deemed advisable by Parent, obtaining a waiver with respect to) all Financing Conditions; and (iii) negotiating, executing and delivering definitive debt agreements on terms and conditions no less favorable to Parent than those contained in the Debt Commitment Letters (including any “market flex” provisions contained in the Debt Fee Letters) or on such other terms acceptable to Parent and its financings sources. Parent shall give the Company prompt notice of any breach or repudiation by any party to any Debt Commitment Letter of which Parent becomes aware if such breach or repudiation would reasonably be expected to affect the timely availability of, or the amount of, the Debt Financing, or the ability of Parent to consummate the Merger. Without limiting Parent’s other obligations under this Section 5.17, if a Financing Failure Event occurs, Parent shall (i) promptly notify the Company of such Financing Failure Event and the reasons therefor, (ii) as promptly as practicable following the occurrence of such event, use reasonable best efforts to obtain alternative financing from alternative financing sources, in an amount sufficient to pay the aggregate cash to be paid as Merger Consideration and the aggregate Company Accelerated Equity Award Payments pursuant to this Agreement and consummate the transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event; provided that Parent shall not be required to arrange or obtain any alternative financing having terms and conditions (including “market flex” provisions) less favorable to Parent than those contained in the Debt Commitment Letters and the Debt Fee Letters (it being understood that the obligations of Parent and Merger Sub to consummate the Merger are not in any way contingent upon or otherwise subject to the consummation by Parent or Merger Sub of any financing arrangements, the obtaining by Parent or Merger Sub of any financing or the availability, grant, provision or extension of any financing to Parent or Merger Sub), and (iii) when obtained, provide the Company with a true and complete copy of, a new financing commitment that provides for such alternative financing (it being understood that any “market flex” provisions may be redacted). In the event that alternative financing is arranged in accordance with this Section 5.17(c), the term “Debt Commitment Letters” shall mean the commitment letters for such alternative financing and the term “Debt Financing” shall include such alternative financing. Except for substitutions and replacements pursuant to the immediately preceding sentence, Parent shall not amend, modify, supplement, restate, assign, substitute or replace the Debt Commitment Letters in any manner that would (A) expand or impose new conditions precedent to the funding of the Debt Financing from those set forth therein on the date hereof, (B) extend the timing of the funding of the Debt Financing thereunder or reasonably be expected to impair, delay or prevent the availability of all or a portion of the Debt Financing or the ability of Parent to consummate the Merger in accordance with the terms of the Parent Credit Agreement, (C) reduce the aggregate cash amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing (except as set forth in any “market flex” provisions existing on the date hereof)) or (D) adversely impact in any material respect the remedies available to Parent under the Debt Commitment Letters or the definitive debt agreements with respect thereto, in each case, without the prior written approval of the Company, (such approval not to be unreasonably withheld, conditioned or delayed) (it being understood that the exercise of any “market flex” provisions under the Debt Fee Letters shall not be deemed an amendment, replacement, supplement or other modification to or waiver of any provision of the Debt Commitment Letters); provided, that Parent may amend the Debt Commitment Letters to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed a Debt Commitment Letter as of the date hereof. At the reasonable request of the Company, Parent shall keep the Company informed in reasonable detail of the status of Parent’s efforts to arrange the Debt Financing.

(d) The Company shall, and shall cause the Company Subsidiaries to, use reasonable best efforts (including using reasonable best efforts to cause its and their respective officers, employees and Representatives) to cooperate with Parent in connection with the arrangement of, and the satisfaction on a timely basis of, all conditions precedent to the Debt Financing (as is customary or required in accordance with the terms of the Debt Commitment Letters and as Parent may reasonably request in connection with the Debt Financing), including using reasonable best efforts with respect to the following actions:

i. cooperating and assisting in the preparation of any customary marketing materials, including customary confidential information memorandum, lenders presentations, and business projections reasonably requested by Parent and the Financing Sources;

ii. making executive officers of the Company and the Company Subsidiaries reasonably available for meetings (including customary one-on-one meetings with prospective lenders), due diligence sessions and drafting sessions;

iii. furnishing Parent and the Financing Sources as promptly as reasonably practicable following request therefor (a) the following financial statements required to be filed with the SEC in compliance with, and within the time frames set forth under, the Exchange Act: (I) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company as of the last day of and for the three most recently completed fiscal years ended at least 90 days prior to the Closing Date; and (II) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company and the Company Subsidiaries as of the last day of and for each subsequent fiscal quarter (other than the fourth fiscal quarter of the fiscal year of the Company) ended at least 45 days prior to the Closing Date and (b) information reasonably necessary for Parent to prepare a pro forma combined balance sheet and to prepare other related pro forma combined statements of income as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period for which financial statements are required to be delivered pursuant to the foregoing clause (a), prepared after giving effect to the transactions contemplated hereby and other pro forma financial information required by Regulation S-X in connection with the Debt Financing (including, if applicable, any recasting of any of the Company’s or the Company Subsidiaries’ financial information to match the fiscal year end of Parent and providing appropriate related disclosure for purposes of preparing Regulation S-X compliant financial statements), in the case of the foregoing clause (a), prepared in accordance with applicable provisions of GAAP;

iv. executing and delivering any credit agreements, notes, guarantee documents, other definitive financing documents, and other customary closing certificates as may be reasonably requested by Parent (subject in each case, for the avoidance of doubt, to the provisions below);

v. furnishing Parent and the Financing Sources as promptly as reasonably practicable, and in any event no later than three (3) Business Days prior to Closing, with all documentation and other information required under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, that has been reasonably requested by Parent at least ten (10) Business Days prior to Closing;

vi. providing customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders (including customary 10b-5 and material non-public information representations);

vii. causing its independent registered public accounting firm (1) to cooperate with Parent in connection with any financing arrangements, including, to the extent applicable, by providing customary “comfort letters” (including customary “negative assurances”) and (2) to provide customary assistance with the due diligence activities of Parent and the Financing Sources and the preparation by Parent of any customary pro forma financial statements, and customary consents to the inclusion of audit reports in any relevant marketing materials, registration statements and related government filings; and

viii. reasonably facilitating the taking of all corporate, limited liability company, partnership or other similar actions by the Company and the Company Subsidiaries that are reasonably necessary to permit the consummation of all financing agreements, including the Debt Financing, including the provision of guarantees; provided that no action of any board of directors (or similar governing body) shall be required to be taken prior to the Effective Date.

provided, however, that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or the Company Subsidiaries; provided, further, that the Company, the Company Subsidiaries and any of their respective directors or officers shall not be required to take any action in the capacity as a director or officer of the Company or any Company Subsidiary to authorize or approve the Debt Financing (other than providing customary authorization letters, described in clause (vi) above); provided, further, that neither the Company nor any Company Subsidiary shall be required to commit to take any action (other than providing customary authorization letters, described in clause (vi) above) that is not contingent upon the Closing (including the entry into any agreement) or that would be effective prior to the Effective Time. Neither the Company nor any Company Subsidiary shall be required to bear any cost or expense or to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs) or provide or agree to provide any indemnity in connection with the Debt Financing or any of the foregoing prior to the Effective Time. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or any Company Subsidiary in connection with this Section 5.17(d). Parent shall indemnify and hold harmless, the Company, each Company Subsidiary and its respective officers, employees and other Representatives, from and against any and all liabilities or losses suffered or incurred by them in connection with the arrangement of Debt Financing and any information utilized in connection therewith, except to the extent that any such liabilities or losses arise from the bad faith, gross negligence or willful misconduct of the Company or any Company Subsidiary.

5.18 NYSE Listing Matters. Parent shall file a notification of listing of additional shares (or such other form as may be required) with the New York Stock Exchange with respect to the Parent Shares to be issued in the Merger, and shall use reasonable best efforts to cause such Parent Shares to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

5.19 FIRPTA Certificate. The Company shall deliver to Parent at the Closing a statement signed under penalties of perjury and dated as of the Closing Date, issued pursuant to Treasury Regulation sections 1.897-2(h) and 1.1445-2(c)(3)(i) and in form and substance reasonably satisfactory to Parent, certifying that the stock of the Company is not a United States real property interest within the meaning of section 897 of the Code, together with a copy of a notice to the Internal Revenue Service, signed by the Company, that satisfies the requirements of Treasury Regulations Section 1.897-2(h)(2).

5.20 Insured Events. Prior to the Effective Time, the Company shall use commercially reasonable efforts to, and to cause each Company Subsidiary to, give written notice to the insurer under each relevant Insurance Policy of any claim, fact, event, development, condition, occurrence, circumstance, state of facts or effect of which the Company has knowledge (including any pending or threatened third-party claim) that arose at any time prior to the Closing and is reasonably expected to be covered within the terms and conditions of any of the Insurance Policies; provided that for the purposes of this Section 5.20, “knowledge” shall be limited to the Company’s (i) General Counsel, (ii) Chief Litigation Counsel and (iii) Director of Risk Management.

5.21 Parent Board of Directors. Prior to the Closing, Parent will take all actions reasonably necessary to expand the number of members of the Board of Directors of Parent by one. Thereafter and prior to the Closing, Parent will designate and take all actions reasonably necessary to appoint one director from the Company Board who qualifies as an “independent director” under applicable NYSE rules to the Board of Directors of Parent as of immediately after the Effective Time, to serve in such capacity until his or her successor is duly elected or appointed and qualified in accordance with applicable Law.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE MERGER

6.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to consummate the Merger will be subject to the satisfaction or written waiver (to the extent permitted under applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) The Company Stockholder Approval shall have been obtained.

(b) (i) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and (ii) any applicable waiting period or any approval or authorization required to be obtained from any Governmental Entity under the Competition Laws of the jurisdictions set forth on Section 6.1(b) of the Company Disclosure Schedule for the consummation of the Merger shall have been expired or been obtained, as applicable.

(c) (i) No Governmental Entity set forth on Section 6.1(c) of the Company Disclosure Schedule shall have issued an Order or taken any other action enjoining or otherwise prohibiting the consummation of the Merger and (ii) there shall be no Law in effect which makes the Merger illegal or prohibits or otherwise prevents the consummation of the Merger.

(d) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced or threatened unless subsequently withdrawn.

(e) The Parent Shares to be issued in the Merger shall have been authorized and approved for listing on the NYSE subject to official notice of issuance.

6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger will be subject to the satisfaction or written waiver (to the extent permitted under applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) (i) The representations and warranties of the Company set forth in Section 3.2(a) – (c) will be true and correct in all respects (except for any inaccuracies that would not, in the aggregate, reflect an underrepresentation of the number of fully diluted Shares outstanding, before giving effect to the Merger, of more than 0.50% from that reflected in such representations) as of the Closing Date with the same force and effect as if made on and as of such date, except for any representation and warranty that is expressly made as of a specific date or time (which needs only be true and correct as of such date or time), (ii) the representations and warranties of the Company contained in Section 3.1(a) and Section 3.3 of this Agreement shall be true and correct in all material respects as of the Closing Date with the same force and effect as if made on and as of such date, except for any representation and warranty that is expressly made as of a specific date or time (which needs only be true and correct as of such date or time) and (iii) all other representations and warranties of the Company contained in this Agreement (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) shall be true and correct in all respects as of the Closing Date with the same force and effect as if made on and as of such date, except for any representation and warranty that is expressly made as of a specific date or time (which needs only be true and correct as of such date or time), except as would not have a Company Material Adverse Effect.

(b) The Company shall have performed and complied in all material respects with the agreements and covenants to be performed or complied with by it under this Agreement at or prior to the Closing, or any breach or failure to do so shall have been cured.

(c) Since the date of this Agreement, there shall not have occurred any change, event, development, condition, occurrence or effect or state of facts that has had a Company Material Adverse Effect.

(d) Parent shall have received a certificate of the Company, executed by an executive officer of the Company, dated as of the Closing Date, certifying that the conditions set forth in subsections (a), (b) and (c) of this Section 6.2 have been satisfied.

6.3 Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger will be subject to the satisfaction or (to the extent permitted under applicable Law) written waiver at or prior to the Effective Time of each of the following conditions:

(a) (i) The representations and warranties of Parent and Merger Sub set forth in Section 4.2(a) and (b) will be true and correct in all respects (except for any inaccuracies that would not, in the aggregate, reflect an underrepresentation of the number of fully diluted Parent Shares outstanding, before giving effect to the Merger, of more than 0.50% from that reflected in such representations) as of the Closing Date with the same force and effect as if made on and as of such date, except for any representation and warranty that is expressly made as of a specific date or time (which needs only be true and correct as of such date or time), (ii) the representations and warranties of Parent and Merger Sub contained in Section 4.1(a), Section 4.2(d), Section 4.3 and Section 4.13 of this Agreement shall be true and correct in all material respects as of the Closing Date with the same force and effect as if made on and as of such date, except for any representation and warranty that is expressly made as of a specific date or time (which needs only be true and correct as of such date or time) and (iii) all other representations and warranties of Parent and Merger Sub contained in this Agreement (without giving effect to any references to any Parent Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) shall be true and correct in all respects as of the Closing Date with the same force and effect as if made on and as of such date, except for any representation and warranty that is expressly made as of a specific date or time (which needs only be true and correct as of such date or time), except as would not have a Parent Material Adverse Effect.

(b) Each of Parent and Merger Sub shall have performed and complied in all material respects with the agreements and covenants to be performed or complied with by it under this Agreement at or prior to the Closing, or any breach or failure to do so shall have been cured.

(c) Since the date of this Agreement, there shall not have occurred any change, event, development, condition, occurrence or effect or state of facts that has had a Parent Material Adverse Effect.

(d) The Company shall have received a certificate of Parent, executed by an executive officer of Parent, dated as of the Closing Date, certifying that the conditions set forth in subsections (a), (b) and (c) of this Section 6.3 have been satisfied.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after adoption of this Agreement by the stockholders of the Company or of Merger Sub:

(a) By mutual written consent of Parent and the Company, by action of their respective Boards of Directors, at any time prior to the Effective Time;

(b) By either the Company or Parent, at any time prior to the Effective Time, if (i) any Governmental Entity set forth on Section 6.1(c) of the Company Disclosure Schedule has issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, which Order or other action has become final and nonappealable or (ii) any Law is in effect which makes the Merger illegal or prohibits or otherwise prevents the consummation of the Merger;

(c) By Parent, at any time prior to the Effective Time if a Triggering Event has occurred;

(d) By the Company, at any time prior to receipt of the Company Stockholder Approval, in connection with the Company Board’s causing the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with Section 5.4(e); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(d) will not be available unless (i) the Company shall have complied in all material respects with Section 5.4, (ii) prior to or concurrently with such termination, the Company pays to Parent by wire transfer in immediately available funds the Breakup Fee and (iii) substantially concurrently with such termination, the Company duly executes and delivers a definitive Alternative Acquisition Agreement with respect to such Superior Proposal to the counterparty thereto;

(e) By Parent or the Company, if the Effective Time has not occurred on or before May 1, 2018 (as it may be extended, the “Outside Date”); provided, however, that either the Company or Parent may, upon written notice to the other party, extend the Outside Date to August 1, 2018 if the condition set forth in Section 6.1(b) (or Section 6.1(c), to the extent related to Section 6.1(b)) has not been satisfied prior to the initial Outside Date but all other conditions to Closing shall be fulfilled; provided, further, that the right to termination pursuant to this Section 7.1(e) shall not be available to any party whose material breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the principal cause of, or principally resulted in, the failure of the Merger to be consummated on or before the Outside Date;

(f) By Parent, prior to the Effective Time, if: (i) there is an Uncured Inaccuracy in any representation or warranty of the Company contained in this Agreement, a breach of any covenant of the Company contained in this Agreement or any fact, change, event, development, condition, occurrence, circumstance, state of facts or effect (“Event”), in any case, such that any condition to the Merger in Section 6.2(a), Section 6.2(b) or

Section 6.2(c) is not satisfied, (ii) Parent has delivered to the Company written notice of such Uncured Inaccuracy, breach or Event and (iii) either such Uncured Inaccuracy, breach or Event is not capable of cure or, if curable, has not been cured in all material respects prior to the earlier of (x) the Outside Date and (y) the twentieth (20th) day following the delivery of such written notice to the Company; provided, however, that Parent will not be permitted to terminate this Agreement pursuant to this Section 7.1(f) if: (A) any material covenant of Parent or Merger Sub contained in this Agreement has been breached such that the condition to the Merger in Section 6.3(b) is not satisfied, and such breach has not been cured in all material respects; or (B) there is an Uncured Inaccuracy in any representation or warranty of Parent or Merger Sub contained in this Agreement such that any condition to the Merger in Section 6.3(a) is not satisfied, in each case as of the date of such termination; or

(g) By the Company, prior to the Effective Time, if: (i) there is an Uncured Inaccuracy in any representation or warranty of Parent or Merger Sub contained in this Agreement, a breach of any covenant of Parent or Merger Sub contained in this Agreement or Event, in any case, such that any condition to the Merger in Section 6.3(a), Section 6.3(b) or Section 6.3(c) is not satisfied, (ii) the Company has delivered to Parent written notice of such Uncured Inaccuracy, breach or Event and (iii) either such Uncured Inaccuracy, breach or Event is not capable of cure or, if curable, has not been cured in all material respects prior to the earlier of (x) the Outside Date and (y) the twentieth (20th) day following the delivery of such written notice to Parent; provided, however, that the Company will not be permitted to terminate this Agreement pursuant to this Section 7.1(g) if: (A) any material covenant of the Company contained in this Agreement has been breached such that any condition to the Merger in Section 6.2(b) is not satisfied and such breach has not been cured in all material respects; or (B) there is an Uncured Inaccuracy in any representation or warranty of the Company contained in this Agreement such that any condition to the Merger in Section 6.2(a) is not satisfied, in each case as of the date of such termination;.

(h) By Parent or the Company, if the Company Stockholder Approval shall not have been obtained at the Company Stockholder Meeting duly convened therefor or at any adjournment or postponement thereof.

7.2 Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement will forthwith become void and of no effect, and there will be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, officers or directors except (i) with respect to the last sentence of Section 5.3(a), Section 5.8, the second-to-last sentence of Section 5.17(d), this Section 7.2 and Article 8 and (ii) with respect to any liabilities or damages incurred or suffered by a party as a result of the fraud or willful and material breach by another party of any of its representations, warranties, covenants or other agreements set forth in this Agreement prior to such termination.

(b) In the event that this Agreement is terminated pursuant to Section 7.1(c) or Section 7.1(d), then the Company will pay to Parent prior to or concurrent with such termination, in the case of a termination by the Company, or within two (2) Business Days thereafter, in the case of a termination by Parent, the Breakup Fee.

(c) In the event that (i) this Agreement is terminated pursuant to Section 7.1(e), Section 7.1(f) or Section 7.1(h), (ii) prior to the date of the Company Stockholder Meeting (or prior to the termination of this Agreement if there has been no Company Stockholder Meeting) an Acquisition Proposal will have been publicly announced or will have become publicly known and is not withdrawn and (iii) within 12 months following the termination of this Agreement, the Company enters into a definitive written agreement providing for the consummation of any Acquisition Proposal or any Acquisition Proposal is consummated, then, prior to or concurrent with such consummation, the Company will pay to Parent the Breakup Fee, less the amount of any Expense Fee previously paid to Parent pursuant to Section 7.2(d) (provided, that for purposes of this Section 7.2(c), the term “Acquisition Proposal” will have the meaning assigned to such term in Section 8.4, except that the references to “20%” will be deemed to be references to “more than 50.0%”).

(d) In the event that this Agreement is terminated pursuant to Section 7.1(h), the Company will pay to Parent prior to or concurrent with such termination, in the case of a termination by the Company, or within two (2) Business Days thereafter, in the case of a termination by Parent, the Expense Fee.

(e) In no event shall the Company be required to pay the Breakup Fee to Parent on more than one occasion. All payments under this Section 7.2 will be made by wire transfer of immediately available funds to the account designated by Parent on Section 7.2(e) of the Parent Disclosure Schedule. Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement and (iii) the Breakup Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which such Breakup Fee is payable for the efforts and resources expended and the opportunities forgone while negotiating this Agreement and in reliance on this Agreement and the expectation of the consummation of the transactions contemplated by this Agreement. Accordingly, if the Company fails to pay the fees due pursuant to this Section 7.2 or any portion thereof and, in order to obtain such payment, Parent and Merger Sub commences a suit which results in a final and nonappealable Order against the Company for such fee or any portion thereof, the Company shall pay to Parent and Merger Sub its costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the amount of the applicable fee (or any portion thereof that has not been paid timely in accordance with this Agreement) and on the amount of such costs and expenses, at the prime lending rate set forth in The Wall Street Journal in effect on the date such payment was required to be made. Any interest payable hereunder shall be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment.

(f) Notwithstanding anything to the contrary in this Agreement, in the event that the Breakup Fee and the other amounts set forth in Section 7.2(e) are paid pursuant to this Section 7.2, Parent’s right to receive payment of the Breakup Fee and such other amounts shall be the sole and exclusive remedy of Parent and its Affiliates and Representatives against the Company and its Affiliates and Representatives under this Agreement or arising out of or related to this Agreement or the transactions contemplated hereby, and upon payment of such amount, none of the Company or any of its Affiliates or Representatives shall have any liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law or otherwise.

7.3 Amendment. This Agreement may be amended by the Company, Parent and Merger Sub by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time, whether before or after adoption of this Agreement by the stockholders of the Company or of Merger Sub; provided, however, that, after adoption of this Agreement by such stockholders, no amendment may be made which by Law requires further approval by such stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto. Notwithstanding the foregoing, this Section 7.3 and Sections 8.9, 8.12 and 8.15 (and any related definition insofar as they affect such Sections) may not be amended, waived or supplemented in a manner adverse to the Financing Sources without the prior written consent of the Financing Sources (other than the Non-Party Affiliates).

7.4 Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any Uncured Inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (iii) waive compliance by the other with any of the agreements or conditions contained herein. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 8

GENERAL PROVISIONS

8.1 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement will survive the Effective Time. This Section 8.1 will not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

8.2 Fees and Expenses. Subject to Section 7.2, all Expenses incurred by the parties hereto will be borne solely and entirely by the party which has incurred the same.

8.3 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement will be in writing and will be deemed to have been duly given (i) when delivered or sent if delivered in Person or sent by facsimile or email transmission (provided confirmation of facsimile or email transmission is obtained) or (ii) on the next Business Day if transmitted by national overnight courier, in each case as follows:

If to Parent or Merger Sub, addressed to it at:

Jacobs Engineering Group, Inc.

1999 Bryan Street

Suite 1200

Dallas, TX 75201

Attn: Michael Tyler, General Counsel

Fax: (214) 638-0447

Email: Michael.Tyler@jacobs.com

with a copy to (for information purposes only):

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

Attention:            Chris Ewan

Facsimile No.:      (212) 859-4000

Email:                   christopher.ewan@friedfrank.com

and

Wachtell, Lipton, Rosen & Katz

51 West 52nd St.

New York, NY 10019

Attention:            David A. Katz

Facsimile No.:    (212) 403-2000

Email:                 DAKatz@wlrk.com

If to the Company, addressed to it at:

CH2M HILL Companies, Ltd.

919 South Jamaica Street

Englewood, CO 80112-5946

Attn: Thomas McCoy, Executive Vice President, General Counsel & Secretary

Fax: (720) 286-8686

Email: thomas.mccoy@ch2m.com

with a copy to (for information purposes only):

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Attention:            Tad J. Freese

Facsimile No.:    (650) 463-2600

Email:                 tad.freese@lw.com

and

Richards Layton & Finger, P.A.

One Rodney Square, 920 North King Street

Wilmington, Delaware 19801

Attention:             Mark J. Gentile

Facsimile No.:     (302) 498-7722

Email:                  gentile@rlf.com

8.4 Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means any confidentiality agreement between the Company and another Person that (i) does not contain any provision prohibiting or otherwise restricting the Company from making any of the disclosures required to be made by Section 5.4 or otherwise complying with any provision of this Agreement and (ii) contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (provided, that such agreement need not contain any standstill or similar obligation).

“Acquisition Proposal” means any inquiry, offer, indication of interest or proposal by a bona fide third party (in writing or otherwise) concerning or relating to any (a) merger, consolidation, reorganization, recapitalization, share exchange, business combination or similar transaction involving the Company or any Company Subsidiary, (b) sale, lease or other disposition of assets of the Company and/or any Company Subsidiary representing 20% or more of the consolidated assets of the Company (based on the fair market value thereof), (c) issuance or sale by the Company of Equity Interests representing 20% or more of the voting power of the Company or 20% or more of the outstanding Shares, (d) transaction in which any Person or group is proposing to acquire beneficial ownership or the right to acquire beneficial ownership or any group has been formed which beneficially owns or has the right to acquire beneficial ownership of, Equity Interests representing 20% or more of the voting power of the Company or 20% or more of the outstanding Shares or (e) any combination of the foregoing (in each case, other than the Merger and other transactions contemplated by this Agreement, and irrespective of whether any such transaction is a single or multi-step transaction or series of transactions).

“Affiliate” or “affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Available Cash Election Amount” means the difference between (a) the product of the Mixed Cash Consideration multiplied by the total number of Shares (other than Shares to be cancelled in accordance with Section 2.1(c)) issued and outstanding immediately prior to the Effective Time, minus (b) the product of (x) the total number of Mixed Election Shares (it being understood, for the avoidance of doubt, that No Election Shares shall be deemed to be Mixed Election Shares for this purpose), multiplied by (y) the Mixed Cash Consideration, minus (c) the product of (i) the total number of Dissenting Shares as of immediately prior to the Effective Time multiplied by (ii) the Cash Election Consideration.

“beneficial ownership” has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Blue Sky Laws” means any state securities, “blue sky” or takeover law.

“Breakup Fee” means an amount, in cash, equal to $85,444,783.80.

“Business” means the business conducted by the Company and the Company Subsidiaries.

“Business Day” means any day (other than Saturday or Sunday) on which commercial banks banking in the County of New York, New York are not required or permitted by Law to close.

“Cash Election Amount” means the product of the number of Cash Election Shares multiplied by the Cash Election Consideration.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plans” means, other than Foreign Benefit Plans, all material “employee benefit plans” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and all material bonus, stock option, stock purchase, stock appreciation rights, restricted stock, stock-based or other equity-based, incentive, retention, profit-sharing, deferred compensation, vacation, paid time off, insurance, medical, welfare, fringe, retirement, retiree medical or life insurance, supplemental retirement, severance, termination or change in control or other benefit plans, programs or arrangements, and all material employment, consulting, termination, severance or other contracts or agreements, whether or not in writing and whether or not funded, to which the Company is a party, with respect to which the Company has or may have any obligation or which are maintained, contributed to or sponsored by the Company for the benefit of any current or former employee, officer, director or consultant of the Company.

“Company ESPP” means the Company’s Payroll Deduction Stock Purchase Plan, as amended.

“Company Material Adverse Effect” means any fact, change, event, development, condition, occurrence, circumstance, state of facts or effect that (i) is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) would, individually or in the aggregate, prevent or materially delay beyond the Outside Date the ability of the Company to consummate the Merger or the other transactions contemplated by this Agreement; provided, however, that none of the following will be deemed in themselves, either alone or in combination, to constitute, and that none of the following will be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (a) any change generally affecting the global economy, financial markets or political, economic or regulatory conditions in any geographic region in which the Company conducts business; (b) changes in financial, credit or capital market conditions, including interest rates or exchange rates; (c) any change generally affecting the industries in which the Company and any Company Subsidiary operates; (d) any change primarily caused by the execution, announcement or pendency of the transactions contemplated hereby, including any litigation or any loss or threatened loss of, or disruption or threatened disruption in, the relationship of the Company and the Company Subsidiaries with respect to their respective customers, employees, labor unions, financing sources, suppliers, strategic partners or similar relationships, in each case, primarily resulting from the execution, announcement or pendency of the transactions contemplated hereby; (e) any change primarily caused by the Company’s compliance with the express terms of this Agreement or actions taken at Parent’s express request pursuant to this Agreement; (f) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or any material worsening of such conditions threatened or existing as of the date of this Agreement; (g) any hurricane, earthquake, flood, or other natural disasters or acts of God; (h) changes in Laws after the date hereof; (i) changes in GAAP after the date hereof; or (j) any failure by the Company to meet any published or internally prepared estimates of revenues, earnings or other economic performance for any period ending on or after the date of this Agreement (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect to the extent that such facts and circumstances are not otherwise described in clauses (a)-(i) of this definition); provided, that, the exceptions in clauses (a) through (c) and (f) through (i) will be taken into account for purposes of determining whether there has been or will be, a Company Material Adverse Effect if such change, effect, event, occurrence or development has had or would reasonably be expected to have a material and disproportionate effect on the Company and the Company Subsidiaries, as a whole, compared to other companies operating in the industry in which the Company and the Company Subsidiaries operate.

“Company Registered Intellectual Property” means all Intellectual Property Rights that are owned by the Company or any of the Company Subsidiaries and are the subject of an application, certificate, filing or registration issued, filed with, or recorded by any Governmental Entity.

“Company Significant Subsidiary” means each Company Subsidiary set forth on Section 8.4(a) of the Company Disclosure Schedule.

“Company Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock and Company Preferred Stock entitled to vote upon the adoption of this Agreement at the Company Stockholder Meeting, voting together as a single class and on an as-converted to Company Common Stock basis.

“Competition Law” means any domestic or foreign antitrust, competition and merger control law or regulation that is applicable to the transactions contemplated by this Agreement.

“Contracts” means any contract, agreement, indenture, note, loan, mortgage, bond, license, sublicense, letter of intent, memorandum of understanding, lease or any other legally binding commitment, plan or other arrangement, whether oral or written.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by Contract or credit arrangement or otherwise.

“Debt Commitment Letters” means (i) the senior unsecured revolving credit facility commitment letter and (ii) the senior unsecured delayed-draw term loan facility commitment letter, in each case, dated as of the date hereof, between Parent, on the one hand, and BNP Paribas Securities Corp., BNP Paribas and The Bank of Nova Scotia, on the other hand, in each case as amended, supplemented or replaced in compliance with this Agreement or as required by Section 5.17 following a Financing Failure Event pursuant to which the financial institutions party thereto have agreed, subject only to the applicable Financing Conditions (and, in the case of the senior unsecured revolving credit facility commitment letter, subject to Parent not obtaining the requisite consents to its existing credit facilities referenced in the senior unsecured revolving credit facility commitment letter), to provide or cause to be provided the debt financing set forth therein for the purposes of financing the transactions contemplated hereby, including (i) the payment of the aggregate Merger Consideration and Company Equity Award Payments to which holders of Shares and Company Equity Awards will be entitled pursuant to this Agreement and (ii) the repayment of the indebtedness contemplated by Sections 5.17(a) and 5.17(b).

“Debt Fee Letters” means the fee letters, dated as of the date hereof and delivered in connection with the Debt Commitment Letters, as amended, supplemented or replaced in compliance with this Agreement or as required by Section 5.17.

“Debt Financing” means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letters, and including any other related loans, credit facilities or debt financings incurred in connection with the transactions contemplated by this Agreement.

“Environmental Laws” means any and all international, federal, state, local or foreign Laws, statutes, ordinances, regulations, treaties, policies, guidance, rules, judgments, orders, writs, court decisions or rule of common law, stipulations, injunctions, consent decrees, permits, restrictions and licenses, which (a) regulate or relate to the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the health and safety of Persons or property, including protection of the health and safety of employees; or (b) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601, et seq., as amended, or any other law of similar effect.

“Environmental Permits” means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

“Equity Award Consideration” means an amount equal to the sum of (i) the Mixed Cash Consideration and (ii) the Mixed Stock Consideration Value.

“Equity Interest” means any share, capital stock, partnership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity which, together with such entity, would be treated as a single employer under Section 414(b), (c) or (m) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Existing Credit Facilities” means the credit facilities set forth in the Second Amended and Restated Credit Agreement, dated as of March 28, 2014, by and among the Company, the guarantors party thereto, the financial institutions party thereto as lenders, Wells Fargo Bank, National Association, as administrative agent and the other parties thereto, as amended, supplemented or otherwise modified from time to time and in effect as of the date hereof.

“Expense Fee” means an amount equal to the reasonable and documented out-of-pocket expenses actually incurred by Parent and its Subsidiaries in connection with this Agreement (including its negotiation) and the transactions contemplated by this Agreement, in an amount not to exceed $15.0 million.

“Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Proxy Statement, the filing of any required notices under the HSR Act or foreign Competition Law, investment, trade regulation or similar Laws, or in connection with other regulatory approvals, any filings with the SEC, any solicitation of stockholder approvals and all other matters related to the transactions contemplated by this Agreement.

“Financing Conditions” means with respect to the Debt Financing, the conditions precedent set forth in the applicable “Conditions Precedent” Annexes of the Debt Commitment Letters.

“Financing Failure Event” means any of the following (a) the commitments with respect to all or any portion of the Debt Financing expiring or being terminated, (b) for any reason, all or any portion of the Debt Financing becoming unavailable or (c) a breach or repudiation by any party to the Debt Commitment Letters, in any such case in the foregoing clauses (a), (b) or (c), if such event would reasonably be expected to affect the timely availability of, or the amount of, the Debt Financing, or the ability of Parent to consummate the Merger in accordance with the terms of the Parent Credit Agreement.

“Financing Sources” means BNP Paribas and The Bank of Nova Scotia, together with any additional financing sources that join or become parties to the Debt Commitment Letters or provide any related loans, credit facilities or debt financings in connection with the transactions contemplated by this Agreement, together in each case with their affiliates and the current, former or future officers, directors, employees, partners, trustees, shareholders, equityholders, managers, members, limited partners, controlling persons, agents and representatives of each of them and the successors and assigns of the foregoing Persons; provided, however, that none of Parent, its affiliates and the current, former or future officers, directors, employees, partners, trustees, shareholders, equityholders, managers, members, limited partners, controlling persons, agents and representatives of each of them and the successors and assigns of the foregoing Persons shall be Financing Sources.

“Foreign Benefit Plans” means benefit plans that are comparable to Company Benefit Plans that are maintained for the benefit of any current or former employee, officer or director of the Company or any Company Subsidiaries who is located primarily in a country other than the United States and/or their dependents or that are subject to the laws of any jurisdictions other than the United States, excluding any benefit plan mandated or pursuant to which the Company or its Subsidiaries is required to contribute, in either case, under applicable Law.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Government Bid” means any outstanding or pending quotation, bid or proposal made by the Company, which, if accepted or awarded, would lead to a Government Contract.

“Government Contract” means any prime contract, subcontract, facility contract, teaming agreement or arrangement, joint venture, basic ordering agreement, blanket purchase agreement, pricing agreement, letter contract, contract awarded under the Federal Supply Schedule program, individual purchase order, task order or delivery order or other Contract, between the Company, a Company Subsidiary, Parent or a Parent Subsidiary on one hand, and, on the other hand (a) any Governmental Entity, (b) any prime contractor of a Governmental Entity in its capacity as a prime contractor or (c) any subcontractor (or lower tier subcontractor at any tier) in connection with or with respect to any contract of a type described in clauses (a) or (b) immediately above.

“Governmental Entity” means (i) any national, supranational, federal, state, county, municipal, local or foreign government, or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, (ii) any public international organization (such as the World Bank or the United Nations) and (iii) any department, agency, or instrumentality thereof, including any company, business, enterprise or other entity owned or controlled, in whole or in part, by any government, including any court.

“Government Official” means (a) any official, officer, employee, representative or any person acting in an official capacity for or on behalf of any Governmental Entity, (b) any political party or party official or candidate for political office or (c) any official, officer, employee, representative, or any person acting in an official capacity for or on behalf of any public international organization or any department or agency thereof.

“group” has the meaning ascribed to in the Exchange Act, except where the context otherwise requires.

“Hazardous Substances” means any pollutant, chemical, substance, and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, or any infectious agent or biological material, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including without limitation, any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, mold, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property Rights” means all (a) U.S. and foreign patents and patent applications and disclosures relating thereto (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications, as well as all related foreign patent and patent applications that are counterparts to such patents and patent applications, (b) U.S. and foreign trademarks, service marks, trade dress, logos, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) U.S. and foreign copyrights and rights under copyrights, whether registered or unregistered, and any registrations and applications for registration thereof, (d) rights in software, databases and data collections (including knowledge databases, customer lists and customer databases) under the laws of the United States or any other jurisdiction, whether registered or unregistered, and any applications for registration therefor, (e) trade secrets and other rights in know-how and confidential or proprietary information deriving economic value from the secret nature of the information, and (f) URL and Internet domain name registrations.

“Intervening Event” means, with respect to the Company, any material fact, change, event, development, condition, occurrence, circumstance, state of facts or effect that (i) first occurred or arose after the date of this Agreement and prior to the Company Stockholder Meeting, (ii) was not known to, or reasonably foreseeable by, any member of the Company Board, as of or prior to the date of this Agreement and (iii) did not result from or arise out of the announcement or pendency of the transactions contemplated by this Agreement or the breach of this Agreement by the Company; provided, however, that in no event shall the following be taken into account in determining if there has occurred an Intervening Event: (A) the receipt, existence, or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof or any inquiry, proposal, offer, or transaction from any third party relating to an Acquisition Proposal (which, for the purposes of this Intervening Event definition, shall be read without reference to the percentage thresholds set forth in the definition thereof), (B) any changes in the market price or trading volume of Parent Shares (however, the underlying reasons for such events may constitute an Intervening Event), (C) any action taken (or refrained from being taken) by any party hereto pursuant to and in compliance with such party’s express obligations under this Agreement, or the consequences of any such action, (D) the timing of any consents, registrations, approvals, permits, clearances or authorizations required to be obtained prior to the Effective Time in connection with this Agreement or (E) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (however, the underlying reasons for such events may constitute an Intervening Event).

“IRS” means the United States Internal Revenue Service.

“knowledge” of a Person means, with respect to the Company, the actual knowledge of each of the executive officers set forth on Section 8.4(b) of the Company Disclosure Schedule, and, with respect to the Parent and Merger Sub, the actual knowledge of each of the executive officers set forth on Section 8.4(b) of the Parent Disclosure Schedule.

“Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, executive order, treaty, convention, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Liabilities” or “liabilities” means any and all debts, liabilities, guarantees, assurances, commitments and obligations, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due and whenever or however arising.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, restriction, charge, option, lease, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Material Current Company Government Contract” shall mean each Government Contract that is reasonably expected to generate revenue for the Company or a Company Subsidiary, as applicable, in excess of $5,000,000 in the Company’s current fiscal year or any past or future fiscal year and the period of performance of which has not yet expired or been terminated, for which final payment has not yet been received or which remains subject to audit.

“Material Current Parent Government Contract” shall mean each Government Contract that is reasonably expected to generate revenue for the Parent or a Parent Subsidiary, as applicable, in excess of $5,000,000 in the Parent’s current fiscal year or any past or future fiscal year and the period of performance of which has not yet expired or been terminated, for which final payment has not yet been received or which remains subject to audit.

“Mixed Stock Consideration Value” means the product of (i) the Mixed Stock Consideration and (ii) the Parent Share VWAP.

“Non-Party Affiliates” means, with respect to the Financing Sources, their respective affiliates and their and their respective affiliates’ current, former and future officers, directors, employees, partners, trustees, shareholders, equityholders, managers, members, limited partners, controlling persons, agents and representatives, and the successors and assigns of the foregoing Persons.

“NYSE” means the New York Stock Exchange.

“Order” means any injunction, judgment, decree, ruling or other order issued by a Governmental Entity of competent jurisdiction or any Contract settling any actual or threatened Proceeding.

“Parent Credit Agreement” means the Amended and Restated Credit Agreement, dated as of February 7, 2014, among Parent, the subsidiaries of Parent from time to time party thereto, Bank of America, N.A., as administrative agent, and the other financial institutions from time to time party thereto, as amended, restated, supplemented or otherwise modified from time to time.

“Parent Material Adverse Effect” means any fact, change, event, development, condition, occurrence, circumstance, state of facts or effect that (i) is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, financial condition, assets, liabilities or results of operations of the Parent and its Subsidiaries, taken as a whole, or (ii) would, individually or in the aggregate, prevent or materially delay beyond the Outside Date the ability of the Parent to consummate the Merger or the other transactions contemplated by this Agreement; provided, however, that none of the following will be deemed in themselves, either alone or in combination, to constitute, and that none of the following will be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect: (a) any change generally affecting the global economy, financial markets or political, economic or regulatory conditions in any geographic region in which the Parent conducts business; (b) changes in financial, credit or capital market conditions, including interest rates or exchange rates; (c) any change generally affecting the industries in which Parent and any Parent Subsidiary operates; (d) any change primarily caused by the execution, announcement or pendency of the transactions contemplated hereby, including the Merger, including any litigation or any loss or threatened loss of, or disruption or threatened disruption in, the relationship of Parent and the Parent Subsidiaries with respect to their respective customers, employees, labor unions, financing sources, suppliers, strategic partners or similar relationships, in each case, resulting primarily resulting from the execution, announcement or pendency of the transactions contemplated hereby; (e) any change primarily caused by Parent’s compliance with the express terms of this Agreement or actions taken at the Company’s express request pursuant to this Agreement;

(f) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or any material worsening of such conditions threatened or existing as of the date of this Agreement; (g) any hurricane, earthquake, flood, or other natural disasters or acts of God; (h) changes in Laws after the date hereof; (i) changes in GAAP after the date hereof; or (j) any failure by Parent to meet any published or internally prepared estimates of revenues, earnings or other economic performance for any period ending on or after the date of this Agreement (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Parent Material Adverse Effect to the extent that such facts and circumstances are not otherwise described in clauses (a)-(i) of this definition); provided, that, the exceptions in clauses (a) through (c) and (f) through (i) will be taken into account for purposes of determining whether there has been or will be, a Parent Material Adverse Effect if such change, effect, event, occurrence or development has had or would reasonably be expected to have a material and disproportionate effect on Parent and the Parent Subsidiaries, as a whole, compared to other companies operating in the industry in which Parent and the Parent Subsidiaries operate.

“Parent Shares” mean the common stock, par value $1.00 of Parent.

“Parent Share VWAP” means the volume weighted average trading price of Parent Shares on the NYSE, calculated to four decimal places and determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, for the ten (10) consecutive trading days ending on the third complete trading day prior to (and excluding) the Closing Date as reported by Bloomberg, L.P. (or, if not reported therein, in another authoritative source mutually selected by the parties).

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which appropriate reserves are reflected, in accordance with GAAP, on the most recent consolidated balance sheet of the Company included in the Company Financial Statements, (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or other encumbrances arising by operation of Law in the ordinary course of business consistent with past practice for amounts not yet past due and payable, (c) non-exclusive licenses of tangible property or Intellectual Property Rights, (d) Liens that do not detract from the value and do not interfere with any present or intended use of such property or assets, in any material respect, and (e) Liens listed on Section 8.4(c) of the Company Disclosure Schedule.

“Person” or “person” means a natural person, partnership, corporation, limited liability company, legal entity, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Proceeding” means any suit, claim, action, charge, complaint, examination, hearing, arbitration, investigation or other proceeding, whether civil, criminal, administrative or investigative.

“Proxy Statement/Prospectus” means the definitive proxy statement/prospectus (including any amendment or supplement thereto) included in the Registration Statement relating to the matters to be submitted to Company stockholders for approval at the Company Stockholder Meeting, which will also be used as a prospectus of Parent with respect to the issuance of Parent Shares in connection with the Merger.

“Registration Statement” means the registration statement on Form S-4, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by Parent under the Securities Act registering the Parent Shares to be issued in connection with the Merger.

“Securities Act” means the Securities Act of 1933.

“Senior Notes” means the 10% senior second lien notes due 2020 issued by the Company pursuant to the Senior Notes Indenture.

“Senior Notes Indenture” means the Indenture, dated as of April 28, 2017, by and among the Company and Wilmington Trust, National Association, as trustee, as amended, supplemented or otherwise modified from time to time.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Superior Proposal” means a bona fide written Acquisition Proposal (except the references therein to “20%” will be replaced by “more than 50%”) made by a third party and that was not obtained as a result of any violation of Section 5.4, in any material respect, that the Company Board has determined in its good faith judgment, after consultation with the Company’s outside legal counsel and financial advisors, (i) would, if consummated, result in a transaction that is more favorable to the Company’s stockholders, from a financial point of view, than the Merger (after giving effect to all adjustments to any revised terms proposed by Parent pursuant to Section 5.4(e) and considering the likelihood and timing of consummation, the identity of the third party making such proposal, the type of consideration offered by such third party, and the legal, financial, conditionality, financing, regulatory and other aspects of such proposal) and (ii) is not subject to any due diligence investigation or financing condition and is fully financed with available cash on hand or otherwise fully backed by written financing commitments that are in full force and effect.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs or imposts in the nature of a tax imposed by any Governmental Entity, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security (or similar), workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, additions to tax or additional amounts imposed with respect thereto.

“Tax Return” means any report, return, statement, certificate, claim for refund, election, estimated tax filing, declaration or other document filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule, information statement or attachment thereto, and including any amendments thereof.

“Treasury Regulations” means the regulations in force as final or temporary that have been issued by the U.S. Department of Treasury pursuant to its authority under the Code and any successor regulations.

“Triggering Event” will be deemed to have occurred if: (a) the Company Board effects a Change of Board Recommendation (whether or not in compliance with Section 5.4); (b) the Company enters into any Alternative Acquisition Agreement; (c) the Company Board publicly recommends to its stockholders any Acquisition Proposal; (d) an Acquisition Proposal has been publicly disclosed (other than by the commencement of a tender offer or exchange offer) and the Company Board shall have failed to publicly reaffirm the Company Board Recommendation within five (5) Business Days after such disclosure; (e) a tender offer or exchange offer for the equity securities of the Company is commenced by a bona fide third party and the Company Board shall have failed to recommend against acceptance by the Company’s stockholders of such tender offer or exchange offer (including for these purposes, by taking any position contemplated by Rule 14e-2 under the Exchange Act other than recommending rejection of such tender offer or exchange offer) within ten (10) Business Days of such commencement; or (f) the Company Board formally resolves to take, authorizes or announces its intention to take any of the foregoing actions.

“Uncured Inaccuracy” with respect to a representation or warranty of a party to this Agreement as of a particular date will be deemed to exist only if such representation or warranty is inaccurate as of such date as if such representation or warranty were made as of such date; provided, however, that if such representation or warranty by its terms speaks as of the date of this Agreement or as of another particular date, then there will not be deemed to be an Uncured Inaccuracy in such representation or warranty unless such representation or warranty was inaccurate as of the date of this Agreement or such other particular date, as applicable.

8.5 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“2017 AIP and 2017 PBP Bonuses”	Section 5.9(e)

“2017 CAM Bonuses” “401(k) Plan”	Section 5.9(f) Section 5.9(h)

“Agreement”	Preamble

“Alternative Acquisition Agreement”	Section 5.4(a)(ii)

“Anti-Corruption Laws”	Section 3.6(c)

“Assumed Equity Award Exchange Ratio”	Section 2.5(d)

“Assumed Performance Stock Units” “Assumed Restricted Stock Unit”	Section 2.5(d) Section 2.5(d)

“BofA Merrill Lynch”	Section 3.24(a)

“Book-Entry Shares”	Section 2.3(a)

“Cash Election”	Section 2.1(a)

“Cash Election Consideration”	Section 2.1(a)

“Cash Election Share”	Section 2.2(a)

“Cash Fraction”	Section 2.2(d)(i)

“Certificate of Merger”	Section 1.2

“Certificates”	Section 2.3(a)

“Chancery Court”	Section 8.12(b)

“Change of Board Recommendation”	Section 5.4(d)

“Closing”	Section 1.2

“Closing Date”	Section 1.2

“Company”	Preamble

“Company Accelerated Equity Awards”	Section 2.5(a)

“Company Accelerated Equity Award Payments”	Section 2.5(b)

“Company Board”	Recitals

“Company Board Recommendation”	Recitals

“Company Bylaws”	Section 3.1(d)

“Company CBA”	Section 3.13(b)

“Company Charter”	Section 3.1(d)

“Company Common Stock”	Recitals

“Company Data” “Company Disclosure Schedule”	Section 3.17(f) Article 3

“Company ESPP Ending Date”	Section 2.5(e)

“Company Equity Plans”	Section 2.5(a)

“Company Financial Statements”	Section 3.7(a)

“Company IT Systems”	Section 3.17(g)

“Company Material Contract”	Section 3.14(a)

“Company Material Intellectual Property”	Section 3.17(b)

“Company Options”	Section 2.5(a)

“Company Owned Intellectual Property”	Section 3.17(c)

“Company Permits” “Company Phantom Awards”	Section 3.6(a) Section 2.5(a)

“Company Accelerated Performance Stock Units” “Company Accelerated Restricted Stock Units” “Company Assumed Performance Stock Units” “Company Assumed Restricted Stock Units”	Section 2.5(a) Section 2.5(a) Section 2.5(d) Section 2.5(d)

“Company Preferred Stock”	Recitals

“Company Representatives”	Section 5.3(a)

“Company Restricted Shares” “Company Restricted Stock Units”	Section 2.5(a) Section 2.5(d)

“Company SEC Documents”	Section 3.7(a)

“Company Stock Appreciation Rights”	Section 2.5(a)

“Company Stockholder Meeting”	Section 5.5(b)

“Company Subsidiary”	Section 3.1(c)

“Company Top Customers”	Section 3.14(a)(iii)

“Company Top Suppliers”	Section 3.14(a)(iv)

“Confidentiality Agreement”	Section 5.3(a)

“Company Employee Agreements” “Continuing Employees”	Section 5.9(d) Section 5.9(a)

“Credit Suisse”	Section 3.24(b)

“D&O Insurance” “Data Protection Program” “DCAA”	Section 5.10(c) Section 3.17(f) Section 3.22(g)

“DGCL”	Recitals

“Dissenting Shares” “Divestiture Action”	Section 2.4 Section 5.6(b)

“Effective Time”	Section 1.2

“Election Deadline”	Section 2.2(c)

“Election Form”	Section 2.2(a)

“Electronic Delivery”	Section 8.13

“Exchange Agent”	Section 2.3(a)

“Exchange Fund”	Section 2.3(a)

“Event”	Section 7.1(f)

“Fractional Share Consideration”	Section 2.1(a)

“Hazardous Substance Matters” “Insurance Policies”	Section 3.16(b) Section 3.19

“Intervening Event Notice Period”	Section 5.4(f)(i)

“Leased Real Property” “Mailing Date”	Section 3.21(a) Section 2.2(a)

“Merger”	Recitals

“Merger Consideration”	Section 2.1(a)

“Merger Sub”	Preamble

“Merger Sub Common Stock”	Section 2.1(d)

“Mixed Cash Consideration”	Section 2.1(a)

“Mixed Election”	Section 2.1(a)

“Mixed Election Consideration”	Section 2.1(a)

“Mixed Election Share”	Section 2.2(a)

“Mixed Stock Consideration”	Section 2.1(a)

“No Election Shares”	Section 2.2(c)

“Non-Union Continuing Employees”	Section 5.9(a)

“Notice Period”	Section 5.4(e)(i)

“OFAC”	Section 3.23(a)

“Outside Date”	Section 7.1(e)

“Owned Real Property”	Section 3.21(b)

“Parent”	Preamble

“Parent Capitalization Date”	Section 4.2(a)

“Parent Disclosure Schedule”	Article 4

“Parent Financial Statements”	Section 4.6(a)

“Parent Governing Documents”	Section 4.1(c)

“Parent Preferred Stock”	Section 4.2(a)

“Parent Representatives”	Section 5.3(a)

“Parent SEC Documents”	Section 4.6(a)

“Parent Subsidiary” “Parent 125 Plan”	Section 4.1(b) Section 5.9(i)

“Preferred Certificate of Designation”	Recitals

“Preferred Stockholder Approval”	Recitals

“Representatives”	Section 5.3(a)

“Sanctioned Areas”	Section 3.23(b)

“Sanctioned Party”	Section 3.23(b)

“Sarbanes-Oxley Act”	Section 3.7(a)

“SEC” “Section 16”	Section 3.5 Section 5.13

“Service Providers”	Section 3.12(h)

“Shares”	Recitals

“Significant M&A Transaction”	Section 3.14(a)(ix)

“Stock Election”	Section 2.1(a)

“Stock Election Consideration”	Section 2.1(a)

“Stock Election Share”	Section 2.2(a)

“Support Agreement”	Recitals

“Surviving Corporation”	Section 1.1(a)

“Trade Controls”	Section 3.23(a)

8.6 Headings. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

8.7 Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by reason of any rule of Law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

8.8 Entire Agreement. This Agreement (together with the Exhibits, Parent Disclosure Schedules and Company Disclosure Schedules and the other documents delivered pursuant hereto), the Support Agreement and the Confidentiality Agreement constitute the entire agreement of the parties hereto and supersede all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof.

8.9 Parties in Interest. This Agreement will be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or will confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement except for the individuals referenced in Section 5.10. Notwithstanding anything to the contrary, the Financing Sources will be express third-party beneficiaries of this Section 8.9 and Sections 7.3, 8.12 and 8.15 and each of such Sections shall expressly inure to the benefit of the Financing Sources and the Financing Sources shall be entitled to rely on and enforce the provisions of such Sections.

8.10 Assignment. This Agreement will not be assigned by any party hereto by operation of Law or otherwise without the prior written consent of the other parties hereto; provided, that Parent or Merger Sub may assign any of their respective rights and obligations to any direct or indirect Parent Subsidiary prior to the mailing of the Proxy Statement (so long as such assignment does not give rise to any withholding Tax under Section 2.3(g)), but no such assignment will relieve Parent or Merger Sub, as the case may be, of its obligations hereunder.

8.11 Mutual Drafting; Interpretation. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Except as otherwise expressly provided herein, any Law defined or referred to herein will refer to such Law as amended and the rules and regulations promulgated thereunder. Unless otherwise specifically provided for herein, the term “or” will not be deemed to be exclusive.

8.12 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware, and any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, in any way relating to this Agreement or any of the transactions contemplated by this Agreement shall also be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Notwithstanding the foregoing, each party hereto agrees, except as specifically set forth in the Debt Commitment Letters, that any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of Law or conflict of Laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (the “Chancery Court”),

or, if the Chancery Court lacks subject matter jurisdiction of the action or proceeding, the Superior Court of the State of Delaware (Complex Commercial Division), or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested only in the federal courts of the United States of America, the United States District Court for the District of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereto hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such court, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.3. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law. Notwithstanding anything herein to the contrary, each of the parties hereto agrees (i) that any action of any kind or nature, whether at law or equity, in contract, in tort or otherwise, against any of the Financing Sources in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York and any appellate court thereof and each party hereto submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (ii) not to bring or permit any of its affiliates or representatives to bring or support anyone else in bringing any such action in any other court, (iii) that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law, (iv) that the laws described in the last sentence of Section 8.12(a) shall govern any such action and (v) to waive and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH (INCLUDING THE DEBT COMMITMENT LETTERS) OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING THE DEBT FINANCING OR ANY LEGAL PROCEEDING INVOLVING OR AGAINST THE FINANCING SOURCES). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12(c).

8.13 Counterparts; Electronic Delivery. This Agreement may be executed and delivered, including by e-mail of an attachment in Adobe Portable Document Format or other file format based on common standards (“Electronic Delivery”), in any number of counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered will be deemed to be an original but all of which taken together will constitute one and the same agreement. Any such counterpart, to the extent delivered using Electronic Delivery will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party will raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

8.14 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically enforce the terms and provisions hereof in any court referred to in Section 8.12(b), this being in addition to any other remedy to which they are entitled at Law or in equity. Each party hereto further agrees that, in the event of any action for specific performance in respect of such breach or violation, it will not assert the defense that a remedy at law would be adequate or that the consideration reflected in this Agreement was inadequate or that the terms of this Agreement were not just and reasonable.

8.15 No Recourse to Financing Sources.

(a) Notwithstanding anything to the contrary contained herein, except as provided in Section 8.15(b), the Company (on behalf of itself and its Affiliates and each officer, director, employee, member, manager, partner, controlling person, advisor, attorney, agent and representative thereof (as each of the foregoing is determined prior to the Closing Date)):

i. hereby waives any claims or rights against any Financing Source, and agrees that the Financing Sources shall have no liability, relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letters and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise arising prior to the Closing Date;

ii. hereby agrees not to commence prior to the Closing Date any suit, action or proceeding against any Financing Source in connection with this Agreement, the Debt Financing, the Debt Commitment Letters and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise; and

iii. hereby agrees to cause any suit, action or proceeding asserted against any Financing Source prior to the Closing Date by or on behalf of the Company, any of its Affiliates or any officer, director, employee, member, manager, partner, controlling person, advisor, attorney, agent and representative thereof (as each of the foregoing is determined prior to the Closing Date) in connection with this Agreement, the Debt Financing, the Debt Commitment Letters and the transactions contemplated hereby and thereby to be dismissed or otherwise terminated.

(b) The provisions of Section 8.15(a) shall not apply to any claims or rights, suit, action or proceeding against any Financing Sources relating to or arising out of any Contract (other than this Agreement, the Debt Commitment Letter or any Contract entered into in connection with or in contemplation of the Merger, the Debt Financing and the transactions contemplated hereby and thereby) to which any of the Company or its Affiliates and each officer, director, employee, member, manager, partner, controlling person, advisor, attorney, agent and representative thereof, on the one hand, and any of the Financing Parties, on the other hand, are, were or may become parties or third party beneficiaries.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

JACOBS ENGINEERING GROUP INC.

By:	/s/ Robert Pragada
Name: Robert Pragada
Title: President of Buildings and Infrastructure

BASKETBALL MERGER SUB INC.

By:	/s/ Michael J. Bante
Name: Michael J. Bante
Title: Secretary

[Signature Page to Agreement and Plan of Merger]

CH2M HILL COMPANIES, LTD.

By:	/s/ Jacqueline Hinman
Name: Jacqueline Hinman
Title: Chairman and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CH2M HILL COMPANIES, LTD.

FIRST: The name of the Corporation is: CH2M HILL Companies, Ltd.

SECOND: The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporate Law (“DGCL”).

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, $0.001 par value per share.

The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

FIFTH: In furtherance of and not in limitation of powers conferred by statute, it is further provided:

1.	The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

2.	Election of directors need not be by written ballot.

3.	The Board of Directors is expressly authorized to adopt, amend, alter or repeal the By-Laws of the Corporation.

SIXTH: Except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment. If the DGCL is amended after the Filing Date to authorize corporate action further eliminating or limiting the personal liability of directors of the Corporation, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

SEVENTH:

(a) To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) such directors and officers (and any other persons to which the DGCL or other applicable state law permits the Corporation to provide indemnification) who are made or threatened to be made a party to an action or proceeding whether criminal, civil, administrative or investigative, by reason of the fact that he/she, his/her testator or intestate is or was a director, officer, employee or agent of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer, employee or agent at the request of the Corporation or any predecessor to the Corporation to the same extent as permitted by law, through bylaw provisions, agreements with such agents or other persons, vote of

A-A-1

stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL or other applicable state law, subject only to limits created by the DGCL or other applicable state law (statutory or non-statutory), with respect to actions for breach of duty to a company, its stockholders, and others.

(b) Neither any amendment nor repeal of this Article SEVENTH, nor the adoption of any provision of the Corporation’s Certificate of Incorporation inconsistent with this Article SEVENTH, shall (i) eliminate or reduce the effect of this Article SEVENTH in respect of any matter occurring or any action or proceeding accruing or arising or that, but for this Article SEVENTH, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision, or (ii) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or other agent occurring prior to, such amendment, repeal or modification.

(c) The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

A-A-2

EXHIBIT B

CERTIFICATE OF MERGER

for the merger of

Basketball Merger Sub Inc.

with and into

CH2M HILL Companies, Ltd.

Pursuant to Section 251 of the

General Corporation Law of the State of Delaware

CH2M HILL Companies, Ltd., a Delaware corporation, DOES HEREBY CERTIFY:

First: That the name and state of incorporation of each of the constituent corporations in the merger (the “Merger”) is as follows:

Name	State of Incorporation

Basketball Merger Sub Inc.	Delaware

CH2M HILL Companies, Ltd.	Delaware

Second: That an agreement and plan of merger, dated as of [•], 2017 (the “Merger Agreement”), has been approved, adopted, executed and acknowledged by each of the constituent corporations in accordance with the requirements of Section 251 (and, with respect to Basketball Merger Sub Inc., by the written consent of its sole stockholder in accordance with Section 228) of the General Corporation Law of the State of Delaware.

Third: That the name of the corporation surviving the Merger is CH2M HILL Companies, Ltd. (the “Surviving Corporation”).

Fourth: The certificate of incorporation of CH2M HILL Companies, Ltd. as in effect immediately prior to the Merger shall be amended and restated to read in its entirety as set forth on Exhibit A attached hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation.

Fifth: That the executed Merger Agreement is on file at the office of the Surviving Corporation. The address of such office is 9191 South Jamaica Street, Englewood, Colorado 80112.

Sixth: A copy of the Merger Agreement will be provided, upon request and without cost, to any stockholder of either constituent corporation.

IN WITNESS WHEREOF, CH2M HILL Companies, Ltd. has caused this Certificate of Merger to be executed by its duly authorized officer this          day of                                 , 2017.

CH2M HILL COMPANIES, LTD.

By:
Name:
Title:

[Signature Page to Certificate of Merger]

A-B-1

Annex B

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”), is dated as of August 1, 2017, by and among Jacobs Engineering Group, Inc., a Delaware corporation (“Parent”), Basketball Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the stockholder of CH2M HILL Companies, Ltd. (the “Company”) listed on the signature pages hereto (the “Stockholder”). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

WITNESSETH:

WHEREAS, concurrently herewith, Parent, Merger Sub and the Company are entering into an Agreement and Plan of Merger, dated as of August 1, 2017 (the “Merger Agreement”), providing for, among other things and subject to the terms and conditions of the Merger Agreement, the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger.

WHEREAS, as of the date hereof, the Stockholder is the record and beneficial owner of the number of shares of Company Common Stock and Company Preferred Stock set forth on Exhibit A hereto (together with such additional shares of Company Common Stock and Company Preferred Stock that become beneficially owned (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) by the Stockholder, whether upon the exercise of options, conversion of convertible securities or otherwise, after the date hereof, the “Owned Shares”).

WHEREAS, as a condition to each of Parent’s and Merger Sub’s willingness to enter into and perform its obligations under the Merger Agreement, each of Parent and Merger Sub has required that the Stockholder agree, and the Stockholder has agreed, to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the premises, representations, warranties, covenants and agreements set forth in this Agreement and for other good and valuable consideration given to each party hereto, the receipt of which is hereby acknowledged, the parties agree as follows:

ARTICLE 1

STOCKHOLDER CONSENT; AGREEMENT TO VOTE AND IRREVOCABLE PROXY

SECTION 1.1 Agreement to Vote. The Stockholder hereby irrevocably and unconditionally agrees that, from the date hereof until the earlier of (a) the time that the Company Stockholder Approval has been obtained and (b) termination of this Agreement in accordance with Section 5.1 (the “Agreement Term”), it shall (i) take all such actions as may be required to cause each Owned Share to be present, in person or by proxy, at any meeting of the stockholders of the Company, however called, in connection with the Merger Agreement or other transactions contemplated by the Merger Agreement for the purposes of determining the presence of a quorum (including at any adjournments or postponements thereof, each a “Company Stockholder Meeting”) and (ii) at any Company Stockholder Meeting vote (or cause to be voted), to the extent entitled to vote thereon, all of its Owned Shares:

(a) in favor of (A) approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger and (B) the approval of any proposal to adjourn or postpone such meeting to a later date if there are not sufficient votes for adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger; and

(b) against (A) any Acquisition Proposal, (B) any action that would reasonably be expected to result in a breach of or failure to perform, in any material respect, any representation, warranty, covenant or agreement of the Company under the Merger Agreement or of the Stockholder under this Agreement, (C) any action that would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the consummation of the Merger or the other transactions contemplated by the Merger Agreement (in contravention of the terms and conditions of the Merger Agreement), (D) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, material business transaction, sale of assets, reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any Company Subsidiary, or any other action or transaction involving the Company and (E) any amendment of the Company’s organizational documents that would reasonably be expected to materially impair the ability of Parent or Merger Sub to complete the Merger, or that would or would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the consummation of the Merger.

Anything herein to the contrary notwithstanding, this Section 1.1 shall not require the Stockholder to be present (in person or by proxy) or vote (or cause to be voted) any of its Owned Shares to amend the Merger Agreement or take any action that results or would reasonably be expected to result in the amendment or modification, or a waiver of a provision therein, in any such case, in a manner that (i) decreases the amount or changes the form of the Merger Consideration, (ii) imposes any material restrictions on or additional conditions on the payment of the Merger Consideration to stockholders of the Company and/or (iii) imposes any material restrictions or obligations on the Stockholder.

SECTION 1.2 Other Voting Rights. For the avoidance of doubt, except as expressly set forth in this Agreement, nothing in this Agreement shall limit the right of the Stockholder to vote in favor of, against, or abstain with respect to any matter presented to the Company’s stockholders not addressed by this Agreement.

SECTION 1.3 Grant of Irrevocable Proxy. The Stockholder hereby irrevocably appoints Parent and any designee of Parent, and each of them individually, as the Stockholder’s proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote at any annual or special meeting of stockholders at which any of the matters described in Section 1.1 is to be considered during the Agreement Term, with respect to the Owned Shares as of the applicable record date, in each case solely to the extent and in the manner specified Section 1.1; provided, however, that the Stockholder’s grant of the proxy contemplated by this Section 1.3 shall be effective if, and only if, the Stockholder has not delivered to the Secretary of the Company, at least two (2) Business Days prior to the applicable meeting, a duly executed irrevocable proxy card directing that the Owned Shares be voted in accordance with Section 1.1. This proxy, if it becomes effective, is given to secure the performance of the duties of the Stockholder under this Agreement, and its existence will not be deemed to relieve the Stockholder of its obligations under this Agreement. This proxy shall only expire and be deemed revoked automatically at the expiration of the Agreement Term.

SECTION 1.4 Nature of Irrevocable Proxy. The proxy and power of attorney granted pursuant to Section 1.3 by the Stockholder is irrevocable during the Agreement Term, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by the Stockholder with regard to the Stockholder’s Owned Shares and the Stockholder acknowledges that the proxy constitutes an inducement for Parent and Merger Sub to enter into the Merger Agreement. The power of attorney granted by the Stockholder is a durable power of attorney and shall survive the bankruptcy, dissolution, death or incapacity of the Stockholder.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder hereby represents and warrants to Parent and Merger Sub as of the date of this Agreement and as of the Company Stockholder Meeting as follows:

SECTION 2.1 Power; Due Authorization; Binding Agreement. The Stockholder has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by the Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate, partnership or other applicable action on the part of the Stockholder, and no other proceedings on the part of the Stockholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming the due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

SECTION 2.2 Ownership of Shares. On the date hereof, the Owned Shares set forth opposite the Stockholder’s name on Exhibit A hereto are owned beneficially and of record by the Stockholder. Other than restrictions in favor of Parent pursuant to this Agreement and except for such transfer restrictions of general applicability as may be provided under the Securities Act or the “blue sky” Laws of the various states of the United States, and any restrictions contained in the organizational documents of the Company, as of the date hereof the Stockholder has, and at any stockholder meeting of the Company held during the Agreement Term to vote regarding approval and adoption of the Merger Agreement, the Stockholder will have (except as otherwise permitted by this Agreement), sole voting power and sole dispositive power with respect to the matters set forth in Section 1.1 in respect of all of the Owned Shares of the Stockholder and no proxies have been given in respect of any or all of such Owned Shares other than proxies which have been validly revoked prior to the date hereof.

SECTION 2.3 No Conflict. The execution and delivery of this Agreement by the Stockholder does not, and the performance of the terms of this Agreement by the Stockholder will not, (a) require the consent or approval of, or any filing with, any other Person or Governmental Entity, (b) conflict with or violate any organizational document of the Stockholder, (c) conflict with or violate or result in any breach of, or default (with or without notice or lapse of time, or both) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on, any of the Owned Shares pursuant to, any Contract to which the Stockholder is a party or by which the Stockholder or any of the Owned Shares are bound or (d) violate any Law applicable to the Stockholder or any of its assets (including the Owned Shares), except for any of the foregoing which would not, individually or in the aggregate, prevent, materially delay or impair in any material respect the Stockholder’s ability to perform its obligations under this Agreement.

SECTION 2.4 Acknowledgment. The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

SECTION 2.5 Transaction Fee. The Stockholder has not employed any investment banker, broker or finder in connection with the transactions contemplated by the Merger Agreement who is entitled to any fee or any commission from Parent or the Company or any of their respective Subsidiaries in connection with or upon consummation of the Merger or any other transaction contemplated by the Merger Agreement.

SECTION 2.6 Actions and Proceedings. As of the date hereof, there are no (a) Proceedings pending or, to the knowledge of the Stockholder, threatened against the Stockholder or any of its assets or (b) outstanding Orders to which the Stockholder or any of its assets are subject or bound, in each case, which could reasonably be expect to, individually or in the aggregate, prevent, materially delay or impair in any material respect the Stockholder’s ability to perform its obligations under this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Each of Parent and Merger Sub hereby represents and warrants to the Stockholder as of the date of this Agreement and as of the Company Stockholder Meeting as follows:

SECTION 3.1 Power; Due Authorization; Binding Agreement. Each of Parent and Merger Sub has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or other applicable action on the part of Parent or Merger Sub, and no other proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

SECTION 3.2 No Conflict. The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of the terms of this Agreement by each of Parent and Merger Sub will not, (a) require the consent or approval of, or any filing with, any other Person or Governmental Entity, (b) conflict with or violate any organizational document of Parent or Merger Sub, (c) conflict with or violate or result in any breach of, or default (with or without notice or lapse of time, or both) under any Contract to which the Stockholder is a party or by which Parent or Merger Sub are bound or (d) violate any Law applicable to Parent or Merger Sub or any of their respective assets, except for any of the foregoing which would not, individually or in the aggregate, prevent, materially delay or impair in any material respect Parent or Merger Sub’s ability to perform its obligations under this Agreement.

ARTICLE 4

COVENANTS OF THE STOCKHOLDER

SECTION 4.1 Restriction on Transfer, Proxies and Non-Interference. The Stockholder hereby agrees, during the Agreement Term, not to, directly or indirectly, (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any Contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Owned Shares or any economic interest therein (any such action, a “Transfer”), (ii) grant any proxies or powers of attorney with respect to the Owned Shares of the Stockholder, deposit any such Owned Shares into a voting trust or enter into a voting agreement with respect to any such Owned Shares, in each case with respect to any vote on the approval and adoption of the Merger Agreement or any other matters set forth in Section 1.1 of this Agreement, (iii) acquire, offer or propose to acquire or agree to acquire, directly or indirectly, any additional securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) of the Company, (iv) form, join, encourage, influence, advise or in any way participate in any “group” (as such term is defined in Section 13(d)(3) of the Exchange Act) with any persons with respect to any securities of the Company or (v) commit or agree to take any of the foregoing actions during the Agreement Term; provided that, the foregoing notwithstanding, the following Transfers are permitted: (A) Transfers of Owned Shares to any Affiliate of the Stockholder who has agreed in writing (the form and substance of which is reasonably acceptable to Parent) to be bound by the terms of this Agreement; and (B) Transfers of Owned Shares with Parent’s prior written consent.

SECTION 4.2 Merger Agreement Obligations. The Stockholder (solely in the Stockholder’s capacity as such) agrees that it shall not, and shall not authorize or permit any investment banker, attorney or other advisor or representative to act on the Stockholder’s behalf to, directly or indirectly, (a) solicit, initiate, knowingly facilitate or knowingly encourage the submission of any Acquisition Proposal, (b) participate in any discussions or negotiations regarding an Acquisition Proposal with, or furnish any nonpublic information regarding an Acquisition Proposal to, any Person that has made or, to the Company’s knowledge, is seeking to make, an Acquisition Proposal, except to notify such Person as to the existence of the provisions of this Section 4.2 or (c) enter into any letter of intent, agreement, contract or agreement in principle regarding an Acquisition Proposal; provided that the foregoing shall not restrict the Stockholder, or any of the Stockholder’s directors, officers, employees, partners, managers, members or Affiliates, from taking any such actions on behalf of or as a representative of the Company if, at such time, the Company is permitted to engage in discussions or negotiations with such Person regarding an Acquisition Proposal pursuant to the Merger Agreement.

SECTION 4.3 No Limitations on Actions. Parent expressly acknowledges that the Stockholder is entering into this Agreement solely in its capacity as the beneficial owner of the Owned Shares and this Agreement shall not limit or otherwise affect the actions or fiduciary duties of the Stockholder, or any affiliate, trustee, beneficiary, settlor, employee or designee of the Stockholder or any of its affiliates (collectively, “Affiliates”) in its capacity, if applicable, as a director of the Company. Parent shall not assert any claim that any action taken by the Stockholder or any of its Affiliates in its capacity as a director of the Company violates any provision of this Agreement.

SECTION 4.4 Further Assurances. From time to time, at the reasonable request of Parent and without further consideration, the Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to comply with its obligations under this Agreement.

SECTION 4.5 Appraisal and Dissenters’ Rights. The Stockholder hereby irrevocably and unconditionally waives any and all rights that may arise with respect to the Merger or any of the transactions contemplated by the Merger Agreement to demand appraisal of any Owned Shares (including, without limitation, under Section 262 of the DGCL) or any rights that the Stockholder may have to dissent from the Merger.

SECTION 4.6 General Covenants. The Stockholder agrees that the Stockholder shall not: (a) enter into any Contract with any Person or take any other action that violates or conflicts with or would reasonably be expected to violate or conflict with, or result in or give rise to a violation of or conflict with, the Stockholder’s representations, warranties, covenants and obligations under this Agreement; or (b) take any action that would restrict or otherwise affect the Stockholder’s legal power, authority and right to comply with and perform the Stockholder’s covenants and obligations under this Agreement.

ARTICLE 5

MISCELLANEOUS

SECTION 5.1 Termination of this Agreement. This Agreement, and all obligations, terms and conditions contained herein, shall automatically terminate without any further action required by any party hereto upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms and (b) the Effective Time. In addition to the foregoing, this Agreement may be terminated (i) at any time by written consent of the parties hereto or (ii) by the Stockholder upon written notice to the Parent at any time following any amendment or other modification to any provision of the Merger Agreement that (I) decreases the amount or changes the form of the Merger Consideration, (II) imposes any material restrictions on or additional conditions on the payment of the Merger Consideration to stockholders of the Company or (III) imposes any material restrictions or obligations on the Stockholder.

SECTION 5.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 5.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto; provided, however, no such termination shall relieve any party hereto from any liability for any breach of this Agreement occurring prior to such termination and the provisions of this Article 5, including Section 5.11, shall survive any such termination. Notwithstanding the foregoing, termination of this Agreement shall not prevent any party from seeking any remedies (at law or in equity) against any other party for that party’s breach of any of the terms of this Agreement prior to the date of termination.

SECTION 5.3 Entire Agreement; Assignment. This Agreement (together with the Merger Agreement, to the extent referred to in this Agreement) and any documents delivered by the parties in connection herewith constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Other than as set forth in Section 5.4, nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto any rights or remedies hereunder. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 5.4 Amendments and Waivers; Third Party Beneficiary. This Agreement may only be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective. The parties hereto expressly agree that the Company is intended to, and shall, be a third party beneficiary of the covenants and agreements of the parties hereto, which covenants and agreements shall not be amended, modified or waived without the prior written consent of the Company. The foregoing notwithstanding, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

SECTION 5.5 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement will be in writing and will be deemed to have been duly given (i) when delivered or sent if delivered in Person or sent by email transmission (provided confirmation of email transmission is obtained) or (ii) on the next Business Day if transmitted by national overnight courier, in each case as follows:

If to the Stockholder:

AP VIII CH2 Holding, L.P.

c/o Apollo Management VIII, L.P.

9 West 57th Street

New York, New York 10019

Fax No.: (646) 607-0528

Attn:        Laurie Medley, Esq.

Email:     lmedley@apollolp.com

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Fax No.: (212) 757-3990

Attn:        Brian P. Finnegan

Email:     bfinnegan@paulweiss.com

If to the Company:

CH2M HILL Companies, Ltd.

919 South Jamaica Street

Englewood, CO 80112-5946

Attn: Thomas McCoy, Executive Vice President, General Counsel & Secretary

Fax:        (720) 286-8686

Email:     thomas.mccoy@ch2m.com

with a copy to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Fax No.: (650) 463-2600

Attn:        Tad J. Freese

Email:      tad.freese@lw.com

If to Parent or Merger Sub:

Jacobs Engineering Group, Inc.

1999 Bryan Street

Suite 1200

Dallas, TX 75201

Attn: Michael Tyler, General Counsel

Fax:        (214) 638-0447

Email:     Michael.Tyler@jacobs.com

with a copy to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

Fax No.: (212) 859-4000

Attn:        Chris Ewan

Email:     christopher.ewan@friedfrank.com

and

Wachtell, Lipton, Rosen & Katz

51 West 52nd St.

New York, NY 10019

Fax No.: (212) 403-2000

Attn:        David A. Katz

Email:     DAKatz@wlrk.com

SECTION 5.6 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the

Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts.

(b) Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 5.6, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) WITHOUT LIMITING SECTION 5.6(a) THROUGH (b), EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, THE MERGER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED THEREBY. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 5.6(c).

SECTION 5.7 Specific Performance.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach.

(b) Each party further agrees that (x) it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity and (y) no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.7, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

SECTION 5.8 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties. This Agreement may be executed by facsimile signature or by emailed portable document format (.pdf) file signature and a facsimile or .pdf signature shall constitute an original for all purposes.

SECTION 5.9 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

SECTION 5.10 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

SECTION 5.11 Non-Recourse. Each of Parent and Merger Sub agrees that any proceeding to enforce any breach of this Agreement by the Stockholders or its or its affiliates’ directors, officers, employees, partners, members or controlling persons will be brought against the Stockholder only.

SECTION 5.12 Interpretation.

(a) When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms.

(b) Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

SECTION 5.13 Publication. The Stockholder hereby permits Parent, the Company and Merger Sub to publish and disclose in any documents or schedules filed with the SEC and any other disclosures or filings required by applicable Law the Stockholder’s identity and ownership of the Owned Shares and the nature of the Stockholder’s commitments pursuant to this Agreement.

[remainder of page intentionally blank]

IN WITNESS WHEREOF, the parties hereto have caused this Voting and Support Agreement to be duly executed as of the day and year first above written.

PARENT:

JACOBS ENGINEERING GROUP INC.

By:	/s/ Robert Pragada
Name: Robert Pragada
Title: President of Buildings and Infrastructure

MERGER SUB:

BASKETBALL MERGER SUB INC.

By:	/s/ Michael J. Bante
Name: Michael J. Bante
Title: Secretary

STOCKHOLDER:

AP VIII CH2 HOLDINGS, L.P.

By:	CH2 Holdings GP, LLC, its general partner

By:	/s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President, Assistant Secretary

[Signature Page to Voting and Support Agreement]

EXHIBIT A

COMPANY STOCK OWNERSHIP

Stockholder	Number of Shares
AP VIII CH2 HOLDINGS, L.P.	4,821,600

Annex C

Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

August 1, 2017

The Board of Directors

CH2M HILL Companies, Ltd.

9191 South Jamaica Street

Englewood, Colorado 80112

The Board of Directors:

We understand that CH2M HILL Companies, Ltd. (“CH2M”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”) among CH2M, Jacobs Engineering Group Inc. (“Jacobs”) and Basketball Merger Sub Inc., a wholly owned subsidiary of Jacobs (“Merger Sub”), pursuant to which, among other things, Merger Sub will merge with and into CH2M (the “Merger”) and each outstanding share of the common stock, par value $0.01 per share, of CH2M (“CH2M Common Stock”) will be converted into the right to receive, at the election of the holder thereof and subject to certain proration procedures set forth in the Agreement (as to which we express no opinion), (i) a combination of (a) $52.85 in cash (the “Mixed Cash Consideration”) and (b) 0.6677 of a share (such number of shares, the “Mixed Stock Consideration” and, together with the Mixed Cash Consideration, the “Mixed Election Consideration”) of the common stock, par value $1.00 per share, of Jacobs (“Jacobs Common Stock”) or (ii) $88.08 in cash (the “Cash Election Consideration”) or (iii) 1.6693 shares of Jacobs Common Stock (such number of shares, the “Stock Election Consideration” and, together with the Mixed Election Consideration and the Cash Election Consideration, as applicable, the “Consideration”). The terms and conditions of the Merger are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of CH2M Common Stock (other than as specified below) of the Consideration to be received by such holders in the Merger.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to CH2M and Jacobs;

(ii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of CH2M furnished to or discussed with us by the management of CH2M, including certain financial forecasts relating to CH2M prepared by the management of CH2M (such forecasts, the “CH2M Forecasts”);

(iii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Jacobs furnished to or discussed with us by the management of Jacobs, including certain financial forecasts relating to Jacobs prepared by the management of Jacobs (such forecasts, the “Jacobs Forecasts”), reviewed certain publicly available financial forecasts relating to Jacobs for fiscal years 2017 through 2019 and extrapolations therefrom as prepared by the management of CH2M for fiscal years 2020 and 2021 (such forecasts, as extrapolated, the “Jacobs Public Forecasts”) and discussed with the management of CH2M its assessments as to the relative likelihood of achieving the future financial results reflected in the Jacobs Forecasts and the Jacobs Public Forecasts;

(iv)	reviewed certain estimates as to the amount and timing of potential cost savings anticipated by the management of Jacobs to result from the Merger as reviewed and approved by the management of CH2M (such cost savings, the “Cost Savings”);

The Board of Directors

CH2M HILL Companies, Ltd.

August 1, 2017

(v)	discussed the past and current business, operations, financial condition and prospects of CH2M with members of the senior managements of CH2M and Jacobs, including the liquidity needs of, and capital resources available to, CH2M, and discussed the past and current business, operations, financial condition and prospects of Jacobs with members of the senior managements of CH2M and Jacobs;

(vi)	reviewed the potential pro forma financial impact of the Merger on the future financial performance of Jacobs, including the potential effect on Jacobs’ estimated earnings per share after taking into account the Cost Savings;

(vii)	reviewed internal prices for CH2M Common Stock established by the Board of Directors of CH2M (the “Board”), and reviewed the trading history for Jacobs Common Stock and a comparison of that trading history with the trading histories of other companies we deemed relevant;

(viii)	compared certain financial information of CH2M and certain financial and stock market information of Jacobs with similar information of other companies we deemed relevant;

(ix)	compared certain financial terms of the Merger to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(x)	considered the results of the efforts on behalf of CH2M to solicit, at the direction of the Board, indications of interest and definitive proposals from selected third parties with respect to a possible acquisition of CH2M;

(xi)	reviewed an execution version, provided to us on August 1, 2017, of the Agreement; and

(xii)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of CH2M and Jacobs that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the CH2M Forecasts (including, without limitation, as to tax attributes), we have been advised by CH2M, and we have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of CH2M as to the future financial performance of CH2M and the other matters covered thereby. Based on the assessments of the management of CH2M as to the relative likelihood of achieving the future financial results reflected in the Jacobs Forecasts and the Jacobs Public Forecasts, we have relied, at the direction of CH2M, on the Jacobs Public Forecasts for purposes of our analyses and opinion. With respect to the Jacobs Public Forecasts (including, without limitation, extrapolations therefrom and as to tax attributes), we have been advised by CH2M, and we have assumed, at the direction of CH2M, that the Jacobs Public Forecasts are a reasonable basis upon which to evaluate the future financial performance of Jacobs and we have used the Jacobs Public Forecasts in performing our analyses. With respect to the Cost Savings, we have been advised by CH2M and Jacobs, and we have assumed, with the consent of CH2M, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of such managements. We have relied, at the direction of CH2M, on the assessments of the managements of CH2M and Jacobs as to the ability to achieve the Cost Savings and we have been advised by CH2M and Jacobs, and we have assumed, with the consent of CH2M, that such Cost Savings will be realized in the amounts and at the times projected.

The Board of Directors

CH2M HILL Companies, Ltd.

August 1, 2017

At the direction of CH2M, we have relied upon the assessments of the managements of CH2M and Jacobs as to, among other things, (i) the potential impact on CH2M and Jacobs of certain market, cyclical, competitive and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the technical professional services industry generally and the engineering and construction sectors thereof, (ii) the status of, and losses and costs associated with, certain of CH2M’s power EPC and design-build transportation projects and related matters, (iii) capital funding requirements for CH2M’s operations and defined benefit pension plans, the ability of CH2M to access necessary debt or equity financing for such funding requirements and the likely impact of any such financing, (iv) existing and future contracts and relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, customers and other commercial relationships of CH2M and Jacobs, and (v) the ability of Jacobs to integrate the operations of CH2M and Jacobs. We have assumed, with the consent of CH2M, that there will be no developments with respect to any such matters that would have an adverse effect on CH2M, Jacobs or the Merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.

We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent, off-balance sheet, accrued, derivative or otherwise) of CH2M, Jacobs or any other entity, nor have we made any physical inspection of the properties or assets of CH2M, Jacobs or any other entity. Our analyses and opinion do not consider the adequacy of CH2M’s financial reporting controls and procedures or any actual or potential arbitration, litigation, claims, audits or investigations to which CH2M, Jacobs or any of their respective affiliates are or in the future may be a party or subject. We have not evaluated the solvency or fair value of CH2M, Jacobs or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of CH2M, that the Merger will be consummated in accordance with its terms (including, without limitation, with respect to the deemed conversion at the effective time of the Merger of all outstanding shares of preferred stock of CH2M (“CH2M Preferred Stock”) into shares of CH2M Common Stock) and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed or occur that would have an adverse effect on CH2M, Jacobs or the Merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed, at the direction of CH2M, that the final executed Agreement will not differ in any material respect from the execution version reviewed by us.

We express no opinion or view as to any terms or other aspects or implications of the Merger (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Consideration or the Merger or any terms, aspects or implications of any voting and support agreement, consent, waiver or other arrangements, agreements or understandings entered into in connection with, related to or contemplated by the Merger or otherwise. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received in the Merger by holders of CH2M Common Stock (other than as specified below), without regard to individual circumstances of, or the allocation or relative fairness among, holders of CH2M Common Stock, Jacobs Common Stock or any other securities of CH2M or Jacobs, or any rights, preferences, restrictions or limitations (whether by virtue of control, conversion, voting, liquidity or otherwise) that may be attributable to any such securities or that may distinguish any holders thereof, and no opinion or view is expressed with respect to any consideration received in connection with the Merger by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation or other consideration to any of the officers, directors or employees of any party to the Merger or any related

The Board of Directors

CH2M HILL Companies, Ltd.

August 1, 2017

entities, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to CH2M or in which CH2M might engage or as to the underlying business decision of CH2M to proceed with or effect the Merger. We are not expressing any opinion as to what the value of Jacobs Common Stock actually will be when issued or the prices at which Jacobs Common Stock, CH2M Common Stock or any other securities of Jacobs or CH2M will trade or otherwise be transferable at any time, including following announcement or consummation of the Merger. We also are not expressing any opinion or view with respect to, and we have relied, at the direction of CH2M, upon the assessments of representatives of CH2M regarding, legal, regulatory, accounting, tax and similar matters relating to CH2M, Jacobs and the Merger, as to which we understand CH2M obtained such advice as it deemed necessary from qualified professionals. In addition, we express no opinion or recommendation as to any election made by a stockholder or how any stockholder should vote or act in connection with the Merger or any other matter.

We have acted as financial advisor to CH2M in connection with the Merger and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and the principal portion of which is contingent upon consummation of the Merger. In addition, CH2M has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of CH2M, Jacobs and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to CH2M and certain of its affiliates, and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as financial advisor to CH2M in connection with a minority equity investment in CH2M, (ii) having acted or acting as a bookrunner and/or placement agent for a debt offering of CH2M, (iii) having acted or acting as a lender under certain term loans, letters of credit, credit and leasing facilities and other credit arrangements of CH2M and/or certain of its affiliates (including acquisition financing), (iv) having provided or providing certain derivatives, foreign exchange and other trading services to CH2M and/or certain of its affiliates, (v) having provided or providing certain managed investments services and products to CH2M and/or certain of its affiliates and (vi) having provided or providing certain treasury management products and services to CH2M and/or certain of its affiliates.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Jacobs and certain of its affiliates, and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as an administrative agent, book manager and arranger for, and/or as a lender under, certain term loans, letters of credit, credit and leasing facilities and other credit arrangements of Jacobs and/or certain of its affiliates (including acquisition financing), (ii) having provided or providing certain derivatives, foreign exchange and other trading services to Jacobs and/or certain of its affiliates, (iii) having

The Board of Directors

CH2M HILL Companies, Ltd.

August 1, 2017

provided or providing certain managed investments services and products to Jacobs and/or certain of its affiliates, and (iv) having provided or providing certain treasury management products and services to Jacobs and/or certain of its affiliates. In addition, we and/or certain of our affiliates have maintained, currently are maintaining, and in the future may maintain, commercial (including vendor and/or customer) relationships with Jacobs and/or certain of its affiliates. It is understood that this letter is for the benefit and use of the Board (in its capacity as such) in connection with and for purposes of its evaluation of the Merger.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets, and the industries in which CH2M and Jacobs operate, have experienced and continue to experience volatility and we express no opinion or view as to any potential effects of such volatility on CH2M or Jacobs (or their respective businesses) or the Merger (including the contemplated benefits thereof). It should be understood that subsequent developments may affect this opinion and we do not have any obligation to update, revise or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Merger by holders of CH2M Common Stock (other than holders of shares of CH2M Preferred Stock and their respective affiliates, which shares will be deemed converted into shares of CH2M Common Stock in connection with the Merger) is fair, from a financial point of view, to such holders.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

Annex D

CREDIT SUISSE SECURITIES (USA) LLC
Franklin Center www.credit-suisse.com
227 West Monroe Street
Chicago, IL 60606

August 1, 2017

CH2M HILL Companies, Ltd.

919 South Jamaica Street

Englewood, Colorado 80112

Attention: Board of Directors

Members of the Board:

You have asked us to advise you in your capacity as the Board of Directors (the “Board”) of CH2M HILL Companies, Ltd. (the “Company”) with respect to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (“Company Common Stock”), of the Company, other than holders of shares of Company Preferred Stock (as defined below) and their respective affiliates, which shares will be deemed converted into shares of Company Common Stock in connection with the consummation of the Transaction (such holders of Company Preferred Stock, the “Excluded Persons”), of the Merger Consideration (as defined below) to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of August 1, 2017 (the “Merger Agreement”), among the Company, Jacobs Engineering Group Inc. (“Parent”) and Basketball Merger Sub Inc., a wholly-owned subsidiary of Parent (“Merger Sub”). We understand that the Merger Agreement provides for, among other things, the merger of the Company with Merger Sub (the ‘Transaction”) pursuant to which the Company will continue as the surviving corporation and become a wholly-owned subsidiary of Parent, and each share of outstanding Company Common Stock will be converted into the right to receive, at the election of the holder thereof, (i) the combination of (A) 0.6677 shares of common stock, par value $1.00 per share (“Parent Common Stock”), of Parent and (B) $52.85 in cash (the “Mixed Election Consideration”), (ii) $88.08 in cash (the “Cash Election Consideration”) or (iii) 1.6693 shares of Parent Common Stock (the “Stock Election Consideration”), subject to various limitations and procedures (as to which we express no view or opinion). The aggregate Mixed Election Consideration, Cash Election Consideration and Stock Election Consideration to be received by holders of Company Common Stock in the Transaction is referred to as the “Merger Consideration.”

In arriving at our opinion, we have reviewed an execution copy of the Merger Agreement and certain publicly available business and financial information relating to the Company and Parent. We have also reviewed certain other information relating to the Company and Parent, including (i) financial forecasts relating to the Company (the “Company Projections”), including certain estimates and judgments regarding the future financial impact to the Company’s cash flows attributable to the Inpex and Mopac projects (the “Company’s Estimates for Inpex and Mopac”) and (ii) financial forecasts relating to Parent (the “Company Projections for Parent”) provided to us by the management of Company, and have met with the managements of the Company and Parent and certain of their respective representatives to discuss the businesses and prospects of the Company and Parent, respectively. We also have reviewed, with the managements of the Company and Parent, the estimates of Parent regarding potential cost savings and other synergies, net of costs to achieve such cost savings and other synergies, anticipated to result from the Transaction (the “Synergies”). We have also considered certain financial data of the Company and certain financial and stock market data of Parent, and we have compared that data with similar data for other companies with publicly traded equity securities in businesses we deemed similar to those of the Company and Parent, respectively, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and, at your direction and with your consent, we have assumed and relied upon such information being complete and accurate in all respects material to our analyses and this opinion. With respect to the Company Projections and the Company Projections for Parent, we have been advised by the management of the Company, and we have assumed with your consent, that such forecasts have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and the Parent, respectively. With your consent, we also have relied upon, without independent investigation, (x) the estimates and judgments of the management of the Company regarding the future financial impact to the Company’s cash flows attributable to the Inpex and Mopac projects and (y) the estimates of Parent regarding the Synergies anticipated to result from the Transaction (including the timing and amount thereof). At your direction, we have assumed that the Company Projections, the Company Projections for Parent and the Company Estimates for Inpex and Mopac, taken together, are a reasonable basis upon which to evaluate the Company, the Parent and the Transaction and at your direction we have relied upon the Company Projections, the Company Projections for Parent and the Company Estimates for Inpex and Mopac for purposes of our analyses and this opinion. We express no view or opinion with respect to the Company Projections, the Company Projections for Parent, the Synergies or the Company Estimates for Inpex and Mopac, or the assumptions and methodologies upon which they are based.
We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no modification, delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Transaction and that the Transaction will be consummated in accordance with all applicable federal, state and local laws, and in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement thereof that is material to our analyses or this opinion. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent, nor have we been furnished with any such evaluations or appraisals. With your consent, we have also assumed that the final form of Merger Agreement, when executed by the parties thereto, will conform to the execution copy reviewed by us in all respects material to our analyses and this opinion.

Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock, other than the Excluded Persons, of the Merger Consideration to be received by such stockholders in connection with the Transaction pursuant to the Merger Agreement and does not address any other aspect or implication of the Transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the form or structure of the Transaction and the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received or otherwise payable to any officers, directors, employees, securityholders or affiliates of any party to the Transaction, or class of such persons, relative to the Merger Consideration or otherwise. Our opinion also does not address (i) the allocation of the Merger Consideration as between holders of Company Common Stock who receive the Mixed Election Consideration, the Cash Election Consideration, the Stock Election Consideration or any combination thereof, (ii) the relative fairness of the Mixed Election Consideration, the Cash Election Consideration and the Stock Election Consideration or (iii) the decision of any holder of shares of Series A Preferred Stock, par value $0.01 per share (“Company Preferred Stock”), of the Company to convert its shares into Company Common Stock or to waive any liquidation preference or other rights that may be available to holders of Company Preferred Stock in connection with the Transaction. Furthermore, we are not expressing any advice or opinion regarding matters that require legal, regulatory, accounting, insurance, intellectual property, tax, environmental, executive compensation or other similar professional advice. We have assumed that the Company has or will obtain such advice or opinions from the appropriate professional sources. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to what the value of shares of Parent Common Stock actually will be when issued to the holders of Company Common Stock pursuant to the Merger Agreement or the prices or ranges of prices at which shares of Company Common Stock or Parent Common Stock may be purchased or sold at any time. Our opinion does not address the relative merits of the Transaction as compared to alternative transactions or strategies that might be available to the Company, nor does it address the underlying business decision of the Board or the Company to proceed with or effect the Transaction.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. We also became entitled to receive a fee upon the rendering of our opinion. In addition, the Company has agreed to reimburse us for certain of our expenses and to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates in the past may have provided, and in the future may provide, investment banking and other financial advice and services to the Company, Parent and/or their respective affiliates for which advice and services we and our affiliates have received or would expect to receive compensation. We and our affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial advice and services to private equity firms with investments in the Company and certain of its affiliates unrelated to the proposed Transaction, for which services we and our affiliates have received, and expect to receive, compensation, including, among other things, having acted or acting (i) as financial advisor to private equity firms with investments in the Company and certain of its portfolio companies in connection with certain sale and acquisition transactions, (ii) in various roles in connection with securities offerings of certain portfolio companies of private equity firms with investments in the Company and (iii) as a lender in connection with credit facilities of certain portfolio companies of private equity firms with investments in the Company. In addition, we and certain of our affiliates, and certain of our and their respective employees and certain investment funds affiliated or associated with us, may have invested in investment funds managed or advised by private equity firms with investments in the Company. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial advice and services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent and any other company that may be involved in the Transaction, as well as provide investment banking and other financial advice and services to such companies and their affiliates.

It is understood that this letter is for the information of the Board (in its capacity as such) in connection with its consideration of the Transaction and does not constitute advice or any recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed Transaction, including without limitation whether such holder should elect to receive the Mixed Election Consideration, the Cash Election Consideration or the Stock Election Consideration.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Company Common Stock in the Transaction pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of Company Common Stock, other than the Excluded Persons.

Very truly yours,
CREDIT SUISSE SECURITIES (USA) LLC

Annex E

FORM OF ELECTION FORM AND LETTER OF TRANSMITTAL

Ladies and Gentlemen:

The attached Election Form and Letter of Transmittal (the “Election Form”) is being delivered in connection with the Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) by and among Jacobs Engineering Group Inc. (“Jacobs”), CH2M HILL Companies, Ltd. (“CH2M”) and Basketball Merger Sub Inc., a wholly-owned direct subsidiary of Jacobs (“Merger Sub”), pursuant to which Merger Sub will merge with and into CH2M, with CH2M continuing as the surviving corporation and becoming a wholly-owned direct subsidiary of Jacobs (the “Merger”). The instructions accompanying this Election Form for the shares of common stock, par value $0.01 per share (each, a share of “CH2M Common Stock”), and for the shares of preferred stock, par value $0.01 per share (each, a share of “CH2M Preferred Stock”, and together with the shares of CH2M Common Stock, the “CH2M Shares”), of CH2M should be read carefully before the Election Form is completed. CH2M stockholders may obtain additional Election Forms as may reasonably be requested from time to time from Georgeson LLC (the “Information Agent”) at the contact information described in the Proxy Statement/Prospectus dated [●], 2017 (the “Proxy Statement/Prospectus”).

The purpose of the Election Form is for the record holder of CH2M Shares to specify the number of CH2M Shares with respect to which such holder makes a (x) Mixed Election, (y) Cash Election and (z) Stock Election (each as described in further detail in the Election Form). You will receive a separate Election Form with respect to CH2M Shares held by you in the CH2M HILL Companies, Ltd. Retirement and Tax-Deferred Savings Plan (the “CH2M 401(k) Plan”) (if any). Individuals who have CH2M Shares credited to their accounts under the CH2M Deferred Compensation Plan (the “DCP”), the CH2M Senior Executive Retirement and Retention Plan (the “SERRP”) and/or the CH2M International Deferred Compensation Plan (the “ISVUE”) may not elect the form of merger consideration in respect of such CH2M Shares. Instead, the administrator of each of the DCP, SERRP and ISVUE will elect the form of merger consideration to be credited to accounts under the DCP, the SERRP and the ISVUE.

It is very important that you complete, sign and return the Election Form to the Exchange Agent, before 5:00 P.M., Eastern Time, on the date that is one (1) business day preceding the CH2M Special Meeting (as defined in the Proxy Statement/Prospectus) (the “Election Deadline”). The CH2M Special Meeting is scheduled to take place on [●], 2017 at [●] [a.m./p.m.] Mountain Time, at CH2M’s World Headquarters, 9191 South Jamaica Street, Englewood, Colorado, 80112, USA. Any CH2M Shares with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before the Election Deadline, will be deemed to be “no election shares,” and the holders of such no election shares will be deemed to have made a Mixed Election with respect to such no election shares. If you fail to deliver an effective, properly completed Election Form to the Exchange Agent on or before the Election Deadline, you will receive a separate Letter of Transmittal from the Exchange Agent in order to receive your merger consideration in connection with the Merger.

All elections made and all CH2M Shares surrendered pursuant to the Election Form are subject to the terms of the Merger Agreement that was furnished to CH2M stockholders as part of the Proxy Statement/Prospectus, all elections and surrenders are subject to the approval by the CH2M stockholders of the proposal to adopt the Merger Agreement set forth in the Proxy Statement/Prospectus and the proration mechanics described in the Merger Agreement.

Please use the enclosed envelope, addressed to the Exchange Agent, to return the Election Form.

PLEASE COMPLETE, SIGN AND MAIL OR DELIVER THE ELECTION FORM IN THE ENCLOSED ENVELOPE TO THE EXCHANGE AGENT:

Wells Fargo Bank, N.A.

By Mail: By 5:00 p.m. Eastern time on Election Deadline Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions P.O. Box 64858 St. Paul, Minnesota 55164-0858

By Hand or Overnight Courier:

By 5:00 p.m. Eastern time on Election

Deadline

Wells Fargo Bank, N.A.

Shareowner Services

Voluntary Corporate Actions

1110 Centre Pointe Curve, Suite 101

Mendota Heights, Minnesota 55120

Delivery of the Election Form to an address other than as set forth above will not constitute a valid delivery to the Exchange Agent. You must sign the Election Form in the appropriate space provided therefor below, with signature guaranteed, if required, and complete IRS Form W-9 or IRS Form W-8, as applicable, if required. The instructions set forth herein should be read carefully before you surrender any of your CH2M Shares.

ELECTION FORM

DESCRIPTION OF CH2M SHARES SUBJECT TO ELECTION

Name(s) and Address(es) of Registered Owner(s)	CH2M Shares Subject to Election (attach additional list if necessary)
	Class of CH2M Shares*	Total Number of Book-Entry Shares

* Indicate CH2M Common Stock or CH2M Preferred Stock.

This Election Form is to be used by stockholders of CH2M (other than in respect of CH2M Shares held in the CH2M 401(k) Plan (if any) or CH2M Shares credited to accounts under the DCP, SERRP or ISVUE), in connection with the election of merger consideration pursuant to the Merger Agreement.

THE ELECTION DEADLINE IS 5:00 P.M., EASTERN TIME, ON THE DATE THAT IS ONE (1) BUSINESS DAY PRECEDING THE CH2M SPECIAL MEETING. THE ELECTION FORM MUST BE COMPLETED, SIGNED AND RECEIVED BY THE EXCHANGE AGENT NO LATER THAN THIS TIME.

Subject to the conditions and limitations set forth in the Merger Agreement, the undersigned hereby elects to receive the following as consideration for the CH2M Shares designated in the “Description of CH2M Shares Subject to Election” above:

ELECTION CHECK ONE, TWO OR THREE BOXES BELOW TO MAKE A MERGER CONSIDERATION ELECTION. IF YOU SELECT MORE THAN ONE BOX, SPECIFY THE NUMBER OF SHARES FOR WHICH YOU WOULD LIKE TO MAKE SUCH ELECTION.
☐	(1)

Mixed Election – each CH2M Share subject to this Election Form converted into a combination of stock and cash as follows: (a) $52.85 in cash and (b) 0.6677 shares of common stock, par value $1.00 per share, of Jacobs (“Jacobs Common Stock”), plus cash in lieu of fractional shares.

Number of CH2M Shares for which you would like to make a Mixed Election:

☐	(2)	Cash Election – each CH2M Share subject to this Election Form converted into $88.08 in cash. Number of CH2M Shares for which you would like to make a Cash Election:

☐	(3)

Stock Election – each CH2M Share subject to this Election Form converted into 1.6693 shares of Jacobs Common Stock, plus cash in lieu of fractional shares.

Number of CH2M Shares for which you would like to make a Stock Election:

YOU MUST SIGN BELOW

* SIGNATURE(S) REQUIRED *

Signature(s) of Registered Holder(s) or Agent

Must be signed by the registered holder(s) of CH2M Shares exactly as the name(s) appear(s) on a security position listing for Book-Entry Shares. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title. SEE INSTRUCTION 4.

MEDALLION SIGNATURE GUARANTEED (IF REQUIRED) SEE INSTRUCTIONS 1 AND 4. APPLY MEDALLION GUARANTEE STAMP HERE

Registered Holder

Registered Holder

Title, if any

Date:

Any CH2M Shares with respect to which the Exchange Agent has not received an effective, properly completed Election Form, on or before the Election Deadline, will be deemed to be “no election shares,” and the holders of such no election shares will be deemed to have made a Mixed Election with respect to such no election shares.

Both the Stock Election and the Cash Election are subject to proration and adjustment procedures to ensure that the aggregate number of shares of Jacobs Common Stock to be issued by Jacobs in the Merger and the aggregate amount of cash to be paid in the Merger will be the same as if all applicable CH2M electing stockholders made a Mixed Election. Additional information with respect to the proration of CH2M Shares can be found in the Proxy Statement/Prospectus.

You should consult your personal tax advisor prior to making an election. By signing and returning the Election Form to the Exchange Agent, you acknowledge that the preference expressed with respect to the kind of merger consideration you wish to receive may not be fully satisfied depending upon the elections of other CH2M stockholders. No fractional shares of Jacobs Common Stock will be issued in connection with the Merger. Instead, you will be entitled to receive cash, without interest, for any fractional share of Jacobs Common Stock you might otherwise have been entitled to receive.

BOTH THE PROXY STATEMENT/PROSPECTUS, DATED [●], 2017, WHICH WAS SEPARATELY MAILED TO CH2M STOCKHOLDERS ON OUR ABOUT [●], 2017, AND THE INSTRUCTIONS ACCOMPANYING THIS ELECTION FORM SHOULD BE READ CAREFULLY BEFORE THIS ELECTION FORM IS COMPLETED.

In order for this Election Form to be valid, all sections of this Election Form must be properly completed in accordance with the Instructions, and the CH2M Shares subject to this Election Form, together with all other required documents, must be delivered to the Exchange Agent at the address set forth below prior to the Election Deadline.

PLEASE NOTE THAT THIS ELECTION FORM IS NOT FOR CASTING YOUR VOTE AT THE CH2M SPECIAL MEETING. YOU MUST COMPLETE AND RETURN THE PROXY CARD SENT TO YOU IN ORDER TO VOTE AT THE CH2M SPECIAL MEETING.

INSTRUCTIONS

FORMING PART OF THE ELECTION FORM

1. GUARANTEE OF SIGNATURES. No signature guarantee is required on the Election Form if (i) it is signed by the registered holder(s) of the CH2M Shares surrendered herewith (which term, for purposes of this Instruction, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the CH2M Shares) or (ii) the CH2M Shares surrendered herewith are surrendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (each, an “Eligible Institution”). In all other cases, all signatures on the Election Form must be guaranteed by an Eligible Institution. See Instruction 4.

2. ELECTION; REQUIREMENTS OF SURRENDER: The Election Form is to be completed by the registered holder(s) of CH2M Shares held in book-entry form (“Book-Entry Shares”), other than in respect of CH2M Shares held in the CH2M 401(k) Plan (if any) or CH2M Shares credited to accounts under the DCP, SERRP or ISVUE. The Election Form, properly completed and duly executed, with any required signature guarantees, and any other documents required by the Election Form, must be received by the Exchange Agent at its address set forth herein prior to the Election Deadline.

The purpose of the Election Form is for the record holder of CH2M Shares to specify the number of CH2M Shares with respect to which such holder makes a (x) Mixed Election, (y) Cash Election and (z) Stock Election (each as described in further detail in the Election Form). You will receive a separate Election Form with respect to CH2M Shares held by you in the CH2M HILL Companies, Ltd. Retirement and Tax-Deferred Savings Plan (the “CH2M 401(k) Plan”) (if any). Individuals who have CH2M Shares credited to their accounts under the CH2M Deferred Compensation Plan (the “DCP”), the CH2M Senior Executive Retirement and Retention Plan (the “SERRP”) and/or the CH2M International Deferred Compensation Plan (the “ISVUE”) may not elect the form of merger consideration in respect of such CH2M Shares. Instead, the administrator of each of the DCP, SERRP and ISVUE will elect the form of merger consideration to be credited to accounts under the DCP, the SERRP and the ISVUE.

Any CH2M Shares with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before the Election Deadline, will be deemed to be “no election shares,” and the holders of such no election shares will be deemed to have made a Mixed Election with respect to such no election shares. If you fail to deliver an effective, properly completed Election Form to the Exchange Agent on or before the Election Deadline, you will receive a separate Letter of Transmittal from the Exchange Agent in order to receive your merger consideration in connection with the Merger.

CH2M stockholders who cannot complete book-entry transfer procedures with respect to Book-Entry Shares prior to the Election Deadline, may surrender their CH2M Shares by properly completing and duly executing the Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures set forth in the instructions to the Notice of Guaranteed Delivery. Pursuant to such procedure: (i) such guarantee of delivery must be made by or through an Eligible Institution; (ii) a properly completed and duly executed Notice of Guaranteed Delivery must be received by the Exchange Agent prior to the Election Deadline; and (iii) the Election Form, properly completed and duly executed, with any other documents required by the Election Form, must be received by the Exchange Agent at its address set forth herein prior to the Election Deadline.

ELECTION FORMS MUST BE RECEIVED IN THE OFFICE OF THE EXCHANGE AGENT BY 5:00 P.M., EASTERN TIME, ON THE DATE THAT IS ONE (1) BUSINESS DAY PRECEDING THE CH2M SPECIAL MEETING TO MAKE AN ELECTION OF MERGER CONSIDERATION IN THE MERGER. GUARANTEED DELIVERIES WILL BE ACCEPTED UNTIL 5:00 P.M., EASTERN TIME, ON THE DATE THAT IS ONE (1) BUSINESS DAY PRECEDING THE CH2M SPECIAL MEETING.

No alternative, conditional or contingent surrenders will be accepted. All surrendering CH2M stockholders, by execution of the Election Form, waive any right to receive any notice of the acceptance of their CH2M Shares. Any surrendering CH2M stockholder hereby waives all appraisal rights in connection with the CH2M Shares surrendered herewith.

3. ELECTION OPTIONS: On page 3 of the Election Form, you should indicate whether you would like to receive, in exchange for your CH2M Shares, the Mixed Election, the Cash Election or the Stock Election. If you mark more than one selection, specify the number of CH2M Shares for which you would like to make such Mixed Election, Cash Election or Stock Election. As described in the Proxy Statement/Prospectus, we cannot guarantee that you will receive the form of merger consideration that you elect. If a CH2M stockholder fails to submit a properly completed Election Form with respect to any CH2M Shares prior to the Election Deadline, such CH2M Shares will be deemed to be “no election shares,” and the holders of such no election shares will be deemed to have made a Mixed Election with respect to such no election shares.

4. SIGNATURES ON ELECTION FORM, STOCK POWERS AND ENDORSEMENTS: If the Election Form is signed by the registered holder(s) of the CH2M Shares subject to this Election Form, the signature(s) must correspond with the name(s) on the security position listing for the Book-Entry Shares without alteration, enlargement or any change whatsoever.

If any of the CH2M Shares subject to the Election Form are held of record by two or more joint owners, all such owners must sign the Election Form, as applicable.

If the Election Form is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to Jacobs and the Exchange Agent of the authority of such person so to act must be submitted.

Tax implications apply to the registered holder at the time of transfers unless gift or inheritance rules apply. For tax-related information or questions, contact your tax advisor.

5. TAX DOCUMENTATION; BACKUP WITHHOLDING: Please read the Section entitled “Important Tax Information” for information about completing an IRS Form W-9 or an applicable IRS Form W-8, as appropriate. Failure to properly complete and submit IRS Form W-9 or an applicable IRS Form W-8 may result in backup withholding of a portion of the amount of any payments made to you pursuant to the Merger.

6. REVOCATION OR CHANGE OF ELECTION: Your election of merger consideration may be changed or revoked at any time prior to the Election Deadline. In order to change your election, you must validly revoke your election by submitting a written request to the Exchange Agent and complete a new Election Form, which must be received by the Exchange Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the CH2M Shares represented by such Election Form shall become no election shares, except to the extent a subsequent election is properly made with respect to any or all of such CH2M Shares prior to the Election Deadline. All elections will be automatically deemed revoked upon receipt by the Exchange Agent of written notification from Jacobs that the Merger Agreement has been terminated in accordance with its terms.

7. METHOD OF DELIVERY: Do not send your Election Form to Jacobs or CH2M. The method of delivery of the Election Form and all other required documents hereunder is at the option and the risk of the surrendering CH2M stockholder and the delivery will be deemed made only when actually received by the Exchange Agent. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

8. CONSTRUCTION: All questions with respect to the Election Form raised by holders of CH2M Shares (including, without limitation, questions relating to the time limits or effectiveness of revocation of any election and questions relating to computations as to allocations) will be determined by Jacobs or the Exchange Agent, whose determination shall be conclusive and binding. The Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms or Letters of Transmittal, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Jacobs, CH2M, Merger Sub or the Exchange Agent shall be under any obligation to notify you of any defect in an Election Form.

9. QUESTIONS OR ADDITIONAL COPIES: Questions and requests for assistance or additional copies of the Proxy Statement/Prospectus, the Election Form, the Notice of Guaranteed Delivery, IRS Form W-9 (or applicable Form W-8) may be directed to the Information Agent at the address and phone number set forth in the Proxy Statement/Prospectus. A CH2M stockholder may also contact such stockholder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning making an election and surrender of CH2M Shares.

IMPORTANT TAX INFORMATION

The IRS Form W-9 provided herewith must be completed and signed if you are a U.S. person (including a U.S. resident alien). PLEASE PROVIDE YOUR SOCIAL SECURITY NUMBER OR OTHER TAXPAYER IDENTIFICATION NUMBER (“TIN”) AND CERTIFY THAT YOU ARE NOT SUBJECT TO BACKUP WITHHOLDING.

NOTE: FAILURE TO COMPLETE AND RETURN IRS FORM W-9 (OR AN APPLICABLE IRS FORM W-8) MAY RESULT IN BACKUP WITHHOLDING OF A PORTION OF THE VALUE OF ANY PAYMENT MADE TO YOU PURSUANT TO THE MERGER. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE INSTRUCTIONS INCLUDED WITH THE IRS FORM W-9 ENCLOSED WITH THIS ELECTION FORM.

Under current U.S. federal income tax laws, a CH2M stockholder who tenders CH2M Shares that are accepted for exchange may be subject to backup withholding. In order to avoid such backup withholding, a CH2M stockholder that is a U.S. person must provide the Exchange Agent with such CH2M stockholder’s correct TIN on the IRS Form W-9 provided herewith and certify that (i) the TIN provided on the IRS Form W-9 is correct (or that such CH2M stockholder is awaiting a TIN) and (ii) the CH2M stockholder is not subject to backup withholding because (x) such CH2M stockholder is exempt from backup withholding, (y) such CH2M stockholder has not been notified by the IRS that it is subject to backup withholding as a result of a failure to report all interest or dividends or (z) the IRS has notified the CH2M stockholder that it is no longer subject to backup withholding. In general, if a CH2M stockholder is an individual, the TIN is the Social Security number of such individual. If the Exchange Agent is not provided with the correct TIN, the CH2M stockholder may be subject to a $50 penalty imposed by the IRS and the value of any payments made with respect to the Merger may be subject to backup withholding (currently at a rate of 28%). Failure to comply truthfully with the backup withholding requirements also may result in the imposition of criminal and/or civil fines and penalties. For further information concerning backup withholding and instructions for completing the IRS Form W-9 (including how to obtain a TIN if you do not have one and how to complete the IRS Form W-9 if the CH2M Shares are held in more than one name), consult the instructions to IRS Form W-9.

Certain CH2M stockholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. However, to prevent backup withholding, an exempt CH2M stockholder that is a U.S. person should provide a properly completed, signed and dated IRS Form W-9, checking the appropriate boxes to indicate its exempt status to the Exchange Agent. In order to satisfy the Exchange Agent that a CH2M stockholder that is not a U.S. person qualifies as an exempt recipient, such CH2M stockholder must submit a statement, signed under penalties of perjury, attesting to that CH2M stockholder’s non-U.S. status, on an appropriate, properly completed Form W-8, or successor form. Such forms can be obtained from the Exchange Agent or at the IRS website at http://www.irs.gov.

Failure to provide a properly completed IRS Form W-9 (or applicable IRS Form W-8) will not, by itself, cause the CH2M Shares to be deemed invalidly tendered, but may result in the application of backup withholding (currently at a rate of 28%) by the Exchange Agent on the value of any payments made pursuant to the Merger. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of a person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained from the IRS provided that the required information is furnished to the IRS on a timely basis.

NOTE: FAILURE TO COMPLETE AND RETURN THE IRS FORM W-9 (OR APPLICABLE IRS FORM W-8) MAY RESULT IN BACKUP WITHHOLDING OF A PORTION OF THE VALUE OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE MERGER. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE INSTRUCTIONS INCLUDED WITH THE IRS FORM W-9 ENCLOSED WITH THE ELECTION FORM.

Form W-9 (Rev. December 2014) Department of the Treasury Internal Revenue Service	Request for Taxpayer Identification Number and Certification	Give Form to the requester. Do not send to the IRS.

Print or type See Specific Instructions on page 2.	1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.
2 Business name/disregarded entity name, if different from above
	3 Check appropriate box for federal tax classification; check only one of the following seven boxes:										4 Exemptions (codes apply only to
	☐	Individual/sole proprietor or single-member LLC	☐	C Corporation	☐	S Corporation	☐	Partnership	☐	Trust/estate	certain entities, not individuals; see instructions on page 3): Exempt payee code (if any) Exemption from FATCA reporting code (if any) (Applies to accounts maintained outside the U.S.)
☐

Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▶

Note. For a single-member LLC that is disregarded, do not check LLC; check the appropriate box in the line above for the tax classification of the single-member owner.

	☐	Other (see instructions) ▶
	5 Address (number, street, and apt. or suite no.)								Requester’s name and address (optional)
6 City, state, and ZIP code
7 List account number(s) here (optional)

Part I	Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3.

Note. If the account is in more than one name, see the instructions for line 1 and the chart on page 4 for guidelines on whose number to enter.

Social security number
	–	–
or
Employer identification number
–

Part II	Certification

Under penalties of perjury, I certify that:

1.	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

2.	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

3.	I am a U.S. citizen or other U.S. person (defined below); and

4.	The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3.

Sign Here	Signature of U.S. person ▶	Date ▶

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. Information about developments affecting Form W-9 (such as legislation enacted after we release it) is at www.irs.gov/fw9.

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following:

● Form 1099-INT (interest earned or paid)

● Form 1099-DIV (dividends, including those from stocks or mutual funds)

● Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)

● Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)

● Form 1099-S (proceeds from real estate transactions)

● Form 1099-K (merchant card and third party network transactions)

● Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)

● Form 1099-C (canceled debt)

● Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding? on page 2.

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income, and

4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See What is FATCA reporting? on page 2 for further information.

Cat. No. 10231X	Form W-9 (Rev. 12-2014)

Form W-9 (Rev. 12-2014)	Page 2

Note. If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

● An individual who is a U.S. citizen or U.S. resident alien;

● A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;

● An estate (other than a foreign estate); or

● A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners’ share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States:

● In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;

● In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and

● In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See Exempt payee code on page 3 and the separate Instructions for the Requester of Form W-9 for more information.

Also see Special rules for partnerships above.

What is FATCA reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code on page 3 and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account, list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9.

a. Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note. ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

b. Sole proprietor or single-member LLC. Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or “doing business as” (DBA) name on line 2.

c. Partnership, LLC that is not a single-member LLC, C Corporation, or S Corporation. Enter the entity’s name as shown on the entity’s tax return on line 1 and any business, trade, or DBA name on line 2.

d. Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

e. Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a “disregarded entity.” See Regulations section 301.7701-2(c)(2)(iii). Enter the owner’s name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner’s name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on line 2, “Business name/disregarded entity name.” If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Form W-9 (Rev. 12-2014)	Page 3

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

Line 3

Check the appropriate box in line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box in line 3.

Limited Liability Company (LLC). If the name on line 1 is an LLC treated as a partnership for U.S. federal tax purposes, check the “Limited Liability Company” box and enter “P” in the space provided. If the LLC has filed Form 8832 or 2553 to be taxed as a corporation, check the “Limited Liability Company” box and in the space provided enter “C” for C corporation or “S” for S corporation. If it is a single-member LLC that is a disregarded entity, do not check the “Limited Liability Company” box; instead check the first box in line 3 “Individual/sole proprietor or single-member LLC.”

Line 4, Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space in line 4 any code(s) that may apply to you.

Exempt payee code.

● Generally, individuals (including sole proprietors) are not exempt from backup withholding.

● Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.

● Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

● Corporations are not exempt from backup withholding with respect to attorneys’ fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2—The United States or any of its agencies or instrumentalities

3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities

5—A corporation

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession

7—A futures commission merchant registered with the Commodity Futures Trading Commission

8—A real estate investment trust

9—An entity registered at all times during the tax year under the Investment Company Act of 1940

10—A common trust fund operated by a bank under section 584(a)

11—A financial institution

12—A middleman known in the investment community as a nominee or custodian

13—A trust exempt from tax under section 664 or described in section 4947

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

[1]	See Form 1099-MISC, Miscellaneous Income, and its instructions.
[2]	However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable” (or any similar indication) written or printed on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B—The United States or any of its agencies or instrumentalities

C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G—A real estate investment trust

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I—A common trust fund as defined in section 584(a)

J—A bank as defined in section 581

K—A broker

L—A trust exempt from tax under section 664 or described in section 4947(a)(1)

M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

Note. You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on this page), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Form W-9 (Rev. 12-2014)	Page 4

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, or 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

	For this type of account:	Give name and SSN of:
1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account[1]
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor[2]
4.	a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
	b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
5.	Sole proprietorship or disregarded entity owned by an individual	The owner[3]
6.	Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))	The grantor*
	For this type of account:	Give name and EIN of:
7.	Disregarded entity not owned by an individual	The owner
8.	A valid trust, estate, or pension trust	Legal entity[4]
9.	Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11.	Partnership or multi-member LLC	The partnership
12.	A broker or registered nominee	The broker or nominee
13.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14.	Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i)(B))	The trust
[1]	List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.
[2]	Circle the minor’s name and furnish the minor’s SSN.
[3]	You must show your individual name and you may also enter your business or DBA name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.
[4]	List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 2.
*	Note. Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

● Protect your SSN,

● Ensure your employer is protecting your SSN, and

● Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1-877-IDTHEFT (1-877-438-4338).

Visit IRS.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

NOTICE OF GUARANTEED DELIVERY

to

Surrender CH2M Shares

of

CH2M HILL Companies, Ltd. (“CH2M”) – CUSIP # [●] (“CH2M Shares”)

(Not to be used for signature guarantees)

THE ELECTION PERIOD WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON THE DATE THAT IS ONE (1) BUSINESS DAY PRECEDING THE CH2M SPECIAL MEETING.

This Notice of Guaranteed Delivery must be used to elect the form of merger consideration to be received by CH2M stockholders if the procedure for CH2M Shares held in book-entry form (“Book-Entry Shares”) cannot be completed on a timely basis on or prior to the Election Deadline, which is 5:00 p.m., Eastern Time, on the date that is one (1) business day preceding the CH2M Special Meeting. This form may be delivered by hand, transmitted by facsimile transmission or mailed to the Exchange Agent. (See Instruction 2 of the Instructions accompanying the Election Form and this Notice of Guaranteed Delivery.)

The Exchange Agent for the Merger is:

Wells Fargo Bank, N.A.

By Mail: By 5:00 p.m. Eastern time on Election Deadline Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions P.O. Box 64858 St. Paul, Minnesota 55164-0858	By Facsimile Transmission: By 5:00 p.m. Eastern time on Election Deadline Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions (800) 380-1372 (phone) (866) 734-9952 (fax)

By Hand or Overnight Courier:

By 5:00 p.m. Eastern time on Election Deadline

Wells Fargo Bank, N.A.

Shareowner Services

Voluntary Corporate Actions

1110 Centre Pointe Curve, Suite 101

Mendota Heights, Minnesota 55120

Delivery of this Notice of Guaranteed Delivery to an address other than one set forth above or transmission of instructions via facsimile number other than the facsimile number set forth above will not constitute a valid delivery to the Exchange Agent.

This Notice of Guaranteed Delivery to the Exchange Agent is not to be used to guarantee signatures. If a signature on an Election Form is required to be guaranteed by an “Eligible Institution” under the instructions thereto, such signature guarantees must appear in the applicable space provided in the signature box on the Election Form.

The eligible guarantor institution that completes this Notice of Guaranteed Delivery must communicate the guarantee to the Exchange Agent, and the Election Form, properly completed and duly executed, with any required signature guarantees, and any other documents required by the Election Form, must be received by the Exchange Agent at its address set forth herein before the Election Deadline.

THE GUARANTEE ON THE REVERSE SIDE OF THIS PAGE MUST BE COMPLETED.

Ladies and Gentlemen:

The undersigned hereby surrenders to Jacobs Engineering Group Inc., upon the terms and subject to the conditions set forth in the Proxy Statement/Prospectus dated [●], 2017 (the “Proxy Statement/Prospectus”), and the related Election Form, receipt of which are hereby acknowledged, the number of CH2M Shares set forth below, pursuant to Instruction 2 of the Instructions accompanying the Election Form, and this Notice of Guaranteed Delivery.

ELECTION CHECK ONE, TWO OR THREE BOXES BELOW TO MAKE A MERGER CONSIDERATION ELECTION. IF YOU SELECT MORE THAN ONE BOX, SPECIFY THE NUMBER OF SHARES FOR WHICH YOU WOULD LIKE TO MAKE SUCH ELECTION.

☐	(1)

Mixed Election – each CH2M Share subject to this Election Form converted into a combination of stock and cash as follows: (a) $52.85 in cash and (b) 0.6677 shares of common stock, par value $1.00 per share, of Jacobs (“Jacobs Common Stock”), plus cash in lieu of fractional shares.

Number of CH2M Shares for which you would like to make a Mixed Election:

☐	(2)	Cash Election – each CH2M Share subject to this Election Form converted into $88.08 in cash. Number of CH2M Shares for which you would like to make a Cash Election:

☐	(3)

Stock Election – each CH2M Share subject to this Election Form converted into 1.6693 shares of Jacobs Common Stock, plus cash in lieu of fractional shares.

Number of CH2M Shares for which you would like to make a Stock Election:

SIGNATURE(S) REQUIRED.

Signature of Registered Holder(s) or Agent

Must be signed by the registered holder(s) of CH2M Shares exactly as name(s) appear(s) on the security position listing for the Book-Entry Shares. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and see Instruction 4 of the Instructions accompanying the Election Form and this Notice of Guaranteed Delivery.

Signature(s) of all CH2M stockholder(s), and capacity if applicable

GUARANTEE

(Not to be used for signature guarantee)

The undersigned, a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program, (a) represents that the above named person(s) “own(s)” the CH2M Shares surrendered hereby within the meaning of Rule 14e-4 under the Securities Exchange Act of 1934, as amended (“Rule 14e-4”), (b) represents that such surrender of CH2M Shares complies with Rule 14e-4 and (c) guarantees to deliver to the Exchange Agent such CH2M Shares pursuant to the procedure for book-entry transfer into the Exchange Agent’s account at The Depository Trust Company, in either case together with the Election Form, properly completed and duly executed, with any required signature guarantees, and any other documents required by the Election Form, all within two New York Stock Exchange trading days after the date hereof.

☐ Check if securities will be surrendered by book-entry transfer.
Name of Surrendering Institution:

Account Number:

Authorized Signature:

Title:

Name:

Dated:

Address:

Area Code and Telephone Number:

Annex F

APPRAISAL RIGHTS

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

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(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this

F-2

title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series

F-3

eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

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(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

F-5

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Officers and Directors of Jacobs.

Jacobs is incorporated under the laws of the State of Delaware. Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Jacobs’ amended and restated certificate of incorporation provides for this limitation of liability.

Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such director and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.

Article 15 of the Jacobs Charter provides that Jacobs shall indemnify to the fullest extent authorized or permitted by law any person made, or threatened to be made, a party to any action or proceeding (whether civil or criminal or otherwise) by reason of the fact that he, his testator or intestate, is or was a director or officer of Jacobs or by reason of the fact that such director or officer, at the request of Jacobs, is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity.

Article 7 of the Jacobs Bylaws provides that Jacobs shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Jacobs) by reason of the fact that he is or was a director, officer or employee of Jacobs, or is or was serving at the request of Jacobs as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise or as a member of any committee or similar body, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

The DGCL also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability as described above. Jacobs currently maintains liability insurance for its directors and officers. Such insurance is available to its directors and officers in accordance with its terms.

Lastly, Jacobs has entered into an Indemnification Agreement with each of its directors (the “Indemnification Agreement”). In general, the Indemnification Agreement provides that Jacobs will indemnify the director if the director is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Jacobs) by reason of the fact that the director is or was a director, officer or employee of Jacobs, or is or was serving at the request of Jacobs as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the director in connection with the investigation, defense, settlement or appeal of such action, suit or proceeding if the director acted in good faith and in a manner that the director reasonably believed to be in or not opposed to the best interests of Jacobs, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the director’s conduct was unlawful. In connection with an action or suit by or in the right of Jacobs, Jacobs will indemnify the director against expenses (including attorneys’ fees) actually incurred by the director related to the defense or settlement of the action or suit if the director acted in good faith and in a manner that the director reasonably believed to be in or not opposed to the best interests of Jacobs; however, under the Indemnification Agreement, no indemnification shall be made in respect of any claim, issue or matter as to which the director is judged liable to Jacobs unless the Delaware Court of Chancery determines that the director is fairly and reasonably entitled to indemnity for such expenses.

In addition and subject to certain limitations, the Indemnification Agreement provides for the advancement of expenses incurred by the director in connection with any investigation, defense, settlement or appeal of any civil or criminal action, suit or proceeding covered by the Indemnification Agreement. In order to obtain such advancement of expenses, the director must provide Jacobs with an undertaking to repay all amounts if it is ultimately determined that the director is not entitled to indemnification for such expenses.

The Indemnification Agreement does not exclude any other rights to indemnification or advancement of expenses to which the director may be entitled, including any rights arising under applicable law, the Jacobs Charter and the Jacobs Bylaws, any other agreement, vote of stockholders or resolution of disinterested directors, or otherwise.

The foregoing statements are subject to the detailed provisions of the DGCL, the full text of the Jacobs Charter, which is filed as Exhibit [●] hereto, and the Indemnification Agreement, which is filed as Exhibit [●] hereto.

Item 21. Exhibits and Financial Statements.

(a)	A list of the exhibits included as part of this registration statement is set forth on the index of exhibits immediately preceding such exhibits and is incorporated herein by reference.

(b)	All schedules for which provision is made in the applicable accounting regulations of the SEC have been omitted because they are not required, amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere in the registration statement.

Item 22. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145I, the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)	That every prospectus (i) that is filed pursuant to paragraph (6) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in, this registration statement when it became effective.

(10)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit	Description
2.1	Agreement and Plan of Merger, dated as of August 1, 2017, by and among Jacobs Engineering Group Inc., Basketball Merger Sub Inc. and CH2M HILL Companies, Ltd. (included as Annex A to the Proxy Statement/Prospectus included in this registration statement).

3.1	Amended and Restated Certificate of Incorporation of Jacobs Engineering Group Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Jacobs Engineering Group Inc. on January 28, 2014).

3.2	Amended and Restated Bylaws of Jacobs Engineering Group Inc., dated January 19, 2017 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K/A filed by Jacobs Engineering Group Inc. on May 15, 2017).

4.1	Specimen Certificate for Common Stock (incorporated by reference to Exhibit 4.3 to the Annual Report on Form 10-K filed by Jacobs Engineering Group Inc. on December 27, 1991).P

5.1*	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP as to the validity of the securities being registered.

10.1	Voting and Support Agreement, dated as of August 1, 2017, by and among Jacobs Engineering Group Inc., Basketball Merger Sub Inc. and AP VIII CH2 Holdings, L.P. (included as Annex B to the Proxy Statement/Prospectus included in this registration statement).

10.2	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the third quarter of fiscal 2012 filed by Jacobs Engineering Group Inc. on August 2, 2012).

21.1	Subsidiaries of Jacobs Engineering Group Inc. (incorporated by reference to Exhibit 21 to the Annual Report on Form 10-K filed by Jacobs Engineering Group Inc. on November 22, 2016).

23.1*	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 5.1)

23.2*	Consent of KPMG LLP, independent registered public accounting firm of CH2M HILL Companies, Ltd.

23.3*	Consent of Ernst & Young LLP, independent registered public accounting firm of Jacobs Engineering Group Inc.

24.1*	Power of Attorney (included on the signature page to this registration statement).

99.1*	Form of Proxy Card to be used by record holders of shares of common stock and preferred stock of CH2M HILL Companies, Ltd.

99.2†	Voting Instruction Form to be used by holders of shares of common stock of CH2M HILL Companies, Ltd. under the CH2M HILL Companies, Ltd. Retirement and Tax-Deferred Savings Plan

99.3*	Election Form (included as Annex E to the Proxy Statement/Prospectus included in this registration statement)

99.4†	401(k) Election Form

99.5*	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

99.6*	Consent of Credit Suisse Securities (USA) LLC.

*	Filed herewith
†	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Jacobs Engineering Group Inc. has duly caused this registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas on September 19, 2017.

JACOBS ENGINEERING GROUP INC.

By:	/s/ Kevin C. Berryman
Name: Kevin C. Berryman
Title: Executive Vice President and Chief Financial Office

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven J. Demetriou and Kevin C. Berryman, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement (and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, for the offering which this Registration Statement relates), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirement of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Capacity	Dates

/s/ Steven J. Demetriou Steven J. Demetriou	President, Chief Executive Officer, and Chairman (principal executive officer)	September 19, 2017

/s/ Kevin C. Berryman Kevin C. Berryman	Executive Vice President and Chief Financial Officer (principal financial officer)	September 19, 2017

/s/ William B. Allen William B. Allen	Senior Vice President and Chief Accounting Officer (principal accounting officer)	September 19, 2017

/s/ Joseph R. Bronson Joseph R. Bronson	Director	September 19, 2017

/s/ Juan José Suárez Coppel Juan José Suárez Coppel	Director	September 19, 2017

/s/ Ralph E. Eberhart Ralph E. Eberhart	Director	September 19, 2017

/s/ Dawne S. Hickton Dawne S. Hickton	Director	September 19, 2017

/s/ Robert A. McNamara Robert A. McNamara	Director	September 19, 2017

/s/ Peter J. Robertson Peter J. Robertson	Director	September 19, 2017